

06018532



Rabobank

Rabobank Nederland
Directoraat Control Rabobank Groep

Sender UC-G 717, Postbus 17100, 3500 HG Utrecht

Visiting address Croeselaan 18, Utrecht
Telephone 00 31 302162615
Fax 61928

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

SUPPL

Our reference BB/jcd
Date November 3, 2006

Subject **Rabobank Nederland Rule 12g3-2(b) File No. 82-5010**

The enclosed press releases from the period Oktober 2006(not applicable) and the Pricing Supplements of Oktober 2006 are being furnished to the Securities and Exchange Commission (the "**SEC**") on behalf of Rabobank Nederland (the "**Bank**") pursuant to the exemption from the Securities Exchange Act of 1934 (the "**Act**") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Bank is subject to the Act.

Yours sincerely,
Rabobank Nederland

Prof.dr.Ir.Bert Bruggink
Executive Board / CFO Rabobank Group

dlw 11/17

Final Terms

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND)
(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND) AUSTRALIA BRANCH
(Australia Business Number 70 003 917 655)
(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND) SINGAPORE BRANCH
(Singapore Company Registration Number F03634W)
(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

Euro 80,000,000,000
Global Medium-Term Note Programme
Due from seven days to perpetuity

SERIES NO: 1253A
TRANCHE NO: 2
EUR 80,000,000 Floating Rate Notes due February 2020

(to be consolidated and form a single series with the Issuer's EUR 210,000,000 Floating Rate Notes due February 2020 issued on 24 February 2005)

Issue Price: 97.5567 per cent. (including 0.176822% accrued interest from and including 24 August 2006 to but excluding 13 September 2006)

IXIS Corporate & Investment Bank

The date of this Final Terms is 8 September 2006

PART A – CONTRACTUAL TERMS

Terms used herein shall be deemed to be defined as such for the purposes of the Terms and Conditions (the "2004 Conditions") set forth in the Rabobank Nederland Global Medium Term Note Programme Offering Circular dated 15 October 2004. This document constitutes the Final Terms of the Notes described herein for the purposes of Article 5.4 of the Prospectus Directive (Directive 2003/71/EC) (the "Prospectus Directive") and must be read in conjunction with the Offering Circular dated 31 May 2006 (the "2006 Offering Circular"), which constitutes a base prospectus for the purposes of the Prospectus Directive, save in respect of the Terms and Conditions of the Notes which are replaced by the 2004 Conditions. The 2004 Conditions are incorporated by reference in, and deemed to form a part of, the 2006 Offering Circular. Full information on the Issuer and the offer of the Notes is only available on the basis of the combination of these Final Terms, the 2004 Conditions and the 2006 Offering Circular. The 2004 Conditions and the 2006 Offering Circular are available for viewing at, and copies may be obtained from, Rabobank Nederland at Croeselaan 18, 3521 CB Utrecht, the Netherlands and the principal office in England of the Arranger and of the Paying Agent in Luxembourg and Amsterdam and www.bourse.lu.

1	Issuer:	Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A.
		(Rabobank Nederland)
2	(i) Series Number:	1253A
	(ii) Tranche Number	2
	(If fungible with an existing Series, details of that Series, including the date on which the Notes become fungible.)	to be consolidated and form a single series with the Issuer's EUR 210,000,000 Floating Rate Notes due February 2020 issued on 24 February 2005
3	Specified Currency or Currencies:	Euro ("EUR")
4	Aggregate Nominal Amount:	
	(i) Series:	EUR 290,000,000
	(ii) Tranche:	EUR 80,000,000
5	Issue Price:	97.5567 per cent. (including 0.176822% accrued interest from, and including, 24 August 2006 to, but excluding, 13 September 2006)
6	Specified Denominations:	EUR100,000
7	(i) Issue Date:	13 September 2006
	(ii) Interest Commencement Date (if different from the Issue Date):	24 August 2006
8	Maturity Date:	24 February 2020
9	Domestic Note: (if Domestic Note, there will be no gross-up for withholding tax)	No
10	Interest Basis:	Floating Rate
11	Redemption/Payment Basis:	Redemption at par
12	Change of Interest or Redemption/ Payment Basis:	Not Applicable
13	Put/Call Options:	Not Applicable
14	(i) Status of the Notes:	Senior
	(ii) Date approval for issuance of Notes obtained:	Not Applicable
15	Method of distribution:	Non-syndicated

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE			
16	**Fixed Rate Note Provisions**		Not Applicable
17	**Floating Rate Provisions**		Applicable (please see the Annex attached hereto)
	(i)	Interest Period(s):	The period beginning on and including 24 August 2006 and ending on but excluding 24 November 2006 and each successive period beginning on and including a Specified Interest Payment Date and ending on but excluding the next succeeding Specified Interest Payment Date
	(ii)	Specified Interest Payment Dates:	Quarterly in arrears, 24 February, 24 May, 24 August and 24 November in each year commencing on 24 November 2006, up to and including the Maturity Date.
	(iii)	Business Day Convention:	Modified Following Business Day Convention
	(iv)	Business Centre(s) (Condition 1(a)):	Not Applicable
	(v)	Manner in which the Rate(s) of Interest is/are to be determined:	Please see the Annex attached hereto
	(vi)	Interest Period Date(s):	Not Applicable
	(vii)	Party responsible for calculating the Rate(s) of Interest and Interest Amount(s) (if not the Calculation Agent):	IXIS Corporate & Investment Bank
	(viii)	Screen Rate Determination (Condition 1(a)):	Please see the Annex attached hereto
		Reference Rate:	Please see the Annex attached hereto
		Interest Determination Date:	Five TARGET Business Days prior to the beginning of the relevant Interest Period
		Relevant Screen Page:	Not Applicable
	(ix)	ISDA Determination (Condition 1(a)):	Not Applicable
	(x)	Margin(s): [+/-]	Not Applicable
	(xi)	Minimum Rate of Interest:	0.00 per cent. per annum
	(xii)	Maximum Rate of Interest:	Not Applicable
	(xiii)	Day Count Fraction (Condition 1(a)):	30/360
18	**Zero Coupon Note Provisions**		Not Applicable
19	***Index Linked Interest Note Provisions***		*Not Applicable*

20	**Equity Linked Interest Note Provisions**	Not Applicable
21	**Dual Currency Note Provisions**	Not Applicable
22	**Call Option**	Not Applicable
23	**Put Option**	Not Applicable
24	**Final Redemption Amount (all Notes except Equity Linked Redemption Notes and Index Linked Redemption Notes) of Each Note**	EUR 100,000 per Note of EUR 100,000 Specified Denomination
25	**Final Redemption Amount (Equity Linked Redemption Notes)**	Not Applicable
26	**Final Redemption Amount (Index Linked Redemption Notes)**	Not Applicable
27	**Early Redemption Amount**	
	(xiv) Early Redemption Amount(s) of each Note payable on redemption for taxation reasons (Condition 7(c)) or an event of default (Condition 13) and/or the method of calculating the same (if required or if different from that set out in the Conditions):	Yes, as set out in the Conditions
	(xv) Redemption for taxation reasons permitted on days other than Interest Payment Dates (Condition 7(c)):	Yes
	(xvi) Unmatured Coupons to become void upon early redemption (Bearer Notes only) (Condition 10(f)):	Yes
	(xvii) Early Redemption Amount of each Note payable on redemption pursuant to Condition 7(g):	Not Applicable
GENERAL PROVISIONS APPLICABLE TO THE NOTES		
28	**Form of Notes**	Bearer Notes
		Temporary Global Note exchangeable for a permanent Global Note in the limited circumstances specified in the permanent Global Note

29	Financial Centre(s) (Condition 10(h)) or other special provisions relating to payment dates:	TARGET: The first sentence of Condition 10(h) shall be deemed to be deleted and replaced with the following: "If any date for payment in respect of any Note is not a business day, the holder shall not be *entitled to payment until the next following* business day, unless it would thereby fall into the next calendar month, in which event such date for payment shall be brought forward to the immediately preceding business day and the holder shall not be entitled to any interest or other sum in respect of such early or postponed payment."
30	Talons for future Coupons or Receipts to be attached to Definitive Notes (and dates on which such Talons mature):	No
31	Details relating to Partly Paid Notes: amount of each payment comprising the Issue Price and date on which each payment is to be made and consequences (if any) of failure to pay, including any right of the Issuer to forfeit the Notes and interest due on late payment:	Not Applicable
32	Details relating to Instalment Notes: Amount of each instalment, date on which each payment is to be made:	Not Applicable
33	Redenomination, renominalisation and reconventioning provisions	Not Applicable
34	Consolidation provisions:	Not Applicable

35	Other terms or special conditions:	So long as Bearer Notes are represented by a permanent Global Note and the permanent Global Note is held on behalf of Euroclear, Clearstream, Luxembourg or any other clearing system, notwithstanding Condition 15, notices to Noteholders may be given by delivery of the relevant notice to that clearing system for communication by it to entitled accountholders. Any notice thus delivered to that clearing system shall be deemed to have been given to the Noteholders on the day on which that notice is delivered to the clearing system.
DISTRIBUTION		
36	(xviii) If syndicated, names and addresses of Managers:	Not Applicable
	(xix) Stabilising Manager(s) (if any):	Not Applicable
	(xx) Dealers' Commission:	Not Applicable
37	If non-syndicated, name and address of Dealer:	IXIS Corporate & Investment Bank of 47, Quai d'Austerlitz, 75648 Paris Cedex 13, France
38	Applicable TEFRA exemption:	D Rules
39	Additional selling restrictions:	Not Applicable
40	Subscription period:	Not Applicable
GENERAL		
41	*Additional steps that may only be taken following approval by an Extraordinary Resolution in accordance with Condition 14(a):*	*Not Applicable*
42	The aggregate principal amount of Notes issued has been translated into Euro at the rate of [•], producing a sum of (for Notes not denominated in Euro):	Not Applicable
43	In the case of Notes listed on Eurolist by Euronext Amsterdam N.V.:	Not Applicable

LISTING AND ADMISSION TO TRADING APPLICATION

These Final Terms comprise the final terms required to list and have admitted to trading the issue of Notes described herein pursuant to the Euro *80,000,000,000 Global Medium Term* Note Programme of Rabobank Nederland.

RESPONSIBILITY

The Issuer accepts responsibility for the information contained in these Final Terms. Signed on behalf of the Issuer:

By:



PART B – OTHER INFORMATION

1	**Listing**		
	(xxi)	Listing:	Luxembourg
	(xxii)	Admission to Trading:	Application has been made for the Notes to be admitted to trading on the Luxembourg Stock Exchange's regulated market with effect from 13 September 2006
	(xxiii)	Estimate of total expenses related to admission to trading:	EUR 6,210
2	**Ratings**		
	Rating:		*The Notes to be issued have been rated:* S&P: AAA Moody's: Aaa Fitch Ratings Ltd.: AA+ As defined by S&P, an AAA rating means that the Notes has the highest rating assigned by S&P and that the Issuer's capacity to meet its financial commitment on the obligation is extremely strong. As defined by Moody's an Aaa rating means that the Notes are judged to be of the highest quality, with minimal credit risk. As defined by Fitch an AA+ rating means that the Notes are judged to be of a very high credit quality and denote expectations of low credit risk. It indicates very strong capacity for payment of financial commitments and is not significantly vulnerable to foreseeable events.
3	**Notification**		

The Netherlands Authority for the Financial Markets (Autoriteit Financiële Markten) has provided each of the Commission bancaire, financière et des assurances (CBFA) in Belgium, Epitroph Kefalaiagoras in Greece, Comisión Nacional del Mercado de Valores (CNMV) in Spain, Autorité des marchés financiers (AMF) in France, Irish Financial Regulatory Authority in Ireland, Commissione Nazionale per le Società e la Borsa (CONSOB) in Italy, Kredittilsynet in Norway, Financial Market Authority (FMA) in Austria, Rahoitustarkastus in Finland, Finansinspektionen in Sweden, Financial Services Authority (FSA) in United Kingdom, Commission de surveillance du secteur financier in Luxembourg and the Bundesanstalt für Finanzdienstleistungsaufsicht (BaFin) in Germany with a certificate of approval attesting that the Offering Circular has been drawn up in accordance with the Prospectus Directive.

Notwithstanding the foregoing, no offer of Notes to the public may be made in any Relevant Member State, which requires for the Issuer to undertake any action in addition to the filing of the Final Terms with the Netherlands Authority for the Financial Markets unless and until the Issuer advises such action has been taken.

4	**Interests of natural and legal persons involved in the [Issue/offer]**	
Save as disclosed in the Offering Circular, so far as the Issuer is aware, no person involved in the offer of the Notes has an interest material to the offer.		
5	**Reasons for the offer, estimated net proceeds and total expenses**	
	Not Applicable	
6	**Yield [Fixed Rate Notes Only)**	
	Not Applicable	
7	**Historic Interest rates** *(Floating Rate Notes only)*	
Not Applicable		
8	**Performance of index/formula, explanation of effect on value of investment and associated risks and other information concerning the underlying** *(Index-Linked Notes only)*	
Not Applicable		
9	**Performance of rate[s] of exchange and explanation of effect on value of investment** *(Dual Currency Notes only)*	
Not Applicable		
10	**Performance of underlying, explanation of effect on value of investment and associated risks and information concerning the underlying (Equity-Linked Notes only)**	
Not Applicable		

11 Operational Information

(i) Temporary ISIN Code: Permanent ISIN Code:	XS0266246221 XS0212211477
(ii) Temporary ISIN Code: Permanent ISIN Code:	026624622 021221147
(iii) Fondscode:	Not Applicable
(iv) German WKN-code:	Not Applicable
(v) Private Placement number	Not Applicable
(vi) Any clearing system(s) other than Euroclear and Clearstream, Luxembourg and the relevant number(s):	Not Applicable
(i) The Depository Trust Company	Rabobank Nederland only
(vii)Delivery:	Delivery against payment
(viii) Names and addresses of additional Paying/ Delivery Agent(s) (if any):	Not Applicable
(ix) Names (and addresses) of Calculation Agent(s) (if different from Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank International))	IXIS Corporate & Investment Bank of 47, Quai d'Austerlitz, 75648 Paris Cedex 13, France

12 General

Tradeable Amount:	Not Applicable

Annex

The Notes shall bear interest at a rate determined by the Calculation Agent in accordance with the following formula:

$$\mathbf{Max\ [(1+Reference\ Rate- 0.735\%)^{0.25}-1;0\%]}$$

Where:

Reference Rate: EUR-ISDA-EURIBOR 10 years Swap Rate- 11:00 a.m., means in respect of each Interest Period, the annual swap rate for euro swap transactions expressed as a percentage and shall be determined in accordance with the Floating Rate Option "EUR-ISDA-EURIBOR-Swap Rate-11:00" of the ISDA Definitions with a Designated Maturity of 10 years.

If the Calculation Agent determines in its sole and absolute discretion that, on any Interest Determination Date the 10 year CMS:

does not appear on the Reuters Page ISDAFIX2 (or any successor or the other relevant page); or

for any other reason, is unavailable or cannot reasonably be calculated,

the 10 year CMS as the case may be will be the rate determined by the Calculation Agent as the EUR-Annual Swap Rate Reference banks as defined in the 2000 ISDA Definitions.

Final Terms

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND)
(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND) AUSTRALIA BRANCH
(Australia Business Number 70 003 917 655)
(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND) SINGAPORE BRANCH
(Singapore Company Registration Number F03634W)
(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

EUR 80,000,000,000
Global Medium-Term Note Programme
Due from seven days to perpetuity

SERIES NO: 1632A

TRANCHE NO.: 1

AUD 200,000,000 6.25 per cent. Fixed Rate Notes 2006 due 25 August 2009 (the "Notes")

Issue Price: 100.805 per cent.

RBC Capital Markets | **Rabobank International**

Commonwealth Bank of Australia | **Credit Suisse**

Deutsche Bank | **UBS Investment Bank**

Banca IMI | **Daiwa Securities SMBC Europe**

ING Wholesale Banking | **KBC International Group**

WGZ BANK | **Zurich Cantonalbank**

The date of these Final Terms is 23 August 2006

PART A – CONTRACTUAL TERMS

Terms used herein shall be deemed to be defined as such for the purposes of the Conditions set forth in the Offering Circular (the "**Offering Circular**") dated 31 May 2006 which constitutes a base prospectus for the purposes of the Prospectus Directive (Directive 2003/71/EC) (the "**Prospectus Directive**"). This document constitutes the Final Terms of the Notes described herein for the purposes of Article 5.4 of the Prospectus Directive and must be read in conjunction with the Offering Circular, as so supplemented. Full information on the Issuer and the offer of the Notes is only available on the basis of the combination of these Final Terms and the Offering Circular. The Notes will be issued on the terms of these Final Terms read together with the Offering Circular. Each Issuer accepts responsibility for the information contained in these Final Terms which, when read together with the Offering Circular, contains all information that is material in the context of the issue of the Notes. The Offering Circular is available for viewing at, and copies may be obtained from, Rabobank Nederland at Croeselaan 18, 3521 CB Utrecht, the Netherlands and the principal office in England of the Arranger and of the Paying Agent in Luxembourg and Amsterdam and *www.bourse.lu*.

1	Issuer:	Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland), Australia Branch
2	(i) Series Number:	1632A
	(ii) Tranche Number	1
3	Specified Currency or Currencies:	Australian Dollars ("**AUD**")
4	Aggregate Nominal Amount:	
	(i) Series:	AUD 200,000,000
	(ii) Tranche:	AUD 200,000,000
5	Issue Price:	100.805 per cent. of the Aggregate Nominal Amount
6	Specified Denominations:	AUD 1,000
7	(i) Issue Date:	25 August 2006
	(ii) Interest Commencement Date (if different from the Issue Date):	Not Applicable
8	Maturity Date:	25 August 2009
9	Domestic Note: (if Domestic Note, there will be no gross-up for withholding tax):	No
10	Interest Basis:	6.25 per cent. Fixed Rate
11	Redemption/Payment Basis:	Redemption at par
12	Change of Interest or Redemption/ Payment Basis:	Not Applicable
13	Put/Call Options:	Not Applicable
14	(i) Status of the Notes:	Senior

	(ii)	Date approval for issuance of Notes obtained:	Not Applicable
15	Method of distribution:		Syndicated

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

16	**Fixed Rate Note Provisions**		Applicable
	(i)	Rate of Interest:	6.25 per cent. per annum payable annually in arrear
	(ii)	Interest Payment Date:	25 August in each year commencing on 25 August 2007 and ending on 25 August 2009 subject to Condition 10(h)(A)
	(iii)	Fixed Coupon Amount:	AUD 62.50 per AUD 1,000 in nominal amount
	(iv)	Broken Amount:	Not Applicable
	(v)	Day Count Fraction (Condition 1(a)):	Actual/Actual (ICMA)
	(vi)	Determination Date(s) (Condition 1(a)):	Not Applicable
	(vii)	Other terms relating to the method of calculating interest for Fixed Rate Notes:	Not Applicable
17	Floating Rate Provisions		Not Applicable
18	Zero Coupon Note Provisions		Not Applicable
19	Index Linked Interest Note Provisions		Not Applicable
20	Equity Linked Interest Note Provisions		Not Applicable
21	Dual Currency Note Provisions		Not Applicable

PROVISIONS RELATING TO REDEMPTION

22	Call Option	Not Applicable
23	Put Option	Not Applicable
24	Final Redemption Amount (all Notes except Equity Linked Redemption Notes and Index Linked Redemption Notes) of Each Note	AUD 1,000 per Note of AUD 1,000 Specified Denomination
25	Final Redemption Amount (Equity Linked Redemption Notes)	Not Applicable
26	Final Redemption Amount (Index Linked Redemption Notes)	Not Applicable

27	Early Redemption Amount	
	(i) Early Redemption Amount(s) of each Note payable on redemption for taxation reasons (Condition 7(c)) or an event of default (Condition 13) and/or the method of calculating the same (if required or if different from that set out in the Conditions):	As set out in the Conditions
	(ii) Redemption for taxation reasons permitted on days other than Interest Payment Dates (Condition 7(c)):	Yes
	(iii) Unmatured Coupons to become void upon early redemption (Bearer Notes only) (Condition 10(f)):	Yes
	(iv) Early Redemption Amount of each Note payable on redemption pursuant to Condition 7(g):	Not Applicable

GENERAL PROVISIONS APPLICABLE TO THE NOTES

28	**Form of Notes**	Bearer Notes Temporary Global Note exchangeable for a permanent Global Note which is exchangeable for Definitive Notes in the limited circumstances specified in the permanent Global Note
29	Financial Centre(s) (Condition 10(h)) or other special provisions relating to payment dates:	London, Sydney and Melbourne
30	Talons for future Coupons or Receipts to be attached to Definitive Notes (and dates on which such Talons mature):	No
31	Details relating to Partly Paid Notes: amount of each payment comprising the Issue Price and date on which each payment is to be made and consequences (if any) of failure to pay, including any right of the Issuer to forfeit the Notes and interest due on late payment:	Not Applicable
32	Details relating to Instalment Notes: Amount of each instalment, date on which each payment is to be made:	Not Applicable
33	Redenomination, renominalisation and reconventioning provisions:	Not Applicable
34	Consolidation provisions:	Not Applicable
35	Other terms or special conditions:	Not Applicable

DISTRIBUTION

36 (i) If syndicated, names and addresses of the Managers:

The Joint Lead Managers:

Royal Bank of Canada Europe Limited
71 Queen Victoria Street
London EC4V 4DE
United Kingdom

Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank International)
Thames Court
One Queenhithe
London EC4V 3RL
United Kingdom

The Senior Co-Lead Managers:

Commonwealth Bank of Australia
Senator House
85 Queen Victoria Street
London EC4V 4HA
United Kingdom

Credit Suisse Securities (Europe) Limited
One Cabot Square
London E14 4QJ
United Kingdom

Deutsche Bank AG, London Branch
Winchester House
1 Great Winchester Street
London EC2N 2DB

UBS Limited
100 Liverpool Street
London EC2M 2RH
United Kingdom

The Co-Lead Managers:

Banca IMI S.p.A.
Corso Matteotti 6
20121 Milan
Italy

Daiwa Securities SMBC Europe Limited
5 King William Street
London EC4N 7AX
United Kingdom

ING Belgium SA/NV
Avenue Marnix, 24
1000 Brussels
Belgium

		KBC Bank NV Havenlaan 2 B.1080 Brussels Belgium
		WGZ BANK AG Westdeutsche Genossenschafts-Zentralbank Ludwig-Erhard-Allee 20 Dusseldorf 40227
		Zurich Cantonalbank Bahnhofstrasse 9 8001 Zurich
	(ii) Stabilising Manager(s) (if any):	Royal Bank of Canada Europe Limited
	(iii) Managers' Commission:	1.1875 per cent. selling concession 0.1875 per cent. combined management and underwriting commission
37	If non-syndicated, name and address of Manager:	Not Applicable
38	Applicable TEFRA exemption:	D Rules
39	Additional selling restrictions:	Not Applicable
40	Subscription period:	Not Applicable

GENERAL

41	Additional steps that may only be taken following approval by an Extraordinary Resolution in accordance with Condition 14(a):	Not Applicable
42	The aggregate principal amount of Notes issued has been translated into Euro at the rate of Euro 0.596774, producing a sum of (for Notes not denominated in Euro):	Euro 119,354,800
43	In the case of Notes listed on Eurolist by Euronext Amsterdam N.V.:	Not Applicable

LISTING AND ADMISSION TO TRADING APPLICATION

These Final Terms comprise the final terms required to list and have admitted to trading the issue of Notes described herein pursuant to the Euro 80,000,000,000 Global Medium Term Note Programme of Rabobank Nederland.

RESPONSIBILITY

The Issuer accepts responsibility for the information contained in these Final Terms.

Signed on behalf of the Issuer:

By: 

Duly authorised

PART B – OTHER INFORMATION

1 Listing

(i)	Listing:	Luxembourg Stock Exchange
(ii)	Admission to Trading:	Application has been made for the Notes to be admitted to trading on the Luxembourg Stock Exchange's regulated market with effect from 25 August 2006
(iii)	Estimate of total expenses related to admission to trading:	Euro 1,885

2 Ratings

Rating: The Notes to be issued have been rated:

S&P:	AAA
Moody's:	Aaa
Fitch Ratings Ltd:	AA+

As defined by Standard & Poor's, an AAA rating means that the Notes have the highest rating assigned by Standard & Poor's and that the Issuer's capacity to meet its financial commitment on the obligation is extremely strong. As defined by Moody's an Aaa rating means that the Notes are judged to be of the highest quality, with minimal credit risk. As defined by Fitch an AA+ rating means that the Notes are judged to be of a very high credit quality and denote expectations of low credit risk and this indicates very strong capacity for payment of financial commitments and is not significantly vulnerable to foreseeable events.

3 Notification

The Netherlands Authority for the Financial Markets *(Autoriteit Financiële Markten)* has provided to each of the *Commission bancaire, financiére et des assurances (CBFA)* in Belgium, *Epitroph Kefalaiagoras* in Greece, *Comisiòn Nacional del Mercado de Valores (CNMV)* in Spain, *Autorité des marchés finaciers (AMF)* in France, Irish Financial Regulatory Authority in Ireland, *Commissione Nazionale per le Società e la Borsa (CONSOB)* in Italy, *Kredittilsynet* in Norway, Financial Market Authority (FMA) in Austria, *Rahoitustarkastus* in Finland, *Finansinspektionen* in Sweden, Financial Services Authority (FSA) in United Kingdom, *Commission de surveillance du secteur financier* in Luxembourg and the *Bundesanstalt für Finanzdienstleistungsaufsicht (BaFin)* in Germany with a certificate of approval attesting that the Offering Circular has been drawn up in accordance with the Prospectus Directive.

Notwithstanding the foregoing, no offer of Notes to the public may be made in any Relevant Member State, which requires the Issuer to undertake any action in addition to the filing of the Final Terms with the Netherlands Authority for the Financial Markets unless and until the Issuer advises such action has been taken.

4 Interests of natural and legal persons involved in the issue

Save as disclosed in the Offering Circular, so far as the Issuer is aware, no person involved in the offer of the Notes has an interest material to the offer.

5 Reasons for the offer, estimated net proceeds and total expenses

(i)	Reasons for the offer:	Banking business
(ii)	Estimated net proceeds	AUD 198,830,000
(iii)	Estimated total expenses:	AUD 2,780,000 (comprising of AUD 30,000 Managers' expenses and AUD 2,750,000 selling concession and combined management and underwriting commission)

6 Yield (Fixed Rate Notes Only)

Indication of yield:	5.949 per cent. per annum This is the yield-to-maturity and is calculated as the rate of return anticipated on the Notes as if they will be held until the Maturity Date. The calculation of the yield-to-maturity takes into account the Issue Price of the Notes, the Aggregate Nominal Amount of the Notes, the Rate of Interest and the time to the Maturity Date. It is also assumed that all coupons are reinvested at the same rate. The yield is calculated at the Issue Date on the basis of the Issue Price. It is NOT an indication of future yield.

7 Historic interest rates

Not Applicable

8 Performance of index/formula, explanation of effect on value of investment and associated risks and other information concerning the underlying

Not Applicable

9 Performance of rate[s] of exchange and explanation of effect on value of investment

Not Applicable

10 Performance of underlying, explanation of effect on value of investment and associated risks and information concerning the underlying (Equity-Linked Notes only)

Not Applicable

11 Operational information

(i)	ISIN Code:	XS0265239821
(ii)	Common Code:	026523982
(iii)	Fondscode:	Not Applicable
(iv)	German WKN-code:	A0GXA2

(v)	Private Placement number	Not Applicable
(vi)	Any clearing system(s) other than Euroclear and Clearstream, Luxembourg and the relevant number(s):	Not Applicable
(vii)	Delivery:	Delivery against payment
(viii)	Names and addresses of additional Paying/ Delivery Agent(s) (if any):	Not Applicable
(ix)	Names (and addresses) of Calculation Agent(s) (if different from Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank International))	Not Applicable

12 General

Tradeable Amount:	Not Applicable.

Final Terms

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND)
(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) Australia Branch
(Australian Business Number 70 003 917 655)
(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) Singapore Branch
(Singapore Company Registration Number F03634W)
(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

Euro 80,000,000,000
Global Medium-Term Note Programme
Due from seven days to perpetuity

SERIES NO: 1636A
TRANCHE NO: 1

ZAR 250,000,000 8.75 per cent. Fixed Rate Notes 2006 due 12 September 2011 (the "Notes")

Issue Price: 99.975 per cent.

TD Securities

The date of these Final Terms is 8 September 2006.

PART A – CONTRACTUAL TERMS

Terms used herein shall be deemed to be defined as such for the purposes of the Conditions set forth in the offering circular dated May 31, 2006 (the "**Offering Circular**") which constitutes a base prospectus for the purposes of the Prospectus Directive (Directive 2003/71/EC) (the "**Prospectus Directive**"). This document constitutes the Final Terms of the Notes described herein for the purposes of Article 5.4 of the Prospectus Directive and must be read in conjunction with the Offering Circular, as so supplemented. Full information on the Issuer and the offer of the Notes is only available on the basis of the combination of these Final Terms and the Offering Circular. The Notes will be issued on the terms of these Final Terms read together with the Offering Circular. Each Issuer accepts responsibility for the information contained in these Final Terms which, when read together with the Offering Circular, contains all information that is material in the context of the issue of the Notes. The Offering Circular is available for viewing at, and copies may be obtained from, Rabobank Nederland at Croeselaan 18, 3521 CB Utrecht, the Netherlands and the principal office in England of the Arranger and of the Paying Agent in Luxembourg and Amsterdam and www.bourse.lu.

1	Issuer:		Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland)
2	(i)	Series Number:	1636A
	(ii)	Tranche Number:	1
3	Specified Currency or Currencies:		South African Rand ("ZAR")
4	Aggregate Nominal Amount:		
	(i)	Series:	ZAR 250,000,000
	(ii)	Tranche :	ZAR 250,000,000
5	Issue Price:		99.975 per cent. of the Aggregate Nominal Amount
6	Specified Denominations:		ZAR 1,000
7	(i)	Issue Date:	12 September 2006
	(ii)	Interest Commencement Date (if different from the Issue Date):	Not Applicable
8	Maturity Date:		12 September 2011
9	Domestic Note: (if Domestic Note, there will be no gross-up for withholding tax)		No
10	Interest Basis:		8.75 per cent. Fixed Rate
11	Redemption/Payment Basis:		Redemption at par
12	Change of Interest or Redemption/Payment Basis:		Not Applicable
13	Put/Call Options:		Not Applicable
14	(i)	Status of the Notes:	Senior

	(ii)	Date approval for issuance of Notes obtained:	Not Applicable
15	Method of distribution:		Non-Syndicated

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

16	**Fixed Rate Note Provisions**		Applicable
	(i)	Rate of Interest:	8.75 per cent. per annum payable annually in arrear
	(ii)	Interest Payment Date(s):	12 September in each year commencing on 12 September 2007 and ending on the Maturity Date.
	(iii)	Fixed Coupon Amount(s):	ZAR 87.50 per ZAR 1,000 in nominal amount
	(iv)	Broken Amount:	Not Applicable
	(v)	Day Count Fraction (Condition 1(a)):	Actual/Actual-ICMA (unadjusted)
	(vi)	Determination Date(s) (Condition 1(a)):	Interest Payment Dates
	(vii)	Other terms relating to the method of calculating interest for Fixed Rate Notes:	Not Applicable
17	**Floating Rate Provisions**		Not Applicable
18	**Zero Coupon Note Provisions**		Not Applicable
19	**Index Linked Interest Note Provisions**		Not Applicable
20	**Equity Linked Interest Note Provisions**		Not Applicable
21	**Dual Currency Note Provisions**		Not Applicable

PROVISIONS RELATING TO REDEMPTION

22	**Call Option**	Not Applicable
23	**Put Option**	Not Applicable
24	**Final Redemption Amount (all Notes except Equity Linked Redemption Notes and Index Linked Redemption Notes) of Each Note**	ZAR 1,000 per Note of ZAR 1,000 Specified Denomination
25	**Final Redemption Amount (Equity Linked Redemption Notes)**	Not Applicable
26	**Final Redemption Amount (Index Linked Redemption Notes)**	Not Applicable
27	**Early Redemption Amount**	

(i)	Early Redemption Amount(s) of each Note payable on redemption for taxation reasons (Condition 7(c)) or an event of default (Condition 13) and/or the method of calculating the same (if required or if different from that set out in the Conditions):	Yes, as set out in the Conditions
(ii)	Redemption for taxation reasons permitted on days other than Interest Payment Dates (Condition 7(c)):	Yes
(iii)	Unmatured Coupons to become void upon early redemption (Bearer Notes only) (Condition 10(f)):	Yes
(iv)	Early Redemption Amount of each Note payable on redemption pursuant to Condition 7(g):	Not Applicable

GENERAL PROVISIONS APPLICABLE TO THE NOTES

28	**Form of Notes**	Bearer Notes
	Temporary or permanent Global Note/Certificate:	Temporary Global Note exchangeable for permanent Global Note which is exchangeable for Definitive Notes in the limited circumstances specified in the permanent Global Note on or after a date which is expected to be 22 October 2006 upon certification as to non-U.S. beneficial ownership.
29	Financial Centre(s) (Condition 10(h)) or other special provisions relating to payment dates:	London, Johannesburg, Target, subject to Conditions 10(h)(A)
30	Talons for future Coupons or Receipts to be attached to Definitive Notes (and dates on which such Talons mature):	No
31	Details relating to Partly Paid Notes: amount of each payment comprising the Issue Price and date on which each payment is to be made and consequences (if any) of failure to pay, including any right of the Issuer to forfeit the Notes and interest due on late payment:	Not Applicable
32	Details relating to Instalment Notes:	Not Applicable
33	Redenomination, renominalisation and reconventioning provisions:	Not Applicable

34	Consolidation provisions:	Not Applicable
35	Other terms or special conditions:	So long as Bearer Notes are represented by a temporary or permanent Global Note and the temporary or permanent Global Note is held on behalf of Euroclear, Clearstream, Luxembourg or any other clearing system, notwithstanding Condition 17, notices to Noteholders may be given by delivery of the relevant notice to that clearing system for communication by it to entitled accountholders. Any notice thus delivered to that clearing system shall be deemed to have been given to the Noteholders on the day on which that notice is delivered to the clearing system.

DISTRIBUTION

36	(i) If syndicated, names and addresses of Managers:	Not Applicable
	(ii) Stabilising Manager (if any):	Not Applicable
	(iii) Dealers' Commission:	1.625 per cent. selling concession 0.25 per cent. combined management and underwriting commission
37	If non-syndicated, name and address of Dealer:	The Toronto-Dominion Triton Court 14/18 Finsbury Square London, EC2A 1DB United Kingdom
38	Applicable TEFRA exemption	D Rules
39	Additional selling restrictions:	South Africa The Dealer will be required to represent and agree that it has not and will not offer for sale or subscription or sell, directly or indirectly, the Notes in the Republic of South Africa or to any person, corporate or other entity resident in the Republic of South Africa except in accordance with the Exchange Control Regulations of the Republic of South Africa and any other applicable laws and regulations of the Republic of South Africa in force from time to time, and in circumstances which would not constitute an offer to the public within the meaning of the South African Companies Act, 1973 (as amended).

40	Subscription period:	Not Applicable

GENERAL

41	Additional steps that may only be taken following approval by an Extraordinary Resolution in accordance with Condition 14(a):	Not Applicable
42	The aggregate principal amount of Notes issued has been translated into Euro at the rate of 0.109064 producing a sum of (for Notes not denominated in Euro):	Euro 27,266,000
43	In the case of Notes listed on Eurolist by Euronext Amsterdam N.V.:	Not Applicable

LISTING AND ADMISSION TO TRADING APPLICATION

These Final Terms comprise the final terms required to list and have admitted to trading the issue of Notes described herein pursuant to the Euro 80,000,000,000 Global Medium Term Note Programme of Rabobank Nederland.

RESPONSIBILITY

The Issuer accepts responsibility for the information contained in these Final Terms.

Signed on behalf of the Issuer:

By: 

Duly authorised

PART B – OTHER INFORMATION

1 Listing

(i)	Listing:	Luxembourg
(ii)	Admission to Trading:	Application has been made for the Notes to be admitted to trading on the Luxembourg Stock Exchange with effect from 12 September 2006
(iii)	Estimate of total expenses related to admission to trading:	EUR1,975

2 Ratings

Rating: The Notes to be issued have been rated:

S&P:	AAA
Moody's:	Aaa
Fitch Ratings Ltd.:	AA+

As defined by Standard & Poor's, an AAA rating means that the Notes have the highest rating assigned by Standard & Poor's and that the Issuer's capacity to meet its financial commitment on the obligation is extremely strong. As defined by Moody's an Aaa rating means that the Notes are judged to be of the highest quality, with minimal credit risk. As defined by Fitch an AA+ rating means that the Notes are judged to be of a very high credit quality and denote expectations of low credit risk. It indicates very strong capacity for payment of financial commitments and is not significantly vulnerable to foreseeable events.

3 Notification

The Netherlands Authority for the Financial Markets (*Autoriteit Financiële Markten*) has provided each of the Commission bancaire, financière et des assurances (CBFA) in Belgium, Epitroph Kefalaiagoras in Greece, Comisiòn Nacional del Mercado de Valores (CNMV) in Spain, Autorité des marchés financiers (AMF) in France, Irish Financial Regulatory Authority in Ireland, Commissione Nazionale per le Società e la Borsa (CONSOB) in Italy, Kredittilsynet in Norway, Financial Market Authority (FMA) in Austria, Rahoitustarkastus in Finland, Finansinspektionen in Sweden, Financial Services Authority (FSA) in United Kingdom, Commission de surveillance du secteur financier in Luxembourg and the Bundesanstalt für Finanzdienstleistungsaufsicht (BaFin) in Germany with a certificate of approval attesting that the Offering Circular has been drawn up in accordance with the Prospectus Directive.

Notwithstanding the foregoing, no offer of Notes to the public may be made in any Relevant Member State, which requires for the Issuer to undertake any action in addition to the filing of the Final Terms with the Netherlands Authority for the Financial Markets unless and until the Issuer advises such action has been taken.

4 Interests of natural and legal persons involved in the issue

Save as disclosed in the Offering Circular, so far as the Issuer is aware, no person involved in the offer of the Notes has an interest material to the offer.

5 Reasons for the offer, estimated net proceeds and total expenses

(i)	Reasons for the offer:	Banking business
(ii)	Estimated net proceeds	ZAR 245,100,000
(iii)	Estimated total expenses:	ZAR 4,837,500 (comprising of ZAR 150,000 Managers' expenses and ZAR 4,687,500 selling concession and combined management and underwriting commission)

6	**Yield** *(Fixed Rate Notes Only)* Indication of yield:	8.756 per cent. per annum This is the yield-to-maturity and is calculated as the rate of return anticipated on the Notes as if they will be held until the Maturity Date. The calculation of the yield-to-maturity takes into account the Issue Price of the Notes, the Aggregate Nominal Amount of the Notes, the Rate of Interest and the time to Maturity. It is also assumed that all coupons are reinvested at the same rate. The yield is calculated at the Issue Date on the basis of the Issue Price. It is NOT an indication of future yield.

7 Historic interest rates ***(Floating Rate Notes only)***

Not Applicable

8 Performance of index/formula, explanation of effect on value of investment and associated risks and other information concerning the underlying ***(Index-Linked Notes only)***

Not Applicable

9 Performance of rate[s] of exchange and explanation of effect on value of investment ***(Dual Currency Notes only)***

Not Applicable

10 Performance of underlying, explanation of effect on value of investment and associated risks and information concerning the underlying ***(Equity-Linked Notes only)***

Not Applicable

11 **Operational Information**

(i)	ISIN Code:	XS0266789436
(ii)	Common Code:	026678943
(iii)	WKN (German security code):	A0GXWP
(iv)	Fondscode:	Not Applicable
(v)	Any clearing system(s) other than Euroclear and Clearstream, Luxembourg and the relevant number(s):	Not Applicable
(vi)	Delivery:	Delivery against payment
(vii)	Names and addresses of additional or other Paying Agents (if any):	Not Applicable



FINAL TERMS

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND)
(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND) AUSTRALIA BRANCH
(Australian Business Number 70 003 917 655)
(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND) SINGAPORE BRANCH
(Singapore Company Registration Number F03634W)
(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

Euro 80,000,000,000
Global Medium-Term Note Programme
due from seven days to perpetuity

SERIES NO: 1634A
TRANCHE NO: 1
EUR 10,000,000 Callable Zero Coupon Notes 2006 due 31 August 2036

Issue Price: 100.00 per cent.

Barclays Capital

The date of these Final Terms is 30 August 2006.

PART A – CONTRACTUAL TERMS

Terms used herein shall be deemed to be defined as such for the purposes of the Conditions set forth in the offering circular dated 31 May 2006 which constitutes a base prospectus for the purposes of the Prospectus Directive (Directive 2003/71/EC) (the "**Prospectus Directive**"). This document constitutes the Final Terms of the Notes described herein for the purposes of Article 5.4 of the Prospectus Directive and must be read in conjunction with the Offering Circular, as so supplemented. Full information on the Issuer and the offer of the Notes is only available on the basis of the combination of these Final Terms and the Offering Circular. The Notes will be issued on the terms of these Final Terms read together with the Offering Circular. Each Issuer accepts responsibility for the information contained in these Final Terms which, when read together with the Offering Circular, contains all information that is material in the context of the issue of the Notes. The Offering Circular is available for viewing at, and copies may be obtained from, Rabobank Nederland at Croeselaan 18, 3521 CB Utrecht, the Netherlands and the principal office in England of the Arranger and of the Paying Agent in Luxembourg and Amsterdam and *www.bourse.lu.*

1	Issuer:		Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland)
2	(i)	Series Number:	1634A
	(ii)	Tranche Number:	1
3	Specified Currency or Currencies:		Euro (EUR)
4	Aggregate Nominal Amount:		
	(i)	Series:	EUR 10,000,000
	(ii)	Tranche:	EUR 10,000,000
5	Issue Price:		100.00 per cent. of the Aggregate Nominal Amount
6	Specified Denominations:		EUR 100,000
7	Issue Date:		31 August 2006
	Interest Commencement Date		Not Applicable
8	Maturity Date:		31 August 2036
9	Domestic Note: (if Domestic Note, there will be no gross-up for withholding tax)		No
10	Interest Basis:		Zero Coupon
11	Redemption/Payment Basis:		The Redemption Amount shall be determined as provided below
12	Change of Interest or Redemption/Payment Basis:		Not Applicable
13	Put/Call Options:		Issuer Call (further particulars specified below)

14	(i)	Status of the Notes:	Senior
	(ii)	Date approval for issuance of Notes obtained:	Not Applicable
15	Method of distribution:		Non-syndicated

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

16	**Fixed Rate Note Provisions**	Not Applicable
17	**Floating Rate Provisions**	Not Applicable
18	**Zero Coupon Note Provisions**	Applicable
	(i) Amortisation Yield(Condition 7(b))	5.45 per cent. per annum
	(ii) Reference Price	491.35742 per cent.
	(iii) Day Count Fraction (Condition 1(a))	30/360, unadjusted
	(iv) Any other formula/basis of determining amount payable	Not Applicable
19	**Index Linked Interest Note Provisions**	Not Applicable
20	**Equity Linked Interest Note Provisions**	Not Applicable
21	**Dual Currency Note Provisions**	Not Applicable

PROVISIONS RELATING TO REDEMPTION

22	**Call Option**		Applicable
	(i)	Optional Redemption Date(s):	31 August of each year, commencing on and including 31 August 2009 up to and including 31 August 2035
	(ii)	Optional Redemption Amount(s) of each Note and method, if any, of calculation of such amount(s):	In respect of an Optional Redemption Date, the Optional Redemption Amount for such date as set out in the Annex.
	(iii)	If redeemable in part:	Not Applicable
		Minimum nominal amount to be redeemed:	Not Applicable
		Maximum nominal amount to be redeemed:	Not Applicable
	(iv)	Notice period:	The Issuer shall give notice of its intention to redeem the Notes not less than five (5) TARGET Business Days prior to the relevant Optional Redemption Date
23	**Put Option**		Not Applicable

24	**Final Redemption Amount (all Notes except Equity Linked Redemption Notes and Index Linked Redemption Notes) of Each Note**	EUR 491,357.42 per Note of EUR 100,000 Specified Denomination (equating to EUR 49,135,742 to Aggregate Notional Amount)
25	**Final Redemption Amount (Equity Linked Redemption Notes)**	Not Applicable
26	**Final Redemption Amount (Index Linked Redemption Notes)**	Not Applicable
27	**Early Redemption Amount**	
	(i) Early Redemption Amount(s) of each Note payable on redemption for taxation reasons (Condition 7(c)) *or an event of default* (Condition 13) and/or the method of calculating the same (if required or if different from that set out in the Conditions):	Yes, as set out in the Conditions
	(ii) Redemption for taxation reasons permitted on days other than Interest Payment Dates (Condition 7(c)):	No
	(iii) Unmatured Coupons to become void upon early redemption (Bearer Notes only) (Condition 10(f)):	Yes
	(iv) Early Redemption Amount of each Note payable on redemption pursuant to Condition 7(g):	Not Applicable

GENERAL PROVISIONS APPLICABLE TO THE NOTES

28	**Form of Notes**	**Bearer Notes**
	Temporary or permanent Global Note:	Temporary Global Note exchangeable for a permanent Global Note which is exchangeable for Definitive Notes in the limited circumstances specified in the permanent Global Note
29	Financial Centre(s) (Condition 10(h)) or other special provisions relating to payment dates:	TARGET, subject to Condition 10(h)(A)
30	Talons for future Coupons or Receipts to be attached to Definitive Notes (and dates on which such Talons mature):	No

31	Details relating to Partly Paid Notes: amount of each payment comprising the Issue Price and date on which each payment is to be made and consequences (if any) of failure to pay, including any right of the Issuer to forfeit the Notes and interest due on late payment:	Not Applicable
32	Details relating to Instalment Notes:	Not Applicable
33	Redenomination, renominalisation and reconventioning provisions:	Not Applicable
34	Consolidation provisions:	Not Applicable
35	Other terms or special conditions:	So long as Bearer Notes are represented by a permanent Global Note and the permanent Global Note is held on behalf of Euroclear, Clearstream, Luxembourg or any other clearing system, notwithstanding Condition 17, notices to Noteholders may be given by delivery of the relevant notice to that clearing system for communication by it to entitled accountholders. Any notice thus delivered to that clearing system shall be deemed to have been given to the Noteholders on the day on which that notice is delivered to the clearing system/other specify

DISTRIBUTION

36	(i)	*If syndicated, names and addresses of Managers:*	Not Applicable
	(ii)	Stabilising Manager (if any):	Not Applicable
	(iii)	Dealers' Commission:	Not Applicable
37	If non-syndicated, name and address of Dealer:		Barclays Bank PLC 5 The North Colonnade Canary Wharf London E14 4BB United Kingdom
38	Applicable TEFRA exemption:		D Rules
39	Additional selling restrictions:		Not Applicable
40	Subscription period:		Not Applicable

GENERAL

41	Additional steps that may only be taken following approval by an Extraordinary Resolution in accordance with Condition 14(a):	Not Applicable

42	The aggregate principal amount of Notes issued has been translated into Euro at the rate of [ ] producing a sum of (for Notes not denominated in Euro):	Not Applicable
43	In the case of Notes listed on Eurolist by Euronext Amsterdam N.V.:	Not Applicable

LISTING AND ADMISSION TO TRADING APPLICATION

These Final Terms comprise the final terms required to list and have admitted to trading the issue of Notes described herein pursuant to the Euro 80,000,000,000 Global Medium Term Note Programme of Rabobank Nederland.

RESPONSIBILITY

The Issuer accepts responsibility for the information contained in these Final Terms.

Signed on behalf of the Issuer:

By: 

Duly authorised

PART B – OTHER INFORMATION

1 Listing

(i)	Listing:	Luxembourg
(ii)	Admission to Trading:	Application has been made for the Notes to be admitted to trading on the Luxembourg Stock Exchange with effect from 31 August 2006
(iii)	Estimate of total expenses related to admission to trading:	EUR 6,700

2 Ratings

Rating: The Notes to be issued have been rated:

S&P:	AAA
Moody's:	Aaa
Fitch Ratings Ltd:	AA+

As defined by *Standard & Poor's*, an AAA rating means that the Notes has the highest rating assigned by Standard & Poor's and that the Issuer's capacity to meet its financial commitment on the obligation is extremely strong.As defined by Moody's an Aaa rating means that the Notes are judged to be of the highest quality, with minimal credit risk. As defined by Fitch an AA+ rating means that the Notes are judged to be of a very high credit quality and denote expectations of low credit risk. It indicates very strong capacity for payment of financial commitments and is not significantly vulnerable to foreseeable events.

3 Interests of natural and legal persons involved in the issue

Save as disclosed in the Offering Circular, so far as the Issuer is aware, no person involved in the offer of the Notes has an interest material to the offer.

4 Operational Information

(i)	ISIN Code:	XS0265562446
(ii)	Common Code:	026556244
(iii)	Fondscode:	Not Applicable

(iv)	Any clearing system(s) other than Euroclear and Clearstream, Luxembourg and the relevant number(s):	Not Applicable
	(i) The Depository Trust Company	Not Applicable
(v)	Delivery:	Delivery against payment
(vi)	Names and addresses of additional or other Paying Agents (if any):	Not Applicable
(vii)	Names (and addresses) of calculation agent (s) (if different from Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank International))	Not Applicable

ANNEX

Optional Redemption Date	Optional Redemption Amount
31 August 2009	117.26%
31 August 2010	123.65%
31 August 2011	130.39%
31 August 2012	137.49%
31 August 2013	144.99%
31 August 2014	152.89%
31 August 2015	161.22%
31 August 2016	170.01%
31 August 2017	179.27%
31 August 2018	189.04%
31 August 2019	199.35%
31 August 2020	210.21%
31 August 2021	221.67%
31 August 2022	233.75%
31 August 2023	246.49%
31 August 2024	259.92%
31 August 2025	274.08%
31 August 2026	289.02%
31 August 2027	304.77%
31 August 2028	321.38%
31 August 2029	338.90%
31 August 2030	357.37%
31 August 2031	376.85%
31 August 2032	397.38%
31 August 2033	419.04%
31 August 2034	441.88%
31 August 2035	465.96%



Final Terms

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND)
(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND) AUSTRALIA BRANCH
(Australia Business Number 70 003 917 655)
(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND) SINGAPORE BRANCH
(Singapore Company Registration Number F03634W)
(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

EUR 80,000,000,000
Global Medium-Term Note Programme
Due from seven days to perpetuity

SERIES NO: 1624A

TRANCHE NO.: 1

ISK 5,000,000,000 11.00 per cent. Fixed Rate Notes 2006 due 8 August 2007 (the "Notes")

Issue Price: 100.00 per cent.

RBC Capital Markets **Rabobank International**

The date of these Final Terms is 4 August 2006

PART A – CONTRACTUAL TERMS

Terms used herein shall be deemed to be defined as such for the purposes of the Conditions set forth in the Offering Circular (the "**Offering Circular**") dated 31 May 2006 which constitutes a base prospectus for the purposes of the Prospectus Directive (Directive 2003/71/EC) (the "**Prospectus Directive**"). This document constitutes the Final Terms of the Notes described herein for the purposes of Article 5.4 of the Prospectus Directive and must be read in conjunction with the Offering Circular, as so supplemented. Full information on the Issuer and the offer of the Notes is only available on the basis of the combination of these Final Terms and the Offering Circular. The Notes will be issued on the terms of these Final Terms read together with the Offering Circular. Each Issuer accepts responsibility for the information contained in these Final Terms which, when read together with the Offering Circular, contains all information that is material in the context of the issue of the Notes. The Offering Circular is available for viewing at, and copies may be obtained from, Rabobank Nederland at Croeselaan 18, 3521 CB Utrecht, the Netherlands and the principal office in England of the Arranger and of the Paying Agent in Luxembourg and Amsterdam and *www.bourse.lu.*

1	Issuer:		Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland)
2	(i)	Series Number:	1624A
	(ii)	*Tranche Number*	1
3	Specified Currency or Currencies:		Icelandic Krona ("**ISK**")
4	Aggregate Nominal Amount:		
	(i)	Series:	ISK 5,000,000,000
	(ii)	Tranche:	ISK 5,000,000,000
5	Issue Price:		100.00 per cent. of the Aggregate Nominal Amount
6	Specified Denominations:		ISK 100,000
7	(i)	Issue Date:	8 August 2006
	(ii)	Interest Commencement Date (if different from the Issue Date):	Not Applicable
8	Maturity Date:		8 August 2007
9	Domestic Note: (if Domestic Note, there will be no gross-up for withholding tax):		No
10	Interest Basis:		11.00 per cent. Fixed Rate
11	Redemption/Payment Basis:		Redemption at par
12	Change of Interest or Redemption/ Payment Basis:		Not Applicable
13	Put/Call Options:		Not Applicable
14	(i)	Status of the Notes:	Senior
	(ii)	Date approval for issuance of Notes	

	obtained:	Not Applicable
15	Method of distribution:	Syndicated

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

16	**Fixed Rate Note Provisions**	Applicable
(i)	Rate of Interest:	11.00 per cent. per annum payable annually in arrear
(ii)	Interest Payment Date:	8 August 2007
(iii)	Fixed Coupon Amount:	ISK 11,000 per ISK 100,000 in nominal amount
(iv)	Broken Amount:	Not Applicable
(v)	Day Count Fraction (Condition 1(a)):	Actual/Actual (ICMA), unadjusted
(vi)	Determination Date(s) (Condition 1(a)):	Not Applicable
(vii)	Other terms relating to the method of calculating interest for Fixed Rate Notes:	Not Applicable
17	Floating Rate Provisions	Not Applicable
18	Zero Coupon Note Provisions	Not Applicable
19	Index Linked Interest Note Provisions	Not Applicable
20	Equity Linked Interest Note Provisions	Not Applicable
21	Dual Currency Note Provisions	Not Applicable

PROVISIONS RELATING TO REDEMPTION

22	Call Option	Not Applicable
23	Put Option	Not Applicable
24	Final Redemption Amount (all Notes except Equity Linked Redemption Notes and Index Linked Redemption Notes) of Each Note	ISK 100,000 per Note of ISK 100,000 Specified Denomination
25	Final Redemption Amount (Equity Linked Redemption Notes)	Not Applicable
26	Final Redemption Amount (Index Linked Redemption Notes)	Not Applicable
27	Early Redemption Amount	
(i)	Early Redemption Amount(s) of each Note payable on redemption for taxation reasons (Condition 7(c)) or an event of default (Condition 13) and/or the method of calculating the same (if required or if different from that set out	

	in the Conditions):	As set out in the Conditions
(ii)	Redemption for taxation reasons permitted on days other than Interest Payment Dates (Condition 7(c)):	Yes
(iii)	*Unmatured Coupons to become void* upon early redemption (Bearer Notes only) (Condition 10(f)):	Yes
(iv)	Early Redemption Amount of each Note payable on redemption pursuant to Condition 7(g):	Not Applicable

GENERAL PROVISIONS APPLICABLE TO THE NOTES

28	**Form of Notes**	Bearer Notes Temporary Global Note exchangeable for a permanent Global Note which is exchangeable for Definitive Notes in the *limited circumstances specified in the* permanent Global Note
29	Financial Centre(s) (Condition 10(h)) or other special provisions relating to payment dates:	Reykjavik, TARGET and London, subject to Condition 10(h) A
30	Talons for future Coupons or Receipts to be attached to Definitive Notes (and dates on which such Talons mature):	No
31	Details relating to Partly Paid Notes: amount of each payment comprising the Issue Price and date on which each payment is to be made and consequences (if any) of failure to pay, including any right of the Issuer to forfeit the Notes and interest due on late payment:	Not Applicable
32	Details relating to Instalment Notes: Amount of each instalment, date on which each payment is to be made:	Not Applicable
33	Redenomination, renominalisation and reconventioning provisions:	Not Applicable
34	Consolidation provisions:	Not Applicable
35	Other terms or special conditions:	Not Applicable

DISTRIBUTION

36	(i)	If syndicated, names and addresses of Joint Lead Managers:	**Royal Bank of Canada Europe Limited** 71 Queen Victoria Street London EC4V 4DE **Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank International)** Thames Court One Queenhithe London EC4V 3RL UK
	(ii)	Stabilising Manager(s) (if any):	Royal Bank of Canada Europe Limited
	(iii)	Joint Lead Managers' Commission:	0.90 per cent. selling concession 0.10 per cent. combined management and underwriting commission
37		If non-syndicated, name and address of Dealer:	Not Applicable
38		Applicable TEFRA exemption:	D Rules
39		Additional selling restrictions:	Iceland Each Manager has represented and agreed that it will not offer Notes to the public in Iceland, except in compliance with the Icelandic Act on Securities Transactions (No. 33/2003) as amended and any applicable laws or regulations in Iceland.
40		Subscription period:	Not Applicable

GENERAL

41	*Additional steps that may only be taken* following approval by an Extraordinary Resolution in accordance with Condition 14(a):	Not Applicable
42	The aggregate principal amount of Notes issued has been translated into Euro at the rate of Euro 0.010550, producing a sum of (for Notes not denominated in Euro):	Euro 52,750,000
43	In the case of Notes listed on Eurolist by Euronext Amsterdam N.V.:	*Not Applicable*

LISTING AND ADMISSION TO TRADING APPLICATION

These Final Terms comprise the final terms required to list and have admitted to trading the issue of Notes described herein pursuant to the Euro 80,000,000,000 Global Medium Term Note Programme of Rabobank Nederland.

RESPONSIBILITY

The Issuer accepts responsibility for the information contained in these Final Terms.

Signed on behalf of the Issuer:

By: S. J. Baas

Duly authorised

PART B – OTHER INFORMATION

1 Listing

(i)	Listing:	Luxembourg Stock Exchange
(ii)	Admission to Trading:	Application has been made for the Notes to be admitted to trading on the Luxembourg Stock Exchange's regulated market with effect from 8 August 2006
(iii)	Estimate of total expenses related to admission to trading:	Euro 715

2 Ratings

Rating: The Notes to be issued have been rated:

S&P:	AAA
Moody's:	Aaa
Fitch Ratings Ltd:	AA+

As defined by Standard & Poor's, an AAA rating means that the Notes have the highest rating assigned by Standard & Poor's and that the Issuer's capacity to meet its financial commitment on the obligation is extremely strong. As defined by Moody's an Aaa rating means that the Notes are judged to be of the highest quality, with minimal credit risk. As defined by Fitch an AA+ rating means that the Notes are judged to be of a very high credit quality and denote expectations of low credit risk. It indicates very strong capacity for payment of financial commitments and is not significantly vulnerable to foreseeable events. As defined by Standard & Poor's, an AAA rating means that the Notes have the highest rating assigned by Standard & Poor's and that the Issuer's capacity to meet its financial commitment on the obligation is extremely strong.

3 Notification

The Netherlands Authority for the Financial Markets *(Autoriteit Financiële Markten)* has been requested to provide each of the *Commission bancaire, financiére et des assurances (CBFA)* in Belgium, *Epitroph Kefalaiagoras* in Greece, *Comisiòn Nacional del Mercado de Valores (CNMV)* in Spain, *Autorité des marchés finaciers (AMF)* in France, Irish Financial Regulatory Authority in Ireland, *Commissione Nazionale per le Società e la Borsa (CONSOB)* in Italy, *Kredittilsynet* in Norway, Financial Market Authority (FMA) in Austria *Rahoitustarkastus* in Finland, *Finansinspektionen* in Sweden, Financial Services Authority (FSA) in United Kingdom, *Commission de surveillance du secteur financier* in Luxembourg and the *Bundesanstalt für*

Finanzdienstleistungsaufsicht (BaFin) in Germany with a certificate of approval attesting that the Offering Circular has been drawn up in accordance with the Prospectus Directive.

Notwithstanding the foregoing, no offer of Notes to the public may be made in any Relevant Member State, which requires the Issuer to undertake any action in addition to the filing of the Final Terms with the Netherlands Authority for the Financial Markets unless and until the Issuer advises such action has been taken.

4 Interests of natural and legal persons involved in the issue

Save for any commission payable to the Joint Lead Managers as set out in paragraph 36(iii), so far as the Issuer is aware, no person involved in the offer of the Notes has an interest material to the offer.

5 Reasons for the offer, estimated net proceeds and total expenses

(i)	Reasons for the offer:	Banking business
(ii)	Estimated net proceeds	ISK 4,948,500,000
(iii)	Estimated total expenses:	ISK 51,500,000 (comprising of ISK 1,500,000 Lead Managers' expenses and ISK 50,000,000 selling concession and combined management and underwriting commission)

6 Yield (Fixed Rate Notes Only)

Indication of yield: 11.00 per cent. per annum

This is the yield-to-maturity and is calculated as the rate of return anticipated on the Notes as if they will be held until the Maturity Date. The calculation of the yield-to-maturity takes into account the Issue Price of the Notes, the Aggregate Nominal Amount of the Notes, the Rate of Interest and the time to the Maturity Date. It is also assumed that all coupons are reinvested at the same rate.

The yield is calculated at the Issue Date on the basis of the Issue Price. It is NOT an indication of future yield.

7 Historic interest rates

Not Applicable

8 Performance of index/formula, explanation of effect on value of investment and associated risks and other information concerning the underlying

Not Applicable

9 Performance of rate[s] of exchange and explanation of effect on value of investment

Not Applicable

10 Performance of underlying, explanation of effect on value of investment and associated risks and information concerning the underlying (Equity-Linked Notes only)

Not Applicable

11 Operational Information

(i)	ISIN Code:	XS0262472250
(ii)	Common Code:	026247225
(iii)	Fondscode:	Not Applicable
(iv)	*German WKN-code:*	Not Applicable
(v)	Private Placement number	Not Applicable
(vi)	Any clearing system(s) other than Euroclear and Clearstream, Luxembourg and the relevant number(s):	Not Applicable
(vii)	Delivery:	Delivery against payment
(viii)	Names and addresses of additional Paying/ Delivery Agent(s) (if any):	Not Applicable
(ix)	Names (and addresses) of Calculation Agent(s) (if different from Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank International))	Not Applicable

12 General

Tradeable Amount:	Not applicable.



Final Terms

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND)

(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND) AUSTRALIA BRANCH

(Australian Business Number 70 003 917 655)

(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND) SINGAPORE BRANCH

(Singapore Company Registration Number F03634W)

(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

Euro 80,000,000,000
Global Medium-Term Note Programme
Due from seven days to perpetuity

SERIES NO: 1658A

TRANCHE NO.: 1

NOK 500,000,000 4.00 per cent. Fixed Rate Notes 2006 due 2 February 2012 (the "Notes")

Issue Price: 100.443 per cent.

Deutsche Bank

Rabobank International

Dexia Capital Markets

UBS Investment Bank

Zurich Cantonalbank

The date of these Final Terms is 23 October 2006

PART A – CONTRACTUAL TERMS

Terms used herein shall be deemed to be defined as such for the purposes of the Conditions set forth in the Offering Circular (the "**Offering Circular**") dated May 31, 2006 which constitutes a base prospectus for the purposes of the Prospectus Directive (Directive 2003/71/EC) (the "**Prospectus Directive**"). This document constitutes the Final Terms of the Notes described herein for the purposes of Article 5.4 of the Prospectus Directive and must be read in conjunction with the Offering Circular, as so supplemented. Full information on the Issuer and the offer of the Notes is only available on the basis of the combination of these Final Terms and the Offering Circular. The Notes will be issued on the terms of these Final Terms read together with the Offering Circular. The Issuer accepts responsibility for the information contained in these Final Terms which, when read together with the Offering Circular, contains all information that is material in the context of the issue of the Notes. The Offering Circular is available for viewing at, and copies may be obtained from, Rabobank Nederland at Croeselaan 18, 3521 CB Utrecht, the Netherlands and the principal office in England of the Arranger and of the Paying Agent in Luxembourg and Amsterdam and www.bourse.lu.

1	Issuer:		Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland)
2	(i)	Series Number:	1658A
	(ii)	Tranche Number:	1
3	Specified Currency or Currencies:		Norwegian Krone ("**NOK**")
4	Aggregate Nominal Amount:		
	(i)	Series:	NOK 500,000,000
	(ii)	Tranche:	NOK 500,000,000
5	Issue Price:		100.443 per cent. of the Aggregate Nominal Amount
6	Specified Denominations:		NOK 10,000 and NOK 50,000
7	(i)	Issue Date:	25 October 2006
	(ii)	Interest Commencement Date (if different from the Issue Date):	Not Applicable
8	Maturity Date:		2 February 2012
9	Domestic Note: (if Domestic Note, there will be no gross-up for withholding tax):		No
10	Interest Basis:		4.00 per cent. Fixed Rate
11	Redemption/Payment Basis:		Redemption at par
12	Change of Interest or Redemption/ Payment Basis:		Not Applicable
13	Put/Call Options:		Not Applicable
14	(i)	Status of the Notes:	Senior

	(ii) Date approval for issuance of Notes obtained:	Not Applicable
15	Method of distribution:	Syndicated

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

16	**Fixed Rate Note Provisions**	Applicable
	(i) Rate of Interest:	4.00 per cent. per annum payable annually in arrear
	(ii) Interest Payment Date(s):	2 February in each year commencing on 2 February 2007 and ending on the Maturity Date, adjusted in accordance with Condition 10(h)(A)
	(iii) Fixed Coupon Amount(s):	NOK 400 per NOK 10,000 in nominal amount and NOK 2,000 per NOK 50,000 in nominal amount
	(iv) Broken Amount:	There will be a short first coupon from and including 25 October 2006 to but excluding 2 February 2007, with a coupon of NOK 109.59 per NOK 10,000 in nominal amount and NOK 547.95 per NOK 50,000 in nominal amount
	(v) Day Count Fraction (Condition 1(a)):	Actual/Actual- ICMA
	(vi) Determination Date(s) (Condition 1(a)):	Not Applicable
	(vii) Other terms relating to the method of calculating interest for Fixed Rate Notes:	Not Applicable
17	**Floating Rate Provisions**	Not Applicable
18	**Zero Coupon Note Provisions**	Not Applicable
19	**Index Linked Interest Note Provisions**	Not Applicable
20	**Equity Linked Interest Note Provisions**	Not Applicable
21	**Dual Currency Note Provisions**	Not Applicable

PROVISIONS RELATING TO REDEMPTION

22	**Call Option**	Not Applicable
23	**Put Option**	Not Applicable
24	**Final Redemption Amount (all Notes except Equity Linked Redemption Notes and Index Linked Redemption Notes) of Each Note**	NOK 10,000 per Note of NOK 10,000 Specified Denomination and NOK 50,000 per Note of NOK 50,000 Specified Denomination

25	**Final Redemption Amount (Equity Linked Redemption Notes)**	Not Applicable
26	**Final Redemption Amount (Index Linked Redemption Notes)**	Not Applicable
27	**Early Redemption Amount**	
	(i) Early Redemption Amount(s) of each Note payable on redemption for taxation reasons (Condition 7(c)) or an event of default (Condition 13) and/or the method of calculating the same (if required or if different from that set out in the Conditions):	As set out in the Conditions
	(ii) Redemption for taxation reasons permitted on days other than Interest Payment Dates (Condition 7(c)):	Yes
	(iii) Unmatured Coupons to become void upon early redemption (Bearer Notes only) (Condition 10(f)):	Yes
	(iv) Early Redemption Amount of each Note payable on redemption pursuant to Condition 7(g):	Not Applicable

GENERAL PROVISIONS APPLICABLE TO THE NOTES

28	**Form of Notes**	Bearer Notes Temporary Global Note exchangeable for a permanent Global Note which is exchangeable for Definitive Notes in the limited circumstances specified in the permanent Global Note
29	Financial Centre(s) (Condition 10(h)) or other special provisions relating to payment dates:	TARGET and Oslo subject to Condition 10(h)(A)
30	Talons for future Coupons or Receipts to be attached to Definitive Notes (and dates on which such Talons mature):	No
31	Details relating to Partly Paid Notes: amount of each payment comprising the Issue Price and date on which each payment is to be made and consequences (if any) of failure to pay, including any right of the Issuer to forfeit the Notes and interest due on late payment:	Not Applicable
32	Details relating to Instalment Notes: Amount of each instalment, date on which each payment is to be made:	Not Applicable

33	Redenomination, renominalisation and reconventioning provisions:	Not Applicable
34	Consolidation provisions:	Not Applicable
35	Other terms or special conditions:	So long as the Notes are represented by a permanent Global Note and the permanent Global Note is held on behalf of Euroclear, Clearstream, Luxembourg or any other clearing system, notwithstanding Condition 17, notices to Noteholders may be given by delivery of the relevant notice to that clearing system for communication by it to entitled accountholders. Any notice thus delivered to that clearing system shall be deemed to have been given to the Noteholders on the day on which that notice is delivered to the clearing system.

DISTRIBUTION

36	(i)	If syndicated, names and addresses of Managers:	**Deutsche Bank AG, London Branch** Winchester House 1 Great Winchester Street London EC2N 2DB United Kingdom **Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank International)** Croeselaan 18 3521 CB Utrecht The Netherlands **Dexia Banque Internationale à Luxembourg, société anonyme acting under the name Dexia Capital Markets** 69, route d'Esch L-2953 Luxembourg **UBS Limited** 1 Finsbury Avenue London EC2M 2PP United Kingdom

	Zurich Cantonalbank Bahnhofstrasse 9 8001 Zurich Switzerland
(ii) Stabilising Manager(s) (if any):	Deutsche Bank AG, London Branch
(iii) Managers' Commission:	1.875 per cent. of the Aggregate Nominal Amount
37 If non-syndicated, name and address of Dealer:	Not Applicable
38 Applicable TEFRA exemption:	D Rules
39 Additional selling restrictions:	Norway Each Manager has represented and agreed that it has not, directly or indirectly, offered or sold and will not, directly or indirectly, offer or sell in the Kingdom of Norway any Notes other than to persons who are registered with the Oslo Stock Exchange as professional investors.
40 Subscription period:	Not Applicable

GENERAL

41 Additional steps that may only be taken following approval by an Extraordinary Resolution in accordance with Condition 14(a):	Not Applicable
42 The aggregate principal amount of Notes issued has been translated into Euro at the rate of Euro 0.119355, producing a sum of (for Notes not denominated in Euro):	Euro 59,677,500
43 In the case of Notes listed on Eurolist by Euronext Amsterdam N.V.:	Not Applicable

LISTING AND ADMISSION TO TRADING APPLICATION

These Final Terms comprise the final terms required to list and have admitted to trading the issue of Notes described herein pursuant to the Euro 80,000,000,000 Global Medium Term Note Programme of Rabobank Nederland.

RESPONSIBILITY

The Issuer accepts responsibility for the information contained in these Final Terms.

Signed on behalf of the Issuer:

By:

Duly authorised.

PART B – OTHER INFORMATION

1 Listing

(i)	Listing:	Luxembourg Stock Exchange
(ii)	Admission to Trading:	Application has been made for the Notes to be admitted to trading on the Luxembourg Stock Exchange's regulated market with effect from 25 October 2006
(iii)	Estimate of total expenses related to admission to trading:	Euro 2,890

2 Ratings

Rating: The Notes to be issued have been rated:

S&P:	AAA
Moody's:	Aaa
Fitch Ratings Ltd.:	AA+

As defined by Moody's an Aaa rating means that the Notes are judged to be of the highest quality, with minimal credit risk. As defined by S&P, an AAA rating means that the Notes has the highest rating assigned by S&P and that the Issuer's capacity to meet its financial commitment on the obligation is extremely strong. As defined by Fitch an AA+ rating means that the Notes are judged to be of a very high credit quality and denote expectations of low credit risk. It indicates very strong capacity for payment of financial commitments and is not significantly vulnerable to foreseeable events.

3 Notification

The Netherlands Authority for the Financial Markets *(Autoriteit Financiële Markten)* has been requested to provide each of the *Commission bancaire, financière et des assurances (CBFA)* in Belgium, *Epitroph Kefalaiagoras* in Greece, *Comisiòn Nacional del Mercado de Valores (CNMV)* in Spain, *Autorité des marchés finaciers (AMF)* in France, Irish Financial Regulatory Authority in Ireland, *Commissione Nazionale per le Società e la Borsa (CONSOB)* in Italy, *Kredittilsynet* in Norway, Financial Market Authority (FMA) in Austria *Rahoitustarkastus* in Finland, *Finansinspektionen* in Sweden, Financial Services Authority (FSA) in United Kingdom, *Commission de surveillance du secteur financier* in Luxembourg and the *Bundesanstalt für Finanzdienstleistungsaufsicht (BaFin)* in Germany with a certificate of approval attesting that the Offering Circular has been drawn up in accordance with the Prospectus Directive.

Notwithstanding the foregoing, no offer of Notes to the public may be made in any Relevant Member State, which requires for the Issuer to undertake any action in addition to the filing of the Final Terms with the Netherlands Authority for the Financial Markets unless and until the Issuer advises such

action has been taken.

4 Interests of natural and legal persons involved in the issue

Save as disclosed in the Offering Circular, so far as the Issuer is aware, no person involved in the offer of the Notes has an interest material to the offer.

5 Reasons for the offer, estimated net proceeds and total expenses

(i)	Reasons for the offer:	Banking business
(ii)	Estimated net proceeds	NOK 492,715,000
(iii)	Estimated total expenses:	NOK 9,500,000 (comprising NOK 125,000 Lead Managers' expenses and NOK 9,375,000 selling concession and combined management and underwriting commission)

6 Yield (Fixed Rate Notes Only)

Indication of yield: 3.909 per cent. per annum

This is the yield-to-maturity and is calculated as the rate of return anticipated on the Notes as if they will be held until the Maturity Date. The calculation of the yield-to-maturity takes into account the Issue Price of the Notes, the Aggregate Nominal Amount of the Notes, the Rate of Interest and the time to the Maturity Date. It is also assumed that all coupons are reinvested at the same rate.

The yield is calculated at the Issue Date on the basis of the Issue Price. It is NOT an indication of future yield.

7 Historic interest rates

Not Applicable

8 Performance of index/formula, explanation of effect on value of investment and associated risks and other information concerning the underlying

Not Applicable

9 Performance of rates of exchange and explanation of effect on value of investment

Not Applicable

10 Performance of underlying, explanation of effect on value of investment and associated risks and information concerning the underlying (Equity-Linked Notes only)

Not Applicable

11 Operational Information

(i)	ISIN Code:	XS0271639394
(ii)	Common Code:	027163939
(iii)	Fondscode:	Not applicable

(iv)	German WKN-code:	A0GZZW
(v)	Private Placement number	Not Applicable
(vi)	Any clearing system(s) other than Euroclear and Clearstream, Luxembourg and the relevant number(s):	Not Applicable
(vii)	Delivery:	Delivery against payment
(viii)	Names and addresses of additional Paying/ Delivery Agent(s) (if any):	Not Applicable
(ix)	Names (and addresses) of Calculation Agent(s) (if different from Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank International))	Not Applicable

12 General

Tradeable Amount:	Not Applicable
Time period during which the offer is open:	Not Applicable
Description of the application process:	Not Applicable
Description of possibility to reduce subscriptions:	Not Applicable
Manner for refunding excess amount paid by applicants:	Not Applicable
Minimum and/or maximum amount of application:	Not Applicable
Method and time limit for paying up the securities and for delivery of the securities:	Not Applicable
Manner and date in which results of the offer are to be made public:	Not Applicable
Procedure for exercise of any right of pre-emption, the negotiability of subscription rights and the treatment of subscription rights not exercised:	Not Applicable

EXECUTION COPY

Final Terms

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND)

(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND) AUSTRALIA BRANCH

(Australian Business Number 70 003 917 655)

(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND) SINGAPORE BRANCH

(Singapore Company Registration Number F03634W)

(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

EUR 80,000,000,000
Global Medium-Term Note Programme
Due from seven days to perpetuity

SERIES NO: 1653A

TRANCHE NO.: 1

TRY 50,000,000 19.50 per cent. Fixed Rate Notes 2006 due 17 October 2007 (the "Notes")

Issue Price: 100.73 per cent.

Scotia Capital **Rabobank International**

The date of these Final Terms is 13 October 2006

PART A – CONTRACTUAL TERMS

Terms used herein shall be deemed to be defined as such for the purposes of the Conditions set forth in the Offering Circular (the "**Offering Circular**") dated 31 May 2006 which constitutes a base prospectus for the purposes of the Prospectus Directive (Directive 2003/71/EC) (the "**Prospectus Directive**"). This document constitutes the Final Terms of the Notes described herein for the purposes of Article 5.4 of the Prospectus Directive and must be read in conjunction with the Offering Circular, as so supplemented. Full information on the Issuer and the offer of the Notes is only available on the basis of the combination of these Final Terms and the Offering Circular. The Notes will be issued on the terms of these Final Terms read together with the Offering Circular. Each Issuer accepts responsibility for the information contained in these Final Terms which, when read together with the Offering Circular, contains all information that is material in the context of the issue of the Notes. The Offering Circular is available for viewing at, and copies may be obtained from, Rabobank Nederland at Croeselaan 18, 3521 CB Utrecht, the Netherlands and the principal office in England of the Arranger and of the Paying Agent in Luxembourg and Amsterdam and *www.bourse.lu*.

1	Issuer:	Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland)
2	(i) Series Number:	1653A
	(ii) Tranche Number	1
3	Specified Currency or Currencies:	Turkish Lira ("**TRY**")
4	Aggregate Nominal Amount:	
	(i) Series:	TRY 50,000,000
	(ii) Tranche:	TRY 50,000,000
5	Issue Price:	100.73 per cent. of the Aggregate Nominal Amount
6	Specified Denominations:	TRY 1,000
7	(i) Issue Date:	17 October 2006
	(ii) Interest Commencement Date (if different from the Issue Date):	Not Applicable
8	Maturity Date:	17 October 2007
9	Domestic Note: (if Domestic Note, there will be no gross-up for withholding tax):	No
10	Interest Basis:	19.50 per cent. Fixed Rate
11	Redemption/Payment Basis:	Redemption at par
12	Change of Interest or Redemption/ Payment Basis:	Not Applicable
13	Put/Call Options:	Not Applicable
14	(i) Status of the Notes:	Senior

	(ii)	Date approval for issuance of Notes obtained:	Not Applicable
15	Method of distribution:		Syndicated

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

16	**Fixed Rate Note Provisions**		Applicable
	(i)	Rate of Interest:	19.50 per cent. per annum payable annually in arrear
	(ii)	Interest Payment Date:	17 October 2007 subject to Condition 10(h)(A)
	(iii)	Fixed Coupon Amount:	TRY195 per TRY 1,000 in nominal amount
	(iv)	Broken Amount:	Not Applicable
	(v)	Day Count Fraction (Condition 1(a)):	Actual/Actual (ICMA)
	(vi)	Determination Date(s) (Condition 1(a)):	Not Applicable
	(vii)	Other terms relating to the method of calculating interest for Fixed Rate Notes:	Not Applicable
17	Floating Rate Provisions		Not Applicable
18	Zero Coupon Note Provisions		Not Applicable
19	Index Linked Interest Note Provisions		Not Applicable
20	Equity Linked Interest Note Provisions		Not Applicable
21	Dual Currency Note Provisions		Not Applicable

PROVISIONS RELATING TO REDEMPTION

22	Call Option	Not Applicable
23	Put Option	Not Applicable
24	Final Redemption Amount (all Notes except Equity Linked Redemption Notes and Index Linked Redemption Notes) of Each Note	TRY 1,000 per Note of TRY 1,000 Specified Denomination
25	Final Redemption Amount (Equity Linked Redemption Notes)	Not Applicable
26	Final Redemption Amount (Index Linked Redemption Notes)	Not Applicable

27	Early Redemption Amount	
(i)	Early Redemption Amount(s) of each Note payable on redemption for taxation reasons (Condition 7(c)) or an event of default (Condition 13) and/or the method of calculating the same (if required or if different from that set out in the Conditions):	As set out in the Conditions
(ii)	Redemption for taxation reasons permitted on days other than Interest Payment Dates (Condition 7(c)):	Yes
(iii)	Unmatured Coupons to become void upon early redemption (Bearer Notes only) (Condition 10(f)):	Yes
(iv)	Early Redemption Amount of each Note payable on redemption pursuant to Condition 7(g):	Not Applicable

GENERAL PROVISIONS APPLICABLE TO THE NOTES

28	**Form of Notes**	Bearer Notes Temporary Global Note exchangeable for a permanent Global Note which is exchangeable for Definitive Notes in the limited circumstances specified in the permanent Global Note
29	Financial Centre(s) (Condition 10(h)) or other special provisions relating to payment dates:	London, Istanbul and TARGET, subject to Condition 10(h)(A)
30	Talons for future Coupons or Receipts to be attached to Definitive Notes (and dates on which such Talons mature):	No
31	Details relating to Partly Paid Notes: amount of each payment comprising the Issue Price and date on which each payment is to be made and consequences (if any) of failure to pay, including any right of the Issuer to forfeit the Notes and interest due on late payment:	Not Applicable
32	Details relating to Instalment Notes: Amount of each instalment, date on which each payment is to be made:	Not Applicable
33	Redenomination, renominalisation and reconventioning provisions:	Not Applicable
34	Consolidation provisions:	Not Applicable

35	Other terms or special conditions:	So long as Bearer Notes are represented by a temporary or permanent Global Note and the temporary or permanent Global Note is held on behalf of Euroclear, Clearstream, Luxembourg or any other clearing system, notwithstanding Condition 17, notices to Noteholders may be given by delivery of the relevant notice to that clearing system for communication by it to entitled accountholders. Any notice thus delivered to that clearing system shall be deemed to have been given to the Noteholders on the day on which that notice is delivered to the clearings system.

DISTRIBUTION

36	(i)	If syndicated, names and addresses of the Managers:	**The Joint Lead Managers:** **Scotia Capital Inc.** 33 Finsbury Square London EC2A 1BB United Kingdom **Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank International)** Thames Court One Queenhithe London EC4V 3RL United Kingdom
	(ii)	Stabilising Manager(s) (if any):	Scotia Capital Inc.
	(iii)	Managers' Commission:	0.90 per cent. selling concession 0.10 per cent. combined management and underwriting commission
37	If non-syndicated, name and address of Manager:		Not Applicable
38	Applicable TEFRA exemption:		D Rules

39 Additional selling restrictions:	Turkey Each Manager has represented and agreed that: (i) The Notes are not registered with the Turkish Capital Markets Board ("CMB") under the provisions of Law no. 2499 of the Republic of Turkey (the "Capital Markets Law"); (ii) Neither the Offering Circular nor any other offering material related to the offering is being utilised in connection with any general offering to the public within the Republic of Turkey for the purpose of the sale of the Notes (or beneficial interests therein) without the prior approval of the CMB; and (iii) It has not sold or caused to be sold and will not sell or cause to be sold outside Turkey the Notes (or beneficial interests therein) to residents of Turkey, unless such sale is authorised pursuant to Article 15(d)(ii) of Decree 32 (as amended from time to time) and the CMB regulations.
40 Subscription period:	Not Applicable

GENERAL

41 Additional steps that may only be taken following approval by an Extraordinary Resolution in accordance with Condition 14(a):	Not Applicable
42 The aggregate principal amount of Notes issued has been translated into Euro at the rate of Euro 0.522648, producing a sum of (for Notes not denominated in Euro):	Euro 26,132,400
43 In the case of Notes listed on Eurolist by Euronext Amsterdam N.V.:	Not Applicable

LISTING AND ADMISSION TO TRADING APPLICATION

These Final Terms comprise the final terms required to list and have admitted to trading the issue of Notes described herein pursuant to the Euro 80,000,000,000 Global Medium Term Note Programme of Rabobank Nederland.

RESPONSIBILITY

The Issuer accepts responsibility for the information contained in these Final Terms.

Signed on behalf of the Issuer:

By: 

Duly authorised

PART B – OTHER INFORMATION

1 Listing

(i)	Listing:	Luxembourg Stock Exchange
(ii)	Admission to Trading:	Application has been made for the Notes to be admitted to trading on the Luxembourg Stock Exchange's regulated market with effect from 17 October 2006
(iii)	Estimate of total expenses related to admission to trading:	Euro 815

2 Ratings

Rating: The Notes to be issued have been rated:

S&P:	AAA
Moody's:	Aaa
Fitch Ratings Ltd:	AA+

As defined by Standard & Poor's, an AAA rating means that the Notes have the highest rating assigned by Standard & Poor's and that the Issuer's capacity to meet its financial commitment on the obligation is extremely strong. As defined by Moody's an Aaa rating means that the Notes are judged to be of the highest quality, with minimal credit risk. As defined by Fitch an AA+ rating means that the Notes are judged to be of a very high credit quality and denote expectations of low credit risk and this indicates very strong capacity for payment of financial commitments and is not significantly vulnerable to foreseeable events.

3 Notification

The Netherlands Authority for the Financial Markets *(Autoriteit Financiële Markten)* has provided to each of the *Commission bancaire, financiére et des assurances (CBFA)* in Belgium, *Epitroph Kefalaiagoras* in Greece, *Comisiòn Nacional del Mercado de Valores (CNMV)* in Spain, *Autorité des marchés finaciers (AMF)* in France, Irish Financial Regulatory Authority in Ireland, *Commissione Nazionale per le Società e la Borsa (CONSOB)* in Italy, *Kredittilsynet* in Norway, Financial Market Authority (FMA) in Austria, *Rahoitustarkastus* in Finland, *Finansinspektionen* in Sweden, Financial Services Authority (FSA) in United Kingdom, *Commission de surveillance du secteur financier* in Luxembourg and the *Bundesanstalt für Finanzdienstleistungsaufsicht (BaFin)* in Germany with a certificate of approval attesting that the Offering Circular has been drawn up in accordance with the Prospectus Directive.

Notwithstanding the foregoing, no offer of Notes to the public may be made in any Relevant Member State, which requires the Issuer to undertake any action in addition to the filing of the Final Terms with the Netherlands Authority for the Financial Markets unless and until the Issuer advises such action has been taken.

4 Interests of natural and legal persons involved in the issue

Save as disclosed in the Offering Circular, so far as the Issuer is aware, no person involved in the offer of the Notes has an interest material to the offer.

5 Reasons for the offer, estimated net proceeds and total expenses

(i)	Reasons for the offer:	Banking business
(ii)	Estimated net proceeds	TRY 49,845,000
(iii)	Estimated total expenses:	TRY 520,000 (comprising of TRY 20,000 Managers' expenses and TRY 500,000 selling concession and combined management and underwriting commission)

6 Yield (Fixed Rate Notes Only)

Indication of yield: 18.633 per cent. per annum

This is the yield-to-maturity and is calculated as the rate of return anticipated on the Notes as if they will be held until the Maturity Date. The calculation of the yield-to-maturity takes into account the Issue Price of the Notes, the Aggregate Nominal Amount of the Notes, the Rate of Interest and the time to the Maturity Date. It is also assumed that all coupons are reinvested at the same rate.

The yield is calculated at the Issue Date on the basis of the Issue Price. It is NOT an indication of future yield.

7 Historic interest rates

Not Applicable

8 Performance of index/formula, explanation of effect on value of investment and associated risks and other information concerning the underlying

Not Applicable

9 Performance of rate[s] of exchange and explanation of effect on value of investment

Not Applicable

10 Performance of underlying, explanation of effect on value of investment and associated risks and information concerning the underlying (Equity-Linked Notes only)

Not Applicable

11 Operational information

(i)	ISIN Code:	XS0269990577
(ii)	Common Code:	026999057
(iii)	Fondscode:	Not Applicable
(iv)	German WKN-code:	Not Applicable

(v)	Private Placement number	Not Applicable
(vi)	Any clearing system(s) other than Euroclear and Clearstream, Luxembourg and the relevant number(s):	Not Applicable
(vii)	Delivery:	Delivery against payment
(viii)	Names and addresses of additional Paying/ Delivery Agent(s) (if any):	Not Applicable
(ix)	Names (and addresses) of Calculation Agent(s) (if different from Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank International))	Not Applicable

12 General

Tradeable Amount:	Not Applicable
Time period during which the offer is open:	Not Applicable
Description of the application process:	Not Applicable
Description of possibility to reduce subscriptions:	Not Applicable
Manner for refunding excess amount paid by applicants:	Not Applicable
Minimum and/or maximum amount of application:	Not Applicable
Method and time limit for paying up the securities and for delivery of the securities:	Not Applicable
Manner and date in which results of the offer are to be made public:	Not Applicable
Procedure for exercise of any right of pre-emption, the negotiability of subscription rights and the treatment of subscription rights not exercised:	Not Applicable

EXECUTION COPY

Final Terms

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND)
(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A.
(Rabobank Nederland) Australia Branch
(Australian Business Number 70 003 917 655)
(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A.
(Rabobank Nederland) Singapore Branch
(Singapore Company Registration Number F03634W)
(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

Euro 80,000,000,000
Global Medium-Term Note Programme
Due from seven days to perpetuity

SERIES NO: 1659A
TRANCHE NO: 1

TRY 100,000,000 18.00 per cent. Fixed Rate Notes 2006 due 2 May 2008 (the "Notes")

Issue Price: 100.10 per cent.

TD Securities **Rabobank International**

The date of these Final Terms is 27 October 2006.

PART A – CONTRACTUAL TERMS

Terms used herein shall be deemed to be defined as such for the purposes of the Conditions set forth in the Offering Circular (the '**Offering Circular**') dated May 31, 2006 which constitutes a base prospectus for the purposes of the Prospectus Directive (Directive 2003/71/EC) (the '**Prospectus Directive**'). This document constitutes the Final Terms of the Notes described herein for the purposes of Article 5.4 of the Prospectus Directive and must be read in conjunction with the Offering Circular, as so supplemented. Full information on the Issuer and the offer of the Notes is only available on the basis of the combination of these Final Terms and the Offering Circular. The Notes will be issued on the terms of these Final Terms read together with the Offering Circular. Each Issuer accepts responsibility for the information contained in these Final Terms which, when read together with the Offering Circular, contains all information that is material in the context of the issue of the Notes. The Offering Circular is available for viewing at, and copies may be obtained from, Rabobank Nederland at Croeselaan 18, 3521 CB Utrecht, the Netherlands and the principal office in England of the Arranger and of the Paying Agent in Luxembourg and Amsterdam and www.bourse.lu.

1	Issuer:		Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland)
2	(i)	Series Number:	1659A
	(ii)	Tranche Number:	1
3	Specified Currency or Currencies:		Turkish Lira ("TRY")
4	Aggregate Nominal Amount:		
	(i)	Series:	TRY 100,000,000
	(ii)	Tranche:	TRY 100,000,000
5	Issue Price:		100.10 per cent. of the Aggregate Nominal Amount
6	Specified Denominations:		TRY 1,000
7	(i)	Issue Date:	31 October 2006
	(ii)	Interest Commencement Date (if different from the Issue Date):	Not Applicable
8	Maturity Date:		2 May 2008
9	Domestic Note: (if Domestic Note, there will be no gross-up for withholding tax)		No
10	Interest Basis:		18.00 per cent. Fixed Rate
11	Redemption/Payment Basis:		Redemption at par
12	Change of Interest or Redemption/Payment Basis:		Not Applicable
13	Put/Call Options:		Not Applicable
14	(i)	Status of the Notes:	Senior

	(ii)	Date approval for issuance of Notes obtained:	Not Applicable
15		Method of distribution:	Syndicated

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

16	**Fixed Rate Note Provisions**		Applicable
	(i)	Rate of Interest:	18.00 per cent. per annum payable annually in arrear
	(ii)	Interest Payment Date(s):	2 May in each year commencing on 2 May 2007 and ending on the Maturity Date. There will be a short coupon payable on 2 May 2007 of TRY 90.25 per TRY 1,000 in nominal amount
	(iii)	Fixed Coupon Amount(s):	TRY 180.00 per TRY 1,000 in nominal amount
	(iv)	Broken Amount:	TRY 90.25 per TRY 1,000 in nominal amount in respect of the period from and including 27 October 2006 to but excluding 2 May 2007
	(v)	Day Count Fraction (Condition 1(a)):	Actual/Actual-ICMA (unadjusted)
	(vi)	Determination Date(s) (Condition 1(a)):	Interest Payment Dates
	(vii)	Other terms relating to the method of calculating interest for Fixed Rate Notes:	Not Applicable
17	**Floating Rate Provisions**		Not Applicable
18	**Zero Coupon Note Provisions**		Not Applicable
19	**Index Linked Interest Note Provisions**		Not Applicable
20	**Equity Linked Interest Note Provisions**		Not Applicable
21	**Dual Currency Note Provisions**		Not Applicable

PROVISIONS RELATING TO REDEMPTION

22	**Call Option**	Not Applicable
23	**Put Option**	Not Applicable
24	**Final Redemption Amount (all Notes except Equity Linked Redemption Notes and Index Linked Redemption Notes) of Each Note**	TRY 1,000 per Note of TRY 1,000 Specified Denomination
25	**Final Redemption Amount (Equity Linked Redemption Notes)**	Not Applicable

26	**Final Redemption Amount (Index Linked Redemption Notes)**	Not Applicable
27	**Early Redemption Amount**	
	(i) Early Redemption Amount(s) of each Note payable on redemption for taxation reasons (Condition 7(c)) or an event of default (Condition 13) and/or the method of calculating the same (if required or if different from that set out in the Conditions):	Yes, as set out in the Conditions
	(ii) Redemption for taxation reasons permitted on days other than Interest Payment Dates (Condition 7(c)):	Yes
	(iii) Unmatured Coupons to become void upon early redemption (Bearer Notes only) (Condition 10(*f*)):	Yes
	(iv) Early Redemption Amount of each Note payable on redemption pursuant to Condition 7(g):	Not Applicable

GENERAL PROVISIONS APPLICABLE TO THE NOTES

28	**Form of Notes**	Bearer Notes Temporary Global Note exchangeable for permanent Global Note which is exchangeable for Definitive Notes in the limited circumstances specified in the permanent Global Note.
29	Financial Centre(s) (Condition 10(h)) or other special provisions relating to payment dates:	Istanbul, London and Target, subject to Condition 10(h) (A)
30	Talons for future Coupons or Receipts to be attached to Definitive Notes (and dates on which such Talons mature):	No
31	Details relating to Partly Paid Notes: amount of each payment comprising the Issue Price and date on which each payment is to be made and consequences (if any) of failure to pay, including any right of the Issuer to forfeit the Notes and interest due on late payment:	Not Applicable
32	Details relating to Instalment Notes:	Not Applicable

33	Redenomination, renominalisation and reconventioning provisions:	Not Applicable
34	Consolidation provisions:	Not Applicable
35	Other terms or special conditions:	So long as Bearer Notes are represented by a temporary or permanent Global Note and the temporary or permanent Global Note is held on behalf of Euroclear, Clearstream, Luxembourg or any other clearing system, notwithstanding Condition 17, notices to Noteholders may be given by delivery of the relevant notice to that clearing system for communication by it to entitled accountholders. Any notice thus delivered to that clearing system shall be deemed to have been given to the Noteholders on the day on which that notice is delivered to the clearing system.

DISTRIBUTION

36	(i)	If syndicated, names and addresses of Managers:	The Toronto-Dominion Bank Triton Court 14/18 Finsbury Square London EC2A 1DB United Kingdom Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank International) Thames Court One Queenhithe London EC4V 3RL United Kingdom
	(ii)	Stabilising Manager (if any):	The Toronto-Dominion Bank
	(iii)	Managers' Commission:	1.00 per cent. selling concession 0.50 per cent. combined management and underwriting commission
37	If non-syndicated, name and address of Dealer:		Not Applicable
38	Applicable TEFRA exemption		D Rules
39	Additional selling restrictions:		US The Notes have not been and will not be registered under the United States Securities Act of 1933, as amended (the "Securities Act") and are subject to US tax law requirements. Accordingly, Notes may not be offered, sold or delivered in the United States or to US persons

except to the extent permitted by the Subscription Agreement. The Notes are not eligible for sale under Rule 144A under the Securities Act. TEFRA D; Cat. 2 are applicable as more fully specifically described in the Offering Circular and Subscription Agreement.

Turkey

Each Manager will be required to acknowledge that pursuant to article 15 of the Decree no. 32 containing the Foreign Exchange Rules of Turkey, the purchase and sale of the Notes issued in a foreign jurisdiction by the Managers to persons resident in Turkey are permitted and are not subject to restrictions, except that the transfers relating to the purchase or sale of such Notes should be made through authorised banks or intermediary institutions authorised to carry out securities transactions according to the capital market legislation of Turkey. Each Manager will be required to represent, agree and warrant that it will not permit the distribution of any disclosure documents relating to the issue of the Notes in Turkey without observing the provisions of the Communique III, no. 20 of the Capital Market Board regarding the sale of foreign capital market instruments in Turkey.

40	Subscription period:	Not Applicable

GENERAL

41	Additional steps that may only be taken following approval by an Extraordinary Resolution in accordance with Condition 14(a):	Not Applicable
42	The aggregate principal amount of Notes issued has been translated into Euro at the rate of 0.543796 producing a sum of (for Notes not denominated in Euro):	Euro 54,379,600
43	In the case of Notes listed on Eurolist by Euronext Amsterdam N.V.:	Not Applicable

LISTING AND ADMISSION TO TRADING APPLICATION

These Final Terms comprise the final terms required to list and have admitted to trading the issue of Notes described herein pursuant to the Euro 80,000,000,000 Global Medium Term Note Programme of Rabobank Nederland.

RESPONSIBILITY

The Issuer accepts responsibility for the information contained in these Final Terms.

Signed on behalf of the Issuer:

By: S.J. Baas [signature]

Duly authorised

PART B – OTHER INFORMATION

1 Listing

(i)	Listing:	Luxembourg
(ii)	Admission to Trading:	Application has been made for the Notes to be admitted to trading on the Luxembourg Stock Exchange with effect from 31 October 2006
(iii)	Estimate of total expenses related to admission to trading:	EUR 1,230

2 Ratings

Rating: The Notes to be issued have been rated:

S&P:	AAA
Moody's:	Aaa
Fitch RatingsLtd.:	AA+

As defined by Moody's an Aaa rating means that the Notes are judged to be of the highest quality, with minimal credit risk. As defined by Standard & Poor's, an AAA rating means that the Notes have the highest rating assigned by Standard & Poor's and that the Issuer's capacity to meet its financial commitment on the obligation is extremely strong. As defined by Fitch an AA+ rating means that the Notes are judged to be of a very high credit quality and denote expectations of low credit risk. It indicates very strong capacity for payment of financial commitments and is not significantly vulnerable to foreseeable events..

3 Notification

The Netherlands Authority for the Financial Markets (*Autoriteit Financiële Markten*) has provided each of the Commission bancaire, financière et des assurances (CBFA) in Belgium, Epitroph Kefalaiagoras in Greece, Comisiòn Nacional del Mercado de Valores (CNMV) in Spain, Autorité des marchés financiers (AMF) in France, Irish Financial Regulatory Authority in Ireland, Commissione Nazionale per le Società e la Borsa (CONSOB) in Italy, Kredittilsynet in Norway, Financial Market Authority (FMA) in Austria, Rahoitustarkastus in Finland, Finansinspektionen in Sweden, Financial Services Authority (FSA) in United Kingdom, Commission de surveillance du secteur financier in Luxembourg and the Bundesanstalt für Finanzdienstleistungsaufsicht (BaFin) in Germany with a certificate of approval attesting that the Offering Circular has been drawn up in accordance with the Prospectus Directive.

Notwithstanding the foregoing, no offer of Notes to the public may be made in any Relevant Member State, which requires for the Issuer to undertake any action in addition to the filing of the Final Terms with the Netherlands Authority for the Financial Markets unless and until the Issuer advises such action has been taken.

4 Interests of natural and legal persons involved in the issue

Save as disclosed in the Offering Circular, so far as the Issuer is aware, no person involved in the offer of the Notes has an interest material to the offer.

5 *Reasons for the offer, estimated net proceeds and total expenses*

(i)	Reasons for the offer:	Banking business
(ii)	Estimated net proceeds	TRY 98,565,000
(iii)	Estimated total expenses:	TRY 1,535,000 *(comprising of* TRY 35,000 Managers' expenses and TRY 1,500,000 selling concession and combined management and underwriting commission)

6 Yield (*Fixed Rate Notes Only*)
Indication of yield:

18.202 per cent. per annum

This is the yield-to-maturity and is calculated as the rate of return anticipated on the Notes as if they will be held until the Maturity Date. The calculation of the yield-to-maturity takes into account the Issue Price of the Notes, the Aggregate Nominal Amount of the Notes, the Rate of Interest and the time to Maturity. It is also assumed that all coupons are reinvested at the same rate.

The yield is calculated at the Issue Date on the basis of the Issue Price. It is NOT an indication of future yield.

7 Operational information

(i)	ISIN Code:	XS0272321166
(ii)	Common Code:	027232116
(iii)	WKN (German security code):	A0G0GE
(iv)	Fondscode:	Not Applicable
(v)	Private Placement number:	Not Applicable
(vi)	Any clearing system(s) other than Euroclear and Clearstream, Luxembourg and the relevant number(s):	Not Applicable
(vii)	Delivery:	Delivery against payment
(viii)	Names and addresses of additional Paying/Deliver Agents (if any):	Not Applicable
(ix)	Names (and addresses) of Calculation Agent(s) (if different from Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank International)	Not Applicable



Final Terms

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND)
(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND) AUSTRALIA BRANCH
(Australian Business Number 70 003 917 655)
(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND) SINGAPORE BRANCH
(Singapore Company Registration Number F03634W)
(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

Euro 80,000,000,000
Global Medium-Term Note Programme
Due from seven days to perpetuity

SERIES NO: 1660A

TRANCHE NO.: 1

£250,000,000 5.125 per cent. Fixed Rate Notes 2006 due 27 October 2014 (the "Notes")

Issue Price: 99.546 per cent.

Barclays Capital **Rabobank International**

The Royal Bank of Scotland

The date of these Final Terms is 25 October 2006

PART A – CONTRACTUAL TERMS

Terms used herein shall be deemed to be defined as such for the purposes of the Conditions set forth in the Offering Circular (the "**Offering Circular**") dated 31 May 2006 which constitutes a base prospectus for the purposes of the Prospectus Directive (Directive 2003/71/EC) (the "**Prospectus Directive**"). This document constitutes the Final Terms of the Notes described herein for the purposes of Article 5.4 of the Prospectus Directive and must be read in conjunction with the Offering Circular, as so supplemented. Full information on the Issuer and the offer of the Notes is only available on the basis of the combination of these Final Terms and the Offering Circular. The Notes will be issued on the terms of these Final Terms read together with the Offering Circular. The Issuer accepts responsibility for the information contained in these Final Terms which, when read together with the Offering Circular, contains all information that is material in the context of the issue of the Notes. The Offering Circular is available for viewing at, and copies may be obtained from, Rabobank Nederland at Croeselaan 18, 3521 CB Utrecht, the Netherlands *and the principal office* in England of the Arranger and of the Paying Agent in Luxembourg and Amsterdam and *www.bourse.lu*.

1	Issuer:	Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland)
2	(i) Series Number:	1660A
	(ii) Tranche Number:	1
3	Specified Currency or Currencies:	Pounds sterling ("£")
4	Aggregate Nominal Amount:	
	(i) Series:	£250,000,000
	(ii) Tranche:	£250,000,000
5	Issue Price:	99.546 per cent. of the Aggregate Nominal Amount
6	Specified Denominations:	£50,000
7	(i) Issue Date:	27 October 2006
	(ii) Interest Commencement Date (if different from the Issue Date):	Not Applicable
8	Maturity Date:	27 October 2014
9	Domestic Note: (if Domestic Note, there will be no gross-up for withholding tax):	No
10	Interest Basis:	5.125 per cent. Fixed Rate
11	Redemption/Payment Basis:	Redemption at par
12	Change of Interest or Redemption/Payment Basis:	Not Applicable
13	Put/Call Options:	Not Applicable
14	(i) Status of the Notes:	Senior

	(ii)	Date approval for issuance of Notes obtained:	Not Applicable
15	Method of distribution:		Syndicated

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

16	**Fixed Rate Note Provisions**		Applicable
	(i)	Rate of Interest:	5.125 per cent. per annum payable annually in arrear
	(ii)	Interest Payment Date:	27 October in each year commencing on 27 October 2007 and ending on the Maturity Date, subject to Condition 10(h)(A)
	(iii)	Fixed Coupon Amount:	£2,562.50 per £50,000 in nominal amount
	(iv)	Broken Amount:	Not Applicable
	(v)	Day Count Fraction (Condition 1(a)):	Actual/Actual-ICMA
	(vi)	Determination Date(s) (Condition 1(a)):	Not Applicable
	(vii)	Other terms relating to the method of calculating interest for Fixed Rate Notes:	Not Applicable
17	Floating Rate Provisions		Not Applicable
18	Zero Coupon Note Provisions		Not Applicable
19	Index Linked Interest Note Provisions		Not Applicable
20	Equity Linked Interest Note Provisions		Not Applicable
21	Dual Currency Note Provisions		Not Applicable

PROVISIONS RELATING TO REDEMPTION

22	Call Option	Not Applicable
23	Put Option	Not Applicable
24	Final Redemption Amount (all Notes except Equity Linked Redemption Notes and Index Linked Redemption Notes) of Each Note	£50,000 per Note of £50,000 Specified Denomination
25	Final Redemption Amount (Equity Linked Redemption Notes)	Not Applicable
26	Final Redemption Amount (Index Linked Redemption Notes)	Not Applicable

27	Early Redemption Amount	
(i)	Early Redemption Amount(s) of each Note payable on redemption for taxation reasons (Condition 7(c)) or an event of default (Condition 13) and/or the method of calculating the same (if required or if different from that set out in the Conditions):	As set out in the Conditions
(ii)	Redemption for taxation reasons permitted on days other than Interest Payment Dates (Condition 7(c)):	Yes
(iii)	Unmatured Coupons to become void upon early redemption (Bearer Notes *only) (Condition 10(f))*:	Yes
(iv)	Early Redemption Amount of each Note payable on redemption pursuant to Condition 7(g):	Not Applicable

GENERAL PROVISIONS APPLICABLE TO THE NOTES

28	**Form of Notes**	Bearer Notes Temporary Global Note exchangeable for a permanent Global Note which is exchangeable for Definitive Notes in the limited circumstances specified in the permanent Global Note
29	Financial Centre(s) (Condition 10(h)) or other special provisions relating to payment dates:	London
30	Talons for future Coupons or Receipts to be attached to Definitive Notes (and dates on which such Talons mature):	No
31	Details relating to Partly Paid Notes: amount of each payment comprising the Issue Price and date on which each payment is to be made and consequences (if any) of failure to pay, including any right of the Issuer to forfeit the Notes and interest due on late payment:	Not Applicable
32	Details relating to Instalment Notes: Amount of each instalment, date on which each payment is to be made:	Not Applicable
33	Redenomination, renominalisation and reconventioning provisions:	Not Applicable
34	Consolidation provisions:	Not Applicable

35	Other terms or special conditions:	So long as the Notes are represented by a temporary or permanent Global Note and the temporary or permanent Global Note is held on behalf of Euroclear, Clearstream, Luxembourg or any other clearing system, notwithstanding Condition 17, notices to Noteholders may be given by delivery of the relevant notice to that clearing system for communication by it to entitled accountholders. Any notice thus delivered to that clearing system shall be deemed to have been given to the Noteholders on the day on which that notice is delivered to the clearing system.

DISTRIBUTION

36	(i)	If syndicated, names and addresses of the Managers:	**The Joint Lead Managers:** **Barclays Bank PLC** 5 The North Colonnade Canary Wharf London E14 4BB United Kingdom **Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank International)** Thames Court One Queenhithe London EC4V 3RL United Kingdom **The Royal Bank of Scotland plc** 135 Bishopsgate London EC2M 3UR United Kingdom
	(ii)	Stabilising Manager(s) (if any):	The Royal Bank of Scotland plc
	(iii)	Managers' Commission:	0.125 per cent. combined management, underwriting and selling commission
37	If non-syndicated, name and address of Dealer:		Not Applicable
38	Applicable TEFRA exemption:		D Rules
39	Additional selling restrictions:		Not Applicable
40	Subscription period:		Not Applicable

GENERAL

41	Additional steps that may only be taken following approval by an Extraordinary Resolution in accordance with Condition 14(a):	Not Applicable
42	The aggregate principal amount of Notes issued has been translated into Euro at the rate of Euro 1.490000, producing a sum of (for Notes not denominated in Euro):	Euro 372,500,000
43	In the case of Notes listed on Eurolist by Euronext Amsterdam N.V.:	Not Applicable

LISTING AND ADMISSION TO TRADING APPLICATION

These Final Terms comprise the final terms required to list and have admitted to trading the issue of Notes described herein pursuant to the Euro 80,000,000,000 Global Medium Term Note Programme of Rabobank Nederland.

RESPONSIBILITY

The Issuer accepts responsibility for the information contained in these Final Terms.

Signed on behalf of the Issuer:

By: 

Duly authorised

PART B – OTHER INFORMATION

1 Listing

(i)	Listing:	Luxembourg Stock Exchange
(ii)	Admission to Trading:	Application has been made for the Notes to be admitted to trading on the Luxembourg Stock Exchange's regulated market with effect from 27 October 2006
(iii)	Estimate of total expenses related to admission to trading:	Euro 4,680

2 Ratings

Rating: The Notes to be issued have been rated:

S&P:	AAA
Moody's:	Aaa
Fitch Ratings Ltd:	AA+

As defined by Standard & Poor's, an AAA rating means that the Notes have the highest rating assigned by Standard & Poor's and that the Issuer's capacity to meet its financial commitment on the obligation is extremely strong. As defined by Moody's an Aaa rating means that the Notes are judged to be of the highest quality, with minimal credit risk. As defined by Fitch an AA+ rating means that the Notes are judged to be of a very high credit quality and denote expectations of low credit risk and this indicates very strong capacity for payment of financial commitments and is not significantly vulnerable to foreseeable events.

3 Notification

The Netherlands Authority for the Financial Markets *(Autoriteit Financiële Markten)* has provided to each of the *Commission bancaire, financière et des assurances (CBFA)* in Belgium, *Epitroph Kefalaiagoras* in Greece, *Comisiòn Nacional del Mercado de Valores (CNMV)* in Spain, *Autorité des marchés finaciers (AMF)* in France, Irish Financial Regulatory Authority in Ireland, *Commissione Nazionale per le Società e la Borsa (CONSOB)* in Italy, *Kredittilsynet* in Norway, Financial Market Authority (FMA) in Austria, *Rahoitustarkastus* in Finland, *Finansinspektionen* in Sweden, Financial Services Authority (FSA) in United Kingdom, *Commission de surveillance du secteur financier* in Luxembourg and the *Bundesanstalt für Finanzdienstleistungsaufsicht (BaFin)* in Germany with a certificate of approval attesting that the Offering Circular has been drawn up in accordance with the Prospectus Directive.

Notwithstanding the foregoing, no offer of Notes to the public may be made in any Relevant Member State, which requires the Issuer to undertake any action in addition to the filing of the Final Terms with the Netherlands Authority for the Financial Markets unless and until the Issuer advises such action has been taken.

4 Interests of natural and legal persons involved in the issue

Save as disclosed in the Offering Circular, so far as the Issuer is aware, no person involved in the offer of the Notes has an interest material to the offer.

5 Reasons for the offer, estimated net proceeds and total expenses

(i)	Reasons for the offer:	Banking business
(ii)	Estimated net proceeds	£248,552,500
(iii)	Estimated total expenses:	£312,500 (comprising selling concession and combined management and underwriting commission)

6 Yield (Fixed Rate Notes Only)

Indication of yield:	5.196 per cent. per annum This is the yield-to-maturity and is calculated as the rate of return anticipated on the Notes as if they will be held until the Maturity Date. The calculation of the yield-to-maturity takes into account the re-offer price of the Notes, the Aggregate Nominal Amount of the Notes, the Rate of Interest and the time to the Maturity Date. It is also assumed that all coupons are reinvested at the same rate. The yield is calculated at the Issue Date on the basis of the re-offer price of the Notes. It is NOT an indication of future yield.

7 Operational Information

(i)	ISIN Code:	XS0272880815
(ii)	Common Code:	027288081
(iii)	Fondscode:	Not Applicable
(iv)	German WKN-code:	Not Applicable
(v)	Private Placement number	Not Applicable
(vi)	Any clearing system(s) other than Euroclear and Clearstream, Luxembourg and the relevant number(s):	Not Applicable
(vii)	Delivery:	Delivery against payment
(viii)	Names and addresses of additional *Paying/ Delivery Agent(s) (if any)*:	Not Applicable
(ix)	Names (and addresses) of Calculation Agent(s) (if different from Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank International))	Not Applicable

8 General

Tradeable Amount:	£1,000 So long as the Notes are represented by a temporary Global Note or permanent Global Note and the relevant clearing system(s) so permit, the Notes shall be tradeable only in Nominal Amounts of at least the Specified Denomination and integral multiples of £1,000 in excess thereof. In relation to the Notes, should Definitive Notes be required to be issued, a holder who does not have an integral multiple of the Specified Denomination in his account with the relevant clearing system(s) at the relevant time may not receive all of his entitlement in the form of Definitive Notes unless and until such time as his holding becomes an integral multiple of the Specified Denomination.



Final Terms

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND)
(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND) AUSTRALIA BRANCH
(Australian Business Number 70 003 917 655)
(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND) SINGAPORE BRANCH
(Singapore Company Registration Number F03634W)
(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

Euro 80,000,000,000
Global Medium-Term Note Programme
Due from seven days to perpetuity

SERIES NO: 1651A
TRANCHE NO: 1

EUR 10,000,000 CMS Linked Notes 2006 due 18 October 2035

Issue Price: 90.00 per cent.

CITIGROUP

The date of these Final Terms is 16 October 2006.

PART A – CONTRACTUAL TERMS

Terms used herein shall be deemed to be defined as such for the purposes of the Conditions set forth in the Offering Circular (the "**Offering Circular**") dated May 31, 2006 which constitutes a base prospectus for the purposes of the Prospectus Directive (Directive 2003/71/EC) (the "**Prospectus Directive**"). This document constitutes the Final Terms of the Notes described herein for the purposes of Article 5.4 of the Prospectus Directive and must be read in conjunction with the Offering Circular, as so supplemented. Full information on the Issuer and the offer of the Notes is only available on the basis of the combination of these Final Terms and the Offering Circular. The Notes will be issued on the terms of these Final Terms read together with the Offering Circular. Each Issuer accepts responsibility for the information contained in these Final Terms which, when read together with the Offering Circular, contains all information that is material in the context of the issue of the Notes. The Offering Circular is available for viewing at, and copies may be obtained from, Rabobank Nederland at Croeselaan 18, 3521 CB Utrecht, the Netherlands and the principal office in England of the Arranger and of the Paying Agent in Luxembourg and Amsterdam and www.bourse.lu.

1	Issuer:		Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland)
2	(i)	Series Number:	1651A
	(ii)	Tranche Number:	1
3	Specified Currency or Currencies:		Euros ("EUR")
4	Aggregate Nominal Amount:		
	(i)	Series:	EUR 10,000,000
	(ii)	Tranche:	EUR 10,000,000
5	Issue Price:		90.00 per cent. of the Aggregate Nominal Amount
6	Specified Denominations:		EUR 100,000
7	(i)	Issue Date:	18 October 2006
	(ii)	Interest Commencement Date (if different from the Issue Date):	Not Applicable
8	Maturity Date:		18 October 2035
9	Domestic Note: (if Domestic Note, there will be no gross-up for withholding tax)		No

10	Interest Basis:		20 Year EUR-CMS + 0.50 per cent. Floating Rate (further particulair specified below)
11	Redemption/Payment Basis:		Redemption at par
12	Change of Interest or Redemption/Payment Basis:		Not Applicable
13	Put/Call Options:		Not Applicable
14	(i)	Status of the Notes:	Senior
	(ii)	Date approval for issuance of Notes obtained:	Not Applicable
15	Method of distribution:		Non-syndicated

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

16	**Fixed Rate Note Provisions**		Not Applicable
17	**Floating Rate Provisions**		Applicable
	(i)	Interest Period(s):	The period beginning on (and including) the Issue Date and ending on (but excluding) the first Specified Interest Payment Date and each subsequent period beginning on (and including) a Specified Interest Payment Date and ending on (but excluding) the next Specified Interest Payment Date.
	(ii)	Specified Interest Payment Dates:	18 October in each year commencing on (and including) 18 October 2007 and ending on the Maturity Date
	(iii)	Business Day Convention:	Following Business Day Convention
	(iv)	Business Centre(s) (Condition 1(a)):	TARGET
	(v)	Manner in which the Rate(s) of Interest is/are to be determined:	Screen Rate Determination The Rate of Interest will be determined in accordance with the following formula: **Reference Rate + 0.50 per cent.**
	(vi)	Interest Period Date(s):	Not Applicable
	(vii)	Party responsible for calculating the Rate(s) of Interest and Interest Amount(s) (if not the Calculation Agent):	Not Applicable

	(viii)	Screen Rate Determination (Condition 1(a)):	Applicable
	-	Reference Rate:	20 Year Euribor Constant Maturity Swap rate as quoted at 11:00 a.m. Frankfurt time on each Interest Determination Date
	-	Interest Determination Date:	2 TARGET Business Days prior to each Specified Interest Payment Date
	-	Relevant Screen Page:	Reuters page ISDAFIX2
	(ix)	ISDA Determination (Condition 1 (a)):	Not Applicable
	(x)	Margin(s):	+ 0.50 per cent. per annum
	(xi)	Minimum Rate of Interest:	Zero per cent. per annum
	(xii)	Maximum Rate of Interest:	The Maximum Rate of Interest will be 15 x (CMS20 – CMS2) where `CMS2' means the 2 year Euribor Constant Maturity Swap rate as quoted at 11:00 a.m. Frankfurt time on each Interest Payement Date
	(xiii)	Day Count Fraction (Condition 1 (a)):	Actual/Actual (ICMA)
	(xiv)	Fall back provisions, rounding provisions, denominator and any other terms relating to the method of calculating interest on Floating Rate Notes, if different from those set out in the Conditions:	If such rate or rates do not appear on Reuters Screen ISDAFIX2 the rate or rates shall be determined (as appropriate) in accordance with EUR-ISDA-EURIBOR-Swap Rate:11:00 as per the 2000 ISDA Definitions
18	**Zero Coupon Note Provisions**		Not Applicable
19	**Index Linked Interest Note Provisions**		Not Applicable
20	**Equity Linked Interest Note Provisions**		Not Applicable
21	**Dual Currency Note Provisions**		Not Applicable

PROVISIONS RELATING TO REDEMPTION

22	**Call Option**	Not Applicable

23	**Put Option**	Not Applicable
24	**Final Redemption Amount (all Notes except Equity Linked Redemption Notes and Index Linked Redemption Notes) of Each Note**	EUR 100,000 per Note of EUR 100,000 Specified Denomination
25	**Final Redemption Amount (Equity Linked Redemption Notes)**	Not Applicable
26	**Final Redemption Amount (Index Linked Redemption Notes)**	Not Applicable
27	**Early Redemption Amount**	
	(i) Early Redemption Amount(s) of each Note payable on redemption for taxation reasons (Condition 7(c)) or an event of default (Condition 13) and/or the method of calculating the same (if required or if different from that set out in the Conditions):	As set out in the Conditions
	(ii) Redemption for taxation reasons permitted on days other than Interest Payment Dates (Condition 7(c)):	No
	(iii) Unmatured Coupons to become void upon early redemption (Bearer Notes only) (Condition 10(f)):	Yes
	(iv) Early Redemption Amount of each Note payable on redemption pursuant to Condition 7(g):	Not Applicable

GENERAL PROVISIONS APPLICABLE TO THE NOTES

28	**Form of Notes**	Bearer Notes Temporary Global Note exchangeable for a permanent Global Note which is exchangeable for Definitive Notes in the limited circumstances specified in the permanent Global Note

29	Financial Centre(s) (Condition 10(h)) or other special provisions relating to payment dates:	TARGET, subject to Condition 10(h)(A)
30	Talons for future Coupons or Receipts to be attached to Definitive Notes (and dates on which such Talons mature):	No
31	Details relating to Partly Paid Notes: amount of each payment comprising the Issue Price and date on which each payment is to be made and consequences (if any) of failure to pay, including any right of the Issuer to forfeit the Notes and interest due on late payment:	Not Applicable
32	Details relating to Instalment Notes:	Not Applicable
33	Redenomination, renominalisation and reconventioning provisions:	Not Applicable
34	Consolidation provisions:	Not Applicable
35	Other terms or special conditions:	So long as Bearer Notes are represented by a permanent Global Note and the permanent Global Note is held on behalf of Euroclear, Clearstream, Luxembourg or any other clearing system, notwithstanding Condition 17, notices to Noteholders may be given by delivery of the relevant notice to that clearing system for communication by it to entitled accountholders. Any notice thus delivered to that clearing system shall be deemed to have been given to the Noteholders on the day on which that notice is delivered to the clearing system

DISTRIBUTION

36	If syndicated, names and addresses of Managers:	Not Applicable
37	If non-syndicated, name and address of Dealer:	Citigroup Global Markets Limited Citigroup Centre Canada Square Canary Wharf London E14 5LB United Kingdom
38	Applicable TEFRA exemption:	D Rules

39	Additional selling restrictions:	Not Applicable
40	Subscription period:	Not Applicable

GENERAL

41	Additional steps that may only be taken following approval by an Extraordinary Resolution in accordance with Condition 14(a):	Not Applicable
42	The aggregate principal amount of Notes issued has been translated into Euro at the rate of [•], producing a sum of (for Notes not denominated in Euro):	Not Applicable
43	In the case of Notes listed on Eurolist by Euronext Amsterdam N.V.:	Not Applicable

LISTING AND ADMISSION TO TRADING APPLICATION

These Final Terms comprise the final terms required to list and have admitted to trading the issue of Notes described herein pursuant to the Euro 80,000,000,000 Global Medium Term Note Programme of Rabobank Nederland.

RESPONSIBILITY

The Issuer accepts responsibility for the information contained in these Final Terms.

Signed on behalf of the Issuer:

By: ....

Duly authorised

PART B – OTHER INFORMATION

1 Listing

(i)	Listing:	Luxembourg
(ii)	Admission to Trading:	Application has been made for the Notes to be admitted to trading on the Luxembourg Stock Exchange with effect from 18 October 2006
(iii)	Estimate of total expenses related to admission to trading:	EUR 6,700

2 Ratings

Rating: The Notes to be issued have been rated:

S&P:	AAA
Moody's:	Aaa
Fitch Ratings Ltd:	AA+

As defined by Standard & Poor's, an AAA rating means that the Notes have the highest rating assigned by Standard & Poor's and that the Issuer's capacity to meet its financial commitment on the obligation is extremely strong. As defined by Moody's an Aaa rating means that the Notes are judged to be of the highest quality, with minimal credit risk. As defined by Fitch an AA+ rating means that the Notes are judged to be of a very high credit quality and denote expectations of low credit risk and this indicates very strong capacity for payment of financial commitments and is not significantly vulnerable to foreseeable events.

3 Notification

The Netherlands Authority for the Financial Markets *(Autoriteit Financiële Markten)* has provided to each of the *Commission bancaire, financiére et des assurances (CBFA)* in Belgium, *Epitroph Kefalaiagoras* in Greece, *Comisiòn Nacional del Mercado de Valores (CNMV)* in Spain, *Autorité des marchés finaciers (AMF)* in France, Irish Financial Regulatory Authority in Ireland, *Commissione Nazionale per le Società e la Borsa (CONSOB)* in Italy, *Kredittilsynet* in Norway, Financial Market Authority (FMA) in Austria, *Rahoitustarkastus* in Finland, *Finansinspektionen* in Sweden, Financial Services Authority (FSA) in United Kingdom, *Commission de surveillance du secteur financier* in Luxembourg and the *Bundesanstalt für Finanzdienstleistungsaufsicht (BaFin)* in Germany with a certificate of approval attesting that the Offering Circular has

been drawn up in accordance with the *Prospectus* Directive.

Notwithstanding the foregoing, no offer of Notes to the public may be made in any Relevant Member State, which requires the Issuer to undertake any action in addition to the filing of the Final Terms with the Netherlands Authority for the Financial Markets unless and until the Issuer advises such action has been taken.

4	**Yield** (Fixed Rate Notes Only) Indication of yield:	Not Applicable
5	**Operational information**	
(i)	ISIN Code:	XS0269342571
(ii)	Common Code:	026934257
(iii)	Fondscode:	Not Applicable
(iv)	Any clearing system(s) other than Euroclear and Clearstream, Luxembourg and the relevant number(s):	Not Applicable
	(i) The Depository Trust Company	Not Applicable
(v)	Delivery:	Delivery against payment
(vi)	Names and addresses of additional or other Paying Agents (if any):	Not Applicable
6	**General**	
	Tradeable Amount:	Not Applicable
	Time period during which the offer is open:	Not Applicable
	Description of the application process:	Not Applicable
	Description of possibility to reduce subscriptions:	Not Applicable
	Manner for refunding excess amount paid by applicants:	Not Applicable
	Minimum and/or maximum amount of application:	Not Applicable
	Method and time limit for paying up the securities and for delivery of the securities:	Not Applicable
	Manner and date in which results of the offer are to be made public:	Not Applicable
	Procedure for exercise of any right of pre-emption, the negotiability of subscription rights and the treatment of	Not Applicable

subscription rights not exercised:

Final Terms

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND)
(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND) AUSTRALIA BRANCH
(Australian Business Number 70 003 917 655)
(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND) SINGAPORE BRANCH
(Singapore Company Registration Number F03634W)
(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

Euro 80,000,000,000
Global Medium-Term Note Programme
Due from seven days to perpetuity

SERIES NO: 1658A

TRANCHE NO.: 1

NOK 500,000,000 4.00 per cent. Fixed Rate Notes 2006 due 2 February 2012 (the "Notes")

Issue Price: 100.443 per cent.

Deutsche Bank **Rabobank International**

Dexia Capital Markets **UBS Investment Bank**

Zurich Cantonalbank

The date of these Final Terms is 23 October 2006

PART A – CONTRACTUAL TERMS

Terms used herein shall be deemed to be defined as such for the purposes of the Conditions set forth in the Offering Circular (the "**Offering Circular**") dated May 31, 2006 which constitutes a base prospectus for the purposes of the Prospectus Directive (Directive 2003/71/EC) (the "**Prospectus Directive**"). This document constitutes the Final Terms of the Notes described herein for the purposes of Article 5.4 of the Prospectus Directive and must be read in conjunction with the Offering Circular, as so supplemented. Full information on the Issuer and the offer of the Notes is only available on the basis of the combination of these Final Terms and the Offering Circular. The Notes will be issued on the terms of these Final Terms read together with the Offering Circular. The Issuer accepts responsibility for the information contained in these Final Terms which, when read together with the Offering Circular, contains all information that is material in the context of the issue of the Notes. The Offering Circular is available for viewing at, and copies may be obtained from, Rabobank Nederland at Croeselaan 18, 3521 CB Utrecht, the Netherlands and the principal office in England of the Arranger and of the Paying Agent in Luxembourg and Amsterdam and www.bourse.lu.

1	Issuer:		Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland)
2	(i)	Series Number:	1658A
	(ii)	Tranche Number:	1
3	Specified Currency or Currencies:		Norwegian Krone ("**NOK**")
4	Aggregate Nominal Amount:		
	(i)	Series:	NOK 500,000,000
	(ii)	Tranche:	NOK 500,000,000
5	Issue Price:		100.443 per cent. of the Aggregate Nominal Amount
6	Specified Denominations:		NOK 10,000 and NOK 50,000
7	(i)	Issue Date:	25 October 2006
	(ii)	Interest Commencement Date (if different from the Issue Date):	Not Applicable
8	Maturity Date:		2 February 2012
9	Domestic Note: (if Domestic Note, there will be no gross-up for withholding tax):		No
10	Interest Basis:		4.00 per cent. Fixed Rate
11	Redemption/Payment Basis:		Redemption at par
12	Change of Interest or Redemption/ Payment Basis:		Not Applicable
13	Put/Call Options:		Not Applicable
14	(i)	Status of the Notes:	Senior

	(ii)	Date approval for issuance of Notes obtained:	Not Applicable
15	Method of distribution:		Syndicated

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

16	**Fixed Rate Note Provisions**		Applicable
	(i)	Rate of Interest:	4.00 per cent. per annum payable annually in arrear
	(ii)	Interest Payment Date(s):	2 February in each year commencing on 2 February 2007 and ending on the Maturity Date, adjusted in accordance with Condition 10(h)(A)
	(iii)	Fixed Coupon Amount(s):	NOK 400 per NOK 10,000 in nominal amount and NOK 2,000 per NOK 50,000 in nominal amount
	(iv)	Broken Amount:	There will be a short first coupon from and including 25 October 2006 to but excluding 2 February 2007, with a coupon of NOK 109.59 per NOK 10,000 in nominal amount and NOK 547.95 per NOK 50,000 in nominal amount
	(v)	Day Count Fraction (Condition 1(a)):	Actual/Actual- ICMA
	(vi)	Determination Date(s) (Condition 1(a)):	Not Applicable
	(vii)	Other terms relating to the method of calculating interest for Fixed Rate Notes:	Not Applicable
17	**Floating Rate Provisions**		Not Applicable
18	**Zero Coupon Note Provisions**		Not Applicable
19	**Index Linked Interest Note Provisions**		Not Applicable
20	**Equity Linked Interest Note Provisions**		Not Applicable
21	**Dual Currency Note Provisions**		Not Applicable

PROVISIONS RELATING TO REDEMPTION

22	**Call Option**	Not Applicable
23	**Put Option**	Not Applicable
24	**Final Redemption Amount (all Notes except Equity Linked Redemption Notes and Index Linked Redemption Notes) of Each Note**	NOK 10,000 per Note of NOK 10,000 Specified Denomination and NOK 50,000 per Note of NOK 50,000 Specified Denomination

25	**Final Redemption Amount (Equity Linked Redemption Notes)**	Not Applicable
26	**Final Redemption Amount (Index Linked Redemption Notes)**	Not Applicable
27	**Early Redemption Amount**	
	(i) Early Redemption Amount(s) of each Note payable on redemption for taxation reasons (Condition 7(c)) or an event of default (Condition 13) and/or the method of calculating the same (if required or if different from that set out in the Conditions):	As set out in the Conditions
	(ii) Redemption for taxation reasons permitted on days other than Interest Payment Dates (Condition 7(c)):	Yes
	(iii) Unmatured Coupons to become void upon early redemption (Bearer Notes only) (Condition 10(f)):	Yes
	(iv) Early Redemption Amount of each Note payable on redemption pursuant to Condition 7(g):	Not Applicable

GENERAL PROVISIONS APPLICABLE TO THE NOTES

28	**Form of Notes**	Bearer Notes Temporary Global Note exchangeable for a permanent Global Note which is exchangeable for Definitive Notes in the limited circumstances specified in the permanent Global Note
29	Financial Centre(s) (Condition 10(h)) or other special provisions relating to payment dates:	TARGET and Oslo subject to Condition 10(h)(A)
30	Talons for future Coupons or Receipts to be attached to Definitive Notes (and dates on which such Talons mature):	No
31	Details relating to Partly Paid Notes: amount of each payment comprising the Issue Price and date on which each payment is to be made and consequences (if any) of failure to pay, including any right of the Issuer to forfeit the Notes and interest due on late payment:	Not Applicable
32	Details relating to Instalment Notes: Amount of each instalment, date on which each payment is to be made:	Not Applicable

33	Redenomination, renominalisation and reconventioning provisions:	Not Applicable
34	Consolidation provisions:	Not Applicable
35	Other terms or special conditions:	So long as the Notes are represented by a permanent Global Note and the permanent Global Note is held on behalf of Euroclear, Clearstream, Luxembourg or any other clearing system, notwithstanding Condition 17, notices to Noteholders may be given by delivery of the relevant notice to that clearing system for communication by it to entitled accountholders. Any notice thus delivered to that clearing system shall be deemed to have been given to the Noteholders on the day on which that notice is delivered to the clearing system.

DISTRIBUTION

36 (i)	If syndicated, names and addresses of Managers:	**Deutsche Bank AG, London Branch** Winchester House 1 Great Winchester Street London EC2N 2DB United Kingdom **Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank International)** Croeselaan 18 3521 CB Utrecht The Netherlands **Dexia Banque Internationale à Luxembourg, société anonyme acting under the name Dexia Capital Markets** 69, route d'Esch L-2953 Luxembourg **UBS Limited** 1 Finsbury Avenue London EC2M 2PP United Kingdom

		Zurich Cantonalbank Bahnhofstrasse 9 8001 Zurich Switzerland
	(ii) Stabilising Manager(s) (*if any*):	Deutsche Bank AG, London Branch
	(iii) Managers' Commission:	1.875 per cent. of the Aggregate Nominal Amount
37	If non-syndicated, name and address of Dealer:	Not Applicable
38	Applicable TEFRA exemption:	D Rules
39	Additional selling restrictions:	Norway Each Manager has represented and agreed that it has not, directly or indirectly, offered or sold and will not, directly or indirectly, offer or sell in the Kingdom of Norway any Notes other than to persons who are registered with the Oslo Stock Exchange as professional investors.
40	Subscription period:	Not Applicable

GENERAL

41	Additional steps that may only be taken following approval by an Extraordinary Resolution in accordance with Condition 14(a):	Not Applicable
42	The aggregate principal amount of Notes issued has been translated into Euro at the rate of Euro 0.119355, producing a sum of (for Notes not denominated in Euro):	Euro 59,677,500
43	In the case of Notes listed on Eurolist by Euronext Amsterdam N.V.:	Not Applicable

LISTING AND ADMISSION TO TRADING APPLICATION

These Final Terms comprise the final terms required to list and have admitted to trading the issue of Notes described herein pursuant to the Euro 80,000,000,000 Global Medium Term Note Programme of Rabobank Nederland.

RESPONSIBILITY

The Issuer accepts responsibility for the information contained in these Final Terms.

Signed on behalf of the Issuer:

By:

Duly authorised.

PART B – OTHER INFORMATION

1 Listing

(i)	Listing:	Luxembourg Stock Exchange
(ii)	Admission to Trading:	Application has been made for the Notes to be admitted to trading on the Luxembourg Stock Exchange's regulated market with effect from 25 October 2006
(iii)	Estimate of total expenses related to admission to trading:	Euro 2,890

2 Ratings

Rating: The Notes to be issued have been rated:

S&P: AAA

Moody's: Aaa

Fitch Ratings Ltd.: AA+

As defined by Moody's an Aaa rating means that the Notes are judged to be of the highest quality, with minimal credit risk. As defined by S&P, an AAA rating means that the Notes has the highest rating assigned by S&P and that the Issuer's capacity to meet its financial commitment on the obligation is extremely strong. As defined by Fitch an AA+ rating means that the Notes are judged to be of a very high credit quality and denote expectations of low credit risk. It indicates very strong capacity for payment of financial commitments and is not significantly vulnerable to foreseeable events.

3 Notification

The Netherlands Authority for the Financial Markets *(Autoriteit Financiële Markten)* has been requested to provide each of the *Commission bancaire, financière et des assurances (CBFA)* in Belgium, *Epitroph Kefalaiagoras* in Greece, *Comisiòn Nacional del Mercado de Valores (CNMV)* in Spain, *Autorité des marchés finaciers (AMF)* in France, Irish Financial Regulatory Authority in Ireland, *Commissione Nazionale per le Società e la Borsa (CONSOB)* in Italy, *Kredittilsynet* in Norway, Financial Market Authority (FMA) in Austria *Rahoitustarkastus* in Finland, *Finansinspektionen* in Sweden, Financial Services Authority (FSA) in United Kingdom, *Commission de surveillance du secteur financier* in Luxembourg and the *Bundesanstalt für Finanzdienstleistungsaufsicht (BaFin)* in Germany with a certificate of approval attesting that the Offering Circular has been drawn up in accordance with the Prospectus Directive.

Notwithstanding the foregoing, no offer of Notes to the public may be made in any Relevant Member State, which requires for the Issuer to undertake any action in addition to the filing of the Final Terms with the Netherlands Authority for the Financial Markets unless and until the Issuer advises such

action has been taken.

4 Interests of natural and legal persons involved in the issue

Save as disclosed in the Offering Circular, so far as the Issuer is aware, no person involved in the offer of the Notes has an interest material to the offer.

5 Reasons for the offer, estimated net proceeds and total expenses

(i)	Reasons for the offer:	Banking business
(ii)	Estimated net proceeds	NOK 492,715,000
(iii)	Estimated total expenses:	NOK 9,500,000 (comprising NOK 125,000 Lead Managers' expenses and NOK 9,375,000 selling concession and combined management and underwriting commission)

6 Yield (Fixed Rate Notes Only)

Indication of yield: 3.909 per cent. per annum

This is the yield-to-maturity and is calculated as the rate of return anticipated on the Notes as if they will be held until the Maturity Date. The calculation of the yield-to-maturity takes into account the Issue Price of the Notes, the Aggregate Nominal Amount of the Notes, the Rate of Interest and the time to the Maturity Date. It is also assumed that all coupons are reinvested at the same rate.

The yield is calculated at the Issue Date on the basis of the Issue Price. It is NOT an indication of future yield.

7 Historic interest rates

Not Applicable

8 Performance of index/formula, explanation of effect on value of investment and associated risks and other information concerning the underlying

Not Applicable

9 Performance of rates of exchange and explanation of effect on value of investment

Not Applicable

10 Performance of underlying, explanation of effect on value of investment and associated risks and information concerning the underlying (Equity-Linked Notes only)

Not Applicable

11 Operational Information

(i)	ISIN Code:	XS0271639394
(ii)	Common Code:	027163939
(iii)	Fondscode:	Not applicable

(iv)	German WKN-code:	A0GZZW
(v)	Private Placement number	Not Applicable
(vi)	Any clearing system(s) other than Euroclear and Clearstream, Luxembourg and the relevant number(s):	Not Applicable
(vii)	Delivery:	Delivery against payment
(viii)	Names and addresses of additional Paying/ Delivery Agent(s) (if any):	Not Applicable
(ix)	Names (and addresses) of Calculation Agent(s) (if different from Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank International))	Not Applicable

12 General

Tradeable Amount:	Not Applicable
Time period during which the offer is open:	Not Applicable
Description of the application process:	Not Applicable
Description of possibility to reduce subscriptions:	Not Applicable
Manner for refunding excess amount paid by applicants:	Not Applicable
Minimum and/or maximum amount of application:	Not Applicable
Method and time limit for paying up the securities and for delivery of the securities:	Not Applicable
Manner and date in which results of the offer are to be made public:	Not Applicable
Procedure for exercise of any right of pre-emption, the negotiability of subscription rights and the treatment of subscription rights not exercised:	Not Applicable

EXECUTION COPY

Final Terms

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND)
(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND) AUSTRALIA BRANCH
(Australian Business Number 70 003 917 655)
(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND) SINGAPORE BRANCH
(Singapore Company Registration Number F03634W)
(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

EUR 80,000,000,000
Global Medium-Term Note Programme
Due from seven days to perpetuity

SERIES NO: 1653A

TRANCHE NO.: 1

TRY 50,000,000 19.50 per cent. Fixed Rate Notes 2006 due 17 October 2007 (the "Notes")

Issue Price: 100.73 per cent.

Scotia Capital **Rabobank International**

The date of these Final Terms is 13 October 2006

PART A – CONTRACTUAL TERMS

Terms used herein shall be deemed to be defined as such for the purposes of the Conditions set forth in the Offering Circular (the "**Offering Circular**") dated 31 May 2006 which constitutes a base prospectus for the purposes of the Prospectus Directive (Directive 2003/71/EC) (the "**Prospectus Directive**"). This document constitutes the Final Terms of the Notes described herein for the purposes of Article 5.4 of the Prospectus Directive and must be read in conjunction with the Offering Circular, as so supplemented. Full information on the Issuer and the offer of the Notes is only available on the basis of the combination of these Final Terms and the Offering Circular. The Notes will be issued on the terms of these Final Terms read together with the Offering Circular. Each Issuer accepts responsibility for the information contained in these Final Terms which, when read together with the Offering Circular, contains all information that is material in the context of the issue of the Notes. The Offering Circular is available for viewing at, and copies may be obtained from, Rabobank Nederland at Croeselaan 18, 3521 CB Utrecht, the Netherlands and the principal office in England of the Arranger and of the Paying Agent in Luxembourg and Amsterdam and *www.bourse.lu*.

1	Issuer:		Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland)
2	(i)	Series Number:	1653A
	(ii)	Tranche Number	1
3	Specified Currency or Currencies:		Turkish Lira ("**TRY**")
4	Aggregate Nominal Amount:		
	(i)	Series:	TRY 50,000,000
	(ii)	Tranche:	TRY 50,000,000
5	Issue Price:		100.73 per cent. of the Aggregate Nominal Amount
6	Specified Denominations:		TRY 1,000
7	(i)	Issue Date:	17 October 2006
	(ii)	Interest Commencement Date (if different from the Issue Date):	Not Applicable
8	Maturity Date:		17 October 2007
9	Domestic Note: (if Domestic Note, there will be no gross-up for withholding tax):		No
10	Interest Basis:		19.50 per cent. Fixed Rate
11	Redemption/Payment Basis:		Redemption at par
12	Change of Interest or Redemption/ Payment Basis:		Not Applicable
13	Put/Call Options:		Not Applicable
14	(i)	Status of the Notes:	Senior

	(ii)	Date approval for issuance of Notes obtained:	Not Applicable
15	Method of distribution:		Syndicated

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

16	**Fixed Rate Note Provisions**		Applicable
	(i)	Rate of Interest:	19.50 per cent. per annum payable annually in arrear
	(ii)	Interest Payment Date:	17 October 2007 subject to Condition 10(h)(A)
	(iii)	Fixed Coupon Amount:	TRY195 per TRY 1,000 in nominal amount
	(iv)	Broken Amount:	Not Applicable
	(v)	Day Count Fraction (Condition 1(a)):	Actual/Actual (ICMA)
	(vi)	Determination Date(s) (Condition 1(a)):	Not Applicable
	(vii)	Other terms relating to the method of calculating interest for Fixed Rate Notes:	Not Applicable
17	Floating Rate Provisions		Not Applicable
18	Zero Coupon Note Provisions		Not Applicable
19	Index Linked Interest Note Provisions		Not Applicable
20	Equity Linked Interest Note Provisions		Not Applicable
21	Dual Currency Note Provisions		Not Applicable

PROVISIONS RELATING TO REDEMPTION

22	Call Option		Not Applicable
23	Put Option		Not Applicable
24	Final Redemption Amount (all Notes except Equity Linked Redemption Notes and Index Linked Redemption Notes) of Each Note		TRY 1,000 per Note of TRY 1,000 Specified Denomination
25	Final Redemption Amount (Equity Linked Redemption Notes)		Not Applicable
26	Final Redemption Amount (Index Linked Redemption Notes)		Not Applicable

27	Early Redemption Amount	
	(i) Early Redemption Amount(s) of each Note payable on redemption for taxation reasons (Condition 7(c)) or an event of default (Condition 13) and/or the method of calculating the same (if required or if different from that set out in the Conditions):	As set out in the Conditions
	(ii) Redemption for taxation reasons permitted on days other than Interest Payment Dates (Condition 7(c)):	Yes
	(iii) Unmatured Coupons to become void upon early redemption (Bearer Notes only) (Condition 10(f)):	Yes
	(iv) Early Redemption Amount of each Note payable on redemption pursuant to Condition 7(g):	Not Applicable

GENERAL PROVISIONS APPLICABLE TO THE NOTES

28	**Form of Notes**	Bearer Notes Temporary Global Note exchangeable for a permanent Global Note which is exchangeable for Definitive Notes in the limited circumstances specified in the permanent Global Note
29	Financial Centre(s) (Condition 10(h)) or other special provisions relating to payment dates:	London, Istanbul and TARGET, subject to Condition 10(h)(A)
30	Talons for future Coupons or Receipts to be attached to Definitive Notes (and dates on which such Talons mature):	No
31	Details relating to Partly Paid Notes: amount of each payment comprising the Issue Price and date on which each payment is to be made and consequences (if any) of failure to pay, including any right of the Issuer to forfeit the Notes and interest due on late payment:	Not Applicable
32	Details relating to Instalment Notes: Amount of each instalment, date on which each payment is to be made:	Not Applicable
33	Redenomination, renominalisation and reconventioning provisions:	Not Applicable
34	Consolidation provisions:	Not Applicable

35	Other terms or special conditions:		So long as Bearer Notes are represented by a temporary or permanent Global Note and the temporary or permanent Global Note is held on behalf of Euroclear, Clearstream, Luxembourg or any other clearing system, notwithstanding Condition 17, notices to Noteholders may be given by delivery of the relevant notice to that clearing system for communication by it to entitled accountholders. Any notice thus delivered to that clearing system shall be deemed to have been given to the Noteholders on the day on which that notice is delivered to the clearings system.

DISTRIBUTION

36	(i)	If syndicated, names and addresses of the Managers:	**The Joint Lead Managers:** **Scotia Capital Inc.** 33 Finsbury Square London EC2A 1BB United Kingdom **Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank International)** Thames Court One Queenhithe London EC4V 3RL United Kingdom
	(ii)	Stabilising Manager(s) (if any):	Scotia Capital Inc.
	(iii)	Managers' Commission:	0.90 per cent. selling concession 0.10 per cent. combined management and underwriting commission
37	If non-syndicated, name and address of Manager:		Not Applicable
38	Applicable TEFRA exemption:		D Rules

39	Additional selling restrictions:	Turkey Each Manager has represented and agreed that: (i) The Notes are not registered with the Turkish Capital Markets Board ("CMB") under the provisions of Law no. 2499 of the Republic of Turkey (the "Capital Markets Law"); (ii) Neither the Offering Circular nor any other offering material related to the offering is being utilised in connection with any general offering to the public within the Republic of Turkey for the purpose of the sale of the Notes (or beneficial interests therein) without the prior approval of the CMB; and (iii) It has not sold or caused to be sold and will not sell or cause to be sold outside Turkey the Notes (or beneficial interests therein) to residents of Turkey, unless such sale is authorised pursuant to Article 15(d)(ii) of Decree 32 (as amended from time to time) and the CMB regulations.
40	Subscription period:	Not Applicable

GENERAL

41	Additional steps that may only be taken following approval by an Extraordinary Resolution in accordance with Condition 14(a):	Not Applicable
42	The aggregate principal amount of Notes issued has been translated into Euro at the rate of Euro 0.522648, producing a sum of (for Notes not denominated in Euro):	Euro 26,132,400
43	In the case of Notes listed on Eurolist by Euronext Amsterdam N.V.:	Not Applicable

LISTING AND ADMISSION TO TRADING APPLICATION

These Final Terms comprise the final terms required to list and have admitted to trading the issue of Notes described herein pursuant to the Euro 80,000,000,000 Global Medium Term Note Programme of Rabobank Nederland.

RESPONSIBILITY

The Issuer accepts responsibility for the information contained in these Final Terms.

Signed on behalf of the Issuer:

By: 

Duly authorised

PART B – OTHER INFORMATION

1 Listing

(i)	Listing:	Luxembourg Stock Exchange
(ii)	Admission to Trading:	Application has been made for the Notes to be admitted to trading on the Luxembourg Stock Exchange's regulated market with effect from 17 October 2006
(iii)	Estimate of total expenses related to admission to trading:	Euro 815

2 Ratings

Rating: The Notes to be issued have been rated:

S&P:	AAA
Moody's:	Aaa
Fitch Ratings Ltd:	AA+

As defined by Standard & Poor's, an AAA rating means that the Notes have the highest rating assigned by Standard & Poor's and that the Issuer's capacity to meet its financial commitment on the obligation is extremely strong. As defined by Moody's an Aaa rating means that the Notes are judged to be of the highest quality, with minimal credit risk. As defined by Fitch an AA+ rating means that the Notes are judged to be of a very high credit quality and denote expectations of low credit risk and this indicates very strong capacity for payment of financial commitments and is not significantly vulnerable to foreseeable events.

3 Notification

The Netherlands Authority for the Financial Markets *(Autoriteit Financiële Markten)* has provided to each of the *Commission bancaire, financiére et des assurances (CBFA)* in Belgium, *Epitroph Kefalaiagoras* in Greece, *Comisiòn Nacional del Mercado de Valores (CNMV)* in Spain, *Autorité des marchés finaciers (AMF)* in France, Irish Financial Regulatory Authority in Ireland, *Commissione Nazionale per le Società e la Borsa (CONSOB)* in Italy, *Kredittilsynet* in Norway, Financial Market Authority (FMA) in Austria, *Rahoitustarkastus* in Finland, *Finansinspektionen* in Sweden, Financial Services Authority (FSA) in United Kingdom, *Commission de surveillance du secteur financier* in Luxembourg and the *Bundesanstalt für Finanzdienstleistungsaufsicht (BaFin)* in Germany with a certificate of approval attesting that the Offering Circular has been drawn up in accordance with the Prospectus Directive.

Notwithstanding the foregoing, no offer of Notes to the public may be made in any Relevant Member State, which requires the Issuer to undertake any action in addition to the filing of the Final Terms with the Netherlands Authority for the Financial Markets unless and until the Issuer advises such action has been taken.

4 Interests of natural and legal persons involved in the issue

Save as disclosed in the Offering Circular, so far as the Issuer is aware, no person involved in the offer of the Notes has an interest material to the offer.

5 Reasons for the offer, estimated net proceeds and total expenses

(i)	Reasons for the offer:	Banking business
(ii)	Estimated net proceeds	TRY 49,845,000
(iii)	Estimated total expenses:	TRY 520,000 (comprising of TRY 20,000 Managers' expenses and TRY 500,000 selling concession and combined management and underwriting commission)

6 Yield (Fixed Rate Notes Only)

Indication of yield: 18.633 per cent. per annum

This is the yield-to-maturity and is calculated as the rate of return anticipated on the Notes as if they will be held until the Maturity Date. The calculation of the yield-to-maturity takes into account the Issue Price of the Notes, the Aggregate Nominal Amount of the Notes, the Rate of Interest and the time to the Maturity Date. It is also assumed that all coupons are reinvested at the same rate.

The yield is calculated at the Issue Date on the basis of the Issue Price. It is NOT an indication of future yield.

7 Historic interest rates

Not Applicable

8 Performance of index/formula, explanation of effect on value of investment and associated risks and other information concerning the underlying

Not Applicable

9 Performance of rate[s] of exchange and explanation of effect on value of investment

Not Applicable

10 Performance of underlying, explanation of effect on value of investment and associated risks and information concerning the underlying (Equity-Linked Notes only)

Not Applicable

11 Operational Information

(i)	ISIN Code:	XS0269990577
(ii)	Common Code:	026999057
(iii)	Fondscode:	Not Applicable
(iv)	German WKN-code:	Not Applicable

(v)	Private Placement number	Not Applicable
(vi)	Any clearing system(s) other than Euroclear and Clearstream, Luxembourg and the relevant number(s):	Not Applicable
(vii)	Delivery:	Delivery against payment
(viii)	Names and addresses of additional Paying/ Delivery Agent(s) (if any):	Not Applicable
(ix)	Names (and addresses) of Calculation Agent(s) (if different from Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank International))	Not Applicable

12 General

Tradeable Amount:	Not Applicable
Time period during which the offer is open:	Not Applicable
Description of the application process:	Not Applicable
Description of possibility to reduce subscriptions:	Not Applicable
Manner for refunding excess amount paid by applicants:	Not Applicable
Minimum and/or maximum amount of application:	Not Applicable
Method and time limit for paying up the securities and for delivery of the securities:	Not Applicable
Manner and date in which results of the offer are to be made public:	Not Applicable
Procedure for exercise of any right of pre-emption, the negotiability of subscription rights and the treatment of subscription rights not exercised:	Not Applicable

EXECUTION COPY

Final Terms

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND)
(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A.
(Rabobank Nederland) Australia Branch
(Australian Business Number 70 003 917 655)
(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A.
(Rabobank Nederland) Singapore Branch
(Singapore Company Registration Number F03634W)
(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

Euro 80,000,000,000
Global Medium-Term Note Programme
Due from seven days to perpetuity

SERIES NO: 1659A
TRANCHE NO: 1

TRY 100,000,000 18.00 per cent. Fixed Rate Notes 2006 due 2 May 2008 (the "Notes")

Issue Price: 100.10 per cent.

TD Securities **Rabobank International**

The date of these Final Terms is 27 October 2006.

PART A – CONTRACTUAL TERMS

Terms used herein shall be deemed to be defined as such for the purposes of the Conditions set forth in the Offering Circular (the '**Offering Circular**') dated May 31, 2006 which constitutes a base prospectus for the purposes of the Prospectus Directive (Directive 2003/71/EC) (the '**Prospectus Directive**'). This document constitutes the Final Terms of the Notes described herein for the purposes of Article 5.4 of the Prospectus Directive and must be read in conjunction with the Offering Circular, as so supplemented. Full information on the Issuer and the offer of the Notes is only available on the basis of the combination of these Final Terms and the Offering Circular. The Notes will be issued on the terms of these Final Terms read together with the Offering Circular. Each Issuer accepts responsibility for the information contained in these Final Terms which, when read together with the Offering Circular, contains all information that is material in the context of the issue of the Notes. The Offering Circular is available for viewing at, and copies may be obtained from, Rabobank Nederland at Croeselaan 18, 3521 CB Utrecht, the Netherlands and the principal office in England of the Arranger and of the Paying Agent in Luxembourg and Amsterdam and www.bourse.lu.

1	Issuer:		Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland)
2	(i)	Series Number:	1659A
	(ii)	Tranche Number:	1
3	Specified Currency or Currencies:		Turkish Lira ("TRY")
4	Aggregate Nominal Amount:		
	(i)	Series:	TRY 100,000,000
	(ii)	Tranche:	TRY 100,000,000
5	Issue Price:		100.10 per cent. of the Aggregate Nominal Amount
6	Specified Denominations:		TRY 1,000
7	(i)	Issue Date:	31 October 2006
	(ii)	Interest Commencement Date (if different from the Issue Date):	Not Applicable
8	Maturity Date:		2 May 2008
9	Domestic Note: (if Domestic Note, there will be no gross-up for withholding tax)		No
10	Interest Basis:		18.00 per cent. Fixed Rate
11	Redemption/Payment Basis:		Redemption at par
12	Change of Interest or Redemption/Payment Basis:		Not Applicable
13	Put/Call Options:		Not Applicable
14	(i)	Status of the Notes:	Senior

	(ii)	Date approval for issuance of Notes obtained:	Not Applicable
15	Method of distribution:		Syndicated

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

16	**Fixed Rate Note Provisions**		Applicable
	(i)	Rate of Interest:	18.00 per cent. per annum payable annually in arrear
	(ii)	Interest Payment Date(s):	2 May in each year commencing on 2 May 2007 and ending on the Maturity Date. There will be a short coupon payable on 2 May 2007 of TRY 90.25 per TRY 1,000 in nominal amount
	(iii)	Fixed Coupon Amount(s):	TRY 180.00 per TRY 1,000 in nominal amount
	(iv)	Broken Amount:	TRY 90.25 per TRY 1,000 in nominal amount in respect of the period from and including 27 October 2006 to but excluding 2 May 2007
	(v)	Day Count Fraction (Condition 1(a)):	Actual/Actual-ICMA (unadjusted)
	(vi)	Determination Date(s) (Condition 1(a)):	Interest Payment Dates
	(vii)	Other terms relating to the method of calculating interest for Fixed Rate Notes:	Not Applicable
17	**Floating Rate Provisions**		Not Applicable
18	**Zero Coupon Note Provisions**		Not Applicable
19	**Index Linked Interest Note Provisions**		Not Applicable
20	**Equity Linked Interest Note Provisions**		Not Applicable
21	**Dual Currency Note Provisions**		Not Applicable

PROVISIONS RELATING TO REDEMPTION

22	**Call Option**	Not Applicable
23	**Put Option**	Not Applicable
24	**Final Redemption Amount (all Notes except Equity Linked Redemption Notes and Index Linked Redemption Notes) of Each Note**	TRY 1,000 per Note of TRY 1,000 Specified Denomination
25	**Final Redemption Amount (Equity Linked Redemption Notes)**	Not Applicable

26	**Final Redemption Amount (Index Linked Redemption Notes)**	Not Applicable
27	**Early Redemption Amount**	
	(i) Early Redemption Amount(s) of each Note payable *on redemption* for taxation reasons (Condition 7(c)) or an event of default (Condition 13) and/or the method of calculating the same (if required or if different from that set out in the Conditions):	Yes, as set out in the Conditions
	(ii) Redemption for taxation reasons permitted on days other than Interest Payment Dates (Condition 7(c)):	Yes
	(iii) Unmatured Coupons to become void upon early redemption (Bearer Notes only) (*Condition 10(f)*):	Yes
	(iv) Early Redemption Amount of each Note payable on redemption pursuant to Condition 7(g):	Not Applicable

GENERAL PROVISIONS APPLICABLE TO THE NOTES

28	**Form of Notes**	Bearer Notes Temporary Global Note exchangeable for permanent Global Note which is exchangeable for Definitive Notes in the limited circumstances specified in the permanent Global Note.
29	Financial Centre(s) (Condition 10(h)) or other special provisions relating to payment dates:	Istanbul, London and Target, subject to Condition 10(h) (A)
30	Talons for future Coupons or Receipts to be attached to Definitive Notes (and dates on which such Talons mature):	No
31	Details relating to Partly Paid Notes: amount of each payment comprising the Issue Price and date on which each payment is to be made and consequences (if any) of failure to pay, including any right of the Issuer to forfeit the Notes and interest due on late payment:	Not Applicable
32	Details relating to Instalment Notes:	Not Applicable

33	Redenomination, renominalisation and reconventioning provisions:	Not Applicable
34	Consolidation provisions:	Not Applicable
35	Other terms or special conditions:	So long as Bearer Notes are represented by a temporary or permanent Global Note and the temporary or permanent Global Note is held on behalf of Euroclear, Clearstream, Luxembourg or any other clearing system, notwithstanding Condition 17, notices to Noteholders may be given by delivery of the relevant notice to that clearing system for communication by it to entitled accountholders. Any notice thus delivered to that clearing system shall be deemed to have been given to the Noteholders on the day on which that notice is delivered to the clearing system.

DISTRIBUTION

36	(i)	If syndicated, names and addresses of Managers:	The Toronto-Dominion Bank Triton Court 14/18 Finsbury Square London EC2A 1DB United Kingdom Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank International) Thames Court One Queenhithe London EC4V 3RL United Kingdom
	(ii)	Stabilising Manager (if any):	The Toronto-Dominion Bank
	(iii)	Managers' Commission:	1.00 per cent. selling concession 0.50 per cent. combined management and underwriting commission
37		If non-syndicated, name and address of Dealer:	Not Applicable
38		Applicable TEFRA exemption	D Rules
39		Additional selling restrictions:	US The Notes have not been and will not be registered under the United States Securities Act of 1933, as amended (the "Securities Act") and are subject to US tax law requirements. Accordingly, Notes may not be offered, sold or delivered in the United States or to US persons

except to the extent permitted by the Subscription Agreement. The Notes are not eligible for sale under Rule 144A under the Securities Act. TEFRA D; Cat. 2 are applicable as more fully specifically described in the Offering Circular and Subscription Agreement.

Turkey

Each Manager will be required to acknowledge that pursuant to article 15 of the Decree no. 32 containing the Foreign Exchange Rules of Turkey, the purchase and sale of the Notes issued in a foreign jurisdiction by the Managers to persons resident in Turkey are permitted and are not subject to restrictions, except that the transfers relating to the purchase or sale of such Notes should be made through authorised banks or intermediary institutions authorised to carry out securities transactions according to the capital market legislation of Turkey. Each Manager will be required to represent, agree and warrant that it will not permit the distribution of any disclosure documents relating to the issue of the Notes in Turkey without observing the provisions of the Communique III, no. 20 of the Capital Market Board regarding the sale of foreign capital market instruments in Turkey.

40	Subscription period:	Not Applicable

GENERAL

41	Additional steps that may only be taken following approval by an Extraordinary Resolution in accordance with Condition 14(a):	Not Applicable
42	The aggregate principal amount of Notes issued has been translated into Euro at the rate of 0.543796 producing a sum of (for Notes not denominated in Euro):	Euro 54,379,600
43	In the case of Notes listed on Eurolist by Euronext Amsterdam N.V.:	Not Applicable

LISTING AND ADMISSION TO TRADING APPLICATION

These Final Terms comprise the final terms required to list and have admitted to trading the issue of Notes described herein pursuant to the Euro 80,000,000,000 Global Medium Term Note Programme of Rabobank Nederland.

RESPONSIBILITY

The Issuer accepts responsibility for the information contained in these Final Terms.

Signed on behalf of the Issuer:

By: S.J. Bars [signature]

Duly authorised

PART B – OTHER INFORMATION

1 Listing

(i)	Listing:	Luxembourg
(ii)	Admission to Trading:	Application has been made for the Notes to be admitted to trading on the Luxembourg Stock Exchange with effect from 31 October 2006
(iii)	Estimate of total expenses related to admission to trading:	EUR 1,230

2 Ratings

Rating: The Notes to be issued have been rated:

S&P:	AAA
Moody's:	Aaa
Fitch RatingsLtd.:	AA+

As defined by Moody's an Aaa rating means that the Notes are judged to be of the highest quality, with minimal credit risk. As defined by Standard & Poor's, an AAA rating means that the Notes have the highest rating assigned by Standard & Poor's and that the Issuer's capacity to meet its financial commitment on the obligation is extremely strong. As defined by Fitch an AA+ rating means that the Notes are judged to be of a very high credit quality and denote expectations of low credit risk. It indicates very strong capacity for payment of financial commitments and is not significantly vulnerable to foreseeable events..

3 Notification

The Netherlands Authority for the Financial Markets (*Autoriteit Financiële Markten*) has provided each of the Commission bancaire, financière et des assurances (CBFA) in Belgium, Epitroph Kefalaiagoras in Greece, Comisiòn Nacional del Mercado de Valores (CNMV) in Spain, Autorité des marchés financiers (AMF) in France, Irish Financial Regulatory Authority in Ireland, Commissione Nazionale per le Società e la Borsa (CONSOB) in Italy, Kredittilsynet in Norway, Financial Market Authority (FMA) in Austria, Rahoitustarkastus in Finland, Finansinspektionen in Sweden, Financial Services Authority (FSA) in United Kingdom, Commission de surveillance du secteur financier in Luxembourg and the Bundesanstalt für Finanzdienstleistungsaufsicht (BaFin) in Germany with a certificate of approval attesting that the Offering Circular has been drawn up in accordance with the Prospectus Directive.

Notwithstanding the foregoing, no offer of Notes to the public may be made in any Relevant Member State, which requires for the Issuer to undertake any action in addition to the filing of the Final Terms with the Netherlands Authority for the Financial Markets unless and until the Issuer advises such action has been taken.

4 Interests of natural and legal persons involved in the issue

Save as disclosed in the Offering Circular, so far as the Issuer is aware, no person involved in the offer of the Notes has an interest material to the offer.

5 Reasons for the offer, estimated net proceeds and total expenses

(i)	Reasons for the offer:	Banking business
(ii)	Estimated net proceeds	TRY 98,565,000
(iii)	Estimated total expenses:	TRY 1,535,000 (*comprising of* TRY 35,000 *Managers'* expenses and TRY 1,500,000 selling concession and *combined management and underwriting commission)*

6	**Yield** (*Fixed Rate Notes Only*) Indication of yield:	18.202 per cent. per annum This is the yield-to-maturity and is calculated as the rate of return anticipated on the Notes as if they will be held until the Maturity Date. The calculation of the yield-to-maturity takes into account the Issue Price of the Notes, the Aggregate Nominal Amount of the Notes, the Rate of Interest and the time to Maturity. It is also assumed that all coupons are reinvested at the same rate. The yield is calculated at the Issue Date on the basis of the Issue Price. It is NOT an indication of future yield.

7 Operational information

(i)	ISIN Code:	XS0272321166
(ii)	Common Code:	027232116
(iii)	WKN (German security code):	A0G0GE
(iv)	Fondscode:	Not Applicable
(v)	Private Placement number:	Not Applicable
(vi)	Any clearing system(s) other than Euroclear and Clearstream, Luxembourg and the relevant number(s):	Not Applicable
(vii)	Delivery:	Delivery against payment
(viii)	Names and addresses of additional Paying/Deliver Agents (if any):	Not Applicable
(ix)	Names (and addresses) of Calculation Agent(s) (if different from Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank International)	Not Applicable



Final Terms

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND)

(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND) AUSTRALIA BRANCH

(Australian Business Number 70 003 917 655)

(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND) SINGAPORE BRANCH

(Singapore Company Registration Number F03634W)

(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

Euro 80,000,000,000
Global Medium-Term Note Programme
Due from seven days to perpetuity

SERIES NO: 1660A

TRANCHE NO.: 1

£250,000,000 5.125 per cent. Fixed Rate Notes 2006 due 27 October 2014 (the "Notes")

Issue Price: 99.546 per cent.

Barclays Capital **Rabobank International**

The Royal Bank of Scotland

The date of these Final Terms is 25 October 2006

PART A – CONTRACTUAL TERMS

Terms used herein shall be deemed to be defined as such for the purposes of the Conditions set forth in the Offering Circular (the "**Offering Circular**") dated 31 May 2006 which constitutes a base prospectus for the purposes of the Prospectus Directive (Directive 2003/71/EC) (the "**Prospectus Directive**"). This document constitutes the Final Terms of the Notes described herein for the purposes of Article 5.4 of the Prospectus Directive and must be read in conjunction with the Offering Circular, as so supplemented. Full information on the Issuer and the offer of the Notes is only available on the basis of the combination of these Final Terms and the Offering Circular. The Notes will be issued on the terms of these Final Terms read together with the Offering Circular. The Issuer accepts responsibility for the information contained in these Final Terms which, when read together with the Offering Circular, contains all information that is material in the context of the issue of the Notes. The Offering Circular is available for viewing at, and copies may be obtained from, Rabobank Nederland at Croeselaan 18, 3521 CB Utrecht, the Netherlands *and the principal office* in England of the Arranger and of the Paying Agent in Luxembourg and Amsterdam and *www.bourse.lu*.

1	Issuer:	Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland)
2	(i) Series Number:	1660A
	(ii) Tranche Number:	1
3	Specified Currency or Currencies:	Pounds sterling ("£")
4	Aggregate Nominal Amount:	
	(i) Series:	£250,000,000
	(ii) Tranche:	£250,000,000
5	Issue Price:	99.546 per cent. of the Aggregate Nominal Amount
6	Specified Denominations:	£50,000
7	(i) Issue Date:	27 October 2006
	(ii) Interest Commencement Date (if different from the Issue Date):	Not Applicable
8	Maturity Date:	27 October 2014
9	Domestic Note: (if Domestic Note, there will be no gross-up for withholding tax):	No
10	Interest Basis:	5.125 per cent. Fixed Rate
11	Redemption/Payment Basis:	Redemption at par
12	Change of Interest or Redemption/Payment Basis:	Not Applicable
13	Put/Call Options:	Not Applicable
14	(i) Status of the Notes:	Senior

	(ii)	Date approval for issuance of Notes obtained:	Not Applicable
15	Method of distribution:		Syndicated

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

16	**Fixed Rate Note Provisions**		Applicable
	(i)	Rate of Interest:	5.125 per cent. per annum payable annually in arrear
	(ii)	Interest Payment Date:	27 October in each year commencing on 27 October 2007 and ending on the Maturity Date, subject to Condition 10(h)(A)
	(iii)	Fixed Coupon Amount:	£2,562.50 per £50,000 in nominal amount
	(iv)	Broken Amount:	Not Applicable
	(v)	Day Count Fraction (Condition 1(a)):	Actual/Actual-ICMA
	(vi)	Determination Date(s) (Condition 1(a)):	Not Applicable
	(vii)	Other terms relating to the method of calculating interest for Fixed Rate Notes:	Not Applicable
17	Floating Rate Provisions		Not Applicable
18	Zero Coupon Note Provisions		Not Applicable
19	Index Linked Interest Note Provisions		Not Applicable
20	Equity Linked Interest Note Provisions		Not Applicable
21	Dual Currency Note Provisions		Not Applicable

PROVISIONS RELATING TO REDEMPTION

22	Call Option	Not Applicable
23	Put Option	Not Applicable
24	Final Redemption Amount (all Notes except Equity Linked Redemption Notes and Index Linked Redemption Notes) of Each Note	£50,000 per Note of £50,000 Specified Denomination
25	Final Redemption Amount (Equity Linked Redemption Notes)	Not Applicable
26	Final Redemption Amount (Index Linked Redemption Notes)	Not Applicable

27	Early Redemption Amount	
	(i) Early Redemption Amount(s) of each Note payable on redemption for taxation reasons (Condition 7(c)) or an event of default (Condition 13) and/or the method of calculating the same (if required or if different from that set out in the Conditions):	As set out in the Conditions
	(ii) Redemption for taxation reasons permitted on days other than Interest Payment Dates (Condition 7(c)):	Yes
	(iii) Unmatured Coupons to become void upon early redemption (Bearer Notes only) *(Condition 10(f))*:	Yes
	(iv) Early Redemption Amount of each Note payable on redemption pursuant to Condition 7(g):	Not Applicable

GENERAL PROVISIONS APPLICABLE TO THE NOTES

28	**Form of Notes**	Bearer Notes Temporary Global Note exchangeable for a permanent Global Note which is exchangeable for Definitive Notes in the limited circumstances specified in the permanent Global Note
29	Financial Centre(s) (Condition 10(h)) or other special provisions relating to payment dates:	London
30	Talons for future Coupons or Receipts to be attached to Definitive Notes (and dates on which such Talons mature):	No
31	Details relating to Partly Paid Notes: amount of each payment comprising the Issue Price and date on which each payment is to be made and consequences (if any) of failure to pay, including any right of the Issuer to forfeit the Notes and interest due on late payment:	Not Applicable
32	Details relating to Instalment Notes: Amount of each instalment, date on which each payment is to be made:	Not Applicable
33	Redenomination, renominalisation and reconventioning provisions:	Not Applicable
34	Consolidation provisions:	Not Applicable

35	Other terms or special conditions:	So long as the Notes are represented by a temporary or permanent Global Note and the temporary or permanent Global Note is held on behalf of Euroclear, Clearstream, Luxembourg or any other clearing system, notwithstanding Condition 17, notices to Noteholders may be given by delivery of the relevant notice to that clearing system for communication by it to entitled accountholders. Any notice thus delivered to that clearing system shall be deemed to have been given to the Noteholders on the day on which that notice is delivered to the clearing system.

DISTRIBUTION

36	(i)	If syndicated, names and addresses of the Managers:	**The Joint Lead Managers:** **Barclays Bank PLC** 5 The North Colonnade Canary Wharf London E14 4BB United Kingdom **Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank International)** Thames Court One Queenhithe London EC4V 3RL United Kingdom **The Royal Bank of Scotland plc** 135 Bishopsgate London EC2M 3UR United Kingdom
	(ii)	Stabilising Manager(s) (if any):	The Royal Bank of Scotland plc
	(iii)	Managers' Commission:	0.125 per cent. combined management, underwriting and selling commission
37		If non-syndicated, name and address of Dealer:	Not Applicable
38		Applicable TEFRA exemption:	D Rules
39		Additional selling restrictions:	Not Applicable
40		Subscription period:	Not Applicable

GENERAL

41	Additional steps that may only be taken following approval by an Extraordinary Resolution in accordance with Condition 14(a):	Not Applicable
42	The aggregate principal amount of Notes issued has been translated into Euro at the rate of Euro 1.490000, producing a sum of (for Notes not denominated in Euro):	Euro 372,500,000
43	In the case of Notes listed on Eurolist by Euronext Amsterdam N.V.:	Not Applicable

LISTING AND ADMISSION TO TRADING APPLICATION

These Final Terms comprise the final terms required to list and have admitted to trading the issue of Notes described herein pursuant to the Euro 80,000,000,000 Global Medium Term Note Programme of Rabobank Nederland.

RESPONSIBILITY

The Issuer accepts responsibility for the information contained in these Final Terms.

Signed on behalf of the Issuer:

By: 

Duly authorised

PART B – OTHER INFORMATION

1 Listing

(i)	Listing:	Luxembourg Stock Exchange
(ii)	Admission to Trading:	Application has been made for the Notes to be admitted to trading on the Luxembourg Stock Exchange's regulated market with effect from 27 October 2006
(iii)	Estimate of total expenses related to admission to trading:	Euro 4,680

2 Ratings

Rating: The Notes to be issued have been rated:

S&P:	AAA
Moody's:	Aaa
Fitch Ratings Ltd:	AA+

As defined by Standard & Poor's, an AAA rating means that the Notes have the highest rating assigned by Standard & Poor's and that the Issuer's capacity to meet its financial commitment on the obligation is extremely strong. As defined by Moody's an Aaa rating means that the Notes are judged to be of the highest quality, with minimal credit risk. As defined by Fitch an AA+ rating means that the Notes are judged to be of a very high credit quality and denote expectations of low credit risk and this indicates very strong capacity for payment of financial commitments and is not significantly vulnerable to foreseeable events.

3 Notification

The Netherlands Authority for the Financial Markets *(Autoriteit Financiële Markten)* has provided to each of the *Commission bancaire, financiére et des assurances (CBFA)* in Belgium, *Epitroph Kefalaiagoras* in Greece, *Comisiòn Nacional del Mercado de Valores (CNMV)* in Spain, *Autorité des marchés finaciers (AMF)* in France, Irish Financial Regulatory Authority in Ireland, *Commissione Nazionale per le Società e la Borsa (CONSOB)* in Italy, *Kredittilsynet* in Norway, Financial Market Authority (FMA) in Austria, *Rahoitustarkastus* in Finland, *Finansinspektionen* in Sweden, Financial Services Authority (FSA) in United Kingdom, *Commission de surveillance du secteur financier* in Luxembourg and the *Bundesanstalt für Finanzdienstleistungsaufsicht (BaFin)* in Germany with a certificate of approval attesting that the Offering Circular has been drawn up in accordance with the Prospectus Directive.

Notwithstanding the foregoing, no offer of Notes to the public may be made in any Relevant Member State, which requires the Issuer to undertake any action in addition to the filing of the Final Terms with the Netherlands Authority for the Financial Markets unless and until the Issuer advises such action has been taken.

4 Interests of natural and legal persons involved in the issue

Save as disclosed in the Offering Circular, so far as the Issuer is aware, no person involved in the offer of the Notes has an interest material to the offer.

5 Reasons for the offer, estimated net proceeds and total expenses

(i)	Reasons for the offer:	Banking business
(ii)	Estimated net proceeds	£248,552,500
(iii)	Estimated total expenses:	£312,500 (comprising selling concession and combined management and underwriting commission)

6 Yield (Fixed Rate Notes Only)

Indication of yield: 5.196 per cent. per annum

This is the yield-to-maturity and is calculated as the rate of return anticipated on the Notes as if they will be held until the Maturity Date. The calculation of the yield-to-maturity takes into account the re-offer price of the Notes, the Aggregate Nominal Amount of the Notes, the Rate of Interest and the time to the Maturity Date. It is also assumed that all coupons are reinvested at the same rate.

The yield is calculated at the Issue Date on the basis of the re-offer price of the Notes. It is NOT an indication of future yield.

7 Operational Information

(i)	ISIN Code:	XS0272880815
(ii)	Common Code:	027288081
(iii)	Fondscode:	Not Applicable
(iv)	German WKN-code:	Not Applicable
(v)	Private Placement number	Not Applicable
(vi)	Any clearing system(s) other than Euroclear and Clearstream, Luxembourg and the relevant number(s):	Not Applicable
(vii)	Delivery:	Delivery against payment
(viii)	Names and addresses of additional Paying/ Delivery Agent(s) *(if any)*:	Not Applicable
(ix)	Names (and addresses) of Calculation Agent(s) (if different from Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank International))	Not Applicable

8 General

Tradeable Amount:	£1,000 So long as the Notes are represented by a temporary Global Note or permanent Global Note and the relevant clearing system(s) so permit, the Notes shall be tradeable only in Nominal Amounts of at least the Specified Denomination and integral multiples of £1,000 in excess thereof. In relation to the Notes, should Definitive Notes be required to be issued, a holder who does not have an integral multiple of the Specified Denomination in his account with the relevant clearing system(s) at the relevant time may not receive all of his entitlement in the form of Definitive Notes unless and until such time as his holding becomes an integral multiple of the Specified Denomination.



Final Terms

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND)
(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND) AUSTRALIA BRANCH
(Australian Business Number 70 003 917 655)
(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND) SINGAPORE BRANCH
(Singapore Company Registration Number F03634W)
(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

Euro 80,000,000,000
Global Medium-Term Note Programme
Due from seven days to perpetuity

SERIES NO: 1651A
TRANCHE NO: 1

EUR 10,000,000 CMS Linked Notes 2006 due 18 October 2035

Issue Price: 90.00 per cent.

CITIGROUP

The date of these Final Terms is 16 October 2006.

PART A – CONTRACTUAL TERMS

Terms used herein shall be deemed to be defined as such for the purposes of the Conditions set forth in the Offering Circular (the "**Offering Circular**") dated May 31, 2006 which constitutes a base prospectus for the purposes of the Prospectus Directive (Directive 2003/71/EC) (the "**Prospectus Directive**"). This document constitutes the Final Terms of the Notes described herein for the purposes of Article 5.4 of the Prospectus Directive and must be read in conjunction with the Offering Circular, as so supplemented. Full information on the Issuer and the offer of the Notes is only available on the basis of the combination of these Final Terms and the Offering Circular. The Notes will be issued on the terms of these Final Terms read together with the Offering Circular. Each Issuer accepts responsibility for the information contained in these Final Terms which, when read together with the Offering Circular, contains all information that is material in the context of the issue of the Notes. The Offering Circular is available for viewing at, and copies may be obtained from, Rabobank Nederland at Croeselaan 18, 3521 CB Utrecht, the Netherlands and the principal office in England of the Arranger and of the Paying Agent in Luxembourg and Amsterdam and www.bourse.lu.

1	Issuer:	Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland)
2	(i) Series Number:	1651A
	(ii) Tranche Number:	1
3	Specified Currency or Currencies:	Euros ("EUR")
4	Aggregate Nominal Amount:	
	(i) Series:	EUR 10,000,000
	(ii) Tranche:	EUR 10,000,000
5	Issue Price:	90.00 per cent. of the Aggregate Nominal Amount
6	Specified Denominations:	EUR 100,000
7	(i) Issue Date:	18 October 2006
	(ii) Interest Commencement Date (if different from the Issue Date):	Not Applicable
8	Maturity Date:	18 October 2035
9	Domestic Note: (if Domestic Note, there will be no gross-up for withholding tax)	No

10	Interest Basis:		20 Year EUR-CMS + 0.50 per cent. Floating Rate (further particulair specified below)
11	Redemption/Payment Basis:		Redemption at par
12	Change of Interest or Redemption/Payment Basis:		Not Applicable
13	Put/Call Options:		Not Applicable
14	(i)	Status of the Notes:	Senior
	(ii)	Date approval for issuance of Notes obtained:	Not Applicable
15	Method of distribution:		Non-syndicated

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

16	**Fixed Rate Note Provisions**		Not Applicable
17	**Floating Rate Provisions**		Applicable
	(i)	Interest Period(s):	The period beginning on (and including) the Issue Date and ending on (but excluding) the first Specified Interest Payment Date and each subsequent period beginning on (and including) a Specified Interest Payment Date and ending on (but excluding) the next Specified Interest Payment Date.
	(ii)	Specified Interest Payment Dates:	18 October in each year commencing on (and including) 18 October 2007 and ending on the Maturity Date
	(iii)	Business Day Convention:	Following Business Day Convention
	(iv)	Business Centre(s) (Condition 1(a)):	TARGET
	(v)	Manner in which the Rate(s) of Interest is/are to be determined:	Screen Rate Determination The Rate of Interest will be determined in accordance with the following formula: **Reference Rate + 0.50 per cent.**
	(vi)	Interest Period Date(s):	Not Applicable
	(vii)	Party responsible for calculating the Rate(s) of Interest and Interest Amount(s) (if not the Calculation Agent):	Not Applicable

	(viii)	Screen Rate Determination (Condition 1(a)):	Applicable
	-	Reference Rate:	20 Year Euribor Constant Maturity Swap rate as quoted at 11:00 a.m. Frankfurt time on each Interest Determination Date
	-	Interest Determination Date:	2 TARGET Business Days prior to each Specified Interest Payment Date
	-	Relevant Screen Page:	Reuters page ISDAFIX2
	(ix)	ISDA Determination (Condition 1 (a)):	Not Applicable
	(x)	Margin(s):	+ 0.50 per cent. per annum
	(xi)	Minimum Rate of Interest:	Zero per cent. per annum
	(xii)	Maximum Rate of Interest:	The Maximum Rate of Interest will be 15 x (CMS20 - CMS2) where `CMS2' means the 2 year Euribor Constant Maturity Swap rate as quoted at 11:00 a.m. Frankfurt time on each Interest Payement Date
	(xiii)	Day Count Fraction (Condition 1 (a)):	Actual/Actual (ICMA)
	(xiv)	Fall back provisions, rounding provisions, denominator and any other terms relating to the method of calculating interest on Floating Rate Notes, if different from those set out in the Conditions:	If such rate or rates do not appear on Reuters Screen ISDAFIX2 the rate or rates shall be determined (as appropriate) in accordance with EUR-ISDA-EURIBOR-Swap Rate:11:00 as per the 2000 ISDA Definitions
18	**Zero Coupon Note Provisions**		Not Applicable
19	**Index Linked Interest Note Provisions**		Not Applicable
20	**Equity Linked Interest Note Provisions**		Not Applicable
21	**Dual Currency Note Provisions**		Not Applicable

PROVISIONS RELATING TO REDEMPTION

22	**Call Option**	Not Applicable

23	**Put Option**	Not Applicable
24	**Final Redemption Amount (all Notes except Equity Linked Redemption Notes and Index Linked Redemption Notes) of Each Note**	EUR 100,000 per Note of EUR 100,000 Specified Denomination
25	**Final Redemption Amount (Equity Linked Redemption Notes)**	Not Applicable
26	**Final Redemption Amount (Index Linked Redemption Notes)**	Not Applicable
27	**Early Redemption Amount**	
	(i) Early Redemption Amount(s) of each Note payable on redemption for taxation reasons (Condition 7(c)) or an event of default (Condition 13) and/or the method of calculating the same (if required or if different from that set out in the Conditions):	As set out in the Conditions
	(ii) Redemption for taxation reasons permitted on days other than Interest Payment Dates (Condition 7(c)):	No
	(iii) Unmatured Coupons to become void upon early redemption (Bearer Notes only) (Condition 10(f)):	Yes
	(iv) Early Redemption Amount of each Note payable on redemption pursuant to Condition 7(g):	Not Applicable

GENERAL PROVISIONS APPLICABLE TO THE NOTES

28	**Form of Notes**	Bearer Notes Temporary Global Note exchangeable for a permanent Global Note which is exchangeable for Definitive Notes in the limited circumstances specified in the permanent Global Note

29	Financial Centre(s) (Condition 10(h)) or other special provisions relating to payment dates:	TARGET, subject to Condition 10(h)(A)
30	Talons for future Coupons or Receipts to be attached to Definitive Notes (and dates on which such Talons mature):	No
31	Details relating to Partly Paid Notes: amount of each payment comprising the Issue Price and date on which each payment is to be made and consequences (if any) of failure to pay, including any right of the Issuer to forfeit the Notes and interest due on late payment:	Not Applicable
32	Details relating to Instalment Notes:	Not Applicable
33	Redenomination, renominalisation and reconventioning provisions:	Not Applicable
34	Consolidation provisions:	Not Applicable
35	Other terms or special conditions:	So long as Bearer Notes are represented by a permanent Global Note and the permanent Global Note is held on behalf of Euroclear, Clearstream, Luxembourg or any other clearing system, notwithstanding Condition 17, notices to Noteholders may be given by delivery of the relevant notice to that clearing system for communication by it to entitled accountholders. Any notice thus delivered to that clearing system shall be deemed to have been given to the Noteholders on the day on which that notice is delivered to the clearing system

DISTRIBUTION

36	If syndicated, names and addresses of Managers:	Not Applicable
37	If non-syndicated, name and address of Dealer:	Citigroup Global Markets Limited Citigroup Centre Canada Square Canary Wharf London E14 5LB United Kingdom
38	Applicable TEFRA exemption:	D Rules

39	Additional selling restrictions:	Not Applicable
40	Subscription period:	Not Applicable

GENERAL

41	Additional steps that may only be taken following approval by an Extraordinary Resolution in accordance with Condition 14(a):	Not Applicable
42	The aggregate principal amount of Notes issued has been translated into Euro at the rate of [•], producing a sum of (for Notes not denominated in Euro):	Not Applicable
43	*In the case of Notes listed on Eurolist* by Euronext Amsterdam N.V.:	Not Applicable

LISTING AND ADMISSION TO TRADING APPLICATION

These Final Terms comprise the final terms required to list and have admitted to trading the issue of Notes described herein pursuant to the Euro 80,000,000,000 Global Medium Term Note Programme of Rabobank Nederland.

RESPONSIBILITY

The Issuer accepts responsibility for the information contained in these Final Terms.

Signed on behalf of the Issuer:

By: ....

Duly authorised

PART B – OTHER INFORMATION

1 Listing

(i)	Listing:	Luxembourg
(ii)	Admission to Trading:	Application has been made for the Notes to be admitted to trading on the Luxembourg Stock Exchange with effect from 18 October 2006
(iii)	Estimate of total expenses related to admission to trading:	EUR 6,700

2 Ratings

Rating: The Notes to be issued have been rated:

S&P:	AAA
Moody's:	Aaa
Fitch Ratings Ltd:	AA+

As defined by Standard & Poor's, an AAA rating means that the Notes have the highest rating assigned by Standard & Poor's and that the Issuer's capacity to meet its financial commitment on the obligation is extremely strong. As defined by Moody's an Aaa rating means that the Notes are judged to be of the highest quality, with minimal credit risk. As defined by Fitch an AA+ rating means that the Notes are judged to be of a very high credit quality and denote expectations of low credit risk and this indicates very strong capacity for payment of financial commitments and is not significantly vulnerable to foreseeable events.

3 Notification

The Netherlands Authority for the Financial Markets *(Autoriteit Financiële Markten)* has provided to each of the *Commission bancaire, financiére et des assurances (CBFA)* in Belgium, *Epitroph Kefalaiagoras* in Greece, *Comisiòn Nacional del Mercado de Valores (CNMV)* in Spain, *Autorité des marchés finaciers (AMF)* in France, Irish Financial Regulatory Authority in Ireland, *Commissione Nazionale per le Società e la Borsa (CONSOB)* in Italy, *Kredittilsynet* in Norway, Financial Market Authority (FMA) in Austria, *Rahoitustarkastus* in Finland, *Finansinspektionen* in Sweden, Financial Services Authority (FSA) in United Kingdom, *Commission de surveillance du secteur financier* in Luxembourg and the *Bundesanstalt für Finanzdienstleistungsaufsicht (BaFin)* in Germany with a certificate of approval attesting that the Offering Circular has

been drawn up in accordance with the *Prospectus* Directive.

Notwithstanding the foregoing, no offer of Notes to the public may be made in any Relevant Member State, which requires the Issuer to undertake any action in addition to the filing of the Final Terms with the Netherlands Authority for the Financial Markets unless and until the Issuer advises such action has been taken.

4	**Yield** (Fixed Rate Notes Only) Indication of yield:	Not Applicable
5	**Operational information**	
(i)	ISIN Code:	XS0269342571
(ii)	Common Code:	026934257
(iii)	Fondscode:	Not Applicable
(iv)	Any clearing system(s) other than Euroclear and Clearstream, Luxembourg and the relevant number(s):	Not Applicable
	(i) The Depository Trust Company	Not Applicable
(v)	Delivery:	Delivery against payment
(vi)	Names and addresses of additional or other Paying Agents (if any):	Not Applicable
6	**General**	
	Tradeable Amount:	Not Applicable
	Time period during which the offer is open:	Not Applicable
	Description of the application process:	Not Applicable
	Description of possibility to reduce subscriptions:	Not Applicable
	Manner for refunding excess amount paid by applicants:	Not Applicable
	Minimum and/or maximum amount of application:	Not Applicable
	Method and time limit for paying up the securities and for delivery of the securities:	Not Applicable
	Manner and date in which results of the offer are to be made public:	Not Applicable
	Procedure for exercise of any right of pre-emption, the negotiability of subscription rights and the treatment of	Not Applicable

subscription rights not exercised:

UBS Investment Bank



Rabobank

Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland)

2.625 % Bonds 2006–2013 of CHF 250 000 000

Prospectus dated 22 September 2006

Issuer's Name and Address	Coöperatieve Centrale Raiffeisen-Boerenleenbank B. A., Croeselaan 18, P. O. Box 17100, 3500 HG Utrecht, The Netherlands
Interest Rate	2.625 % p. a., payable annually on 27 September, for the first time on 27 September 2007
Issue Price	The Syndicate Banks named below have subscribed the Bonds at 100.94 % of their nominal amount (before commission).
Price for Placement	The price for placement of the Bonds will be fixed in accordance with supply and demand.
Term	7 years, fixed
Payment Date	27 September 2006
Redemption	27 September 2013, at par
Early Redemption	For tax reasons only; at any time at par under consideration of the period of notice in accordance with the terms and conditions of the Bonds.
Reopening of the Issue	Rabobank Nederland reserves the right to reopen this issue according to the terms and conditions of the Bonds.
Denominations	CHF 5000 nominal and multiples thereof
Form of the Bonds	The Bonds will be represented by a Permanent Global Bond. Bondholders do not have the right to request the delivery of definitive Bonds.
Covenants	Pari Passu Clause, Negative Pledge Clause (with restrictions), Cross Default Clause (with restrictions)
Listing	The listing will be applied for on the main segment of the SWX Swiss Exchange. The Bonds have provisionally been admitted on 22 September 2006 at SWX Swiss Exchange.
Governing Law and Jurisdiction	The Bonds and all contractual documentation are governed by, and shall be construed in accordance with Swiss Law. Place of jurisdiction shall be the courts of Zurich, Switzerland.
Rating	The outstanding long-term debt is rated "AAA" by Standard & Poor's Rating Group and "Aaa" by Moody's.
Sales Restrictions	U.S.A., U.S. persons, United Kingdom, Italy and EEA
Lead Manager	UBS AG, acting thourhg its business group UBS Investment Bank
Senior Co-Lead Manager	Bank Sarasin & Co. Ltd
Co-Lead Managers	Credit Suisse • ABN AMRO Bank N.V., Zurich Branch • Bank Vontobel AG • BNP Paribas (Suisse) SA • Bayerische Hypo- und Vereinsbank AG, Munich, Zurich Branch • Pictet & Cie • Swiss Union of Raiffeisen Banks • Zurich Cantonalbank • Deutsche Bank AG London Branch acting through Deutsche Bank AG Zurich Branch
Security No. / ISIN / Common Code	2.687.943 / CH0026879434 / 026697310

UBS Investment Bank is a business group of UBS AG

Copies of this Prospectus are available at UBS Investment Bank, a business group of UBS AG, Prospectus Library, P.O. Box, CH-8098 Zurich, Switzerland, or can be ordered by telephone (+41-44-239 47 03) and fax (+41-44-239 21 11) or by email swiss-prospectus@ubs.com 24 hours a day.

TABLE OF CONTENTS

SALES RESTRICTIONS

A) United States of America / U. S. persons

1. The Bonds have not been and will not be registered under the U. S. Securities Act of 1933, as amended (the "Securities Act") and may not be offered or sold within the United States of America (the "United States") or to, or for the account or benefit of, U. S. persons except in certain transactions exempt from or not subject to the registration requirements of the Securities Act.

   The Managers have not offered or sold the Bonds, and will not offer or sell the Bonds (i) as part of their distribution at any time or (ii) otherwise until 6 November 2006, except in accordance with Rule 903 of Regulation S under the Securities Act.

   Accordingly, neither the Managers and their affiliates nor any persons acting on their behalf have engaged or will engage in any selling activities directed towards the United States with respect to the Bonds, and they have complied and will comply with the offering restrictions requirement of Regulation S. The Managers agree that, at or prior to confirmation of any sale of Bonds, they will have sent to each distributor, dealer or person receiving a selling commission, fee or other remuneration that purchases Bonds from them during the Restricted Period (as defined below), a notice substantially to the following effect:

   "The Bonds covered hereby have not been registered under the U. S. Securities Act of 1933 as amended (the "Securities Act") and may not be offered or sold within the United States of America or to, or for the account or benefit of, U. S. persons (i) as part of their distribution at any time or (ii) otherwise until 6 November 2006, except in either case in accordance with Regulation S under the Securities Act. Terms used above have the meanings given to them by Regulation S."

   Terms used in this paragraph 1 have the meanings given to them by Regulation S under the Securities Act.

2. Each of the Managers represents and agrees that it has not entered and will not enter into any contractual arrangement with respect to the distribution or delivery of the Bonds except with its affiliates or with the prior written consent of the Issuer.

3. In addition,

   (1) except to the extent permitted under U. S. Treas. Reg. § 1.163-5(c)(2)(i)(D) (the "D Rules"),

      a) each Manager represents and agrees that it has not offered or sold and during the Restricted Period will not offer or sell Bonds to a person who is within the United States or its possessions or to a United States person, and that it will use reasonable efforts to sell the Bonds in Switzerland; and

      b) each Manager represents and agrees that it has not delivered and will not deliver within the United States or its possessions Bonds that are sold during the Restricted Period;

   (2) each Manager represents and agrees that it has and throughout the Restricted Period will have in effect procedures reasonably designed to ensure that its employees or agents who are directly engaged in selling Bonds are aware that Bonds may not be offered or sold during the Restricted Period to a person who is within the United States or its possessions or to a United States person, except as permitted by the D Rules;

   (3) if one or more of the Managers is a U.S. person, each such Manager represents that it is acquiring Bonds in bearer form for the purposes of resale in connection with the original issuance of Bonds and if it retains Bonds in bearer form for its own account, it will only do so in accordance with the requirements of U. S. Treas. Reg. §1.163-5(c)(2)(i)(D)(6); and

   (4) with respect to each affiliate that acquires from a Manager Bonds for the purpose of offering or selling Bonds during the Restricted Period, each Manager repeats and confirms the representations and agreements contained in clauses (1), (2) and (3) on its behalf.

   Terms used in this paragraph 3 have the meaning given to them by the U. S. Internal Revenue Code and regulations thereunder, including the D Rules.

The "Restricted Period" means that period expiring on 6 November 2006, except that any offer or sale of Bonds by a Manager shall be deemed to be during the Restricted Period if the Manager holds Bonds as part of an unsold allotment.

B) United Kingdom

Each Bank represents, warrants and agrees that:

- it has complied and will comply with all applicable provisions of the Financial Services and Markets Act 2000 (the "**FSMA**") with respect to anything done by it in relation to the Bonds in, from or otherwise involving the United Kingdom; and
- it has only communicated or caused to be communicated and it will only communicate or cause to be communicated any invitation or inducement to engage in investment activity (within the meaning of section 21 of the FSMA) received by it in connection with the issue or sale of any Bonds in circumstances in which section 21(1) of the FSMA does not apply to the Company.

C) Italy

The offering of the Bonds has not been cleared by CONSOB (the Italian Securities Exchange Commission) or the Bank of Italy pursuant to Italian securities legislation and, accordingly, no Bonds may be offered, sold or delivered, nor may copies of the Offering Circular or of any other document relating to the Bonds be distributed in the Republic of Italy, except:

(a) to professional investors *(operatori qualificati)*, as defined in Article 31, second paragraph, of CONSOB Regulation No. 11522 of 1 July 1998, as amended; or

(b) in circumstances which are exempted from the rules on solicitation of investments pursuant to Article 100 of Legislative Decree No. 58 of 24 February 1998 (the "**Financial Services Act**") and Article 33, first paragraph, of CONSOB Regulation No. 11971 of 14 May 1999, as amended.

Any offer, sale or delivery of the Bonds or distribution of copies of the Offering Circular or any other document relating to the Bonds in the Republic of Italy under paragraph (a) or (b) above must be:

(i) made by an investment firm, bank or financial intermediary permitted to conduct such activities in the Republic of Italy in accordance with the Financial Services Act and Legislative Decree No. 385 of 1 September 1993 (the "**Banking Act**"); and

(ii) in compliance with Article 129 of the Banking Act and the implementing guidelines of the Bank of Italy, as amended from time to time, pursuant to which the issue or the offer of securities in the Republic of Italy may need to be preceded and followed by an appropriate notice to be filed with the Bank of Italy depending, *inter alia*, on the aggregate value of the securities issued or offered in the Republic of Italy and their characteristics; and

(iii) in compliance with any other applicable laws and regulations.

D) European Economic Area[1]

Each Manager has represented and agreed that it has not offered and will not offer any Bonds to persons in any Member State of the European Economic Area, except that it may offer Bonds in any Member State:

a) at any time to legal entities which are authorised or regulated to operate in the financial markets or, if not so authorised or regulated, whose corporate purpose is solely to invest in securities; or

b) at any time to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than € 43,000,000 and (3) an annual net turnover of more than € 50,000,000, all as shown in its last annual or consolidated accounts; or

c) in any circumstances which do not require the publication by the Issuer of a prospectus pursuant to Article 3 of the Prospectus Directive.

[1] In each EEA member state additional local selling restrictions might apply which must be complied with. No registration of securities offered nor a publication of a prospectus outside of Switzerland is intended.

For the purposes of this provision, the expression "**offer**" in relation to any Bonds in any Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the Bonds to be offered so as to enable an investor to decide to purchase or subscribe the Bonds, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State.

E) General

The Bonds are only to be offered or sold by the Managers and any offering material or other communication relating to the distribution of the Bonds is only to be distributed as far as such offer or sale or such distribution is consistent with the applicable law of any territory, jurisdiction and, without limitation, the selling restrictions set out above.

TAXATION

General

The following summary describes the principal Dutch tax consequences of the acquisition, holding, redemption and disposal of Bonds, which term, for the purpose of this summary includes Coupons, Receipts and Talons. This summary does not purport to be a comprehensive description of all Dutch tax considerations that may be relevant to a decision to acquire, to hold, and to dispose of the Bonds. Each prospective Bondholder should consult a professional adviser with respect to the tax consequences of an investment in the Bonds. The discussion of certain Dutch taxes set forth below is included for general information purposes only.

This summary does not address the Netherlands tax consequences for:

(i) Noteholders holding a substantial interest (aanmerkelijk belang) in the Issuer. Generally speaking, a Noteholder holds a substantial interest in the Issuer, if such holder, alone or, where such holder is an individual, together with his or her partner (statutory defined term) or certain other related persons, directly or indirectly, holds (i) an interest of 5 percent. or more of the total issued capital of the Issuer, (ii) rights to acquire, directly or indirectly, such interest or (iii) certain profit sharing rights in the Issuer;

(ii) pension funds or other entities that are exempt from Netherlands corporate income tax;

(iii) investment institutions *(fiscale beleggingsinstellingen)*.

Withholding Tax

No Dutch withholding tax is due upon payments on the Bonds, provided that the Bonds do not in fact have the function of equity of the Issuer within the meaning of Article 10(1)(d) of the Corporate Income Tax Act 1969.

Corporate Income Tax and Individual Income Tax

Residents of the Netherlands

If a Noteholder is resident or deemed to be resident of the Netherlands for Netherlands tax purposes and is fully subject to Netherlands corporate income tax or is only subject to Netherlands corporate income tax in respect of its enterprise to which the Notes are attributable, income derived from the Notes and gains realised upon the redemption, conversion or disposal of the Notesare generally taxable in the Netherlands at a maximum rate of 29.6 % (for 2006).

If the Noteholder is an individual and a resident or deemed to be a resident of the Netherlands for Dutch tax purposes (including the individual Noteholder who has opted to be taxed as a resident of the Netherlands), the income derived from the Notes and the gains realised upon the redemption or (deemed) disposal of the Notes are taxable at the progressive rates of the Income Tax Act 2001, if:

(a) the Noteholder has an enterprise or an interest in an enterprise, to which enterprise or part thereof the Notes are attributable; or

(b) such income or gains qualify as 'income from miscellaneous activities' (resultaat uit overige werkzaamheden) within the meaning of Section 3.4 of the Income Tax Act 2001, which include activities with respect to the Notes that exceed 'regular, active portfolio management' (normaal, actief vermogensbeheer).

If neither condition (i) nor condition (ii) applies to the Noteholder, taxable income with regard to the Notes must be determined on the basis of a deemed return on income from savings and investments *(sparen en beleggen)*, rather than on the basis of income actually received or gains actually realised. At present, this deemed return on income from savings and investments has been fixed at a rate of 4 % of the average of the individual's yield basis *(rendementsgrondslag)* at the beginning of the calendar year and the individual's yield basis at the end of the calendar year, insofar as the average exceeds a certain threshold. The average of the individual's yield basis is determined as the fair market value of certain qualifying assets held by the holder of the Notes less the fair market value of certain qualifying liabilities on 1 January and 31 December, divided by two. The fair market alue of the Notes will be included as an asset in the individual's yield basis. The deemed return on income from savings and investments of 4 % will be taxed at a rate of 30 per cent.

Non-residents of the Netherlands

A Bondholder that is not a resident nor deemed to be a resident of the Netherlands for Dutch tax purposes (nor, if he or she is an individual, has opted to be taxed as a resident of the Netherlands) is not taxable in respect of income derived from the Bonds and gains realised upon the redemption and disposal of the Bonds, unless:

(i) the Bondholder has an enterprise or an interest in an enterprise, that is, in whole or in part, carried on through a permanent establishment or a permanent representative in the Netherlands to which Dutch permanent establishment or permanent representative the Bonds are attributable, or

(ii) the Bondholder is an individual and such income or gains qualify as "income from miscellaneous activities" (resultaat uit overige werkzaamheden) in the Netherlands within the meaning of Section 3.4 of the Income Tax Act 2001, which include activities in the Netherlands with respect to the Bonds that exceed "regular, active portfolio management" (normaal, actief vermogensbeheer).

Gift and Inheritance Taxes

Residents of the Netherlands

Generally, gift and inheritance taxes will be due in the Netherlands in respect of the acquisition of the Bonds by way of a gift by, or on the death of, a Bondholder who is a resident or deemed to be a resident of the Netherlands for the purposes of Dutch gift and inheritance tax at the time of the gift or his or her death.

An individual of the Dutch nationality is deemed to be a resident of the Netherlands for the purposes of the Dutch gift and inheritance tax, if he or she has been resident in the Netherlands during the ten years preceding the gift or his or her death. An individual of any other nationality is deemed to be a resident of the Netherlands for the purposes of the Dutch gift tax only if he or she has been resident in the Netherlands at any time during the twelve months preceding the time of the gift. The same twelve-month rule may apply to entities that have transferred their seat of residence out of the Netherlands.

Non-residents of the Netherlands

No gift or inheritance taxes will arise in the Netherlands in respect of the acquisition of the Bonds by way of gift by, or as a result of the death of, a Bondholder who is neither a resident nor deemed to be a resident of the Netherlands for the purposes of the Dutch gift and inheritance tax, unless:

(i) such Bondholder at the time of the gift has or at the time of his or her death had an enterprise or an interest in an enterprise that is or was, in whole or in part, carried on through a permanent establishment or a permanent representative in the Netherlands and to which Dutch permanent establishment or permanent representative the Bonds are or were attributable; or

(ii) the Bonds are or were attributable to the assets of an enterprise that is effectively managed in the Netherlands and the donor is or the deceased was entitled to a share in the profits of that enterprise, at the time of the gift or at the time of his or her death, other than by way of securities or through an employment contract; or

(iii) in the case of a gift of the Bonds by an individual who at the date of the gift was neither a resident nor deemed to be a resident of the Netherlands, such individual dies within 180 days after the date of the gift, while at the time of his or her death, being a resident or deemed to be a resident of the Netherlands.

Other Taxes and Duties

No Dutch VAT, capital duty, registration tax, customs duty, transfer tax, stamp duty or any other similar documentary tax or duty, will be due in the Netherlands by a Bondholder in respect of or in connection with the subscription, issue, placement, allotment or delivery of the Bonds.

EU Savings Directive

Under EC Council Directive 2003/48/EC on the taxation of savings income, Member States are required, from July 1, 2005, to provide to the tax authorities of another Member State details of payments of interest (or similar income) paid by a person within its jurisdiction to an individual resident in that other Member State. However, for a transitional period, Belgium, Luxembourg and Austria are instead required (unless during that period they

elect to switch to the provision of details), to operate a withholding system in relation to such payments (the ending of such transitional period being dependent upon the conclusion of certain other agreements relating to information exchange with certain other countries). A number of non-EU countries and territories including Switzerland have agreed to adopt similar measures (a withholding system in the case of Switzerland) with effect from the same date.

Residency

A Bondholder will not become a resident, or a deemed resident, of the Netherlands for tax purposes by reason only of the Bondholder's acquisition (by way of Issue or transfer to it), holding or enforcement, of the Bonds.

GENERAL INFORMATION

Notice to Investors

This Prospectus contains particulars for the purpose of giving information with regard to Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) (the "Issuer" or "Rabobank Nederland") and this Swiss franc bond issue of 2.625% Bonds 2006–2013 of CHF 250,000,000 (the "Bonds").

Authorization

Pursuant to a resolution of the appropriate internal body of Rabobank Nederland of 22 September 2006 and a Bond Purchase and Paying Agency Agreement dated 22 September 2006 among the Issuer and UBS AG, acting through its business group UBS Investment Bank, Bank Sarasin & Co. Ltd and the other Managers listed on the front page hereof, the Issuer has decided to issue the 2.625% Bonds 2006–2013, due on 27 September 2013 of CHF 250,000,000.

Net Proceeds

The net proceeds of the issue of the Bonds, being the amount of CHF 249,725,000.00 will be used by the Issuer for general corporate purposes. UBS AG shall not have any responsibility for or be obliged to concern itself with the application of the net proceeds of the Bonds.

Representation

In accordance with Article 50 of the Listing Rules of the SWX Swiss Exchange UBS AG has been appointed by the Issuer as representative to lodge the listing application with the Admission Board of the SWX Swiss Exchange.

No material adverse change

Except as disclosed herein, there has been no material adverse change, nor any event involving a prospective material adverse change, in the assets and liabilities, financial position of prospects of the Issuer since 31 December 2005.

Litigation

Neither the Issuer nor any of its subsidiaries is or has been involved in any governmental, legal or arbitration proceedings (including any such proceedings which are pending or threatened of which the Issuer is aware), which may have a significant effect on the financial position of the Issuer and its subsidiaries taken as a whole.

Auditors

Ernst & Young Accountants (Euclideslaan 1, 3584 BL Utrecht), of which the "Registeraccountants" are members of the Netherlands Institute for Registeraccountants, has audited, and issued unqualified audit reports, on the consolidated financial statements of Rabobank Group for the years ended December 31, 2005 and 2004. The unqualified audit report on the consolidated financial statements of Rabobank Group for the year ended December 31, 2005 is included in this Prospectus.

Responsibility

The Issuer accepts responsibility for all information contained in this Prospectus and has taken all reasonable care to ensure that the facts stated herein are true and accurate in all material respects and that there are no other material facts the omission of which would make misleading any statement herein whether of fact or opinion.

Utrecht, 22 September 2006

____

Rabobank Nederland

The Terms of the CHF 250,000,000 2.625 % Bonds 2006–2013 issued by Coöperatieve Centrale Raiffeisen-Boerenleenbank B. A. (Rabobank Nederland) (the "Issuer") are as follows:

1. Denomination, Form and Reopening

The Bonds are issued in denominations of CHF 5,000 and multiples thereof. The Bonds entitle the holder thereof to payment of interest and repayment of the Bonds. For the purpose of the interest the Bonds are furnished with annual interest coupons (hereinafter called the "Coupons").

The Bonds and all rights connected therewith are in bearer form and are represented by a Permanent Global Certificate (the "Permanent Global Certificate"). Each Holder retains a quotal co-ownership interest (Miteigentumsanteil) in the Permanent Global Certificate to the extent of his claim against the Issuer. The Permanent Global Certificate will be deposited by UBS AG, acting through its business group UBS Investment Bank, Zurich ("UBS AG") with SIS SegaInterSettle AG, in Olten, Switzerland ("SIS") or any other securities clearing system (the "Depositories"), approved by the SWX Swiss Exchange ("SWX") until final redemption or printing of the Bonds.

Holders do not have the right to demand the printing of definitive Bonds and Coupons. If UBS AG deems the printing of definitive Bonds to be necessary or if, under Swiss or foreign law, the enforcement of obligations of the Issuer can only be ensured by means of definitive Coupons, e. g., in the case of bankruptcy, relief of debtors or reorganization of the Issuer, UBS AG shall provide, without any costs to Bondholders, for the printing and delivery of definitive Bonds and Coupons.

The Issuer reserves the right to reopen this issue without the consent of the Bondholders by the issue of additional Bonds which will be fungible with the Bonds (i.e., identical especially in respect of the Terms of the Bonds, security number, final maturity and interest rate). The term "Bonds" shall, in the case of such issue, also comprise such additionally issued Bonds.

2. Interest

The Bonds bear interest from 27 September 2006 to 27 September 2013 at the rate of 2.625 % per annum, payable annually in arrears on 27 September of each year (the "Interest Payment Date"). For this purpose, each Bond is furnished with annual Coupons, the first of which will become due and payable on 27 September 2007.

Interest is computed on the basis of twelve 30-day months of a 360-day year.

Bonds repaid (as per Subsection 3.1) or redeemed (as per Subsection 3.2) shall cease to carry interest from the beginning of the day on which they become due for redemption or repayment.

If an Interest Payment Date (other than the Maturity Date as defined in Section 3 below) would otherwise be a day that is not a Business Day (as defined below), such Interest Payment Date will be the next succeeding day that is a Business Day. If the Maturity Date falls on a day that is not a Business Day, the payment of principal and interest will be made on the next succeeding Business Day, and no interest shall accrue for the period from and after such Maturity Date.

"Business Day" means any day (1) on which SIS is open for business, and (2) on which commercial banks are open for domestic business and foreign exchange (including dealings in Swiss francs) during the entire day in Zurich, Switzerland.

3. Redemption, Repurchase and Cancellation

3.1 Final Repayment

Unless previously redeemed (as per Subsection 3.2) the Issuer shall repay all outstanding Bonds at 100 % of their principal amount (hereinafter called "Final Redemption Value") without further notice on 27 September 2013 (the "Maturity Date").

3.2 Redemption for Tax Reasons

The Bonds may be redeemed for tax reasons prior to the Maturity Date as provided in Section 6 hereof.

3.3 Purchase and Cancellation

The Issuer and any of its subsidiaries may at any time purchase Bonds, in the open market or otherwise. Any purchase shall be made in accordance with applicable laws or regulations, including (without limitation) applicable stock exchange regulations. The Bonds so purchased, while held by or on behalf of the Issuer or any of its subsidiaries, shall not entitle their Holder to vote at any meetings of the Bondholders and shall not be deemed to be outstanding for the purposes of calculating quorums at meetings of the Bondholders pursuant to Section 17.

Any Bonds purchased by the Issuer or any of its subsidiaries may be held, resold or surrendered to UBS AG for cancellation.

4. Transfer of Funds by the Issuer

The amounts required for the servicing of the Bonds or Coupons will be made available in good time for each due date in Swiss francs which will be placed at the free disposal of UBS AG, as Principal Paying Agent, on behalf of the Bondholders and/or Couponholders.

The Issuer shall pay without costs for the Bondholders and Couponholders, under all circumstances and notwithstanding any future transfer restrictions, irrespective of nationality or domicile of the Bondholders or Couponholders and without requiring any affidavit or the fulfillment of any other formality, except as required by law, any sums due pursuant to the Terms of the Bonds in freely disposable Swiss francs, outside of any bilateral or multilateral payment or clearing agreement which may exist on the due dates between the Netherlands and Switzerland, to UBS AG which shall act for this purpose as representative of the Bondholders and Couponholders.

The receipt by UBS AG of the funds from the Issuer shall release the Issuer from its obligations under the Bonds and Coupons for the payment of interest and principal plus premium, if any, to the extent of receipt of such payment. Upon receipt of the funds and under the same conditions as received, UBS AG will arrange payment to the Bondholders and Couponholders.

5. Payments of Funds to the Bondholders and Couponholders

Interest and principal will be paid against surrender of the Bonds and Coupons, as the case may be, in the lawful money of the Confederation of Switzerland without any charges at all offices in Switzerland of any of the following banks (the "Paying Agents"):

UBS AG

Bank Sarasin & Co. Ltd
Credit Suisse
ABN AMRO Bank N.V., Amsterdam, Zurich Branch
Bank Vontobel AG
BNP Paribas (Suisse) SA
Bayerische Hypo- und Vereinsbank Corporation, Munich, Zurich Branch
Pictet et Cie
Schweizer Verband der Raiffeisenbanken SVRB
Zurich Cantonalbank
Deutsche Bank AG London Branch, acting through Deutsche Bank AG Zurich Branch

If printed, definitive Bonds must be presented and surrendered for payment at one of the above offices with all unmatured Coupons attached, if any. The total value of missing Coupons shall be deducted from the principal amount of the Bonds payable, but such Coupons shall be paid on presentation until such time as they become time-barred by virtue of the Statute of Limitations in accordance with Swiss law.

If, at any time during the life of the Bonds, UBS AG shall resign or become incapable of acting as Principal Paying Agent or shall be adjudged bankrupt or insolvent, UBS AG may be substituted as Principal Paying Agent by a duly licensed major Swiss bank or Swiss branch of a major foreign bank chosen by the Issuer. In the event of any replacement of UBS AG as Principal Paying Agent, all references to UBS AG shall be deemed to refer to such replacement. Notice of appointment of any substitute Principal Paying Agent shall be published in accordance with Section 14 of the Terms of the Bonds.

If the due date of any amount of principal or interest of any Bond or Coupon to be physically surrendered or presented for payment is not a Business Day (as defined in Section 2) in the place where the relevant Bond or Coupon, as the case may be, is physically surrendered or presented then the holder of such Bond or Coupon who physically surrenders or presents the Bond or Coupon on the next following Business Day in such place will not be entitled to any further interest or other payment in respect of any such delay.

6. Taxation

6.1 Payment of Additional Amounts

All payments of principal and interest on the Bonds by the Issuer to the Principal Paying Agent will be made without deduction or withholding for or on account of any present or future taxes, duties or governmental charges of any nature whatsoever imposed, levied or collected by or in or on behalf of the Netherlands or by or on behalf of any political subdivision or authority therein having power to tax (hereinafter together called ("Withholding Taxes"), unless such deduction or withholding is required by law.

In the event that any Withholding Taxes on any such payments to the Principal Paying Agent must be withheld at source by the Issuer, the Issuer shall pay such additional amounts ("Additional Amounts") as may be necessary in order that the net amounts received by the Bondholders after such deduction or withholding shall equal the respective amounts of principal and interest which would have been receivable in respect of the relevant Bonds and/or Coupons in the absence of such deduction or withholding. No such Additional Amounts shall, however, be payable on account of any taxes, duties or governmental charges which:

a) are payable otherwise than by deduction or withholding from payments of principal or interest under these Terms of the Bonds; or

b) are payable by reason of the Bondholder having, or having had, some personal or business connection with the Netherlands and not merely by reason of the holding of the Bond or Coupon; or

c) are payable by reason of a change in law that becomes effective more than 30 days after the relevant payment of principal or interest becomes due, or is duly provided for and notice thereof is published in accordance with Section 14, whichever occurs later; or

d) no such additional amounts are payable where such deduction or withholding is imposed on a payment to an individual and is required to be made pursuant to the Council Directive on taxation of savings income in the form of interest payments or the equivalent measures that Switzerland and/or Liechtenstein have agreed upon their negotiations with the EU Council because of this Directive or any law implementing or complying with, or introduced in order to conform to that Directive.

6.2 Early Redemption for Tax Reasons

If, as a result of any change in, or amendment to, the laws or regulations prevailing in the Netherlands, which change or amendment becomes effective on or after 27 September 2006, or as a result of any application or official interpretation of such laws or regulations not generally known before that date, Withholding Taxes are or will be liable on payments by the Issuer to the Principal Paying Agent of principal or interest in respect of the Bonds which cannot be avoided and, by reason of the obligation to pay Additional Amounts as provided in paragraph 1 hereof, such Withholding Taxes are to be borne by the Issuer, the Issuer may redeem the Bonds in whole, but not in part, at any time, on giving not less than 60 days notice, at the Final Redemption Value, together with interest accrued to the date fixed for redemption. No such notice of redemption shall be given earlier than 90 days prior to the earliest date on which the Issuer would be obliged to withhold or pay Withholding Taxes were a payment in respect of the Bonds or Coupons then made.

Any such notice shall be given by publication in accordance with Section 14. It shall be irrevocable, must specify the date fixed for redemption and must set forth a statement in summary form of the facts constituting the basis for the right of the Issuer so to redeem.

7. Status and Negative Pledge Clause

7.1 Status

The Bonds constitute unsecured and unsubordinated obligations of the Issuer ranking pari passu among themselves and with all other present or future unsecured and unsubordinated obligations of the Issuer, save for those preferred by mandatory provisions of law.

7.2 Negative Pledge Clause

So long as any of the Bonds remain outstanding, the Issuer undertakes not to secure any of its other indebtedness, whether present or future, which is both (a) represented by bonds, notes or other securities which have an initial life exceeding two years and which are for the time being, or are intended to be, quoted, listed, ordinarily dealt in or traded on any stock exchange or over-the-counter or other similar securities market and (b) not Domestic Indebtedness.

In this Condition 7.2, "Domestic Indebtedness" means the indebtedness as referred to under (a) above of the Issuer which is denominated or payable (at the option of any party) in euro unless 50 per cent. or more thereof in aggregate principal amount is initially offered or sold outside the Netherlands.

8. Events of Default

UBS AG has the right but not the obligation, on behalf of the Bondholders, to declare all the outstanding Bonds, plus accrued interest to the date of such payment, to be immediately repayable at their par value in case of:

a) non-payment of the principal of any of the Bonds as and when the same shall become due and payable and such default continues for a period of 30 days; or

b) non-payment of interest on or additional amounts payable under Section 6 on any of the Bonds as and when the same become due and payable and such default continues for a period of 30 days; or

c) failure on the part of the Issuer duly to observe or perform any other covenants or obligations under the Agreement or the Terms for a period of 15 days after the date on which written notice by UBS AG of such failure, requiring the Issuer to remedy the same, shall have been sent to the Issuer; or

d) any other indebtedness of the Issuer or any Material Subsidiary (as defined in the Section 9) either (i) becomes due and payable, exceeding Euro 35,000,000 or its counter-value prior to the due date for payment thereof by reason of default by the Issuer or a Material Subsidiary; or (ii) is not repaid at maturity as extended by the period of grace, if any, applicable thereto, or any guarantee or indemnity given by the Issuer or any Material Subsidiary in respect of indebtedness of any person is not honoured when due; or

e) the Issuer or any Material Subsidiary shall generally not pay its debts as they become due, or shall admit in writing its inability to pay its debts, or shall make general assignment for the benefit of creditors; or

f) the Issuer or any Material Subsidiary shall commence any case, proceeding or other action or any case, proceeding or other action shall be commenced against the Issuer or any Material Subsidiary (which results in the entering of an order for relief against one of them which is not fully stayed within 30 days after the entering thereof or remains undismissed for a period of 30 days) seeking arrangement, adjustment, bankruptcy, dissolution or composition of any one of them or of the debts of any one of them under any law relating to bankruptcy, insolvency or relief of debtors, or seeking appointment of a receiver, trustee, custodian or other similar official for any one of them or for all or any substantial part of the property of any one of them; or

g) the Issuer or any Material Subsidiary respectively shall take any corporate action to authorise any of the actions set forth above in paragraphs e) and f).

9. Sale or Transfer of Assets, Reorganisation, Liquidation or Merger

In case of:

a) sale or transfer of all or a substantial part of the assets of the Issuer or of a Material Subsidiary or liquidation or merger of a Material Subsidiary (for this purpose, a part of the assets shall be deemed to be substantial if, when aggregated with all previous disposals after the Payment Date of this Issue taken into account under the subparagraph, the value thereof amounts to 10 per cent, or more of the gross assets of such entity determined by reference to the latest available audited unconsolidated balance sheet of such entity); or

b) reorganization or the Issuer or a Material Subsidiary, unless in the opinion of UBS AG such reorganization includes adequate protection of the Bondholders; or

c) liquidation or merger of the Issuer, unless (i) the successor company (if any) assumes all obligations of the Issuer; and (ii) the ratio of Consolidated Equity of the successor company to consolidated total assets shall not be less than that before such liquidation or merger,

UBS AG has the right, but not the obligation, to declare on behalf of the Bondholders, all outstanding Bonds plus accrued interest, to be immediately payable at par 30 days after receipt of a written notice addressed to the Issuer by UBS AG.

"Subsidiary" means a corporation a majority of the outstanding voting stock of which is owned, directly or indirectly, by the Issuer or by one or more other Subsidiaries.

"Material Subsidiary" means any Subsidiary of the Issuer whose net profits after tax but before extraordinary items or whose net assets (in each case attributable to the shareholders of the Issuer) represent 10 per cent, or more of the consolidated net profits after tax but before extraordinary items or consolidated net assets (in each case attributable to the shareholders of the Issuer) of the Issuer and its Subsidiaries. A report of the auditors of the Issuer that in their opinion a Subsidiary of the Issuer is or is not a Material Subsidiary shall, in the absence of manifest error, be conclusive and binding on all parties.

"Consolidated Equity" means the sum of:

a) the par value of the outstanding capital stock of all classes; plus

b) the amount of the consolidated surplus, whether capital or earned; plus

c) that minority portion of consolidated subsidiaries, if any, which for accounting purposes is consolidatable pursuant to general accepted accounting principles and practices in the relevant jurisdiction.

10. Replacement of Issuer

The Issuer may, without the consent of the Holders, at any time substitute for itself in respect of all rights and obligations arising under or in connection with the Bonds, any non-Swiss issuer of which 90 % or more of the shares carrying voting rights are directly or indirectly held by the Issuer (the "New Issuer"), provided that:

a) the New Issuer is in the opinion of UBS AG in a position to fulfil all payment obligations arising from or in connection with the Bonds and Coupons in freely convertible and transferable legal tender of Switzerland without any need to deduct or withhold any taxes or duties at source and to transfer without restriction all amounts required to be paid under the Bonds and Coupons to UBS AG and the interests of the holders of Bonds and/or Coupons are adequately protected in the opinion of UBS AG;

b) the New Issuer has obtained to this effect all necessary authorisations of the country of its domicile or its deemed residence for tax purposes; and

c) the Issuer has issued its irrevocable and unconditional guarantee as per Art. 111 of the Swiss Federal Code of Obligations in respect to the obligations of the New Issuer under the Bonds and Coupons in form and content satisfactory to UBS AG.

Any substitution shall be published in accordance with Section 14.

In the event of such substitution, any reference in the Agreement and Annexes and Terms of the Bonds to the Issuer shall be deemed to refer to the New Issuer and any reference to the Netherlands (as far as made in connection with the Issuer) shall be deemed to refer to the country in which the New Issuer has its domicile or is deemed resident for tax purposes.

11. Replacement of Bonds, Couponssheets and Coupons

If printed, Bonds, Couponssheets or Coupons which are mutilated, lost or destroyed may be replaced at the office of UBS AG in Zurich against payment by the holder of the respective Bonds, Couponssheets or Coupons at such costs as may be incurred in connection therewith and on such terms as to evidence and guarantee as the Issuer and UBS AG may require and, in the case of mutilation, upon surrender of the mutilated Bonds, Couponssheets or Coupons.

12. Listing

Application will be made for the admission and listing of the Bonds on the main segment of SWX.

The Issuer will use reasonable endeavors to have the Bonds listed on SWX and to maintain such listing during the whole life of the Bonds.

13. Prescription

Claims for payment of principal and interest, respectively, cease to be enforceable by legal action in accordance with the applicable Statute of Limitations (presently after 10 years (in the case of principal) and 5 years (in the case of interest) from their relevant due dates).

14. Notices

All notices regarding the Bonds and/or the Coupons shall be published by UBS AG electronically on the website www.swx.com in accordance with the rules and regulations of SWX.

All notices to the Issuer by any Bondholder or Couponholder shall be transmitted through UBS AG exclusively.

15. Applicable Law and Jurisdiction

The Bonds and Coupons are governed by Swiss law.

Any dispute which might arise between the Bondholders and Couponholders on the one hand and the Issuer on the other hand regarding the Bonds or the Coupons shall fall within the jurisdiction of the ordinary courts of justice of the Canton of Zurich, place of venue being the City of Zurich.

Solely for that purpose and for the purpose of the performance and enforcement of its obligations under these Terms of the Bonds, the Bonds and Coupons in Switzerland, the Issuer elects legal and special domicile (including pursuant to Article 50 of the Swiss Federal Act on Debt Enforcement and Bankruptcy) at the offices of UBS AG, Zurich, and appoints UBS AG as its agent for service of process. UBS AG shall forthwith notify the Issuer of any communication received under this Section.

The Bondholders and Couponholders are also at liberty to enforce their rights and to take legal action against the Issuer before the competent courts of the Netherlands, in which case Swiss law shall be applicable with respect to the Bonds or Coupons.

16. Currency Indemnity

If any payment obligation of the Issuer in favor of the Bondholders or Couponholders has to be changed from Swiss francs into a currency other than Swiss francs (to obtain a judgment, execution or for any other reason) the Issuer undertakes, as a separate and independent obligation, to indemnify the Bondholders or Couponholders for any shortfall caused by fluctuation of the exchange rates applied for such conversions.

17. Bondholders' Meeting

17.1 UBS AG or the Issuer may at any time convene a meeting of the Bondholders (a "Bondholders' Meeting").

In case of any event mentioned in Section 8 above, holders of Bonds who wish that a Bondholders' Meeting should be convened and who represent Bonds in the aggregate principal amount of at least 10% (ten percent) of the aggregate principal amount then outstanding and who are entitled to vote in accordance with Subsections 17.5 and 17.7 below may at any time require UBS AG to convene a Bondholders' Meeting, which shall convene such a meeting as soon as practicably possible upon receipt of such request.

17.2 A Bondholders' Meeting may consider any matter affecting the interests of the Bondholders (other than matters on which UBS AG has previously exercised its rights contained in Section 18 below), including any modification of or arrangement in respect of the terms and conditions of the Bonds and Coupons.

17.3 Notice convening a Bondholders' Meeting shall be given at least 20 days prior to the proposed date thereof. Such notice shall be given by way of one announcement in accordance with Section 14 above, at the expense of the Issuer. It shall state generally the nature of the business to be transacted at such meeting. If an Extraordinary Resolution (as defined below) is being proposed, the wording of the proposed resolution or resolutions shall be indicated. The notice shall specify the day, hour and place of the meeting and also the formal requirements referred to in Subsection 17.5 below. The Issuer and the Paying Agents will each make a copy of such notice available for inspection of the Bondholders during normal business hours at each of their respective head offices.

Notice of any resolution passed at a Bondholders' Meeting will be published by UBS AG on behalf and at the expense of the Issuer in compliance with Section 14 above not less than 10 days after the date of the meeting. Non-publication of such notice shall not invalidate such resolution.

17.4 All Bondholders' Meetings shall be held in Zurich. A chairman (the "Chairman") shall be nominated by UBS AG in writing. If no person has been so nominated or if the nominated person shall not be present at the Bondholders' Meeting within 30 minutes after the time fixed for holding the meeting, the Bondholders present shall choose one of their number to be the Chairman.

The Chairman shall lead and preside over the Bondholders' Meeting. Among others, it shall be his duty to determine the presence of persons entitled to vote and to inquire if the necessary quorum (as set forth below) is present. He shall instruct the Bondholders as to the procedure of the Bondholders' Meeting and the resolutions to be considered.

In the case of any equality of votes, the Chairman shall have a casting vote.

A declaration by the Chairman that a resolution has been carried or carried by a particular majority or rejected or not carried by a particular majority shall be conclusive evidence of the fact without proof of the number or proportion of the votes recorded in favor of or against such resolution.

17.5 Each person who produces a Bond or a certificate by a Manager in respect of such Bond relating to that Bondholders' Meeting is entitled to attend and to vote on the resolutions proposed at such Bondholders' Meeting. Couponholders are not entitled to attend or vote at Bondholders' meetings. Said certificate shall be dated before the date of the Bondholders' Meeting and confirm that the Bond is deposited with the Manager and will remain deposited with it until and including the date of the Bondholders' Meeting and that it has not issued any other such certificate with respect to such Bond.

17.6 The quorum necessary in order to vote on resolutions proposed at a Bondholders' Meeting shall be persons entitled under Subsections 17.5 above and 17.7 below holding or representing in the aggregate percentages (or more) of the aggregate principal amount of all outstanding Bonds:

each Ordinary Resolution:	25 %
each Extraordinary Resolution:	66 %.

The terms "Ordinary Resolution" and "Extraordinary Resolution" are defined in Subsections 17.9 and 17.10 below.

If within thirty minutes after the time appointed for any Bondholders' Meeting a sufficient quorum is not present, the Meeting shall be dissolved.

17.7 Voting rights shall be determined according to the principal amount of outstanding Bonds held. Each CHF 5,000 principal amount gives right to one vote.

Bonds held by or on behalf of the Issuer or any other natural person or legal entity (aa) which directly or indirectly owns or controls more than 50 % of the equity share capital of the Issuer, or (bb) of which in the case of a legal entity more than 50 % of the equity share capital is controlled by the Issuer directly or indirectly, or (cc) where the Issuer is in a position to exercise, directly or indirectly, a control over the decisions or actions of such natural person or legal entity or representative thereof, irrespective of whether or not the latter is affiliated to the Issuer, shall not be entitled to vote at such Bondholders' Meeting.

17.8 A resolution shall be validly passed if approved by the following percentages (or more) of votes cast at a duly convened Bondholders' Meeting held in accor¬dance with this Section 17:

each Ordinary Resolution:	51 %
each Extraordinary Resolution:	66 %

Every proposal submitted to a Bondholders' Meeting shall be decided upon by a poll.

17.9 Any resolution which is not an Extraordinary Resolution (as defined in the following Subsection) shall be deemed to be an Ordinary Resolution (an "Ordinary Resolution").

17.10 An Extraordinary Resolution (an "Extraordinary Resolution") shall be necessary to decide on the following matters at a Bondholders' Meeting:

- to postpone the maturity beyond the stated maturity of the principal of any Bond; or
- to reduce the amount of principal or premium (if any) payable on any Bond; or
- to change the date of interest payment of any Bond; or
- to change the rate of interest or the method of computation of interest of any Bond; or
- to change any provision for payment contained in the Terms of the Bonds or the place or the currency of repayment of the principal or payment of premium (if any) of any Bond or interest on any Bond; or
- to amend or modify or waive the whole or any parts of Sections 2,6,7,8 or 9 above or Subsections 17.7 through 17.10; or
- to create unequal treatment between holders of Bonds of the same class of an issue, or
- to convert the Bonds into equity, or
- to change the choice of law and the jurisdiction clause contained in Section 15 above.

The above-mentioned list of issues for which an Extraordinary Resolution shall be necessary is exclusive.

17.11 Any resolution approved at a Bondholders' Meeting held in accordance with this Section 17 shall be conclusive and binding on all present or future Bondholders whether present or not, and on all Couponholders.

Minutes of all resolutions and proceedings at a Bondholders' Meeting shall be prepared and signed by the Chairman pursuant to Section 17.4 above.

17.12 If no Bondholder or an insufficient number of Bondholders shall attend a Bondholders' Meeting, the right to decide on an early repayment of the Bonds or any other measures to protect the interests of the Bondholders shall revert to the absolute discretion of UBS AG. Any such decision of UBS AG shall be final and binding upon the Issuer and the Bondholders and Couponholders. Notice of any such decision shall be published in accordance with Section 14 above.

18. Amendment to the Terms of the Bonds

The Terms of the Bonds may be amended from time to time by the agreement between the Issuer and UBS AG on behalf of the Bondholders and Couponholders, provided that in the sole opinion of UBS AG such amendment is of a formal, minor or technical nature, is made to correct a manifest error or is not materially prejudicial to the interests of the Bondholders and Couponholders.

Notice of any such amendment shall be transmitted as per Section 14 above.

Any such amendment shall be binding on the Bondholders and Couponholders in accordance with its terms.

19. Separability

If at any time any one or more of the provisions of the Terms of the Bonds is or becomes unlawful, invalid, illegal or unenforceable in any respect under any law, the validity, legality and enforceability of the remaining provisions shall not be in any way affected or impaired thereby.

DESCRIPTION OF BUSINESS OF THE RABOBANK GROUP

General

The Rabobank Group is one of the largest banking organizations in the Netherlands and the largest mortgage lending and savings organization in the Netherlands by market share. We are one of the 25 largest banking institutions in the world in terms of assets and Tier 1 capital. We offer a broad range of financial, insurance and asset management services across retail, corporate and commercial sectors, both domestically and internationally. The Rabobank Group has the highest credit ratings awarded by the international rating agencies Moody's (Aaa since 1986) and Standard & Poor's (AAA since 1985). On a consolidated basis, our total assets were € 506 billion at December 31, 2005. At December 31, 2005, we had 45,580 full-time equivalent employees.

The Rabobank Group is comprised of the cooperative Rabobank Nederland, the cooperative local Rabobanks which are members of Rabobank Nederland and are also licensed credit institutions, and Rabobank Nederland's specialized subsidiaries. We had 248 local Rabobanks and 1,249 branches located throughout the Netherlands at 31 December 2005. The local Rabobanks are themselves cooperative entities that draw all of their members from their customers. See "The Rabobank Group Structure".

Rabobank Nederland, the local Rabobanks and certain subsidiaries in the Rabobank Group are linked through a "Cross-Guarantee System". The Cross-Guarantee System provides for intra-Group credit support among Rabobank Nederland, all local Rabobanks and certain of our subsidiaries that are the other participating institutions. Under the Cross-Guarantee System, the participants are liable for making funds available to cover the other participants' shortfall in funds needed to meet their financial obligations. See "The Rabobank Group Structure – The Cross-Guarantee System".

The various entities within the Rabobank Group comprise a network of "competence centers" which provide financial services and products to the local Rabobanks and to each other. This network expertise allows us to respond actively to the growing demand from business clients and private individuals for a balanced package of financial services and products. We therefore seek to combine the best of two worlds: the local presence of the local Rabobanks and the expertise and scale of a large organization. The underlying purpose of Rabobank Nederland's cooperative structure is to provide high quality services and products to its customers at reasonable prices, while maintaining the financial stability of the Rabobank Group.

Through Rabobank Nederland, the local Rabobanks and our subsidiaries, the Rabobank Group provides services in the following five core business areas: Domestic Retail Banking, Wholesale and International Retail Banking, Asset Management and Investment, Leasing and Real Estate. The diagram below sets forth the organizational structure of Rabobank Nederland, the local Rabobanks and the subsidiaries that engage in our core business areas.

The diagram below sets forth the organisational structure of Rabobank Nederland, the local Rabobanks and the specialised subsidiaries that engage in our core business areas.

The Structure of the Rabobank Group per December 31, 2005



9 million clients
1.55 million members
288 member banks
Rabobank Nederland
Wholesale banking and International retail banking
Market support domestic retail banking
Group departments
• Corporate Clients
• Rabobank International
• Private individuals
• SME
• Cooperative and management issues
• Group ICT
• Group Finance
• Credit control
• Shared Services & Facilities
• Other Corporate departments and services
Asset management Investment
Leasing
Real estate
Other Group uints
• Robeco Group
• Schretien & Co
• Alex
• De Lage Landen
• Rabo Vast
• FGH Bank
• Obvion

Domestic Retail Banking

We provide a variety of lending and savings services in the Netherlands through our network of local Rabobanks and their domestic offices and agencies. From 1 January 2005 through 31 December 2005, we had a market share of 23 % of new home mortgages in the Dutch mortgage market (18.9 % by local Rabobanks and 4.1 % by Obvion N. V. ('Obvion'); source: Dutch Land Registry Office (Kadaster)). In 2005, we had an 83 % market share of loans and advances made by banks to the Dutch primary agricultural sector (measured by sample tests performed by ourselves). In 2005, we also had a 38 % market share of domestic loans to the trade, industry and services sector (i.e., small enterprises with less than 100 employees; measured by sample tests performed by ourselves). At 31 December 2005 we had a 39 % market share in the Dutch savings market (source: Statistics Netherlands (Centraal Bureau voor de Statistiek)). The foregoing percentages in this paragraph should be read as percentages of the relevant Dutch market as a whole.

For the year ended 31 December 2005, our Domestic Retail Banking operations accounted for 57 %, or € 1,521 million, of our operating profit before taxation[1].

[1] As the Rabobank Group conducts more activities than the five core business areas, the gross operating profits of the five core business areas do not add up to 100 % of consolidated operating profit before taxation.

Wholesale Banking and International Retail Banking

Through Rabobank Nederland Corporate Clients (**RNCC**) and Rabobank International, which includes Rabo Securities, we provide a variety of wholesale banking services, including advising on mergers and acquisitions and stock transactions, lending and providing special financing arrangements to both domestic and international corporate clients. Rabobank International is also responsible for the international retail operations. For the year ended 31 December 2005, our Wholesale and International Retail Banking operations accounted for 26 %, or € 690 million, of our operating profit before taxation. Rabo Securities N.V. has merged into Rabobank Nederland as per 1 July 2005. After the merger the equity and corporate advisory business of Rabo Securities has continued its activities under the trade name Rabo Securities.

Asset Management and Investment

We provide asset management, investment and private banking services to private, institutional and corporate investors through a number of subsidiaries. Robeco is the competence centre for asset management services within the Rabobank Group, offering financial products and services to our Asset Management and Investment operations. Schretlen operates our private banking activities in the Netherlands and internationally. The internet-brokerage activities are conducted under the trade name Alex. Alex provides investment services to its clients via the internet. For the year ended 31 December 2005, our Asset Management and Investment operations accounted for 9 %, or € 250 million of our operating profit before taxation.

Leasing

Our leasing activities are undertaken primarily by De Lage Landen. De Lage Landen provides factoring and leasing services to corporate borrowers, mainly in the food and agribusiness, technology, healthcare and banking industries. At 31 December 2005, De Lage Landen had a loan portfolio of approximately € 15.4 billion. Operating profit before taxation from our Leasing operations, at € 235 million, accounted for 9 % of our operating profit before taxation for the year ended 31 December 2005.

Real Estate

We provide a variety of real estate services to institutional and corporate clients through our Rabo Vastgoed entity and FGH Bank. Rabo Vastgoed is our real estate project development and finance arm and FGH Bank specialises in commercial real estate financing. For the year ended 31 December 2005, our Real Estate operations accounted for 4 %, or € 108 million, of our operating profit before taxation.

Recent Developments

Acquisition of Central Coast Bancorp in California completed

With the completion in January 2006 of the acquisition of the NASDAQ-quoted holding company Central Coast Bancorp in California, which was announced in 2005, Rabobank became the owner of the banking subsidiary Community Bank of Central California ('CBCC'). CBCC operates an extensive branch network in California which has merged into Rabobank's existing operations.

Successful placing of Member Certificates

Member Certificates III in the amount of € 2.0 billion were placed with members in 2005. As with previous issues, the new certificates were in great demand and the issue was oversubscribed.

De Lage Landen acquires Athlon Car Lease

Following the acceptance of the outstanding shares offered during the acceptance period and the post-acceptance period and including the outstanding shares acquired via Euronext Amsterdam and the acquired cumulative preference shares, De Lage Landen International B.V. held 99.6 % of Athlon's total issued and outstanding share capital on 21 July 2006. The total investment amounts to € 578 million. The combination of car leasing companies Athlon Car Lease and De Lage Landen Translease (the car leasing subsidiary of De Lage Landen) will result in a position as one of the market leaders in the Netherlands.

Sekerbank

In July 2005 Rabobank signed an agreement to acquire a 36.5 % interest in Sekerbank which is active in the Turkish agricultural sector, and also offers financial services to private individuals and small and medium sized enterprises. After acquiring this interest Rabobank would be obliged to conduct a tender offer which should have increased the interest of Rabobank to at least 51 %. On the instigation of the 36.5 % shareholder of Sekerbank the court in Istanbul ruled in February 2006 that the price of the shares as agreed between Rabobank and Sekerbank had to be increased by 72 % (from € 82 million to € 141 million).

Rabobank intends to acquire Bouwfonds

Rabobank announced on 31 July 2006 that it intends to acquire Bouwfonds' real estate development and asset management activities from ABN AMRO. The real estate financing activities (BPF) will, with the exception of Rijnlandse Bank, not be acquired. The acquisition will require an investment of € 845 million. Rabobank will leverage this acquisition to further crystallise its strategy aimed at achieving a stronger position in the field of real estate in the Netherlands. The group will operate under the name Rabo Bouwfonds.

Rabobank acquires two banks in Indonesia

On 13 July 2006, the Rabobank Group signed an agreement to acquire ownership of the holding companies that own two Indonesian banks, Bank Haga and Bank Hagakita, from individual shareholders. Both banks focus primarily on serving owners of small and medium-sized businesses in the trading, manufacturing and business services sectors. The two banks have a combined total of 1,537 employees and a network of 78 branches, sub-branches and cash offices located in Java, Bali and southern Sumatra. The two banks had total assets of Rp. 3.97 trillion as of 31 December 2005. Rabobank Group's tier 1-ratio will decrease approximately 0.03 per cent as a result of this takeover.

Certain information on important Group Companies

Robeco Groep N.V.

Robeco has its statutory seat in Rotterdam, the Netherlands. The objects of Robeco are the provision of investment management services, financial services and acting as a holding and financing company. Its issued and fully paid up share capital amounts to € 4,537,803 (4,537,803 shares with a nominal value € 1 each) as of 31 December 2005. Rabobank Nederland's share in its issued capital is 100 per cent. Robeco's net result in 2005 was € 152.0 million, corresponding to € 33.50 per share. As at 31 December 2005.

Rabobank Nederland's liabilities to Robeco amounted to € 386 million (bonds), € 668 million (current account), nil (professional securities transactions) and € 160 million (loans/deposits). Rabobank Nederland's claims on Robeco as at 31 December 2005 amounted to € 273 million (loans) and € 183 million (current account).

De Lage Landen International B.V.

De Lage Landen has its statutory seat in Eindhoven, the Netherlands. The object of De Lage Landen is the provision of factoring and vendor lease services. Its issued share capital amounts to € 132,716,527. Rabobank Nederland's share in its issued share capital is 100 per cent. De Lage Landen's net profit in 2005 was € 178 million corresponding to € 820,276.50 per share. In 2005, De Lage Landen did not declare a dividend. As at 31 December 2005, Rabobank Nederland's liabilities to De Lage Landen amounted to € 1,036 million. As at 31 December 2005 Rabobank Nederland's claims on De Lage Landen amounted to € 12,669 million (loans and current account). All liabilities of De Lage Landen are guaranteed (via the cross guarantee system) by Rabobank Nederland and the other participants of this system.

Outlook 2006

The recovery of the Dutch economy, which commenced in the second half of 2005, is expected to continue and gather momentum in 2006.

The domestic banking operations could benefit from the economic growth, precisely because the sectors with a more domestic focus are now also contributing to the upturn. It is anticipated, however, that the fierce competition between banks in key market segments such as small and medium-sized enterprises and the market for mortgage loans, added to the continued low interest rate, will cause interest margins to remain under pressure in 2006.

Worldwide, Rabobank expects a favourable economic trend for 2006. These conditions will present good opportunities for Rabobank Group to expand its international operations, particularly in leasing, wholesale and international retail operations. By means of organic growth and selective (minor) acquisitions, Rabobank will further expand its operations abroad.

Group Strategy

In the Central Delegates Assembly (CKV) held on 22 March 2006 – the 'parliament' of the local Rabobanks – the exchange of ideas on the strategic direction, which had been initiated in 2005, was concluded with the finalisation of the Strategic Framework for 2005-2010. Besides autonomous growth, this framework is founded on the following indisputable principles:

- Rabobank is and remains Dutch, with its dominant market position in agri, among private

  individuals and in small and medium-sized enterprises.
- Rabobank is and remains a cooperative; exceptions may be made for Group subsidiaries.
- Rabobank remains AAA worthy.
- Rabobank remains independent.

Three growth areas

The new strategic framework profiles Rabobank as 'the global food and agri bank with its roots in the Netherlands' and in doing so distinguishes three growth areas:

- Growth in the Dutch Allfinanz market, in particular through further collaboration with Eureko/Achmea and through further strengthening of Rabobank's position in the top end of the private and corporate markets.
- Continued expansion abroad as a leading international food and agri bank.
- Further growth of and synergy between the Group subsidiaries.

Strategy in the Netherlands – Market leader in Allfinanz

Market leadership in Allfinanz in the Netherlands remains the chief goal. In addition to the mass market for banking services to private individuals, small and medium-sized enterprises and the agricultural sector, there are attractive opportunities for growth in the top end of the private and corporate markets, where Rabobank is in second position already. Other focuses are the 'segments of the future' – young people and entrepreneurs from ethnic minorities – as well as the urban areas and a number of product markets. Here, insurance, consumer credits, investment and real estate financing are the spearheads.

Leverage distribution strength as a 'near-you bank'

Rabobank will leverage its distribution strength as the 'near-you bank' of the Netherlands, not just physically but also, and increasingly, through 'virtual' channels. Using differentiated market strategies, it will respond to differences in client segments, geographical differences and distinct labels and distribution channels. The Bank's answer to the growing competition in the 'near-you' aspect lies in expansion of the number of client interface points. By further expansion of the virtual bank, it is expected that clients' experience of Rabobank as 'near-you' and personal must be maintained.

Successful merger between Interpolis and Achmea

The successful merger between Interpolis and Achmea has resulted in the largest insurer in the Netherlands. This merger gave Rabobank a 32 % interest in Eureko, Achmea's parent company, resulting in a total interest of 37 %. The combination creates attractive opportunities for organic growth, for example by a broader product range, a larger number of Rabobank clients with an insurance at Interpolis and by further implementation of the multidistribution strategy. Work is continuing to extend the collaboration with Eureko/Achmea.

International strategy

International growth is necessary to support Small and Medium Sized Enterprises (SME) and corporate clients, for they are increasing their operations on the global stage. This would have the added advantages of easier access to the international capital markets and enhancing Rabobank's continued attractiveness as an employer. The corporate bank Rabobank International aims to be the world's leading food and agri bank. This ambition

dovetails with Rabobank's cooperative origins as the pre-eminent financier of the Dutch agricultural sector and the substantial amount of expertise it has developed.

Rabobank's international operations can be divided into five categories:

- *International retail banking*

  Here, Rabobank focuses on three growth markets. The chief priorities are traditionally agricultural countries with a stable climate and a structurally attractive agricultural sector, such as the United States, Australia and Canada. Second on the list are countries in Central, Eastern and Southeastern Europe with a growing agricultural sector, such as Poland and Turkey. Then follow the rapidly emerging countries with a large agricultural sector, such as Brazil, China, India and Indonesia. Projects in these countries are small-scale, in which the financial interest is relatively limited.

- *Support of Dutch clients abroad*

  In order to maintain its market leadership among clients with international operations, Rabobank will in the coming years work towards strengthening the expertise and selling power of local advisers and account managers, improving its product management and intensifying the relationship management with partner banks abroad.

- *International wholesale operations*

  In future years, and more than has been the case in the past, the international office network will focus its wholesale operations on Dutch wholesale clients, besides the international food and agri clients. The primary geographical focus is on Europe and the countries where Rabobank International is developing retail operations.

- *Professional market activities*

  Rabobank values its AAA rating and will continue to use it for a selected number of profitable product/market combinations in the professional financial markets. In view of the greater volatility of professional markets, the target for the future is to realise approximately 50 % of international profits from international retail operations.

- *Rabobank Development Programme*

  Complementary to the successful activities of the Rabobank Foundation, which started 30 years ago, the Rabobank Development Programme (RDP) was established. The RDP's aim is to help a number of banks in developing countries grow into successful 'Rabobanks'. During the next few years, its activities will be focused on five countries, including China and a number of countries in East Africa.

Strategy of the subsidiaries

Rabobank Group's Dutch subsidiaries play an important part in achieving the Group's market leadership ambitions. In five years from now, the target is to double their net profit and to achieve/maintain leading market positions.

Organisational and financial implications

Rabobank Group's strategic ambitions have been embedded in a cooperative, high-quality and sustainability-driven organisation.

- *Strengthening the cooperative identity*

  The cooperative is and remains Rabobank's cornerstone. The local cooperative Rabobanks and their central cooperative Rabobank Nederland, which is also the holding company of the Group's subsidiaries, are and will continue to be managed in accordance with the cooperative model.

- *High-quality policy for Human Resource Management (HRM)*

  The quality of our people is of paramount importance to our strategy. The priority in HRM policy is to secure the required calibre of talented, highly educated staff and managers.

- *Sustainability*

  Rabobank aims at building on its strong position in sustainability and corporate social responsibility (CSR). It is working towards more CSR criteria in all banking operations, more sustainable financial products such as green financing and green investments, and more deeply embedding sustainable development in its operations.

Ambitious financial targets

Rabobank Group maintains the following financial targets:

- Annual net profit growth of at least 12 %;
- A Tier I ratio of at least 10.0 per annum;
- Return on equity of at least 10.0 % per annum.

Business Activities of the Rabobank Group

Domestic Retail Banking

Our Domestic Retail Banking operations are primarily undertaken by the local Rabobanks and Obvion. Our Domestic Retail Banking operations include making loans, taking deposits and providing fund transfers and non-credit service operations, primarily in the Netherlands. Each of the local Rabobanks provides credit and deposit services. In keeping with the Allfinanz concept, each of the local Rabobanks distributes insurance products and also provides, either directly or through the Rabobank Group's specialised subsidiaries, investment and a wide variety of other services to customers in the local Rabobank's specific geographical business area. Obvion provides mortgages finances and operates through independent agents. Obvion is a joint venture between Rabobank Group and Algemeen Burgelijk Pensioenfonds.

At 31 December 2005 we had a 39 % market share in the Dutch savings market. For the year ended 31 December 2005, our Domestic Retail Banking operations accounted for 58 %, or € 5,431 million, of our total income and 57 %, or € 1,521 million, of our operating profit before taxation. At 31 December 2005, our Domestic Retail Banking operations employed 28,909 full-time equivalent employees.

The Dutch mortgage loan market is a highly competitive market. Driven by the tax deductibility of mortgage loan interest payments, Dutch homeowners usually take out relatively high mortgage loans. This does not necessarily indicate a high risk for banks with mortgage lending operations. We have a balanced mortgage loan portfolio with a weighted loan-to-value of approximately 50 %. Historically, mortgage lending has been relatively low risk and all mortgage loans are collateralised. Mortgage loan defaults do not occur frequently, either in our mortgage lending operations or in the Netherlands generally. Almost all mortgages in the Netherlands have a maturity of 30 years. Generally, mortgages have a 5 or 10-year fixed interest rate, after which period the rate is reset at the current market rate. Customers generally do not have the option to prepay on their mortgage loan without incurring a penalty fee, thus reducing the interest rate risks related to mortgage loan refinancing for the Rabobank Group.

Local Rabobanks

With 1,249 branches (the most branches of any financial institution in the Netherlands), 802 cash dispensing machines in public locations, service shops, agencies and other point of contacts as of 31 December 2005, the local Rabobanks have 3,031 points of contacts. Through the local Rabobanks and Obvion, we are the largest mortgage lending institution in the Netherlands, with a market share of 23 %, based on the amount of new Dutch residential mortgages in 2005. We are the leader in loans to the Dutch agricultural sector and in the small and medium-sized business sector. Of the total lending € 200.6 billion was granted by Domestic Retail Banking, or approximately 73 % of our total lending (except government lending) at 31 December 2005. Loans made by the Wholesale and International Retail Banking business amounted to € 54.2 billion or 19 % of our total lending to the private sector.

The following table sets forth savings and loans outstanding of the Group by sector at the dates indicated.

(in billions of euro)	31 December 2005	31 December 2004
Mortgage loans	200.6	184.5
Food and agri sector	48.2	39.5
Small and medium sized business sector	83.3	76.3
Savings	86.2	78.3

With 39 % of the Dutch savings market as of 31 December 2005, we are also the largest savings institution in the Netherlands. Of the total savings in the Netherlands, 37 % are held by the local Rabobanks and 2 % are held with Roparco, the savings arm of Robeco. We offer our clients a number of different savings options, including savings via the telephone and the internet. The www.rabobank.nl website is one of Europe's most frequented internet banking sites, and the largest internet bank in the Netherlands with 2.2 million unique visitors a month. We also offer internet banking services to our customers in Belgium, Ireland and since early 2006 New Zealand. Private customers are also able to use the services of IRIS, a securities research institute established jointly with Robeco, in order to help them manage their investment decisions.

Obvion N.V.

Obvion, our mortgage loan joint venture with the ABP pension fund, sells mortgage loans under its own brand via independent agents in the Netherlands. Through Obvion, we are targeting an increasing portion of the Dutch market share in order to strengthen our market leadership in mortgage loans. Obvion's market share in the Netherlands at 31 December 2005 stood at 4 %.

Rabohypotheekbank N.V.

Rabohypotheekbank, with statutory seat in Amsterdam, the Netherlands, provides mortgage lending documentation services to all of our local Rabobanks and is owned 95 % by the local Rabobanks and is owned 5 % by Rabobank Nederland.

Rabohypotheekbank also serves as a supplementary financing vehicle for the local Rabobanks in the event that they choose not to make certain mortgage loans to their customers entirely on their own, either for liquidity or lending limit reasons or because of the nature of the required financing. The majority of Rabohypotheekbank's loans are secured by mortgages on residential property. Its loans are funded by term loans from, or guaranteed by, Rabobank Nederland and by the issuance of mortgage bonds. Rabohypotheekbank does not engage in the financing of real estate development. At 31 December 2005, Rabohypotheekbank had assets of € 11.0 billion.

Wholesale and International Retail Banking

Through RNCC, Rabobank International, Rabobank Structured Products we provide a variety of Wholesale and International Retail Banking services, including lending and special financing arrangements to both domestic and international corporate clients and advising on mergers and acquisitions and capital markets transactions. For the year ended 31 December 2005, our Wholesale and International Retail Banking operations accounted for 24 %, or € 2,226 million, of our total income and 26 %, or € 690 million, of our operating profit before taxation. At 31 December 2005, our Wholesale and International Retail Banking operations employed 5,960 full-time equivalent employees.

Rabobank Nederland Corporate Clients

RNCC focuses on the provision of Wholesale and International Retail Banking services to the Dutch corporate market. RNCC also operates in Belgium. RNCC offers a broad range of financial products and specialist services and works through sector and regional teams. In 2004, Rabobank Internationals food and agri research unit was added to RNCC after the services to the food and agri-market in the Netherlands was integrated in 2003. In cooperation with the local Rabobanks, these sector and regional teams offer an Allfinanz package that is tailored to our clients' specific needs.

Rabobank International

Our business banking division, Rabobank International, operates on a global scale. The subsidiaries within our Rabobank International division have a comprehensive international network of offices, with 243 offices in 31 countries outside the Netherlands. Rabobank International provides sophisticated financial products aimed at professional counterparts in the international financial markets. This involves trading, arbitrage and structured finance activities that have been placed in the various divisions of Rabobank International. However, its activities are primarily focused on enterprises in the food and agribusiness sector. In financing foreign corporate clients in the food services and agribusiness industries, Rabobank International concentrates on providing financing to entities engaged in processing and trading agricultural commodities, rather than primary agricultural activities. Rabobank International also makes loans to international corporate and government borrowers. At 31 December 2005, following earlier acquisitions in Australia and New Zealand in the 1990s and the former state-owned Irish ACC Bank and Valley Independent Bank in the United States in 2002, we are continuing to expand our country banking model on a global scale. In 2003, we strengthened our position as a leading lender to rural clients in Australia and New Zealand through the purchase of the rural lending portfolio of the New Zealand bank AMP Bank Limited. In order to sustain the platform for further growth in the Australian market, we decided to continue the activities of Primary Industry Bank of Australia under the Rabobank brand and its official name has become Rabobank Australia Limited.

Also in 2003, we acquired two banks in the United States: Lend Lease Agri-Business and Ag Services of America, Inc. Lend Lease Agri-Business now operates under the name Rabo Agrifinance and offers longterm financing to agricultural enterprises in the United States, secured by land and the buildings erected on it. In December 2004, we acquired a 35% interest in the Polish bank BGZ in part through a new share issuance by BGZ, and in part from selling shareholders. BGZ is the leading bank for the Polish agricultural and food economy sectors. In 2005 Rabo Ag Services, specialised in harvest financing, mainly to American corn and soy growers, merged with Rabo AgriFinance into Rabo AgriFinance. In 2005 Rabobank International made a bid for the shares in Community Bank of Central California (CBCC). The acquisition was finalised in early 2006. Also in 2005, the name of Valley Independent Bank was changed to Rabobank North America. Furthermore Rabobank expanded its activities in Brazil by opening new offices focused on servicing the larger agricultural offices. Rabobank International's retail activities accounted for more than 20% of Rabobank International's total income in 2005.

Rabo Securities

Rabo Securities operates Rabobank International's wholesale equity securities activities. Its operations include share issues, mergers and acquisitions and equity research, sales and trading. Rabo Securities supports our funding activities by participating in underwriting issues of equity securities, generally for resale, in both the domestic and international markets and for both institutional and private investors.

Rabobank Structured Products

Rabobank Structured Products operates Rabobank International's retail equity securities activities executing a variety of capital market transactions for clients of the local Rabobanks and Rabobank International. Rabobank Structured Products operates from London, Hong Kong and New York. Rabobank Structured Products also provides equity derivatives to private investors.

Asset Management and Investment

We provide asset management and investment services to private, institutional and corporate investors primarily through the following subsidiaries: Robeco (asset management), Schretlen (private banking) and Alex (internet broker). For the year ended 31 December 2005, our Asset Management and Investment operations accounted for 8%, or € 718 million, of our total income and 9%, or € 250 million, of our operating profit before taxation. At 31 December 2005, our Asset Management and Investment operations employed 1,798 full-time equivalent employees.

Robeco Group N.V.

Robeco is headquartered in Rotterdam, the Netherlands, and has offices in Belgium, France, Germany, Switzerland, Italy and the United States. Robeco is engaged in asset management for private, institutional and corporate investors. Robeco also acts as the competence centre for asset management services within the Rabobank Group, offering financial products and services to our other asset management and investment operations. Robeco is the Dutch market leader in investment funds, with € 131.6 billion in assets under management at 31 December 2005. At December 2005 institutional clients accounted for approximately half of the assets managed by Robeco. Approximately one third of the assets managed comes from the American subsidiaries Robeco USA and Harbor Capital Advisors. Rabobank Nederland owns a 100% equity interest in Robeco.

Schretlen & Co. N.V.

As the asset management specialist for the high net-worth clients of the local Rabobanks, Schretlen undertakes our private banking activities both in the Netherlands and internationally. Schretlen's operations are headquartered in Amsterdam, the Netherlands. Schretlen's services are available to private individuals with a minimum of € 500,000 freely available for investment. In addition, Schretlen, in cooperation with the local Rabobanks, offers a standardised form of asset management, Rabobank Managed Investment, for private individuals with a minimum of € 150,000 in assets managed. The local Rabobanks, by using the standardised form of asset management, can offer their clients the choice of five standard investment portfolios, each managed by Schretlen and each with varying levels of risk. In addition, Schretlen focuses on small and medium-sized institutional investors. Schretlen had approximately € 6.5 billion in assets under management at 31 December 2005.

Bank Sarasin & Cie AG

In 2002, we acquired a 28% equity stake in Bank Sarasin & Cie AG ('Sarasin'), with the option to increase our stake to a majority stake at any time before 30 June 2009. Sarasin offers investment consultancy and portfolio management services to private persons in Switzerland. As part of the joint venture, we contributed our International Private Banking activities, which had operations in various locations around the world. At 31 December 2005, Sarasin had approximately CHF 63.5 billion in assets under management.

Alex

In 2003, we acquired Alex, an internet broker, which focuses on active clients who prefer to place their own orders at more competitive rates, and the order telephone line VEB Bottomline. Alex and VEB Bottomline have been combined into a separate business unit of Rabobank Nederland under the name of Alex. Alex had € 3.3 billion in assets under management at 31 December 2005.

Leasing

Our leasing activities are undertaken primarily by De Lage Landen which provides factoring and leasing services to corporate borrowers, primarily in the food and agribusiness, technology, health care and banking industries in both the Netherlands and internationally. De Lage Landen is headquartered in Eindhoven, the Netherlands.

In the Netherlands, De Lage Landen focuses on leasing and trade finance products. Leasing products include equipment leases, ICT leases, vendor leases and car and commercial vehicle leases (Translease). De Lage Landen's strength in the Netherlands lies in its fast settlement of standard lease contracts and its specialist knowledge of various industry branches. De Lage Landen's product range is marketed in the Netherlands through the local Rabobanks. De Lage Landen also directly markets its products.

Internationally, De Lage Landen specialises in asset financing and vendor finance services, offering lease facilities for sales support via the sales channels of manufacturers and distributors of capital goods. De Lage Landen operates in more than 20 countries in Europe and the Americas, and also in Australia and New Zealand. De Lage Landen concentrates on enterprises with activities in agricultural machinery, telecommunications, computers, photocopiers, (internal) means of transport and medical equipment. De Lage Landen has a leading position in the vendor finance market.

At 31 December 2005, De Lage Landen had a lease portfolio of approximately € 15.4 billion. Of this amount, € 7.5 billion was attributable to Europe, € 7.6 billion was attributable to America and € 0.3 billion was attributable to the rest of the world. Operating profit before taxation from our Leasing operations, at € 235 million accounted for 9 % of our operating profit before taxation for the year ended 31 December 2005.

At 31 December 2005, our Leasing operations employed 3,045 full-time equivalent employees.

Real Estate

We provide a variety of real estate services to institutional and corporate clients through our Rabo Vastgoed entity and FGH Bank. Rabo Vastgoed is our real estate project development and finance arm. Project development is carried out in close cooperation with the local Rabobanks. At 31 December 2005, its order portfolio, which comprises approved and current projects, amounted to € 3.8 billion.

FGH Bank is a Dutch bank specialising in commercial real estate financing and conducting its activities under its own trademark within the Rabobank Group. Approximately 71 % of its portfolio relates to investment financing. In addition, FGH Bank is active in project and land financing, trade financing, 'sell off' financing (i.e., selling rented houses to sitting tenants), operating leases, mortgage financing and interest rate derivatives. At 31 December 2005, FGH Bank had a financing portfolio of approximately € 7.8 billion in the Netherlands.

Operating profit before taxation from our Real Estate operations, at € 108 million accounted for 4 % of our operating profit before taxation for the year ended 31 December 2005.

At 31 December 2005, our Real Estate operations employed 331 full-time equivalent employees.

Competition

We compete in the Netherlands with several other large commercial banks and financial institutions, such as ABN AMRO, ING and Fortis. As a result of the overall improving liquidity of Dutch corporations, increased emphasis by banks on the credit quality of borrowers and the deregulation of capital markets, competition among banks in the Netherlands has increased significantly during the past several years. In addition, life insurance companies and pension funds in the Netherlands have become major competitors in the markets for residential mortgage loans and private savings.

In the Dutch market, we have a leading position in several financial services: newly granted mortgage loans (23 % in 2005; source: Dutch Land Registry Office (Kadaster)), private savings (39 % as of December 31,2005; source: Statistics Netherlands (Centraal Bureau voor de Statistiek)), small and medium-sized enterprises (38 % in 2005, based on sample tests performed by ourselves) and the agricultural sector (83 % in 2005, based on sample tests performed by ourselves). We also considerably strengthened our share of the larger corporate

market. We also face strong competition in the international banking market. Percentages in this paragraph should be read as percentages of the relevant Dutch market as a whole.

Employees

We believe that achieving our clients' goals through financial services goes hand-in-hand with the personal development of our employees. Accordingly, in our view, good working conditions, terms of employment and ongoing development of our managers and employees are preconditions for achieving our strategy. Management believes its employee relations are good. In June 2005, we reached agreement with our unions on a new two year Collective Labour Agreement (**CLA**).

In 2005, the number of employees at the combined local Rabobanks declined by 68. As part of our reorganisation program 'Operation Service', the number of employees of Rabobank Nederland is expected to gradually decline by nearly 1,200 full-time equivalent employees over the next couple of years, although the total number of employees is expected to remain stable. At 31 December 2005 the Rabobank Group had 50,988 employees (being 45,580 full-time equivalent employees), a decrease of 5,336 compared to 31 December 2004 due to the merger of Interpolis with Eureko/Achmea.

Properties

Rabobank Nederland and the local Rabobanks typically own the land and buildings used in the normal course of their business activities in the Netherlands. Outside the Netherlands, the Rabobank Group entities also typically own the land and buildings used in the normal course of their business activities. At 31 December 2005, the local Rabobanks owned 1,249 branch offices within the Netherlands. In addition, our investment portfolio includes investments in land and buildings. Management believes that the Rabobank Group's facilities are adequate for its present needs in all material respects.

Environmental Policies and Social Responsibility

We seek to conduct our business activities in a manner that is responsive to economic, environmental and social concerns. As a result, in client acceptance and in assessing credit applications we believe it is relevant to consider environmental and social issues. We therefore consider current environmental laws and regulations, and compliance with social standards, such as respect for the well-being of animals and the use of genetic modification, as we carry out our business activities.

The local Rabobanks, in keeping with their cooperative tradition and common values, also seek to find a proper balance between the various interests of people, the market and society. The local Rabobanks attempt to reflect this balance in their lending policy, their engagement in local initiatives and the range of financial products offered to their clients. Sustainability also plays an important part in their advising on business plans and realignments. The choice in favour of environmentally friendly products and technology is often a source of innovation and helps to encourage suppliers of the Rabobank Group to operate in an environmentally friendly way.

In 2003, we carried out a stakeholder consultation among social organisations, including trade unions and environmental development aid and human rights lobby groups. They gave their opinions on the Annual Responsibility and Sustainability Report and our corporate social responsibility policy stated therein. This feedback had an impact on our corporate social responsibility priorities for 2004: innovation and volume growth of sustainable products and services and corporate social responsibility as a testing criterion for lending. We have continued the stakeholder dialogue in 2004 and 2005. According to an appraisal in September 2005 from the Swiss-based environmental rating agency Sustainable Asset Management Group, the Rabobank Group ranked among the international banking leaders in the area of sustainability. The Rabobank Group achieved the highest score in the European banking sector and achieved second place worldwide. The previous appraisal in 2003 also placed the Rabobank Group among the European and worldwide leaders.

Legal Proceedings

We are involved in governmental, litigation and arbitration proceedings in the Netherlands and in foreign jurisdictions, including the United States, involving claims by and against us which arise in the ordinary course of our businesses, including in connection with our activities as an insurer, lender, employer, investor and taxpayer during a period covering at least the previous 12 months. While it is not feasible to predict or determine the ultimate outcome of all pending or threatened proceedings and litigation, management believes that the

ultimate outcome of the various proceedings and litigation already commenced, and/or any future proceedings and litigation, will not have a material adverse or significant effect on our financial condition or profitability, given our size, robust balance sheet, stable income stream and prudent provisioning policy.

Stutts, et al. v. The De Dietrich Group, et al. In 2003, the Rabobank Group was named as a defendant in Stutts, et al. v. The De Dietrich Group, et al. filed in the U.S. District Court for the Eastern District of New York. In the suit, certain U.S. veterans of the first Gulf War allege that they have sustained injuries as a result of the Rabobank Group (among other banks) having served as a correspondent bank with respect to letters of credit obtained by the Iraqi government in order to purchase materials that may have been used in the manufacture of chemical weapons. A response has been filed as well as a motion to dismiss the suit. Rabobank Group continues to vigorously defend the suit.

Insurance

On behalf of all entities of the Rabobank Group Rabobank has taken out a group policy that is customary for the financial industry. The management of Rabobank is of the opinion that this insurance banker's blanket and professional indemnity – is of an adequate level.

THE RABOBANK GROUP STRUCTURE

Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland), having its statutory seat in Amsterdam, is a cooperative entity formed primarily as a result of the merger of the two largest banking cooperative entities in the Netherlands on December 22, 1970. A cooperative under Dutch law has members and has the statutory objective to provide for certain material needs of its members. Rabobank Nederland is registered with the Trade Register of the Chamber of Commerce in Amsterdam, the Netherlands under number 30046259 and our executive offices are located at Croeselaan 18, 3521 CB Utrecht, the Netherlands. Our telephone number is +31 (0)30 2160000.

Membership in Rabobank Nederland is open only to cooperative banks whose articles of association have been approved by Rabobank Nederland. Besides being a member of Rabobank Nederland, each local Rabobank has shares in Rabobank Nederland. The shares are fully paid up on issuance and are not permitted to be pledged, given in usufruct, or otherwise encumbered, alienated or transferred. The articles of association provide that shares may be issued only pursuant to a resolution of the General Meeting proposed by Rabobank Nederland's Executive Board and approved by its Supervisory Board. Pursuant to the articles of association, each local Rabobank is obliged, by virtue of its membership, to participate in any future issue of shares in the same proportion as the proportion which existed in the year preceding the year of issue, between its balance sheet total and the sum of the balance sheet totals of all local Rabobanks. Since 1995, no new shares have been issued. At 31 December 2005, 1.4 million shares (for an aggregate amount of € 638 million) had been issued to the local Rabobanks.

As members of Rabobank Nederland, the local Rabobanks have certain ownership rights with respect to Rabobank Nederland. However, their position with respect to ownership cannot be compared to the position of shareholders in a corporation. Pursuant to Rabobank Nederland's articles of association, if, in the event of Rabobank Nederland's liquidation, whether by court order or otherwise, its assets should prove to be insufficient to meet its liabilities, the local Rabobanks, as members of Rabobank Nederland at the time of the liquidation as well as those who ceased to be members in the year prior to the liquidation, shall be liable for the deficit in proportion to their respective last adopted balance sheet totals. If it should prove impossible to recover the share of one or more liable members or former members in the shortfall, the remaining liable parties shall be liable in the same proportion for the amount not recovered. Under the articles of association of Rabobank Nederland, the total amount for which members or former members are liable shall never exceed 3 % of its last adopted balance sheet total. However, this limitation of liability under the articles of association of Rabobank Nederland does not affect the liability of the local Rabobanks under the Cross-Guarantee System and their liability under the compensation agreements, referenced below.

Rabobank Nederland's functions within the Rabobank Group can be broadly divided into several areas. Traditionally, an important task of Rabobank Nederland has always been its function as bankers' bank. Another major task is the service task. As far as service is concerned, the first priority is to provide service to the local banks in the form of support, advice and guidance. Rabobank Nederland negotiates rights in the name of the local Rabobanks and enters into commitments on their behalf, provided that such commitments have the same implications for all local Rabobanks (for instance, the entering into collective labour agreements on behalf of the local Rabobanks). Furthermore, Rabobank Nederland is entrusted with the supervision of the local Rabobanks pursuant to the provisions of the Act on the Supervision of the Credit System 1992 (Wet toezicht

kredietwezen 1992). Finally, Rabobank Nederland operates its own banking business, both complementary to and independent of the business of the local Rabobanks and is the holding company of the specialised subsidiaries.

The local Rabobanks are organised as cooperative entities under Dutch law and draw all of their members from their customers. Through mergers the number of local Rabobanks has decreased from 288 at 31 December 2004 to 248 at 31 December 2005. At 31 December 2005, the local Rabobanks had approximately 1.55 million members, an increase of approximately 95,000 members from the previous year. Members of the local Rabobanks do not make capital contributions to the local Rabobanks and are not entitled to the equity of the local Rabobanks. Members are not liable for any obligations of the local Rabobanks.

Internal Liability (Cross-guarantee system)

Through their mutual financial association, various legal entities within the Rabobank Group together make up a single organisation. An internal liability relationship exists between these legal entities, as referred to in Section 12 of the Act on the Supervision of the Credit System 1992 (Wet toezicht kredietwezen 1992). This relationship is formalised in an internal 'cross-guarantee' system, which stipulates that if a participating institution has insufficient funds to meet its obligations towards its creditors, the other participants must supplement that institution's funds in order to enable it to fulfil those obligations.

Participating entities within the Rabobank Group are:

Rabobank Nederland
the local Rabobanks
De Lage Landen International B.V.
De Lage Landen Financiering B.V.
De Lage Landen Trade Finance B.V.
De Lage Landen Financial Services B.V.
Schretlen & Co. N.V.
Rabohypotheekbank N.V.
Raiffeisenhypotheekbank N.V.

For regulatory and financial reporting purposes, Rabobank Nederland and the local Rabobanks, as well as the participating subsidiaries are treated as one consolidated entity.

403 Declaration

Rabobank Nederland has assumed liability for the debts arising from legal transactions of a number of other Rabobank Group companies under Section 2:403 of the Dutch Civil Code.

Compensation Agreements

The local Rabobanks are also parties to several compensation agreements whereby shortfalls of local Rabobanks with respect to equity, profitability, loan loss reserves and due to financing losses are financed by charging all other local Rabobanks.

Rabobank Nederland's "Central Bank" Activities

Capital Adequacy and Liquidity

The Cross-Guarantee System operates in concert with the regulatory and administrative oversight of the local Rabobanks by Rabobank Nederland. Notwithstanding the fact that Rabobank Nederland and the local Rabobanks are supervised by the Dutch Central Bank with respect to solvency on a consolidated basis, based on the law (section 12 of the 1992 Act on the Supervision of the Credit System (Wet toezicht kredietwezen 1992)) Rabobank Nederland has the responsibility for ensuring compliance by the local Rabobanks with, amongst others, the Dutch Central Bank's solvency and liquidity regulations. The Dutch Central Bank's capital solvency regulations are intended to preserve a bank's ability to withstand loan losses and other business risks through reserves and retained earnings. The internal standards actually applied by Rabobank Nederland, however, are more conservative than the regulations promulgated by the Dutch Central Bank. This policy partly reflects the fact that local Rabobanks, which cannot raise new capital by the issue of shares, can only grow and maintain an appropriate ratio of reserves to total liabilities by making profits. Any local Rabobank whose ratio of reserves to total liabilities fails to meet internal solvency standards is subject to stricter supervision by Rabobank Nederland.

The local Rabobanks are permitted to have accounts only with Rabobank Nederland, which is the sole outlet for each local Rabobank's excess liquidity and acts as treasurer to the local Rabobanks. Each local Rabobank is also required by Rabobank Nederland to keep a certain portion of its own deposits on current account with Rabobank Nederland.

GOVERNANCE OF THE RABOBANK GROUP

Rabobank Nederland has a Supervisory Board and an Executive Board. The Supervisory Board (raad van commissarissen) of Rabobank Nederland consists of at least seven persons and is responsible for monitoring Rabobank Nederland's policy, compliance with applicable legislation and its articles of association and examining and reporting to the General Meeting on the annual statement of accounts. On the recommendation of the Supervisory Board the General Meeting appoints the Rabobank Group's external auditor, whose statement on accounts is also submitted to the General Meeting. In addition, the Supervisory Board advises the Executive Board. In the performance of their duties, the members of the Supervisory Board act in the interests of Rabobank Nederland and its affiliated entities. Members of the Supervisory Board are, on the recommendation of the Supervisory Board, appointed by the General Meeting. The total remuneration of the members of the Supervisory Board amounted to € 1.2 million in 2005.

The Executive Board (raad van bestuur) of Rabobank Nederland consists of at least two members. The number of members is determined by the Supervisory Board. The members are appointed by the Supervisory Board and may be suspended and removed by the Supervisory Board. The Executive Board prepares and executes Group strategy and has responsibility for the appointment, suspension and removal of general managers of Rabobank Nederland and the management of Rabobank Nederland, which includes, under the approval of the Supervisory Board, the authorisation of debenture issues of Rabobank Nederland. The Executive Board is responsible for the compilation of the annual statement of accounts for adoption by the General Meeting and the recommendation of the profit appropriation to Rabobank Nederland's members. At present, the Executive Board consists of six persons. Bert (H.) Heemskerk is the Chairman of the Executive Board of Rabobank Nederland. The total remuneration of the members of the Executive Board amounted to € 7.9 million in 2005.

No individual may be a member of both Rabobank Nederland's Supervisory Board and Rabobank Nederland's Executive Board. No member of the Supervisory Board is permitted to belong to the staff of Rabobank Nederland, a local Rabobank or any institution affiliated with Rabobank Nederland, nor is a member of the Supervisory Board permitted to belong to the Supervisory Board, the Executive Board or the board of directors of a local Rabobank. No member of the Executive Board is permitted to hold office with, or be employed by, any local Rabobank. The members of the Supervisory Board and the Executive Board cannot hold any office with a credit institution within the meaning of the Act on the Supervision of the Credit System 1992 which is not in any way affiliated with Rabobank Nederland.

The following persons, all of whom are resident in the Netherlands except Mr. Berndsen who is resident in Belgium, are appointed members of the Supervisory Board respectively the Executive Board of Rabobank Nederland.

Supervisory Board of Rabobank Nederland

Name	*Born*	*Year Appointed*[1]	*Term Expires*	*Nationality*
Lense (L.) Koopmans, Chairman	1943	2002	2009	Dutch
Leo (L.J.M.) Berndsen	1942	2002	2009	Dutch
Teun (T.) de Boon	1941	2002	2008	Dutch
Bernard (B.) Bijvoet	1940	2002	2008	Dutch
Sjoerd (S.E.) Eisma	1949	2002	2008	Dutch
Louise (L.O.) Fresco	1952	2006	2010	Dutch
Marinus (M.) Minderhoud	1946	2002	2007	Dutch
Paul (F.M.) Overmars	1945	2005	2008	Dutch
Hans (J.A.A.M.) van Rossum	1948	2002	2007	Dutch
Herman (H.C.) Scheffer	1948	2002	2006	Dutch
Martin (M.J.M.) Tielen	1942	2002	2006	Dutch
Aad (A.W.) Veenman	1947	2002	2006	Dutch
Antoon (A.J.A.M.) Vermeer	1949	2002	2007	Dutch
Arnold (A.H.C.M) Walravens	1940	2004	2007	Dutch

[1] As a result of a 2002 amendment of the management organisation of Rabobank Nederland the former supervisory council was replaced by the supervisory board due to which the appointment date for a number of supervisory directors was fixed at 2002 even though they had been previously on the supervisory council.

Lense (L.) Koopmans: Professor of Economics at the University of Groningen. Chairman of the Board Stichting TBI, which wholly owns TBI Holdings (building and engineering). Chairman of the Supervisory Board of SFB Holding N.V. (social security). Chairman of the Supervisory Board of Siers Group B.V. (infrastructure). Chairman of the Supervisory Board of Burgfonds B.V. (project development). Chairman of the Supervisory Board of Arriva Nederland B.V. (regional transport). Member of the Supervisory Board of Nuon B.V. (electricity). Member of the Supervisory Board of Huntsman Holland B.V. (chemical industry). Member of the Supervisory Board of N.O.M. N.V. (Northern Development Company). Member of the Supervisory Board of Stichting TNO (Research).

Leo (L.J.M.) Berndsen: Member of the Supervisory Board of AON Nederland (insurance).

Teun (T.) de Boon: Vice-Chairman of development institute ZOD Neere, Burkina Fasso. Senior Adviser of the Netherlands Management Corporation Programme (NMCP). Member of the Board of Directors of the Institute for Latin America.

Bernard (B.) Bijvoet: Chairman of the Supervisory Board of De Eik B.V. (grocery). Chairman of the Supervisory Board of AH Kaascentrale (dairy). Member of the Supervisory Board of Essent N.V. (electricity).

Sjoerd (S.E.) Eisma: Member of the bar in The Hague, partner at De Brauw Blackstone Westbroek N.V. Deputy Judge at the court of law in The Hague, Member of the Supervisory Board of HAL Holding N.V. (investment company). Member of the Supervisory Board of SDU N.V. Government Printing office. Member of the Supervisory Board of Grontmij N.V. Member of the Board of Directors of Directors of HAL pension fund. Member of the Board of Directors of the Anton Philips Fund. Chairman of the Supervisory Council of the Kröller-Müller Museum. Member of the Board of Stichting Steve Reich.

Louise (L.O.) Fresco: Vice Director-General Food and Agriculture Organisation of the United Nations (FAO), head of the Agriculture Department. Distinguished professor University of Wageningen. Member Committee of Recommendation University Asylumfund. Member of the Spanish Academy of Engineer Sciences. Member of the Swedish Academy of Agricultural and Forestry Sciences.

Paul (F.M.) Overmars: Member of the Supervisory Board of Eureko-Achmea. Member of Executive Committee of Vereniging Achmea. Member of the Executive Committee of VNO-NCW (The Dutch Confederation of Netherlands Industry and Employers).

Marinus (M.) Minderhoud: Chairman of the Board of Directors of Vodafone International Holdings B.V. (telecom). Chairman of the Supervisory Board of Getronics (ICT). Chairman of the Supervisory Board of De Hypothekers Associatie B.V. (mortgages), Chairman of the Supervisory Board of Leydse Oranje Nassau Groep B.V., Chairman of the Supervisory Board of Quien B.V., Member of the Supervisory Board of Nuon (electricity), Member of the Supervisory Board of Heembouw Groep B.V., Member of the Supervisory Board of Eureko-Achmea.

Hans (J.A.A.M.) van Rossum: Head of the Administration Department of the Dutch Dairy Commodity Board. Chairman of the Board of Directors Zuid-Holland Investment Fund.

Herman (H.C.) Scheffer: Senior Counsel Boer & Croon (strategy and management). Member of the Supervisory Board of the Coöperatieve Cehave Landbouwbelang (agriculture). Member of the Supervisory Board of Joint Services International N.V. (clothing). Chairman of the Supervisory Board of Bonda's Veevoederbureau B.V. (livestock feeding). Chairman of the Supervisory Board of De Drie Mollen (coffee and tea). Chairman of the Advisory Board of De Telefoongids N.V. (yellow pages).

Martin (M.J.M.) Tielen: Chairman of the Netherlands Feed Industry Association. President of the European Federation for Feed Manufacturers. Member of the European Union Evaluation Commission of the European Association of Establishment for Veterinary Education.

Aad (A.W.) Veenman: Chairman of the Executive Board of N.V. Nederlandse Spoorwegen (Dutch railways). Chairman of the Supervisory Board of Koninklijke Ten Cate N.V. (textile). Member of the Supervisory Board of TENNET B.V.

Antoon (A.J.A.M.) Vermeer: Chairman of the Board of Directors of the Southern Agriculture and Horticulture Organisation. Member of the Board of Directors of the Netherlands' Agriculture and Horticulture Organisation. Chairman of the Supervisory Board of Sovion N.V.

Arnold (A.H.C.M.) Walravens: Vice Chairman of the Supervisory Board of Eureko B.V. Member of the Board of Directors of Achmea Association. Member of the Supervisory Board of OWM Molest-risico W.A.; Member of the Board of Directors of Stichting PVF Nederland. Chairman of the Board of Achmea Re Luxembourg. Chairman of the Board of Directors of Eureko Reinsurance S.A., Luxembourg, Chairman of the Board of Directors of Eureko Re (Dublin) Ltd., Chairman of the Board of Directors of Achmea Re Management Company S.A. Luxembourg, Chairman of the Supervisory Board of Tauw Infra Consult (infrastructure consultancy). Member of the Supervisory Board of CSM N.V. (sugar). Director of MBA Studies and Member of the senate of International Executive Development Center, Bled, Slovenia. Chairman of the Supervisory Board of Wolters Kluwer Nederland B.V. (multi-media publisher).

Executive Board of Rabobank Nederland

Name	*Born*	*Year Appointed*	*Nationality*
Bert (H.) Heemskerk, Chairman	1943	2002	Dutch
Bert (A.) Bruggink	1963	2004	Dutch
Hans (J.C.) ten Cate	1946	2000	Dutch
Piet (P.W.) Moerland	1949	2003	Dutch
Sipko (S.N.) Schat	1960	2006	Dutch
Piet (P.J.A.) van Schijndel	1950	2002	Dutch

Bert (H.) Heemskerk: Mr. Heemskerk was appointed Chairman of the Executive Board of Rabobank Nederland as of December 1, 2002. Mr. Heemskerk was previously the Chairman of the Executive Board of F. van Lanschot Bankiers N.V. from 1991 to 2002. Before moving to F. van Lanschot Bankiers N.V., Mr. Heemskerk worked at AMRO Bank/ABN AMRO for more than 20 years, serving as Director General Netherlands for ABN AMRO Netherlands from 1988 to 1991. Mr. Heemskerk holds several positions outside of Rabobank Nederland's Executive Board, including, among others, as a Member of the Board of Liquidators, a Member of the Board of the Stock Exchange and a Member of the Advisory Council to the Amsterdam Institute of Finance and a member of the Board of Supervisory Directors of VADO (investment fund).

Bert (A.) Bruggink: Mr. Bruggink was appointed Chief Financial Officer of the Executive Board of Rabobank Nederland as of November 15, 2004. Mr. Bruggink joined the Rabobank Group in 1986. After several different jobs in Finance and Control within Rabobank Group, he became Head of Finance and Control Rabobank International (1994-1998) and Group Finance Director Rabobank Group (1998-2004).

As CFO he fulfils several additional functions: chairman of the Dutch interbank policy committee on accounting, member of the Dutch interbank policy committee on supervision, member of the Dutch interbank policy committee on monetary policy, member of the Dutch interbank policy committee on risk management, member of the Dutch interbank policy committee of CFO's and member of policy committee on accounting of international bank associations. He also works as a part time professor at the Twente University of Technology (Financial Institutions and Markets).Mr Bruggink is a member of the consultative panel of CEBS (Committee of European Banking Supervisors).

Hans (J.C.) ten Cate: Mr. ten Cate was appointed to Rabobank Nederland's Executive Board as of September 1, 2000. As one of the two members of the Executive Board responsible for the wholesale business, Mr. ten Cate is primarily responsible for Corporate Clients Rabobank Nederland and the Credit Risk Department. Prior to joining Rabobank Nederland, Mr. ten Cate was employed at AMRO Bank/ABN AMRO for more than 25 years, concluding his tenure there as Senior Executive Vice-president (directeur generaal) Credit & Special Financing in 2000. Within the Rabobank Group, Mr. ten Cate also serves as Chairman of the Supervisory Board of Rabo Vastgoed, Chairman of the Supervisory Board of Gilde, Chairman of the Supervisory Board of De Lage Landen, Chairman of the Supervisory Board of FGH Bank, Vice-Chairman of the Supervisory Board of Robeco, Vice-Chairman of the Yes Bank in India and member of the Supervisory Board of Rabohypotheekbank. Mr. ten Cate also acts as Chairman of the Supervisory Board of Beurs Rotterdam N.V., Treasurer of the Foundation Museum Boijmans van Beuningen and Chairman of the Erasmus University Trust Fund.

Piet (P.W.) Moerland: Mr. Moerland was appointed to Rabobank Nederland's Executive Board as of January 1, 2003. As one of the two members of the Executive Board focused on the cooperative retail business, Mr. Moerland is responsible for Medium and Small scale Business, Shared Services and Facilities and the department that operationally supports the local banks. After completing his degree and dissertation in the field of economics at the Erasmus University of Rotterdam in 1978, Mr. Moerland undertook a position with Rabobank Nederland's Central Group Staff from 1979 to 1980. Mr. Moerland then took a position as a professor of business administration with a focus on economics at the University of Groningen from 1981 to 1987 and as a professor of business economics with a focus on corporate finance at the University of Tilburg from 1988 to 2002. Mr. Moerland also had an unsponsored chair as a professor of corporate governance at the University of Tilburg. Within the Rabobank Group Mr. Moerland serves as a Member of the Supervisory Board of Rabobank International Advisory Services B.V., a Member of the Supervisory Board of Interpolis and a Member of the

Board of Directors of Rabobank Foundation. Outside Rabobank, Mr. Moerland serves as a Member of the Supervisory Board of Essent N.V. (electricity), a Member of the Advisory Board of the Netherlands Order of Accountants and Administration Consultants and a Member of the Board of Directors of the NVB (Association of Dutch Banks).

Sipko (S.N.) Schat: The Supervisory Board has resolved to appoint Mr. Schat as a member of the Executive Board of Rabobank Nederland as per July 1, 2006. Mr. Schat took a position as in-house counsel with Rabobank Nederland between 1985 and 1990. Mr. Schat was senior manager Structured Finance between 1990 and 1995, Head Corporate Finance of Rabobank Ireland Plc between January 1994 and December 1994, Head Corporate Finance of Rabobank International between 1999 and 2002, Head Structured Finance Europe between 1995 and 1999. Mr. Schat took a position as Head Corporate Finance (worldwide), member of the Supervisory Board of Rabobank Ireland Plc and member of the board of Rabo Merchant Bank N.V. He was appointed a member of the management board of Rabobank International as of April 2002 being responsible for North and South America and as of September 2004 being responsible for Corporate Finance, Trade Finance, Private Equity and Corporate Advisory.

Piet (P.J.A.) van Schijndel: Mr. van Schijndel was appointed to Rabobank Nederland's Executive Board as of December 1, 2002. As one of the two members of the Executive Board focused on the cooperative retail business, Mr. van Schijndel has responsibility for marketing, product development, market support for the local banks, private banking and Group ICT. Mr. van Schijndel took a position as a management consultant with Rabobank Nederland from 1975 to 1977. From 1977 to 1979, Mr. van Schijndel was Head of Insurance Administration. From 1979 to 1983, Mr. van Schijndel was a member of the Staff Group Directorate Insurance. Thereafter, he served as Acting Head and Head of the Insurance and Travel Directorate from 1983 to 1986 and from 1986 to 1990, respectively, Vice-Chairman of the Executive Board of Interpolis from 1990 to 1997 and Chairman of the Executive Board of Interpolis from 1998 to 2002. Mr. van Schijndel serves as Chairman of the Supervisory Boards of Obvion and Rabohypotheebank and as a Member of the Supervisory Board of De Lage Landen, and the joint venture with KBC Bank. Furthermore, Mr. van Schijndel is a Member of the Board of Directors of the NVB (Association of Dutch Banks).

Changes

The Supervisory Board has resolved to appoint Sipko Schat as a member of the Executive Board of Rabobank Nederland as per July 1, 2006.

Central Delegates Assembly

Influence and control of the local Rabobanks with respect to Rabobank Nederland are exercised directly or indirectly via representation in two corporate bodies, the Central Delegates Assembly and the General Meeting.

The Central Delegates Assembly consists of the board members of the various Regional Delegates Assemblies which consist of the members of Rabobank Nederland, the local Rabobanks. The powers of the Central Delegates Assembly include, amongst other, the establishment of rules that all member banks must comply with and the right to approve the annual plan and the budget of Rabobank Nederland insofar as this concerns the business of the member banks. The outcome can influence Rabobank Nederland's policy. Furthermore, in the Central Delegates Assembly substantive discussions take place which mainly concern the business of the local Rabobanks.

The General Meeting

The General Meeting is the body through which all local Rabobanks, as members of Rabobank Nederland, can exercise direct control. The General Meeting deals with important issues, such as the adoption of the financial statements, amendments to the Articles of Association and regulations, and the appointment of members of the Supervisory Board.

Governance of the local Rabobanks

Each local Rabobank within the Rabobank Group is governed by a board of directors and a supervisory board. Members of the supervisory board are elected by the members of the local Rabobank from their ranks. There are two possible organisational models for the local Rabobanks: the partnership model and the executive management model.

Partnership model

In the partnership model, the management of the local Rabobanks consist of persons elected by the members from their ranks, plus a managing director who is appointed by the Supervisory Board. The managing director is primarily concerned with the day-to-day management of the bank's operations. The Supervisory Board supervises the management. Banks using the partnership model may install a members' council and always have a general meeting.

Executive model

In the executive model, the local Rabobanks have a Board of Directors comprising several persons appointed by the Supervisory Board. The Board of directors operates under the supervision of the Supervisory Board. In this model, no managers are elected by the members from their ranks, as is the case in the partnership model. In order to firmly and permanently embed member influence and control in the structure, banks using the executive model install a members' council. The members' council assumes the bulk of the powers of the General Meeting and furthermore promotes and structures member control and engagement. The General Meeting continues to exist, but only decides on major issues only that impact the local banks' continued existence.

Administrative, Management and Supervisory bodies – conflicts of interests

The Issuer is not aware of any potential conflicts of interest between the duties to the Issuer of the persons listed under 'Supervisory Board of Rabobank Nederland' and 'Executive Board of Rabobank Nederland' above and their private interests or other duties.

REGULATION OF RABOBANK NEDERLAND

General Overview

Rabobank Nederland is a credit institution (kredietinstelling) organised under the laws of the Netherlands. The principal Netherlands law on supervision applicable to Rabobank Nederland is the Act on the Supervision of the Credit System 1992 (Wet toezicht kredietwezen 1992) (the 'Netherlands Act'), under which Rabobank Nederland is supervised by the Dutch Central Bank and the Dutch Minister of Finance. Rabobank Nederland and the various Rabobank Group entities are also subject to certain European Union ('EU') directives which have a significant impact on the regulation of the Rabobank Group's banking, asset management and broker-dealer businesses in the EU and the regulation and control of local central banks and monetary authorities of the various countries in which we do business.

Rabobank Nederland, the local Rabobanks and the subsidiaries of Rabobank Nederland are in compliance in all material respects with the applicable banking and insurance regulations and capitalisation and capital base requirements of each applicable jurisdiction.

Basel Standards

The Basel Committee on Banking Supervision of the Bank for International Settlements develops international capital adequacy guidelines based on the relationship between a bank's capital and its credit risks. In this context, on July 15, 1988, the Basel Committee adopted risk-based capital guidelines (the 'Basel guidelines'), which have been implemented by banking regulators in the countries that have endorsed them. The Basel guidelines are intended to strengthen the soundness and stability of the international banking system. The Basel guidelines are also intended to reduce an existing source of competitive inequality among international banks by harmonising the definition of capital and the rules for the evaluation of asset risks and by establishing a uniform target capital base ratio (capital to risk-weighted assets). Supervisory authorities in each jurisdiction have, however, some discretion in determining whether to include particular instruments as capital under the Basel guidelines and to assign different weights, within a prescribed range, to various categories of assets. The Basel guidelines were adopted by the European Community and applied to all banks and financial institutions in the EU, and on January 1, 1991, the Dutch Central Bank implemented them and they were made part of Netherlands regulations.

In June 1999, the Basel Committee proposed a review of the Basel guidelines of 1988. Since then, several consultative papers for a new capital accord have been released by the Basel Committee on Banking Supervision, which were discussed by several international working parties. The new accord ("Basel II") was published in June 2004. The target is to achieve a flexible framework that is more closely in line with internal risk control and that will result in a more sophisticated credit risk weighting. The Rabobank Group has joined in a number of global exercises initiated by the Basel Committee, aimed at establishing the consequences of Basel II. Given its traditionally low (credit) risk profile, the new capital adequacy requirements for the Rabobank Group are significantly lower than the current ones. The Rabobank Group has already started the implementation of Basel II. The European Commission has adopted a proposal for the amendment of the EC Directive 2000/12 and the EEC Directive 1993/6 to introduce the new capital requirements framework. The Council and Parliament approved the proposal in October 2005 and the implementation by the Member States is due as per 1 January 2007 or 1 January 2008, depending on the method which is chosen. In the Netherlands, the proposal will need to be transposed into national regulations by the Ministry of Finance.

European Union Standards

The European Community has adopted a capital adequacy regulation for credit institutions in all its member states based on the Basel guidelines. In 1989, the EC adopted the Council Directive of April 17, 1989 on the 'own funds' of credit institutions (the 'Own Funds Directive'), defining qualifying capital ('own funds'), and the Council Directive of December 18, 1989 on a capital base ratio for credit institutions (the 'Capital Base Ratio Directive' and, together with the Own Funds Directive, the 'EC Directives'), setting forth the required ratio of own funds to risk-adjusted assets and off-balance sheet items. The EC Directives required the EU member states to transform the provisions of the Capital Base Ratio Directive and the provisions of the Own Funds Directive into national law directly binding on banks operating in the member states. The EC Directives permit EU member states, when transforming the EC Directives into national law, to establish more stringent requirements, but do not permit more lenient requirements. In 2000, the EC adopted the Directive of March 20, 2000 on the taking up and pursuit of the Business of Credit Institutions ('EC Directive 2000/12'), which directive consolidated various previous directives, including the EC Directives.

As stated above, the European Commission has now adopted a proposal for the amendment of the EC Directive 2000/12 and the EEC Directive 1993/6 to introduce the new capital requirements framework agreed by the Basel Committee on Banking Supervision. The proposal sets out new rules on capital requirements. The proposal reflects the flexible structure and the major components of Basel II, but has been tailored to the specific features of the EU market.

Instead of the current 'one-size-fits-all' approach, the proposed new framework would consist of three different approaches allowing financial institutions to choose the approach most suited to them: simple, intermediate and advanced. The simple and intermediate approaches would be available by end 2006 (but banks could still opt to apply the current rules until end 2007) and the most advanced approaches from end 2007. Rabobank intends to make use of the advanced approach.

On December 16, 2002, the European Union adopted a directive on the supplementary supervision of credit institutions, insurance undertakings and investment firms in a financial conglomerate. This directive aims to address the supervisory issues that arise from the blurring of distinctions between the activities of firms in each of the banking, securities, investment services and insurance sectors. The main objectives of the directive are to:

I. ensure that a financial conglomerate has adequate capital;

II. introduce methods for calculating a conglomerate's overall solvency position;

III. deal with the issues of intra-group transactions, exposure to risk and the suitability and professionalism of management at financial conglomerate level; and

IV. prevent situations in which the same capital is used simultaneously as a buffer against risk in two or more entities which are members of the same financial conglomerate ('double gearing') and where a parent issues debt and downstreams the proceeds as equity to its regulated subsidiaries ('excessive leveraging').

EU Member States have to provide that the provisions of this directive shall first apply to the supervision of accounts for the financial year beginning on January 1, 2005.

Netherlands Regulation

General

In 2001, a major supervisory reform was undertaken in the Netherlands. The sector-oriented supervision (by the Dutch Central Bank on banks, the Pensions and Insurance Supervisory Board on pension funds and insurance institutions and the Netherlands Authority for the Financial Markets on securities institutions) has been replaced by a more functional approach. As of September 2002, supervision has been divided into prudential supervision, carried out by the Dutch Central Bank (which has merged with the Pension and Insurance Supervisory Board), and conduct of business supervision, carried out by the Netherlands Authority for the Financial Markets.

Pursuant to authority granted under the Netherlands Act, the Dutch Central Bank, on behalf of the Dutch Minister of Finance, supervises and regulates the majority of the Rabobank Group's activities. The Netherlands Authority for the Financial Markets supervises primarily the conduct of business. Set forth below is a brief summary of the principal aspects of the Netherlands Act in general.

The Netherlands Act on the Supervision of the Credit System 1992

Scope of the Act

A credit institution is any enterprise whose business it is to receive funds repayable on demand or subject to notice and to grant credits or make investments for its own account. Rabobank Nederland and various Rabobank Group entities, including each of the local Rabobanks are credit institutions and, because they are engaged in the securities business as well as the commercial banking business, each is considered a 'universal bank'.

Licensing

Under the Netherlands Act, a credit institution established in the Netherlands is required to obtain a license from the Dutch Central Bank before engaging in any banking activities. The requirements to obtain a license, among others, are as follows: (i) the day-to-day policy of the credit institution must be determined by at least

two persons; (ii) the credit institution must have a body of at least three members which has tasks similar to those of a board of supervisory directors; and (iii) the credit institution must have a minimum equity (eigen vermogen) of € 5,000,000. Also, the Dutch Central Bank shall refuse to grant a license if, among other things, it is of the view that (i) the persons who determine the day-to-day policy of the credit institution have insufficient expertise to engage in the business of the credit institution, (ii) in view of the interests of the creditors or future creditors, the trustworthiness of the persons who determine the day-to-day policy of the credit institution is not beyond doubt or (iii) through a qualified holding in the credit institution, influence on the policy of such enterprise or institution may be exercised which is contrary to 'prudent banking policy' (gezond bankbeleid). In addition to certain other grounds, the license may be revoked if a credit institution fails to comply with the requirements for maintaining it.

Reporting and Investigation

A credit institution is required to file with the Dutch Central Bank its annual financial statements in a form approved by the Dutch Central Bank, which includes a balance sheet and a profit and loss statement that have been certified by a qualified auditor in the Netherlands or an equally qualified foreign auditor who is licensed in the Netherlands. In addition, a credit institution is required to file with the Dutch Central Bank or a designated agency monthly balance sheets, on a basis established by the Dutch Central Bank, which also has the option to demand more frequent reports (including reports certified by a qualified auditor in the Netherlands or an equally qualified foreign auditor who is licensed in the Netherlands). The credit institutions' reports to the Dutch Central Bank are required to be 'truthful and not misleading'.

A credit institution must also inform the Dutch Central Bank of any change in number and the identity or the credentials of the persons determining its day-to-day policy. Furthermore, a credit institution must also inform the Dutch Central Bank if it fails to comply, or to comply fully, with the Dutch Central Bank's standards regarding solvency, liquidity or administrative organisation.

Supervision

The Dutch Central Bank exercises supervision with respect to the solvency and liquidity of credit institutions, supervision of the administrative organisation of credit institutions and structure supervision relating to credit institutions. To this end, the Dutch Central Bank has issued the following general guidelines:

- *Solvency Supervision*

  The guidelines of the Dutch Central Bank on solvency supervision require that a credit institution maintains own funds in an amount equal to at least eight per cent. of its risk- weighted assets operations. These guidelines also impose limitations on the aggregate amount of claims (including extensions of credit) a credit institution may have against one debtor or a group of related debtors.

- *Liquidity Supervision*

  The guidelines of the Dutch Central Bank relating to liquidity supervision require that a credit institution maintains sufficient liquid assets against certain liabilities of the credit institution. The basic principle of the liquidity directives is that liquid assets must be held against 'net' liabilities of credit institutions (after netting out claims and liabilities in a maturity schedule) so that the liabilities can be met on the due dates or on demand, as the case may be. These guidelines impose additional liquidity requirements if the amount of liabilities of a credit institution with respect to one debtor or group of related debtors exceeds a certain limit.

- *Structure Supervision*

  The Netherlands Act provides that a credit institution must obtain a declaration of no-objection from the Minister of Finance (or, in certain cases, determined by the Minister of Finance from the Dutch Central Bank) before, among other things, (i) reducing its own funds (eigen vermogen) by way of repayment of capital or distribution of reserves or making disbursements from the item comprising the cover for general banking risks as referred to in article 2:424 of the Dutch Civil Code, (ii) acquiring or increasing a qualified holding in a regulated institution such as a credit institution or other regulated financial institution, if the balance sheet total of that institution at the time of the acquisition or increase amounts to more than 1 % of the credit institution's consolidated balance sheet total, (iii) acquiring or increasing a 'qualified holding' in another enterprise or institution if the amount paid for the acquisition or the increase together with any amounts paid for prior acquisitions and prior increases exceeds 1 % of the consolidated own funds (eigen vermogen) of the credit institution, (iv) acquiring all or a substantial part of the assets and liabilities of another enterprise or institution, (v) merging with another enterprise or institution or (vi) proceeding to financial or corporate reorganisation. For purposes of the Netherlands Act, 'qualified holding' is defined to mean the holding, directly or indirectly, of an interest of at least 10 % of the issued share capital or voting rights in an enterprise or institution, or a similar form of control.

In addition, any person is permitted to hold, acquire or increase a qualified holding in a credit institution, or to exercise any voting power in connection with such holding, only after such declaration of no objection has been obtained. The Netherlands Act provides for certain (prior) notification requirements applying to credit institutions and persons increasing or reducing their holdings in credit institutions.

- *Administrative Supervision*

The Dutch Central Bank also supervises the administrative organisation of the individual credit institutions, their financial accounting system and internal controls. The administrative organisation must be such as to ensure that a credit institution has at all times a reliable and up-to-date overview of its rights and obligations. Furthermore, the electronic data processing systems, which form the core of the accounting system, must be secured in such a way as to ensure optimum continuity, reliability and security against fraud. As part of the supervision of administrative organisations, the Dutch Central Bank has also stipulated that this system must be able to prevent conflicts of interests, including the abuse of insider information.

Emergencies

The Netherlands Act contains an 'emergency regulation' which can be declared in respect of a credit institution by a Dutch court at the request of the Dutch Central Bank if such credit institution is in a position which requires special measures for the protection of its creditors. As of the date of the emergency, only the court appointed administrators have the authority to exercise the powers of the organs of the credit institution. Furthermore, the emergency regulation provides for special measures for the protection of the interests of the creditors of the credit institution. A credit institution can also be declared in a state of bankruptcy by the court. Rabobank Nederland and the local Rabobanks file consolidated monthly and annual reports that provide a true and fair view of their respective financial position and results with the Dutch Central Bank. Our independent auditors audit these reports annually.

CAPITALISATION OF THE RABOBANK GROUP

The following table sets forth in summary form the Group's consolidated own funds and consolidated medium and long-term debt securities at December 31, 2005 and at December 31, 2004:

(in EUR millions)	**at December 31, 2005**	**at December 31, 2004**
Equity		
Retained earnings and other reserves	15,450	14,018
Rabobank Member Certificates issued by group companies	5,811	3,840
Trust Preferred Securities III-VI issued by group companies	2,092	1,877
Minority interest	2,996	3,269
Equity	26,349	23,004
Subordinated loans	2,645	2,129
Group debt securities[1]	135,325	109,460
Total capitalisation	164,319	134,593
Breakdown of reserves		
Revaluation reserves available for sale financial assets	184	478
Other reserves	94	71
Retained earnings	15,172	13,469
Reserves	15,450	14,018

There has been no material change in the capitalisation of the Rabobank Group since December 31, 2005.

[1] Group debt securities includes short-term debt and long-term debt. The Rabobank Group had short-term debt amounting to € 54,223 million and € 60,073 million, at December 31, 2004 and December 31, 2005, respectively. The Rabobank Group had long-term debt amounting to € 55,237 million and € 75,252 million, at December 31, 2004 and December 31, 2005, respectively.

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Rabobank



Rabobank Group

Consolidated Financial Statements 2005

prepared in accordance with International Financial Reporting Standards

This publication, the financial statements and the separate edition 'Rabobank Group Annual Report 2005' together form the annual report, the financial statements and other information of the Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A.

General information

Rabobank Group ('Rabobank') is a cooperative organisation whose core comprises 248 local Rabobanks in the Netherlands. Rabobank comprises the local cooperative Rabobanks in the Netherlands, the central organisation Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) and a number of specialised subsidiaries. Rabobank provides services in the form of public sector lending, corporate and investment banking, and leasing in many countries throughout the world. Rabobank operates in 38 countries and employs 51,000 people.

Rabobank Nederland is a cooperative whose capital is divided into shares. It is largely the product of a merger on 1 December 1972 of the two largest Dutch cooperative entities at the time. Rabobank Nederland has its registered office in Amsterdam and is established under Dutch law for an indefinite period. Rabobank Nederland is registered at the Trade Registry of the Amsterdam Chamber of Commerce under number 30046259.

Membership of Rabobank Nederland is open to cooperative banks whose Articles of Association have been approved by Rabobank Nederland.

The activities of Rabobank Nederland can be roughly divided into two categories. First, its role as central bank for the local Rabobanks in which role it encourages the establishment, continuation and development of cooperative banks, and for its members in which role it concludes agreements with them, negotiates their rights and undertakes obligations on their behalf insofar as these obligations have the same consequences for all members. Second, Rabobank Nederland's own banking activities, which supplement and are independent of the activities of the local Rabobanks.

The majority of the members of the local Rabobanks are clients. At 31 December 2005, the local Rabobanks had approximately 1,550,000 members.

Address:
Croeselaan 18
P.O. Box 17100
3500 HG Utrecht
The Netherlands

Internet:
www.rabobank.com

Contents

Consolidated balance sheet

		At 31 December	
In millions of euros	Notes	2005	2004
Assets			
Cash and cash equivalents	7	2,923	7,269
Due from other banks	8	53,065	41,050
Trading financial assets	9	39,011	32,646
Other financial assets at fair value through profit and loss	10	14,871	32,498
Derivative financial instruments	11	24,135	32,035
Loans to customers	12	304,451	273,946
Available-for-sale financial assets	13	51,221	48,320
Held-to-maturity financial assets	14	1,908	2,207
Investments in associates	15	2,971	714
Goodwill and other intangible assets	16	252	204
Property and equipment	17	3,115	3,313
Investment properties	18	768	1,178
Deferred tax assets	29	1,236	1,076
Other assets	19	6,307	7,118
Total assets		506,234	483,574

		At 31 December	
In millions of euros	Notes	2005	2004
Liabilities			
Due to other banks	20	109,749	96,347
Due to other banks at fair value through profit and loss	21	239	97
Due to customers	22	186,427	177,471
Due to customers at fair value through profit and loss	23	32	11
Debt securities in issue	24	115,992	97,520
Debt securities in issue at fair value through profit and loss	25	19,333	11,940
Derivative financial instruments and other trade liabilities	11	28,081	39,171
Other debts	26	7,346	7,650
Insurance liabilities		3	17,882
Other financial liabilities at fair value through profit and loss	27	7,341	7,090
Provisions	28	931	1,081
Deferred tax liabilities	29	329	223
Employee benefits	30	1,437	1,958
Subordinated debt	31	2,645	2,129
Total liabilities		479,885	460,570
Equity			
Equity of Rabobank Nederland and local Rabobanks	33	15,450	14,018
Rabobank Member Certificates issued by group companies	34	5,811	3,840
		21,261	17,858
Trust Preferred Securities III to VI issued by group companies	35	2,092	1,877
Minority interests	36	2,996	3,269
Total equity		26,349	23,004
Total equity and liabilities		506,234	483,574

Consolidated profit and loss account

In millions of euros	Notes	2005	2004
		For the year ended 31 December	
Interest income	37	22,101	18,580
Interest expense	37	15,694	12,385
Interest	37	6,407	6,195
Fee and commission income	38	2,639	2,294
Fee and commission expense	38	422	422
Fees and commission	38	2,217	1,872
Income from associates	39	226	99
Trading income	40	373	333
Net income from non-trading financial assets and liabilities at fair value through profit and loss	41	20	(90)
Gains on available-for-sale financial assets	13	38	27
Income from Interpolis insurance business	42	353	214
Other	43	(271)	572
Income		9,363	9,222
Staff costs	44	3,880	3,683
Other administrative expenses	45	1,953	2,173
Depreciation and amortisation	46	331	321
Operating expenses		6,164	6,177
Value adjustments	47	517	479
Operating profit before taxation		2,682	2,566
Taxation	48	599	773
Net profit for the year		2,083	1,793

In millions of euros	Notes	2005	2004
Of which attributable to Rabobank Nederland and local Rabobanks	33	1,577	1,392
Of which attributable to holders of Rabobank Member Certificates	34	211	217
Of which attributable to Trust Preferred Securities III to VI	35	111	20
Of which attributable to minority interests	36	184	164
Net profit for the year		2,083	1,793

See the notes to the consolidated financial statements.

Consolidated statement of changes in equity

In millions of euros	Equity of Rabobank Nederland and local Rabobanks	Rabobank Member Certificates	Trust Preferred Securities III to VI	Minority interests	Total equity
At 1 January 2004	12,501	3,853	-	3,325	19,679
Arising in the period:					
Available-for-sale financial assets - net fair value changes, after taxation	376	-	-	-	376
Currency translation differences	(57)	-	-	-	(57)
Available-for-sale financial assets - reclassified to net profit for the year, after taxation	(109)	-	-	-	(109)
Total income and expense for the year recognised directly in equity	210	-	-	-	210
Net profit for the year	1,392	217	20	164	1,793
Total income and expense	1,602	217	20	164	2,003
Issue of Rabobank Member Certificates and Trust Preferred Securities	-	(13)	1,877	-	1,864
Payment on Rabobank Member Certificates and Trust Preferred Securities	-	(217)	(20)	-	(237)
Other	(85)	-	-	(220)	(305)
At 31 December 2004	14,018	3,840	1,877	3,269	23,004

In millions of euros	Equity of Rabobank Nederland and local Rabobanks	Rabobank Member Certificates	Trust Preferred Securities III to VI	Minority interests	Total equity
At 1 January 2005	14,018	3,840	1,877	3,269	23,004
Arising in the period:					
Available-for-sale financial assets - net fair value changes, after taxation	(179)	-	-	-	(179)
Available-for-sale financial assets - reclassified to net profit for the year, after taxation	(114)	-	-	-	(114)
Currency translation differences	22	-	215	-	237
Cash flow hedges - net fair value gains, after taxation	1	-	-	-	1
Total income and expense for the year recognised directly in equity	(270)	-	215	-	(55)
Net profit for the year	1,577	211	111	184	2,083
Total income and expense	1,307	211	326	184	2,028
Issue of Rabobank Member Certificates and Trust Preferred Securities	-	1,971	-	-	1,971
Payment on Rabobank Member Certificates and Trust Preferred Securities	-	(211)	(111)	-	(322)
Other	125	-	-	(457)	(332)
At 31 December 2005	15,450	5,811	2,092	2,996	26,349

Consolidated cash flow statement

In millions of euros	2005	2004
	For the year ended 31 December	
Cash flows from operating activities		
Operating profit before taxation	2,682	2,566
Adjusted for:		
Non-cash items recognised in profit and loss and other adjustments		
Depreciation and amortisation	343	330
Value adjustments	517	479
Change in insurance liabilities (excluding Interpolis)	13	27
Result on sale of property and equipment	(12)	(9)
Share of (profit) of associates and result on sale of subsidiary	(218)	(65)
Fair value gains /losses on investment properties	1	(18)
Fair value gains /losses on available-for-sale financial assets reclassified to the income statement	(20)	90
Net gains /losses on trading financial assets	(373)	(333)
Net income from non-trading financial assets and liabilities at fair value through profit and loss	(38)	(27)
Net (increase)/decrease in operating assets		
Due from other banks	1,387	14,054
Trading financial assets	(5,741)	5,593
Derivative financial instruments	7,900	(4,555)
Net (increase)/decrease in non-trading financial assets at fair value through profit and loss	25,219	(18,534)
Loans to customers	(30,337)	(27,044)
Net increase/(decrease) in liabilities relating to operating activities		
Derivative financial instruments and other trade liabilities	(11,090)	5,596
Due to customers	8,956	17,541
Debt securities in issue	18,472	6,070
Other debts	(304)	(1,781)
Income tax paid	(634)	(680)
Other changes (mainly attributable to disposal of Interpolis)	(18,861)	7,526
Net cash flow from operating activities	(2,138)	6,826

In millions of euros	2005	2004
	For the year ended 31 December	
Cash flows from investing activities		
Acquisition of subsidiaries net of cash and cash equivalents acquired	(21)	(206)
Disposal of subsidiaries net of cash and cash equivalents disposed	2	4
Acquisition of property and equipment and investment properties	(456)	(568)
Income from sale of property and equipment	318	644
Acquisition of available-for-sale financial assets and held-to-maturity financial assets	(14,885)	(19,485)
Income from sale and repayment of available-for-sale financial assets and held-to-maturity financial assets	10,286	8,848
Net cash flow from investing activities	(4,756)	(10,763)
Cash flows from financing activities		
Proceeds from issue of Rabobank Member Certificates	2,000	-
Proceeds from issue of Trust Preferred Securities		1,879
Proceeds from issue of subordinated debt instruments	1,000	1,927
Payment on Rabobank Member Certificates and Trust Preferred Securities	322	237
Repayment of subordinated debt	(774)	(15)
Net cash flow from financing activities	2,548	4,028
Net increase/(decrease) in cash and cash equivalents	(4,346)	91
Cash and cash equivalents at beginning of year	7,269	7,178
Cash and cash equivalents at end of year	2,923	7,269

The purchase of the interest in Eureko and the sale of the interest in Interpolis did not generate any cash flows.

The cash flows from interest are included in the net cash flow from operating activities.

The interest income and expense amounted:

	2005	2004
Interest income	22,101	18,580
Interest expense	15,694	12,385

Notes to the consolidated financial statements

This is the first official publication of the consolidated financial statements prepared under International Financial Reporting Standards (IFRS) in accordance with European Union regulations. The comparative figures have been restated accordingly.

1 Basis of consolidation

Rabobank Group ('Rabobank') comprises the local Rabobanks ('Members') in the Netherlands, the central cooperative Rabobank Nederland and other specialised subsidiaries. Together they form Rabobank Group and Rabobank Nederland, which advises the Members and assists them in the provision of their services. Rabobank Nederland also advises the Members on behalf of De Nederlandsche Bank (the Dutch central bank). Rabobank's cooperative structure has several executive levels, each with its own duties and responsibilities.
In IFRS terms, Rabobank Nederland exercises control over the local Rabobanks.
The consolidated financial statements of Rabobank include the financial information of Rabobank Nederland and that of the Members and the other group companies.

2 Accounting policies

The main accounting policies used in preparing these consolidated financial statements are explained below.

2.1 General

The consolidated financial statements of Rabobank have been prepared in accordance with International Financial Reporting Standards ('IFRS') as approved by the European Union.
Rabobank adopted IFRS with effect from 1 January 2005 and has therefore restated its figures already reported for 2004 to bring them into line with IFRS. The effect of the adoption of the standards is explained in note 3, 'Effect of changes in accounting policies due to first-time adoption of IFRS'.
The consolidated financial statements have been prepared on a historical cost basis, except for available-for-sale financial assets, trading financial assets and liabilities, and derivative contracts. These items are recognised at fair value.
Unless otherwise stated, all amounts in these consolidated financial statements are in millions.

2.1.1 Estimates

The preparation of the consolidated financial statements requires management to make estimates and assumptions that affect the amounts reported for assets and liabilities and the reporting of contingent assets and liabilities at the date of the consolidated financial statements, as well as the amounts reported for income and expenses during the reporting period. Although management based their estimates on the most careful assessment of the current circumstances and activities, the actual results might deviate from these estimates.

2.2 Group financial statements

2.2.1 Subsidiaries

Subsidiaries and other entities (including special purpose entities) over which Rabobank exercises control, directly or indirectly, are consolidated. The assets, liabilities and results of these entities are consolidated in full.
Subsidiaries are consolidated from the date on which Rabobank obtains control, and cease to be consolidated on the date that this control ends. All intra-group transactions, balances and unrealised gains and losses on transactions between business units of Rabobank are eliminated as part of the consolidation.

2.2.2 Joint ventures

The interests of Rabobank in entities where control is shared are consolidated proportionally. With this method, Rabobank includes its share of the income and expenses, assets and liabilities, and cash flows of the various joint ventures in the relevant items of its financial statements.

2.2.3 Investments in associates

Investments in associates are recognised in accordance with the equity method. With this method, Rabobank's share of the profits and losses of an associate (after the acquisition) is recognised in profit and loss, and its share of the changes in reserves after the acquisition is recognised in reserves. The cumulative changes after acquisition are adjustments to the cost of the investment.
Associates are entities in which Rabobank holds between 20% and 50% of the voting rights and over which Rabobank has significant influence but does not exercise control. Unrealised gains on transactions between Rabobank and its associates are eliminated in proportion to the size of Rabobank's interest in the associates. Unrealised losses are also eliminated unless the transaction indicates that an impairment loss should be recognised on the asset transferred. Investments by Rabobank in associates include the goodwill acquired. If Rabobank's share in the losses of an associate equals or exceeds its interest in the associate, Rabobank will not recognise any more losses of the associate unless Rabobank has given undertakings or made payments on behalf of this associate.

2.3 Derivative financial instruments and hedging

2.3.1 General

Derivative financial instruments generally mean foreign currency contracts, currency and interest rate futures, forward rate agreements, currency and interest rate swaps, and currency and interest rate options (written as well as acquired).
Derivative financial instruments might be traded on an exchange or as over- the-counter (OTC) instruments between Rabobank and a client. All derivative financial instruments are recognised at inception on the balance sheet at cost and subsequently revalued to fair value. The fair value is determined using listed market prices, prices offered by traders, cash-flow discounting models and option valuation models based on current market prices and contracted prices for the underlying instruments, as well as the time value of money, yield curves and the volatility of the underlying assets and liabilities. All derivative financial instruments are included under assets if their fair value is positive and under liabilities if their fair value is negative.
Derivative financial instruments that are embedded in other financial instruments are treated separately if their risks and characteristics are not closely related to those of the underlying derivative contract and this contract is not classified at fair value through profit and loss.

2.3.2 Instruments not used for hedging

Realised and unrealised gains and losses on derivative financial instruments classified by Rabobank as held-for-trading are recognised under 'Trading income'.

2.3.3 Hedging instruments

Rabobank also uses derivative financial instruments as part of balance sheet control to manage its interest rate risks, credit risks and foreign currency risks.
On the date of concluding a derivative contract, Rabobank can designate certain derivative financial instruments as (1) a hedge of the fair value of an asset or liability on the balance sheet (fair value hedge), as (2) a hedge of future cash flows attributable to an asset or liability on the balance sheet, an expected transaction or a non-current liability (cash flow hedge), or as (3) a hedge of a net-investment in a foreign entity (net investment hedge). Derivative financial instruments can be qualified as hedging instruments if certain criteria are met.
These criteria include:

- Preparation of formal documentation of the hedging instrument, the hedged item, the objective of the hedge, the hedging strategy and the hedge relationship before applying hedge accounting;
- The hedge is expected to be highly effective (in a range of 80% to 125%) in offsetting changes in the hedged item's fair value or cash flows attributable to the hedged risks during the entire reporting period; and
- The hedge is continuously highly effective from inception onwards.

Changes in the fair value of derivative financial instruments that are designated as fair value hedges and are highly effective in relation to the hedged risks are recognised in profit and loss, together with the corresponding changes in the fair value of the assets or liabilities hedged against the risks in question.
If the hedge no longer meets the criteria for hedge accounting (according to the fair value hedge model), any adjustment to the carrying amount of a hedged interest-bearing financial instrument is amortised through profit and loss until the end of the hedged period. Any adjustment to the carrying amount of a hedged equity instrument is recognised under 'Profits and losses not disclosed in the profit and loss account' until disposal of the equity instrument.
Changes in the fair value of derivative financial instruments that are designated and qualify as cash flow hedges and that are highly effective in relation to the hedged risks are recognised in the hedging reserve included under equity (see note 11). The non-effective part of the changes in the fair values of the derivative financial instruments are recognised in profit and loss. If the forecast transaction or non-current liability results in the recognition of an asset or a liability, any deferred gain or loss included in equity are restated to the initial carrying amount (cost) of the asset or liability. In all other cases, deferred amounts included in equity are taken to the profit and loss account and are classified as income or expenses in the periods in which the hedged non-current liability or forecast transaction had an effect on profit and loss.
Certain derivative contracts, although they are effective economic hedges in relation to the managed risk positions taken by Rabobank, do not qualify for hedge accounting under the specific IFRS rules. These contracts are therefore treated as derivative trading financial instruments, with the fair value of gains and losses being reported under 'Trading income'.
Rabobank hedges the credit risks of loan portfolios with economic hedges based on credit default swaps and does not apply hedge accounting to these instruments. However, if Rabobank recognises an impairment loss on a loan hedged with this type of economic hedge, the gain on the credit default swap is set off against expenses/gains related to credit losses.
The fair value of derivative financial instruments held for trading and hedging purposes is disclosed in note 11, 'Derivative financial instruments and other trade liabilities'.

2.4 Trade liabilities

Trade liabilities are mainly negative fair values of derivative financial instruments and delivery obligations arising on short selling of securities. Securities are sold short to realise gains from short-term price fluctuations. The securities needed to settle the short selling are acquired through securities leasing or sale and repurchase contracts. Securities sold short are recognised at fair value at the balance sheet date.

Trade liabilities also include certain financial liabilities that Rabobank does not intend to sell, but which it designated as held for trading on initial recognition and recognised at fair value. Changes in the fair value of these financial liabilities are recognised in profit and loss for the period in which they arise.

2.5 Trading financial assets

Trading financial assets are acquired to realise gains from short-term fluctuations in the prices or margins of traders, or form part of a portfolio that regularly generates short-term gains. These assets are initially recognised at cost and subsequently revalued to fair value based on quoted bid prices. Any realised and unrealised gains and losses are included under 'Trading income'. Interest earned on trading financial assets is recognised as interest income. Dividends received on trading financial assets is recognised as dividend income.

All purchases and sales of trading financial assets that have to be delivered within a period prescribed by regulations or market convention are recognised at the transaction date. Other trading transactions are recognised as derivative financial instruments until the date of settlement.

2.6 Non-trading financial assets and liabilities at fair value through profit and loss

Rabobank has opted to classify financial instruments not acquired or entered into for realising gains from short-term fluctuations in traders' prices or margins at fair value through profit and loss. These financial assets are carried at fair value. Interest earned on assets with this classification is recognised as interest income and interest due on liabilities with this classification is recognised as interest expense. Dividends received on the financial assets are included under dividend income. Any other realised and unrealised gains and losses on revaluation of these financial instruments to fair value are included under 'Net income from non-trading financial assets and liabilities at fair value through profit and loss'.

2.7 Available-for-sale financial assets

Management determines the appropriate classification of a financial asset on its date of acquisition.

Financial assets that are intended to be held indefinitely or sold for liquidity purposes or in response to changes in interest rates, exchange rates or share prices are classified as available for sale.

Available-for-sale financial assets are initially recognised at costs (which includes transaction costs). These assets are subsequently revalued to fair value based on quoted bid prices or values derived from cash flow models. The fair values of unlisted equity instruments are estimated based on appropriate price/earnings ratios, adjusted to reflect the specific circumstances of the respective issuers. Any unrealised gains and losses from changes in the fair value of available-for-sale financial assets are recognised in equity unless they relate to amortised interest. If such financial assets are disposed of or suffer impairment losses, the adjustments to fair value are recognised in profit and loss as gains or losses on available-for-sale financial assets.

An impairment loss is recognised on a financial asset if its carrying amount exceeds its estimated recoverable amount. The recoverable amount of an instrument carried at fair value is the present value of the expected future cash flows, discounted at the current market rate of interest on a comparable financial asset.

If the fair value of securities cannot be reliably measured, they are carried at cost.

All purchases and sales made in accordance with standard market conventions for available-for-sale financial assets are recognised at the transaction date. All other purchases and sales are recognised as forward derivative contracts until their dates of settlement.

2.8 Held-to-maturity financial assets

Financial assets with fixed terms are classified as held-to-maturity financial assets, provided management intends to keep them for their full terms and is in a position to do so. Management determines the appropriate classification for its investments on their acquisition dates.
Held-to-maturity financial assets are carried at amortised cost based on the effective interest method, net of provisions for impairment losses as necessary.
Interest earned on held-to-maturity financial assets is recognised as interest income.
All purchases and sales made in accordance with standard market conventions for held-to-maturity financial assets are recognised at the date of settlement. All other purchases and sales are recognised as forward derivative contracts until their dates of settlement.

2.9 Repurchase and reverse repurchase contracts

Financial assets that are sold subject to related sale and repurchase contracts are included in the financial statements under 'Trading financial assets' and 'Available-for-sale financial assets'. The liability to the counterparty is included under 'Due to other banks' and 'Due to customers' depending on the application.
Financial assets acquired under reverse sale and reverse repurchase contracts are recognised as:
- Due from other banks, or
- Loans to customers,

depending on the application. The difference between the selling and repurchasing price is recognised as interest income or expense over the term of the agreement, based on the effective interest method.

2.10 Securitisations and other derecognition constructions

Rabobank securitises, sells and carries various financial assets that it sometimes sells to special purpose entities, which then issue securities to investors. Rabobank has the option of retaining an interest in sold securitised financial assets in the form of subordinated interest-only strips, subordinated securities, spread accounts, servicing rights, and guarantees, put options and call options, and other constructions.
A financial asset (or a portion of a financial asset) is derecognised if:
- the rights to the cash flows from the asset expire;
- the rights to the cash flows from the asset and a substantial portion of the risks and benefits of ownership of the asset are transferred;
- a commitment to transfer the cash flows from the asset is presumed and a substantial portion of the risks and benefits are transferred;
- not all the risks and benefits are retained or transferred; however control over the asset is transferred.

If Rabobank retains control over the asset but does not retain a substantial portion of the rights and benefits, the asset is recognised in proportion to the continuing involvement of Rabobank. A related liability is also recognised to the extent of Rabobank's continuing involvement. The recognition of changes in the value of the liability corresponds to the recognition of changes in the value of the asset.

If a transaction does not meet the above conditions for derecognition, it is recognised as a loan for which security has been provided.

To the extent that the transfer of a financial asset does not qualify for derecognition, the transfer does not result in Rabobank's contractual rights being separately recognised as derivative financial instruments if recognition of these instruments and the transferred asset, or the liability arising on the transfer, were to result in double recognition of the same rights or obligations.

Gains and losses on securitisations and sale transactions depend partly on the previous carrying amounts of the financial assets involved in the transfer. The carrying amounts of the assets in question are allocated to the sold and retained interests based on the relative fair values of these interests at the date of sale. Any gains and losses are recognised at the time of transfer under 'Trading income'.

The fair value of the sold and retained interests is based on quoted market prices or calculated as the present value of the future expected cash flows, using pricing models that take into account various assumptions such as credit losses, discount rates, yield curves, payment frequency and other factors.

Rabobank decides for each securitisation transaction whether the securitisation instrument should be included in the consolidated financial statements. For this purpose, it performs an assessment by taking a number of factors into consideration, for example the activities of the SPE, decision-making powers and the allocation of the benefits and risks associated with the activities of the SPE.

2.11 Netting of financial assets and liabilities

Financial assets and liabilities are set off and the net amount is transferred to the balance sheet if a legal right to set off the recognised amounts exists and it is intended to settle the expected future cash flows on a net basis, or to realise the asset and settle the liability simultaneously.

2.12 Foreign currencies

2.12.1 Foreign entities

Items included in the financial statements of each entity in the Group are carried in the currency that best reflects the economic reality of the underlying events and circumstances that are relevant for the entity (the functional currency). The consolidated financial statements are presented in euros, which is the parent company's functional currency.

Gains, losses and cash flows of foreign entities are translated into the presentation currency of Rabobank at the exchange rates on the transaction dates, which are approximately equal to the average exchange rates. For balance sheet purposes, they are translated at the exchange rates on 31 December. Translation differences arising on the net investments in foreign entities and on loans and other currency instruments designated as hedges of these investments are recognised in equity. If a foreign entity is sold, any such translation differences are recognised in profit and loss as part of the gain or loss on the sale.

Goodwill and fair-value adjustments arising on the acquisition of a foreign entity are recognised as assets and liabilities of the foreign entity and are translated at the closing rate.

2.12.2 Transactions in foreign currencies

Transactions in foreign currencies are translated into the functional currency at the exchange rates ruling at the transaction date. Translation differences arising on the settlement of such transactions or on the translation of monetary assets and liabilities denominated in foreign currencies are recognised in profit and loss, unless they are recognised in equity as qualifying cash flow hedges.

Translation differences on debt securities and other monetary financial assets carried at fair value are included under foreign exchange gains and losses. Translation differences on non-monetary items such as equity instruments held for trading are recognised as part of the fair value gains or losses. Translation differences on available-for-sale non-monetary items are included in the revaluation reserve reported under equity.

2.13 Interest

Interest income and expenses for all interest-bearing instruments are recognised in profit and loss according to the allocation principle, with the effective interest method being applied to the actual purchase price. Interest income includes coupons relating to fixed-interest financial assets and trading financial assets, as well as the cumulative premiums and discounts on government treasury securities and other cash equivalent instruments. If any loans suffer impairment losses, they are written down to their recoverable amounts and the interest income recognised henceforth is based on the discount rate for calculating the present value of the future cash flows used to determine the recoverable amounts.

2.14 Fees and commission

Income from asset management activities consists mainly of unit trust and fund management commission and administration fees. Fees are also received for insurance activities relating to pension management and employee healthcare. Income from asset management and insurance activities is recognised as earned when the services are provided. Fees and commission are generally recognised according to the allocation principle. Fees and commission received for negotiating a transaction, or taking part in the negotiations, on behalf of third parties, for example the acquisition of a portfolio of loans, shares or other securities, or the sale or purchase of companies, are recognised at completion of the underlying transactions.

2.15 Loans to customers and due from other banks

Loans to customers and due from other banks are not derivative financial instruments with fixed or defined payments, not listed on active market, apart from such assets that Rabobank classifies as trading, at fair value on initial recognitions with changes recognised through profit and loss, or as available for sale. These loans and receivables are measured at amortised cost, including transaction costs.

A value adjustment, for losses on loans, is recognised if there is objective evidence that Rabobank will not be able to collect all amounts due under the original terms of the contract. The size of the reserve is the difference between the carrying amount and recoverable amount, which is the present value of the expected cash flows, including amounts recoverable under guarantees and sureties, discounted at the original effective rate of interest of the loans.

The reserve for loans includes losses if there is objective evidence that losses are attributable to some portions of the loan portfolio at the balance sheet date. These are estimated based on the historical pattern of losses for each separate portion and the credit ratings of the borrowers, and taken into account the actual economic conditions under which the borrowers conduct their activities. If a loan is not collectible, it is written off from the related reserve for losses on loans. Any amounts subsequently collected are included under the item 'Value adjustments' on the profit and loss account.

2.16 Goodwill and other intangible assets

2.16.1 Goodwill

Goodwill is the amount by which the acquisition price paid for a subsidiary or associate exceeds the fair value on the acquisition date of Rabobank's share of the net assets and the unconditional liabilities of the entity acquired. Goodwill on acquisitions made on or after 1 January 2004 is recognised on the balance sheet as an intangible asset net of any impairment losses. Goodwill on the acquisition of a subsidiary made before 1 January 2004 was charged directly to equity. Goodwill in such case has not been capitalised retrospectively, as allowed under IFRS.

2.16.2 Software development costs

Costs related to the development or maintenance of computer programs are recognised as an expense at the time they are incurred. Costs directly incurred in connection with identifiable and unique software products over which Rabobank has control and that will probably provide economic benefits exceeding the costs for longer than a year are recognised as intangible assets. Direct costs include the employee expenses of the software development team and an appropriate portion of the relevant overhead.

Expenditures that improve the performance of computer programs compared with their original specifications are added to the original cost of the software. Computer software development costs recognised as assets are amortised on a straight-line basis over a period not exceeding three years.

2.16.3 Insurance contracts acquired as part of a business combination or portfolio transfer

The fair value (present value of the expected future cash flows) of contractual insurance rights and obligations are capitalised as intangible assets and amortised over the term of the contract, which is generally between 2 and 5 years. The net asset undergoes an impairment test each year based on the expected future cash flows from the acquired insurance contracts. An impairment loss is recognised if the expected future profits do not justify the carrying amount of the asset.

2.16.4 Impairment losses on goodwill and other intangible assets

At each balance sheet date, Rabobank assesses whether there are indications of impairment losses on goodwill and other intangible assets. If such indications exist, impairment testing is carried out to determine whether the carrying amount of goodwill and other intangible assets are fully recoverable. An impairment loss is recognised if the carrying amount is greater than the recoverable amount.

2.17 Property and equipment

Equipment (for own use) is recognised at historical cost net of accumulated depreciation.

Property (for own use) represents mainly offices and is also recognised at cost less accumulated depreciation.

Straight-line deprecation is applied to these assets in accordance with the schedule below. Each asset is depreciated to its residual value over its estimated useful life.

- Land	Not depreciated
- Buildings	25-40 years
Equipment, including the following:	
- Computer equipment	1-3 years
- Other equipment and vehicles	3-8 years

Property and equipment are regularly submitted to impairment testing. If the carrying amount of an asset exceeds its estimated recoverable amount, the carrying amount is written down immediately to the recoverable amount. Gains and losses on the disposal of items of property and equipment are determined in proportion to their carrying amounts and taken into account when determining the operating result. Repair and maintenance work is charged to profit and loss at the time the costs are incurred. Expenditures on extending or increasing the benefits from land and buildings compared with their original benefits are capitalised and subsequently depreciated.
Finance expenses incurred during the creation of an asset for use or sale are charged to profit and loss for the period in which they are incurred.

2.18 Investment properties

Investment properties, mainly office buildings, are held for their long-term rental income and are not used by Rabobank or its subsidiaries. Investment properties are recognised as long-term investments and included on the balance sheet at cost, net of accumulated depreciation.

2.19 Leases

2.19.1 Rabobank as lessee

Leases relating to property and equipment under which substantially all the risks and benefits of ownership are transferred to Rabobank are classified as finance leases. Finance leases are capitalised at the inception of the lease at the fair value of the leased assets or, if lower, at the present value of the minimum lease payments. Lease payments are apportioned between the lease liability and the finance charges, so as to achieve a constant rate of interest on the remaining balance of the liability. The corresponding lease liabilities are included under other loans, after deduction of finance charges.
The interest components of the finance charges are recognised in profit and loss over the term of the lease. An item of property and equipment acquired under a lease agreement is depreciated over the useful life of the asset or, if shorter, the term of the lease.
Leases under which a substantial portion of the risks and benefits of ownership of the assets are retained by the lessor are classified as operating leases. Operating lease payments (less any discounts given by the lessor) are charged to profit and loss on a straight-line basis over the term of the lease.

2.19.2 Rabobank as lessor

Finance leases

If assets are leased under a finance lease, the present value of the lease payments is recognised as a receivable under 'Due from other banks' or 'Loans to customers'. The difference between the gross receivable and the present value of the receivable is recognised as unearned finance income. Lease income is recognised as interest income over the term of the lease using the net investment method, which results in a constant rate of return on the investment.

Operating leases

Assets leased under operating leases are included on the balance sheet under 'Property and equipment'. The assets are depreciated over their expected useful lives in line with those of comparable items of property and equipment. Rental income (less discounts granted to lessees) is recognised under 'Other income' on a straight-line basis over the term of the lease.

2.20 Provisions

Provisions are recognised if Rabobank has a present obligation (legal or constructive) as a result of a past event, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation. If Rabobank expects a provision to be reimbursed, for example under an insurance contract, the reimbursement is recognised as a separate asset but only if the reimbursement is virtually certain.

2.20.1 Restructuring

Restructuring provisions comprise penalties for premature termination of leases, payments under redundancy schemes and other costs directly attributable to restructuring programms. The costs are recognised in the period in which a legal or constructive obligation arises for Rabobank. No provisions are formed in advance for costs relating to continuing operations of Rabobank.

2.20.2 Leave and long-term employment

Leave entitlements of employees and leave relating to long-term employment are recognised at the time they are granted. A provision is formed for the estimated obligation for annual leave and leave relating to long-term service of employees, with the balance sheet date as reference point.

2.20.3 Legal issues

Legal issues provisions are formed for the amounts estimated at the balance sheet date as payable in connection with ongoing legal proceedings. The provisions include an estimate of legal costs and any payments to be made in the course of the legal proceedings.

2.21 Employee benefits

Rabobank provides different pension plans based on the local conditions and practices of the countries in which it operates. In general, the plans are financed by payments to insurance companies or trustee administered funds. The payments are calculated actuarially at regular intervals. A defined benefit plan is one that incorporates a promise to pay an amount of pension benefit, which is usually based on several factors such as age, number of years in service and remuneration. A defined contribution plan is one under which Rabobank pays fixed contributions to a separate entity (a pension fund) and acquires no legal or constructive obligation if the fund has insufficient assets to pay all the benefits to employee-members of the plan in respect of service in current and past periods.

2.21.1 Pension obligations

The defined benefit liability is the present value of the defined benefit obligation at the balance sheet date, including adjustments for actuarial gains and losses and past service costs not yet recognised, reduced by the fair value of the fund. The defined benefit obligation is calculated by independent actuaries each year using the projected unit credit method. The present value of the defined benefit obligation is calculated by discounting the estimated future cash outflows at rates of interest on government securities with terms approximating those of the related obligations. Most of the pension plans are average pay plans and the net costs after deduction of employees' contributions are included under 'Staff costs'. Actuarial gains or losses from adjustments due to actual developments, modified actuarial assumptions and plan changes are recognised using the corridor method in accordance with IFRS.

2.21.2 Defined contribution plans

Under defined contribution plans, Rabobank pays contributions to publicly or privately managed insured pension plans on a compulsory, contractual or voluntary basis. Once the contributions have been made, Rabobank has no further payment obligations. The regular contributions are net period costs for the year in which they are due and are included on this basis under 'Staff costs'.

2.21.3 Other post-employment obligations

Some Rabobank units provide other post-employment benefits. To become eligible for such benefits, the usual requirement is that the employee remains in service until retirement and has been with the company a minimum number of years. The expected costs of these benefits are accrued over the years of service, based on a system similar to that for defined benefit plans. The obligations are valued each year by independent actuaries.
Under the current collective labour agreement, employees who satisfy the age criteria can opt for early retirement at 60. A provision has been formed for employees who will be eligible for early retirement under the plan in the future. The provision is calculated actuarially, using an average market rate of interest for all employees who satisfy the criteria and who will probably opt to retire early under the plan.

2.22 Tax

Tax receivables and payables and deferred tax assets and liabilities are set off if they relate to the same taxation group, the same taxation authority, a legal right exists to set off tax items and simultaneous treatment or settlement is expected. Provisions are formed in full for deferred tax liabilities, using the liability method, arising from temporary differences at the balance sheet date between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes. The main temporary differences relate to the depreciation of property and equipment, the revaluation of certain financial assets and liabilities, including derivative financial instruments, provisions for pensions and other post-employment benefits, provisions for losses on loans and other impairment and tax losses, and, in connection with business combinations, the fair values of the net assets acquired and their tax bases. Deferred income tax assets and liabilities are measured at the tax rates that have been enacted or substantively enacted at the balance sheet date.
Deferred tax assets are recognised to the extent that it is probable that future taxable profits will be available, against which the temporary differences can be utilised.
Provisions are formed in respect of taxable temporary differences associated with investments in subsidiaries, associates and interests in joint ventures, unless the timing of the reversal of the temporary differences can be controlled and it is probable that the temporary differences will not reverse in the foreseeable future.
The income taxation on profit is calculated in accordance with the tax legislation of the relevant jurisdiction and recognised in the period in which the profit is realised. The tax effects of the carry-forward of unused tax losses are recognised as an asset if it is probable that future taxable profits will be available against which the losses can be utilised.
Deferred tax items relating to the revaluation to fair value of available-for sale financial assets and cash flow hedges that are charged or taken to equity are subsequently recognised in profit and loss together with the respective gain or loss.

2.23 Due to other banks, due to customers and debt securities in issue

These borrowings are initially recognised at cost, i.e. the proceeds received less directly attributable and non-recurring transaction costs. Loans are subsequently included at amortised cost. Any difference between the net proceeds and the redemption amount is recognised over the term of the loan, using the effective interest method.

If Rabobank repurchases one of its own debt instruments, it is derecognised, with the difference between the carrying amount of the liability and the consideration paid being recognised as income.

2.24 Rabobank Member Certificates

These are the Members Certificates issued in 2000, 2001, 2002 and 2005. Since the proceeds of the issue are available to Rabobank on a perpetual and highly subordinated basis (also subordinate to the Trust Preferred Securities) and since in principle no distribution is made if the consolidated profit and loss account of Rabobank shows a loss for any financial year, the issue proceeds, insofar as they have been lent on to Rabobank Nederland, are recognised under 'Equity' in proportion to the number of shares held by members and employees. As a result, distributions are accounted for in the profit appropriation.

2.25 Trust Preferred Securities

Trust Preferred Securities, which pay a non-discretionary dividend and are redeemable on a specific date or at the option of the holder, are classified as financial liabilities and included under 'Other loans'. The dividends on these preferred securities are recognised in profit and loss as interest expense based on amortised cost using the effective interest method.

The remaining Trust Preferred Securities are recognised as equity, as there is no formal obligation to repay the principal or to pay a dividend.

2.26 Financial guarantees

Financial guarantees are initially measured at cost and subsequently revalued to the amount that Rabobank would reasonably have to pay at the balance sheet date to settle the liability or transfer it to a third party.

2.27 Bills

Bills represent commitments by Rabobank to redeem bills issued to clients. Rabobank expects to redeem most bills at the time the clients receive payment. Bills are recognised as off-balance-sheet transactions and disclosed as contingent liabilities and obligations.

2.28 Trust activities

Assets and revenue involved in fiduciary activities, together with the related obligation to return the assets to the clients, are eliminated if Rabobank acts as nominee, trustee or agent.

2.29 Segment information

A segment is a distinguishable component of Rabobank that engages in providing products or services and is subject to risks and returns that are different from those of other segments. A segment in which most of the revenue is generated by sales to external clients, and the revenue, profit or assets account for 10% or more of all segments in aggregate is reported separately. Rabobank's primary segment reporting format is by business segment; the secondary format is by geographical segment.

2.30 Cash and cash equivalents

Cash equivalents are highly liquid short-term investments held to meet current obligations in cash, rather than for investment or other purposes. Such obligations have outstanding terms of less than 90 days at inception. Cash equivalents are readily convertible to known amounts of cash and subject to an insignificant risk of changes in value.

2.31 Estimates and assumptions

The preparation of the consolidated financial statements requires Rabobank to make estimates and assumptions that affect the amounts reported for assets and liabilities and the reporting of contingent assets and liabilities at the date of the financial statements, as well as the amounts reported for income and expenses during the reporting period. The actual results can deviate from the above-mentioned estimates.

3 Effect of changes in accounting policies due to first time adoption of IFRS

The effect of the adoption of IFRS on equity reported at 1 January 2004 can be broken down as follows:

In millions of euros	At 1 January 2004 as reported	At 1 January 2004 after application of IFRS
Assets		
Cash and cash equivalents	7,117	7,178
Due from other banks	41,919	41,890
Financial assets	84,445	92,878
Derivative financial instruments	-	27,479
Loans to customers	250,797	248,039
Other assets	19,027	13,299
Total assets	403,305	430,763
Liabilities		
Due to other banks	82,856	83,117
Due to customers	172,571	159,930
Debt securities in issue	80,695	99,028
Derivative financial instruments and other trade liabilities	-	33,575
Other debts	24,420	9,431
Other financial liabilities at fair value	-	4,941
Provisions	19,177	19,087
Total liabilities	379,719	409,109
Equity and subordinated debt	23,586	21,654
Total equity and liabilities	403,305	430,763

The effect of the transition to IFRS on the consolidated profit previously reported for the year ended 31 December 2004:

In millions of euros	2004 result as reported	2004 result after first-time adoption of IFRS
Interest	6,249	6,195
Income from securities and associates	482	99
Commission	2,112	1,872
Results on financial transactions	312	270
Income from insurance business	-	214
Other income	900	572
Total income	10,055	9,222
Staff costs	4,029	3,683
Other administrative expenses	2,335	2,173
Depreciation and amortisation	368	321
Total operating expense	6,732	6,177
Value adjustments	514	479
Operating profit before tax	2,809	2,566
Income tax expense	957	773
Net profit for the year	1,852	1,793

The effects of the first-time adoption of the new reporting standards on the presentation of results and equity are explained briefly below.

Net profit for 2004 under IFRS amounted to 1,793, 59 lower than under Dutch GAAP. Although the change in net profit for the year was relatively small, the composition of net profit did change, however. In addition to the effect on the composition of net profit from the changes in accounting policies, there was also an effect from the different treatment of the insurance business results. The most significant change in the presentation of results due to the first-time adoption of IFRS relates to interest income and the consolidation of interests.

Ignoring the different treatment of results from the insurance business, interest income under IFRS is higher than under Dutch GAAP. Most of the difference is attributable to reclassifications. On the other hand, interest income fell due to the fact that swap results on the investment portfolio are no longer amortised. In accordance with IFRS, these results are recognised directly in profit and loss.

The interests in the Gilde funds and the majority participating interests of these funds are consolidated under IFRS. This caused income to increase by 279 and operating expenses by 259.

On 1 January 2004, the date of the transition to the new accounting standards, equity totalled 19.4 billion under IFRS, compared with 15.2 billion under Dutch GAAP. The difference can be accounted for as follows:

In billions of euros		
Equity at 1 January 2004 under Dutch GAAP		15.2
Reclassification of the fund for general banking risks as equity	1.7	
Other minority interests reclassified as equity	3.3	
Adjustment of the valuation of derivative financial instruments	(0.9)	
Adjustment of the valuation of buildings	(0.3)	
Adjustment of the valuation of interest-bearing securities	0.4	
Gain on swap transactions	0.2	
Tax effects	0.1	
Adjustment to provision for doubtful debts	(0.1)	
Adjustment to provision for pensions and healthcare	(0.2)	
Incremental cost of lending	(0.2)	
Other adjustments	0.2	
		4.2
Equity at 1 January 2004 under IFRS		19.4

The effect of the adoption of IFRS on equity reported at 31 December 2004 can be broken down as follows:

In millions of euros	At 31 December 2004 as reported	At 31 December 2004 after application of IFRS
Assets		
Cash and cash equivalents	7,204	7,269
Due from other banks	40,588	41,050
Trading financial assets	111,189	115,671
Derivative financial instruments	-	32,035
Loans to customers	276,170	273,946
Other assets	39,938	13,603
Total assets	475,089	483,574
Liabilities		
Due to other banks	96,266	96,444
Due to customers	192,123	177,482
Debt securities in issue	92,578	109,460
Derivative financial instruments and other trade liabilities	-	39,171
Other debts	46,761	7,873
Other financial liabilities at fair value	-	7,090
Provisions	20,752	20,921
Total liabilities	448,480	458,441
Equity and subordinated debt	26,609	25,133
Total equity and liabilities	475,089	483,574

Explanation:

In comparison with Dutch GAAP, total assets are 2% higher under IFRS at 483.6 billion. The increase is primarily due to the fact that under IFRS all derivative positions must be included on the balance sheet at market value, while under Dutch GAAP this only applies to trading positions. In addition, most of the items reclassified are liabilities.

On 31 December 2004, equity amounted to 23.0 billion under IFRS, compared with 18.1 billion under Dutch GAAP. The difference can be accounted for as follows:

In billions of euros		
Equity at 31 December 2004 under Dutch GAAP		18.1
Difference at 1 January 2004 as accounted for above	4.2	
Minority interests	(0.1)	
Net profit for 2004	0.2	
Revaluation reserve relating to available-for-sale financial assets	0.5	
Other adjustments	0.1	
		4.9
Equity at 31 December 2004 under IFRS		23.0

4 Solvency

The main capital ratio requirements set by De Nederlandsche Bank (the Dutch central bank) are derived from the capital adequacy guidelines of the European Union and the Basel Committee on Banking Supervision. These ratios compare a bank's total capital (Tier I and Tier II) and core capital (Tier I) with the total risk-weighted assets and off-balance-sheet items and with the market risk exposure of the trading portfolios. The minimum requirements for total capital and core capital as a percentage of risk-weighted assets are 8% and 4% respectively. The table below shows the capital available to the Rabobank and the minimum capital required by the regulatory authorities.
With the market risk approach, the general market risk is hedged, as well as the risk of open positions in foreign currencies, debt, own equity instruments. Assets are weighted according to broad categories of notional risk, the weightings reflecting the deemed capital required to back them. Four risk weightings are used: 0%, 20%, 50% and 100%. For example, cash and money market instruments are assigned a weighting of 0%, which means that no capital is required to back the holding of these assets. Items of property and equipment are assigned a weighting of 100%, which means that capital equal to 8% of their carrying amount has to be held to back them.
Off-balance-sheet liabilities relating to loans, forward contracts, forwards and options based on derivative financial instruments have various categories of conversion factors applied to them in order to disclose these items at their balance-sheet equivalents. These equivalent amounts are then also assigned risk weightings.

Rabobank ratios

In millions of euros	2005	2004
Tier I and qualifying capital can be broken down as follows:		
Retained earnings and other reserves	15,172	13,469
Payment on Rabobank Member Certificates and Trust Preferred Securities	(322)	(237)
Rabobank Member Certificates	5,811	3,840
Trust Preferred Securities III to VI	2,092	1,877
Trust Preferred Securities I and II	1,483	1,927
	24,236	20,876
Part of minority interest treated as Tier I capital	749	637
Deductions	(125)	(109)
Tier I capital	24,860	21,404
Revaluation reserve	93	47
Deductions	(773)	(391)
Part of subordinated debt treated as qualifying capital	1,092	145
Qualifying capital	25,272	21,205
Risk-weighted assets	213,901	196,052
Ratio		
Core capital (Tier I ratio)	11.6	10.9
Qualifying capital (BIS ratio)	11.8	10.8

5 Risk exposure of financial instruments

5.1 Strategy for the use of financial instruments

Rabobank's activities are inherently related to the use of financial instruments, including derivative financial instruments. Rabobank accepts deposits from clients at fixed and variable rates of interest for a variety of terms and aims to earn above-average interest margins on these deposits by investing them in high-quality assets. Rabobank also aims to increase these margins by consolidating short funds and loans for longer terms at higher interest rates, at the same time keeping sufficient liquid resources to meet all payments that might become due.

A further objective of Rabobank is to increase its interest rate margins by obtaining above-average margins, after deduction of provisions, and by granting loans to commercial and retail borrowers with various credit ratings. These risks apply not only to loans recognised on the balance sheet, but also to guarantees given by Rabobank such as letters of credit and performance and other guarantee documents.

Rabobank also trades in financial instruments when it takes positions in tradeable and unlisted instruments (OTCs), including derivative financial instruments, in order to profit from short-term movements on the share and bond markets and in exchange rates, interest rates and commodity prices.

5.2 Interest rate risk

Rabobank is exposed to the risk of effects from fluctuations in market interest rates on its financial position and cash flows. As a result of such unexpected movements, interest rate margins can rise or fall. The Executive Board sets limits for the size of the permitted mismatch resulting from interest rate adjustments. The mismatch situation is monitored daily and monthly reports on it are sent to the respective risk management committees.

The following table gives a highly simplified picture of Rabobank's repayment schedule broken down by interest-rate type. It shows the carrying amounts of the assets and liabilities of Rabobank, classified by interest rate period or date of maturity. The schedule does not take into account assumptions about client behaviour. Assumptions regarding early repayment of mortgages are used for Rabobank's interest rate risk model. In addition, the model used for due to customers is a portfolio of money market and capital market items. The assumptions on behaviour have been agreed with De Nederlandsche Bank (the Dutch central bank). Moreover, the on-balance-sheet position is hedged with derivative financial instruments not included in the table.

Every quarter, reports generated by Rabobank's interest rate risk model are submitted to De Nederlandsche Bank. The results of a stress scenario based on the assumption that the interest rate curve will make a 2% parallel shift upwards and downwards show that interest income will probably not fall by more than 1% in the first year. The expected limit for the second year is 3%.

In millions of euros	Within 1 month	1-3 months	3-12 months	1-5 years	More than 5 years	Non-interest-bearing	Total
At 31 December 2005							
Assets							
Cash and cash equivalents	896	-	6	-	-	2,021	2,923
Due from other banks	32,976	13,847	3,902	542	1,343	455	53,065
Trading financial assets	5,333	2,991	3,836	12,645	9,564	4,642	39,011
Other financial assets at fair value through profit and loss	6	2	104	1,955	10,344	2,460	14,871
Loans to customers	72,123	34,815	36,572	92,737	67,352	852	304,451
Available-for-sale financial assets	4,110	11,365	4,333	16,173	14,866	374	51,221
Held-to-maturity financial assets	115	115	635	1,019	24	-	1,908
Other assets	533	854	470	162	64	4,224	6,307
Total assets	116,092	63,989	49,858	125,233	103,557	15,028	473,757
Liabilities							
Due to other banks	54,504	42,462	6,871	3,937	1,020	955	109,749
Due to other banks at fair value through profit and loss	-	239	-	-	-	-	239
Due to customers	164,902	8,912	3,503	3,303	3,496	2,311	186,427
Due to customers at fair value through profit and loss	-	-	21	11	-	-	32
Debt securities in issue	27,075	41,166	15,710	25,294	6,745	2	115,992
Debt securities in issue at fair value through profit and loss	3,286	4,897	6,843	1,238	3,069	-	19,333
Other debts	782	906	1,077	49	133	4,399	7,346
Insurance liabilities	-	-	-	-	-	3	3
Other financial liabilities at fair value through profit and loss	589	302	310	3,284	2,512	344	7,341
Subordinated debt	1,001	13	-	64	1,534	33	2,645
Total liabilities	252,139	98,897	34,335	37,180	18,509	8,047	449,107
Interest rate sensitivity gap	(136,047)	(34,908)	15,523	88,053	85,048	6,981	24,650

In millions of euros	Within 1 month	1-3 months	3-12 months	1-5 years	More than 5 years	Non-interest-bearing	Total
At 31 December 2004							
Assets							
Cash and cash equivalents	6,544	16	3	-	-	706	7,269
Due from other banks	23,096	10,950	3,125	802	2,765	312	41,050
Trading financial assets	3,064	4,471	5,211	9,383	7,712	2,805	32,646
Other financial assets at fair value through profit and loss	2,874	1,650	1,758	9,322	13,451	3,443	32,498
Loans to customers	60,550	24,900	36,259	87,230	63,207	1,800	273,946
Available-for-sale financial assets	1,435	2,563	7,292	18,658	16,848	1,524	48,320
Held-to-maturity financial assets	-	226	304	1,652	25	-	2,207
Other assets	251	500	555	169	663	4,980	7,118
Total assets	97,814	45,276	54,507	127,216	104,671	15,570	445,054
Liabilities							
Due to other banks	46,951	41,757	3,447	2,088	944	1,160	96,347
Due to other banks at fair value through profit and loss	-	-	-	-	97	-	97
Due to customers	137,443	24,754	3,942	5,015	5,589	728	177,471
Due to customers at fair value through profit and loss	-	11	-	-	-	-	11
Debt securities in issue	4,883	32,956	19,867	28,176	11,628	10	97,520
Debt securities in issue at fair value through profit and loss	4,256	396	650	3,451	3,187	-	11,940
Other debts	(4,941)	280	(960)	(8,644)	(2,574)	24,489	7,650
Insurance liabilities	-	-	595	1,978	15,302	7	17,882
Other financial liabilities at fair value through profit and loss	1,813	889	117	1,390	2,867	14	7,090
Subordinated debt	67	17	17	1,995	1	32	2,129
Total liabilities	190,472	101,060	27,675	35,449	37,041	26,440	418,137
Interest rate sensitivity gap	(92,658)	(55,784)	26,832	91,767	67,630	(10,870)	26,917

The table below provides a summary of the average effective interest rates at 31 December for monetary financial instruments denominated in major currencies.

	EUR	GBP	USD	AUS	Other
	%	%	%	%	%
At 31 December 2005					
Assets					
Cash and cash equivalents	2.08	4.64	3.48	-	0.07
Due from other banks	2.81	4.72	3.80	5.85	1.16
Trading financial assets	2.78	5.26	3.08	4.22	2.02
Loans to customers	4.86	5.80	5.04	7.05	6.23
Available-for-sale financial assets	3.46	5.25	3.48	6.19	1.70
Held-to-maturity financial assets	3.37	-	-	-	-
Liabilities					
Due to other banks	2.66	4.59	3.49	5.54	2.63
Due to customers	2.21	4.71	3.16	5.16	4.34
Debt securities in issue	2.23	4.85	2.44	5.89	4.18
Other debts	3.90	-	2.65	-	-

	EUR	GBP	USD	AUS	Other
	%	%	%	%	%
At 31 December 2004					
Assets					
Cash and cash equivalents	2.54	4.33	2.34	-	0.06
Due from other banks	2.60	4.62	1.94	4.42	1.44
Trading financial assets	2.13	4.51	1.72	4.12	2.16
Loans to customers	4.98	5.39	3.33	7.27	4.86
Available-for-sale financial assets	3.52	4.78	4.41	4.98	2.61
Held-to-maturity financial assets	4.03	-	-	-	-
Liabilities					
Due to other banks	2.57	4.39	2.60	4.05	3.24
Due to customers	2.25	4.89	2.11	5.28	4.83
Debt securities in issue	2.01	4.55	1.66	5.69	3.78
Other debts	3.96	-	1.52	-	-

5.3 Credit risk

The credit risk exposure is the loss that Rabobank would suffer if a counterparty or issuer were to default on all its contractual obligations. Credit risk is inherent in traditional banking products. Positions in tradeable assets such as bonds and shares are also subject to credit risk. Rabobank is exposed to credit risks. A credit risk is defined as the risk that a counterparty will be unable to make payments in full when they become due. Rabobank controls the size of its credit risk exposure by limiting the amount at risk in relation to a borrower, or a group of borrowers, and to countries. These risks are monitored cyclically and are subject to regular assessment. Rabobank uses an escalating authorisation system to make decisions on individual loans. Immediately below the Executive Board, the system takes the form of loan committees; at lower levels, assessments undergo a review by a 'second pair of eyes'.

Credit risks are managed by regularly analysing the financial capacity of borrowers and potential borrowers to pay the amounts they owe in interest and principal and by adjusting their credit limits as necessary. Credit risks are also partly managed through the use of covenants and/or the provision of security and business and personal guarantees. The credit risk exposure relating to each individual borrower is further restricted by the use of sub-limits to hedge amounts at risk, not all of which are disclosed on the balance sheet, and the use of daily delivery risk limits for trading items such as forward currency contracts. Most actual risks are assessed each day against the limits.

Approximately 53% of Rabobank's total loan portfolio represents loans to private customers (mainly mortgages) who have an extremely low risk profile. The remainder is a highly varied portfolio of loans to business clients in the Netherlands and abroad. The proportion of the total loan portfolio attributable to the food & agri sector was 17% in 2005. The proportion of the loan portfolio relating to trade, industry and services was 30% at year-end 2005 and is spread over a large number of clients in many sectors, mainly in industrialised countries.
The proposed BIS II regulations for credit risk distinguish between the standard approach and an approach based on internal ratings. The latter approach analyses the cause of actual losses in past years in order to calculate the risk of a borrower defaulting on his contractual obligations when a payment becomes due. The internal method distinguishes between a basic method and a more advanced method.

5.3.1 Loans

Apart from due from other banks (53 billion, or 10% of total assets), Rabobank's only significant risk concentration is among private sector lending, which accounts for 48% of all loans to customers. Loans to trade, industry and services and loans to the food & agri sector are both spread over a wide range of industries. None of them represents more than 10% of the total client loan portfolio.

In millions of euros	2005		2004	At 31 december
Total loans to customers	304,451		273,946	
of which:				
to government clients	1,053		1,616	
securities transactions due from government clients	1,459		2,564	
securities transactions due from private sector lending	22,025		18,570	
interest rate hedges (hedge accounting)	1,819		2,238	
Private sector lending	278,095		248,958	
This can be broken down geographically as follows:				
The Netherlands	218,363	78%	200,278	80%
Other countries in the Euro zone	24,681	9%	21,358	9%
North America	18,391	7%	13,892	6%
Latin America	3,620	1%	2,836	1%
Asia	2,764	1%	2,196	1%
Australia and New Zealand	10,219	4%	8,329	3%
Other countries	57	0%	69	0%
Total	278,095	100%	248,958	100%
Risk spread in the loan portfolio can be broken down by business segment as follows:				
Private individuals	146,512	53%	133,184	53%
Trade, industry and services	83,340	30%	76,321	31%
Food & agri	48,243	17%	39,453	16%
Total	278,095	100%	248,958	100%

5.3.2 Derivative financial instruments

Rabobank sets strict limits for open positions, in amounts as well as in terms. If ISDA (International Swaps and Derivatives Association) standards apply or a master agreement including equivalent terms has been concluded with the counterparty and the jurisdiction of the counterparty permits setting off, the open position is monitored. The amount exposed to credit risk is limited in each case to the fair value of the transactions plus an uplift for potential future risks for Rabobank (at the 97.5% confidence level). Regarding derivative financial instruments, this is only a fraction of the notional amount at which the open transactions are disclosed. This credit risk is managed as part of the general lending limits for clients. Substantial amounts of security or other guarantees are given for Rabobank's credit risk exposures in relation to these transactions.

The credit risk exposure represents the current fair value of all open derivative contracts showing a gain, taking into account master netting agreements enforceable by law.

5.3.3 Credit risk management methods

Rabobank further limits its exposure to credit risk by entering into master netting arrangements with counterparties for a significant volume of transactions. In general, master netting arrangements do not lead to the setting off of assets and liabilities included on the balance sheet as transactions are usually settled gross. The credit risk relating to favourable contracts is limited by master netting arrangements, however, to the extent that, if an event or cancellation occurs, all amounts involving the counterparty are frozen and settled net. Taking netting arrangements into account, the total fair value of the derivative contracts portfolio is a positive amount of 5,591 (7,116).

The total credit risk exposure of Rabobank from derivative financial instruments to which netting arrangements apply is highly sensitive to the closing of new transactions, lapsing of existing transactions and market movements in interest and exchange rates.

An additional method for managing the credit risk associated with derivative financial instruments and sale and repurchase contracts is the use of collateral arrangements.

5.3.4 Financial instruments not disclosed on the balance sheet

The main purpose of these instruments is to ensure that financial resources are available for clients when needed. Guarantees and stand-by letters of credit, which represent irrevocable commitments by Rabobank to make payments to third parties on behalf of clients if they are unable to fulfil their obligations, are exposed to the same risks as loans. Documentary and commercial letters of credit, which are written undertakings by Rabobank on behalf of clients authorising third parties to draw bills against Rabobank up to a preset amount subject to specific conditions, are backed by the delivery of the underlying goods to which they relate. Accordingly, the risk exposure of such an instrument is less than that of a direct loan.

Obligations to grant loans at specific rates of interest during a fixed period are included and recognised as derivative financial instruments, unless the obligations cease at the end of the period that appears to be required to carry out appropriate acceptance procedures. In that case, they are treated as transactions conforming to standard market conventions.

Promises to grant lending facilities represent unused partial authorisations to grant such facilities in the form of loans, guarantees or letters of credit. Regarding promises to grant credit facilities, Rabobank is potentially exposed to losses up to an amount equal to the unused commitments. However, the probable size of such losses is less than the total of the unused commitments, as most promises to grant credit facilities are made subject to the clients meeting certain conditions that apply to loans. Rabobank monitors the term to expiry of credit promises, as long-term commitments are generally associated with a higher risk than short-term commitments.

5.4 Currency risk

Rabobank is exposed to the effect of fluctuations in exchange rates on its financial position and cash flows. Just as for other market risks, the currency risk exposure of the trading books is managed using value-at-risk (VaR) limits set by the Executive Board. This risk is monitored on a daily basis. The non-trading books are exposed only to the translation risk on capital invested in foreign activities and on issues of Trust Preferred Securities not denominated in euros. To monitor and manage the translation risk, Rabobank follows a policy of protecting equity against exchange rate fluctuations. The following table shows the carrying amounts of Rabobank's assets and liabilities broken down by currency.

Carrying amount in millions of euros	EUR	GBP	USD	AUS	Other	Total
At 31 December 2005						
Assets						
Cash and cash equivalents	1,493	12	22	51	1,345	2,923
Due from other banks	17,536	9,109	22,336	123	3,961	53,065
Trading financial assets	13,606	4,942	10,204	178	10,081	39,011
Other financial assets at fair value through profit and loss	5,314	1,210	7,316	-	1,031	14,871
Derivative financial instruments	15,932	177	5,866	238	1,922	24,135
Loans to customers	236,790	7,008	45,395	7,563	7,695	304,451
Available-for-sale financial assets	22,776	157	22,339	459	5,490	51,221
Held-to-maturity financial assets	1,908	-	-	-	-	1,908
Investments in associates	2,618	-	3	8	342	2,971
Goodwill and other intangible assets	183	-	2	-	67	252
Property and equipment	2,843	29	190	12	41	3,115
Investment properties	768	-	-	-	-	768
Deferred tax assets	830	33	343	30	-	1,236
Other assets	3,824	257	1,450	140	636	6,307
Total assets	326,421	22,934	115,466	8,802	32,611	506,234

Carrying amount in millions of euros	EUR	GBP	USD	AUS	Other	Total
At 31 December 2005						
Liabilities						
Due to other banks	41,619	13,088	45,076	819	9,147	109,749
Due to other banks at fair value through profit and loss	-	-	239	-	-	239
Due to customers	157,756	8,834	16,075	1,070	2,692	186,427
Due to customers at fair value through profit and loss	11	21	-	-	-	32
Debt securities in issue	29,553	6,071	56,837	6,859	16,672	115,992
Debt securities in issue at fair value through profit and loss	10,731	247	6,143	507	1,705	19,333
Derivative financial instruments and other trade liabilities	20,208	541	5,584	286	1,462	28,081
Other debts	824	1,770	2,705	473	1,574	7,346
Insurance liabilities	2	-	-	1	-	3
Other financial liabilities at fair value through profit and loss	4,137	486	2,480	-	238	7,341
Provisions	883	14	5	22	7	931
Deferred tax liabilities	222	1	100	6	-	329
Employee benefits	1,400	18	19	-	-	1,437
Subordinated debt	1,162	-	1,483	-	-	2,645
Total liabilities	268,508	31,091	136,746	10,043	33,497	479,885
Net on-balance-sheet position	57,913	(8,157)	(21,280)	(1,241)	(886)	26,349
At 31 December 2004						
Total assets	343,963	18,540	65,438	13,150	42,483	483,574
Total liabilities	307,835	27,666	87,658	9,804	27,607	460,570
Net on-balance-sheet position	36,128	(9,126)	(22,220)	3,346	14,876	23,004

5.5 Liquidity risk

Rabobank is exposed to daily withdrawals from its available cash resources in the form of overnight deposits, current accounts, expiring deposits, early repayment of loans, guarantees, and out-of-the-margin and other calls on derivatives settled in cash. Rabobank holds no cash to meet these needs, as experience shows that a minimum level of reinvestment of maturing arrangements can be predicted with a high degree of probability. Rabobank uses a liquidity risk model that incorporates the trading and investment portfolios as a buffer for liquidity risk management. This is reflected in the balance sheet and the table below by the substantial items 'Trading financial assets', 'Available-for-sale financial assets' and 'Other financial assets at fair value through profit and loss'. In the event of a liquidity crisis, these assets can be utilised immediately to increase liquidity.

The table below shows Rabobank's assets and liabilities grouped by the liquidity period remaining between the balance sheet date and contractual repayment date.

Contract repayment date

In millions of euros	On demand	Less than 3 months	3 months to 1 year	1-5 years	More than 5 years	No repayment date	Total
At 31 December 2005							
Assets							
Cash and cash equivalents	1,990	253	18	-	-	662	2,923
Due from other banks	10,065	36,690	3,673	756	1,543	338	53,065
Trading financial assets	158	5,965	3,753	13,945	11,495	3,695	39,011
Other financial assets at fair value through profit and loss	-	8	104	1,955	10,344	2,460	14,871
Derivative financial instruments	12	2,542	2,591	7,777	11,212	1	24,135
Loans to customers	11,729	47,876	16,997	48,952	178,419	478	304,451
Available-for-sale financial assets	264	10,437	4,095	17,445	18,715	265	51,221
Held-to-maturity financial assets	-	230	635	1,019	24	-	1,908
Other assets	648	1,233	496	229	56	3,645	6,307
Total assets	24,866	105,234	32,362	92,078	231,808	11,544	497,892

Contract repayment date

In millions of euros	On demand	Less than 3 months	3 months to 1 year	1-5 years	More than 5 years	No repayment date	Total
At 31 December 2005							
Liabilities							
Due to other banks	7,068	88,762	7,187	5,436	1,242	54	109,749
Due to other banks at fair value through profit and loss	-	-	-	126	113	-	239
Due to customers	141,571	31,144	3,251	4,099	3,794	2,568	186,427
Due to customers at fair value through profit and loss	-	-	-	32	-	-	32
Debt securities in issue	4,112	50,862	12,643	35,672	12,700	3	115,992
Debt securities in issue at fair value through profit and loss	-	728	423	3,125	15,057	-	19,333
Derivative financial instruments and other trade liabilities	74	2,028	2,713	8,462	14,795	9	28,081
Other debts	697	1,757	1,114	298	105	3,375	7,346
Insurance liabilities	-	-	-	-	-	3	3
Other financial liabilities at fair value through profit and loss	591	317	339	3,570	2,517	7	7,341
Subordinated debt	-	-	-	64	2,547	34	2,645
Total liabilities	154,113	175,598	27,670	60,884	52,870	6,053	477,188
Net liquidity surplus/(deficit)	(129,247)	(70,364)	4,692	31,194	178,938	5,491	20,704
At 31 December 2004							
Total assets	36,686	78,260	36,836	98,136	213,684	13,487	477,089
Total liabilities	145,329	155,527	30,832	50,896	33,855	22,987	439,426
Net liquidity surplus/(deficit)	(108,643)	(77,267)	6,004	47,240	179,829	(9,500)	37,663

The above breakdowns were compiled on the basis of contract information, without taking into account the way the different balance sheet items change in practice. This is taken into account, however, for the day-to-day management of the liquidity risk. The regulations of the supervisory authority are also factored in. In relation to the liquidity criteria of De Nederlandsche Bank, Rabobank had a substantial liquidity surplus at 31 December 2005.

The terms of assets and liabilities and the ability to replace interest-bearing liabilities at acceptable costs when they fall due are major factors in assessing Rabobank's liquidity position and its exposure to movements in interest and exchange rates.

The liquidity requirements to meet payments under guarantees and stand-by letters of credit are substantially lower than the size of the liabilities, as Rabobank does not generally expect that the third party to such an arrangement will withdraw its resources. The total open position relating to contractual obligations to provide credit does not necessarily represent Rabobank's future cash resource needs, as many of these obligations will lapse or terminate without financing being required.

5.6 Market risk

Rabobank is exposed to market risk. A market risk arises on open positions in relation to interest rates, currencies and share-based products, all of which are subject to general and specific market movements. Rabobank employs a value-at-risk (VaR) method to estimate the market risk of positions it holds and the maximum expected losses. The method requires a number of assumptions to be made for different changes in market conditions. The Executive Board sets limits for the acceptable risks and these are monitored on a daily basis.

The criterion for the daily value that may be exposed to risk (VaR) is an estimate, at the 97.5% confidence level, of the potential losses that could occur when the existing positions are held unchanged for one trading day. The value for the criterion is selected in such way that daily losses exceeding the VaR should not occur more than once in 40 days on average. The actual results are assessed regularly to verify the validity of the assumptions, parameters and factors used in calculating the VaR.

As the VaR is an integral part of Rabobank's risk management processes for dealing with market risk, VaR limits are set for all trading activities. The actual exposures in relation to the limits together with a consolidated group VaR is tracked each day by management. The average daily VaR for Rabobank was 19 in 2005 (17). The highest and lowest VaR reported during the year were 25 (22) and 14 (11) respectively. This approach does not prevent losses exceeding these limits in the event of dramatic market swings.

5.7 Fair value of financial assets and liabilities

The table below shows the fair values of financial instruments based on the stated valuation methods and assumptions. This table is included because not all financial instruments are disclosed in the financial statements at fair value. The fair value is the amount for which an asset could be exchanged or a liability settled between two knowledgeable and willing parties in an arm's length transaction.

We use the market price as fair value if an active market exists (such as a stock market), as this is the best measure of the fair value of a financial instrument. However, market prices are not available for a large number of the financial assets and liabilities that Rabobank holds or issues. Hence, for financial instruments for which no market prices are available, the fair values shown in the table below have been estimated using the present value or the results of other estimation and valuation methods, based on the market conditions at the balance sheet date. The values produced using these methods are highly sensitive to the underlying assumptions used for the amounts as well as for the timing of future cash flows and the discount rates. The following methods and assumptions have been used:

Cash and cash equivalents: The fair value of cash and cash equivalents is assumed to be almost equal to their carrying amount. This assumption is also used for highly liquid investments and the current component of all other financial assets and liabilities.

Due from other banks: Due from other banks comprise interbank placings and items to be collected. The fair values of floating rate placings and overnight deposits are their carrying amounts. The estimated fair value of fixed-interest deposits is based on the present value of the cash flows, calculated using appropriate money market interest rates for debts with comparable credit risks and terms to maturity.

Financial assets and derivative financial instruments held for trading: Financial assets and derivative financial instruments held for trading are carried at fair value based on available quoted market prices. If quoted market prices are not available, the fair value is estimated from appropriate discounted cash-flow models and option valuation models.

Other financial assets at fair value through profit and loss: These financial assets are carried at fair value based on quoted prices in active markets if available. If not, they are estimated from comparable assets on the market, or using valuation methods, including appropriate discounted cash-flow models and option valuation models.

Loans to customers: The fair value of issued loans is estimated from the present value of the cash flows, using current market rates for similar loans. For variable-interest loans that are reviewed often and do not vary significantly in terms of credit risk, the fair value is based on the carrying amount until maturity.

Available-for-sale financial assets and held-to-maturity financial assets: Available-for sale financial assets and held-to-maturity financial assets are carried at fair value based on available quoted market prices. If quoted market prices are not available, the fair value is estimated from appropriate discounted cash-flow models and option valuation models.

Other financial assets: For almost all other financial assets, the carrying amount is a good approximation of the fair value.

Due to other banks: Due to other banks comprise interbank placings, items to be delivered and deposits. The fair values of floating rate placings and overnight deposits are their carrying amounts. The estimated fair value of fixed-interest deposits is based on the present value of the cash flows, calculated using ruling money market interest rates for debts with comparable credit risks and terms to maturity.

Trade liabilities: The fair value of trade liabilities is based on available quoted market prices. If quoted market prices are not available, the fair value is estimated from valuation models (such as discounted cash-flow models).

Other financial liabilities at fair value through profit and loss: The fair value of these liabilities is based on available quoted market prices. If quoted market prices are not available, the fair value is estimated from appropriate discounted cash-flow models and option valuation models. Other financial liabilities classified at fair value through profit and loss are immune to changes in Rabobank's credit rating.

Due to customers: Due to customers include current accounts and deposits. The fair value of savings and current accounts that have no specific termination date is assumed to be the amount payable on demand at the balance sheet date, i.e. their carrying amount at that date. The fair value of the deposits is estimated from the present value of the cash flows, based on current bid rates of interest for similar arrangements with terms to maturity that match the items to be measured. The carrying amount of variable-interest deposits is a good approximation to their fair value at the balance sheet date.

Debt and other instruments issued by Rabobank: The fair value of these instruments is calculated using quoted market prices. For notes for which no quoted market prices are available, a discounted cash flow model is used, based on a current yield curve appropriate for the term to maturity.

Other debts: The fair value of loans is estimated from the present value of the cash flows, based on current market rates for similar loans with terms to maturity that match the outstanding terms of the loans to be measured.

Off-balance-sheet instruments for obligations or guarantees: The fair value of off-balance-sheet instruments for obligations or guarantees is based on current fees for entering into such arrangements, taking into account the outstanding terms of the agreements and the creditworthiness of the counterparties.

In millions of euros	2005 Carrying amount	2005 Fair value	2004 Carrying amount	2004 Fair value
Assets				
Cash and cash equivalents	2,923	2,946	7,269	7,269
Due from other banks	53,065	52,919	41,050	41,118
Trading financial assets	39,011	39,011	32,646	32,646
Other financial assets at fair value through profit and loss	14,871	14,871	32,498	32,498
Derivative financial instruments	24,135	24,135	32,035	32,035
Loans to customers	304,451	311,417	273,946	281,981
Available-for-sale financial assets	51,221	51,221	48,320	48,320
Held-to-maturity financial assets	1,908	2,054	2,207	2,401
Total assets	**491,585**	**498,574**	469,971	478,268
Liabilities				
Due to other banks	109,749	108,721	96,347	96,356
Due to other banks at fair value through profit and loss	239	239	97	97
Due to customers	186,427	185,514	177,471	178,125
Due to customers at fair value through profit and loss	32	32	11	11
Debt securities in issue	115,992	116,227	97,520	100,374
Debt securities in issue at fair value through profit and loss	19,333	19,333	11,940	11,940
Derivatives and other trade liabilities	28,081	28,081	39,171	39,171
Subordinated debt	2,645	2,573	2,129	2,125
Total liabilities	**462,498**	**460,720**	424,686	428,199

The figures stated here represent the best possible estimates by management, based on a range of methods and assumptions.

If a quoted market price is available, this is the best estimate of fair value. If no quoted market prices are available for fixed-term securities, equity instruments, derivative financial instruments and commodity instruments, Rabobank bases the fair value on the present value of the future cash flows, discounted at market rates corresponding to the credit ratings and terms to maturity of the investments. Alternatively, a model-based price can be used to determine a suitable fair value.

Rabobank's policy is to have all models used for valuing financial instruments validated by competent staff who are independent of the staff who determine the fair values of the financial instruments.

In determining market or fair values, various factors have to be considered, such as the time value of money, volatility, underlying options, warrants and derivative financial instruments. Other factors are liquidity and the creditworthiness of the counterparty. Modifications to assumptions might affect the fair value of held-for-sale and available-for sale financial assets and liabilities.

The table below summarizes the valuation methodes used in determining the fair value of financial assets and liabilities except from current financial instruments, receivables and payables arising in the normal course of business. Because of the relatively short time between their initial recognition and expected realisation, the carrying amounts of these items are a good approximation of their fair values.

Measurement of financial instruments				**At 31 december**
	2005		2004	
In millions of euros	Fair value	%	Fair value	%
Quoted market prices	208,975	22%	220,891	24%
Valuation methods based on assumptions fully supported by demonstrable market prices or rates	750,319	78%	685,576	76%

5.8 Trust activities

Rabobank provides fiduciary, trustee, corporate accounting, and asset management services, as well as advisory services to third parties, as part of which it has to make decisions on the allocation, purchase and sale of a wide variety of financial instruments. Assets held in connection with fiduciary activities are not disclosed in these financial statements. For some of the arrangements, Rabobank has agreed to achieve yield targets for the assets under its management. With these services, Rabobank could be exposed to the risk of being held liable for inadequate management or performance.

6 Business segments

The business segments the Rabobank uses in its reporting are defined from a management viewpoint. This means they are the segments reviewed as part of Rabobank's strategic management and for the purpose of making business decisions.

Rabobank distinguishes five major business segments: Domestic retail banking, Wholesale and international retail banking, Asset management and investments, Leasing and Real Estate.

The other business activities of Rabobank comprise a variety of segments, none of which requires separate reporting.

Inter-segment transactions are conducted in accordance with normal commercial terms and market conditions.

Financial resources can be reallocated between segments, which leads to a reclassification of finance costs recognised in operating profit. The interest recognised on these financial resources is based on the cost of capital. No other material income or expense items arise between business segments. The assets and liabilities of a segment comprise operating assets and operating liabilities, in other words, a substantial part of the balance sheet, but excluding items relating to tax.

The accounting policies used for segment reporting are the same as those described in the section on the main accounting policies used in preparing the consolidated financial statements.

In millions of euros	Domestic retail banking	Wholesale and international retail banking	Asset Management and investments	Leasing	Real Estate	Other *	Total
For the year ended 31 December 2005							
External income	7,719	1,399	784	1,073	302	(1,914)	9,363
Income from other segments	(2,288)	827	(66)	(354)	(152)	2,033	-
Total income	5,431	2,226	718	719	150	119	9,363
Segment expense	3,910	1,536	468	484	42	241	6,681
Operating profit before tax	1,521	690	250	235	108	(122)	2,682
Income tax expense	497	117	76	57	30	(178)	599
Net profit for the year	1,024	573	174	178	78	56	2,083
Business unit assets	219,777	368,147	14,179	20,757	9,101	(128,698)	503,263
Investments in associates	15	215	154	4	18	2,565	2,971
Total assets	219,792	368,362	14,333	20,761	9,119	(126,133)	506,234
Business unit liabilities	205,141	359,787	13,546	19,262	8,496	(126,347)	479,885
Total liabilities	205,141	359,787	13,546	19,262	8,496	(126,347)	479,885
Additions to property and equipment	115	40	16	10	4	222	407
Depreciation and amortisation including amortisation of software	164	40	13	15	1	98	331
Value adjustments	175	259	-	92	1	(10)	517

* Including elimination between segments.

In millions of euros	Domestic retail banking	Wholesale and inter-national retail banking	Asset Management and investments	Leasing	Real Estate	Other *	Total
For the year ended 31 December 2004							
External income	7,557	1,315	731	993	241	(1,615)	9,222
Income from other segments	(2,384)	946	(78)	(352)	(115)	1,983	-
Total income	5,173	2,261	653	641	126	368	9,222
Segment expense	4,001	1,476	467	449	32	231	6,656
Operating profit before tax	1,172	785	186	192	94	137	2,566
Income tax expense	415	230	48	38	30	12	773
Net profit for the year	757	555	138	154	64	125	1,793
Business unit assets	201,458	333,802	13,220	17,489	8,041	(91,150)	482,860
Investments in associates	17	194	128	-	14	361	714
Total assets	201,475	333,996	13,348	17,489	8,055	(90,789)	483,574
Business unit liabilities	188,037	326,001	12,776	16,211	7,514	(89,969)	460,570
Total liabilities	188,037	326,001	12,776	16,211	7,514	(89,969)	460,570
Additions to property and equipment	136	24	15	273	2	71	521
Depreciation and amortisation including amortisation of software	172	42	17	11	1	78	321
Value adjustments	247	119	1	86	-	26	479

* Including elimination between segments.

In millions of euros	Business unit assets	Business unit liabilities	Income from external clients	Additions to property, equipment and intangible assets	Contingent liabilities and obligations
At 31 December 2004					
The Netherlands	309,969	303,724	8,785	311	44,285
Other countries in Euro zone	24,092	9,764	907	(15)	4,326
Rest of Europe (excl. Euro zone)	77,272	65,375	723	9	6,333
North America	56,133	72,615	407	69	9,599
Latin America	4,612	2,081	232	5	367
Asia	7,869	13,861	(32)	2	1,524
Australia and New Zealand	26,268	12,795	229	5	2,464
Other and consolidation effects	19	(330)	(1,888)	21	-
Total	506,234	479,885	9,363	407	68,898

In millions of euros	Business unit assets	Business unit liabilities	Income from external clients	Additions to property, equipment and intangible assets	Contingent liabilities and obligations
At 31 December 2004					
The Netherlands	310,098	302,856	9,144	479	38,573
Other countries in Euro zone	8,375	3,343	335	76	1,592
Rest of Europe (excl. Euro zone)	94,286	82,752	678	(2)	6,281
North America	26,072	36,678	867	(6)	12,834
Latin America	3,335	1,463	188	1	382
Asia	22,083	17,636	7	-	1,211
Australia and New Zealand	13,864	12,688	174	3	1,994
Other and consolidation effects	5,461	3,154	(2,171)	(30)	-
Total	483,574	460,570	9,222	521	62,867

7 Cash and cash equivalents

In millions of euros	2005	2004
Cash	675	689
Money market loans	67	13
Deposits at central banks other than mandatory reserve deposits	1,723	6,160
Cash and cash equivalents	2,465	6,862
Mandatory reserve deposits at central banks	458	407
Total cash and cash equivalents	2,923	7,269

Mandatory reserve deposits consist of deposits with De Nederlandsche Bank (the Dutch central bank) required under its minimum reserve policy. These deposits are not available to Rabobank for use in its daily business activities.

8 Due from other banks

In millions of euros	2005	2004
Deposits with other banks	13,387	12,001
Assets transferred under repurchase transactions	36,759	26,134
Loans	2,983	2,977
Less: value adjustments	(64)	(62)
Total due from other banks	53,065	41,050
Breakdown of value adjustments		
At 1 January	62	47
Additional value adjustment to due from other banks	6	15
Reversal of value adjustment to due from other banks	(5)	-
Value adjustments	1	15
Amounts written off during the year	-	(3)
Other changes	1	3
At 31 December	64	62

9 Trading financial assets

In millions of euros	2005 Listed	2005 Unlisted	2005 Total	2004 Listed	2004 Unlisted	2004 Total
Purchased loans	-	2,255	2,255	-	2,124	2,124
Short-term government securities	275	-	275	1,140	-	1,140
Government bonds	10,436	262	10,698	17,276	702	17,978
Other debt securities	15,828	793	16,621	2,409	148	2,557
Venture capital	3	1	4	-	5	5
Equity instruments	2,349	2,342	4,691	7,451	48	7,499
Other financial assets	4,208	259	4,467	20	1,323	1,343
Total	33,099	5,912	39,011	28,296	4,350	32,646

10 Other financial assets at fair value through profit and loss

In millions of euros	2005 Listed	2005 Unlisted	2005 Total	2004 Listed	2004 Unlisted	2004 Total
Short-term government securities	-	41	41	-		
Government bonds	794	299	1,093	2,218	-	2,218
Other debt securities	11,021	173	11,194	26,630	-	26,630
Venture capital	4	221	225	-	-	-
Equity instruments	2,236	-	2,236	3,438	5	3,443
Other trading financial assets	75	7	82	81	126	207
Total	14,130	741	14,871	32,367	131	32,498

11 Derivative financial instruments and other trade liabilities

11.1 Types of derivative financial instruments used by Rabobank

Forward currency and interest rate contracts are contractual obligations to receive or pay a net amount based on movements in exchange or interest rates, or to purchase or sell foreign currency or a financial instrument on a future date at a fixed specified price in an organised financial market. As collateral for forward contacts is provided in the form of cash, cash equivalents or marketable securities, and movements in the value of forward contracts are settled daily, the credit risk is negligible. **Forward rate agreements** are individually agreed forward interest rate contracts under which the difference between a contractually agreed interest rate and the market rate on a future date has to be settled in cash, based on a notional principal amount.

Currency and interest rate swaps are commitments to exchange one set of cash flows for another. Swaps entail an economic exchange of currencies or interest rates (such as a fixed rate for one or more variable rates, or a combination i.e., a cross-currency swap). Except for certain currency swaps, there is no transfer of the principal amount. The credit risk exposure of Rabobank represents the potential cost of replacing the swaps if the counterparties default. The risk is monitored continuously against current fair value, a portion of the notional amount of the contracts and the liquidity of the markets. As part of the credit risk management process, Rabobank employs the same methods for evaluating counterparties as it does for lending activities.

Currency and interest rate options are contracts under which the seller (known as the writer) gives the buyer (known as the holder) the right, entailing no obligation, to purchase (in the case of a call option) or sell (in the case of a put option) a specific amount of foreign currency or a specific financial instrument on or before an agreed date or during an agreed period at a price set in advance. As consideration for accepting the currency or interest rate risk, the writer receives a payment (known as a premium) from the holder. Options are traded on exchanges or between Rabobank and clients (OTC). Rabobank is exposed to credit risks only as option holder and only up to the carrying amount, which is equal to the fair value in this case.

Credit default swaps (CDSs) are instruments by means of which the seller of a CDS agrees to pay the buyer an amount equal to the loss that would be incurred by holding an underlying reference asset if a specific credit event were to occur (i.e. the materialisation of a risk). The buyer is under no obligation to hold the underlying reference asset. The buyer pays the seller a credit protection fee expressed in basis points, with the size of the fee depending on the credit spread of the reference asset.

11.2 Derivative financial instruments issued or held for trading

Rabobank trades in financial instruments to take positions in tradeable or OTC instruments, including derivative financial instruments, so that it can profit from short-term movements on share and bond markets and in exchange and interest rates. For this type of trading, Rabobank sets risk limits relating to market positions at the end of the day (overnight trades) as well as during the day (intraday trades). Apart from specific hedging rules, the currency and interest rate risks associated with these derivative financial instruments are usually offset by taking counter positions in order to manage the volatility in the net cash or cash equivalent amounts needed to liquidate the market positions.

Derivative financial instruments held as hedges

Rabobank concludes various derivative contracts that are intended as fair value, cash flow or net investment hedges, and which accordingly qualify as such. Rabobank also concludes derivative contracts as hedges against economic risks. It does not apply hedge accounting to these contracts.

Fair value hedges

Most of Rabobank's fair value hedges are interest rate and cross currency swaps that provide protection against a potential decrease in the fair value of fixed-interest financial assets or a potential increase in the fair value of clients' time deposits in local as well as foreign currencies. The net fair value of these swaps at 31 December 2005 was 3,757 (3,622).
Rabobank hedges part of its currency risk exposure relating to available-for-sale shares with fair value hedges in the form of currency futures contracts. The net fair value of these forward currency contracts at 31 December 2005 was 7 (-54).

For the year ended 31 December 2005, Rabobank recognised a loss of 26 (21) on the portion of the fair value hedges classified as ineffective.

Cash flow hedges

Rabobank makes almost no use of cash flow hedges.

Net investment hedges

Rabobank uses forward currency contracts to hedge part of the translation risk on net investments in foreign entities.

At 31 December 2005, forward contracts with a total notional amount of 2,922 (2,371) were classified as net investment hedges. These contracts produced losses totalling 169 (gains totalling 65), which were recognised in equity. No deductions from equity were made during the year (-).

11.3 Notional amount and fair value

Although the notional amount of certain types of financial instruments provides a basis for comparing instruments that are included on the balance sheet, it does not necessarily represent the related future cash flows or the fair values of the instruments. Hence, it does not represent the exposure of Rabobank to credit or exchange risks. The notional amount is the value of the underlying asset or reference rate or index of a derivative financial instrument and forms the basis for measuring changes in the value of such instruments. It provides an indication of the volume of transactions executed by Rabobank; it is not a measure of risk exposure, however. Some derivative financial instruments are standardised in terms of notional amount or settlement date, having been designed for trading on active markets (i.e. on stock exchanges). Others are specifically constructed for individual clients and not for trading on an exchange, even though they can be traded at prices negotiated by buyers and sellers (OTC instruments).

A positive fair value represents the cost for Rabobank to replace all contracts on which it will be entitled to receive payment. Replacement would apply in the event of all counterparties remaining in default. This is the standard method in the industry for calculating the current credit risk exposure. A negative fair value represents the cost for Rabobank to replace all contracts on which it will have to make payment. Replacement would apply in the event of Rabobank remaining in default. The total of positive fair values and the total of negative fair values are disclosed separately in the balance sheet. Derivative financial instruments are favourable (if passive) or not favourable (if not passive) as a result of swings in market or exchange rates in relation to their contract values. The total contract or notional amount of derivative financial instruments held, the degree to which these instruments are favourable or not favourable, and hence the total fair value of the derivative financial assets and liabilities can sometimes fluctuate significantly.

The table below shows the notional amounts and the positive and negative fair values of Rabobank's derivative contracts (including those relating to closed derivative positions).

In millions of euros	Contract/ Notional amount	Fair value	
		Assets	Liabilities
At 31 December 2005			
Derivative financial instruments held for trading			
Currency derivative financial instruments			
Unlisted tradeable contracts (OTC)			
Forward currency contracts	219,249	2,497	2,493
Currency swaps	4,326	362	424
OTC currency options	6,871	6	7
Listed tradeable contracts			
Options	51	-	7
Total currency derivative financial instruments	230,497	2,865	2,931
Interest rate derivative financial instruments			
Unlisted tradeable contracts (OTC)			
Interest rate swaps	1,128,741	14,582	15,500
Cross-currency interest rate swaps	63,340	2,040	1,383
Forward rate agreements	209,925	45	55
OTC interest rate options	120,935	1,688	1,738
Total OTC contracts	1,522,941	18,355	18,676
Listed tradeable contracts			
Interest rate swaps	226,942	7	13
Total interest rate derivative financial instruments	1,749,883	18,362	18,689
Credit derivative contracts			
Credit default swaps	25,452	398	321
Total return swaps	14,311	151	126
Total credit derivative financial instruments	39,763	549	447
Precious metals contracts			
Unlisted tradeable contracts (OTC)			
Forward contracts	4	-	-
Total precious metals contracts	4	-	-

In millions of euros	Contract/ Notional amount	Fair value	
		Assets	Liabilities
Equity instruments/index derivative financial instruments			
Unlisted tradeable contracts (OTC)			
Options	6,383	71	1,704
Listed tradeable contracts			
Futures	168	-	-
Options	2,927	1,656	-
Total equity instruments/index derivative financial instruments	9,478	1,727	1,704
Other derivative financial instruments	43	85	-
Total derivative financial assets/liabilities held for trading	2,029,668	23,588	23,771
Derivative financial instruments classified as fair value hedges			
Forward currency contracts	51	-	-
Currency swaps	1,129	-	7
Interest rate options	5,536	-	-
Interest rate swaps	29,762	448	3,951
Cross-currency interest rate swaps	7,246	98	352
Total derivative financial instruments classified as fair value hedges	43,724	546	4,310
Derivative financial instruments classified as cash flow hedges			
Interest rate swaps	36	1	-
Total derivative financial assets/liabilities classified as hedges	43,760	547	4,310
Total derivative financial assets/liabilities recognised	2,073,428	24,135	28,081

In millions of euros	Contract/ Notional amount	Fair value Assets	Liabilities
At 31 December 2004			
Derivative financial instruments held for trading			
Currency derivative financial instruments			
Unlisted tradeable contracts (OTC)			
Forward currency contracts	173,950	7,087	8,457
Currency swaps	3,665	6,056	7,604
OTC currency options	5,989	(444)	(278)
Listed tradeable contracts			
Currency futures	284	6	1
Options	-	1	1
Total currency derivative financial instruments	183,888	12,706	15,785
Interest rate derivative financial instruments			
Unlisted tradeable contracts (OTC)			
Interest rate swaps	1,267,761	13,403	14,530
Cross-currency interest rate swaps	56,959	2,011	2,060
Forward rate agreements	231,316	87	109
OTC interest rate options	93,774	790	385
Total OTC contracts	1,649,810	16,291	17,084
Listed tradeable contracts			
Interest rate futures	275,825	9	6
Interest rate options	2,708	-	-
Total interest rate derivative financial instruments	1,928,343	16,300	17,090
Credit derivative contracts			
Credit default swaps	18,166	544	270
Total return swaps	18,984	217	135
Total credit derivative financial instruments	37,150	761	405
Precious metals contracts			
Unlisted tradeable contracts (OTC)			
Forward contracts	14	-	1
Total precious metals contracts	14	-	1

In millions of euros	Contract/ Notional amount	Fair value	
		Assets	Liabilities
Equity instruments/index derivative financial instruments			
Unlisted tradeable contracts (OTC)			
Options	25	415	1,358
	25	415	1,358
Listed tradeable contracts			
Options	-	832	-
Total equity instruments/index derivative financial instruments	25	1,247	1,358
Other derivative financial instruments	-	187	-
Total derivative financial assets/liabilities held for trading	2,149,420	31,201	34,639
Derivative financial instruments held as hedges			
Derivative financial instruments classified as fair value hedges			
Currency options	392	-	-
Currency swaps	199	199	254
Interest rate swaps	13,617	564	3,741
Cross-currency interest rate swaps	18,156	64	509
Total derivative financial instruments classified as fair value hedges	32,364	827	4,504
Derivative financial instruments classified as cash flow hedges			
Interest rate swaps	50	7	28
Total derivative financial instruments classified as cash flow hedges	50	7	28
Total derivative financial assets/liabilities classified as hedges	32,414	834	4,532
Total derivative financial assets/liabilities recognised	2,181,834	32,035	39,171

12 Loans to customers

		At 31 december
In millions of euros	2005	2004
Loans initiated by Rabobank:		
Loans to government clients		
Leasing	7	8
Payables relating to securities transactions	1,459	2,564
Other	1,046	1,608
Loans to private clients:		
Overdrafts	9,280	9,299
Mortgages	200,701	183,207
Leasing	14,472	12,136
Payables relating to securities transactions	22,025	18,570
Other	57,818	48,571
Gross loans to customers	306,808	275,963
Less: changes in loans to customers	(2,357)	(2,017)
Total loans to customers	304,451	273,946

In millions of euros	2005	2004
Value adjustments in loans to customers		
Value adjustments in loans to customers can be broken down as follows:		
At 1 January	2,017	1,919
Additional value adjustment for credit losses	826	801
Reversal of value adjustment for credit losses	(251)	(319)
Defaulting loans written off during the year	(364)	(399)
Other changes	129	15
Total value adjustments in loans to customers	2,357	2,017

Finance leases

Loans to customers also includes receivables from finance leases, which can be broken down as follows:

In millions of euros	2005	2004
Receivables from gross investment in finance leases:		
Shorter than 1 year	5,852	5,034
Longer than one year but not longer than five years	9,494	8,017
Longer than 5 years	394	305
Total receivables from gross investment in finance leases	15,740	13,356
Unearned deferred finance income from finance leases	1,450	1,353
Net investment in finance leases	14,290	12,003

In millions of euros	2005	2004
Net investment in finance leases can be broken down as follows:		
Shorter than 1 year	5,317	4,541
Longer than one year but not longer than five years	8,610	7,190
Longer than 5 years	363	272
Net investment in finance leases	14,290	12,003

The provision for finance leases included in value adjustments amounted to 189 at 31 December 2005 (141).

13 Available-for-sale financial assets

	2005			2004		
In millions of euros	Listed	Unlisted	Total	Listed	Unlisted	Total
Loans granted	-	2,240	2,240	-	2,619	2,619
Short-term government securities	713	55	768	734	(18)	716
Government bonds	20,714	3,943	24,657	17,498	2,767	20,265
Other debt instruments	8,188	7,611	15,799	11,749	5,856	17,605
Equity instruments	155	7,038	7,193	1,351	4,122	5,473
Other available-for-sale financial assets	407	157	564	350	1,292	1,642
Total available-for-sale financial assets	30,177	21,044	51,221	31,682	16,638	48,320

Gains and losses on available-for-sale financial assets:

In millions of euros	2005	2004
Derecognised available-for-sale financial assets	38	27

The changes in available-for-sale financial assets can be broken down as follows:

In millions of euros	2005	2004
Opening balance	48,320	45,109
Translation differences on monetary assets	2,225	(1,011)
Additions	16,243	19,046
Disposals (sale and redemption)	(15,219)	(13,818)
Gains/(losses) from changes in fair value	88	536
Value adjustments	(120)	(1,309)
Other changes	(316)	(233)
Closing balance	51,221	48,320

14 Held-to-maturity financial assets

	2005			2004		
In millions of euros	Listed	Unlisted	Total	Listed	Unlisted	Total
Government bonds	1,580	-	1,580	1,870	-	1,870
Other debt instruments	328	-	328	337	-	337
Total held-to-maturity financial assets	1,908	-	1,908	2,207	-	2,207

The changes in held-to-maturity financial assets can be broken down as follows:

In millions of euros	2005	2004
Opening balance	2,207	2,309
Additions	241	611
Disposals (sale and redemption)	(527)	(684)
Value adjustments	(13)	(29)
Closing balance	1,908	2,207

15 Investments in associates

In millions of euros	2005	2004
Opening balance	714	327
Purchases	2,376	256
Sales	(2)	(4)
Share of profit of associates before taxation	29	(1)
Share of income tax of associates	-	(15)
Dividends paid	(8)	(1)
Foreign exchange differences	1	(2)
Other	(139)	154
Total	2,971	714

At 31 October 2005, Rabobank acquired a 32% interest in Eureko in exchange for its interest in Interpolis.

16 Goodwill and other intangible assets

In millions of euros	Goodwill	Software developed in-house	Insurance portfolio	Total
Year ended 31 December 2005				
Net opening carrying amount	112	76	16	204
Foreign exchange differences	(3)	-	-	(3)
Additions	42	85	3	130
Acquisition/disposal of subsidiaries	3	(37)	-	(34)
Other	-	7	-	7
Amortisation	-	(47)	(5)	(52)
Net closing carrying amount	154	84	14	252
Cost	154	213	45	412
Accumulated amortisation	-	(129)	(31)	(160)
Net carrying amount	154	84	14	252

In millions of euros	Goodwill	Software developed in-house	Insurance portfolio	Total
Year ended 31 December 2004				
Net opening carrying amount	-	32	14	46
Additions	96	67	9	172
Disposals	-	(2)	-	(2)
Acquisition/disposal of subsidiaries	(14)	1	-	(13)
Other	30	(4)	-	26
Amortisation	-	(18)	(7)	(25)
Net closing carrying amount	112	76	16	204
Cost	112	148	42	302
Accumulated amortisation	-	(72)	(26)	(98)
Net carrying amount	112	76	16	204

Rabobank makes limited use of fully amortised software and other intangible assets.

17 Property and equipment

In millions of euros	Land and buildings	Equipment	Total
Year ended 31 December 2005			
Net opening carrying amount	2,079	1,234	3,313
Foreign exchange differences	8	7	15
Purchases	104	246	350
Acquisition of subsidiaries	34	23	57
Disposals	(48)	(16)	(64)
Disposal of subsidiaries	(201)	(51)	(252)
Depreciation	(104)	(190)	(294)
Other	8	(18)	(10)
Net closing carrying amount	1,880	1,235	3,115
Cost	3,123	2,348	5,471
Accumulated depreciation	(1,243)	(1,113)	(2,356)
Net carrying amount	1,880	1,235	3,115

In millions of euros	Land and buildings	Equipment	Total
Year ended 31 December 2004			
Net opening carrying amount	2,099	1,198	3,297
Foreign exchange differences	(4)	(7)	(11)
Additions	38	447	485
Acquisition of subsidiaries	30	6	36
Disposals	(63)	(109)	(172)
Disposal of subsidiaries	(19)	(1)	(20)
Depreciation	(104)	(213)	(317)
Other	102	(87)	15
Net closing carrying amount	2,079	1,234	3,313
Cost	3,269	2,724	5,993
Accumulated depreciation	(1,190)	(1,490)	(2,680)
Net carrying amount	2,079	1,234	3,313

18 Investment properties

In millions of euros	2005	2004
Net opening carrying amount	1,178	1,160
Purchases	105	52
Acquisition of subsidiaries	-	5
Sales	(90)	-
Disposals	-	(2)
Disposal of subsidiaries	(395)	(37)
Other	(30)	-
Net closing carrying amount	**768**	1,178

The fair value and carrying amount are practically equal.

In millions of euros	2005	2004
Cost	878	1,250
Accumulated depreciation	(110)	(72)
Net carrying amount	**768**	1,178

The remaining maturity of investment properties is less than 10 years.

19 Other assets

In millions of euros	2005	2004
Receivables and prepayments	1,522	1,748
Accrued income	265	388
Prepaid taxes	(37)	397
Taxes receivable	247	183
Assets held for sale	22	98
Accrued interest	1,836	1,850
Precious metals, goods and warehouse receipts	577	343
Assets in progress	123	96
Capitalised acquisition costs	-	174
Reinsurance assets	-	388
Other assets	1,752	1,441
Less: provision for impairment losses on other assets	-	12
Total other assets	6,307	7,118

20 Due to other banks

In millions of euros	2005	2004
Other loans	4,868	5,945
Money market deposits	594	723
Time deposits	71,920	58,530
Other deposits	11,871	8,251
Repurchase contracts	20,496	22,898
Total due to other banks	109,749	96,347

21 Due to other banks at fair value through profit and loss

This item relates to time deposits.

22 Due to customers

In millions of euros	2005	2004
Savings	86,181	78,325
Current accounts/settlement accounts	48,240	43,376
Time deposits	36,162	35,377
Repurchase contracts	5,392	3,907
Other due to customers	10,452	16,486
Total due to customers	186,427	177,471

At year-end, client accounts included deposits amounting to 8 (4) that were held as collateral for irrevocable commitments in connection with letters of import credit.

23 Due to customers at fair value through profit and loss

This item relates to time deposits.

24 Debt securities in issue

	2005			2004		
In millions of euros	Listed	Unlisted	Total	Listed	Unlisted	Total
Certificates of deposit	-	21,814	21,814	-	21,738	21,738
Commercial paper	-	38,071	38,071	-	29,301	29,301
Bonds	50,627	3,453	54,080	40,298	3,245	43,543
Other debt securities	1,468	559	2,027	2,494	444	2,938
Total debt securities	52,095	63,897	115,992	42,792	54,728	97,520

25 Debt securities in issue at fair value through profit and loss

	2005			2004		
In millions of euros	Listed	Unlisted	Total	Listed	Unlisted	Total
Bonds	17,672	-	17,672	11,300	-	11,300
Other debt securities	1,661	-	1,661	640	-	640
Total debt securities	19,333	-	19,333	11,940	-	11,940

26 Other debts

In millions of euros	2005	2004
Payables	3,439	1,967
Dividends payable	69	38
Income tax expense	283	291
Accrued interest	2,242	2,773
Other	1,313	2,581
Total other debts	7,346	7,650

27 Other financial liabilities at fair value through profit and loss

In millions of euros	2005	2004
Short share positions	923	2,567
Short bond positions	6,418	4,523
Total	7,341	7,090

28 Provisions

Rabobank recognised the following provisions during the year:

In millions of euros	2005	2004
Restructuring provision	343	326
Leave and long-term employment provision	1	2
Legal issues provision	227	264
Other	360	489
Total	931	1,081
Restructuring provision		
Opening balance	326	273
Additional provisions recognised in profit and loss	161	164
Used during the year	(144)	(111)
Closing balance	343	326
Leave and long-term employment provision		
Opening balance	2	2
Additional provisions recognised in profit and loss	-	1
Used during the year	(1)	(1)
Closing balance	1	2
Legal issues provision		
Opening balance	264	264
Additional provisions recognised in profit and loss	65	56
Used, or released during the year	(102)	(56)
Closing balance	227	264
Other		
Opening balance	489	255
Additional provisions recognised in profit and loss	19	365
Used, or released during the year	(148)	(131)
Closing balance	360	489
Total provisions	931	1,081

Other includes provisions for loss-making contracts, credit guarantees and tax claims.

Maturity of the Rabobank provisions (excluding provisions for employee benefits and doubtful debts)					
In millions of euros	Less than 1 year	1-3 years	3-5 years	More than 5 years	Total
At 31 December 2005					
Maturity of the provisions	223	618	73	17	931

29 Deferred tax

Deferred tax assets and liabilities are measured for all temporary differences using the 'liability' method and an effective tax rate of 29.1% (30.0%). Changes in the deferred income tax account can be broken down as follows:

In millions of euros	2005	2004
Deferred tax assets		
Opening balance	1,076	1,046
(Charged)/taken to profit and loss		
- in respect of rate changes	(44)	(64)
- other	65	12
Available-for-sale financial assets		
- remeasurement of fair value	28	-
Foreign exchange differences	58	(8)
Acquisition/(disposal) of subsidiary	2	(9)
Other	51	99
Closing balance	1,236	1,076
Deferred tax liabilities		
Opening balance	223	211
(Charged)/taken to profit and loss		
- in respect of rate changes	(5)	(1)
Available-for-sale financial assets		
- remeasurement of fair value	51	57
Cash flow hedges		
- remeasurement of fair value	10	-
Foreign exchange differences	12	(8)
Acquisition/(disposal) of subsidiary	(175)	(11)
Other	213	(25)
Closing balance	329	223

In millions of euros	2005	2004
Deferred tax assets		
Pensions and other post-employment benefits	497	683
Value adjustments	47	41
Other provisions	161	66
Hedged client deposits	176	337
Carry-forward losses	374	104
Property and equipment	(11)	(16)
Other temporary differences	(8)	(139)
Total deferred tax assets	1,236	1,076
Deferred tax liabilities		
Pension and other post-employment benefits	(2)	8
Value adjustments	1	1
Other provisions	-	1
Cash flow hedges	11	1
Carry-forward losses	5	20
Other temporary differences	314	192
Total deferred tax assets	329	223

The deferred tax expense relates to the following temporary differences:

In millions of euros	2005	2004
Property and equipment	5	2
Pension and other post-employment benefits	1	(5)
Value adjustments	4	(10)
Other provisions	18	3
Carry-forward losses	(34)	(2)
Other temporary differences	(20)	63
Deferred tax expense	(26)	51

Deferred tax assets and deferred tax liabilities are offset if a legally enforceable right exists to set off current tax assets against current tax liabilities and the deferred tax items relate to the same taxation authority.

30 Employee benefits

In millions of euros	2005	2004
Pension plans	838	1,247
Other post-employment benefits	74	276
Other employee benefits	525	435
Total pension liabilities	1,437	1,958

30.1 Pension plans

Rabobank has implemented several pension plans covering a significant percentage of its employees. Most of the plans are average pay defined benefit plans, some of which are administered by pension funds. The assets of the fund-administered plans are held independent of Rabobank assets and are managed by the trustees of the funds. These plans are valued each year by independent actuaries using the method prescribed by IFRS. The most recent actuarial valuations were carried out at the end of 2005.

The weighted average of the principal actuarial assumptions used in the valuation of the provision for defined benefit plans at 31 December (% per annum) are:

	2005	2004
Discount rate	4	4.5
Expected salary accrual rate	3	3
Consumer price inflation (indexation)	2	2
Expected return on investments	5	5.25

In millions of euros	2005	2004
Present value of liabilities administered by funds	9,676	8,593
Fair value of plan assets	(8,739)	(7,820)
	937	773
Present value of liabilities not administered by funds	1	8
Unrecognised actuarial gains/(losses)	(62)	466
Unrecognised backservice costs	(38)	-
Net liabilities	838	1,247

In millions of euros	2005	2004
Present value of liabilities administered by funds		
Present value of entitlements at 1 January	8,593	8,137
Interest	353	391
Increase in entitlements during the year	355	392
Benefits paid	(126)	(128)
Pension plan changes	309	-
Deconsolidation effects	(992)	-
Expected present value of entitlements at 31 December	8,492	8,792
Actuarial result	1,184	(199)
Present value of entitlements at 31 December	9,676	8,593
Fair value of plan assets		
Fair value of assets at 1 January	7,820	6,961
Expected income from investments	376	387
Premiums	947	316
Benefits paid	(126)	(128)
Deconsolidation effects	(904)	-
Expected fair value of assets at 31 December	8,113	7,536
Actuarial result	626	284
Fair value of assets at 31 December	8,739	7,820
Actual income from investments		
Expected income from investments	376	387
Actuarial result	626	284
Actual income from investments	1,002	671

The amounts recognised in consolidated profit and loss for the year are as follows:

In millions of euros	2005	2004
Costs based on period of employment during the year	355	392
Interest on liabilities	353	391
Expected income from plan assets	(376)	(387)
Pension plan changes	271	-
Gains and losses on discounts, settlements and costs	17	17
Total cost for defined benefit plans	620	413

30.2 Other post-employment benefits

Besides pension plans, Rabobank has a number of other post-employment benefit plans. The recognition method and measurement frequency are the same as for the defined benefit plans.

In addition to the assumptions used for the pension plans, the principal actuarial assumption used is a 4% increase in healthcare costs.

In millions of euros	2005	2004
Present value of liabilities not administered by funds	87	293
Unrecognised actuarial gains/(losses)	(13)	(17)
Net liabilities	74	276

The amounts recognised in consolidated profit and loss are as follows:

In millions of euros	2005	2004
Costs based on employment period during the year	15	13
Interest on liabilities	14	13
Actuarial result	36	-
Release of provision	(262)	-
Total costs	(197)	26

31 Subordinated debt

In millions of euros	2005	2004
Subordinated debt	2,645	2,129

This subordinated debt includes loans relating to Trust Preferred Securities I and II, Rabobank Nederland, ACCBank and FGH Bank N.V.

In millions of euros	2005	2004
Trust Preferred Securities I and II		
At 1 January	1,927	2,037
Revaluation and other adjustments	206	(110)
Repayments	(650)	-
At 31 December	**1,483**	**1,927**

In 1999, 26 million non-cumulative Trust Preferred Securities with an expected distribution of 7% were issued by Rabobank Capital Funding Trust, Delaware, a group company of Rabobank Nederland. The total proceeds from this issue amounted to 650. As from 31 December 2004, Rabobank Capital Funding Trust has the right, after receiving prior written approval from De Nederlandsche Bank, to repurchase these Trust Preferred Securities on each distribution date (once a quarter). The trust exercised this right in the year under review to repay the loan.
In 2003, 1.75 million non-cumulative Trust Preferred Securities were issued by Rabobank Capital Funding Trust II, Delaware, a group company of Rabobank Nederland. The expected distribution is 5.26% until 31 December 2013, after which the expected distribution is equal to the three-month USD LIBOR plus 1.6275%. The total proceeds from this issue amounted to USD 1,750 million. As from 31 December 2013, these Trust Preferred Securities can be repurchased on each distribution date (which is once a quarter) after prior written approval is received from De Nederlandsche Bank.

Rabobank Nederland issued a variable interest rate loan of 1,000 in 2005, with the rate subject to review every three months.

The subordinated loan of ACCBank is a loan of 63 bearing interest at a variable rate. The loan matures in 2008. The interest expense recognised in 2005 was 1.9.

The subordinated loan of FGH Bank NV consists of five loans. Two loans of 7.5 and 5 respectively, each bearing a variable rate of interest and repayable in 2011. A loan of 10 bearing a current interest rate of 6.25%, increasing to 6.75% after five years. The loan matures in 2012. A loan of 40 bearing a fixed rate of interest of 6% and repayable in 2012. A further loan of 0.7 bearing a variable rate of interest and repayable in 2012.

32 Contingencies and commitments

Credit related liabilities

Credit granting liabilities represent the unused portions of funds authorised for the granting of credit in the form of loans, guarantees, letters of credit and other lending related financial instruments. Rabobank's credit risk exposure from credit granting liabilities consists of potential losses amounting to the unused portion of the authorised funds. The total expected loss is lower than the total unused funds, however, as credit granting liabilities are subject to the clients in question continuing to meet specific standards of creditworthiness. Guarantees represent irrevocable undertakings that, provided certain conditions are met, Rabobank will make payments on behalf of clients if they are unable to meet their financial obligations to third parties. Rabobank also accepts credit granting liabilities in the form of credit facilities made available to ensure that clients' liquidity requirements can be met, but which have not yet been drawn upon.

In millions of euros	2005	2004
Guarantees	7,021	6,550
Credit granting liabilities	60,636	55,075
Letters of credit	1,223	1,199
Contingent liabilities	18	43
Total credit related and contingent liabilities	**68,898**	**62,867**

Liabilities relating to operating leases

Rabobank has taken on various operating lease contracts as lessee. The future net minimum lease payments under non-cancellable operating leases can be broken down as follows:

In millions of euros	2005	2004
Shorter than 1 year	7	7
Longer than one year but not longer than five years	13	17
Longer than 5 years	-	1
Total liabilities relating to operating leases	**20**	**25**

Payments receivable from operating leases

Rabobank has taken on various operating lease contracts as lessor. The future net minimum lease payments receivable from non-cancellable operating leases can be broken down as follows:

In millions of euros	2005	2004
Earlier than 1 year	277	226
Later than one year but not later than five years	795	647
Later than 5 years	99	81
Total payments receivable from operating leases	**1,171**	**954**

33 Equity

Equity of Rabobank Nederland and local Rabobanks

In millions of euros	2005	2004
Foreign currency translation reserve	93	71
Revaluation reserve for available-for-sale financial assets	184	478
Hedging reserve for cash flow hedges	1	-
Retained earnings	15,172	13,469
Total reserves and retained earnings at year end	15,450	14,018
Foreign currency translation reserve		
Opening balance	71	127
Currency translation differences emerging during the year	22	(56)
Closing balance	93	71
Revaluation reserve available-for-sale financial assets		
Opening balance	478	·212
Net gains/(losses) from fair value changes	(174)	491
Deferred tax assets and liabilities	12	(121)
Losses reclassified under profit as a result of impairment losses	-	2
Net (gains)/losses reclassified under profit at disposal	(132)	(111)
Other	-	5
Closing balance	184	478

In millions of euros	2005	2004
Hedging reserve for cash flow hedges		
Opening balance	-	-
Gains/(losses) from fair value changes	1	-
Closing balance	1	-
Retained earnings		
Opening balance	13,469	12,162
Net profit	2,083	1,793
Payment on Rabobank Member Certificates and Trust Preferred Securities	(322)	(237)
Other	(58)	(249)
Closing balance	15,172	13,469
Total reserves and retained earnings	15,450	14,018

34 Rabobank Member Certificates issued by group companies

Members' capital relates to the Member Certificates issued in 2000, 2001, 2002 and 2005. In 2000, Rabobank Ledencertificaten N.V. (RLC), a group company of Rabobank Nederland, issued 40 million shares. The total proceeds from this issue amounted to 1,000. In 2000, RLC granted Rabobank Nederland a 900 deep-subordinated loan with a term of 31 years.
In 2001, RLC issued an additional 60 million shares. The total proceeds of this issue amounted to 1,575. In 2001, RLC granted Rabobank Nederland a 1,350 deep-subordinated loan with a term of 30 years. In 2002, RLC II issued an additional 17 million shares. The total proceeds of this issue amounted to 1,747. In 2002, RLC II granted Rabobank Nederland a 1,487 deep-subordinated loan with a term of 32 years. In 2005, RLC III issued an additional 40 million shares. The total proceeds of this issue amounted to 2,000. In 2005, RLC III granted Rabobank Nederland a 1,999 deep-subordinated loan with a term of 35 years.
At year-end 2005, the number of shares held by members and employees was 98,576,672 (98,388,376) with a net asset value of 2,530 (2,528), 16,277,476 (16,361,759) shares with a net asset value of 1,713 (1,725) and 39,478,422 shares with a net asset value of 1,974.
Subject to the prior written approval of De Nederlandsche Bank, the loan may be repaid ahead of schedule on 29 June 2006 and every subsequent 29 June. The loan granted by RLC II can be repaid ahead of schedule on 29 December 2012. The loan granted by RLC III can be repaid early on 29 September 2035 and on the 29th of the third month of every quarter thereafter.
Since the proceeds of the issue are available to Rabobank on a perpetual and highly subordinated basis (also subordinate to the Trust Preferred Securities) and since in principle no distribution is made if the consolidated profit and loss account of Rabobank shows a loss for any financial year, the issue proceeds, insofar as they have been lent on to Rabobank Nederland, are recognised in equity in proportion to the number of shares held by members and employees.
The distribution per certificate in 2005 was 1.25 for RLC I, 4.5 for RLC II and 0.3 for RLC III. RLC has the right not to make a distribution.

Rabobank Member Certificates

In millions of euros	2005	2004
Changes during the year:		
Opening balance	3,840	3,853
Rabobank Member Certificates issued and cancelled during the year	1,971	(13)
Closing balance	5,811	3,840

35 Trust Preferred Securities III to VI issued by group companies

In 2004, four tranches of non-cumulative variable-interest shares were issued.

- Rabobank Capital Funding Trust III, Delaware, a group company of Rabobank Nederland, issued 1.50 million non-cumulative Trust Preferred Securities. The expected distribution is 5.254% until 21 October 2016. For the period 21 October 2016 to 31 December 2016 inclusive, the expected distribution is equal to the USD LIBOR interpolated for the period, plus 1.5900%. The trust has the right not to make a distribution. Thereafter, the expected distribution is equal to the three-month USD LIBOR plus 1.5900%. The total proceeds from this issue amounted to USD 1,500 million. As from 21 October 2016, these Trust Preferred Securities can be repurchased on each distribution date (which is once a quarter) after prior written approval is received from De Nederlandsche Bank.
- Rabobank Capital Funding Trust IV, Delaware, a group company of Rabobank Nederland, issued 350 thousand non-cumulative Trust Preferred Securities. The expected distribution is 5.556% until 31 December 2019, after which the expected distribution is equal to the six-month GBP LIBOR plus 1.4600%. The trust has the right not to make a distribution. The total proceeds from this issue amounted to GBP 350 million. As from 31 December 2019, these Trust Preferred Securities can be repurchased on each distribution date (which is once every half-year) after prior written approval is received from De Nederlandsche Bank.
- Rabobank Capital Funding Trust V, Delaware, a group company of Rabobank Nederland, issued 250 thousand non-cumulative Trust Preferred Securities. The expected distribution is equal to the three-month BBSW plus 0.6700% until 31 December 2014 inclusive, after which the expected distribution is equal to the three-month BBSW plus 1.6700%. The trust has the right not to make a distribution. The total proceeds from this issue amounted to AUD 250 million. As from 31 December 2014, these Trust Preferred Securities can be repurchased on each distribution date (which is once a quarter) after prior written approval is received from De Nederlandsche Bank.
- Rabobank Capital Funding Trust VI, Delaware, a group company of Rabobank Nederland, issued 250 thousand non-cumulative Trust Preferred Securities. The expected distribution is 6.415% until 31 December 2014, after which the expected distribution is equal to the three-month BBSW plus 1.6700%. The trust has the right not to make a distribution. The total proceeds from this issue amounted to AUD 250 million. As from 31 December 2014, these Trust Preferred Securities can be repurchased on each distribution date (which is once a quarter) after prior written approval is received from De Nederlandsche Bank.

A distribution becomes due on the Trust Preferred Securities issued in 1999 and 2003 included under subordinated loans if:

(i) the most recently audited and adopted consolidated financial statements of Rabobank Nederland show that Rabobank Group realised a net profit (after tax and extraordinary expenses) in the previous year; or

(ii) a distribution is made on securities that are more subordinated (such as Rabobank Member Certificates and Rabobank Member Certificates II) or on securities of equal rank (pari passu); subject to the proviso that no distribution becomes due should the De Nederlandsche Bank object (for example, if Rabobank's solvency ratio is below 8%).

The condition stated under (i) does not apply to Trust Preferred Securities issued in 2004. The other conditions do apply. If Rabobank Group realises a profit, Rabobank Nederland can make a distribution on these securities at its own discretion.

Trust Preferred Securities

In millions of euros	2005	2004
Changes during the year:		
Opening balance	1,877	-
Issued	-	1,879
Revaluation	215	(2)
Closing balance	**2,092**	**1,877**

36 Minority interests

This item relates to shares held by third parties in subsidiaries and other group companies.

In millions of euros	2005	2004
Opening balance	3,269	3,325
Currency translation differences	328	(152)
Other changes	(601)	96
Closing balance	**2,996**	**3,269**

37 Interest

In millions of euros	2005	2004
Interest income		
Cash and cash equivalents	96	106
Due from other banks	2,333	1,513
Trading financial assets	1,369	1,034
Other financial assets at fair value	269	215
Derivative financial instruments	613	227
Loans to customers	14,837	13,432
Available-for-sale financial assets	1,994	1,982
Held-to-maturity financial assets	69	85
Other	521	(14)
Total interest income	22,101	18,580
Interest expense		
Due to other banks	4,425	3,482
Trading financial assets	15	-
Due to customers	4,567	3,919
Debt securities in issue	3,464	2,379
Derivative financial instruments	2,239	1,642
Other debts	221	402
Other	763	561
Total interest expense	15,694	12,385
Net interest	6,407	6,195

38 Fees and commission

Fee and commission income

In millions of euros	2005	2004
Asset management	721	605
Insurance commission	371	361
Lending	210	245
Purchase and sale of other financial assets	370	389
Payment services	407	374
Custodial fees and securities services	38	37
Other transactions involving financial instruments	108	104
Other commission income	414	179
Total fee and commission income	2,639	2,294

Fee and commission expense

In millions of euros	2005	2004
Asset management	186	149
Insurance commission	-	2
Purchase and sale of other financial assets	109	72
Payment services	7	13
Custodial fees and securities services	10	9
Other commission expense	110	177
Total fee and commission expense	422	422
Net fees and commission	2,217	1,872

39 Income from associates

In millions of euros	2005	2004
Profit of associates	226	99

Of the profit of 226 (99), 128 (-) relates to discontinuation/disposal of interests.

Key figures of associates are as follows:		
Total assets at year end	98,285	20,507
Total liabilities at year end	87,756	17,308
Total income	3,749	4,039
Net result	306	297
Interest of Rabobank in associates	98	99

40 Trading income

In millions of euros	2005	2004
Foreign currencies	31	25
Debt instruments and interest rate derivative financial instruments	247	238
Equity instruments	89	71
Other trading income	6	(1)
Total trading income	373	333

The trading income also includes gains and losses on spot and forward contracts, options, futures and assets and liabilities denominated in foreign currencies.

41 Net income from non-trading financial assets and liabilities at fair value through profit and loss

In millions of euros	2005	2004
Net income	20	(90)

42 Income from Interpolis insurance business

In millions of euros	2005	2004
Income from Interpolis insurance business	353	214

On 31 October 2005, the interest in Interpolis was transferred in order to obtain an interest in Eureko. This did not generate any cash flows. The normal profit of Interpolis for the period 1 January to 31 October 2005 inclusive was 308 (214). Profit before tax for the same period was 429 (income 1,023, expense 594) (303 (income 999, expense 696)). The income tax expense on this profit came to 121 (89). The gain realised on the disposal was 78 before tax and 45 after tax.
From 1 January to 31 October 2005, Interpolis generated the following cash flows: 900 from operating activities, minus 860 from investing activities and minus 40 from financing activities.

43 Other

As well as rent from real estate investments and income from operating leases, other includes the results on effects that cannot be allocated to individual categories of the profit and loss account. The adoption of IFRS has led to a sharp increase in the volatility of this portion of other income. The change in other income is almost entirely explained by this.

44 Staff costs

In millions of euros	2005	2004
Wages and salaries	2,637	2,569
Social security contributions and insurance costs	212	214
Pension costs for defined contribution plans	29	18
Pension costs for defined benefit plans	620	413
Other post-employment benefits	(197)	26
Other employee costs	579	443
Total staff costs	3,880	3,683

Expressed in FTEs, the average number of employees was 47,876 (50,533).

45 Other administrative expenses

This item includes office supplies, IT expenses, postage, advertising, rent, maintenance of buildings, etc.

In millions of euros	2005	2004
Other administrative expenses	1,953	2,173

46 Depreciation and amortisation

In millions of euros	2005	2004
Depreciation and amortisation	331	321

47 Value adjustments

In millions of euros	2005	2004
Due from other banks	1	15
Loans to customers	575	481
Receipts less write-offs	(41)	(64)
Credit related liabilities	(11)	19
Available-for-sale financial assets	-	27
Other assets	(7)	1
Total value adjustments	517	479

The risk expenses related to lending were at an all-time low in 2004, while in 2005 they were slightly above the long-term average. This is mainly the result of a number of large new provisions formed abroad.

48 Taxation

In millions of euros	2005	2004
Current income tax		
- year under review	634	694
- prior years	(9)	43
Deferred tax	(26)	51
Share of income tax expense of associates	-	(15)
Taxation	599	773

The taxation on operating profit of Rabobank differs from the theoretical amount based on Dutch standard tax rates. The reconciliation between the two amounts is shown below.

In millions of euros	2005	2004
Profit before taxation	2,682	2,566
Tax exempt income and income to which tax treaties apply	(623)	(203)
Income from Interpolis insurance business	(353)	(214)
Non-deductible expenses	114	51
Other	58	(28)
Tax losses not recognised in prior years	(151)	(10)
Taxable income	1,727	2,162
Income tax expense based on a rate of 31.5% (34.5%)	544	745
Effect of change in tax rates	39	63
Effect of different tax rates in other countries and miscellaneous effects	16	(35)
Taxation	599	773

In 2005, the Dutch government reduced the standard rate of income tax from 34.5% to 31.5%.

49 Acquisitions and disposals

Acquisitions and disposals of subsidiaries and joint ventures

The disposals relate to Interpolis and Stroeve.

The assets and liabilities acquired and disposed of, as well as the corresponding goodwill and fees, can be broken down as follows:

	Acquisitions			Disposals		
In millions of euros	Subsidiaries	Joint ventures	Total	Subsidiaries	Joint ventures	Total
At 31 December 2005						
Assets						
Cash and cash equivalents	1	-	1	-	-	-
Due from other banks	18	-	18	7,127	-	7,127
Trading financial assets	-	-	-	1	-	1
Other financial assets at fair value through profit and loss	-	-	-	9,144	-	9,144
Derivative financial instruments	-	-	-	82	-	82
Loans to customers	-	-	-	1,043	-	1,043
Available-for-sale financial assets	-	-	-	4,356	-	4,356
Investments in associates	-	-	-	33	-	33
Goodwill and other intangible assets	-	-	-	34	-	34
Property and equipment	3	-	3	252	-	252
Investment property	-	-	-	395	-	395
Other assets	-	-	-	1,444	-	1,444
Total assets	22	-	22	23,911	-	23,911

In millions of euros	Acquisitions Subsidiaries	Acquisitions Joint ventures	Acquisitions Total	Disposals Subsidiaries	Disposals Joint ventures	Disposals Total
At 31 December 2005						
Liabilities						
Due to other banks	18	-	18	564	-	564
Due to customers	-	-	-	1,022	-	1,022
Insurance liabilities	-	-	-	19,157	-	19,157
Derivative financial instruments and other trade liabilities	-	-	-	6	-	6
Other debts	-	-	-	740	-	740
Other liabilities	1	-	1	-	-	-
Provisions	-	-	-	49	-	49
Current tax	1	-	1	129	-	129
Deferred tax liabilities	-	-	-	175	-	175
Liabilities relating to employee benefits	-	-	-	50	-	50
Total liabilities	20	-	20	21,892	-	21,892
Net assets acquired/disposed of	2	-	2	2,019	-	2,019

In millions of euros	Acquisitions Subsidiaries	Acquisitions Joint ventures	Acquisitions Total	Disposals Subsidiaries	Disposals Joint ventures	Disposals Total
At 31 December 2005						
Gain/(loss) from disposal (after tax relating to Interpolis and Stroeve)	-	-	-	102	-	102
Total acquisition fee/gain on sales	5	-	5	-	-	-
Less: Cash and cash equivalents acquired/disposed of	(1)	-	(1)	-	-	-
Total	4	-	4	102	-	102

50 Transactions with related parties

Two parties are considered related if one exercises control or has significant influence over the other party (regarding finance or operating decisions). In the normal course of business, Rabobank conducts a wide variety of transactions with related entities, involving different types of loans, deposits and transactions in foreign currencies. Transactions between related parties also include transactions with subsidiaries, associates, joint venture entities, shareholders and senior management, as well as transactions between subsidiaries. All these transactions were at arm's length. In accordance with IAS 24:4, intragroup transactions are eliminated in the preparation of the consolidated financial statements.

In the normal course of Rabobank's business operations, banking transactions are carried out with related parties. These involve loans, deposits and transactions in foreign currencies. All these transactions were at arm's length and against market prices. The volumes of related party transactions, year-end outstanding balances and the corresponding income and expenses during the year are given below:

	Associates		Other related parties	
In millions of euros	2005	2004	2005	2004
Loans				
- outstanding at beginning of the year	1,023	1,013	6	2
- granted during the year	-	205	28	9
- repaid during the year	(990)	(195)	(12)	(5)
Loans outstanding at end of the year	33	1,023	22	6
Due to other banks and due to customers				
- outstanding at beginning of year	1,002	668	1	-
- recognised during the year	5,311	346	-	1
- repaid during the year	(344)	(12)	(1)	-
Deposits at 31 December	5,969	1,002	-	1
Other liabilities	66	67	145	-
Credit liabilities and other guarantees issued by Rabobank	1,054	982	2,036	1,786

51 Supervisory Board and Executive Board

The members of the Supervisory Board and the Executive Board are listed on page 93 of these consolidated financial statements. The benefits for members and former members of the Executive Board came to 7.9 in 2005 (8.7). This amount is included under staff costs. It can be broken down as follows:

In millions of euros	2005	2004
Salaries	5.4	5.3
Pension contributions	0.6	0.5
Performance related benefits	1.4	1.8
Other	0.5	1.1
Total	7.9	8.7

The total benefits for current and former members of the Supervisory Board amounted to 1.2 (1.2).

At year-end 2005, loans and advances granted to members of the Supervisory Board and the Executive Board totalled 1.4 (1.9) respectively 3.4 (3.8).

52 Principal subsidiaries and associates

Subsidiaries		
Name	Share	Voting rights
Netherlands		
De Lage Landen International B.V.	100%	100%
FGH Bank	100%	100%
Gilde International B.V.	100%	100%
O.W.M. Rabobanken B.A.	100%	100%
Obvion N.V.	50%	70%
Rabohypotheekbank N.V.	100%	100%
Rabobank Ledencertificaten N.V. I to III	100%	100%
Rabo Merchant Bank N.V.	100%	100%
Rabo Vastgoed B.V.	100%	100%
Rabo Wielerploegen B.V.	100%	100%
Raiffeisenhypotheekbank N.V.	100%	100%
Robeco Groep N.V.	100%	100%
Schretlen & Co N.V.	100%	100%
Other Euro zone countries		
ACCBank Plc	100%	100%
North America		
Rabobank Capital Funding LCC I & II	100%	100%
Rabobank Capital Funding Trust II to VI	100%	100%
Utrecht America Holdings Inc.	100%	100%
Australia and New Zealand		
Rabobank Australia Limited	100%	100%
Rabobank New Zealand Limited	100%	100%

Associates		
Name	Share	Voting rights
Netherlands		
Eureko B.V.	37%	37%
Rest of Europe		
Bank Sarasin & Cie S.A.	28%	28%
BGZ S.A.	35%	35%

53 Reverse repurchase and securities borrowing contracts

Reverse repurchase and securities borrowing contracts concluded by Rabobank are included under 'Due from other banks' and 'Loans to customers'. At 31 December, they amounted to:

In millions of euros	2005	2004
Due to other banks	36,758	26,134
Loans to customers	23,484	21,134
Total reverse repurchase and securities borrowing contracts	60,242	47,268

Under the terms of the reverse repurchase and securities borrowing contracts, Rabobank receives collateral that it can pledge or sell to third parties. The total fair value of the securities received under the terms of the contracts was 61,391 at 31 December 2005 (48,481). In accordance with the contract terms, collateral with a total fair value of 12,445 was pledged or sold in 2005 (13,978).

54 Repurchase agreements and security lending contracts

Repurchase and securities lending contracts concluded by Rabobank are included under 'Due from other banks' and 'Due to customers'. At 31 December, they amounted to:

In millions of euros	2005	2004
Due to other banks	20,496	22,898
Due to customers	5,392	3,907
Total repurchase and securities leasing contracts	25,888	26,805

At 31 December 2005, interest-bearing securities with a carrying amount of 26,382 had been provided as collateral for repurchase and similar contracts (27,493). In general, the counterparty has the right to resell or repledge the securities.

55 Events after the balance sheet date

Untill now no events after the balance sheet date have occurred.

The publication of these consolidated financial statements was approved by the Executive Board on 8 March 2006.

Executive Board
Bert Heemskerk (H.), chairman
Rik baron van Slingelandt (D.J.M.G.)
Hans ten Cate (J.C.)
Bert Bruggink (A.)
Piet van Schijndel (P.J.A.)
Piet Moerland (P.W.)

Supervisory Board
Lense Koopmans (L.), chairman
Antoon Vermeer (A.J.A.M.), deputy chairman
Sjoerd Eisma (S.E.), secretary
Leo Berndsen (L.J.M.)
Bernard Bijvoet (B.)
Marinus Minderhoud (M.)
Paul Overmars (P.F.M.)
Hans van Rossum (J.A.A.M.)
Herman Scheffer (H.C.)
Martin Tielen (M.J.M.)
Aad Veenman (A.W.)
Arnold Walravens (A.H.C.M.)
Teun de Boon (T.)

Auditors' report

Introduction

We have audited the consolidated financial statements for the year 2005 which are part of the financial statements of Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland). These consolidated financial statements are the responsibility of the Executive Board of Rabobank Nederland. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

Scope

We conducted our audit in accordance with auditing standards generally accepted in the Netherlands. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the Executive Board of Rabobank Nederland, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audit provides a reasonable basis for our opinion.

Opinion

In our opinion, the consolidated financial statements give a true and fair view of the financial position of the company as at December 31, 2005 and of the result and the cash flows for the year then ended in accordance with International Financial Reporting Standards as adopted by the EU and comply with the financial reporting requirements included in Part 9 of Book 2 of the Netherlands Civil Code as far as applicable.

Furthermore we have established to the extent of our competence that the annual report is consistent with the consolidated financial statements.

Utrecht, 8 March 2006

for Ernst & Young Accountants

N.M. Pul   ChrJ. Westerman

Colophon

Published by
Rabobank Nederland
Communications

Art direction and design
Eden Design & Communication, Amsterdam
Borghouts Design, Haarlem

Photographs
Tjeerd Fonk, Amsterdam

Internet
Info.nl, Amsterdam
SiteManagement
C&F Report, Amsterdam

Production co-ordination
Kobalt BV, Amstelveen

Prepress
NEROC'VGM, Amsterdam

Printers
Thieme, Amsterdam

Materials used
This document was printed using environmentally friendly materials. The ink was mineral oil-free Novavit® Easy Mix Bio and the paper 250 gram and 130 gram Arctic the Volume (FSC certified).

Publication
This publication, the financial statements and the separate edition 'Rabobank Group Annual Report 2005' together form the annual report, the financial statements and other information of the Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A.

Filing
After they have been adopted, the annual report 2005, the financial statements 2005 and other information will be filed at the offices of Trade Registry of the Chamber of Commerce and Industries under number 30.046.259.

Disclaimer
This report is a translation of the Dutch report. In the event of any conflict in interpretation, the Dutch original takes precedence.

Annual Reports
Rabobank Group publishes the following annual/interim reports:

- Annual Report 2005 (in Dutch and English);
- Consolidated Financial Statements 2005 (in Dutch and English);
- Annual Sustainability Report 2005 (in Dutch and English);
- Interim Report 2006 (in Dutch and in English, to be published in September 2006).

For copies of these reports please contact Rabobank Nederland, Communications.

Croeselaan 18, 3521 CB Utrecht
Postbus 17100, 3500 HG Utrecht
Telephone 030 - 216 22 98
Fax 030 - 216 19 16
E-mail jaarverslagen@rn.rabobank.nl

All Annual Reports are also available on the internet:
www.rabobankgroep.nl/jaarverslagen

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Rabobank



Rabobank Group

Interim Report 2006

(This page has been left blank intentionally.)

Contents

Key figures

	30-Jun-06	31-Dec-05	30-Jun-05	31-Dec-04	30-Jun-04
Volume of services (in EUR millions)					
Total assets	521,467	506,573	510,088	483,574	461,589
Private sector lending	291,658	278,095	267,123	248,958	242,268
Due to customers	195,934	186,459	173,747	177,482	167,317
Assets managed and held in custody	228,100	224,200	217,100	223,400	195,900
Financial position and solvency (in EUR millions)					
Equity	26,675	26,349	23,561	23,004	20,788
Tier I capital	25,394	24,860	22,712	21,404	19,402
Qualifying capital	25,736	25,272	23,478	21,205	19,833
Risk-weighted assets	222,631	213,901	208,138	196,052	190,469
Solvency requirement	17,810	17,112	16,651	15,684	15,238
Tier I ratio	11.4	11.6	10.9	10.9	10.2
BIS ratio	11.6	11.8	11.3	10.8	10.4

	2006-I	2005-II	2005-I	2004-II	2004-I
Profit and loss account (in EUR millions)					
Total income	4,954	4,752	4,611	4,748	4,474
Operating expenses	3,254	3,167	2,997	3,078	3,099
Value adjustments	227	268	249	307	172
Operating profit before taxation	1,473	1,317	1,365	1,363	1,203
Net profit	1,201	1,024	1,059	837	956
Ratios					
Return on equity	9.1%	8.9%	9.2%	8.5%	9.7%
Efficiency ratio	65.7%	66.6%	65.0%	64.8%	69.3%

	30-Jun-06	31-Dec-05	30-Jun-05	31-Dec-04	30-Jun-04
Nearby					
Local Rabobanks	218	248	269	288	321
Offices:					
- branches	1,229	1,249	1,263	1,299	1,322
- contact points	3,093	3,031	2,959	2,965	2,949
Cash dispensing machines	3,109	3,116	3,098	3,062	3,026
Foreign offices	289	267	247	244	236
Employees					
- total number	52,002	50,988	56,396	56,324	56,732
- full-time equivalents	46,510	45,580	50,294	50,216	50,594
Client data					
Members (x 1,000)	1,609	1,551	1,494	1,456	1,425
Membership/customer ratio	18.2%	17.7%	17.2%	16.7%	16.6%
Rating					
Standard & Poor's	AAA	AAA	AAA	AAA	AAA
Moody's Investor Service	Aaa	Aaa	Aaa	Aaa	Aaa

General: due to consolidation effects, the sum of the figures relating to Group entities will not always correspond with Rabobank Group totals. Changes in terms of percentages can vary as a result of rounding.

Rabobank Group net profit up 13% in first half year

Profit target exceeded

- Income up 7%
- Expenses up 9%
- Private sector lending up 5%
- Savings up 3%
- Tier I ratio of 11.4
- Return on equity of 9.1%

Chairman's statement

Bert Heemskerk: "In the first half of 2006, Rabobank Group increased its net profit by 13% to EUR 1,201 (1,059) million. Lending grew strongly, mainly thanks to the high demand for mortgages. Despite competition on the mortgage market, interest rose by 4% to EUR 2,886 (2,784) million. The improved investment climate boosted commission income, which grew 6% to EUR 1,157 (1,090) million. The decisive factor for the rise in other income was the excellent result on the associate in Eureko.
The growth in activities together with more laws and regulations caused operating expenses to climb by 9% to EUR 3,254 (2,997) million. Projects relating to Basel II, Sarbanes Oxley, the Identification (Financial Services) Act and the Disclosure of Unusual Transactions Act required the deployment of additional staff. The favourable economic climate and the improvement in the risk profile of the loans portfolio led to a reduction in risk-related costs. The lower tax rate and exempt profits from Eureko helped keep the effective tax rate down. Partly through the fall in risk-related costs and the reduction in the effective tax rate, the net profit rose by 13%. This means we achieved a fine first-half result, even exceeding our own target. All group units reported an increase in net profit. Nevertheless, we will have to keep a careful eye on the ratio of the mortgage business margin to operating expenses. Strategically, Rabobank's domestic and foreign operations are on track. We succeeded in reinforcing our leasing and real estate operations by acquiring Athlon and part of Bouwfonds. Rabobank intends to grow outside the Netherlands organically, as well as through selective acquisitions."

Results (in EUR millions)	2006-I	2005-I	Change
Interest	2,886	2,784	4%
Fees and commission	1,157	1,090	6%
Other income	911	737	24%
Total income	**4,954**	**4,611**	**7%**
Staff costs	1,984	1,841	8%
Other operating expenses	1,270	1,156	10%
Operating expenses	**3,254**	**2,997**	**9%**
Gross result	**1,700**	**1,614**	**5%**
Value adjustments	227	249	-9%
Operating profit before taxation	**1,473**	**1,365**	**8%**
Taxation	272	306	-11%
Net profit	**1,201**	**1,059**	**13%**
Risk-related costs (in basis points)	**21**	**25**	**-16%**
Ratio's			
Efficiency ratio	65.7%	65.0%	
Return on equity	9.1%	9.2%	
Balance sheet (in EUR billions)	**30-Jun-06**	**31-Dec-05**	
Total assets	521.5	506.6	3%
Private sector lending	291.7	278.1	5%
Savings	88.5	86.2	3%
Risk-weighted assets	222.6	213.9	4%
Capital ratios			
BIS ratio	11.6	11.8	
Tier 1 ratio	11.4	11.6	
FTEs	**46,510**	**45,580**	**2%**

'The Dutch economy picked up again in 2005, the recovery becoming firmer in 2006. The favourable changes are likely to continue for the rest of this year and into 2007. Important in this connection is the significantly greater consumer spending of the past few quarters. Thanks to the strengthening of the labour market and incomes, consumption will probably continue to help fuel the economic growth. Investments and exports should also remain healthy. The favourable economic developments boost Dutch banking activities as well. The interest rate margin will probably also remain under pressure throughout the second half of 2006 owing to the unrelenting competition on the mortgage market. The growth of the European economy picked up recently and the signs are that this will carry on at a reasonable speed in 2007. The US economy is cooling down because of the series of interest rate hikes made by the Federal Reserve.'

Income up 7%

In the first half of 2006, income rose by 7% to EUR 4,954 (4,611) million, which includes a 4% increase in interest to EUR 2,886 (2,784) million. The growth of the loans portfolio offset the tighter interest rate margin. In the Netherlands, a fierce competitive struggle raged throughout the mortgage market. Thanks to the improved investment climate, the number of securities orders handled as well as assets managed and held in custody both grew. This led to an increase in securities commission income and higher custodial fees, the main driver of the 6% growth in commission income to EUR 1,157 (1,090) million. The improvement in the result achieved on the investment in Eureko and the higher results of the Gilde funds were the main factors behind the EUR 174 million increase in other income to EUR 911 (737) million.

Expenses up 9%

Expenses were 9% higher at EUR 3,254 (2,997) million. The growth in activities, more regulations and the acquisition of Community Bank of Central California (including approximately 260 FTEs) were responsible for raising the staffing level, which, coupled with standard salary increases, caused employee expenses to go up by 8% to EUR 1,984 (1,841) million. Other operating expenses were 10% higher at EUR 1,270 (1,156) million, the increase being partly attributable to the growth of the wholesale banking and international retail banking operations. Moreover, additional costs were incurred for compliance with laws and regulations.

Reduction in risk-related costs

The favourable economic climate and the improvement in the quality of the loans portfolio resulted in value adjustments contracting by 9% to EUR 227 (249) million. This was mainly due to lower risk-related costs on the domestic retail banking and leasing operations. Risk-related costs amounted to 21 (25) basis points of the average risk-weighted assets, which is below the long-term average of approximately 25 basis points.


Net profit from commercial operations
in EUR millions
600
500
400
300
200
100
0
30-Jun-05
30-Jun-06
Domestic retailbanking
Wholesale banking and international retail banking
Asset management and investment
Leasing
Real estate
Associate in Eureko (2006)/ Interpolis (2005)

Effective tax rate down

Income tax for the first six months of 2006 came to EUR 272 (306) million, equivalent to an effective tax rate of 18.5%, compared with 22.4% for the same period of 2005. Part of the decrease is due to the reduction in the Dutch corporate income tax rate from 31.5% to 29.6%. The effective tax rate also fell because of the increase in the tax exempt results of Eureko and the Gilde funds.

Net profit up 13%

Net profit climbed by 13% to EUR 1,201 (1,059) million. After deduction of the portion attributable to minority interests and payments on Member Certificates and Trust Preferred Securities, to the extent that they are classified as equity, the sum remaining is EUR 920 (825) million.

Financial targets

Achieving a 13% increase in net profit means that Rabobank exceeded its target of 12%. In the second half of 2005, Rabobank issued Member Certificates to the value of EUR 2.0 billion, which had a net effect of lifting the Tier I ratio and pushing down the return on equity. At 30 June 2006, the Tier I ratio was 11.4 (10.9), well above the target of 10. The return on equity came to 9.1% (9.2%), compared with the required figure of 10%.

Private sector lending up 5%

Loans to customers grew in the first half of 2006 by 3% to EUR 314.9 (304.5) billion. By far the largest part, EUR 291.7 (278.1) billion, was in the form of private sector lending, representing an increase of 5%. Private sector lending comprises 53% to private individuals, 30% to the trade, industry and services sector, and 17% to the food & agri sector. The increase in lending to the private sector is explained by the growth in mortgage business, which expanded by 6% to EUR 151.3 (143.1) billion to private individuals.

Savings up 3%

Amounts due to customers grew by 5% in the previous six months to EUR 195.9 (186.4) billion, with savings increasing by 3% to EUR 88.5 (86.2) billion. At 30 June 2006, Rabobank's share of the Dutch savings market was 39% (31 December 2005: 39%). Partly from the expansion of the international direct banking operations, Internet savings as a percentage of total savings climbed from 46% to 50%. This was offset, however, by a decline in telesavings. The growth of the amount due to customers was mainly the result of an increase in current account balances.


Private sector lending
in EUR billions
290
280
270
260
250
240
230
220
210
200
30-Jun-04
31-Dec-04
30-Jun-05
31-Dec-05
30-Jun-06


Savings
in EUR billions
90
85
80
75
70
65
60
30-Jun-04
31-Dec-04
30-Jun-05
31-Dec-05
30-Jun-06

Credit risk

Rabobank follows a prudent credit risk policy, manifested, in amongst others, by the portfolio's favourable risk profile. The table below shows the change in bad debt expenses recognised in profit and loss, expressed in amounts and in basis points of average private sector lending.
All business units reported a drop in bad debt expenses from the level in the first half of 2005. In the case of domestic retail banking operations, a major factor was the favourable economic climate. The low risk profile of mortgages to private individuals, which account for a large part of retail banking operations, is a major factor in keeping bad debt expenses low. In the case of wholesale banking and international retail banking operations, the healthy growth of the world economy played a key role in reducing these expenses. An improvement in the quality of the portfolio was also a factor, allowing a partial release of the provisions formed previously. The improvement in the risk profile is also attributable to the further growth of international retail banking operations. The leasing portfolio is spread over a large number of countries, most of them in America and Europe. Leasing also reported lower bad debt expenses, partly thanks to favourable economic developments.
Impaired loans, for which provisions are formed, amounted to EUR 4,895 million at 30 June 2006 (4,814 at 31 December 2005). The provision for loan losses was EUR 2,529 (2,438) million, representing coverage of 52% (51%). As a percentage of private sector loans, impaired loans represented 1.7% (1.7%).

Bad debt expenses (in EUR millions)	2006-I	2005-I	Change
Domestic retail banking	86	109	-21%
Wholesale banking and international retail banking	103	107	-4%
Leasing	39	47	-17%
Other	(1)	(14)	
Rabobank Group	**227**	**249**	**-9%**
Bad debt expenses (in basis points)			
Domestic retail banking	8	12	-33%
Wholesale banking and international retail banking	37	45	-18%
Leasing	55	77	-29%
Rabobank Group	**16**	**19**	**-16%**

Domestic retail banking

The net profit from domestic retail banking operations, comprising the local Rabobanks and Obvion, amounted to EUR 585 (552) million. Fierce competition put income under pressure, with further laws and regulations requiring an increase in FTEs. Despite this, net profit rose by 6%. The share of the mortgage market increased to 24% (23%).

Results (in EUR millions)	2006-I	2005-I	Change
Interest	2,143	2,095	2%
Fees and commission	645	590	9%
Other income	6	40	-85%
Total income	2,794	2,725	3%
Staff costs	1,002	924	8%
Other operating expenses	897	874	3%
Operating expenses	1,899	1,798	6%
Gross result	895	927	-3%
Value adjustments	86	109	-21%
Operating profit before taxation	809	818	-1%
Taxation	224	266	-16%
Net profit	585	552	6%
Risk-related costs (in basis points)	13	17	-24%
Efficiency ratio	68.0%	66.0%	
Balance sheet (in EUR billions)	30-Jun-06	31-Dec-05	
Total assets	234.6	219.8	7%
Private sector lending	211.0	200.7	5%
Savings	79.7	77.7	3%
Risk-weighted assets	138.4	132.8	4%
FTEs	29,083	28,909	1%
Market share			
Mortgages	24%	23%	
Savings	39%	39%	

Higher income through increased lending

Income rose 3% to EUR 2,794 (2,725) million, the result of an increase in interest and higher commission income. Despite fierce competition on the mortgage market, interest rose by 2% to EUR 2,143 (2,095) million, although penalty interest was down on the previous year's figure. The growth in lending over the past 12 months (an increase of 9%) made up for the lower margin. The demand for mortgages remained high, despite the interest rate increase in the first half of the year. The first six months saw clients placing significantly more investment orders with Rabobank, which, despite lower transaction costs for clients, generated a rise in securities commission income. This was partly responsible for commission growing by 9% to EUR 645 (590) million. Income in the form of insurance commission and fees for payments services also went up. The increase in commission income was partly offset by a decrease in other income.

Rise in operating expenses from higher staff costs.

Operating expenses rose in the first six months of 2006 by 6% to EUR 1,899 (1,798) million. Staff costs increased 8% to EUR 1,002 (924) million because of the growth in FTEs. Additional staff were required to handle the impact of new laws and regulations. Projects relating to the Identification (Financial Services) Act and the Disclosure of Unusual Transactions Act also resulted in higher expenses. Other operating expenses rose by 3% to EUR 897 (874) million.

Risk-related costs fall

Value adjustments were 21% lower at EUR 86 (109) million, mainly thanks to the favourable economic climate. Risk-related costs dropped to 13 (17) basis points of the average risk-weighted assets.

Lending up through mortgage growth

In the first half of the year, private sector lending went up by 5% to EUR 211.0 (200.7) billion. Of this amount, 71%, or EUR 148,9 (141,7) billion, represents loans to private individuals, particularly in the form of a mortgage. Mortgages increased by 6% to EUR 145.6 (137.8) billion. The share of the mortgage market held by the domestic retail banking operation grew by 1 percentage point to 24% (23%) at 31 December 2005. Early this year, the local Rabobanks launched the mortgage action programme, with the stated aims of greater contact with clients and more client-centredness. The success of the programme is also demonstrated by the increase in market share, which for the local Rabobanks reached 19.4% (18.9%). Obvion successfully launched the Obvion Basic mortgage. The simple structure of this product makes it possible to offer a lower rate of interest. Since March 2006, clients have taken out Obvion Basic mortgages amounting to over EUR 500 million. The success of the product helped increase Obvion's market share from 4.1% to 4.6%. In the first six months of 2006, corporate lending grew by 5% to EUR 62.1 (59.1) billion. Lending to the trade, industry and services sector was 5% higher at EUR 39.4 (37.5) billion, partly thanks to the steep growth in loans to the construction and transport sectors. Lending to the food & agri sector rose by 5% to EUR 22.6 (21.5) billion, a relatively large part of the increase was attributable to the dairy-farming sector.

Insurance activities

In 2006, the local Rabobanks in collaboration with Eureko notched up a success with the new Interpolis Zorg Actief policy. By June 2006, 102,500 individuals were covered by this insurance. Apart from this new policy, the Interpolis Alles in één Polis® policy and the Interpolis Bedrijven Compact policy also produced good results. The number of Alles in één Polis® policies in force has risen to 1,187,000 (1,163,000) so far this year. Under these policies, clients took out cover for more risks on average. During the first half of 2006, the percentage of clients with three or more types of cover grew from 48% to over 49%. During the first half of 2006, the local Rabobanks sold 32% more travel insurance policies than in the previous period. Significantly more homeowners insurance policies were also sold. Since more mortgages were granted, the number of life insurance policies taken out went up as well. The volume of Interpolis Bedrijven Compact polices issued rose to 170,000 (168,000), with the number of clients among small and midsize companies rising by 3% in the first half of 2006. The additional focus on start-ups produced an increase of 15% in the number of insured clients in this target group. Thanks to the expansion of activities at the local Rabobanks, insurance commission rose by 5% to EUR 192 (182) million.

To widen its focus, Eureko set up the Bancaire Distributie division in July 2006 to specifically target Rabobank. It is one of the seven divisions in the new organisation of Eureko. The Bancaire Distributie division is a business partner in the area of insurance, pensions, social security and healthcare for all units of Rabobank Group.

Wholesale banking and international retail banking

With an increase in net income of 31%, the wholesale banking and international retail banking operations made a handsome contribution to the Group's results. Net income went up by EUR 90 million to EUR 383 (293) million.

Results (in EUR millions)	2006-I	2005-I	Change
Interest	642	617	4%
Fees and commission	168	166	1%
Other income	477	296	61%
Total income	**1,287**	**1,079**	**19%**
Staff costs	406	378	7%
Other operating expenses	305	220	39%
Operating expenses	**711**	**598**	**19%**
Gross result	**576**	**481**	**20%**
Value adjustments	103	107	-4%
Operating profit before taxation	**473**	**374**	**26%**
Taxation	90	81	11%
Net profit	**383**	**293**	**31%**
Risk-related costs (in basis points)	37	49	-24%
Efficiency ratio	55.2%	55.4%	
Balance sheet (in EUR billions)	30-Jun-06	31-Dec-05	
Total assets	377.1	368.4	2%
Private sector lending	56.4	54.2	4%
Risk-weighted assets	55.0	53.1	4%
FTEs	6,571	5,960	10%

Income up 19%

Total income was 19% higher at EUR 1,287 (1,079) million, with income from wholesale banking operations climbing by 21% to EUR 1,044 (862) million. The main contributors to the rise were Global Financial Markets and the investments in the Gilde funds, the former's income growing by 12%. The income at Rabo Participaties and the Gilde funds showed a steep rise thanks to improved results on exits and revaluations. Leveraged Finance, part of Corporate Finance, made a substantial contribution to results, thus offsetting the slight fall in income from Structured Finance. The growing demand for finance for acquisitions drove up the income at Leveraged Finance by 30%. The margin on lending by the wholesale banking operations was under pressure during the first half of the year. International retailing activities contributed some 20% of the total income, accounting for the 12% rise to EUR 243 (217) million. Following three years of strong growth by ACCBank, lending showed a slight fall in the first half of 2006, which put income under pressure. By contrast, the income from the agri country banking operations climbed by 36%, the result of organic growth and the acquisition of Community Bank of Central California (CBCC). CBCC is consolidated in the figures of Rabobank Group as from February 2006.

Operating expenses up 19%

Operating expenses rose by 19% to EUR 711 (598) million, which meant they kept in step with the growth in income. The expansion of activities caused the number of FTEs for the previous 12 months to increase by 15% to 6,571 (5,711). Approximately 260 FTEs are from the former CBCC. This addition led to staff costs rising by 7% to EUR 406 (378) million.

The integration of CBCC resulted in an additional expense in the first half of 2006. More project costs were incurred for compliance with Basel II and Sarbanes Oxley. Partly owing to the acquisition of CBCC and the increase in regulations, other operating expenses were EUR 85 million higher at EUR 305 (220) million.

Risk-related costs fall

In the first half of 2006, value adjustments were 4% lower at EUR 103 (107) million, the effect of healthy growth by the global economy in conjunction with an improvement in the quality of the portfolio. Risk-related costs amounted to 37 (49) basis points of the average risk-weighted assets, pushing expenses down below the long-term average.

Direct banking grows successfully

In February 2006, Rabobank expanded its direct banking network by opening its third foreign Internet bank, in New Zealand. Within five months, nearly 8,000 clients in New Zealand have begun using the Internet bank RaboPlus. At the end of June 2006, the foreign direct banking operations had 76,000 clients in aggregate, compared with 51,000 at year-end 2005. In the intervening six months, savings grew by 48% to EUR 2.3 (1.6) billion.

Falling exchange rates slow lending growth

The lower US, Australian and New Zealand dollar exchange rates put a severe brake on the growth of lending. Private sector lending increased by 4% in the first six months of the year to EUR 56.4 (54.2) billion, with loans to the food & agri sector growing by 5% to EUR 24.3 (23.1) billion. The result is that this sector now accounts for 43% of total lending. More than 30% of total lending is attributable to foreign retailing operations. Of the increase in total lending, a substantial part was generated by agri country banking activities. Growth in all agri country banking regions pushed lending up by 16% to EUR 10.7 (9.2) billion, despite the falling dollar. After years of growth, lending generated by the universal country banking activities contracted by 3% to EUR 6.3 (6.5) billion.

Asset management and investment

Asset management and investment operations - comprising Robeco Groep, Schretlen & Co, Alex and International Private Banking & Trust - achieved a net profit of EUR 84 (70) million, equivalent to a 20% increase. The growth of assets managed and held in custody coupled with the increase in the number of orders resulted in higher income.

Results (in EUR millions)	2006-I	2005-I	Change
Fees and commission	313	292	7%
Other income	72	47	53%
Total income	385	339	14%
Staff costs	156	135	16%
Other operating expenses	101	98	3%
Operating expenses	257	233	10%
Gross result	128	106	21%
Value adjustments	-	-	-
Operating profit before taxation	128	106	21%
Taxation	44	36	22%
Net profit	84	70	20%
Number of orders in the Netherlands			
(in EUR millions)	4.1	2.8	46%
	30-Jun-06	31-Dec-05	
Assets managed and held in custody			
(in EUR billions)	228	224	2%
For clients	156	156	0%
Investment portfolio	73	68	7%
FTEs	1,909	1,798	6%

Improved investment climate lifts income

Total income rose by 14% to EUR 385 (339) million thanks to the growth of assets managed and held in custody and an increase in the number of orders. At Robeco, the growth of assets managed and the shift towards equity funds both ensured higher management fees. As Robeco launched fewer alternative investment products in the first half of 2006, the related income was down. Alex handled substantially more orders in the first six months of 2006 than in the same period of the previous year. The effect was a rise in income of 56%. Schretlen & Co also reported an increase in assets managed, resulting in higher income.

Operating expenses on asset management and investment activities were 10% higher at EUR 257 (233) million owing to an increase in staff costs. More FTEs, higher costs for temporary staff and regular salary increases pushed staff costs up by 16% to EUR 156 (135) million.

Cash flow up EUR 4 billion

The assets managed and held in custody by Rabobank Group grew by 2% to EUR 228 (224) billion, of which EUR 73 (68) billion represents Rabobank's investment portfolio and EUR 156 (156) billion assets managed and held in custody for clients. The inflow of new assets increased. The gross cash flow reached almost EUR 4 billion in the first half of 2006, mainly attributable to asset inflows at Harbor Capital Advisors - an American subsidiary of Robeco - and Robeco Asset Management. Despite these inflows, the volume of assets managed and held in custody for clients remained essentially unchanged. The fall in the US dollar virtually wiped out the positive cash inflow. The sluggish stock markets and lower bond prices together resulted in slightly negative investments returns. Of total assets managed and held in custody for clients, 47% are

in equities, 35% in fixed-income securities and 10% in structured products, hedge funds and private equity. Other, mainly in cash and cash equivalents, accounts for 8%.

Performance Robeco on target

During the first half of 2006, Robeco achieved an average return of 0.1% above the benchmark, with the Rotterdam equity products outperforming the benchmark by an average of 0.5% in this period. The Robeco fund and Rolinco outperformances were 0.5% and 2.6% respectively. Harbor Capital Advisors and Robeco Investment Management - both American subsidiaries of Robeco - turned in underperformances of 0.8% and 2.7% respectively. For Robeco as a whole, the outperformance on equities for the previous 12 months was 2.7%. During the first half of the year, fixed-income securities contributed an average of 0.6% to the outperformance. Rorento's outperformance was 0,6% and Lux-o-rente's 1,6%. Over the previous 12-month period, the average outperformance of the fixed-income funds was 1.3%. Alternative products present a mixed picture. Over the first six months, Robeco Absolute Return achieved a return of 3.4%, while that of Private Equity was 5.4%. During the same period, the return based on the MSCI world equity index, a frequently used benchmark, was -1.9%. Transtrend's return of -2.8% was not a good performance.

Steep rise in number of orders

In the first half of 2006, the number of securities and in-house fund orders at 4.1 (2.8) million was 47% higher than in the same period of the previous year. At the local Rabobanks, the number of in-house fund orders went up (by 25%) as well as the number of securities orders (by 44%). Alex also reported a huge leap in the number of orders, the increase being 71%.


Assets managed and held in custody for clients
in EUR billions
162
160
158
156
154
152
150
31-Dec-05
Gross cash flow
Exchange result
Investment result
Interest, dividends and other
30-Jun-06


Assets managed and held in custody for clients mid-2006
by investment type
Equity 47%
Fixed income 35%
Alternatives 10%
Other 8%

Leasing

The net profit of De Lage Landen, Rabobank Group's leasing subsidiary, grew by 6% in the first half of 2006 to EUR 86 (81) million. Lower margins exerted pressure on income, however.

Results (in EUR millions)	2006-I	2005-I	Change
Interest	257	248	4%
Fees and commission	25	24	4%
Other income	81	76	7%
Total income	**363**	**348**	**4%**
Staff costs	137	116	18%
Other operating expenses	74	76	-3%
Operating expenses	**211**	192	**10%**
Gross result	152	156	-3%
Value adjustments	39	47	-17%
Operating profit before taxation	113	109	4%
Taxation	27	28	-4%
Net profit	**86**	**81**	**6%**
Risk-related costs (in basis points)	50	68	-26%
	30-Jun-06	31-Dec-05	
Lease portfolio (in EUR billions)	15.8	15.4	3%
Europe	8.0	7.5	6%
America	7.5	7.6	-1%
Rest of the world	0.3	0.3	8%
FTEs	3,168	3,045	4%

Income up thanks to lease portfolio growth

The 4% increase in total income to EUR 363 (348) million is almost entirely attributable to the growth in interest. Through the expansion of the leasing portfolio, De Lage Landen increased its interest to EUR 257 (248) million, a rise of 4%. This was achieved despite shrinking margins. The rising short-term interest rates depressed margins in Europe and America.

Total operating expenses were 10% higher at EUR 211 (192) million, the increase fully explained by the rise in staff costs. The expansion of activities and more regulations caused the number of FTEs in the previous 12 months to grow by 9% to 3,168 (2,906). Staff costs also went up owing to regular salary increases and higher social security charges.. Staff costs at EUR 137 (116) million were 18% above the figure for the same period of the previous year.

Reduction in risk-related costs

Value adjustments were 17% down at EUR 39 (47) million, the reduction reflecting the improved economic climate. Compared with first half of 2005, risk-related costs fell by 18 basis points to 50 (68) basis points of the average lease portfolio.

Falling US dollar limits lease portfolio growth

During the first six months of 2006, the lease portfolio grew by 3% to EUR 15.8 (15.4) billion, with De Lage Landen's European portfolio expanding by 6% to EUR 8.0 (7.5) billion. The growth was predominantly in the financial institutions and food & agri sectors. The American lease portfolio contracted by 1% to EUR 7.5 (7.6) billion owing to depreciation of the US dollar. Expressed in US dollars, however, the portfolio expanded by 7%. The office equipment sector showed a steep increase in America from the acquisition of a portfolio. Operations in the Asia Pacific region performed according to expectations, reporting growth of 8%.

Athlon acquisition strengthens position on car lease market

In the first half of the year, De Lage Landen made an offer for the shares of Athlon Holding N.V., a car lease and repair company. The acquisition has now been completed. The intention is to sell the repair activities. The car lease activities, on the other hand, make a good fit with those of Translease. The back office activities are being fully integrated. The acquisition has established a strong position for De Lage Landen on the Dutch car lease market. As from the second half of this year, the Athlon activities will contribute to the results.



Lease portfolio
in EUR billions
16
14
12
10
8
6
4
2
0
Asia/Pacific
America
Europe
30-Jun-05
31-Dec-05
30-Jun-06

Real estate

The real estate division of Rabobank developed strongly in the first six months of the year. The financing activities of FGH Bank and the project development activities of Rabo Vastgoed both showed strong growth. Net profit rose by 10% to EUR 43 (39) million. With the partial acquisition of Bouwfonds, Rabobank will significantly strengthen its position on the real estate market.

Results (in EUR millions)	2006-I	2005-I	Change
Interest	48	45	7%
Other income	30	28	7%
Total income	**78**	**73**	**7%**
Staff costs	12	10	20%
Other operating expenses	7	9	-22%
Operating expenses	**19**	**19**	**0%**
Gross result	**59**	**54**	**9%**
Value adjustments	-	-	-
Operating profit before taxation	**59**	**54**	**9%**
Taxation	16	15	7%
Net profit	**43**	**39**	**10%**
Other data	30-Jun-06	31-Dec-05	
Loans portfolio (in EUR billions)	8.8	7.8	13%
Land portfolio (in hectares)	2,411	2,000	21%
FTEs	**360**	**331**	**9%**

Income up and expenses unchanged

Income was 7% higher at EUR 78 (73) million. Despite the pressure on the margin, interest rose by 7% to EUR 48 (45) million. Thanks to improved results on projects and an increase in the income from associates, other income was 7% higher at EUR 30 (28) million.

Operating expenses remained stable at EUR 19 (19) million. The increase in staff costs was offset by a decrease in other operating expenses. The number of FTEs at 360 (301) was 20% higher than in the same period of the previous year.

Strong growth in lending and order portfolio

The real estate market benefited in the first half of 2006 from the healthier economic climate and the stronger consumer and producer confidence. In all sections of the commercial real estate market, the volume of transactions grew substantially. The volume of investments for the first six months exceeded the level for the same period of 2005. This increase is reflected in the growth of FGH Bank's portfolio. The loans portfolio expanded by 13% in the first six months of the year to reach EUR 8.8 (7.8) billion. The value of new production was over EUR 1.8 billion. The repayments amounted to EUR 0.6 billion. The greater part of the portfolio, 81%, relates to investment financing.

In the first half of the year, Rabo Vastgoed's order portfolio, comprising approved land and building projects, grew by 17% to EUR 4.4 (3.8) billion. The total area in the land order portfolio at 30 June 2006 was 2,411 (2,000) hectares, which represents an increase of 21%. The portfolio's potential is almost 50,000 houses, over 200,000 m² of commercial space and more than 270,000 m² of industrial space. In the first half of 2006, 803 (795) houses were sold.

Stronger real estate operation through partial Bouwfonds acquisition

The planned acquisition of a part of Bouwfonds means a significant strengthening of Rabobank's potential for providing real estate services. As a result, the Bank will become a leader for project development, as well as occupying a prominent position in the field of real estate asset management. The activities of Rijnlandse Bank fit well at Nederlandse Hypotheekbank, a business unit of FGH Bank.



Loans portfolio
In EUR billions
9
8
7
6
5
4
3
30-Jun-04
31-Dec-04
30-Jun-05
31-Dec-05
30-Jun-06

Corporate social responsibility

In the first half of 2006, Rabobank Group commenced the integration of corporate social responsibility (CSR) in the management processes. The integration is being underpinned by the inclusion of CSR in the performance management for Rabobank's executives. The ultimate goal is the integration of CSR in the core processes in order to maintain our position as the international leader for CSR. Because we consider CSR so important, we refer to it explicitly in our strategic framework for 2005 to 2010.

CSR in the planning and control cycle

The Executive Board decided mid-2005 to accelerate the integration of CSR in the core business processes. To this end, each business unit of the Group included at least two targets in its annual plan for 2006. These targets are the basis for the CSR monitoring, which is being conducted quarterly for the first time this year. The corresponding progress reports to the Executive Board are an integral part of the period management reports.

Integration of CSR in core processes

The main example of the integration of CSR in the core processes in 2006 is the use of CSR criteria for assessing corporate loan applications. The loan assessment process will be amended accordingly in the second half of the year. The CSR criteria are based on social issues that are a concern in sectors important for Rabobank. In the first half of this year, we began drawing up a list of the key issues in countries with significant risk areas. Stakeholders will be consulted in the second half of 2006 on the Annual Sustainability Report 2005, including the underlying policy and issues that are important to Rabobank. In parallel with the integration in corporate client services, De Lage Landen is currently integrating CSR criteria in its client acceptance policy. By the end of the first half of the year, Robeco had already met its annual target of at least 10% of the inflow being in sustainably managed assets. Real estate operations, too, take CSR expressly into account. Rabo Vastgoed's policy is to be involved with the inner-city problems of large towns and take a sustainable approach to developing and carrying out projects. It lived up to this in the first half of the year in The Hague (redevelopment) and Amsterdam (student accommodation and tighter energy usage standards).

Employees and CSR

For our employees, working for Rabobank Group means working in a culture where CSR has a place. It is often the case that this escapes their attention. Awareness is essential for embedding CSR more firmly in our day-to-day activities and for expressing it to the outside world. To this end, the first half of 2006 saw the start of an in-house communication campaign in the form of CSR working conferences.

Consolidated balance sheet

In millions of euros	30-Jun-06	31-Dec-05	30-Jun-05
Assets			
Cash and cash equivalents	1,974	2,923	8,006
Due from other banks	50,242	53,065	43,646
Trading financial assets	44,217	39,011	34,458
Other financial assets at fair value through profit and loss	22,466	17,449	29,842
Derivative financial instruments	21,300	24,135	33,326
Loans to customers	314,888	304,451	291,867
Available-for-sale financial assets	48,477	48,644	53,031
Held-to-maturity financial assets	1,577	1,908	2,165
Investments in associates	3,025	2,970	761
Goodwill and other intangible assets	429	252	260
Property and equipment	3,092	3,115	3,375
Investment properties	774	768	444
Deferred tax assets	1,466	1,575	1,724
Other assets	7,540	6,307	7,183
Total assets	521,467	506,573	510,088

In millions of euros	30-Jun-06	31-Dec-05	30-Jun-05
Liabilities			
Due to other banks	104,007	109,749	94,335
Due to other banks at fair value through profit and loss	221	239	234
Due to customers	195,917	186,427	173,729
Due to customers at fair value through profit and loss	17	32	18
Debt securities in issue	128,007	115,992	120,508
Debt securities in issue at fair value through profit and loss	19,084	19,333	16,894
Derivative financial instruments and other trade liabilities	24,901	28,081	37,614
Other debts	8,903	7,346	9,993
Insurance liabilities	11	3	19,114
Other financial liabilities at fair value through profit and loss	8,772	7,341	6,804
Provisions	990	931	1,102
Deferred tax liabilities	432	668	921
Employee benefits	1,020	1,437	1,965
Subordinated debt	2,510	2,645	3,296
Total liabilities	494,792	480,224	486,527
Equity			
Equity of Rabobank Nederland and local Rabobanks	15,873	15,450	14,605
Rabobank Member Certificates issued by group companies	5,811	5,811	3,851
	21,684	21,261	18,456
Trust Preferred Securities III to VI issued by group companies	1,981	2,092	2,075
Minority interests	3,010	2,996	3,030
Total equity	26,675	26,349	23,561
Total equity and liabilities	521,467	506,573	510,088

Consolidated profit and loss account

In millions of euros	First half 2006	First half 2005
Interest	2,886	2,784
Fees and commission	1,157	1,090
Income from Interpolis insurance business	-	157
Other	911	580
Income	4,954	4,611
Staff costs	1,984	1,841
Other administrative expenses	1,103	1,002
Depreciation and amortisation	167	154
Operating expenses	3,254	2,997
Value adjustments to financial assets	227	249
Operating profit before taxation	1,473	1,365
Taxation	272	306
Net profit for the period	1,201	1,059
Of which attributable to Rabobank Nederland and local Rabobanks	920	825
Of which attributable to holders of Rabobank Member Certificates	136	101
Of which attributable to Trust Preferred Securities III to VI	56	46
Of which attributable to minority interests	89	87
Net profit for the period	1,201	1,059

Consolidated statement of changes in equity

In millions of euros	First half 2006	First half 2005
Retained earnings		
At 1 January	15,172	13,469
Net profit attributable to Rabobank Nederland and local Rabobanks	920	825
Other	(126)	(221)
At 30 June	15,966	14,073
Net unrealised gains/(losses)		
Foreign currency translation reserve		
At 1 January	93	71
Currency translation differences arising in the period	(19)	(41)
At 30 June	74	30
Revaluation reserve - Available-for-sale financial assets		
At 1 January	184	478
Net unrealised gains/(losses) from fair value changes	(335)	117
Net unrealised (gains)/losses from disposals and impairment losses	(16)	(93)
At 30 June	(167)	502
Revaluation reserve - Cash flow hedges		
At 1 January	1	-
Reclassification of gains and losses to profit and loss	(1)	-
At 30 June	-	-
Net unrealised gains/(losses) at 30 June	(93)	532
Equity of Rabobank Nederland and local Rabobanks	15,873	14,605
Rabobank Member Certificates issued by group companies		
At 1 January	5,811	3,840
Net profit attributable to holders of Rabobank Member Certificates	136	101
Issue of Rabobank Member certificates	-	11
Payments on Rabobank Member Certificates	(136)	(101)
At 30 June	5,811	3,851
Trust Preferred Securities III to VI issued by group companies		
At 1 January	2,092	1,877
Currency translation differences	(111)	198
Net profit attributable to Trust Preferred Securities	56	46
Payments on Trust Preferred Securities	(56)	(46)
At 30 June	1,981	2,075
Minority interests		
At 1 January	2,996	3,269
Net profit attributable to minority interests	89	87
Other	(75)	(326)
At 30 June	3,010	3,030
Equity at 30 June	26,675	23,561

Consolidated cash flow statement

In millions of euros	First half 2006	First half 2005
Operating profit before taxation	1,473	1,365
Non-cash items recognised in profit and loss and other adjustments	(363)	(43)
Net (increase)/decrease in operating assets	(23,454)	(18,155)
Net increase/(decrease) in liabilities relating to operating activities	23,438	21,351
Other changes	(1,922)	(911)
Net cash flow from operating activities	**(828)**	**3,607**
Net cash flow from investing activities	**(177)**	**(4,184)**
Net cash flow from financing activities	**56**	**1,314**
Net increase/(decrease) in cash and cash equivalents	**(949)**	**737**
Cash and cash equivalents at 1 January	2,923	7,269
Cash and cash equivalents at 30 June	**1,974**	**8,006**

Business segments

In millions of euros	Domestic retail banking	Wholesale banking and international retail banking	Asset management and investment	Leasing	Real estate	Other (including profit of Eureko)	Total
For the half year ended 30 June 2006							
Segment income	2,794	1,287	385	363	78	47	4,954
Segment expense	1,985	814	257	250	19	156	3,481
Operating profit before taxation	809	473	128	113	59	(109)	1,473
Taxation	224	90	44	27	16	(129)	272
Net profit for the period	585	383	84	86	43	20	1,201
For the half year ended 30 June 2005							
Segment income	2,725	1,079	339	348	73	47	4,611
Segment expense	1,907	705	233	239	19	143	3,246
Operating profit before taxation	818	374	106	109	54	(96)	1,365
Taxation	266	81	36	28	15	(120)	306
Net profit for the period	552	293	70	81	39	24	1,059

Notes to the half-year financial statements

The consolidated half-year financial statements of Rabobank Group have been prepared in accordance with International Financial Reporting Standards 2006 as approved by the European Union and are presented in conformity with IAS 34 Interim Financial Reporting. Unless otherwise stated, all amounts are in euros. The accounting policies used for the consolidated financial statements of Rabobank Group at 30 June 2006 are the same as those used for the consolidated financial statements at 31 December 2005 and the comparative figures at 30 June 2005. The comparative figures at 30 June 2005 have been restated to reflect the deconsolidation of Interpolis in the profit and loss account and the insights gained since their preparation.

The preparation of the consolidated half-year financial statements requires management to make estimates and assumptions that affect the amounts reported for assets and liabilities and the reporting of contingent assets and liabilities at the date of the consolidated half-year financial statements, as well as the amounts reported for income and expenses during the reporting period. Although management based their estimates on the most careful assessment of the current circumstances and activities, the actual results might deviate from these estimates.

The profit of associates for the first half of 2006 is disclosed under other income and includes, among other items, the profit of Eureko attributable to Rabobank Group. The profit of associates for the second half of 2005 is disclosed under other income and excludes the profit of Interpolis, which is presented separately as at 30 June 2005.

For the publication of its half-year financial statements, Rabobank Group has opted for the alternative to present a condensed consolidated profit and loss account, a condensed consolidated statement of changes in equity and a condensed consolidated cash flow statement.

In the first half of the year, De Lage Landen made an offer for the shares of Athlon Holding N.V., a car lease and repair company. The acquisition has now been completed. The intention is to sell the repair activities. As from the second half of this year, the Athlon activities will contribute to the results.

Rabobank intends to acquire the property development activities, the asset management activities and Rijnlandse Bank, all part of Bouwfonds, from ABN AMRO. The acquisition will mean a substantial increase in project development and asset management activities.

Review report

Introduction

We have reviewed the accompanying interim condensed consolidated balance sheet of the Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. ('Rabobank Group'[1]), Amsterdam, as at 30 June 2006 and the related interim condensed consolidated statements of income, changes in equity and cash flow statement for the six-month period then ended and explanatory notes (as set out on page 18 up to and including page 24 and further referred to as interim figures). The Executive Board of Rabobank Group is responsible for the preparation and presentation of these interim figures in accordance with International Financial Reporting Standards as adopted by the European Union ('IAS 34'). Our responsibility is to express a conclusion on these interim figures based on our review.

Scope of Review

We conducted our review in accordance with standards for review engagements generally accepted in the Netherlands ('ISRE 2410 - Review of Interim Financial Information Performed by the Independent Auditor of the Entity'). A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with standards for auditing engagements generally accepted in the Netherlands and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our review, nothing has come to our attention that causes us to believe that the accompanying interim figures are not prepared, in all material respects, in accordance with IAS 34.

Utrecht, August 31, 2006

for Ernst & Young Accountants

N.M. Pul G.H.C. de Meris

1) Rabobank Group consists of Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. in Amsterdam, its affiliated local Rabobanks, Robeco Group N.V. in Rotterdam, De Lage Landen International B.V. in Eindhoven, Schretlen & Co N.V. in Amsterdam, FGH Bank N.V. in Utrecht, Rabohypotheekbank N.V. in Amsterdam, Onderlinge Waarborgmaatschappij Rabobanken B.A. in Amsterdam and their group companies.

Profile of Rabobank Group

Rabobank Group is a full-range financial services provider operating on the basis of co-operative principles. Its origins are in the local loan co-operatives that were founded in the Netherlands around 110 years ago by enterprising people who had virtually no access to the capital market. The local Rabobanks that evolved from this have a strong tradition in the agricultural sector and in small and medium-sized enterprises.

The Rabobank Group comprises 218 independent local co-operative Rabobanks in the Netherlands plus their central organisation Rabobank Nederland and its subsidiaries. Rabobank serves more than 9 million private individuals and corporate clients in the Netherlands and a growing number abroad. It employs 52,002 staff and is represented in 37 countries.
The Rabobank Group has the highest credit rating (Triple A), awarded by the well-known international rating agencies Moody's and Standard & Poor's. In terms of Tier I capital, the organisation is among the world's fifteen largest financial institutions.

The local Rabobanks and their clients form Rabobank Group's co-operative core business. The banks are members and shareholders of the supralocal co-operative organisation, Rabobank Nederland, which advises the banks and supports their local services.
Rabobank Nederland also supervises, on behalf of the Dutch central bank, the solvency, liquidity and administrative organisation of the local Rabobanks. Rabobank Nederland further acts as an (international) wholesale bank and as a bankers' bank to the Group and is the holding company of a large number of specialised subsidiaries.

Rabobank Group combines the best of two worlds: the local involvement and personal touch of the local Rabobanks with the expertise and economies of scale of Rabobank Nederland and its subsidiaries.

Ambition

Rabobank Group's ambition is to be the largest, best and most innovative all-finance service provider in the Netherlands. With their co-operative structure and a current membership of more than 1.6 million, the local Rabobanks are firmly rooted in society. In the Netherlands, Rabobank may justifiably call itself committed, near-you and a leader.
In the international environment, Rabobank Group's ambition is to be the best food & agri bank, with a strong presence in the world's major food & agriculture countries. For this purpose, the Group will use the experience it has accumulated in the Netherlands over many years.

In addition, the Group aspires to be the most sustainable bank globally, as would befit its identity and position in society. In the years ahead, Rabobank Group will further integrate corporate social responsibility in its core activities.

Our values

Rabobank Group offers all the financial services needed by clients as they participate in an economy-driven modern society. The Group strives to ensure that its services are continually adjusted and updated so that they always meet the needs of both private individuals and businesses.

We believe that sustainable growth in prosperity and well being requires careful nurturing of natural resources and the living environment.
We aim to contribute to this development with our activities. We respect the culture and traditions of the countries where we operate, insofar as these do not conflict with our own objectives and values.

In all our actions, we focus on our clients' best interests. We create customer value by:
- providing those financial services considered best and most appropriate by our clients;
- ensuring continuity in the services provided with a view to the long-term interests of the client;
- showing commitment to our clients and their environment, so that we can contribute to achieving their ambitions.

Rabobank Group structure



9 million clients
1.61 million members
218 member banks
Rabobank Nederland
Wholesale banking and international retail banking
Market support domestic retail banking
Group departments
• Corporate Clients
• Rabobank International
• Private individuals
• SME
• Private Banking
• Co-operative and Management
• Group ICT
• Group Finance
• Credit control
• Shared Services & Facilities
• Other corporate departments and services
Asset management Investment
Leasing
Real estate
Other Group units
• Robeco Group
• Schretlen & Co
• Alex
• De Lage Landen
• Rabo Vastgoed
• FGH Bank
• Obvion

Colophon

Published by
Rabobank Nederland Communications

Art direction and design
Borghouts Design, Haarlem

Photographs
Tjeerd Fonk

Internet
Info.nl, Amsterdam
SiteManagement

Production co-ordination
Kobalt BV, Amstelveen

Prepress
NEROC'VGM, Amsterdam

Printers
Thieme, Amsterdam

Materials used
This document was printed using environmentally friendly materials. The ink was mineral oil-free Novavit® Easy Mix Bio and the paper 250 gram and 130 gram Arctic the Volume (FSC certified).

Disclaimer
This Interim Report is a translation of the Dutch Interim Report. In the event of any conflict in interpretation, the Dutch original takes precedence.

Annual Reports
Rabobank Group publishes the following Annual Reports:
- Annual Report 2005
  (in Dutch and in English)
- Consolidated Financial Statements 2005
  (in Dutch and in English)
- Annual Sustainability Report 2005
  (in Dutch and in English)
- Interim Report 2006
  (in Dutch and in English)

For copies of these reports please contact Rabobank Nederland, Communications.
Croeselaan 18, 3521 CB Utrecht, The Netherlands
P.O. Box 17100, 3500 HG Utrecht, The Netherlands
Telephone +31 (0)30 - 216 18 54
Fax +31 (0)30 - 216 19 16
E-mail jaarverslagen@rn.rabobank.nl

All Annual Reports are also available on the Internet:
www.rabobankgroep.nl/reports

(This page has been left blank intentionally.)

(This page has been left blank intentionally.)

RESPONSIBILITY

The Issuer accepts responsibility for the information contained in this Prospectus. To the best of the knowledge and belief of the Issuer (which has taken all reasonable care to ensure that such is the case), the information contained in this Prospectus is in accordance with the facts and does not omit anything likely to affect the import of such information.

Rabobank Nederland



Prospectus dated 11 September 2006



Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland)

Utrecht, The Netherlands

3.125% Bonds 2006–2026 of CHF 200,000,000

– with reopening clause –

The outstanding long-term debt of the Issuer is rated "AAA" by Standard & Poor's Rating Group and "Aaa" by Moody's.

Issuer:	Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A., Croeselaan 18, NL-3521 CB Utrecht, The Netherlands
Issue Price:	The Syndicate Banks named below have purchased the Bonds at the price of 100.98% (before commissions).
Placement Price:	According to supply and demand
Life:	20 years bullet
Form and Delivery:	The Bonds will be represented by a permanent global certificate. Holders of Bonds do not have the right to request the printing and delivery of definitive Bonds.
Denomination:	CHF 5,000 nominal and multiples thereof
Payment Date:	15 September 2006
Redemption Date:	15 September 2026
Early Redemption:	For tax reasons only, anytime at par following a notice period according to the terms and conditions of the Bonds.
Reopening:	Rabobank Nederland reserves the right to reopen this issue of Bonds according to the terms and conditions of the Bonds.
Assurances:	Pari passu clause, negative pledge clause and cross default clause
Listing:	The listing of the Bonds on the main segment of the SWX Swiss Exchange will be applied for. The Bonds have provisionally been admitted to trading as of 12 September 2006.
Law and Jurisdiction:	The Bonds and all contractual documentation are governed by and shall be construed in accordance with Swiss law. Place of jurisdiction will be the courts of Zurich 2.
Selling Restrictions:	United States of America and U.S. Persons, United Kingdom, Italy and European Economic Area

Swiss Security No.: 2662084 / ISIN: CH0026620846 / Common Code: 026432081

Joint Lead Managers

Bayerische Hypo- und Vereinsbank Aktiengesellschaft, Munich, Zurich Branch

Zürcher Kantonalbank

Senior Co-Lead Manager

Bank Sarasin & Co. Ltd.

Co-Lead Managers

Bank Coop AG, ABN AMRO Bank N.V., Zurich Branch, Bank Vontobel Ltd., Lombard Odier Darier Hentsch & Cie, Pictet & Cie, Swiss Union of Raiffeisen Banks, UBS Investment Bank

HVB Member of UniCredit Group



Zürcher Kantonalbank

A) United States of America / U.S. persons

1. The Bonds have not been and will not be registered under the U.S. Securities Act of 1933, as amended (the "Securities Act") and may not be offered or sold within the United States of America (the "United States") or to, or for the account or benefit of, U.S. persons except in certain transactions exempt from or not subject to the registration requirements of the Securities Act.

   The Syndicate Banks have not offered or sold the Bonds, and will not offer or sell the Bonds (i) as part of their distribution at any time or (ii) otherwise until 25 October 2006, except in accordance with Rule 903 of Regulation S under the Securities Act.

   Accordingly, neither the Syndicate Banks and their affiliates nor any persons acting on their behalf have engaged or will engage in any selling activities directed towards the United States with respect to the Bonds, and they have complied and will comply with the offering restrictions requirement of Regulation S. The Syndicate Banks agree that, at or prior to confirmation of any sale of Bonds, they will have sent to each distributor, dealer or person receiving a selling commission, fee or other remuneration that purchases Bonds from them during the Restricted Period (as defined below), a notice substantially to the following effect:

   "The Bonds covered hereby have not been registered under the U.S. Securities Act of 1933 as amended (the "Securities Act") and may not be offered or sold within the United States of America or to, or for the account or benefit of, U.S. persons (i) as part of their distribution at any time or (ii) otherwise until 25 October 2006, except in either case in accordance with Regulation S under the Securities Act. Terms used above have the meanings given to them by Regulation S."

   Terms used in this paragraph 1 have the meanings given to them by Regulation S under the Securities Act.

2. The Syndicate Banks represent and agree that they have not entered and will not enter into any contractual arrangement with respect to the distribution or delivery of the Bonds except with its affiliates or with the prior written consent of the Issuer.

3. In addition,

   (1) except to the extent permitted under U.S. Treas. Reg. § 1.163-5(c)(2)(i)(D) (the "D Rules"),

      a) the Syndicate Banks represent and agree that they have not offered or sold and during the Restricted Period will not offer or sell Bonds to a person who is within the United States or its possessions or to a United States person, and that it will use reasonable efforts to sell the Bonds in Switzerland, and

      b) the Syndicate Banks represent and agree that they have not delivered and will not deliver within the United States or its possessions Bonds that are sold during the Restricted Period;

   (2) the Syndicate Banks represent and agree that they have and throughout the Restricted Period will have in effect procedures reasonably designed to ensure that its employees or agents who are directly engaged in selling Bonds are aware that Bonds may not be offered or sold during the Restricted Period to a person who is within the United States or its possessions or to a United States person, except as permitted by the D Rules;

   (3) if the Syndicate Banks are a U.S. person, they represent that they are acquiring Bonds in bearer form for the purposes of resale in connection with the original issuance of Bonds and if they retain Bonds in bearer form for their own account, it will only do so in accordance with the requirements of U.S. Treas. Reg. §1.163-5(c)(2)(i)(D)(6); and

(4) with respect to each affiliate that acquires from the Syndicate Banks Bonds for the purpose of offering or selling Bonds during the Restricted Period, the Syndicate Banks repeat and confirm the representations and agreements contained in clauses (1), (2) and (3) on its behalf.

Terms used in this paragraph 3 have the meaning given to them by the U.S. Internal Revenue Code and regulations thereunder, including the D Rules.

The "Restricted Period" means that period expiring on 25 October 2006, except that any offer or sale of Bonds by the Syndicate Banks shall be deemed to be during the Restricted Period if the Syndicate Banks hold Bonds as part of an unsold allotment.

B) United Kingdom

Each of the Syndicate Banks represents, warrants and agrees that:

(a) it has complied and will comply with all applicable provisions of the Financial Services and Markets Act 2000 (the "FSMA") with respect to anything done by it in relation to the Bonds in, from or otherwise involving the United Kingdom; and

(b) it has only communicated or caused to be communicated and it will only communicate or cause to be communicated any invitation or inducement to engage in investment activity (within the meaning of section 21 of the FSMA) received by it in connection with the issue or sale of any Bonds in circumstances in which section 21(1) of the FSMA does not apply to the Company.

C) Italy

The offering of the Bonds has not been cleared by CONSOB (the Italian Securities Exchange Commission) or the Bank of Italy pursuant to Italian securities legislation and, accordingly, no Bonds may be offered, sold or delivered, nor may copies of the Offering Circular or of any other document relating to the Bonds be distributed in the Republic of Italy, except:

(a) to professional investors (*operatori qualificati*), as defined in Article 31, second paragraph, of CONSOB Regulation No. 11522 of 1 July 1998, as amended; or

(b) in circumstances which are exempted from the rules on solicitation of investments pursuant to Article 100 of Legislative Decree No. 58 of 24 February 1998 (the Financial Services Act) and Article 33, first paragraph, of CONSOB Regulation No. 11971 of 14 May 1999, as amended.

Any offer, sale or delivery of the Bonds or distribution of copies of the Offering Circular or any other document relating to the Bonds in the Republic of Italy under paragraph (a) or (b) above must be:

(i) made by an investment firm, bank or financial intermediary permitted to conduct such activities in the Republic of Italy in accordance with the Financial Services Act and Legislative Decree No. 385 of 1 September 1993 (the Banking Act); and

(ii) in compliance with Article 129 of the Banking Act and the implementing guidelines of the Bank of Italy, as amended from time to time, pursuant to which the issue or the offer of securities in the Republic of Italy may need to be preceded and followed by an appropriate notice to be filed with the Bank of Italy depending, inter alia, on the aggregate value of the securities issued or offered in the Republic of Italy and their characteristics; and

(iii) in compliance with any other applicable laws and regulations.

D) European Economic Area[1]

The Syndciate Banks have represented and agreed that they have not offered and will not offer any Bonds to persons in any Member State of the European Economic Area, except that it may offer Bonds in any Member State:

a) at any time to legal entities which are authorised or regulated to operate in the financial markets or, if not so authorised or regulated, whose corporate purpose is solely to invest in securities; or

b) at any time to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000 and (3) an annual net turnover of more than €50,000,000 all as shown in its last annual or consolidated accounts; or

c) in any circumstances which do not require the publication by the Issuer of a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of this provision, the expression "offer" in relation to any Bonds in any Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the Bonds to be offered so as to enable an investor to decide to purchase or subscribe the Bonds, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State.

E) General

The Bonds are only to be offered or sold by the Syndicate Banks and any offering material or other communication relating to the distribution of the Bonds is only to be distributed as far as such offer or sale or such distribution is consistent with the applicable law of any territory, jurisdiction and, without limitation, the selling restrictions set out above.

[1] In each EEA member state additional local selling restrictions might apply which must be complied with. No registration of securities offered nor a publication of a prospectus outside of Switzerland is intended.

TABLE OF CONTENTS

For information on the Issuer reference is made to the detailed prospectus in English dated 9 June 2006 prepared in connection with the issuance of CHF 500,000,000 2.875% Bonds 2006–2014 of the same Issuer (Swiss Security No. SIS 2554918). Copies of such prospectus are available at Bayerische Hypo- und Vereinsbank Aktiengesellschaft, Munich, Zurich Branch, P.O. Box, CH-8027 Zurich, or can be ordered by telephone (number +41 44 288 76 13), by fax (number +41 44 288 71 05) or by e-mail kap@hvbeurope.com.

This present Prospectus, jointly with the above mentioned prospectus dated 9 June 2006, is solely relevant for the admission of the Bonds of this issue to trading and listing on the SWX Swiss Exchange.

Since the publication of the above mentioned prospectus dated 9 June 2006 there has been no significant adverse change in the financial or trading position nor any material adverse change in the financial position or prospects of the Issuer.

Recent Developments

Acquisition of Central Coast Bancorp in California completed

With the completion in January 2006 of the acquisition of the NASDAQ-quoted holding company Central Coast Bancorp in California, which was announced in 2005, Rabobank became the owner of the banking subsidiary Community Bank of Central California ("CBCC"). CBCC operates an extensive branch network in California which has merged into Rabobank's existing operations.

Successful placing of Member Certificates

Member Certificates III in the amount of € 2.0 billion were placed with members in 2005. As with previous issues, the new certificates were in great demand and the issue was oversubscribed.

De Lage Landen acquires Athlon Car Lease

Following the acceptance of the outstanding shares offered during the acceptance period and the post-acceptance period and including the outstanding shares acquired via Euronext Amsterdam and the acquired cumulative preference shares, De Lage Landen International B.V. held 99.6% of Athlon's total issued and outstanding share capital on 21 July 2006. The total investment amounts to € 578 million. The combination of car leasing companies Athlon Car Lease and De Lage Landen Translease (the car leasing subsidiary of De Lage Landen) will result in a position as one of the market leaders in the Netherlands.

Sekerbank

In July 2005 Rabobank signed an agreement to acquire a 36.5% interest in Sekerbank which is active in the Turkish agricultural sector, and also offers financial services to private individuals and small and medium sized enterprises. After acquiring this interest Rabobank would be obliged to conduct a tender offer which should have increased the interest of Rabobank to at least 51%. On the instigation of the 36.5% shareholder of Sekerbank the court in Istanbul ruled in February 2006 that the price of the shares as agreed between Rabobank and Sekerbank had to be increased by 72% (from € 82 million to € 141 million). Rabobank filed an appeal against the ruling of the court.

Rabobank Intends to acquire Bouwfonds

Rabobank announced on 31 July 2006 that it intends to acquire Bouwfonds' real estate development and asset management activities from ABN AMRO. The real estate financing activities (BPF) will, with the exception of Rijnlandse Bank, not be acquired. The acquisition will require an investment of EUR 845 million. Rabobank will leverage this acquisition to further crystallise its strategy aimed at achieving a stronger position in the field of real estate in the Netherlands. The group will operate under the name Rabo Bouwfonds.

Rabobank acquires two banks in Indonesia

On 13 July 2006, the Rabobank Group signed an agreement to acquire ownership of the holding companies that own two Indonesian banks, Bank Haga and Bank Hagakita, from individual sharehholders. Both banks focus primarily on serving owners of small and medium-sized businesses in the trading, manufacturing and business services sectors. The two banks have a combined total of 1,537 employees and a network of 78 branches, sub-branches and cash offices located in Java, Bali and southern Sumatra. The two banks had total assets of Rp. [3.97] trillion as of 31 December 2005. Rabobank Group's tier 1-ratio will decrease approximately 0.03 per cent as a result of this takeover.

Outlook 2006

The recovery of the Dutch economy, which commenced in the second half of 2005, is expected to continue and gather momentum in 2006.

The domestic banking operations could benefit from the economic growth, precisely because the sectors with a more domestic focus are now also contributing to the upturn. It is anticipated, however, that the fierce competition between banks in key market segments such as small and medium-sized enterprises and the market for mortgage loans, added to the continued low interest rate, will cause interest margins to remain under pressure in 2006.

Worldwide, Rabobank expects a favourable economic trend for 2006. These conditions will present good opportunities for Rabobank Group to expand its international operations, particularly in leasing, wholesale and international retail operations. By means of organic growth and selective (minor) acquisitions, Rabobank will further expand its operations abroad.

GENERAL INFORMATION

Authorization

Pursuant to a resolution of the appropriate internal body of Rabobank Nederland of 7 August 2006 and a Bond Purchase and Paying Agency Agreement dated 8 September 2006 among the Issuer and Bayerische Hypo- und Vereinsbank Aktiengesellschaft, Zurich Branch and Zürcher Kantonalbank as well as the other Syndicate Banks listed on the front page hereof, the Issuer has decided to issue the 3.125% Bonds 2006–2026, due on 15 September 2026 of CHF 200,000,000.

Net Proceeds

The net proceeds of the issue of the Bonds, being the amount of CHF 199,335,000 will be used by the Issuer for general corporate purposes. None of the Syndicate Banks shall have any responsibility for or be obliged to concern itself with the application of the net proceeds of the Bonds.

Litigation

Except as disclosed herein and in the Prospectus of the Issuer dated 9 June 2006 relating to another recent issue, the Issuer is not involved in any court, arbitration, governmental or administrative proceedings (including any proceedings which are pending or threatened of which the Issuer is aware) which may have or have had in the past 12 months a significant effect on the financial position of the Issuer.

No Material Adverse Change

Save as disclosed herein and in the Prospectus of the Issuer dated 9 June 2006 relating to another recent issue, there has been no material adverse change, nor any event involving a prospective material adverse change, in the assets and liabilities, financial position or prospects of the Issuer since December 31, 2005.

Representation

In accordance with Article 50 of the Listing Rules of the SWX Swiss Exchange Bayerische Hypo- und Vereinsbank Aktiengesellschaft, Munich, Zurich Branch has been appointed by the Issuer as representative to lodge the listing application with the Admission Board of the SWX Swiss Exchange.

Admission to Repo Business

Based on the judgement of the Swiss National Bank (SNB) the Bonds of the Issuer have been admitted to the SNB Basket for the repo business. This Issue complies with all criteria according to the information leaflet "The SNB basket".

TERMS OF THE BONDS

The Terms of the CHF 200,000,000 3.125% Bonds 2006–2026 issued by Coöperatieve Centrale Raiffeisen – Boerenleenbank B.A. (Rabobank Nederland) (the "Issuer") are as follows:

1. Denomination, Form and Reopening

The Bonds are issued in denominations of CHF 5,000 and multiples thereof. The Bonds entitle the holder thereof to payment of interest and repayment of the Bonds. For the purpose of the interest the Bonds are furnished with annual interest coupons (hereinafter called the "Coupons").

The Bonds and all rights connected therewith are in bearer form and are represented by a Permanent Global Certificate (the "Global Permanent Certificate"). Each Holder retains a quotal co-ownership interest (*Miteigentumsanteil*) in the Permanent Global Certificate to the extent of his claim against the Issuer. The Permanent Global Certificate will be deposited by Bayerische Hypo- und Vereinsbank Aktiengesellschaft, Munich, Zurich Branch ("HVB") with SIS SegaInterSettle AG, in Olten, Switzerland ("SIS") or any other securities clearing system (the "Depositories"), approved by the SWX Swiss Exchange ("SWX") until final redemption or printing of the Bonds.

Holders do not have the right to demand the printing of definitive Bonds and Coupons. If HVB deems the printing of definitive Bonds to be necessary or if, under Swiss or foreign law, the enforcement of obligations of the Issuer can only be ensured by means of definitive Coupons, e.g., in the case of bankruptcy, relief of debtors or reorganization of the Issuer, HVB shall provide, without any costs to Bondholders, for the printing and delivery of definitive Bonds and Coupons.

The Issuer reserves the right to reopen this issue without the consent of the Bondholders by the issue of additional Bonds which will be fungible with the Bonds (i.e., identical especially in respect of the Terms of the Bonds, security number, final maturity and interest rate). The term "Bonds" shall, in the case of such issue, also comprise such additionally issued Bonds.

2. Interest

The Bonds bear interest from 15 September 2006 to 15 September 2026 at the rate of 3.125% per annum, payable annually in arrears on 15 September of each year (the "Interest Payment Date"). For this purpose, each Bond is furnished with annual Coupons, the first of which will become due and payable on 15 September 2007.

Interest is computed on the basis of twelve 30-day months of a 360-day year.

Bonds repaid (as per Subsection 3.1) or redeemed (as per Subsection 3.2) shall cease to carry interest from the beginning of the day on which they become due for redemption or repayment.

If an Interest Payment Date (other than the Maturity Date as defined in Section 3 below) would otherwise be a day that is not a Business Day (as defined below), such Interest Payment Date will be the next succeeding day that is a Business Day. If the Maturity Date falls on a day that is not a Business Day, the payment of principal and interest will be made on the next succeeding Business Day, and no interest shall accrue for the period from and after such Maturity Date.

"Business Day" means any day (1) on which SIS is open for business, and (2) on which commercial banks are open for domestic business and foreign exchange (including dealings in Swiss francs) during the entire day in Zurich, Switzerland.

3. Redemption, Repurchase and Cancellation

3.1 Final Repayment

Unless previously redeemed (as per Subsection 3.2) the Issuer shall repay all outstanding Bonds at 100% of their principal amount (hereinafter called "Final Redemption Value") without further notice on 15 September 2026 (the "Maturity Date").

3.2 Redemption for Tax Reasons

The Bonds may be redeemed for tax reasons prior to the Maturity Date as provided in Section 6 hereof.

3.3 Purchase and Cancellation

The Issuer and any of its subsidiaries may at any time purchase Bonds, in the open market or otherwise. Any purchase shall be made in accordance with applicable laws or regulations, including (without limitation) applicable stock exchange regulations. The Bonds so purchased, while held by or on behalf of the Issuer or any of its subsidiaries, shall not entitle their Holder to vote at any meetings of the Bondholders and shall not be deemed to be outstanding for the purposes of calculating quorums at meetings of the Bondholders pursuant to Section 17.

Any Bonds purchased by the Issuer or any of its subsidiaries may be held, resold or surrendered to HVB for cancellation.

4. Transfer of Funds by the Issuer

The amounts required for the servicing of the Bonds or Coupons will be made available in good time for each due date in Swiss francs which will be placed at the free disposal of HVB, as Principal Paying Agent, on behalf of the Bondholders and/or Couponholders.

The Issuer shall pay without costs for the Bondholders and Couponholders, under all circumstances and notwithstanding any future transfer restrictions, irrespective of nationality or domicile of the Bondholders or Couponholders and without requiring any affidavit or the fulfillment of any other formality, except as required by law, any sums due pursuant to the Terms of the Bonds in freely disposable Swiss francs, outside of any bilateral or multilateral payment or clearing agreement which may exist on the due dates between the Netherlands and Switzerland, to HVB which shall act for this purpose as representative of the Bondholders and Couponholders.

The receipt by HVB of the funds from the Issuer shall release the Issuer from its obligations under the Bonds and Coupons for the payment of interest and principal plus premium, if any, to the extent of receipt of such payment. Upon receipt of the funds and under the same conditions as received, HVB will arrange payment to the Bondholders and Couponholders.

5. Payments of Funds to the Bondholders and Couponholders

Interest and principal will be paid against surrender of the Bonds and Coupons, as the case may be, in the lawful money of the Confederation of Switzerland without any charges at all offices in Switzerland of any of the following banks (the "Paying Agents"):

Bayerische Hypo- und Vereinsbank Aktiengesellschaft, Munich, Zurich Branch

Zürcher Kantonalbank
Bank Sarasin & Co. Ltd.
Bank Coop AG
ABN AMRO Bank N.V., Amsterdam, Zurich Branch
Bank Vontobel Ltd.
Lombard Odier Darier Hentsch & Cie

Pictet & Cie
Swiss Union of Raiffeisen Banks
UBS AG

If printed, definitive Bonds must be presented and surrendered for payment at one of the above offices with all unmatured Coupons attached, if any. The total value of missing Coupons shall be deducted from the principal amount of the Bonds payable, but such Coupons shall be paid on presentation until such time as they become time-barred by virtue of the Statute of Limitations in accordance with Swiss law.

If, at any time during the life of the Bonds, HVB shall resign or become incapable of acting as Principal Paying Agent or shall be adjudged bankrupt or insolvent, HVB may be substituted as Principal Paying Agent by a duly licensed major Swiss bank or Swiss branch of a major foreign bank chosen by the Issuer. In the event of any replacement of HVB as Principal Paying Agent, all references to HVB shall be deemed to refer to such replacement. Notice of appointment of any substitute Principal Paying Agent shall be published in accordance with Section 14 of the Terms of the Bonds.

If the due date of any amount of principal or interest of any Bond or Coupon to be physically surrendered or presented for payment is not a Business Day (as defined in Section 2) in the place where the relevant Bond or Coupon, as the case may be, is physically surrendered or presented then the holder of such Bond or Coupon who physically surrenders or presents the Bond or Coupon on the next following Business Day in such place will not be entitled to any further interest or other payment in respect of any such delay.

6. Taxation

6.1 Payment of Additional Amounts

All payments of principal and interest on the Bonds by the Issuer to the Principal Paying Agent will be made without deduction or withholding for or on account of any present or future taxes, duties or governmental charges of any nature whatsoever imposed, levied or collected by or in or on behalf ot the Netherlands or by or on behalf of any political subdivision or authority therein having power to tax (hereinafter together called ("Withholding Taxes"), unless such deduction or withholding is required by law.

In the event that any Withholding Taxes on any such payments to the Principal Paying Agent must be withheld at source by the Issuer, the Issuer shall pay such additional amounts ("Additional Amounts") as may be necessary in order that the net amounts received by the Bondholders after such deduction or withholding shall equal the respective amounts of principal and interest which would have been receivable in respect of the relevant Bonds and/or Coupons in the absence of such deduction or withholding. No such Additional Amounts shall, however, be payable on account of any taxes, duties or governmental charges which:

a) are payable otherwise than by deduction or withholding from payments of principal or interest under these Terms of the Bonds; or

b) are payable by reason of the Bondholder having, or having had, some personal or business connection with the Netherlands and not merely by reason of the holding of the Bond or Coupon; or

c) are payable by reason of a change in law that becomes effective more than 30 days after the relevant payment of principal or interest becomes due, or is duly provided for and notice thereof is published in accordance with Section 14, whichever occurs later; or

d) no such additional amounts are payable where such deduction or withholding is imposed on a payment to an individual and is required to be made pursuant to the Council Directive on taxation of savings income in the form of interest payments or the equivalent measures that Switzerland and/or Liechtenstein have agreed upon their negotiations with the EU Council because of this Directive or any law implementing or complying with, or introduced in order to conform to that Directive.

6.2 Early Redemption for Tax Reasons

If, as a result of any change in, or amendment to, the laws or regulations prevailing in the Netherlands, which change or amendment becomes effective on or after 15 September 2006, or as a result of any application or official interpretation of such laws or regulations not generally known before that date, Withholding Taxes are or will be liable on payments by the Issuer to the Principal Paying Agent of principal or interest in respect of the Bonds which cannot be avoided and, by reason of the obligation to pay Additional Amounts as provided in paragraph 1 hereof, such Withholding Taxes are to be borne by the Issuer, the Issuer may redeem the Bonds in whole, but not in part, at any time, on giving not less than 60 days notice, at the Final Redemption Value, together with interest accrued to the date fixed for redemption. No such notice of redemption shall be given earlier than 90 days prior to the earliest date on which the Issuer would be obliged to withhold or pay Withholding Taxes were a payment in respect of the Bonds or Coupons then made.

Any such notice shall be given by publication in accordance with Section 14. It shall be irrevocable, must specify the date fixed for redemption and must set forth a statement in summary form of the facts constituting the basis for the right of the Issuer so to redeem.

7. Status and Negative Pledge Clause

7.1 Status

The Bonds constitute unsecured and unsubordinated obligations of the Issuer ranking *pari passu* among themselves and with all other present or future unsecured and unsubordinated obligations of the Issuer, save for those preferred by mandatory provisions of law.

7.2 Negative Pledge Clause

So long as any of the Bonds remain outstanding, the Issuer undertakes not to secure any of its other indebtedness, whether present or future, which is both (a) represented by bonds, notes or other securities which have an initial life exceeding two years and which are for the time being, or are intended to be, quoted, listed, ordinarily dealt in or traded on any stock exchange or over-the-counter or other similar securities market and (b) not Domestic Indebtedness.

In this Condition 7.2, "Domestic Indebtedness" means the indebtedness as referred to under (a) above of the Issuer which is denominated or payable (at the option of any party) in euro unless 50 per cent. or more thereof in aggregate principal amount is initially offered or sold outside the Netherlands.

8. Events of Default

HVB has the right but not the obligation, on behalf of the Bondholders, to declare all the outstanding Bonds, plus accrued interest to the date of such payment, to be immediately repayable at their par value in case of:

a) non-payment of the principal of any of the Bonds as and when the same shall become due and payable and such default continues for a period of 30 days; or

b) non-payment of interest on or additional amounts payable under Section 6 on any of the Bonds as and when the same become due and payable and such default continues for a period of 30 days; or

c) failure on the part of the Issuer duly to observe or perform any other covenants or obligations under the Agreement or the Terms for a period of 15 days after the date on which written notice by HVB of such failure, requiring the Issuer to remedy the same, shall have been sent to the Issuer; or

d) any other indebtedness of the Issuer or any Material Subsidiary (as defined in the Section 9) either (i) becomes due and payable, exceeding Euro 35,000,000 or its counter-value prior to the due date for payment thereof by reason of default by the Issuer or a Material Subsidiary; or (ii) is not repaid at maturity as extended by the period of grace, if any, applicable thereto, or any guarantee or indemnity given by the Issuer or any Material Subsidiary in respect of indebtedness of any person is not honoured when due; or

e) the Issuer or any Material Subsidiary shall generally not pay its debts as they become due, or shall admit in writing its inability to pay its debts, or shall make general assignment for the benefit of creditors; or

f) the Issuer or any Material Subsidiary shall commence any case, proceeding or other action or any case, proceeding or other action shall be commenced against the Issuer or any Material Subsidiary (which results in the entering of an order for relief against one of them which is not fully stayed within 30 days after the entering thereof or remains undismissed for a period of 30 days) seeking arrangement, adjustment, bankruptcy, dissolution or composition of any one of them or of the debts of any one of them under any law relating to bankruptcy, insolvency or relief of debtors, or seeking appointment of a receiver, trustee, custodian or other similar official for any one of them or for all or any substantial part of the property of any one of them; or

g) the Issuer or any Material Subsidiary respectively shall take any corporate action to authorise any of the actions set forth above in paragraphs e) and f).

9. Sale or Transfer of Assets, Reorganisation, Liquidation or Merger

In case of:

a) sale or transfer of all or a substantial part of the assets of the Issuer or of a Material Subsidiary or liquidation or merger of a Material Subsidiary (for this purpose, a part of the assets shall be deemed to be substantial if, when aggregated with all previous disposals after the Payment Date of this Issue taken into account under the subparagraph, the value thereof amounts to 10 per cent, or more of the gross assets of such entity determined by reference to the latest available audited unconsolidated balance sheet of such entity); or

b) reorganization or the Issuer or a Material Subsidiary, unless in the opinion of HVB such reorganization includes adequate protection of the Bondholders; or

c) liquidation or merger of the Issuer, unless (i) the successor company (if any) assumes all obligations of the Issuer; and (ii) the ratio of Consolidated Equity of the successor company to consolidated total assets shall not be less than that before such liquidation or merger,

HVB has the right, but not the obligation, to declare on behalf of the Bondholders, all outstanding Bonds plus accrued interest, to be immediately payable at par 30 days after receipt of a written notice addressed to the Issuer by HVB.

"Subsidiary" means a corporation a majority of the outstanding voting stock of which is owned, directly or indirectly, by the Issuer or by one or more other Subsidiaries.

"Material Subsidiary" means any Subsidiary of the Issuer whose net profits after tax but before extraordinary items or whose net assets (in each case attributable to the shareholders of the Issuer) represent 10 per cent, or more of the consolidated net profits after tax but before extraordinary items or consolidated net assets (in each case attributable to the shareholders of the Issuer) of the Issuer and its Subsidiaries. A report of the auditors of the Issuer that in their opinion a Subsidiary of the Issuer is or is not a Material Subsidiary shall, in the absence of manifest error, be conclusive and binding on all parties.

"Consolidated Equity" means the sum of:

a) the par value of the outstanding capital stock of all classes; plus

b) the amount of the consolidated surplus, whether capital or earned; plus

c) that minority portion of consolidated subsidiaries, if any, which for accounting purposes is consolidatable pursuant to general accepted accounting principles and practices in the relevant jurisdiction.

10. Replacement of Issuer

The Issuer may, without the consent of the Holders, at any time substitute for itself in respect of all rights and obligations arising under or in connection with the Bonds, any non-Swiss issuer of which 90% or more of the shares carrying voting rights are directly or indirectly held by the Issuer (the "New Issuer"), provided that:

a) the New Issuer is in the opinion of HVB in a position to fulfil all payment obligations arising from or in connection with the Bonds and Coupons in freely convertible and transferable legal tender of Switzerland without any need to deduct or withhold any taxes or duties at source and to transfer without restriction all amounts required to be paid under the Bonds and Coupons to HVB and the interests of the holders of Bonds and/or Coupons are adequately protected in the opinion of HVB;

b) the New Issuer has obtained to this effect all necessary authorisations of the country of its domicile or its deemed residence for tax purposes; and

c) the Issuer has issued its irrevocable and unconditional guarantee as per Art. 111 of the Swiss Federal Code of Obligations in respect to the obligations of the New Issuer under the Bonds and Coupons in form and content satisfactory to HVB.

Any substitution shall be published in accordance with Section 14. In the event of such substitution, any reference in the Agreement and Annexes and Terms of the Bonds to the Issuer shall be deemed to refer to the New Issuer and any reference to the Netherlands (as far as made in connection with the Issuer) shall be deemed to refer to the country in which the New Issuer has its domicile or is deemed resident for tax purposes.

11. Replacement of Bonds, Couponssheets and Coupons

If printed, Bonds, Couponssheets or Coupons which are mutilated, lost or destroyed may be replaced at the office of HVB against payment by the holder of the respective Bonds, Couponssheets or Coupons at such costs as may be incurred in connection therewith and on such terms as to evidence and guarantee as the Issuer and HVB may require and, in the case of mutilation, upon surrender of the mutilated Bonds, Couponssheets or Coupons.

12. Listing

Application will be made for the admission and listing of the Bonds on the main segment of SWX.

The Issuer will use reasonable endeavors to have the Bonds listed on SWX and to maintain such listing during the whole life of the Bonds.

13. Prescription

Claims for payment of principal and interest, respectively, cease to be enforceable by legal action in accordance with the applicable Statute of Limitations (presently after 10 years (in the case of principal) and 5 years (in the case of interest) from their relevant due dates).

14. Notices

All notices regarding the Bonds and/or the Coupons shall be published by HVB electronically on the website www.swx.com in accordance with the rules and regulations of SWX.

All notices to the Issuer by any Bondholder or Couponholder shall be transmitted through HVB exclusively.

15. Applicable Law and Jurisdiction

The Bonds and Coupons are governed by Swiss law.

Any dispute which might arise between the Bondholders and Couponholders on the one hand and the Issuer on the other hand regarding the Bonds or the Coupons shall fall within the jurisdiction of the ordinary courts of justice of the Canton of Zurich, place of venue being Zurich 2.

Solely for that purpose and for the purpose of the performance and enforcement of its obligations under these Terms of the Bonds, the Bonds and Coupons in Switzerland, the Issuer elects legal and special domicile (including pursuant to Article 50 of the Swiss Federal Act on Debt Enforcement and Bankruptcy) at the offices of HVB and appoints HVB as its agent for service of process. HVB shall forthwith notify the Issuer of any communication received under this Section.

The Bondholders and Couponholders are also at liberty to enforce their rights and to take legal action against the Issuer before the competent courts of the Netherlands, in which case Swiss law shall be applicable with respect to the Bonds or Coupons.

16. Currency Indemnity

If any payment obligation of the Issuer in favor of the Bondholders or Couponholders has to be changed from Swiss francs into a currency other than Swiss francs (to obtain a judgment, execution or for any other reason) the Issuer undertakes, as a separate and independent obligation, to indemnify the Bondholders or Couponholders for any shortfall caused by fluctuation of the exchange rates applied for such conversions.

17. Bondholders' Meeting

17.1 HVB or the Issuer may at any time convene a meeting of the Bondholders (a "Bondholders' Meeting").

In case of any event mentioned in Section 8 above, holders of Bonds who wish that a Bondholders' Meeting should be convened and who represent Bonds in the aggregate principal amount of at least 10% (ten percent) of the aggregate principal amount then outstanding and who are entitled to vote in accordance with Subsections 17.5 and 17.7 below may at any time require HVB to convene a Bondholders' Meeting, which shall convene such a meeting as soon as practicably possible upon receipt of such request.

17.2 A Bondholders' Meeting may consider any matter affecting the interests of the Bondholders (other than matters on which HVB has previously exercised its rights contained in Section 18 below), including any modification of or arrangement in respect of the terms and conditions of the Bonds and Coupons.

17.3 Notice convening a Bondholders' Meeting shall be given at least 20 days prior to the proposed date thereof. Such notice shall be given by way of one announcement in accordance with Section 14 above, at the expense of the Issuer. It shall state generally the nature of the business to be transacted at such meeting. If an Extraordinary Resolution (as defined below) is being proposed, the wording of the proposed resolution or resolutions shall be indicated. The notice shall specify the day, hour and place of the meeting and also the formal requirements referred to in Subsection 17.5 below. The Issuer and the Paying Agents will each make a copy of such notice available for

inspection of the Bondholders during normal business hours at each of their respective head offices.

Notice of any resolution passed at a Bondholders' Meeting will be published by HVB on behalf and at the expense of the Issuer in compliance with Section 14 above not less than 10 days after the date of the meeting. Non-publication of such notice shall not invalidate such resolution.

17.4 All Bondholders' Meetings shall be held in Zurich. A chairman (the "Chairman") shall be nominated by HVB in writing. If no person has been so nominated or if the nominated person shall not be present at the Bondholders' Meeting within 30 minutes after the time fixed for holding the meeting, the Bondholders present shall choose one of their number to be the Chairman.

The Chairman shall lead and preside over the Bondholders' Meeting. Among others, it shall be his duty to determine the presence of persons entitled to vote and to inquire if the necessary quorum (as set forth below) is present. He shall instruct the Bondholders as to the procedure of the Bondholders' Meeting and the resolutions to be considered.

In the case of any equality of votes, the Chairman shall have a casting vote.

A declaration by the Chairman that a resolution has been carried or carried by a particular majority or rejected or not carried by a particular majority shall be conclusive evidence of the fact without proof of the number or proportion of the votes recorded in favor of or against such resolution.

17.5 Each person who produces a Bond or a certificate by a Manager in respect of such Bond relating to that Bondholders' Meeting is entitled to attend and to vote on the resolutions proposed at such Bondholders' Meeting. Couponholders are not entitled to attend or vote at Bondholders' meetings. Said certificate shall be dated before the date of the Bondholders' Meeting and confirm that the Bond is deposited with the Manager and will remain deposited with it until and including the date of the Bondholders' Meeting and that it has not issued any other such certificate with respect to such Bond.

17.6 The quorum necessary in order to vote on resolutions proposed at a Bondholders' Meeting shall be persons entitled under Subsections 17.5 above and 17.7 below holding or representing in the aggregate percentages (or more) of the aggregate principal amount of all outstanding Bonds:

each Ordinary Resolution:	25%
each Extraordinary Resolution:	66%.

The terms "Ordinary Resolution" and "Extraordinary Resolution" are defined in Subsections 17.9 and 17.10 below.

If within thirty minutes after the time appointed for any Bondholders' Meeting a sufficient quorum is not present, the Meeting shall be dissolved.

17.7 Voting rights shall be determined according to the principal amount of outstanding Bonds held. Each CHF 5,000 principal amount gives right to one vote.

Bonds held by or on behalf of the Issuer or any other natural person or legal entity (aa) which directly or indirectly owns or controls more than 50% of the equity share capital of the Issuer, or (bb) of which in the case of a legal entity more than 50% of the equity share capital is controlled by the Issuer directly or indirectly, or (cc) where the Issuer is in a position to exercise, directly or indirectly, a control over the decisions or actions of such natural person or legal entity or representative thereof, irrespective of whether or not the latter is affiliated to the Issuer, shall not be entitled to vote at such Bondholders' Meeting.

17.8 A resolution shall be validly passed if approved by the following percentages (or more) of votes cast at a duly convened Bondholders' Meeting held in accordance with this Section 17:

each Ordinary Resolution:	51%
each Extraordinary Resolution:	66%

Every proposal submitted to a Bondholders' Meeting shall be decided upon by a poll.

17.9 Any resolution which is not an Extraordinary Resolution (as defined in the following Subsection) shall be deemed to be an Ordinary Resolution (an "Ordinary Resolution").

17.10 An Extraordinary Resolution (an "Extraordinary Resolution") shall be necessary to decide on the following matters at a Bondholders' Meeting:

- to postpone the maturity beyond the stated maturity of the principal of any Bond; or
- to reduce the amount of principal or premium (if any) payable on any Bond; or
- to change the date of interest payment of any Bond; or
- to change the rate of interest or the method of computation of interest of any Bond; or
- to change any provision for payment contained in the Terms of the Bonds or the place or the currency of repayment of the principal or payment of premium (if any) of any Bond or interest on any Bond; or
- to amend or modify or waive the whole or any parts of Sections 2,6,7,8 or 9 above or Subsections 17.7 through 17.10; or
- to create unequal treatment between holders of Bonds of the same class of an issue, or
- to convert the Bonds into equity, or
- to change the choice of law and the jurisdiction clause contained in Section 15 above.

The above-mentioned list of issues for which an Extraordinary Resolution shall be necessary is exclusive.

17.11 Any resolution approved at a Bondholders' Meeting held in accordance with this Section 17 shall be conclusive and binding on all present or future Bondholders whether present or not, and on all Couponholders.

Minutes of all resolutions and proceedings at a Bondholders' Meeting shall be prepared and signed by the Chairman pursuant to Section 17.4 above.

17.12 If no Bondholder or an insufficient number of Bondholders shall attend a Bondholders' Meeting, the right to decide on an early repayment of the Bonds or any other measures to protect the interests of the Bondholders shall revert to the absolute discretion of HVB. Any such decision of HVB shall be final and binding upon the Issuer and the Bondholders and Couponholders. Notice of any such decision shall be published in accordance with Section 14 above.

18. Amendment to the Terms of the Bonds

The Terms of the Bonds may be amended from time to time by the agreement between the Issuer and HVB on behalf of the Bondholders and Couponholders, provided that in the sole opinion of HVB such amendment is of a formal, minor or technical nature, is made to correct a manifest error or is not materially prejudicial to the interests of the Bondholders and Couponholders.

Notice of any such amendment shall be transmitted as per Section 14 above.

Any such amendment shall be binding on the Bondholders and Couponholders in accordance with its terms.

19. Separability

If at any time any one or more of the provisions of the Terms of the Bonds is or becomes unlawful, invalid, illegal or unenforceable in any respect under any law, the validity, legality and enforceability of the remaining provisions shall not be in any way affected or impaired thereby.

(This page has been left blank intentionally.)

FINAL TERMS

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND)
(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND) AUSTRALIA BRANCH
(Australian Business Number 70 003 917 655)
(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND) SINGAPORE BRANCH
(Singapore Company Registration Number F03634W)
(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

Euro 80,000,000,000
Global Medium-Term Note Programme
Due from seven days to perpetuity

SERIES NO: 1627A
TRANCHE NO: 1

EUR 5,000,000 Floating Rate Notes 2006 due 2021 (Rabo Spread Obligatie)

Issue Price: 100.00 per cent.

Rabobank International

The date of these Final Terms is 21 August 2006.

PART A – CONTRACTUAL TERMS

Terms used herein shall be deemed to be defined as such for the purposes of the Conditions set forth in the Offering Circular (the "**Offering Circular**") dated May 31, 2006 which constitutes a base prospectus for the purposes of the Prospectus Directive (Directive 2003/71/EC) (the "**Prospectus Directive**"). This document constitutes the Final Terms of the Notes described herein for the purposes of Article 5.4 of the Prospectus Directive and must be read in conjunction with the Offering Circular, as so supplemented. Full information on the Issuer and the offer of the Notes is only available on the basis of the combination of these Final Terms and the Offering Circular. The Notes will be issued on the terms of these Final Terms read together with the Offering Circular. Each Issuer accepts responsibility for the information contained in these Final Terms which, when read together with the Offering Circular, contains all information that is material in the context of the issue of the Notes. The Offering Circular is available for viewing at, and copies may be obtained from, Rabobank Nederland at Croeselaan 18, 3521 CB Utrecht, the Netherlands and the principal office in England of the Arranger and of the Paying Agent in Luxembourg and Amsterdam and www.bourse.lu.

1	Issuer:	Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland)
2	(i) Series Number:	1627A
	(ii) Tranche Number:	1
3	Specified Currency or Currencies:	Euro ("EUR")
4	Aggregate Nominal Amount:	
	(i) Tranche:	EUR 5,000,000
	(ii) Series:	EUR 5,000,000
5	Issue Price:	100.00 per cent. of the Aggregate Nominal Amount
6	Specified Denominations	EUR 1,000
7	Issue Date:	25 August 2006
8	Maturity Date:	Specified Interest Payment Date falling in or nearest to August 2021
9	Domestic Note: (if Domestic Note, there will be no gross-up for withholding tax)	No
10	Interest Basis:	Floating Rate (further particulars specified below)
11	Redemption/Payment Basis:	Redemption at par
12	Change of Interest or Redemption/Payment Basis:	Not Applicable
13	Put/Call Options:	Not Applicable
14	Status of the Notes:	Senior
15	Method of distribution:	Non-syndicated

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

16	**Fixed Rate Note Provisions**	Not Applicable
17	**Floating Rate Provisions**	Applicable

(i)	Interest Period(s):	The Interest Periods shall be from and including 25 August to but excluding 25 August in each year.
(ii)	Specified Interest Payment Dates:	Interest will be payable annually in arrear on 25 August in each year, commencing on 25 August 2007 and ending on 25 August 2021.
(iii)	Business Day Convention:	Modified Following Business Day Convention
(iv)	Additional Business Centre(s) (Condition 1(a)):	TARGET
(v)	Manner in which the Rate(s) of Interest is/are to be determined:	ISDA Determination
(vi)	Interest Period Date(s):	Not Applicable
(vii)	Party responsible for calculating the Rate(s) of Interest and Interest Amount(s) (if not the Calculation Agent):	Not Applicable
(viii)	Screen Rate Determination (Condition 1(a)):	Not Applicable
(ix)	ISDA Determination (Condition 1(a)):	Applicable
	- Floating Rate Option:	EUR-ISDA- EURIBOR Swap Rate – 12:00
	- Designated Maturity:	10 years
	- Reset Date:	The first day of each Interest Period
	- ISDA Definitions: (if different from those set out in the Conditions)	Not Applicable
(x)	Margin(s):	+ 0.50 per cent. per annum
(xi)	Minimum Rate of Interest:	0.00 per cent. per annum
(xii)	Maximum Rate of Interest:	25 multiplied by (EUR-ISDA-EURIBOR Swap Rate – 12:00 with a Designated Maturity of 10 years minus EUR-ISDA-EURIBOR Swap Rate – 12:00 with a Designated Maturity of 2 years) The Reset Date in respect of the ISDA-EURIBOR Swap Rate – 12:00 with a Designated Maturity of 2 years is the first day of each Interest Period.
(xiii)	Day Count Fraction (Condition 1(a)):	30/360, unadjusted
(xiv)	Fall back provisions, rounding provisions, denominator and any other terms relating to the method of calculating interest on Floating Rate Notes, if different from those set out in the Conditions:	Not Applicable

18	**Zero Coupon Note Provisions**	Not Applicable
19	**Index Linked Interest Note Provisions**	Not Applicable

20	**Equity Linked Interest Note Provisions**	Not Applicable
21	**Dual Currency Note Provisions**	Not Applicable

PROVISIONS RELATING TO REDEMPTION

22	**Call Option**	Not Applicable
23	**Put Option**	Not Applicable
24	**Final Redemption Amount (all Notes except Equity Linked Redemption Notes and Index Linked Redemption Notes) of Each Note**	EUR 1,000 per Note of EUR 1,000 Specified Denomination
25	**Final Redemption Amount (Equity Linked Redemption Notes)**	Not Applicable
26	**Final Redemption Amount (Index Linked Redemption Notes)**	Not Applicable
27	**Early Redemption Amount**	
	(i) Early Redemption Amount(s) of each Note payable on redemption for taxation reasons (Condition 7(c)) or an event of default (Condition 13) and/or the method of calculating the same (if required or if different from that set out in the Conditions):	Yes, as set out in the Conditions
	(ii) Redemption for taxation reasons permitted on days other than Interest Payment Dates (Condition 7(c)):	No
	(iii) Unmatured Coupons to become void upon early redemption (Bearer Notes only) (Condition 10(f)):	Yes
	(iv) Early Redemption Amount of each Note payable on redemption pursuant to Condition 7(g):	Not Applicable

GENERAL PROVISIONS APPLICABLE TO THE NOTES

28	**Form of Notes**	Bearer Notes Temporary Global Note exchangeable for a permanent Global Note which is exchangeable for Definitive Notes in the limited circumstances specified in the permanent Global Note
29	Financial Centre(s) (Condition 10(h)) or other special provisions relating to payment dates:	TARGET, subject to Condition 10(h) (B)
30	Talons for future Coupons or Receipts to be attached to Definitive Notes (and dates on which such Talons mature):	No

31	Details relating to Partly Paid Notes: amount of each payment comprising the Issue Price and date on which each payment is to be made and consequences (if any) of failure to pay, including any right of the Issuer to forfeit the Notes and interest due on late payment:	Not Applicable
32	Details relating to Instalment Notes:	Not Applicable
33	Redenomination, renominalisation and reconventioning provisions:	Not Applicable
34	Consolidation provisions:	Not Applicable
35	Other terms or special conditions:	So long as Bearer Notes are represented by a permanent Global Note and the permanent Global Note is held on behalf of Euroclear, Clearstream, Luxembourg or any other clearing system, notwithstanding Condition 17, notices to Noteholders may be given by delivery of the relevant notice to that clearing system for communication by it to entitled accountholders. Any notice thus delivered to that clearing system shall be deemed to have been given to the Noteholders on the day on which that notice is delivered to the clearing system.

DISTRIBUTION

36	If syndicated, names and addresses of Managers:	Not Applicable
37	If non-syndicated, name and address of Dealer:	Rabobank International, Thames Court, One Queenhithe, London EC4V 3RL, United Kingdom If the sole Dealer in respect of Notes issued by Rabobank Nederland is Rabobank International, Rabobank International will not subscribe for the Notes, but will act as agent for the placement of Notes. Such Notes will be deemed to be issued at the time when the Notes are transferred from Rabobank International to the subscriber and Rabobank International receives funds from the subscriber on behalf of Rabobank Nederland.
38	Applicable TEFRA exemption:	D Rules
39	Additional selling restrictions:	Not Applicable
40	Subscription period:	From and including 31 July 2006 9.00 Amsterdam time to and including 18 August 2006 15.00 Amsterdam time

GENERAL

41	Additional steps that may only be taken following approval by an Extraordinary Resolution in accordance with Condition 14(a):	Not Applicable
42	The aggregate principal amount of Notes issued has been translated into Euro at the rate of [•], producing a sum of (for Notes not denominated in Euro):	Not Applicable

43	In the case of Notes listed on Eurolist by Euronext Amsterdam N.V.:	Applicable
	(i) Numbering and letters:	Not Applicable
	(ii) Amsterdam Listing Agent:	Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabo Securities)
	(iii) Amsterdam Paying Agent:	Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabo Securities)

LISTING AND ADMISSION TO TRADING APPLICATION

These Final Terms comprise the final terms required to list and have admitted to trading the issue of Notes described herein pursuant to the Euro 80,000,000,000 Global Medium Term Note Programme of Rabobank Nederland.

RESPONSIBILITY

The Issuer accepts responsibility for the information contained in these Final Terms.

Signed on behalf of the Issuer:



By: ....

Duly authorised

PART B – OTHER INFORMATION

1 Listing

(i) Listing:	Euronext Amsterdam
(ii) Admission to trading:	Application has been made for the Notes to be admitted to trading on the Euronext Amsterdam with effect from 25 August 2006.
(iii) Estimate of total expenses related to admission to trading:	EUR 7,525

2 Ratings

Rating: The Notes to be issued have been rated:

S&P:	AAA
Moody's:	Aaa
Fitch RatingsLtd.:	AA+

As defined by Moody's an Aaa rating means that the Notes are judged to be of the highest quality, with minimal credit risk. As defined by S&P, an AAA rating means that the Notes has the highest rating assigned by S&P and that the Issuer's capacity to meet its financial commitment on the obligation is extremely strong. As defined by Fitch an AA+ rating means that the Notes are judged to be of a very high credit quality and denote expectations of low credit risk. It indicates very strong capacity for payment of financial commitments and is not significantly vulnerable to foreseeable events.

3 Notification

The Netherlands Authority for the Financial Markets (Autoriteit Financiële Markten) has provided each of the Commission bancaire, financière et des assurances (CBFA) in Belgium, Epitroph Kefalaiagoras in Greece, Comisión Nacional del Mercado de Valores (CNMV) in Spain, Autorité des marchés financiers (AMF) in France, Irish Financial Regulatory Authority in Ireland, Commissione Nazionale per le Società e la Borsa (CONSOB) in Italy, Kredittilsynet in Norway, Financial Market Authority (FMA) in Austria, Rahoitustarkastus in Finland, Finansinspektionen in Sweden, Financial Services Authority (FSA) in United Kingdom, Commission de surveillance du secteur financier in Luxembourg and the Bundesanstalt für Finanzdienstleistungsaufsicht (BaFin) in Germany with a certificate of approval attesting that the Offering Circular has been drawn up in accordance with the Prospectus Directive.

Notwithstanding the foregoing, no offer of Notes to the public may be made in any Relevant Member State, which requires for the Issuer to undertake any action in addition to the filing of the Final Terms with the Netherlands Authority for the Financial Markets unless and until the Issuer advises such action has been taken.

4 Interests of natural and legal persons involved in the issue

Save as disclosed in the Offering Circular, so far as the Issuer is aware, no person involved in the offer of the Notes has an interest material to the offer.

5 Reasons for the offer, estimated net proceeds and total expenses

(i) Reasons for the offer:	General corporate purposes
(ii) Estimated net proceeds:	EUR 5,000,000

(iii) Estimated total expenses: None

Historic interest rates *(Floating Rate Notes only)*

Details of historic EURIBOR rates can be obtained from Reuters Screen ISDAFIX2.



2y Swap Rate
6
5
4
3
2
1
0
jan 99
jan 00
jan 01
jan 02
jan 03
jan 04
jan 05
jan 06



10y Swap Rate
7
6
5
4
3
2
1
0
Jan 99
Jan 00
Jan 01
Jan 02
Jan 03
Jan 04
Jan 05
Jan 06

8 Performance of index/formula, explanation of effect on value of investment and associated risks and other information concerning the underlying *(Index-Linked Notes only)*

Not Applicable

9 Performance of rate[s] of exchange and explanation of effect on value of investment *(Dual Currency Notes only)*

Not Applicable

10 Performance of underlying, explanation of effect on value of investment and associated risks and information concerning the underlying ***(Equity-Linked Notes only)***

Not Applicable

11 Operational information

(i)	ISIN Code:	XS0262561789
(ii)	Common Code:	026256178
(iii)	Fondscode:	15804
(iv)	German WKN-code:	Not Applicable
(v)	Private Placement number	Not Applicable
(vi)	Any clearing system(s) other than Euroclear and Clearstream, Luxembourg and the relevant number(s):	Not Applicable
	(i) The Depository Trust Company	Not Applicable
(vii)	Delivery:	Delivery against payment
(viii)	Names and addresses of additional or other Paying/Delivery Agents (if any):	Not Applicable
(ix)	Names (and addresses) of Calculation Agent(s) (if different from Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank International)	Not Applicable

12 General

Tradeable Amount:	EUR 1,000 So long as the Notes are represented by a temporary Global Note or permanent Global Note, the Notes will be tradeable only in principal amounts of at least the Specified Denomination and integral multiples of the Tradeable Amount in excess thereof
Time period during which the offer is open:	From and including 31 July 2006 9.00 Amsterdam time to and including 18 August 2006 15.00 Amsterdam time or such earlier or later date as the Issuer may determine and will be announced in a newspaper having national distribution in the Netherlands. The Issuer reserves the right to withdraw the offer of the Notes until the close of business in Amsterdam on 17 August 2006 and will be announced in the aforementioned publication. The Issuer also reserves the right to extend the offer of the Notes.
Description of the application process:	All applications will be made (directly or indirectly) through the Dealer and allocated in full subject to the below.
Description of possibility to reduce subscriptions:	The Issuer reserves the right to reduce subscriptions.
Manner for refunding excess amount paid by applicants:	Not Applicable

Minimum and/or maximum amount of application:	Minimum amount of EUR 1,000 and maximum amount not applicable
Method and time limit for paying up the securities and for delivery of the securities:	Delivery against payment
Manner and date in which results of the offer are to be made public:	The aggregate principal amount of the Notes to be issued and allotted will be announced by the Issuer on 21 August 2006 or such earlier or later date or time as the Issuer may determine and will be announced in a newspaper having national distribution in the Netherlands.
Procedure for exercise of any right of pre-emption, the negotiability of subscription rights and the treatment of subscription rights not exercised:	Not Applicable

FISCAAL STELSEL IN BELGIË

De hierna volgende uiteenzetting is een algemene samenvatting van de op de datum van deze Informatienota geldende Belgische fiscale regels met betrekking tot inkomsten uit de Notes. Deze informatie is van algemene aard en beoogt niet alle aspecten van een investering in effecten te behandelen. In bepaalde gevallen kunnen andere regels van toepassing zijn. Bovendien kunnen de fiscale regels ook in de toekomst gewijzigd worden, eventueel met terugwerkende kracht, en kan de interpretatie van de fiscale regels wijzigen. De potentiële beleggers die meer informatie wensen over de fiscale gevolgen - zowel in België als in het buitenland - van de inschrijving op, het verkrijgen van, het bezit van en de beschikking over de Notes, worden verzocht hun financiële en fiscale adviseurs te raadplegen.

Hierna wordt bedoeld onder natuurlijke personen die personen die aan de Belgische personenbelasting ('impôt des personnes physiques') onderworpen zijn, onder vennootschappen die vennootschappen die aan de Belgische vennootschapsbelasting ('impôts des sociétés') onderworpen zijn en onder rechtspersonen die rechtspersonen die aan de Belgische rechtspersonenbelasting ('impôts des personnes morales') onderworpen zijn. Hierna wordt niet ingegaan op de natuurlijke personen of vennootschappen die aan de Belgische belasting der niet-inwoners onderworpen zijn ('impôts des non-résidents').

1.1 Directe belastingen

1.1.1 Roerende voorheffing

De meerwaarden, zijnde iedere som verkregen boven de uitgifteprijs, gerealiseerd bij de verkoop aan de emittent (bijvoorbeeld bij terugbetaling op de 'Maturity Date' (12 juli 2013)) is belastbaar als interest overeenkomstig het Belgisch fiscaal recht.

Indien er een Belgische financiële instelling tussenkomt bij de betaling zal deze in principe een roerende voorheffing inhouden van 15% op deze meerwaarde.

1.1.2 Fiscaal stelsel van toepassing op natuurlijke personen

Natuurlijke personen die houder zijn van de Notes, zullen met betrekking tot de Notes in principe onderworpen zijn aan het hierna beschreven fiscaal regime. Andere regels kunnen van toepassing zijn in specifieke situaties, in het bijzonder wanneer de natuurlijke personen de Notes houden in het kader van hun beroepswerkzaamheden, of wanneer hun verrichtingen met betrekking tot de Notes buiten het normale beheer van hun privé-vermogen sorteren.

Indien Belgische roerende voorheffing werd ingehouden op de meerwaarden vermeld onder 1.1.1, dan werkt deze inhouding bevrijdend in hoofde van de natuurlijke personen, m.a.w. zij dienen de meerwaarden niet meer op te nemen in hun aangifte in de personenbelasting.

Indien de meerwaarden vermeld onder 1.1.1 niet onderworpen zijn geweest aan de Belgische roerende voorheffing, dan is de natuurlijke persoon ertoe gehouden deze meerwaarden op te nemen in zijn aangifte in de personenbelasting. Deze meerwaarden zullen belast worden aan 15% te vermeerderen met gemeentelijke opcentiemen.

Meerwaarden, uitgezonderd de meerwaarden vermeld onder 1.1.1 en uitgezonderd de reeds verlopen interest component verkregen bij verkoop aan derden (uitgezonderd de emittent), gerealiseerd door de natuurlijke persoon bij verkoop zijn in principe vrijgesteld, tenzij de meerwaarden werden gerealiseerd buiten het kader van het normaal beheer van het privé-vermogen. Minderwaarden zijn in principe niet fiscaal aftrekbaar.

1.1.3 Fiscaal stelsel van toepassing op vennootschappen

Vennootschappen die houder van de Notes zijn, zullen met betrekking tot de Notes in België in principe onderworpen zijn aan het hierna beschreven fiscaal regime.

De vennootschappen kunnen, mits aflevering van een getuigschrift, onder bepaalde voorwaarden genieten van een vrijstelling van Belgische roerende voorheffing op de meerwaarden vermeld onder 1.1.1. Indien Belgische roerende voorheffing werd ingehouden, dan is deze onder bepaalde voorwaarden verrekenbaar met de verschuldigde vennootschapsbelasting.

Alle meerwaarden gerealiseerd op de Notes door vennootschappen dienen in ieder geval in de belastbare basis opgenomen te worden en zullen belast worden aan het normaal tarief in de vennootschapsbelasting, zijnde in principe 33,99%. Minderwaarden zijn in principe fiscaal aftrekbaar.

1.1.4 Fiscaal stelsel van toepassing op rechtspersonen

Rechtspersonen die houder van de Notes zijn, zullen met betrekking tot de Notes in België in principe onderworpen zijn aan het hierna beschreven fiscaal regime.

Indien Belgische roerende voorheffing werd ingehouden op de meerwaarden vermeld onder 1.1.1, dan is deze roerende voorheffing de definitieve belasting voor de rechtspersonen. Indien geen Belgische roerende voorheffing werd ingehouden, staan de rechtspersonen zelf in voor de betaling van de roerende voorheffing van 15%.

Meerwaarden, uitgezonderd de meerwaarden vermeld onder 1.1.1 en uitgezonderd de reeds verlopen interest component verkregen bij verkoop aan derden (uitgezonderd de emittent), zijn niet belastbaar. De minderwaarden op de Notes zijn niet aftrekbaar.

1.1.5 Europese Richtlijn met betrekking tot de heffing op inkomsten uit spaargelden

Op 3 juni 2003 heeft de Europese Raad van Ministers van Financiën en Economische Zaken het voorstel van Europese Richtlijn met betrekking tot de fiscaliteit van spaargelden aangenomen (hierna de 'Spaarrichtlijn'). De Spaarrichtlijn trad in werking op 1 juli 2005.

De Spaarrichtlijn bepaalt dat de Lidstaten van de Europese Unie vanaf 1 juli 2005 verplicht zijn om de belastingautoriteiten van een Lidstaat of van de Nederlandse Antillen, Aruba, Guernsey, Jersey, het eiland Man, Montserrat en de Britse Maagdeneilanden informatie over te maken in verband met de betaling van interest of gelijkaardig inkomen door een uitbetalende instantie (zoals gedefinieerd in de Spaarrichtlijn) aan een natuurlijke persoon inwoner van een Lidstaat of van één van de boven vermelde territoria. Oostenrijk, België en Luxemburg zullen gedurende een overgangsperiode echter niet deelnemen aan dit systeem van automatische uitwisseling van informatie (behalve indien de natuurlijke persoon hiervoor opteert) en zullen een bronheffing toepassen op dergelijke interesten. Oostenrijk, België en Luxemburg zullen gedurende de eerste drie jaar van de overgangsperiode een bronheffing van 15%, gedurende de volgende drie jaar een bronheffing van 20% en daarna een bronheffing van 35% toepassen. De overgangsperiode eindigt van zodra bepaalde overeenkomsten werden afgesloten in verband met de uitwisseling van informatie.

Een natuurlijke persoon zal onderworpen zijn aan de bepalingen van de Spaarrichtlijn indien hij interest ontvangt van een uitbetalende instantie (zoals gedefinieerd in de Spaarrichtlijn) gevestigd in een andere Lidstaat, Zwitserland, Liechtenstein, Andorra, Anguilla, Monaco, San Marino, De Nederlandse Antillen, Aruba, Guernsey, Jersey, het eiland Man, Montserrat, de Britse Maagdeneilanden, de Kaaiman Eilanden of de Turkse en Caicos Eilanden op voorwaarde dat de Notes, volgens de toepasselijke wetgeving, onder het toepassingsgebied vallen van de Spaarrichtlijn.

Indien de interest ontvangen door een natuurlijke persoon onderworpen werd aan een woonstaatheffing, bevrijdt deze woonstaatheffing de natuurlijke persoon niet om de interesten op te nemen in zijn aangifte in de personenbelasting. De woonstaatheffing zal worden verrekend met de personenbelasting. Indien de

woonstaatheffing de verschuldigde personenbelasting overschrijdt, zal het excedent worden terugbetaald op voorwaarde dat het op zijn minst 2,50 euro bedraagt.

1.2 Taks op beursverrichtingen

De inschrijving op nieuwe Notes is niet onderworpen aan de taks op beursverrichtingen.

De daarop volgende aan- of verkoop van de Notes via een Belgische professionele tussenpersoon geeft in principe aanleiding tot een taks op beursverrichtingen van 0,07% met een maximum van 500 euro per transactie en per partij. De taks op beursverrichtingen is afzonderlijk verschuldigd door beide partijen bij een dergelijke transactie, t.w. de verkoper en de koper, en zullen beiden ingehouden worden door de Belgische professionele tussenpersoon.

The following information is not part of the Final Terms and not approved by the Netherlands Authority for the Financial Markets (Autoriteit Financiële Markten)

RÉGIME FISCAL EN BELGIQUE

L'exposé ci-dessous est un résumé général des règles fiscales applicables en Belgique à la date de publication de la présente Note d'Information en matière de revenus des Notes. Ces informations sont de nature générale et ne prétendent pas traiter tous les aspects d'un placement en titres. D'autres règles peuvent être applicables dans des cas déterminés. Il se peut en outre que les règles fiscales soient modifiées ultérieurement, le cas échéant avec effet rétroactif et que l'interprétation des règles fiscales évolue. Les investisseurs potentiels qui souhaitent obtenir plus d'informations sur les répercussions fiscales - tant en Belgique qu'à l'étranger - de la souscription, de l'acquisition, de la possession et de la disposition des Notes sont priés de consulter leurs conseillers financiers et fiscaux.

Dans le présent document, les personnes physiques sont les personnes soumises à l'impôt belge des personnes physiques ('personenbelasting'), les sociétés sont les sociétés soumises à l'impôt belge des sociétés ('vennootschapsbelasting') et les personnes morales sont les personnes morales soumises à l'impôt belge des personnes morales ('rechtspersonenbelasting'). Les développements qui suivent n'abordent pas la situation des personnes physiques ou des sociétés qui sont soumises à l'impôt belge des non-résidents ('belasting der niet-inwoners').

1.1 Impôts directs

1.1.1 Précompte mobilier

Les plus-values, qui sont toutes sommes reçues au-dessus du prix d'émission, réalisées lors de la vente à l'émetteur (par exemple en cas de remboursement à la 'Maturity Date' (12 juillet 2013)) est taxable en tant qu'intérêt selon le droit fiscal belge.

Un précompte mobilier de 15% sera en principe retenu sur ces plus-values qui sont encaissés via une institution financière belge.

1.1.2 Régime fiscal applicable aux personnes physiques

Les personnes physiques qui détiennent des Notes seront en principe soumises au régime fiscal décrit ci-après en ce qui concerne les Notes. D'autres règles peuvent être applicables dans des situations spécifiques, en particulier lorsque des personnes physiques détiennent des Notes dans le cadre de leurs activités professionnelles ou lorsque les opérations qu'elles effectuent en relation avec les Notes se situent en dehors de la sphère de la gestion normale de leur patrimoine privé.

Si un précompte mobilier belge est retenu sur les plus-values mentionnées au point 1.1.1, cette retenue est libératoire dans le chef des personnes physiques, c'est-à-dire qu'elles ne doivent plus faire figurer les plus-values dans leur déclaration à l'impôt des personnes physiques.

Si les plus-values mentionnées au point 1.1.1 n'ont pas été soumises au précompte mobilier belge, la personne physique devra faire figurer les plus-values dans sa déclaration à l'impôt des personnes physiques. Ces plus-values seront taxées à 15%, à majorer des additionnels communaux.

Les plus-values, à l'exception des plus-values mentionnées au point 1.1.1 et en dehors des intérêts déjà courus lors de la vente aux tiers (à l'exception de l'émetteur), réalisées par la personne physique lors de la vente sont en principe exemptées, à moins que les plus-values aient été réalisées en dehors du cadre de la gestion normale du patrimoine privé. Les moins-values ne sont en principe pas déductibles fiscalement.

1.1.3 Régime fiscal applicable aux sociétés

Les sociétés qui détiennent des Notes seront en principe soumises en Belgique au régime fiscal décrit ci-après en ce qui concerne les Notes.

Les sociétés peuvent sous certaines conditions être exemptées du précompte mobilier belge sur les plus-values mentionnées au point 1.1.1 moyennant la remise d'une attestation. Dans le cas où un précompte mobilier belge aurait été retenu, il peut sous certaines conditions être imputé sur l'impôt des sociétés dû.

Toutes les plus-values réalisées sur les Notes par des sociétés doivent en tout cas être reprises dans la base imposable et seront taxées au taux normal de l'impôt des sociétés, c'est-à-dire en principe 33,99%. Les moins-values sont en principe déductibles fiscalement.

1.1.4 Régime fiscal applicable aux personnes morales

Les personnes morales qui détiennent des Notes seront en principe soumises en Belgique au régime fiscal décrit ci-après en ce qui concerne les Notes.

Si un précompte mobilier belge est retenu sur les plus-values mentionnées au point 1.1.1, ce précompte mobilier constituera l'impôt définitif de la personne morale. Si aucun précompte mobilier belge n'a été retenu, les personnes morales devront elles-mêmes veiller à acquitter ledit précompte mobilier de 15%.

Les plus-values, à l'exception des plus-values mentionnées au point 1.1.1 et en dehors des intérêts déjà courus lors de la vente aux tiers (à l'exception de l'émetteur), ne sont pas taxables. Les moins-values sur les Notes ne sont pas déductibles.

1.1.5 Directive européenne relative à l'imposition des revenus de l'épargne

Le 3 juin 2003, le Conseil de l'Union européenne des Ministres des Finances et des Affaires économiques a adopté la proposition de Directive européenne relative à la fiscalité de l'épargne (ci-après la **Directive sur l'épargne**). La Directive sur l'épargne est entrée en vigueur le 1er juillet 2005.

La Directive sur l'épargne prévoit que les États membres de l'Union européenne ont l'obligation à partir du 1er juillet 2005 de communiquer des informations aux autorités fiscales d'un État membre ou des Antilles néerlandaises, d'Aruba, de Guernesey, de Jersey, de l'île de Man, de Montserrat et des Iles Vierges britanniques en ce qui concerne le paiement d'intérêts ou d'autres revenus similaires payés par un agent payeur (tel que défini dans la Directive sur l'épargne) à une personne physique résidant dans un État membre ou d'un des territoires susmentionnés. L'Autriche, la Belgique et le Luxembourg ne participeront pas à ce système d'échange d'informations pendant une période de transition (sauf si la personne physique opte pour ce système) et appliqueront une retenue à la source sur lesdits intérêts. L'Autriche, la Belgique et le Luxembourg appliqueront durant les trois premières années de la période transitoire une retenue à la source de 15%, durant les trois années suivantes une retenue à la source de 20% et par la suite une retenue à la source de 35%. La période transitoire prendra fin dès que, entre autres, certaines conventions seront conclues en ce qui concerne l'échange d'information.

Une personne physique sera soumise aux dispositions de la Directive sur l'épargne si elle reçoit des intérêts d'un agent payeur (tel que défini dans la Directive sur l'épargne) établi dans un autre État membre, en Suisse, au à Liechtenstein, à Andorre, à Anguilla, à Monaco, à San Marino, aux Antilles néerlandaises, à Aruba, à Guernesey, à Jersey, à l'île de Man, à Montserrat, aux Iles Vierges britanniques, aux Iles Cayman ou aux Iles Turks et Caicos, à condition que les Notes, d'après la législation applicable, tombent dans le champ d'application de la Directive sur l'épargne.

Si l'intérêt reçu par une personne physique a été soumis à une taxe à la source, cette taxe à la source ne la libérera de l'obligation de déclarer les revenus d'intérêts dans sa déclaration fiscale. La taxe à la source sera, cependant, imputé sur l'impôt des personnes physiques. Si la taxe à la source retenue excède l'impôt sur les revenus de cette personne, le surplus sera remboursé, pour autant qu'il atteigne au moins 2,5 euro.

1.2 Taxes sur les opérations de bourse

L'inscription de nouvelles Notes n'est pas soumise à la taxe sur les opérations de bourse.

La vente ou l'achat consécutif des Notes par le biais d'un intermédiaire professionnel belge donne lieu en principe à l'application d'une taxe sur les opérations de bourse de 0,07% avec un maximum de 500 euro par transaction et par partie. La taxe sur les opérations de bourse est due séparément par chaque partie à une telle opération, c'est-à-dire le vendeur et l'acheteur, et sera retenue par l'intermédiaire professionnel belge pour les deux parties.

SUPPLEMENT

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND)
(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

EUR 80,000,000,000
Global Medium-Term Note Programme
Due from seven days to perpetuity

Series No: 1646A
Tranche No: 1

Issue of up to EUR 200,000,000 Rabo Inflatie Bonus Obligatie Credit Index Linked Notes 2006 due 2016 (the "Notes")

Issue Price: 99% to 101%

Rabobank International
as Dealer

The date of this Supplement is 25 September 2006

ALLEN & OVERY

Allen & Overy LLP

35591-00651 ICM:3291848.9

Terms used herein shall be deemed to be defined as such for the purposes of the Conditions set forth in the Offering Circular dated 31 May, 2006 which constitutes a base prospectus for the purposes of the Prospectus Directive (Directive 2003/71/EC) (the "**Prospectus Directive**"). This document constitutes the Supplement of the Notes described herein for the purposes of Article 16 of the Prospectus Directive and must be read in conjunction with the Offering Circular (the "**Offering Circular**") dated 31 May, 2006 relating to Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (the "**Issuer**" or "**Rabobank Nederland**") and the Programme (as such term is defined in the Offering Circular) described therein. Full information on the Issuer and the offer of the Notes is only available on the basis of the combination of this Supplement and the Offering Circular. The Issuer accepts responsibility for the information contained in this Supplement which, when read together with the Offering Circular, contains all information that is material in the context of the issue of the Notes. To the best of the knowledge and belief of the Issuer the information contained in this Supplement is in accordance with the facts and does not omit anything likely to affect the import of such information. The Offering Circular is available for viewing at, and copies may be obtained from, Rabobank Nederland at Croeselaan 18, 3521 CB Utrecht, the Netherlands and at the principal offices of the Dealer in the United Kingdom and of the Paying Agent in London and Amsterdam.

The information included herein with respect to the iTraxx® Europe index consists of extracts from or summaries of information contained in publicly available sources and information provided to the Dealer under licence. Information on the Eurostat Eurozone Harmonised Index of Consumer Prices (Excluding Tobacco) Unrevised Series NSA has been extracted from the Eurostat website (www.epp.eurostat.ec.europa.eu). The Issuer confirms that such information has been accurately reproduced and that, so far as it is aware, and is able to ascertain from information published by such sources, no facts have been omitted which would render the reproduced information inaccurate or misleading.

The delivery of this Supplement at any time does not imply that any information contained herein is correct at any time subsequent to the date thereof.

This Supplement does not constitute an offer of Notes and may not be used for the purposes of an offer or solicitation by anyone in any jurisdiction in which such offer or solicitation is not authorised or to any person to whom it is unlawful to make such offer or solicitation, and no action is being taken to permit an offering of the Notes or the distribution of this Supplement in any jurisdiction where such action is required.

Rabobank Nederland and Rabobank International are each trading names of Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A., and, as such, are legally the same entity.

In connection with the issue of the Notes, the Stabilising Manager or any person acting for it may over-allot or effect transactions with a view to supporting the market price of the Notes at a level higher than that which might otherwise prevail for a limited period after the issue date. However, there is no obligation of the Stabilising Manager or any agent of it to do this. Such stabilising, if commenced, may be discontinued at any time and must be brought to an end after a limited period of 30 days. Such stabilising shall be in compliance with all applicable rules and regulations including Article 32 (and Annex 6) of the Further Regulation on Market Conduct Supervision of the Securities Trade 2002 (*Nadere Regeling Gedragstoezicht Effectenverkeer 2002*).

TABLE OF CONTENTS

INVESTOR SUITABILITY

INVESTMENT IN CREDIT INDEX LINKED NOTES INVOLVES POTENTIALLY SUBSTANTIAL RISKS. EACH PROSPECTIVE INVESTOR IN THE NOTES SHOULD BE FAMILIAR WITH INSTRUMENTS HAVING CHARACTERISTICS SIMILAR TO THE NOTES AND SHOULD FULLY UNDERSTAND THE TERMS OF THE NOTES AND THE NATURE AND EXTENT OF HIS EXPOSURE TO CREDIT RISK.

Before making an investment decision, prospective investors in the Notes should conduct such independent investigation and analysis regarding the Issuer, the Notes, the iTraxx® Europe index Series 6 and all other relevant persons and such market, economic and any other factors as they deem appropriate to evaluate the merits and risks of an investment in the Notes. As part of such independent investigation and analysis, prospective investors in the Notes should consider carefully all the information set out in this Supplement and the considerations set out below.

Investment in the Notes is only suitable for investors who have the knowledge and experience in financial and business matters necessary to enable them to evaluate the information contained in this Supplement and the merits and risks of an investment in the Notes in the context of the investor's own financial, tax and regulatory circumstances and investment objectives.

In particular, investment in the Notes is only suitable for investors who:

(a) are capable of bearing the economic risk of an investment in the Notes for the period up until the maturity date of the Notes;

(b) recognise that in case the Notes need to be sold prior to maturity, an investor may have to do so at a substantial discount from the initial price, and as a result may suffer substantial losses;

(c) understand inflation and credit markets, the iTraxx® Europe Tranched Standard Terms contained in the iTraxx® Europe Tranched Standard Terms Supplement, transactions linked to the iTraxx® Europe index and the relationship between the mark to market values of equity tranches, index and single name trades; and

(d) fully understand the merits and risks of an investment in the Notes in the context of their financial situation.

The "Risk Factors" section of this Supplement contains a summary of certain risk factors involved in an investment in the Notes and your particular attention is drawn to that section. The risk factors described in this Supplement are not, and are not intended to be, a comprehensive list of all considerations relevant to a decision to purchase or hold the Notes.

Rabobank International, as Dealer of the Notes, may, in its discretion, refuse to arrange for the issue or sale of Notes to any prospective investor even though that investor considers that it satisfies the foregoing suitability standards.

Further, each prospective investor should ensure that it fully understands the nature of the transaction into which it is entering and the nature and extent of its exposure.

DUTCH LANGUAGE SUMMARY OF THE NOTES

Deze samenvatting van voornaamste kenmerken van de Notes is een beschrijving en vertaling van het prospectus en het Supplement. Het Prospectus en het Supplement zijn evenwel beslissend. Deze tekst in de Nederlandse taal is opgesteld om zo nauw als redelijkerwijs mogelijk is aan te sluiten bij de bewoordingen van de Engelstalige documentatie. Bij onderlinge verschillen tussen het Prospectus, het Supplement en deze Nederlandstalige samenvatting zullen het Prospectus en het Supplement evenwel doorslaggevend zijn.

De informatie en analyses in deze samenvatting is opgesteld door Rabobank International (zijnde de dealer van de Obligatie, zoals hieronder gedefinieerd) op basis van publiek beschikbare informatie.

Onder het EUR 80.000.000.000 Global Medium Term Note Programme geeft Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (hierna **Rabobank Nederland**) nominaal maximaal EUR 200.000.000 Rabo Inflatie Bonus Obligatie Credit Index Linked Notes 2006 per 2016 (hierna de **Obligatie**) uit.

De uitgiftedatum voor de Obligaties is vastgesteld op 27 oktober 2006. De inschrijvingsperiode begint op 25 september 2006 en eindigt op 20 oktober 2006 om 15:00 uur Amsterdamse tijd (hierna de **Inschrijvingsperiode**). Rabobank Nederland behoudt zich het recht voor om de Inschrijvingsperiode vervroegd te sluiten dan wel te verlengen en om het aanbod tot uiterlijk 26 oktober 2006, eind van de dag, terug te trekken. Een dergelijke gebeurtenis zal door Rabobank Nederland in de Officiële Prijscourant van Euronext Amsterdam en in een landelijk verspreid dagblad worden gepubliceerd. Naar verwachting zal Het Financieele Dagblad voor een dergelijke publicatie worden gekozen.

Rabobank Nederland behoudt zich het recht voor om een nieuwe serie of tranche van Obligaties met dezelfde voorwaarden uit te geven die dooréénleverbaar zullen zijn met de thans uit te geven Obligaties.

De Obligaties worden uitgegeven tegen een uitgifteprijs die zich binnen een bandbreedte bevindt van 99% en 101%. De definitieve uitgifteprijs wordt bekend gemaakt door Rabobank Nederland op de wijze zoals hierboven omschreven. Potentiële kopers kunnen per Obligatie van EUR 1.000 nominaal (hierna de **Nominale Waarde**) inschrijven. Afwikkeling van de Obligaties vindt plaats via de systemen van Euroclear, Clearstream en Euroclear Nederland.

De looptijd van de Obligaties is 10 jaar en 2 maanden. De einddatum zal in principe 28 december 2016 (hierna de **Eindvervaldag**) zijn, indien de Obligaties niet vervroegd zijn afgelost. Indien op de Eindvervaldag één of meer credit events uitstaan zullen uitkeringen die nog niet met zekerheid vaststaan worden uitgesteld. Alle berekeningen vanwege de Obligaties worden berekend door de daarvoor aangewezen agent ('Calculation Agent').

Op elke jaarlijkse rentebetaaldag wordt een coupon uitgekeerd, gerelateerd aan het niveau van de Eurostat Eurozone Harmonised Index of Consumer Prices (Excluding Tobacco) Unrevised Series NSA, zoals aangepast en/of vervangen zoals omschreven in Part IV van de Appendix hiertoe.

De Obligaties zullen op de Eindvervaldag afgelost worden tegen minimaal 100 procent van de Nominale Waarde (de "**Garantiewaarde**"). Bovenop de Garantiewaarde kan een bonusuitkering plaatsvinden van maximaal 100% van de Nominale Waarde. Die bonusuitkering is afhankelijk van de prestaties van de referentie obligaties opgenomen in de iTraxx® Europe Series 6 index, tot welke de Obligaties denkbeeldig zijn gerelateerd middels een kredietderivaat contract (de "**Default Swap**"). De uitgevende instelling zal geacht worden de Default Swap te hebben afgesloten, zoals omschreven in Part II en Part III van de Appendix hiertoe, volgens welke het een bescherming zal hebben verkocht aan de contractspartij (zoals omschreven in de Default Swap) op een specifieke tranche van een portfolio van referentie obligaties (zoals gedefinieerd in de Default Swap). Deze tranche is de 0% tot 3% "Equity" tranche welke de eerste 3% verliezen in de portfolio zoals verder omschreven in de Default Swap voor haar rekening zal nemen. Als de portfolio van referentie obligaties verliezen van 3% of meer ondergaat zullen de Obligaties worden afgelost

tegen de Garantiewaarde. Als de portfolio van referentie obligaties verliezen van tussen de 0% en 3% ondergaat zullen de Obligaties worden afgelost tegen een percentage tussen de 100% en 200% van de Nominale Waarde. Het percentage boven de Garantiewaarde is afhankelijk van de verliezen in de portfolio zoals omschreven; de verliezen zijn afhankelijk van het aantal credit events dat plaats heeft gevonden voor de Eindvervaldag van de Default Swap en van de restwaardes van de referentie obligaties.

Indien de Obligaties vóór de Eindvervaldag worden afgelost in de gevallen vermeld onder Condition 7(c) of Condition 13 in het Prospectus of bij tussentijdse verkoop, zullen de Obligaties worden afgelost tegen de dan geldende marktwaarde ('market value') zoals beschreven in de Conditions die eventueel lager kan zijn dan de Garantieaarde.

Een aanvraag tot notering van de Obligaties aan Eurolist van Euronext Amsterdam N.V. is ingediend.

ENGLISH LANGUAGE SUMMARY OF THE NOTES

The following summary description is qualified in its entirety by the detailed information appearing elsewhere in this Supplement. Investors should read the entire Supplement and Offering Circular carefully before deciding to purchase the Notes. In the event of any inconsistency between this English Language Summary of the Notes and this Supplement and the Conditions of the Notes, this Supplement and the Conditions shall prevail.

The information and analysis included in this section has been provided by Rabobank International (as Dealer in respect of the Notes), using publicly available information.

Under the EUR 80,000,000,000 Global Medium Term Note Programme, Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. ("**Rabobank Nederland**") issues up to a maximum of EUR 200,000,000 Rabo Inflatie Bonus Obligatie Credit Index Linked Notes 2006 due 2016 (the **Notes**).

The Issue Date of the Notes is 27 October 2006. The offer period commences on 25 September 2006 and ends on 20 October 2006 at 15:00 hours (Amsterdam time) (the "**Offer Period**"). Rabobank Nederland reserves the right to withdraw or to extend, until 26 October 2006, close of business, the offer of the Notes. Such event will be published by Rabobank Nederland in the Official Price Journal of Euronext Amsterdam and in a nationally distributed newspaper. It is expected that Het Financieele Dagblad will be chosen for such publication.

Rabobank Nederland reserves the right to issue a further series or tranche of the Notes with the same terms and conditions which will be fungible with the presently issued Notes.

The Notes are issued at a price ranging between 99% and 101%. The definitive Issue Price will be published by Rabobank Nederland as described above. Potential buyers may subscribe per Note of EUR 1,000 nominal (the "**Nominal Value**"). Settlement of the Notes takes place via the systems of Euroclear, Clearstream and Euroclear Nederland.

The tenor of the Notes is 10 years and 2 months. The maturity date will in principle be 28 December 2016 (the "**Maturity Date**"), provided that the Notes have not been redeemed early. If on that date one or more credit events are outstanding or potentially outstanding, the remaining amounts that would have been paid out, but for such credit events, but are uncertain (because of them) will be withheld until the relevant recovery amount has been determined. All calculations with respect to the Notes are calculated by the appointed agent (the "**Calculation Agent**").

On each annual interest payment date, the amount of interest payable in respect of each Note is linked to the level of the Eurostat eurozone Harmonised Index of Consumer Prices (Excluding Tobacco) Unrevised Series NSA, as adjusted and/or replaced as provided in Part IV of the Appendix hereto.

The Notes will have a minimum redemption amount at maturity equal to 100 per cent. of their Nominal Value (the "**Protection Amount**"). On top of the Protection Amount there can be an additional payment at a maximum of 100% of the Nominal Value. That payment will depend on the performance of the Reference Entities comprising the iTraxx® Europe Series 6 index, to which the Notes are notionally exposed pursuant to a notional default swap (the "**Default Swap**"). The Issuer is deemed to have entered into a Default Swap, the description and form of which is set out in Parts II and III of the Appendix, under which it has notionally sold to the Default Swap Counterparty (as defined in the Default Swap) protection on a specific tranche of a portfolio of Reference Entities (as defined in the Default Swap). This tranche is the 0% to 3% "Equity" tranche of the iTraxx® Europe Series 6 index which bears the first 3% losses in the portfolio as further described in the Default Swap. If the portfolio of Reference Entities experiences losses of 3% or above, the Notes will be redeemed at the Protection Amount. If the portfolio of Reference Entities experiences losses of between 0% and 3%, the Notes will be redeemed between 100% and 200% of the Nominal Value. The

percentage paid over and above the Protection Amount will depend on losses in the portfolio as described; the losses will depend on the number of credit events that have taken place before the Maturity Date of the Default Swap and the recovery rates in respect of the Reference Entities.

In case the Notes are redeemed prior to the Maturity Date in accordance with Condition 7(c) or Condition 13 or by sale in the secondary market, the Notes will be redeemed against the then current market value as described in the Conditions and can be lower than the Protection Amount.

Application has been made for the Notes to be admitted to trading on Eurolist by Euronext Amsterdam.

RISK FACTORS

The purchase of the Notes may involve substantial risks and is suitable only for sophisticated investors who have the knowledge and experience in financial and business matters necessary to enable them to evaluate the risks and the merits of an investment in the Notes. Before making an investment decision, prospective purchasers of the Notes should consider carefully, in the light of their own financial circumstances and investment objectives, all the information set forth in this Supplement, the Conditions and, in particular, but without limitation, the considerations set out below. The considerations set out below in respect of the Notes are not, and are not intended to be, a comprehensive list of all considerations relevant to a decision to purchase or hold the Notes.

Aan een belegging in de Rabo Inflatie Bonus Obligatie zijn risico's verbonden. Aangeraden wordt, alvorens te beslissen in de Rabo Inflatie Bonus Obligatie te investeren, kennis te nemen van dit gehele Supplement, met inbegrip van onderstaande risicofactoren. Beleggers die vragen of twijfels hebben over de aard van het product en de daaraan verbonden risico's wordt aangeraden zich van deskundig financieel en juridisch advies te voorzien.

Inflation Index

The interest payable on the Notes is dependent on the level of the Eurostat Eurozone Harmonised Index of Consumer Prices (Excluding Tobacco) Unrevised Series NSA (the "**Index**") for the September immediately before an Interest Payment Date compared to the level of the Index for the September of the year before (the "**Year-on-Year Inflation**"). The level of the Index may fall as well as rise. Any fall in the level of the Index will result in a reduction of the Interest Amount for the relevant Interest Accrual Period. If the Year-on-Year Inflation is negative, the interest payable for such period shall be zero.

Principal Protection and Exposure to Reference Entities

The Notes will have a minimum redemption amount at maturity equal to 100 per cent. of their nominal amount. There can be no assurance that the Notes will redeem above the minimum redemption amount. The return on the Notes above par will depend on the performance of the Reference Entities comprising the iTraxx® Europe index, to which the Notes are notionally exposed pursuant to the Default Swap. Consequently, the Notes create significantly leveraged exposure to the credit of such Reference Entities. Any possible return on the Notes above par may be lost, in part or in whole, as the result of one or more Credit Events (as defined in the Default Swap) occurring with respect to one or more Reference Entities where the Issuer would be required to pay a Cash Settlement Amount (as defined in the Default Swap).

Neither the Issuer nor any of its Affiliates makes any representation or gives any warranty whatsoever in respect of any Reference Entity, including as to creditworthiness, either at the Issue Date or at any time thereafter. Prospective investors should inform themselves about and evaluate the nature and financial condition of the Reference Entities.

OTHER RISKS ASSOCIATED WITH THE NOTES

Issuer Credit Risk

Investors in the Notes should have the knowledge and experience in financial and business matters necessary to enable them to evaluate the information contained herein, and expertise in assessing credit risk, and be capable of evaluating the merits, risks and suitability of investing in the Notes including any credit risk associated with the Issuer and the Fiscal Agent and Paying Agents.

Consequently, payments of coupon or principal due to the Noteholders may not be paid by the Issuer, or payment may be delayed and the Noteholders will have no recourse to any other entity.

Further discussion of the credit risk associated with the Issuer is contained in the Offering Circular.

Conflicts of Interest

Rabobank International has various roles that may give rise to potential conflicts of interest in relation to the Notes.

Rabobank International acts as Dealer of the Notes and as Calculation Agent. Rabobank International shall only have the duties and responsibilities expressly agreed to in its relevant capacities and shall not be deemed to have other duties or responsibilities or be deemed to have a standard of care other than as expressly provided in respect of each capacity in which it acts.

Rabobank International as part of its general business activities may trade in derivative instruments similar to those held on behalf of the Noteholders.

Rabobank International and its affiliates may, at present or in the future, engage in business with any of the Reference Entities comprising the iTraxx® Europe index from time to time, their affiliates or other companies in its groups. Rabobank International and its affiliates may deal in securities or obligations of any of the Reference Entities and may accept deposits from, make loans or otherwise extend credit to, and generally engage in any kind of commercial or investment banking or other business with the Reference Entities, any affiliate of the Reference Entities or any other person or entity having obligations relating to any of the Reference Entities, and may act with respect to such business in the same manner as each of them would if the Notes did not exist, regardless of whether any such action might have an adverse effect on the Reference Entities, the position of the holders of the Notes or otherwise (including, without limitation, any action which might cause, constitute or give rise to a Credit Event in respect of one or more Reference Entities). Rabobank International and its affiliates may become owners or pledgees of the securities or obligations of any of the Reference Entities.

Rabobank International and its affiliates may have entered into, and may in the future enter into, transactions and agreements with the Reference Entities and their affiliates or other companies in their groups. Rabobank International and its affiliates may have, under such agreements, the ability to accelerate payment obligations or call an event of default or take other action which may result in the occurrence of a Credit Event in respect of one or more Reference Entities or a redemption of the Notes. Rabobank International and its affiliates may take any action to amend, supplement, waive or modify, or consent to the amendment, supplement, waiver or modification of, any of the terms and conditions of the securities or obligations of any of the Reference Entities in a manner that would result in the occurrence of a Credit Event in respect of one or more Reference Entities, an Event of Default or an early redemption of the Notes. Rabobank International and its affiliates may have positions in the Reference Entities in default swap form or in other securities issued by or any loan entered into with the Reference Entities or in equity securities of the Reference Entities. Rabobank International and its affiliates may take any of these actions without considering the interests of the Noteholders.

These activities may present a conflict between Rabobank International's or its affiliates' interests and obligations and the interests of the Noteholders. Moreover, Rabobank International or any of its affiliates has published or may in the future publish research reports on any of the Reference Entities or any of their affiliates. This research may be modified from time to time without notice and may express opinions or provide recommendations that are inconsistent with purchasing or holding the Notes. Any of these activities may affect the value of the Notes.

Liquidity of the Notes

There can be no assurance that a market for the Notes will exist and no assurance as to the price at which a bid may be made. This may leave Noteholders with an illiquid investment. Illiquidity means that a Noteholder may not be able to realise its anticipated yield. Illiquidity can obviously have an adverse effect

on the market value of the Notes. Consequently, any purchaser of Notes must be prepared to hold such Notes until final redemption or maturity of the Notes.

The Dealer may, subject to market conditions, offer firm bid prices for the Notes on request but (i) is under no obligation to do so and may decline to do so at any time without assigning any reason and (ii) may set any such bid prices at such amount as it may in its absolute discretion think fit and any such bid prices may not necessarily be reflective of the value of the Notes.

Application has been made to list the Notes on the Euronext Amsterdam Stock Exchange. No application has been made to list the Notes on any other stock exchange. No assurances can be given that such application will be successful or that the Notes will be so listed.

Taxation

Each Noteholder will assume and be solely responsible for any and all taxes of any jurisdiction or governmental or regulatory authority, including, without limitation, any state or local taxes or other like assessment or charges that may be applicable to any payment to it in respect of the Notes.

EU Savings Directive

Under EC Council Directive 2003/48/EC on the taxation of savings income, Member States have been required, since 1 July, 2005, to provide to the tax authorities of another Member State details of payments of interest (or similar income) paid by a person within its jurisdiction to an individual resident in that other Member State. However, for a transitional period, Belgium, Luxembourg and Austria are instead required (unless during that period they elect otherwise) to operate a withholding system in relation to such payments (the ending of such transitional period being dependent upon the conclusion of certain other agreements relating to information exchange with certain other countries). A number of non-EU countries and territories including Switzerland have agreed to adopt similar measures (a withholding system in the case of Switzerland) with effect from the same date.

Taxation in Austria

The below discussion does not purport to be a comprehensive description of all tax consequences that may be relevant for a decision of a potential Austrian investor to purchase the Notes. Potential Austrian investors are advised to consult their own legal and tax advisors to inform themselves of the laws and regulations (such as taxation and exchange controls) applicable to the subscription, purchase, redemption as well as transfer free of charge, holding and realisation of the Notes. The following discussion is based on Austrian tax laws in force as of the date of the Supplement as well as on current practice of the Austrian supreme courts and of the financial authorities and is subject to change. The laws of countries other than Austria or specific double taxation treaties are not taken into account.

1. Corporate Income Tax and Individual Income Tax

Residents of Austria - General

For a holder of Notes who has his domicile (*Wohnsitz*) or his habitual abode (*gewöhnlicher Aufenthalt*) in Austria or is a corporation with its corporate seat or place of management in Austria (together **Residents**), income derived from the Notes (including interest and gains realised upon the redemption and sale of the Notes) is generally taxable in Austria, pursuant to the Austrian Income Tax Act (*Einkommensteuergesetz*) or the Austrian Corporate Income Tax Act (*Körperschaftsteuergesetz*).

Generally, income arising from the notes will qualify as capital income (*Kapitalerträge aus Forderungswertpapieren*). Capital income arising from the Notes includes interest payments as well as gains, if any, realised upon redemption or early redemption (such latter gains being the difference between

the issue price and the redemption amount as determined in the Supplement). Gains realised upon sale of the Notes (other than Capital Gains as defined below) also qualify as capital income. For certain Notes gains constituted by the difference between the issue price and the redemption price may not be taxable if such difference does not exceed 2% of the nominal value of the Note provided that at least five years have lapsed between the issue and the redemption date (including early redemption). Should such period be less than five years, only a pro-rata portion of the gains will be non-taxable.

If such (taxable) capital income is paid out by a coupon paying agent (*kuponauszahlende Stelle*) located in Austria (where the coupon paying agent is a bank, including an Austrian branch of a non-Austrian bank, or an Austrian issuer), it is subject to 25% Austrian withholding tax (*Kapitalertragsteuer*).

Private Investors and Sole Proprietors

The 25% withholding tax with regard to capital income arsing from the Notes constitutes final taxation (*Endbesteuerung*) for all individuals, no matter whether they act as private investors or as investors who hold the Notes as business property (the latter further called **Sole Proprietors**). Final taxation means that no further income tax will be assessed and the capital income is not to be included in the investor's income tax return. As a consequence of the final taxation, expenses incurred by the investor in connection with the Notes are not deductible. If the individual's regular rate of income tax is lower than 25% withholding tax, the withholding tax will, if requested, be credited against income tax liability and the excess amount shall be refunded.

Where there is no deduction of Austrian withholding tax because the income from the Notes is not received in Austria (not paid out by a coupon paying agent located in Austria) Austrian private investors and Sole Proprietors will have to include the income derived from the Notes in their income tax returns pursuant to the Income Tax Act. In such case a special 25% tax rate is applicable. As a consequence, expenses incurred by the investor in connection with the Notes are not deductible.

Only gains, if any, realised by private investors upon the sale of Notes that are not attributable to accrued interest and exceed the hypothetical gains the selling investor would have realised, had redemption occurred at the time of sale, may qualify as **Capital Gains** (*Substanzgewinne*). Capital Gains are taxable only if realised within the speculation period of one year following the purchase of the Note. Within this speculation period such Capital Gains are taxed at a normal progressive income tax rate of up to 50%.

Said Capital Gains realised by Sole Proprietors will be taxable as business income at the normal progressive income rate of up to 50% (irrespective of the speculation period).

Corporate Investors

For corporate investors holding the Notes as business property withholding tax is not treated as a final taxation and the income from the Notes remains generally subject to corporate income tax at a flat tax rate of 25%. Withholding tax on capital gains may be avoided by filing the respective declaration of exemption (*Befreiungserklärung*).

Private Trusts

Private Trusts established pursuant to Austrian law (*Privatstiftung*) are exempt from the 25% withholding tax. Income from capital investment derived from the Notes by Private Trusts is subject to 12.5% interim corporate income tax. This 12.5% interim corporate income tax may be credited against tax due on distributions of the Private Trust.

Non-residents of Austria

Individuals who do not have a domicile or their habitual abode in Austria or by corporate investors who do not have their corporate seat or their place of management in Austria (**non-residents**) and who do not have a permanent establishment or permanent agent in Austria may avoid application of the 25% Austrian withholding Tax on Capital Income they receive income from the Notes through a coupon paying agent located in Austria, if they keep the Notes in an Austrian deposit account and provide evidence of their non-resident status to the paying agent by disclosing their identity and address. Non-residents who are Austrian citizens or citizens of a neighbouring country will have to confirm their non-resident status in writing to the coupon paying agent. The providing of evidence that the investor is a non-resident and therefore not subject to Austrian withholding tax is the responsibility of the investor.

If Austrian withholding tax has been deducted by the coupon paying agent, the tax withheld shall be credited or refunded to the non-resident investor upon his/her application, which has to be filed with the competent Austrian tax authority within five calendar years following the date of the imposition of the withholding tax.

Non-resident corporate investors are subject to the same tax treatment as resident corporate investors.

2. EU Directive on Taxation of Savings Income

The EU Council Directive 2003/48/EC on taxation of savings income in the form of interest payments with effect from 1 July, 2005, requires EU Member States to implement an exchange of information between their competent authorities regarding interest payments (or similar income) made in one Member State to beneficial owners who are individuals and resident for tax purposes in another Member State.

During a transitional period (the ending of such transitional period being dependent upon the conclusion of agreements relating to information exchange with certain other countries), Austria, – instead of being required to provide information to the authorities of the other Member State – has opted to levy a withholding tax on such income at a rate of 15% if accrued until 1 July, 2008, 2[illegible]% [illegible] accrued between 2 July, 2008 and 1 July, 2011 and 35% if accrued thereafter (**EU Withholding Tax**). Austria may at any time elect to switch to the provision of information, in which case it will no longer apply the EU Withholding Tax.

According to information published by the Federal Ministry of Finance on 1 August 2005 EU Withholding Tax is presently deducted from any capital guaranteed interest or capital guaranteed part of the redemption amount as compared to the issue price. According to this information also non-capital guaranteed gains, if linked to inflation rates or interest rates, are subject to EU Withholding Tax. However, non-capital guaranteed gains liked to the performance of underlying certificates are not subject to EU Withholding Tax provided that the income derived from such certificates is not deemed to constitute interest payments within the meaning of the Austrian Withholding Tax Act.

EU Withholding Tax has to be withheld by a coupon paying agent located in Austria in relation to Capital Income paid out to beneficial owners who are individuals and resident for tax purposes in another Member State. The investors may avoid EU Withholding Tax by providing an exemption certificate issued by tax authorities of the investor's country of residence. Such certificate will be valid for a maximum of three years.

According to guidelines issued by the Austrian Ministry of Finance, in the event of individual investors, who are subject to unlimited income taxation in another EU Member State but not exempted from Austrian withholding tax (*Kapitalertragsteuer*; see above), solely Austrian withholding tax will apply.

3. Inheritance and Gift Tax

Inheritance and Gift tax is levied on inheritances, gifts and special purpose donations, as defined in the Austrian Inheritance and Gift Tax Act, as amended (*Erbschafts- und Schenkungssteuergesetz*). The tax rate

varies from 2% to 60% depending upon the value of the transferred Notes and upon the relationship of the beneficiary to the deceased or the donor.

Notes held by private investors are exempt from inheritance tax if they qualify for final (income) taxation or for the special 25% tax rate pursuant to Section 37 para 8 Income Tax Act on the date of the private investor's death. This exemption is restricted to inheritance tax and does not apply in case of gifts and special purpose donations.

Notes held by non-resident investors are not subject to Austrian inheritance and gift tax if they are transferred (whether by reason of death, gift or special purpose donation) to another non-resident. Foreign citizens having a domicile or a habitual abode within Austria on the date of their death or accession to inheritance or of the donation qualify as Austrian residents for purpose of inheritance and gift tax.

*The above summary on tax treatment is based on the assumption that the Austrian tax authorities will not re-characterize the Notes as foreign investment fund units within the meaning of the Austrian Investment Fund Act and that the Notes will be treated as debt-securities (*Forderungswertpapiere*).*

Further, the statements are based on the assumption that the Notes have been offered to the public in accordance with Sections 37 para 8 and 97 para 1 of the Austrian Income Tax Act.

The statements above on tax treatment are based on current Austrian Law and administration practice. Tax treatment of innovative or structured financial instruments such as the Notes is not yet founded on sufficiently concrete rulings or decisions by the tax authorities or by the supreme courts. Accordingly the effects by a change of legislation, in administration practices, by rulings or decisions of the tax authorities and by judicial decisions occurring during Notes' lifetime but later than the closing date of the public offer in Austria are exclusively at the risk of the investor. No statement contained above may be construed to explicitly or implicitly refer to any forward looking development or statements or to the likelihood of future developments or changes in law and practice. It cannot be ruled out that Austrian fiscal authorities and the Austrian Administrative Court as well as coupon paying agents may adopt a view with regard to such financial instruments that could deviate from the treatment outlined above.

*The above information is provided with a focus on tax liability by the investor only. The likely performance of deduction of withholding tax (*Kapitalertragsteuer*) by an Austrian coupon paying agent was described above. However, due to differing factual performances by Austrian coupon paying agents and due to tax rules and tax guidelines leaving discretion to some extent, and in particular with regard to innovative or structured financial instruments, to Austrian coupon paying locations, no guarantee can be assumed that withholding tax will be deducted in exact the way described above. The investor is therefore advised to consult with representatives of his Austrian coupon paying agents as to the factual deduction of withholding tax which he may have to face either with regard to coupon or with regard to redemption or with regard to income derived from the Notes. Further, there can be no assurance that any portion of the gains realised upon the sale of Notes will qualify as Capital Gains.*

TERMS

The following are the terms for the issue of the Notes.

PART A - CONTRACTUAL TERMS

1.	Issuer:		Cooperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland)
2.	(i)	Series Number:	1646A
	(ii)	Tranche Number:	1
3.	Specified Currency or Currencies:		Euro ("EUR")
4.	Aggregate Nominal Amount:		
	(i)	Series:	Up to a maximum of EUR 200,000,000
	(ii)	Tranche:	Up to a maximum of EUR 200,000,000
5.	Issue Price:		A minimum of 99 per cent. and a maximum of 101 per cent. of the Aggregate Nominal Amount
6.	Specified Denominations:		EUR 1,000
7.	(i)	Issue Date:	27 October 2006
	(ii)	Interest Commencement Date:	27 October 2006
8.	Maturity Date:		See Part 1 of the Appendix hereto
9.	Domestic Note: (if Domestic Note, there will be no gross-up for withholding tax)		No
10.	Interest Basis:		Index Linked Interest (further particulars specified below)
11.	Redemption/Payment Basis:		See Part 1 of the Appendix hereto
12.	Change of Interest or Redemption/ Payment Basis:		Not Applicable
13.	Put/Call Options:		Not Applicable
14.	(i)	Status of the Notes:	Senior
	(ii)	Date approval for issuance of Notes obtained:	Not Applicable
15.	Method of distribution:		Non-syndicated

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

16.	Fixed Rate Note Provisions	Not Applicable
17.	Floating Rate Provisions	See paragraph 19 below. See also Part IV of the Appendix hereto
18.	Zero Coupon Note Provisions	Not Applicable
19.	Index Linked Interest Note Provisions	Applicable

(i) Index/Formula:

Subject to the provisions of Part IV of the Appendix, the Rate of Interest in respect of each Note will be paid in arrear on each Specified Interest Payment Date (as defined in sub-paragraph (j) below) and will be determined by the Calculation Agent in accordance with the following formula:

The greater of:

(a) $\left(\frac{Index_n}{Index_{n-1}} - 1\right)$ and (b) zero

Where:

"Index" means the Eurostat Eurozone Harmonised Index of Consumer Prices (Excluding Tobacco) Unrevised Series NSA as published by Bloomberg, Ticker: CPTFEMU as adjusted and/or replaced as provided in Appendix 1 hereto.

"$Index_n$" means the level of the Index for the calendar month that is three months prior to the calendar month in which the Relevant Specified Interest Payment Date is scheduled to fall.

"$Index_{n-1}$" means the level of the Index for the calendar month that is 15 months prior to the calendar month in which the Relevant Specified Interest Payment Date is scheduled to fall.

"Eurostat" means the statistical office of the European Communities in Luxembourg

"Eurozone" means the region comprising member states of the European Union that adopt the single currency in accordance with the treaty establishing the European Community, as amended.

"Relevant Specified Interest Payment Date" means in respect of an Interest Period, the Interest Payment Date in respect of such Interest Period.

(ii)	Calculation Agent responsible for calculating the Rate(s) of Interest and Interest Amount:	Rabobank International
(iii)	Basket:	Not Applicable
(iv)	Provisions for determining Rate(s) of Interest and Interest Amount where calculated by reference to Index and/or Formula:	See sub-paragraph 19(a) above
(v)	Sponsor:	Eurostat
(vi)	Provisions for determining Coupon where calculation by reference to Index and/or Formula is impossible or impracticable:	See Part IV of the Appendix hereto
(vii)	Interest Period(s) or Calculation Periods:	The period beginning on (and including) the Issue Date and ending on (but excluding) the first Specified Interest Payment Date and each successive period beginning on (and including) a Specified Interest Payment Date and ending on (but excluding) the next succeeding Specified Interest Payment Date. Interest Periods shall not be adjusted in accordance with the Business Day Convention with respect to the accrual of interest.
(viii)	Interest Period Date(s):	Not Applicable
(ix)	Interest Determination Date(s):	The day falling 2 TARGET Business Days prior to the last day of the Interest Period.
(x)	Specified Interest Payment Dates:	28 December in each year commencing on (and including) 28 December, 2007 and ending on (and including) the Maturity Date. Specified Interest Payment Dates shall be adjusted for payment purposes only in accordance with the Business Day Convention and any such adjustment will not have an impact on the relevant Interest Period.
(xi)	Business Day Convention:	Following Business Day Convention
(xii)	Business Centre(s) (Condition 1(a)):	TARGET
(xiii)	Minimum Rate of Interest:	Not Applicable
(xiv)	Maximum Rate of Interest:	Not Applicable

(xv)	Day Count Fraction (Condition 1(a)):	30/360
(xvi)	Exchange:	Not Applicable
(xvii)	Related Exchange:	Not Applicable

20.	Equity Linked Interest Note Provisions	Not Applicable
21.	Dual Currency Note Provisions	Not Applicable

PROVISIONS RELATING TO REDEMPTION

22.	Call Option	Not Applicable
23.	Put Option	Not Applicable
24.	Final Redemption Amount (all Notes except Equity Linked Redemption Notes and Index Linked Redemption Notes) of Each Note	See Part I of the Appendix hereto
25.	Final Redemption Amount (Equity Linked Redemption Notes).	Not Applicable
26.	Final Redemption Amount (Index Linked Redemption Notes)	Not Applicable
27.	Early Redemption Amount	

(i)	Early Redemption Amount(s) of each Note payable on redemption for taxation reasons (Condition 7(c)) or an event of default (Condition 13) and/or the method of calculating the same (if required or if different from that set out in the Conditions):	An amount determined by the Calculation Agent, in its sole and absolute discretion, as being equal to the market value of each Note at the time of such determination.
(ii)	Redemption for taxation reasons permitted on days other than Interest Payment Dates (Condition 7(c)):	No
(iii)	Unmatured Coupons to become void upon early redemption (Bearer Notes only) (Condition 10(f)):	Yes
(iv)	Early Redemption Amount of each Note payable on redemption pursuant to	Not Applicable

Condition 7(g):

GENERAL PROVISIONS APPLICABLE TO THE NOTES

28.	Form of Notes	Temporary Global Note exchangeable for a permanent Global Note which is exchangeable for Definitive Notes in the limited circumstances specified in the permanent Global Note.
29.	Financial Centre(s) (Condition 10(h)) or other special provisions relating to payment dates:	TARGET
30.	Talons for future Coupons or Receipts to be attached to Definitive Notes (and dates on which such Talons mature):	No
31.	Details relating to Partly Paid Notes: amount of each payment comprising the Issue Price and date on which each payment is to be made and consequences (if any) of failure to pay, including any right of the Issuer to forfeit the Notes and interest due on late payment:	Not Applicable
32.	Details relating to Instalment Notes: Amount of each instalment, date on which each payment is to be made:	Not Applicable
33.	Redenomination, renominalisation and reconventioning provisions:	Not Applicable
34.	Consolidation provisions:	Not Applicable
35.	Other terms or special conditions:	See the Appendix

DISTRIBUTION

36.	(i)	If syndicated, names and addresses of Managers:	Not Applicable
	(ii)	Stabilising Manager(s) (if any):	Not Applicable
	(iii)	Dealers' Commission:	Not Applicable
37.		If non-syndicated, name and address of Dealer:	Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (trading as Rabobank International) acting through its London Branch at Thames Court, One Queenhithe, London EC4V 3RL Rabobank International will not subscribe for the Notes, but will act as agent for the placement of Notes. Such Notes will be deemed to be issued at the time when the

Notes are transferred from Rabobank International to the subscriber and Rabobank International receives funds from the subscriber on behalf of Rabobank Nederland.

38. Applicable TEFRA exemption: D Rules

39. Additional selling restrictions:

France

Each of the Dealer and the Issuer represents and agrees that it has not offered or sold and will not offer or sell, directly or indirectly, Notes to the public in France, and that it has not distributed or caused to be distributed and will not distribute or cause to be distributed to the public in France, the Offering Circular, the Supplement, or any other offering material relating to the Notes, and that such offers, sales and distributions have been and will be made in France only to (a) providers of investment services relating to portfolio management for the account of third parties, and/or (b) qualified investors (*investisseurs qualifiés*) other than individuals, all as defined in, and in accordance with, articles L.411-1, L.411-2, D.411-1 of the French *Code monétaire et financier*.

Switzerland

A public offer of the Notes in Switzerland is prohibited. The Notes are only offered to a limited number of investors in Switzerland by way of private placement without any public offering. This Supplement may only be used by those persons to whom it has been handed out in connection with the offer described herein.

Jersey

Each of the Dealer and the Issuer has agreed that it will not permit the Notes to be offered to, sold to, or purchased by, persons resident for income tax purposes in Jersey (other than Financial Institutions in the normal course of business, provided that such institutions constitute a "restricted circle of persons" within the meaning of Article 6(4) of the Control of Borrowing (Jersey) Order, 1958, as amended) and that it will not offer or sell the Notes in any jurisdiction in circumstances which would result in an invitation to the public being made within the meaning of the Companies (Jersey) Law 1991 as amended) and which would result in this Supplement constituting a "prospectus" as defined in such law, unless the consent of the Registrar of Companies in Jersey has been obtained in relation thereto. For these purposes, "**Financial Institution** includes, without limitation, a bank, finance house, insurance company, investment trust or fund, mutual

		fund or society, pension fund and other institution of a like nature.
40.	Subscription period:	Applicable. See paragraph 8 of Part B below.

GENERAL

41.	Additional steps that may only be taken following approval by an Extraordinary Resolution in accordance with Condition 14(a):	Not Applicable
42.	The aggregate principal amount of Notes issued has been translated into Euro at the rate of [●], producing a sum of (for Notes not denominated in Euro):	Not Applicable
43.	In the case of Notes listed on Eurolist by Euronext Amsterdam N.V.:	Applicable
	(i) Numbering and letters:	Not Applicable
	(ii) Amsterdam Listing Agent:	Rabobank Nederland or Coöperatieve Centrale Raffeisen-Boerenleenbank B.A. (Rabo Securities)
	(iii) Amsterdam Paying Agent:	Coöperatieve Centrale Raffeisen-Boerenleenbank B.A. (Rabo Securities)
	(iv) London Paying Agent	Deutsche Bank AG, London Branch

LISTING AND ADMISSION TO TRADING APPLICATION

This Supplement comprises the terms required to list and have admitted to trading the issue of Notes described herein pursuant to the Euro 80,000,000,000 Global Medium Term Note Programme of Rabobank Nederland.

RESPONSIBILITY

The Issuer accepts responsibility for the information contained in this Supplement. To the best of the knowledge of the Issuer (having taken all reasonable care to ensure that such is the case) the information contained in this Supplement is in accordance with the facts and does not omit anything likely to affect the import of such information. Information on the iTraxx® Europe Index has been extracted from publicly available sources (including www.itraxx.com) and information provided to Rabobank International under licence. Information on the Eurostat Eurozone Harmonised Index of Consumer Prices (Excluding Tobacco) Unrevised Series NSA has been extracted from the Eurostat website (www.epp.eurostat.ec.europa.eu). The Issuer confirms that such information has been accurately reproduced and that, so far as it is aware, and is able to ascertain from information published by such sources, no facts have been omitted which would render the reproduced information inaccurate or misleading.

Signed on behalf of the Issuer:

By:



Duly authorised

PART B - OTHER INFORMATION

1. **Listing**

(i)	Listing:	Eurolist by Euronext Amsterdam N.V.
(ii)	Admission to Trading:	Application has been made for the Notes to be admitted to trading on Eurolist by Euronext Amsterdam with effect from 27 October 2006
(iii)	Estimate of total expenses related to admission to trading:	EUR 7,250

2. **Ratings**

Rating:	The Notes to be issued are unrated.

3. **Notification**

The Netherlands Authority for the Financial Markets (Autoriteit Financiële Markten) has been requested to provide each of the Commission bancaire, financière et des assurances (CBFA) in Belgium, Irish Financial Regulatory Authority in Ireland, Financial Market Authority (FMA) in Austria and Commission de surveillance du secteur financier (CSSF) in Luxembourg with a certificate of approval attesting that the Offering Circular and this Supplement have been drawn up in accordance with the Prospectus Directive.

Notwithstanding the foregoing, no offer of Notes to the public may be made in any Relevant Member State, which requires the Issuer to undertake any action in addition to the filing of the Supplement with the Netherlands Authority for the Financial Markets unless and until the Issuer advises such action has been taken.

4. **Interests of natural and legal persons involved in the issue**

Save for any fees payable to the Dealer and Calculation Agent, so far as the Issuer is aware, no person involved in the issue of the Notes has an interest material to the offer.

5. **Reasons for the offer, estimated net proceeds and total expenses**

(i)	Reasons for the offer:	See "Use of Proceeds" wording in Offering Circular.
(ii)	Estimated net proceeds	If the Issue Price and the Aggregate Nominal Amount of the Notes are set at their maximum, the net proceeds would be EUR 201,950,000.
(iii)	Estimated total expenses:	50,000

6. **Performance of index/formula, explanation of effect on value of investment and associated risks and other information concerning the underlying** *(Index-Linked Notes only)*

See Part IV of the Appendix hereto. Historic performance of the Index can be obtained from Eurostat.

7. **Historic interest rates** *(Floating Rate Notes only)*

Not Applicable

8. **Performance of index/formula, explanation of effect on value of investment and associated risks and other information concerning the underlying** *(Index-Linked Notes only)*

Not Applicable

9. **Performance of rate(s) of exchange and explanation of effect on value of investment** *(Dual Currency Notes only)*

Not Applicable

10. **Performance of underlying, explanation of effect on value of investment and associated risks and information concerning the underlying** *(Equity-Linked Notes only)*

Not Applicable

11. **Operational information**

(i)	ISIN Code:	XS0267322047
(ii)	Common Code:	026732204
(iii)	Fondscode:	15831
(iv)	German WKN-code:	Not Applicable
(v)	Private Placement number	Not Applicable
(vi)	Any clearing system(s) other than Euroclear and Clearstream, Luxembourg and the relevant number(s):	Necigef. (See Fondscode)
(vii)	Delivery:	Delivery against payment
(viii)	Names and addresses of additional Paying/ Delivery Agent(s) (if any):	Not Applicable
(ix)	Names (and addresses) of Calculation Agent(s) (if different from Coöpera-tieve Centrale Raiffeisen-Boerenleen-bank B.A. (Rabobank International))	Not Applicable

12. **General**

(i)	Tradeable Amount:	EUR 1,000 So long as the Notes are represented by a temporary Global Note or permanent Global Note, the Notes will be tradeable only in principal amounts of at least the

		Specified Denomination and integral multiples of the Tradeable Amount in excess thereof.
(ii)	Time period during which the offer is open	The offer of the Notes is expected to open on 25 September 2006 and close at 15:00 hours (Amsterdam time) on 20 October 2006 or such earlier or later date or time as the Issuer may determine and will be announced in the Euronext Amsterdam Daily Official List and in a daily newspaper, expected to be Het Financieele Dagblad. The aggregate principal amount of the Notes to be issued and allotted will be determined by the Issuer at 16:00 hours (Amsterdam time) on 20 October 2006 or such earlier or later date or time as the Issuer may determine and will be announced in the Euronext Amsterdam Daily Official List and in a daily newspaper, expected to be Het Financieele Dagblad. No dealing in the Notes will be possible before the aggregate principal amount of the Notes is announced as set out above. The Notes shall be offered to retail and institutional investors in the Netherlands, Belgium, Luxembourg, Austria and Ireland and to certain other institutional investors elsewhere in Europe.
(iii)	Description of possibility to reduce subscriptions	Subscriptions in excess of the maximum Aggregate Nominal Amount will be reduced systematically. Reduction will be determined by the Issuer at 16:00 hours (Amsterdam time) on 20 October 2006 or such earlier or later date or time as the Issuer may determine and will be announced as described above.

GENERAL INFORMATION

The Issuer is not involved in any litigation or arbitration proceedings that may have, or have had since its incorporation, a significant effect on its financial position, nor is the Issuer aware that any such proceedings are pending or threatened.

For as long as the Notes are listed on Euronext Amsterdam, copies of the following documents will be available for inspection and collection free of charge during usual business hours on any weekday (Saturdays, Sundays and public holidays excepted) at the specified office of the Issuer, the Fiscal Agent and the Paying Agent in London and the specified office of the Paying Agent in Amsterdam for so long as any of the Notes shall remain outstanding:

- this Supplement;
- the Offering Circular; and
- the most current iTraxx® Europe Tranched Transactions Standard Terms Supplement.

APPENDIX

PART I – MATURITY DATE AND FINAL REDEMPTION AMOUNT

1. **Maturity Date**

The Maturity Date (the **Maturity Date**) shall be whichever is the latest of:

(a) 28 December 2016 (the **Scheduled Maturity Date**);

(b) if the Calculation Agent determines, in its sole and absolute discretion, that a Credit Event (as defined in the Default Swap (as defined in paragraph 3 below)) may have occurred prior to the Scheduled Termination Date (as defined in the Default Swap), such later date as the Calculation Agent may, in its sole and absolute discretion, determine (subject always to sub-paragraph (c) below); and

(c) if the Calculation Agent determines, in its sole and absolute discretion, that a Credit Event (as defined in the Default Swap) has occurred but has not yet been settled pursuant to the terms of the Default Swap (each such Credit Event, an **Unsettled Credit Event**), such later date as is three Business Days following the last Cash Settlement Date or, as the case may be, Cut-Off Date (in each case as defined in the Default Swap) in respect of such Unsettled Credit Event as the Calculation Agent shall, in its sole and absolute discretion, determine.

In the event that the Maturity Date is to be extended beyond the Scheduled Maturity Date as provided in sub-paragraph (b) or (c) above, the Calculation Agent shall, on behalf of the Issuer, promptly give notice thereof to the Noteholders.

2. **Final Redemption Amount**

The Final Redemption Amount in respect of each Note shall be an amount, determined by the Calculation Agent in its sole and absolute discretion, as being equal to the sum of:

(a) EUR 1,000 (the Principal Protection Amount); and

(b) the Credit Upside (as defined in paragraph 3 below);

provided that, in the event that the Maturity Date is extended beyond the Scheduled Maturity Date as described in paragraph 1 above:

(i) on the Scheduled Maturity Date each Noteholder shall receive an amount equal to the Scheduled Maturity Date Payment Amount (in each case as defined in paragraph 3 below); and

(ii) on the Maturity Date each Noteholder shall receive an amount (a **Final Payment Amount**) equal to the Relevant Proportion of:

(A) the Retained Amount (as defined in paragraph 3 below) minus

(B) the aggregate of all Cash Settlement Amounts (as defined in the Default Swap) that has been paid in respect of any Unsettled Credit Events in accordance with the provisions of the Default Swap,

together with interest on the Final Payment Amount accruing on a daily basis at a rate of EONIA for the period from and including the Scheduled Maturity Date to but excluding the Maturity Date.

3. Definitions

For the purposes of paragraphs 1 and 2 above:

Credit Upside shall be an amount determined by the Calculation Agent equal to:

(a) 100 per cent. of the Specified Denomination minus

(b) the Relevant Proportion of the sum of all Incurred Loss Amounts as at the Scheduled Termination Date (in each case as defined in the Default Swap).

Default Swap means the notional credit default swap in the form set out in Part II of the Appendix, for the purposes of which:

(a) the Issuer shall be deemed the Seller of protection and the Buyer of protection will be deemed to have:

(i) delivered Credit Event Notices and Notices of Publicly Available Information at such times of its choosing in its sole discretion; and

(ii) selected the Calculation Date and Selected Obligations and their outstanding principal amounts in its sole discretion;

(iii) the Physical Settlement provisions shall be disregarded; and

(b) it shall be deemed to be subject to a 1992 (Multicurrency – Cross Border) ISDA Master Agreement dated the Issue Date with no amendments thereto save that the governing law shall be English law and the termination currency shall be zero. Events of Default and Termination Events as regards such ISDA Master Agreement shall be disregarded.

EONIA means, in respect of any day, the rate equal to the overnight rate as calculated by the European Central Bank and appearing on Telerate 247 (or such other page or service as may replace it for the purpose of displaying such rate) in respect of that day or, if no such rate appears on the screen, the equivalent rate determined by the Calculation Agent in its sole and absolute discretion.

Relevant Proportion means the proportion which one Note bears to all of the Notes outstanding.

Retained Amount means an amount determined by the Calculation Agent in its sole and absolute discretion as being equal to the aggregate of the maximum Cash Settlement Amounts that may, in the determination of the Calculation Agent, be payable under the Default Swap in order to settle all Unsettled Credit Events.

Scheduled Maturity Date Payment Amount means an amount determined by Calculation Agent in its sole and absolute discretion as being equal to the sum of (i) the Principal Protection Amount and (ii) the Credit Upside minus the Relevant Proportion of the Retained Amount.

PART II - THE DEFAULT SWAP

The Default Swap means a notional credit default swap between the Issuer and Rabobank International as default swap counterparty (the **Default Swap Counterparty**), the form of which is set out below. Pursuant to the Default Swap, the Default Swap Counterparty would have the notional right to exercise its credit default provisions immediately upon (and at any time subsequent to) the occurrence of a Credit Event (as defined in the Default Swap) during the period from and including the Effective Date (as defined in the Default Swap) to and including the Termination Date (as defined in the Default Swap). References herein to (a) the rights and obligations of the Issuer and the Default Swap Counterparty under the Default Swap and (b) payments falling due under the Default Swap shall be deemed to be references to the rights and obligations to which the Issuer and the Default Swap Counterparty would have been subject and the payments falling due under the Default Swap if the Issuer and the Default Swap Counterparty had entered into the Default Swap in the form set out below.

CONFIRMATION

The Confirmation may be amended from time to time and any such amendments will form part of this notional contract.

DATE: 26 October 2006

TO: Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A.
Telephone number: +31 30 21 61535
Facsimile number: +31 30 21 61860
Attention: Mr Dries Lagerberg

with copy to:
Fax: +44 207 809 3549
Attention: Mr Tobias Becker

FROM: Rabobank International London

SUBJECT: iTraxx® Europe Series 6 Version 1 Single Tranche Transaction

REF NO: to be advised

The purpose of this communication (this **Confirmation**) is to set forth the terms and conditions of the Credit Derivative Transaction entered into on the Trade Date specified below (the **Transaction**) between Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) **(Party A)** and us **(Party B)**. This Confirmation constitutes a "Confirmation" as referred to in the ISDA Master Agreement specified below.

The definitions and provisions contained in the 2003 ISDA Credit Derivatives Definitions as supplemented by the May 2003 Supplement to the 2003 ISDA Credit Derivatives Definitions, each as published by the International Swaps and Derivatives Association, Inc. (together, the **Credit Derivatives Definitions**) and the iTraxx® Europe Tranched Transactions Standard Terms Supplement, as published by International Index Company Ltd. on 20 September 2006 (the **Standard Terms Supplement**), are incorporated into this Confirmation. In the event of any inconsistency between the Credit Derivatives Definitions or the Standard Terms Supplement and this Confirmation, this Confirmation will govern. In the event of any inconsistency between the Standard Terms Supplement and the Credit Derivatives Definitions, the Standard Terms Supplement will govern.

This Confirmation supplements, forms a part of and is subject to the ISDA Master Agreement, as amended and supplemented from time to time, between Party A and Party B (the **Agreement**). All provisions contained in, or incorporated by reference in, the Agreement shall govern this Confirmation except as expressly modified below.

The terms of the Transaction to which this Confirmation relates are as follows:

Index:	iTraxx® Europe Series 6 Version 1
Source of Relevant Annex:	Publisher
Annex Date:	15 September 2006
Trade Date:	26 October 2006
Effective Date:	27 October 2006
Scheduled Termination Date:	20 December 2016
Calculation Agent:	Rabobank International London
Floating Rate Payer:	Party A (the **Seller**)
Fixed Rate Payer:	Party B (the **Buyer**)
Original Notional Amount:	Up to EUR 200,000,000; to be agreed on the Trade Date
Attachment Point:	0 per cent.
Exhaustion Point:	3 per cent.
Initial Payment Payer:	Seller
Initial Payment Amount:	to be agreed on the Trade Date
Initial Payment Payer Payment Date:	Trade Date plus 3 Target Business Days
Fixed Rate:	0% per cent. per annum
Modified Equity Delivery:	Applicable
Excluded Reference Entities:	None

Additional terms

Final Principal Payment:	Notwithstanding any term herein, no Cash Settlement Amounts shall be payable by Seller to Buyer during the term of the Transaction. On the Final Principal Payment Date, Buyer shall pay to Seller an amount equal to: **Notional Factor multiplied by Original Notional Amount multiplied by Reduction Percentage**
Notional Factor	1
Final Principal Payment Date:	The Scheduled Termination Date, unless one or more Calculation Dates are scheduled to occur on or after the Scheduled Termination Date, in which case the date three Business Days following the final Calculation Date.
Reduction Percentage:	A percentage equal to the Outstanding Swap Notional Amount divided by the Original Swap Notional Amount, as at the Final Principal Payment Date.

Please confirm your agreement to be bound by the terms of the foregoing by executing a copy of this Confirmation and returning it to us by mail or fax.

Rabobank International, London Branch, is acting as principal in this Transaction. The time of transaction will be supplied on request.

Yours faithfully,
For and on behalf of

Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank International)

By:	By:
Name:	Name:
Authorised Signatory	Authorised Signatory

Confirmed as of the date first above written:

Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland)

By: ______________________

Name:
Title:

iTraxx® is a registered trade mark of International Index Company Limited.

iTraxx® is a trade mark of International Index Company Limited and has been licensed for the use by Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. International Index Company Limited does not approve, endorse or recommend Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. or iTraxx® derivatives products.

iTraxx® derivatives products are derived from a source considered reliable, but neither International Index Company Limited nor any of its employees, suppliers, subcontractors and agents (together iTraxx Associates) guarantees the veracity, completeness or accuracy of iTraxx® derivatives products or other information furnished in connection with iTraxx® derivatives products. No representation, warranty or condition, express or implied, statutory or otherwise, as to condition, satisfactory quality, performance, or fitness for purpose are given or assumed by International Index Company Limited or any of the iTraxx Associates in respect of iTraxx® derivatives products or any data included in such iTraxx® derivatives products or the use by any person or entity of iTraxx® derivatives products or that data and all those representations, warranties and conditions are excluded save to the extent that such exclusion is prohibited by law.

PART III - ITRAXX® EUROPE TRANCHED TRANSACTIONS STANDARD TERMS SUPPLEMENT

(published on 20 September, 2006)

The iTraxx Europe Tranched Transactions Standard Terms Supplemented may be amended from time to time and any such amendments will form part of this notional contract.

This iTraxx® Europe Tranched Transactions Standard Terms Supplement (the **Standard Terms Supplement**) hereby incorporates by reference the definitions and provisions contained in the 2003 ISDA Credit Derivatives Definitions as supplemented by the May 2003 Supplement to the 2003 ISDA Credit Derivatives Definitions, each as published by the International Swaps and Derivatives Association, Inc. (together, the **Credit Derivatives Definitions**). In the event of any inconsistency between the Credit Derivatives Definitions and this Standard Terms Supplement, this Standard Terms Supplement will govern.

Any Credit Derivative Transaction that incorporates by reference this Standard Terms Supplement (each, a **Transaction**) relates to a basket of Reference Entities (as described below). Each settlement in respect of a Reference Entity following a Credit Event will terminate only the corresponding portion of the Transaction, as outlined below. Without prejudice to Section 3.9 of the Credit Derivatives Definitions, upon the occurrence of an Event Determination Date with respect to a Reference Entity, additional Credit Events with respect to that Reference Entity will not have any effect on the Transaction (a) unless that Reference Entity subsequently becomes a Successor to another Reference Entity in respect of which an Event Determination Date has not occurred and (b) except as otherwise provided in the "Successors" provision below. The Transaction contemplates that there may be more than one Credit Event and accordingly more than one Event Determination Date and more than one settlement and that the Credit Derivatives Definitions (and in particular the definition of Termination Date) should, for the purposes of the Transaction, be interpreted accordingly.

1. **General Terms:**

Trade Date:	As shown in the relevant Confirmation
Effective Date:	As shown in the relevant Confirmation
Scheduled Termination Date:	As shown in the relevant Confirmation
Termination Date:	The Scheduled Termination Date; provided that: (a) if the Outstanding Swap Notional Amount is reduced to zero prior to the Scheduled Termination Date, the Termination Date shall be the Cash Settlement Date or Cut-Off Date, as appropriate, relating to the Incurred Loss Amount or Incurred Recovery Amount that causes the Outstanding Swap Notional Amount to be reduced to zero; and (b) if the last Cash Settlement Date or Cut-Off Date, as appropriate, occurs after the Scheduled Termination

Date, the Termination Date shall be such later date.

Floating Rate Payer:	As shown in the relevant Confirmation (the **Seller**)
Fixed Rate Payer:	As shown in the relevant Confirmation (the **Buyer**)
Original Notional Amount:	As shown in the relevant Confirmation
Attachment Point:	As shown in the relevant Confirmation
Exhaustion Point:	As shown in the relevant Confirmation
Reference Entity Weighting:	The percentage set out opposite each Reference Entity in the Relevant Annex, provided that the Reference Entity Weighting in respect of an Excluded Reference Entity shall be deemed to be zero
Tranche Size:	Exhaustion Point minus Attachment Point
Implicit Portfolio Size:	Original Notional Amount divided by Tranche Size
Reference Entity Notional Amount:	With respect to each Reference Entity, Implicit Portfolio Size multiplied by Reference Entity Weighting, subject to adjustment as provided in Section 2.2 of the Credit Derivatives Definitions, as modified by the "Successors" provision below.
Loss Threshold Amount:	Implicit Portfolio Size multiplied by Attachment Point
Recovery Threshold Amount:	(a) Implicit Portfolio Size multiplied by (b) 100 per cent. minus Exhaustion Point
Calculation Agent:	As shown in the relevant Confirmation
Calculation Agent City:	London
Business Day:	London and TARGET Settlement Day
Business Day Convention:	Following (which, subject to Sections 1.4 and 1.6 of the Credit Derivatives Definitions, shall apply to any date referred to in this Standard Terms Supplement or in the relevant Confirmation that falls on a day that is not a Business Day)
Index:	As shown in the relevant Confirmation
Relevant Annex:	The parties shall specify in the relevant

Confirmation whether the source of the Relevant Annex is Publisher or Confirmation Annex and shall identify the Index and the Annex Date; provided that, if the parties do not specify the source of the Relevant Annex, they shall be deemed to have specified Publisher.

If Publisher is specified in the relevant Confirmation, the Relevant Annex shall be the list for the Index with the relevant Annex Date, as published by the Index Publisher (which can be accessed currently at www.mark-it.com). **Index Publisher** means Markit Group Limited., or any replacement therefor appointed by the Index Sponsor for purposes of officially publishing the Index.

If Confirmation Annex is specified in the relevant Confirmation, the Relevant Annex shall be the list for the Index with the relevant Annex Date annexed to the relevant Confirmation, as agreed by the parties.

Annex Date: As shown in the relevant Confirmation

Index Sponsor: International Index Company Ltd., or any successor thereto

Reference Entities: Subject to Paragraph 6(d) below, each Reference Entity contained in the Index and listed in the Relevant Annex, and any Successor.

Excluded Reference Entities: As shown in the relevant Confirmation

Reference Obligation(s): The Reference Obligation(s), if any, set out opposite the relevant Reference Entity in the Relevant Annex, subject to Sections 2.2(d) and 2.30 of the Credit Derivatives Definitions and the following paragraph:

If the Index Sponsor publishes a replacement Reference Obligation for a Reference Entity or one or more Reference Obligations for a Reference Entity in connection with a Succession Event, the Calculation Agent shall select such Reference Obligation(s) as the Reference Obligation(s) hereunder for such Reference Entity rather than applying the provisions of Sections 2.2(d) or 2.30 of the Credit Derivatives Definitions.

Successors:

Section 2.2(a) of the Credit Derivatives Definitions is amended by deleting the words "for the entire Credit Derivative Transaction" from Section 2.2(a)(i) and (ii) of the Credit Derivatives Definitions and replacing them with the words "in respect of such Reference Entity" and by deleting the words "for a New Credit Derivative Transaction determined in accordance with the provisions of Section 2.2(e)" from Section 2.2(a)(iii) and (iv) of the Credit Derivatives Definitions.

Section 2.2(d)(i) of the Credit Derivatives Definitions is amended by replacing "a Credit Derivative Transaction" with "a Reference Entity"; and the last line of Section 2.2(d) of the Credit Derivatives Definitions is amended by replacing "each relevant Credit Derivative Transaction" with "each relevant Reference Entity".

Section 2.2(e) of the Credit Derivatives Definitions is deleted and replaced in its entirety by the following:

"Where, pursuant to Section 2.2(a), one or more Successors have been identified in respect of a Reference Entity that has been subject to the relevant Succession Event (the **Affected Entity**), (i) the Affected Entity will no longer be a Reference Entity for purposes of the Credit Derivative Transaction (unless it is a Successor as described in Section 2.2(e)(ii) below), (ii) each Successor will be deemed a Reference Entity for purposes of the Credit Derivative Transaction, (iii) the Reference Entity Notional Amount for each such Successor will equal the Reference Entity Notional Amount of the Affected Entity immediately prior to the application of Section 2.2 divided by the number of Successors and (iv) the Calculation Agent may make any modifications to the terms of the Credit Derivative Transaction required to preserve the economic effects of the Credit Derivative Transaction prior to the Succession Event (considered in the aggregate)."

Subject to the final paragraph of these "Successors" provisions, if a Successor is already a Reference Entity at the time Section 2.2 of the Credit Derivatives

Definitions is applied (and is not itself the Affected Entity), the Reference Entity Notional Amount with respect to such Reference Entity shall be equal to the sum of (a) the Reference Entity Notional Amount in respect of the Reference Entity immediately prior to the application of Section 2.2 of the Credit Derivatives Definitions and (b) the Reference Entity Notional Amount in respect of such Reference Entity as a result of the application of Section 2.2(e)(iii) of the Credit Derivatives Definitions (as amended hereby).

If a Successor is already a Reference Entity at the time Section 2.2 of the Credit Derivatives Definitions is applied and, as a result of the relevant Succession Event, such Reference Entity would have more than one Reference Obligation, (a) the immediately preceding paragraph shall not apply, (b) there shall be deemed to be a separate Reference Entity hereunder associated with each such Reference Obligation, (c) the Reference Entity Notional Amount of the Reference Entity that was already a Reference Entity immediately prior to the application of Section 2.2 of the Credit Derivatives Definitions shall equal the Reference Entity Notional Amount in respect of such Reference Entity immediately prior to such application, (d) the Reference Entity Notional Amount of the Successor determined by application of Section 2.2 of the Credit Derivatives Definitions shall equal the amount determined by application of Section 2.2(e)(iii) of the Credit Derivatives Definitions (as amended hereby) and (e) the Conditions to Settlement may be satisfied, and settlement with respect thereto may occur, separately for each such Reference Entity.

All Guarantees: Applicable

Reference Price: 100 per cent.

2. Initial Payment:

Initial Payment: If an Initial Payment Payer and an Initial Payment Amount are specified in the relevant Confirmation, on the date that is three Business Days following the Trade Date, the Initial Payment Payer shall pay to the other party an amount equal to the Initial

Payment Amount.

Initial Payment Payer: As shown in the relevant Confirmation

Initial Payment Amount: As shown in the relevant Confirmation

3. Fixed Payments:

Fixed Rate Payer Calculation Amount: For any Fixed Rate Payer Calculation Period, an amount determined by the Calculation Agent equal to (a) the sum of the Outstanding Swap Notional Amount as at 5:00 p.m. in the Calculation Agent City on each day in such Fixed Rate Payer Calculation Period, divided by (b) the actual number of days in such Fixed Rate Payer Calculation Period.

If an Event Determination Date and a related Calculation Date occur in the same Fixed Rate Payer Calculation Period, then for purposes of determining the Fixed Rate Payer Calculation Amount, the Outstanding Swap Notional Amount shall be deemed to have been reduced by the Incurred Loss Amount (if any) and/or the Incurred Recovery Amount (if any) with respect to such Calculation Date on the day following the relevant Event Determination Date (notwithstanding that such Incurred Loss Amount and/or Incurred Recovery Amount are in fact determined on the Calculation Date).

If an Event Determination Date and a related Calculation Date occur in different Fixed Rate Payer Calculation Periods, then for purposes of determining the Fixed Rate Payer Calculation Amount, the Outstanding Swap Notional Amount shall be deemed to have been reduced by the Incurred Loss Amount (if any) and/or the Incurred Recovery Amount (if any) with respect to such Calculation Date on the first day of the Fixed Rate Payer Calculation Period in which such Calculation Date occurs (notwithstanding that such Incurred Loss Amount and/or Incurred Recovery Amount are in fact determined on the Calculation Date).

Outstanding Swap Notional Amount:	At any time on any day, the greater of: (a) zero; and (b) the Original Notional Amount minus the sum of all Incurred Loss Amounts and all Incurred Recovery Amounts (if any) determined under the relevant Confirmation at or prior to such time.
Fixed Rate Payer Payment Dates:	Each March 20, June 20, September 20 and December 20 commencing on the Initial Fixed Rate Payer Payment Date and ending on and including the earlier to occur of the Scheduled Termination Date and the Termination Date. Section 2.10 of the Credit Derivatives Definitions is amended by deleting the last four lines thereof, beginning with ", provided".
Initial Fixed Rate Payer Payment Date:	As shown in the relevant Confirmation
Fixed Rate Payer Calculation Period:	Section 2.9 of the Credit Derivatives Definitions is amended by replacing the words "the Effective Date" with "the calendar day immediately following the Trade Date" and by replacing the words "the earlier to occur of the Scheduled Termination Date and the Event Determination Date" with "the earlier to occur of the Scheduled Termination Date and the Calculation Date on which the Outstanding Swap Notional Amount is reduced to zero". Section 5.4 of the Credit Derivatives Definitions is amended by replacing the words "the earlier to occur of the Scheduled Termination Date and the Event Determination Date" with "the earlier to occur of the Scheduled Termination Date and the Calculation Date on which the Outstanding Swap Notional Amount is reduced to zero".
Fixed Rate:	As shown in the relevant Confirmation
Fixed Rate Day Count Fraction:	Actual/360

Rebate of Fixed Amounts:	In the event that the Calculation Date for any Incurred Loss Amount (if any) and/or Incurred Recovery Amount (if any) occurs after the Fixed Rate Payer Calculation Period in which the related Event Determination Date occurs, then on the Cash Settlement Date relating thereto, Seller shall pay to Buyer an amount equal to (a) such Incurred Loss Amount (if any) plus such Incurred Recovery Amount (if any) multiplied by (b) the Fixed Rate multiplied by (c) the number of days from, and including, the day following the Event Determination Date to, but excluding, the Fixed Rate Payer Payment Date occurring on or immediately prior to such Calculation Date (or, if such Fixed Rate Payer Payment Date is the Scheduled Termination Date, to, and including, such Fixed Rate Payer Payment Date) divided by (d) 360.

4. Floating Payments:

Conditions to Settlement:	Credit Event Notice Notifying Party: Buyer or Seller Notice of Physical Settlement Notice of Publicly Available Information Applicable
Credit Events:	The following Credit Event(s) shall apply: Bankruptcy Failure to Pay Payment Requirement: USD1,000,000 Restructuring Modified Restructuring Maturity Limitation and Conditionally Transferable Obligation: Applicable, provided that Modified Restructuring Limitation and Conditionally Transferable Obligation shall not apply if the Reference Entity is specified as a "Subordinated Insurer" in the Relevant Annex Default Requirement:

USD10,000,000

Obligation(s):

Obligation Category	*Obligation Characteristics*
Borrowed Money	None

5. Settlement Terms:

Settlement Method: Physical Settlement and Cash Settlement, each as modified hereby.

Settlement Currency: EUR

Currency Amount: Section 8.9 of the Credit Derivatives Definitions is deleted and replaced in its entirety by the following:

""Currency Amount" means, whenever an amount is specified to be determined by reference to a Currency Amount, (a) where such amount is denominated in the Settlement Currency, such amount and (b) where such amount is denominated in a currency other than the Settlement Currency, such amount converted to the Settlement Currency using the Currency Rate."

Terms Relating to Physical Settlement:

Notwithstanding the provisions of the Credit Derivatives Definitions, in any Notice of Physical Settlement Buyer will specify the outstanding principal balance of each Selected Obligation, the aggregate Currency Amount of which shall be between (a) EUR 100,000 (or, if less, the Reference Entity Notional Amount) and (b) the greater of (i) the Reference Entity Notional Amount and (ii) the Maximum Deliverable Amount; provided that, for the avoidance of doubt, Buyer may not specify an outstanding principal balance of a Selected Obligation of less than the minimum denomination of that Selected Obligation.

Maximum Deliverable Amount means an amount, determined by Buyer as of the Event Determination Date to which the Maximum Deliverable Amount relates, equal to the sum of:

(a) the present value to Buyer as of such Event Determination Date of receiving an amount, calculated on a quarterly basis, on each Fixed Rate Payer Payment Date from, and including, such Event Determination Date to, and including, the Scheduled Termination Date, equal to the product of (i) the Fixed Rate, (ii) the Fixed Rate Day Count Fraction and (iii) the Relevant Calculation Amount (the **Present Value Amount**); and

(b) the Relevant Calculation Amount,

provided that Buyer shall determine the Present Value Amount in a commercially reasonable manner by reference to the relevant euro rate which appears on the Reuters page ISD5BDX2Y(or any successor page thereto) as of 11:00 a.m. (London time) on such Event Determination Date, or, in the

event that such page is not available, the relevant euro rate which appears on the Telerate page 3750 (or any successor page thereto) as of 11:00 a.m. (London time) on such Event Determination Date.

Relevant Calculation Amount means an amount equal to the lesser of (a) the Reference Entity Notional Amount and (b) the Outstanding Swap Notional Amount.

The first paragraph of Section 8.1 of the Credit Derivatives Definitions is replaced by the following: "Buyer will, subject to Sections 3.1 and 9.2(c)(ii) and regardless of whether the Aggregate Loss Amount has exceeded the Loss Threshold Amount, on or prior to the Physical Settlement Date, Deliver to Seller the Selected Obligations and Seller will, on each related Cash Settlement Date, pay to Buyer the relevant Weighted Average Final Price multiplied by the aggregate Currency Amount of the outstanding principal balance of the Selected Obligations Delivered on the related Delivery Date (the **Market Value Amount**). If Buyer Delivers a Selected Obligation in an aggregate amount greater than the relevant outstanding principal balance of such Selected Obligation as specified in the Notice of Physical Settlement, Seller shall not be required to pay the Market Value Amount (or relevant part thereof in respect of such Selected Obligation) to the extent of such excess. For purposes of the foregoing, Delivery by Buyer will be made in accordance with market practice applicable to the Selected Obligation on the Delivery Date." All references in the related provisions of the Credit Derivatives Definitions to Delivery by Buyer of Deliverable Obligations with an outstanding principal balance equal to the Physical Settlement Amount shall be construed to refer to Delivery of Selected Obligations with an outstanding principal balance equal to the outstanding principal balance of the Selected Obligations as specified in the Notice of Physical Settlement and all references in the related provisions of the Credit Derivatives Definitions to payment by Seller of the Physical Settlement Amount shall be construed to refer to payment by Seller of the relevant Market Value Amount on each related Cash Settlement Date; provided that, in the event that a Buy-in Price is determined, on the third Business Day following notice from Seller to Buyer of the Buy-in Price, Buyer will be deemed to have Delivered Selected Obligations in an amount equal to the aggregate of the outstanding principal balance of each Selected Obligation for which a Buy-in Price was determined and Seller will have no obligation to pay the related Market Value Amount on the related Cash Settlement Date.

Section 9.3 of the Credit Derivatives Definitions is amended by (a) replacing each reference therein to "Physical Settlement Amount" with the words "Market Value Amount", (b) inserting the words "on the related Cash Settlement Date" after the words "Seller shall make a payment" each time they appear in such Section and (c) deleting the last two sentences of such Section and replacing them with:

"If, following the occurrence of any such impossibility or illegality, the amount of Selected Obligations as specified in the Notice of Physical Settlement are not Delivered to Seller on or prior to the Latest Permissible Physical Settlement Date, Buyer's obligation to Deliver Selected Obligations to Seller shall cease in respect of the Selected Obligations that cannot be Delivered (the **Undeliverable Obligations**) and Seller shall have no obligation to pay any Market Value Amount in respect of such Undeliverable Obligations, and Cash Settlement pursuant to the provisions of the Confirmation shall apply provided that Buyer shall be deemed to have Delivered all Undeliverable Obligations to Seller on the first Business Day following the Latest Permissible Physical Settlement Date and Quotations shall be determined in accordance with the definition in Section 9.8(k) rather than Section 7.7 for the purposes of the application of such Cash Settlement provisions."

Section 9.9 of the Credit Derivatives Definitions is amended by deleting the last six lines of the fourth paragraph thereof, beginning with "and Seller will pay".

Physical Settlement Period:	30 Business Days
Deliverable Obligations:	Exclude Accrued Interest

Deliverable Obligation Category	*Deliverable Obligation Characteristics*
Bond or Loan	Not Subordinated Specified Currency: Standard Specified Currencies Not Contingent Assignable Loan Consent Required Loan Transferable Maximum Maturity: 30 years Not Bearer

Escrow: Applicable

Terms relating to Cash Settlement:

Valuation Date: Single Valuation Date: In respect of each Delivery Date, the third Business Day after such Delivery Date.

Valuation Time: 11:00 a.m. in the principal trading market for the relevant Selected Obligation.

Quotation Method: Bid

Quotation Amount: With respect to any Selected Obligation, the outstanding principal balance of the Selected Obligation Delivered on the related Delivery Date.

Dealers: Each dealer (other than Buyer or any Affiliate of Buyer) in obligations of the type of Obligation(s) for which Quotations or Buy-in Offers are to be obtained, selected by the Calculation Agent (or, in the case of Sections 7.7(b), 9.8(k)(ii) or 9.9 of the Credit Derivatives Definitions, the relevant party or Seller, as applicable) in good faith and in a commercially reasonable manner (without the requirement of consultation with the parties or the other party, as the case may be), provided that Seller will also be a Dealer and the Calculation Agent (or the relevant party, as applicable) will solicit Quotations

from Seller; provided that (a) any Quotation provided by Seller shall be deemed to be a firm quotation, (b) for the avoidance of doubt, Seller may take into account a variety of factors in providing the Quotation, including, without limitation, the existence of the Transaction, the Delivered Proportion and the Specified Delivery Amount and (c) Seller will not be a Dealer for purposes of determining the Final Price of any Undeliverable Obligation and for Section 9.9 of the Credit Derivatives Definitions.

Cash Settlement Date: Each date that is three Business Days after a Calculation Date.

Cash Settlement Amount: With respect to a Cash Settlement Date, the Incurred Loss Amount for the related Calculation Date.

Quotations: Exclude Accrued Interest

Valuation Method: Highest

Calculation Date: With respect to a Reference Entity (a) and a Delivery Date, the Business Day on which the Final Price can first be determined in respect of all Selected Obligations Delivered on that Delivery Date, (b) and a Buy-in Period in respect of which a Buy-in Price has been determined, the date on which Seller notifies Buyer of the Buy-in Price and (c) in respect of which a Cut-Off Date occurs, the Cut-Off Date. Where two or more of (a), (b) and/or (c) apply (or (a) or (b) apply more than once) to a single Reference Entity on a single day, such day shall be treated as two or more Calculation Dates, as the case may be, for such Reference Entity.

Calculations: If (a) any day is a Calculation Date with respect to more than one Reference Entity, or (b) two or more of (a), (b) and/or (c) of the definition of Calculation Date apply (or (a) or (b) of the definition of Calculation Date apply more than once) to a single Reference Entity on a single day, the Loss Amount, Recovery Amount, Aggregate Loss Amount, Aggregate Recovery Amount, Outstanding Swap Notional Amount, Incurred Loss Amount and Incurred Recovery Amount with respect to each Reference Entity shall be calculated in the order of delivery of the relevant Credit Event Notices or, if any of the

relevant Credit Event Notices are delivered at the same time, in a sequential order determined by the Calculation Agent.

For the avoidance of doubt, (i) with respect to the same Reference Entity, there may be more than one Calculation Date, Loss Amount, Recovery Amount, Incurred Loss Amount, Incurred Recovery Amount, Cash Settlement Amount and Cash Settlement Date and (ii) where the Currency Amount of the outstanding principal balance of any Selected Obligation actually Delivered or deemed Delivered on the relevant Delivery Date, plus the Currency Amount of the outstanding principal balance of any of the same Selected Obligation actually Delivered or deemed Delivered on any earlier date, exceeds the portion of the Specified Delivery Amount attributable to that Selected Obligation, the excess shall be ignored for the purposes of calculating the relevant Delivered Proportion, Quotation Amount and Weighted Average Final Price.

Selected Obligation: With respect to a Reference Entity, each Deliverable Obligation actually specified, or deemed specified pursuant to Section 9.10 of the Credit Derivatives Definitions, as applicable, in the related Notice of Physical Settlement.

Delivered Proportion: With respect to a Reference Entity and a Calculation Date, the aggregate Currency Amount of the outstanding principal balance of each Selected Obligation actually Delivered on the Delivery Date related to that Calculation Date, or deemed Delivered pursuant to Sections 9.3 or 9.9 of the Credit Derivatives Definitions, as applicable, divided by the Specified Delivery Amount.

Specified Delivery Amount: The aggregate Currency Amount of the outstanding principal balance of each Selected Obligation as specified in the related Notice of Physical Settlement.

Incurred Loss Amount: With respect to a Reference Entity and a Calculation Date, an amount, calculated on that Calculation Date, equal to the lowest of:

(a) the Loss Amount;

(b) the Aggregate Loss Amount

(including the related Loss Amount for that Reference Entity and Calculation Date) minus the Loss Threshold Amount (subject to a minimum of zero); and

(c) the Outstanding Swap Notional Amount (prior to any reduction thereto in respect of that Reference Entity and Calculation Date).

Loss Amount: With respect to a Reference Entity and a Calculation Date, an amount calculated on that Calculation Date equal to (a) (100 per cent. minus the Weighted Average Final Price for that Reference Entity and Calculation Date) multiplied by (b) the Reference Entity Notional Amount for that Reference Entity multiplied by (c) the Delivered Proportion for that Reference Entity and Calculation Date (subject to a minimum of zero).

Aggregate Loss Amount: At any time on any day, the aggregate of all Loss Amounts calculated hereunder with respect to all Reference Entities.

Incurred Recovery Amount: With respect to a Reference Entity and a Calculation Date, an amount, calculated on that Calculation Date, equal to the lowest of:

(a) the Recovery Amount;

(b) the Aggregate Recovery Amount (including the related Recovery Amount for that Reference Entity and Calculation Date) minus the Recovery Threshold Amount (subject to a minimum of zero); and

(c) the Outstanding Swap Notional Amount (prior to any reduction thereto in respect of that Reference Entity and Calculation Date).

Recovery Amount: With respect to a Reference Entity and a Calculation Date, an amount calculated on that Calculation Date equal to (a) the lesser of 100 per cent. and the Weighted Average Final Price for that Reference Entity and Calculation Date multiplied by (b) the Reference Entity Notional Amount for that Reference Entity multiplied by (c) the Delivered Proportion for that Reference

Entity and Calculation Date provided that in relation to any Calculation Date which is a Cut-Off Date, the Recovery Amount shall equal (i) the Reference Entity Notional Amount for that Reference Entity multiplied by (ii) the excess of 100 per cent. over the aggregate of the Delivered Proportions in respect of that Reference Entity on each preceding Calculation Date.

Aggregate Recovery Amount: At any time on any day, the aggregate of all Recovery Amounts calculated hereunder with respect to all Reference Entities.

Final Price: Notwithstanding Section 7.4 of the Credit Derivatives Definitions, (a) with respect to each Selected Obligation Delivered on a Delivery Date, the price of such Selected Obligation, expressed as a percentage, determined in accordance with the applicable Valuation Method (treating such Selected Obligation as the Reference Obligation for such purpose and for purposes of other relevant provisions of Article VII or Section 9.8 of the Credit Derivatives Definitions, as applicable) and (b) with respect to each Selected Obligation in respect of which a Buy-in Price has been determined, such Buy-in Price plus any reasonable brokerage costs incurred by Seller in connection with the purchases by it of the Relevant Bonds as part of the buy-in (expressed as a percentage of the outstanding principal balance of the Relevant Bonds).

Weighted Average Final Price: With respect to a Calculation Date and (a) a Delivery Date, the weighted average of the Final Prices determined for each Selected Obligation actually Delivered, or deemed Delivered pursuant to Section 9.3 of the Credit Derivatives Definitions, on such Delivery Date, weighted by reference to the Currency Amount of the outstanding principal balance of each such Selected Obligation actually Delivered or deemed Delivered, as appropriate, and (b) a Buy-in Period, the weighted average of the Final Prices determined for each Selected Obligation in respect of which a Buy-in Price has been determined during such Buy-in Period, weighted by reference to the Currency Amount of the outstanding principal balance of each such Selected

Obligation in respect of which a Buy-in Price has been determined.

6. **Additional Provisions:**

(a) Section 2.31 of the Credit Derivatives Definitions shall not apply.

(b) Section 3.9 of the Credit Derivatives Definitions is deleted and replaced in its entirety by the following:

"Section 3.9 Credit Event Notice After Restructuring.

(a) In the event that Restructuring is the only Credit Event specified in a Credit Event Notice, the Notifying Party shall specify the portion (an **Exercise Amount**) of the Reference Entity Notional Amount in respect of which the Conditions to Settlement are being satisfied in such Credit Event Notice. Such Exercise Amount shall be determined in the sole discretion of the Notifying Party but shall be an amount that is at least 1,000,000 units of the currency (or, if Japanese Yen, 100,000,000 units of the currency) in which the Reference Entity Notional Amount is denominated or an integral multiple thereof or the entire then outstanding Reference Entity Notional Amount. In no case may the Exercise Amount exceed the Reference Entity Notional Amount.

(b) For the purposes of Paragraph 5 (Settlement Terms) above, the Reference Entity Notional Amount of the relevant Reference Entity shall be deemed to be the Exercise Amount.

(c) In the event that the Conditions to Settlement are satisfied with respect to any Reference Entity and the Exercise Amount is less than the relevant Reference Entity Notional Amount, that Reference Entity shall continue to be a Reference Entity for the purposes of the Transaction and:

(i) shall have a Reference Entity Notional Amount equal to its Reference Entity Notional Amount immediately prior to the relevant Event Determination Date minus that Exercise Amount; and

(ii) shall have a Reference Entity Weighting equal to its Reference Entity Notional Amount (as determined pursuant to (i) above) divided by the Implicit Portfolio Size and such Reference Entity Weighting shall be applicable for all purposes (including for any provision relating to Successors); and

(iii) the Conditions to Settlement may be satisfied on one or more future occasions with respect to that Reference Entity (including without limitation, with respect to a Restructuring Credit Event in relation to which a Settlement Date has already occurred on one or more previous occasions), provided in each case that the Reference Entity Weighting of that Reference Entity prior to such satisfaction is greater than zero."

(d) Notwithstanding Section 1.7 of the Credit Derivatives Definitions or any provisions of Sections 9.9 or 9.10 of the Credit Derivatives Definitions to the contrary, but without prejudice to Section 9.3 of the Credit Derivatives Definitions, if Buyer has not Delivered Selected Obligation(s) to Seller in an amount equal to the outstanding principal balance of each Selected Obligation as specified in the Notice of Physical Settlement on or prior to the date that is 60 Business Days following the Physical Settlement Date, such 60th Business Day shall be deemed to be the **Cut-Off Date** with respect to the relevant Selected Obligation(s) (the **Affected Deliverable Obligation(s)**) unless:

(i) a valid notice of Buy-in Price has been delivered that is effective fewer than three Business Days prior to such 60th Business Day, in which case the Cut-Off Date for such Affected Deliverable Obligation(s) shall be the third Business Day following the date on which such notice is effective; or

(ii) Buyer has purchased but not Delivered on or prior to such 60th Business Day Selected Obligation(s) validly specified by Seller pursuant to Section 9.10(b), in which case the Cut-Off Date in respect of such Selected Obligation(s) shall be the tenth Business Day following the date on which Seller validly specified such Selected Obligation(s) to Buyer.

Following the occurrence of a Cut-Off Date in respect of any Selected Obligation(s), Buyer and Seller shall have no further rights or obligations with respect to Delivery in relation to such Selected Obligation(s).

(e) In the event of any inconsistency between the Relevant Annex and the Index published by the Index Sponsor, the Relevant Annex shall govern.

(f) The Relevant Annex will be deemed amended from time to time to reflect any modifications required under Section 2.2 of the Credit Derivatives Definitions (as amended hereby) and the "Reference Obligation(s)" and "Successors" provisions above.

(g) The Calculation Agent will inform the parties as soon as reasonably practicable following the determination thereof of the amount of (i) any Loss Amount or Recovery Amount in respect of a Reference Entity, irrespective of whether or not the Aggregate Loss Amount or Aggregate Recovery Amount, as applicable, is less than or equal to the Loss Threshold Amount or Recovery Threshold Amount, respectively, and (ii) any Incurred Loss Amount or Incurred Recovery Amount in respect of a Reference Entity.

(h) Where:

(i) STMicroelectronics NV is a Reference Entity;

(ii) the USD 1,217,000,000 Zero Coupon Senior Convertible Bond due 2013 issued by STMicroelectronics NV is a Selected Obligation; and

(iii) such Selected Obligation is not immediately due and payable as of the relevant Delivery Date,

the outstanding principal balance of such Selected Obligation shall be deemed to be the amount payable on the scheduled maturity date of such Selected Obligation.

(i) Each party shall be deemed, as of the Trade Date:

(A) to represent to the other party that it is entering into the Transaction for investment, financial intermediation, hedging or other commercial purposes; and

(B) to agree with the other party that, so long as either party has or may have any obligation to the other party under the Transaction:

(1) Non-reliance

It is acting for its own account, and it has made its own independent decisions to enter into the Transaction and as to whether such Transaction is

appropriate or proper for it based upon its own judgement and upon advice from such advisors as it has deemed necessary. It is not relying on any communication (written or oral) of the other party as investment advice or as a recommendation to enter into such Transaction; it being understood that information and explanations related to the terms and conditions of such Transaction shall not be considered investment advice or a recommendation to enter into such Transaction. It has not received from the other party any assurance or guarantee as to the expected results of such Transaction.

(2) Evaluation and understanding

It is capable of evaluating and understanding (on its own behalf or through independent professional advice), and understands and accepts, the terms, conditions and risks of the Transaction. It is also capable of assuming, and assumes, the financial and other risks of such Transaction.

(3) Status of parties

The other party is not acting as a fiduciary or an advisor for it in respect of the Transaction.

iTraxx® is a registered trade mark of International Index Company Limited.

iTraxx® is a trade mark of International Index Company Limited and has been licensed for the use by Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. International Index Company Limited does not approve, endorse or recommend Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. or iTraxx® derivatives products.

iTraxx® derivatives products are derived from a source considered reliable, but neither International Index Company Limited nor any of its employees, suppliers, subcontractors and agents (together **iTraxx Associates**) guarantees the veracity, completeness or accuracy of iTraxx® derivatives products or other information furnished in connection with iTraxx® derivatives products. No representation, warranty or condition, express or implied, statutory or otherwise, as to condition, satisfactory quality, performance, or fitness for purpose are given or assumed by International Index Company Limited or any of the iTraxx Associates in respect of iTraxx® derivatives products or any data included in such iTraxx® derivatives products or the use by any person or entity of iTraxx® derivatives products or that data and all those representations, warranties and conditions are excluded save to the extent that such exclusion is prohibited by law.

None of International Index Company Limited nor any of the iTraxx Associates shall have any liability or responsibility to any person or entity for any loss, damages, costs, charges, expenses or other liabilities whether caused by the negligence of International Index Company Limited or any of the iTraxx Associates or otherwise, arising in connection with the use of iTraxx® derivatives products or the iTraxx indices.

PART IV - INFORMATION RELATING TO THE EUROSTAT EUROZONE HARMONISED INDEX OF CONSUMER PRICES (EXCLUDING TOBACCO) UNREVISED SERIES NSA

1. Index Delays and Disruption Events

Condition 9 (with the exception of Condition 9(a)) shall not apply to the Notes.

1.1 Delay of Publication

(a) If any level of the Index which is relevant to the calculation of a payment under the Notes (a **"Relevant Level"**) has not been published or announced by the day that is five Business Days prior to the next Specified Interest Payment Date, the Calculation Agent shall determine a Substitute Index Level (in place of such Relevant Level) by using the following methodology:

(i) If applicable, the Calculation Agent will take the same action to determine the Substitute Index Level for the relevant Interest Period as that taken by the Calculation Agent pursuant to the terms and conditions of the Related Bond;

(ii) If (i) does not result in a Substitute Index Level for the Relevant Specified Interest Payment Date for any reason, then the Calculation Agent shall determine the Substitute Index Level as follows:

Substitute Index Level = Base Level x (Latest Level/Reference Level)

Where:

"Base Level" means the level of the Index (excluding any "flash" estimates) published or announced by the Sponsor in respect of the month which is 12 calendar months prior to the month for which the Substitute Index Level is being determined.

"Latest Level" means the latest level of the Index (excluding any "flash" estimates) published or announced by the Sponsor prior to the month in respect of which the Substitute Index Level is being calculated.

"Reference Level" means the level of the Index (excluding any "flash" estimates) published or announced by the Sponsor in respect of the month that is 12 calendar months prior to the month referred to in "Latest Level" above.

"Related Bond" means a bond selected by the Calculation Agent and issued by the government of the country to whose level of inflation the relevant Index relates and which pays a coupon or redemption amount which is calculated by reference to the Index, with a maturity date which falls on (a) the same day as the Scheduled Maturity Date, (b) the next longest maturity after the Scheduled Maturity Date if there is no such bond maturing on the Scheduled Maturity Date, or (c) the next shortest maturity before the Scheduled Maturity Date if no bond defined in (a) or (b) is selected by the Calculation Agent. If the Index relates to the level of inflation across the European Monetary Union, the Calculation Agent will select an inflation-linked bond that is a debt obligation of one of the governments (but not any government agency) of France, Italy, Germany or Spain and which pays a coupon or redemption amount which is calculated by reference to the level of inflation in the European Monetary Union. In each case, the Calculation Agent will select the Related Bond from those inflation-linked bonds issued on or before the Issue Date and, if there is more than one inflation-linked bond maturing on the same date, the Related Bond shall be selected by the Calculation Agent from those bonds. If the Related Bond redeems the Calculation Agent

will select a new Related Bond on the same basis, but selected from all eligible bonds in issue at the time the original Related Bond redeems (including any bond for which the redeemed bond is exchanged).

(b) If a Relevant Level is published or announced at any time after the day that is five Business Days prior to the next Specified Interest Payment Date, such Relevant Level will not be used in any calculations. The Substitute Index Level so determined pursuant to this provision will be the definitive level for the relevant month.

1.2 Cessation of Publication

If a level for the Index has not been published or announced for two consecutive months or the Sponsor announces that it will no longer continue to publish or announce the Index then the Calculation Agent shall determine a successor index (in lieu of any previously applicable Index) for the purposes of the Notes by using the following methodology:

(a) If at any time a successor index has been designated by the Calculation Agent pursuant to the terms and conditions of the Related Bond, such successor index shall be designated a **"Successor Index"** for the purposes of all subsequent Specified Interest Payment Dates in relation to the Notes, notwithstanding that any other Successor Index may previously have been determined pursuant to sub-paragraphs (b), (c) or (d) below; or

(b) If a Successor Index has not been determined under (a) above and a notice has been given or an announcement has been made by the Sponsor, specifying that the Index will be superseded by a replacement Index specified by the Sponsor, and the Calculation Agent determines that such replacement index is calculated using the same or substantially similar formula or method of calculation as used in the calculation of the previously applicable Index, such replacement index shall be the relevant Index for purposes of the Notes from the date that such replacement Index comes into effect; or

(c) If a Successor Index has not been determined under (a) or (b) above the Calculation Agent shall ask five leading independent dealers to state what the replacement index for the Index should be. If between four and five responses are received, and of those four or five responses, three or more leading independent dealers state the same index, this index will be deemed the **"Successor Index"**. If three responses are received, and two or more leading independent dealers state the same index, this index will be deemed the **"Successor Index"**. If fewer than three responses are received, the Calculation Agent will proceed to subsection (d) hereof; or

(d) If no Successor Index has been deemed under (a), (b) or (c) above by the fifth Business Day prior to the next Specified Interest Payment Date the Calculation Agent will determine an appropriate alternative index for such affected Specified Interest Payment Date, and such index will be deemed a **"Successor Index"** in accordance with Condition 9(a).

1.3 Rebasing of an Index

If the Calculation Agent determines that the Index has been or will be rebased at any time, the Index as so rebased (the **"Rebased Index"**) will be used for purposes of determining the level of the Index from the date of such rebasing; provided, however, that the Calculation Agent shall make such adjustments as are made by the Calculation Agent pursuant to the terms and conditions of the Related Bond, if any, to the levels of the Rebased Index so that the Rebased Index levels reflect the same rate of inflation as the Index before it was rebased. If there is no Related Bond, the Calculation Agent shall make adjustments to the levels of the Rebased Index so that the Rebased Index levels reflect the same rate of inflation as the Index before it was rebased. Any such rebasing shall not affect any prior payments made under the Notes.

1.4 Material Modification prior to Specified Interest Payment Date

If, on or prior to the day that is five Business Days before a Specified Interest Payment Date, the Sponsor announces that it will make a material change to the Index then the Calculation Agent shall make any such adjustments to the Index consistent with adjustments made to the Related Bond, or, if there is no Related Bond, only those adjustments necessary for the modified Index to continue as the Index.

1.5 Manifest Error in Publication

If, in respect of an Interest Period, by the thirtieth day following publication or, if earlier, the day falling two Business Days prior to the Relevant Specified Interest Payment Date, the Calculation Agent determines that the Sponsor has made a correction to the level of the Index relevant to the determination of the Rate of Interest in respect of such Interest Period in order to remedy a manifest error in its original publication (the "**Corrected Level**"), the Calculation Agent will use such Corrected Level to determine the relevant Rate of Interest.

ANNEX

PART I - INFORMATION ON THE iTRAXX® EUROPE INDEX

The information contained herein with regard to the iTraxx® Europe index consists of extracts from or summaries of information contained in publicly available sources and information provided to the Arranger under licence. The Issuer confirms that such information has been accurately reproduced and that, so far as it is aware, and is able to ascertain from information published by such sources, no facts have been omitted which would render the reproduced information inaccurate or misleading.

General

iTraxx® credit default swap ("**CDS**") indices were launched in 2004, in conjunction with a consortium of leading global investment banks and are the result of the merger of the iBoxx Limited and DJ TRAC-X credit derivative index products. International Index Company (the "**Index Sponsor**") was created at the time of such merger to manage and administer the combined index offerings.

iTraxx® Europe Index

The iTraxx® Europe index consists of a static portfolio of 125 equally weighted credit default swaps on European entities and is administered by the Index Sponsor. A new series of iTraxx® Europe is issued every six months. Information regarding the iTraxx® Europe index is available from www.itraxx.com.

The composition of the iTraxx® Europe Series 6 index on 20 September 2006 is set out in Part II to this Annex. Prospective purchasers of the Notes should note that the composition of the iTraxx® Europe Series 6 index specified in Part II is not intended to reflect the composition of the iTraxx® Europe index after such date. The composition of the iTraxx® Europe index will change from time to time as described below. It should be noted that the Default Swap as described in Part II relates to the iTraxx® Europe Series 6 index only and not any other iTraxx® Europe index published in the past or future.

There are more than 20 licensed market makers for the iTraxx® indices.

Construction of the iTraxx® Europe index

- Construction of the iTraxx® Europe index is effected by a dealer poll administered [illegible] Index Sponsor.
- Each market maker submits a list of names based on the following criteria:
  - incorporated in Europe;
  - those names with the highest CDS trading volume, as measured over the previous six months;
  - volumes for financial names are derived from Subordinated (Lower Tier 2) transactions; and
  - exclude all internal transactions from the volume statistics.
- Volumes for names which fall under the same Bloomberg Corporate Ticker (the "Ticker" as specified in Part II), but trade separately in the CDS market, are summed to arrive at an overall volume for each issuer.

- The list is ranked according to trading volumes, i.e. the issuer with the highest trading volume first, and identified by their Bloomberg Corporate Ticker only.

- the Index Sponsor collates all submitted lists and removes any names rated Baa3/BBB- and with negative outlook.

- Each issuer is assigned an appropriate Industry Classification Benchmark (ICB) sector.

- Each ICB sector is then mapped to an iTraxx® sector and each issuer ranked within its sector by averaging the liquidity ranking of the market makers.

- The final portfolio comprises 125 issuers, and is constructed by selecting the highest ranking issuers in each sector below:

  - 25 Financials (Senior & Subordinated);
  - 20 Energy;
  - 20 Industrial;
  - 20 Telecommunications, Media and Technology;
  - 15 Consumer cyclical;
  - 15 Consumer non-cyclical;
  - 10 Autos and Auto parts.

- Each name is weighted equally in the index; and

- For each issuer (Bloomberg Corporate Ticker) the most liquid CDS reference entity is assigned.

For further information please visit www.itraxx.com.

Source: www.itraxx.com

iTraxx® is a trade mark of the Index Sponsor and is licensed for use by Rabobank International. The Index Sponsor does not approve, endorse or recommend Rabobank International or any securities linked to the performance of the iTraxx® Europe index (the "**iTraxx® Linked Securities**").

Any iTraxx® Linked Securities are derived from a source considered reliable, but neither the Index Sponsor nor any of their respective employees, suppliers, subcontractors and agents (together the "**ICC Associates**") guarantees the veracity, completeness or accuracy of such iTraxx® Linked Securities or other information furnished in connection with such iTraxx® Linked Securities. No representation, warranty or condition, expressed or implied, statutory or otherwise, as to condition, satisfactory quality, performance, or fitness for purpose is given or assumed by the Index Sponsor or any of the ICC Associates in respect of such iTraxx® Linked Securities or any data included in them or the use of any person or entity of the iTraxx® Linked Securities or that data and all those representations, warranties and conditions are excluded save tAthe extent that such exclusion is prohibited by law.

Neither the Index Sponsor nor any of the ICC Associates shall have any liability or responsibility to any person or entity for any loss, damages, costs, charges, expenses or other liabilities whether caused by the negligence or wilful default of the Index Sponsor or any of the ICC Associates or otherwise, arising in connection with the use of the iTraxx® Linked Securities or the iTraxx®® indices.

NEITHER THE INDEX SPONSOR NOR ANY AFFILIATE OF THE INDEX SPONSOR NOR ANY OTHER PARTY CONNECTED WITH THE DEVELOPMENT OR CALCULATION OF ITRAXX® INDEXES (COLLECTIVELY THE INDEX PARTIES) IS A PARTY TO THIS TRANSACTION UNLESS EXPRESSLY NAMED AS A PARTY. NONE OF THE INDEX PARTIES MAKES ANY REPRESENTATION OR WARRANTY, EXPRESS OR IMPLIED, TO THE PARTIES TO THIS FINANCIAL PRODUCT OR ANY MEMBER OF THE PUBLIC REGARDING THE ADVISABILITY OF TRANSACTING OR INVESTING IN FINANCIAL PRODUCTS GENERALLY OR IN THIS FINANCIAL PRODUCT PARTICULARLY. THE FINANCIAL PRODUCT IS NOT SPONSORED, ENDORSED, SOLD OR PROMOTED BY THE INDEX SPONSOR. NONE OF THE INDEX PARTIES GUARANTEES THE ACCURACY AND/OR THE COMPLETENESS OF THE ITRAXX® INDEXES OR ANY DATA RELATED THERETO AND NONE OF THE INDEX PARTIES SHALL HAVE ANY LIABILITY FOR ANY ERRORS, OMISSIONS, OR INTERRUPTIONS THEREIN. NONE OF THE INDEX PARTIES MAKES ANY WARRANTY, EXPRESS OR IMPLIED, AS TO RESULTS TO BE OBTAINED BY PARTIES TO THIS FINANCIAL PRODUCT, OR ANY OTHER PERSON OR ENTITY FROM THE USE OF THE ITRAXX® INDEX OR ANY DATA RELATED THERETO. EACH OF THE INDEX PARTIES HEREBY EXPRESSLY DISCLAIMS ALL WARRANTIES OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE, WITH RESPECT TO THIS FINANCIAL PRODUCT AND THE ITRAXX® INDICES REFERENCED BY THIS FINANCIAL PRODUCT. WITHOUT LIMITING ANY OF THE FOREGOING, NONE OF THE INDEX PARTIES HAS ANY OBLIGATION OR LIABILITY FOR ANY DIRECT, INDIRECT, SPECIAL, PUNITIVE, CONSEQUENTIAL OR ANY OTHER DAMAGES (INCLUDING LOST PROFITS) EVEN IF NOTIFIED OF THE POSSIBILITY OF SUCH DAMAGES TO THE PARTIES TO THIS TRANSACTION. THERE ARE NO THIRD PARTY BENEFICIARIES OF ANY AGREEMENTS OR ARRANGEMENTS BETWEEN THE INDEX SPONSOR AND THE PARTY LICENSING THE ITRAXX® INDEX FOR USE AS THE BASIS OF A FINANCIAL PRODUCT.

PART II - PORTFOLIO OF REFERENCE ENTITIES COMPRISING THE iTRAXX® EUROPE SERIES 6 INDEX

The composition of the iTraxx® Europe Series 6 index on 20 September 2006 is set out on the following pages of this Supplement. Prospective purchasers of the Notes should note that the composition of the iTraxx® Europe Series 6 index specified on such pages is not intended to reflect the composition of the iTraxx® Europe index at any time after such date. The composition of the iTraxx® Europe index will change from time to time; however the iTraxx® Europe Series 6 index will not be undergoing the recomposition process in March and September of each year. The information as to the composition of the iTraxx® Europe index is provided by the index Sponsor.

The table below shows the composition as of 20 September 2006 (iTraxx® Europe Series 6) including the relevant Seniority, Weight and Ticker for each Reference Entity.

1	AAB	ABN Amro Bank NV	SNRFOR	0.80%
2	AEGON	Aegon NV	SNRFOR	0.80%
3	ALZ	Allianz Aktiengesellschaft	SNRFOR	0.80%
4	ASSGEN	Assicurazioni Generali SPA	SNRFOR	0.80%
5	AVLN	Aviva PLC	SNRFOR	0.80%
6	AXASA	AXA	SNRFOR	0.80%
7	BAVB	Banca Intesa SPA	SNRFOR	0.80%
8	MONTE	Banca Monte dei Paschi di Siena SPA	SNRFOR	0.80%
9	BPIIM	Banca Popolare Italiana - Banca Popolare di Lodi – SC	SNRFOR	0.80%
10	BBVASM	Banco Bilbao Vizcaya Argentaria SA	SNRFOR	0.80%
11	BCPN	Banco Comercial Portugues SA	SNRFOR	0.80%
12	ESPSAN	Banco Espirito Santo SA	SNRFOR	0.80%
13	SANTAN	Banco Santander Central Hispano SA	SNRFOR	0.80%
14	BACR	Barclays Bank PLC	SNRFOR	0.80%
15	CAPIM	Capitalia SPA	SNRFOR	0.80%
16	CMZB	Commerzbank AG	SNRFOR	0.80%
17	DB	Deutsche Bank AG	SNRFOR	0.80%
18	HANRUE	Hannover Rueckversicherung AG	SNRFOR	0.80%
19	MUNRE	Muenchener Rueck AG	SNRFOR	0.80%
20	RSA	Royal & Sun Alliance Insurance PLC	SNRFOR	0.80%
21	IB[illegible]	Sanpaolo Imi SPA	SNRFOR	0.80%
22	SCHREI	Swiss Reinsurance Company	SNRFOR	0.80%
23	RBS	The Royal Bank of Scotland PLC	SNRFOR	0.80%
24	CRDIT	Unicredito Italiano SPA	SNRFOR	0.80%
25	ZURNVX	Zurich Insurance Company	SNRFOR	0.80%
26	VLVY	Aktiebolaget Volvo	SNRFOR	0.80%
27	BMW	Bayerische Motoren Werke AG	SNRFOR	0.80%
28	MICH	Compagnie Financiere Michelin	SNRFOR	0.80%
29	CONTI	Continental AG	SNRFOR	0.80%
30	DCX	DaimlerChrysler AG	SNRFOR	0.80%
31	GKNLN	GKN Holdings PLC	SNRFOR	0.80%

No	Ticker	REFERENCE ENTITY	Seniority	Weight
32	PEUGOT	Peugeot SA	SNRFOR	0.80%
33	RENAUL	Renault	SNRFOR	0.80%
34	VLOF	Valeo	SNRFOR	0.80%
35	VW	Volkswagen AG	SNRFOR	0.80%
36	ACCOR	Accor	SNRFOR	0.80%
37	ELTLX	Aktiebolaget Electrolux	SNRFOR	0.80%
38	ABLN	Alliance Boots PLC	SNRFOR	0.80%
39	ALTSM	Altadis SA	SNRFOR	0.80%
40	BATSLN	British American Tobacco PLC	SNRFOR	0.80%
41	CBRY	Cadbury Schweppes PLC	SNRFOR	0.80%
42	CARR	Carrefour	SNRFOR	0.80%
43	COFP	Casino Guichard-Perrachon	SNRFOR	0.80%
44	CPGLN	Compass Group PLC	SNRFOR	0.80%
45	LUFTHA	Deutsche Lufthansa AG	SNRFOR	0.80%
46	DIAG	Diageo PLC	SNRFOR	0.80%
47	DSGILN	DSG International PLC	SNRFOR	0.80%
48	GLHLN	Gallaher Group PLC	SNRFOR	0.80%
49	AUCHAN	Groupe Auchan	SNRFOR	0.80%
50	GUSLN	GUS PLC	SNRFOR	0.80%
51	HENKEL	Henkel KGaA	SNRFOR	0.80%
52	IMPTOB	Imperial Tobacco Group PLC	SNRFOR	0.80%
53	KINGFI	Kingfisher PLC	SNRFOR	0.80%
54	PHG	Koninklijke Philips Electronics NV	SNRFOR	0.80%
55	MOET	LVMH Moet Hennessy Louis Vuitton	SNRFOR	0.80%
56	MKS	Marks and Spencer PLC	SNRFOR	0.80%
57	METFNL	Metro AG	SNRFOR	0.80%
58	PRTP	PPR	SNRFOR	0.80%
59	MRWLN	Safeway Ltd	SNRFOR	0.80%
60	EXHO	Sodexho Alliance	SNRFOR	0.80%
61	SCACAP	Svenska Cellulosa Aktiebolaget SCA	SNRFOR	0.80%
62	TATELN	Tate & Lyle PLC	SNRFOR	0.80%
63	TSCO	Tesco PLC	SNRFOR	0.80%
64	TMMFP	Thomson	SNRFOR	0.80%
65	ULVR	Unilever NV	SNRFOR	0.80%
66	CENTRI	Centrica Plc	SNRFOR	0.80%
67	EOAGR	E.ON AG	SNRFOR	0.80%
68	EDNIM	Edison SPA	SNRFOR	0.80%
69	EDF	Electricite de France	SNRFOR	0.80%
70	ELESM	Endesa SA	SNRFOR	0.80%
71	ENEL	Enel SPA	SNRFOR	0.80%
72	ELEPOR	Energias de Portugal SA	SNRFOR	0.80%
73	ENBW	Energie Baden-Wuerttemberg AG	SNRFOR	0.80%
74	FRTUM	Fortum Oyj	SNRFOR	0.80%
75	GASSM	Gas Natural SDG SA	SNRFOR	0.80%
76	GAZDF	GAZ de France	SNRFOR	0.80%
77	IBERDU	Iberdrola SA	SNRFOR	0.80%
78	NGGLN	National Grid PLC	SNRFOR	0.80%

79	REPSM	Repsol YPF SA	SNRFOR	0.80%
80	RWE	RWE AG	SNRFOR	0.80%
81	LYOE	SUEZ	SNRFOR	0.80%
82	UNFSM	Union Fenosa SA	SNRFOR	0.80%
83	UU	United Utilities PLC	SNRFOR	0.80%
84	VATFAL	Vattenfall Aktiebolag	SNRFOR	0.80%
85	VIEFP	Veolia Environnement	SNRFOR	0.80%
86	ADO	Adecco SA	SNRFOR	0.80%
87	AKZO	AKZO Nobel NV	SNRFOR	0.80%
88	LORFP	Arcelor Finance	SNRFOR	0.80%
89	BAPLC	BAE Systems PLC	SNRFOR	0.80%
90	BYIF	Bayer AG	SNRFOR	0.80%
91	CIBASC	Ciba Specialty Chemicals Holding Inc.	SNRFOR	0.80%
92	SGOFP	Compagnie de Saint-Gobain	SNRFOR	0.80%
93	EADFP	European Aeronautic Defence and Space Company EADS N.V.	SNRFOR	0.80%
94	GLENCR	Glencore International AG	SNRFOR	0.80%
95	ICI	Imperial Chemical Industries PLC	SNRFOR	0.80%
96	DSM	Koninklijke DSM N.V.	SNRFOR	0.80%
97	LAFCP	Lafarge	SNRFOR	0.80%
98	LINDE	Linde AG	SNRFOR	0.80%
99	RENTKL	Rentokil Initial PLC	SNRFOR	0.80%
100	SANFP	Sanofi-Aventis	SNRFOR	0.80%
101	SIEM	Siemens AG	SNRFOR	0.80%
102	SOLBBB	Solvay	SNRFOR	0.80%
103	STORA	Stora Enso Oyj	SNRFOR	0.80%
104	TKAGR	ThyssenKrupp AG	SNRFOR	0.80%
105	UPMKYM	UPM-Kymmene Oyj	SNRFOR	0.80%
106	BERTEL	Bertelsmann AG	SNRFOR	0.80%
107	BRITEL	British Telecommunications PLC	SNRFOR	0.80%
108	DT	Deutsche Telekom AG	SNRFOR	0.80%
109	FRTEL	France Telecom	SNRFOR	0.80%
110	OTE	Hellenic Telecommunications Organisation SA	SNRFOR	0.80%
111	ITVLN	ITV PLC	SNRFOR	0.80%
112	KPN	Koninklijke KPN NV	SNRFOR	0.80%
113	NOKIA	Nokia Oyj	SNRFOR	0.80%
114	PSON	Pearson PLC	SNRFOR	0.80%
115	REEDLN	Reed Elsevier PLC	SNRFOR	0.80%
116	RTRGRP	Reuters Group PLC	SNRFOR	0.80%
117	TITIM	Telecom Italia SPA	SNRFOR	0.80%
118	TELEFO	Telefonica SA	SNRFOR	0.80%
119	TKA	Telekom Austria Aktiengesellschaft	SNRFOR	0.80%
120	TELNOR	Telenor ASA	SNRFOR	0.80%
121	TLIASS	TeliaSonera Aktiebolag	SNRFOR	0.80%
122	VIVFP	Vivendi	SNRFOR	0.80%
123	VOD	Vodafone Group PLC	SNRFOR	0.80%
124	WOLKLU	Wolters Kluwer NV	SNRFOR	0.80%
125	WPPLN	WPP 2005 Ltd	SNRFOR	0.80%

EXECUTION COPY

Final Terms

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND)
(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND) AUSTRALIA BRANCH
(Australian Business Number 70 003 917 655)
(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND) SINGAPORE BRANCH
(Singapore Company Registration Number F03634W)
(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

Euro 80,000,000,000
Global Medium-Term Note Programme
Due from seven days to perpetuity

SERIES NO: 1643A

TRANCHE NO.: 1

EUR 2,000,000,000 3.750 per cent. Fixed Rate Notes 2006 due 15 September 2009

Issue Price: 99.880 per cent.

Barclays Capital **Morgan Stanley**
Rabobank International

The date of these Final Terms is 13 September 2006

PART A – CONTRACTUAL TERMS

Terms used herein shall be deemed to be defined as such for the purposes of the Conditions set forth in the Offering Circular (the "**Offering Circular**") dated May 31, 2006 which constitutes a base prospectus for the purposes of the Prospectus Directive (Directive 2003/71/EC) (the "**Prospectus Directive**"). This document constitutes the Final Terms of the Notes described herein for the purposes of Article 5.4 of the Prospectus Directive and must be read in conjunction with the Offering Circular. Full information on the Issuer and the offer of the Notes is only available on the basis of the combination of these Final Terms and the Offering Circular. The Notes will be issued on the terms of these Final Terms read together with the Offering Circular. The Issuer accepts responsibility for the information contained in these Final Terms which, when read together with the Offering Circular, contains all information that is material in the context of the issue of the Notes. The Offering Circular is available for viewing at, and copies may be obtained from, Rabobank Nederland at Croeselaan 18, 3521 CB Utrecht, the Netherlands and the principal office in England of the Arranger and of the Paying Agent in Luxembourg and Amsterdam and www.bourse.lu.

1	Issuer:		Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland)
2	(i)	Series Number:	1643A
	(ii)	Tranche Number:	1
3	Specified Currency or Currencies:		Euro ("**EUR**")
4	Aggregate Nominal Amount:		
	(i)	Series:	EUR 2,000,000,000
	(ii)	Tranche:	EUR 2,000,000,000
5	Issue Price:		99.880 per cent. of the Aggregate Nominal Amount
6	Specified Denominations:		EUR 1,000
7	(i)	Issue Date:	15 September 2006
	(ii)	Interest Commencement Date (if different from the Issue Date):	Not Applicable
8	Maturity Date:		15 September 2009
9	Domestic Note: (if Domestic Note, there will be no gross-up for withholding tax):		No
10	Interest Basis:		3.750 per cent. Fixed Rate
11	Redemption/Payment Basis:		Redemption at par
12	Change of Interest or Redemption/ Payment Basis:		Not Applicable
13	Put/Call Options:		Not Applicable
14	(i)	Status of the Notes:	Senior

	(ii) Date approval for issuance of Notes obtained:	Not Applicable
15	Method of distribution:	Syndicated

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

16	**Fixed Rate Note Provisions**	Applicable
	(i) Rate of Interest:	3.750 per cent. per annum payable annually in arrear
	(ii) Interest Payment Date(s):	15 September in each year commencing on 15 September 2007 and ending on the Maturity Date, adjusted in accordance with Condition 10(h)(A)
	(iii) Fixed Coupon Amount(s):	EUR 37.50 per EUR 1,000 in nominal amount
	(iv) Broken Amount:	Not Applicable
	(v) Day Count Fraction (Condition 1(a)):	Actual/Actual-ICMA (unadjusted)
	(vi) Determination Date(s) (Condition 1(a)):	Not Applicable
	(vii) Other terms relating to the method of calculating interest for Fixed Rate Notes:	Not Applicable
17	**Floating Rate Provisions**	Not Applicable
18	**Zero Coupon Note Provisions**	Not Applicable
19	**Index Linked Interest Note Provisions**	Not Applicable
20	**Equity Linked Interest Note Provisions**	Not Applicable
21	**Dual Currency Note Provisions**	Not Applicable

PROVISIONS RELATING TO REDEMPTION

22	**Call Option**	Not Applicable
23	**Put Option**	Not Applicable
24	**Final Redemption Amount (all Notes except Equity Linked Redemption Notes and Index Linked Redemption Notes) of Each Note**	EUR 1,000 per Note of EUR 1,000 Specified Denomination
25	**Final Redemption Amount (Equity Linked Redemption Notes)**	Not Applicable
26	**Final Redemption Amount (Index Linked Redemption Notes)**	Not Applicable
27	**Early Redemption Amount**	
	(i) Early Redemption Amount(s) of each	

	Note payable on redemption for taxation reasons (Condition 7(c)) or an event of default (Condition 13) and/or the method of calculating the same (if required or if different from that set out in the Conditions):	As set out in the Conditions
(ii)	Redemption for taxation reasons permitted on days other than Interest Payment Dates (Condition 7(c)):	Yes
(iii)	Unmatured Coupons to become void upon early redemption (Bearer Notes only) (Condition 10(f)):	Yes
(iv)	Early Redemption Amount of each Note payable on redemption pursuant to Condition 7(g):	Not Applicable

GENERAL PROVISIONS APPLICABLE TO THE NOTES

28	**Form of Notes**	Bearer Notes Temporary Global Note exchangeable for a permanent Global Note which is exchangeable for Definitive Notes in the limited circumstances specified in the permanent Global Note
29	Financial Centre(s) (Condition 10(h)) or other special provisions relating to payment dates:	London and TARGET, subject to Condition 10(h)(A)
30	Talons for future Coupons or Receipts to be attached to Definitive Notes (and dates on which such Talons mature):	No
31	Details relating to Partly Paid Notes: amount of each payment comprising the Issue Price and date on which each payment is to be made and consequences (if any) of failure to pay, including any right of the Issuer to forfeit the Notes and interest due on late payment:	Not Applicable
32	Details relating to Instalment Notes: Amount of each instalment, date on which each payment is to be made:	Not Applicable
33	Redenomination, renominalisation and reconventioning provisions:	Not Applicable
34	Consolidation provisions:	Not Applicable

35	Other terms or special conditions:		So long as the Notes are represented by a permanent Global Note and the permanent Global Note is held on behalf of Euroclear, Clearstream, Luxembourg or any other clearing system, notwithstanding Condition 17, notices to Noteholders may be given by delivery of the relevant notice to that clearing system for communication by it to entitled accountholders. Any notice thus delivered to that clearing system shall be deemed to have been given to the Noteholders on the day on which that notice is delivered to the clearing system.

DISTRIBUTION

36	(i)	If syndicated, names and addresses of Managers:	**Barclays Bank PLC** 5 The North Colonnade Canary Wharf London E14 4BB United Kingdom **Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank International)** Croeselaan 18 3521 CB Utrecht The Netherlands **Morgan Stanley & Co. International Limited** 25 Cabot Square Canary Wharf London E14 4QA United Kingdom
	(ii)	Stabilising Manager(s) (if any):	Barclays Bank PLC
	(iii)	Dealers' Commission:	0.042 per cent. of the Aggregate Nominal Amount
37	If non-syndicated, name and address of Dealer:		Not Applicable
38	Applicable TEFRA exemption:		D Rules
39	Additional selling restrictions:		Not Applicable
40	Subscription period:		Not Applicable

GENERAL

41	Additional steps that may only be taken following approval by an Extraordinary Resolution in accordance with Condition 14(a):	Not Applicable
42	The aggregate principal amount of Notes issued has been translated into Euro at the rate of Euro, producing a sum of (for Notes not denominated in Euro):	Not Applicable
43	In the case of Notes listed on Eurolist by Euronext Amsterdam N.V.:	Applicable
	(i) Numbering and letters:	Not Applicable
	(ii) Amsterdam Listing Agent:	Rabobank Nederland or Coöperatieve Centrale Raffeisen-Boerenleenbank B.A. (Rabo Securities)
	(iii) Amsterdam Paying Agent:	Coöperatieve Centrale Raffeisen-Boerenleenbank B.A. (Rabo Securities)

LISTING AND ADMISSION TO TRADING APPLICATION

These Final Terms comprise the final terms required to list and have admitted to trading the issue of Notes described herein pursuant to the Euro 80,000,000,000 Global Medium Term Note Programme of Rabobank Nederland.

RESPONSIBILITY

The Issuer accepts responsibility for the information contained in these Final Terms.

Signed on behalf of the Issuer:

By: 

Duly authorised

PART B – OTHER INFORMATION

1 Listing

(i)	Listing:	Euronext Amsterdam
(ii)	Admission to Trading:	Application has been made for the Notes to be admitted to trading on Eurolist by Euronext Amsterdam with effect from 15 September 2006
(iii)	Estimate of total expenses related to admission to trading:	EUR 10,000

2 Ratings

Rating: The Notes to be issued have been rated:

S&P: AAA

Moody's: Aaa

Fitch Ratings Ltd.: AA+

As defined by Moody's an Aaa rating means that the Notes are judged to be of the highest quality, with minimal credit risk. As defined by S&P, an AAA rating means that the Notes has the highest rating assigned by S&P and that the Issuer's capacity to meet its financial commitment on the obligation is extremely strong. As defined by Fitch an AA+ rating means that the Notes are judged to be of a very high credit quality and denote expectations of low credit risk. It indicates very strong capacity for payment of financial commitments and is not significantly vulnerable to foreseeable events.

3 Notification

The Netherlands Authority for the Financial Markets *(Autoriteit Financiële Markten)* has been requested to provide each of the *Commission bancaire, financiére et des assurances (CBFA)* in Belgium, *Epitroph Kefalaiagoras* in Greece, *Comisiòn Nacional del Mercado de Valores (CNMV)* in Spain, *Autorité des marchés finaçiers (AMF)* in France, Irish Financial Regulatory Authority in Ireland, *Commissione Nazionale per le Società e la Borsa (CONSOB)* in Italy, *Kredittilsynet* in Norway, Financial Market Authority (FMA) in Austria *Rahoitustarkastus* in Finland, *Finansinspektionen* in Sweden, Financial Services Authority (FSA) in United Kingdom, *Commission de surveillance du secteur financier* in Luxembourg and the *Bundesanstalt für Finanzdienstleistungsaufsicht (BaFin)* in Germany with a certificate of approval attesting that the Offering Circular has been drawn up in accordance with the Prospectus Directive.

Notwithstanding the foregoing, no offer of Notes to the public may be made in any Relevant Member State, which requires for the Issuer to undertake any action in addition to the filing of the Final Terms with the Netherlands Authority for the Financial Markets unless and until the Issuer advises such

action has been taken.

4 Interests of natural and legal persons involved in the issue

Save as disclosed in the Offering Circular, so far as the Issuer is aware, no person involved in the offer of the Notes has an interest material to the offer.

5 Reasons for the offer, estimated net proceeds and total expenses

(i)	Reasons for the offer:	Banking business
(ii)	Estimated net proceeds	EUR 1,996,760,000
(iii)	Estimated total expenses:	EUR 840,000 (comprising of Dealers' Commission)

6 Yield (Fixed Rate Notes Only)

Indication of yield:	3.793 per cent. per annum This is the yield-to-maturity and is calculated as the rate of return anticipated on the Notes as if they will be held until the Maturity Date. The calculation of the yield-to-maturity takes into account the Issue Price of the Notes, the Aggregate Nominal Amount of the Notes, the Rate of Interest and the time to the Maturity Date. It is also assumed that all coupons are reinvested at the same rate. The yield is calculated at the Issue Date on the basis of the Issue Price. It is NOT an indication of future yield.

7 Historic Interest rates

Not Applicable

8 Performance of index/formula, explanation of effect on value of investment and associated risks and other information concerning the underlying

Not Applicable

9 Performance of rate[s] of exchange and explanation of effect on value of investment

Not Applicable

10 Performance of underlying, explanation of effect on value of investment and associated risks and information concerning the underlying (Equity-Linked Notes only)

Not Applicable

11 Operational information

(i)	ISIN Code:	XS0267319761
(ii)	Common Code:	026731976
(iii)	Fondscode:	15883
(iv)	German WKN-code:	Not Applicable

(v)	Private Placement number	Not Applicable
(vi)	Any clearing system(s) other than Euroclear and Clearstream, Luxembourg and the relevant number(s):	Not Applicable
(vii)	Delivery:	Delivery against payment
(viii)	Names and addresses of additional Paying/ Delivery Agent(s) (if any):	Not Applicable
(ix)	Names (and addresses) of Calculation Agent(s) (if different from Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank International))	Not Applicable

12 General

Tradeable Amount:	Not Applicable
Time period during which the offer is open:	Not Applicable
Description of the application process:	Not Applicable
Description of possibility to reduce subscriptions:	Not Applicable
Manner for refunding excess amount paid by applicants:	Not Applicable
Minimum and/or maximum amount of application:	Not Applicable
Method and time limit for paying up the securities and for delivery of the securities:	Not Applicable
Manner and date in which results of the offer are to be made public:	Not Applicable
Procedure for exercise of any right of pre-emption, the negotiability of subscription rights and the treatment of subscription rights not exercised:	Not Applicable



Final Terms

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND)
(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND) AUSTRALIA BRANCH
(Australian Business Number 70 003 917 655)
(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND) SINGAPORE BRANCH
(Singapore Company Registration Number F03634W)
(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

Euro 80,000,000,000
Global Medium-Term Note Programme
Due from seven days to perpetuity

SERIES NO: 1643A

TRANCHE NO.: 2

EUR 250,000,000 3.750 per cent. Fixed Rate Notes 2006 due 15 September 2009
(to be consolidated and form a single series with
the EUR 2,000,000,000 3.750 per cent. Fixed Rate Notes 2006
due 15 September 2009 issued on 15 September 2006)

Issue Price: 99.520 per cent.
(plus 47 days' accrued interest from and including 15 September 2006 to but excluding 1 November 2006)

Barclays Capital **Morgan Stanley**

Rabobank International
The date of these Final Terms is 30 October 2006

PART A – CONTRACTUAL TERMS

Terms used herein shall be deemed to be defined as such for the purposes of the Conditions set forth in the Offering Circular dated May 31, 2006 and the supplemental Offering Circular dated October 30, 2006 (together, the "**Offering Circular**") which constitutes a base prospectus for the purposes of the Prospectus Directive (Directive 2003/71/EC) (the "**Prospectus Directive**"). This document constitutes the Final Terms of the Notes described herein for the purposes of Article 5.4 of the Prospectus Directive and must be read in conjunction with the Offering Circular, as so supplemented. Full information on the Issuer and the offer of the Notes is only available on the basis of the combination of these Final Terms and the Offering Circular. The Notes will be issued on the terms of these Final Terms read together with the Offering Circular. The Issuer accepts responsibility for the information contained in these Final Terms which, when read together with the Offering Circular, contains all information that is material in the context of the issue of the Notes. The Offering Circular is available for viewing at, and copies may be obtained from, Rabobank Nederland at Croeselaan 18, 3521 CB Utrecht, the Netherlands and the principal office in England of the Arranger and of the Paying Agent in Luxembourg and Amsterdam and www.bourse.lu.

1	Issuer:	Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland)
2	(i) Series Number:	1643A
	(ii) Tranche Number:	2
3	Specified Currency or Currencies:	Euro ("**EUR**")
4	Aggregate Nominal Amount:	
	(i) Series:	EUR 2,250,000,000
	(ii) Tranche:	EUR 250,000,000 (to be consolidated and form a single series with the EUR 2,000,000,000 3.750 per cent. Notes 2006 due 15 September 2009 issued on 15 September 2006 on exchange of the temporary Global Note for the permanent Global Note (which is expected to be no less than 40 days after the Issue Date subject to certification of non-U.S. beneficial ownership))
5	Issue Price:	99.520 per cent. of the Aggregate Nominal Amount plus 47 days' accrued interest from and including 15 September 2006 to but excluding 1 November 2006
6	Specified Denominations:	EUR 1,000
7	(i) Issue Date:	1 November 2006
	(ii) Interest Commencement Date (if different from the Issue Date):	15 September 2006

8	Maturity Date:		15 September 2009
9	Domestic Note: (if Domestic Note, there will be no gross-up for withholding tax):		No
10	Interest Basis:		3.750 per cent. Fixed Rate
11	Redemption/Payment Basis:		Redemption at par
12	Change of Interest or Redemption/ Payment Basis:		Not Applicable
13	Put/Call Options:		Not Applicable
14	(i)	Status of the Notes:	Senior
	(ii)	Date approval for issuance of Notes obtained:	Not Applicable
15	Method of distribution:		Syndicated

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

16	**Fixed Rate Note Provisions**		Applicable
	(i)	Rate of Interest:	3.750 per cent. per annum payable annually in arrear
	(ii)	Interest Payment Date(s):	15 September in each year commencing on 15 September 2007 and ending on the Maturity Date, adjusted in accordance with Condition 10(h)(A)
	(iii)	Fixed Coupon Amount(s):	EUR 37.50 per EUR 1,000 in nominal amount
	(iv)	Broken Amount:	Not Applicable
	(v)	Day Count Fraction (Condition 1(a)):	Actual/Actual-ICMA (unadjusted)
	(vi)	Determination Date(s) (Condition 1(a)):	Not Applicable
	(vii)	Other terms relating to the method of calculating interest for Fixed Rate Notes:	Not Applicable
17	**Floating Rate Provisions**		Not Applicable
18	**Zero Coupon Note Provisions**		Not Applicable
19	**Index Linked Interest Note Provisions**		Not Applicable
20	**Equity Linked Interest Note Provisions**		Not Applicable
21	**Dual Currency Note Provisions**		Not Applicable

PROVISIONS RELATING TO REDEMPTION

22	**Call Option**		Not Applicable

23	**Put Option**	Not Applicable
24	**Final Redemption Amount (all Notes except Equity Linked Redemption Notes and Index Linked Redemption Notes) of Each Note**	EUR 1,000 per Note of EUR 1,000 Specified Denomination
25	**Final Redemption Amount (Equity Linked Redemption Notes)**	Not Applicable
26	**Final Redemption Amount (Index Linked Redemption Notes)**	Not Applicable
27	**Early Redemption Amount**	
	(i) Early Redemption Amount(s) of each Note payable on redemption for taxation reasons (Condition 7(c)) or an event of default (Condition 13) and/or the method of calculating the same (if required or if different from that set out in the Conditions):	As set out in the Conditions
	(ii) Redemption for taxation reasons permitted on days other than Interest Payment Dates (Condition 7(c)):	Yes
	(iii) Unmatured Coupons to become void upon early redemption (Bearer Notes only) (Condition 10(f)):	Yes
	(iv) Early Redemption Amount of each Note payable on redemption pursuant to Condition 7(g):	Not Applicable

GENERAL PROVISIONS APPLICABLE TO THE NOTES

28	**Form of Notes**	Bearer Notes Temporary Global Note exchangeable for a permanent Global Note which is exchangeable for Definitive Notes in the limited circumstances specified in the permanent Global Note Upon issue of the temporary Global Note, the temporary ISIN and Common Codes will be those set out in paragraphs 11(i)(a) and 11(ii)(a), respectively, of Part B of these Final Terms Upon exchange of the temporary Global Note for the permanent Global Note, the Notes will be consolidated and form a single series with the EUR 2,000,000,000 3.750 per cent. Fixed Rate Notes 2006 due 15 September 2009 issued on 15 September 2006 and the ISIN and

		Common Codes will be those set out in paragraphs 11(i)(b) and 11(ii)(b), respectively, of Part B to these Final Terms.
29	Financial Centre(s) (Condition 10(h)) or other special provisions relating to payment dates:	London and TARGET, subject to Condition 10(h)(A)
30	Talons for future Coupons or Receipts to be attached to Definitive Notes (and dates on which such Talons mature):	No
31	Details relating to Partly Paid Notes: amount of each payment comprising the Issue Price and date on which each payment is to be made and consequences (if any) of failure to pay, including any right of the Issuer to forfeit the Notes and interest due on late payment:	Not Applicable
32	Details relating to Instalment Notes: Amount of each instalment, date on which each payment is to be made:	Not Applicable
33	Redenomination, renominalisation and reconventioning provisions:	Not Applicable
34	Consolidation provisions:	Not Applicable
35	Other terms or special conditions:	So long as the Notes are represented by a permanent Global Note and the permanent Global Note is held on behalf of Euroclear, Clearstream, Luxembourg or any other clearing system, notwithstanding Condition 17, notices to Noteholders may be given by delivery of the relevant notice to that clearing system for communication by it to entitled accountholders. Any notice thus delivered to that clearing system shall be deemed to have been given to the Noteholders on the day on which that notice is delivered to the clearing system.

DISTRIBUTION

36	(i)	If syndicated, names and addresses of Managers:	**Barclays Bank PLC** 5 The North Colonnade Canary Wharf London E14 4BB United Kingdom **Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank International)**

	Croeselaan 18 3521 CB Utrecht The Netherlands
	Morgan Stanley & Co. International Limited 25 Cabot Square Canary Wharf London E14 4QA United Kingdom
(ii) Stabilising Manager(s) (if any):	Morgan Stanley & Co. International Limited
(iii) Dealers' Commission:	Not Applicable
37 If non-syndicated, name and address of Dealer:	Not Applicable
38 Applicable TEFRA exemption:	D Rules
39 Additional selling restrictions:	Not Applicable
40 Subscription period:	Not Applicable

GENERAL

41 Additional steps that may only be taken following approval by an Extraordinary Resolution in accordance with Condition 14(a):	Not Applicable
42 The aggregate principal amount of Notes issued has been translated into Euro at the rate of Euro, producing a sum of (for Notes not denominated in Euro):	Not Applicable
43 In the case of Notes listed on Eurolist by Euronext Amsterdam N.V.:	Applicable
(i) Numbering and letters:	Not Applicable
(ii) Amsterdam Listing Agent:	Rabobank Nederland or Coöperatieve Centrale Raffeisen-Boerenleenbank B.A. (Rabo Securities)
(iii) Amsterdam Paying Agent:	Coöperatieve Centrale Raffeisen-Boerenleenbank B.A. (Rabo Securities)

LISTING AND ADMISSION TO TRADING APPLICATION

These Final Terms comprise the final terms required to list and have admitted to trading the issue of Notes described herein pursuant to the Euro 80,000,000,000 Global Medium Term Note Programme of Rabobank Nederland.

RESPONSIBILITY

The Issuer accepts responsibility for the information contained in these Final Terms.

Signed on behalf of the Issuer:

By:

Duly authorised



PART B – OTHER INFORMATION

1 Listing

(i)	Listing:	Euronext Amsterdam
(ii)	Admission to Trading:	Application has been made for the Notes to be admitted to trading on Eurolist by Euronext Amsterdam with effect from 1 November 2006
(iii)	Estimate of total expenses related to admission to trading:	EUR 5,000

2 Ratings

Rating: The Notes to be issued have been rated:

S&P:	AAA
Moody's:	Aaa
Fitch Ratings Ltd.:	AA+

As defined by Moody's an Aaa rating means that the Notes are judged to be of the highest quality, with minimal credit risk. As defined by S&P, an AAA rating means that the Notes has the highest rating assigned by S&P and that the Issuer's capacity to meet its financial commitment on the obligation is extremely strong. As defined by Fitch an AA+ rating means that the Notes are judged to be of a very high credit quality and denote expectations of low credit risk. It indicates very strong capacity for payment of financial commitments and is not significantly vulnerable to foreseeable events.

3 Notification

The Netherlands Authority for the Financial Markets *(Autoriteit Financiële Markten)* has been requested to provide each of the *Commission bancaire, financiére et des assurances (CBFA)* in Belgium, *Epitroph Kefalaiagoras* in Greece, *Comisiòn Nacional del Mercado de Valores (CNMV)* in Spain, *Autorité des marchés finaciers (AMF)* in France, Irish Financial Regulatory Authority in Ireland, *Commissione Nazionale per le Società e la Borsa (CONSOB)* in Italy, *Kredittilsynet* in Norway, Financial Market Authority (FMA) in Austria *Rahoitustarkastus* in Finland, *Finansinspektionen* in Sweden, Financial Services Authority (FSA) in United Kingdom, *Commission de surveillance du secteur financier* in Luxembourg and the *Bundesanstalt für Finanzdienstleistungsaufsicht (BaFin)* in Germany with a certificate of approval attesting that the Offering Circular has been drawn up in accordance with the Prospectus Directive.

Notwithstanding the foregoing, no offer of Notes to the public may be made in any Relevant Member State, which requires for the Issuer to undertake any action in addition to the filing of the Final Terms with the Netherlands Authority for the Financial Markets unless and until the Issuer advises such action has been taken.

4 Interests of natural and legal persons involved in the issue

Save as disclosed in the Offering Circular, so far as the Issuer is aware, no person involved in the offer of the Notes has an interest material to the offer.

5 Reasons for the offer, estimated net proceeds and total expenses

(i)	Reasons for the offer:	Banking business
(ii)	Estimated net proceeds	EUR 250,007,500
(iii)	Estimated total expenses:	None

6 Yield (Fixed Rate Notes Only)

Indication of yield:	3.927 per cent. per annum This is the yield-to-maturity and is calculated as the rate of return anticipated on the Notes as if they will be held until the Maturity Date. The calculation of the yield-to-maturity takes into account the Issue Price of the Notes, the Aggregate Nominal Amount of the Notes, the Rate of Interest and the time to the Maturity Date. It is also assumed that all coupons are reinvested at the same rate. The yield is calculated at the Issue Date on the basis of the Issue Price. It is NOT an indication of future yield.

7 Historic interest rates

Not Applicable

8 Performance of index/formula, explanation of effect on value of investment and associated risks and other information concerning the underlying

Not Applicable

9 Performance of rate[s] of exchange and explanation of effect on value of investment

Not Applicable

10 Performance of underlying, explanation of effect on value of investment and associated risks and information concerning the underlying (Equity-Linked Notes only)

Not Applicable

11 Operational information

(i)

(a)	Temporary ISIN Code:	XS0273385699
(b)	Permanent ISIN Code:	XS0267319761

(ii)

(a)	Temporary Common Code:	027338569
(b)	Permanent Common Code:	026731976

(iii)	:	
	(a) Temporary Fondscode:	15879
	(b) Permanent Fondscode:	15883
(iv)	German WKN-code:	Not Applicable
(v)	Private Placement number	Not Applicable
(vi)	Any clearing system(s) other than Euroclear and Clearstream, Luxembourg and the relevant number(s):	Not Applicable
(vii)	Delivery:	Delivery against payment
(viii)	Names and addresses of additional Paying/ Delivery Agent(s) (if any):	Not Applicable
(ix)	Names (and addresses) of Calculation Agent(s) (if different from Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank International))	Not Applicable

12 General

Tradeable Amount:	Not Applicable
Time period during which the offer is open:	Not Applicable
Description of the application process:	Not Applicable
Description of possibility to reduce subscriptions:	Not Applicable
Manner for refunding excess amount paid by applicants:	Not Applicable
Minimum and/or maximum amount of application:	Not Applicable
Method and time limit for paying up the securities and for delivery of the securities:	Not Applicable
Manner and date in which results of the offer are to be made public:	Not Applicable
Procedure for exercise of any right of pre-emption, the negotiability of subscription rights and the treatment of subscription rights not exercised:	Not Applicable

Final Terms

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND)
(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND) AUSTRALIA BRANCH
(Australian Business Number 70 003 917 655)
(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND) SINGAPORE BRANCH
(Singapore Company Registration Number F03634W)
(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

Euro 80,000,000,000
Global Medium-Term Note Programme
Due from seven days to perpetuity

SERIES NO: 1259A
TRANCHE NO: 3
TRY 70,000,000 Zero Coupon Notes due 3 March 2015

(to be consolidated and form a single series with the TRY 130,000,000 Zero Coupon Notes due 2015 issued on 3 March 2005 and the TRY 70,000,000 Zero Coupon Notes due 2015 issued on 17 July 2006

Issue Price: 31.79 per cent.

Rabobank International

The date of these Final Terms is 26 October 2006

PART A – CONTRACTUAL TERMS

Terms used herein shall be deemed to be defined as such for the purposes of the Conditions (the 'Conditions') set forth in Offering Circular dated 15 October 2004 . This document constitutes the Final Terms of the Notes described herein for the purposes of Article 5.4 of the Prospectus Directive (Directive 2003/71/EC) (the 'Prospectus Directive') and must be read in conjunction with the Offering Circular dated 31 May 2006, which constitute a base prospectus for the purposes of the Prospectus Directive, save in respect of the Conditions which are extracted from the Offering Circular dated 15 October 2004 and are attached hereto. Full information on the Issuer and the offer of the Notes is only available on the basis of the combination of these Final Terms and the Offering Circulars dated 15 October 2004 and 31 May 2006. The Offering Circulars are available for viewing at, and copies may be obtained from Rabobank Nederland at Croeselaan 18, 3521 CB Utrecht, the Netherlands and the principal office in England of the Arranger and of the Paying Agent in Luxembourg and Amsterdam and *www.bourse.lu*.

1	Issuer:		Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland)
2	(i)	Series Number:	1259A
	(ii)	Tranche Number	3 To be consolidated and form a single series with the Issuer's TRY 130,000,000 Zero Coupon Notes due 3 March 2015, issued on 3 March 2005 and TRY 70,000,000 Zero Coupon Notes due 3 March 15, issued on 17 July 2006 on exchange of the Temporary Global Note for the Permanent Global Note (which is expected to be on or about 9 November, 2006, subject to certification of non-U.S. beneficial ownership).
3	Specified Currency or Currencies:		Turkish Lira ("TRY")
4	Aggregate Nominal Amount:		
	(i)	Series:	TRY 270,000,000
	(ii)	Tranche:	TRY 70,000,000
5	Issue Price:		31.79 per cent. of the Aggregate Nominal Amount
6	Specified Denominations:		TRY 1,000
7	(i)	Issue Date:	30 October 2006
	(ii)	Interest Commencement Date (if different from the Issue Date):	Not Applicable
8	Maturity Date:		3 March 2015
9	Domestic Note:		No
10	Interest Basis:		Zero Coupon (further particulars specified below)

11	Redemption/Payment Basis:	Redemption at par
12	Change of Interest or Redemption/ Payment Basis:	Not Applicable
13	Put/Call Options:	Not Applicable
14	Status of the Notes:	Senior
15	Method of distribution:	Non-syndicated

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

16	Fixed Rate Note Provisions	Not Applicable
17	Floating Rate Note Provisions	Not Applicable
18	Zero Coupon Note Provisions	Applicable
	(i) Amortisation Yield (Condition 7(b)):	14,727 per cent.
	(ii) Reference Price:	31.79 per cent.
	(iii) Day Count Fraction (Condition 1(a)):	30/360
	(iv) Any other formula/basis of determining amount payable:	Not Applicable
19	Index Linked Interest Note Provisions	Not Applicable
20	Equity Linked Interest Note Provisions	Not Applicable
21	Dual Currency Note Provisions	Not Applicable

PROVISIONS RELATING TO REDEMPTION

22	Call Option	Not Applicable
23	Put Option	Not Applicable
24	Final Redemption Amount (all Notes except Equity Linked Redemption Notes and Index Linked Redemption Notes) of Each Note	TRY 1,000 per Note of TRY 1,000 Specified Denomination
25	Final Redemption Amount (Equity Linked Redemption Notes)	Not Applicable
26	Final Redemption Amount (Index Linked Redemption Notes)	Not Applicable
27	Early Redemption Amount	
	(i) Early Redemption Amount(s) of each Note payable on redemption for taxation reasons (Condition 7(c)) or an event of default	Yes, as set out in the Conditions

	(Condition 11) and/or the method of calculating the same (if required or if different from that set out in the Conditions):	
(ii)	Redemption for taxation reasons permitted on days other than Interest Payment Dates (Condition 7(c)):	No
(iii)	Unmatured Coupons to become void upon early redemption (Bearer Notes only) (Condition 8(f)):	Not Applicable
(iv)	Early Redemption Amount of each Note payable on redemption pursuant to Condition 7(g)	Not Applicable

GENERAL PROVISIONS APPLICABLE TO THE NOTES

28 Form of Notes

Bearer Notes

Temporary Global Note exchangeable for a permanent Global Note which is exchangeable for Definitive Notes in the limited circumstances specified in the permanent Global Note

Upon issue of the temporary Global Note, the temporary ISIN and Common Codes will be those set out in paragraphs 11(i)(b) and 11(ii)(b), respectively, of Part B of these Final Terms.

Upon exchange of the temporary Global Note for the permanent Global Note, the Notes will be consolidated with and form a single series with the Issuer's TRY 130,000,000 Zero Coupon Notes due 2015 issued on 3 March 2005 and the TRY 70,000,000 Zero Coupon Notes due 2015 issued on 17 July 2006 and the ISIN and Common Codes will be those set out in paragraphs 11(i)(a) and 11(ii)(a), respectively, of Part B to these Final Terms.

29 Financial Centre(s) (Condition 8(h)) or other special provisions relating to payment dates:

Istanbul and TARGET, subject to Condition 8(h)

30 Talons for future Coupons or Receipts to be attached to Definitive Notes (and dates on which such Talons mature):

No

31	Details relating to Partly Paid Notes: amount of each payment comprising the Issue Price and date on which each payment is to be made and consequences (if any) of failure to pay, including any right of the Issuer to forfeit the Notes and interest due on late payment:	Not Applicable
32	Details relating to Instalment Notes: Amount of each instalment, date on which each payment is to be made:	Not Applicable
33	Redenomination, renominalisation and reconventioning provisions	Not Applicable
34	Consolidation provisions:	Not Applicable
35	Other terms or special conditions:	So long as Bearer Notes are represented by a permanent Global Note and the permanent Global Note is held on behalf of Euroclear, Clearstream, Luxembourg or any other clearing system, notwithstanding Condition 15, notices to Noteholders may be given by delivery of the relevant notice to that clearing system for communication by it to the entitled accountholders. Any notice thus delivered to that clearing system shall be deemed to have been given to the Noteholders on the day on which that notice is delivered to the clearing system

DISTRIBUTION

36	(i)	If syndicated, names and addresses of Managers:	Not Applicable
	(ii)	Stabilising Manager(s) (if any):	Not Applicable
	(iii)	Managers' Commission:	0.65% per cent. of the Aggregate Nominal Amount of the Tranche

37	If non-syndicated, name and address of Dealer:	Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank International) Thames Court One Queenhithe London EC4V 3RL United Kingdom
38	Applicable TEFRA exemption:	D Rules
39	Additional selling restrictions:	Not Applicable
40	Subscription period:	Not Applicable

GENERAL

41	Additional steps that may only be taken following approval by an Extraordinary Resolution in accordance with Condition 12(a):	Not Applicable
42	The aggregate principal amount of Notes issued has been translated into Euro at the rate of 0.534296 producing a sum of (for Notes not denominated in Euro):	Euro 37,400,720
43	In the case of Notes listed on Eurolist by Euronext Amsterdam N.V.:	Not Applicable

LISTING AND ADMISSION TO TRADING APPLICATION

These Final Terms comprise the final terms required to list and have admitted to trading the issue of Notes described herein pursuant to the Euro 80,000,000,000 Global Medium Term Note Programme of Rabobank Nederland.

RESPONSIBILITY

The Issuer accepts responsibility for the information contained in these Final Terms.

Signed on behalf of the Issuer:

By: 

Duly authorised

PART B – OTHER INFORMATION

1 Listing

(i)	Listing:	Luxembourg
(ii)	Admission to Trading:	Application has been made for the Notes to be admitted to trading on the Luxembourg Stock Exchange's regulated market with effect from 30 October 2006. The original securities are already admitted to trading on the Luxembourg Stock Exchange
(iii)	Estimate of total expenses related to admission to trading:	EUR 3,235

2 Ratings

Rating: The Notes to be issued have been rated:

S&P:	AAA
Moody's:	Aaa
Fitch Ratings Ltd:	AA+

As defined by Standard & Poor's, an AAA rating means that the Notes have the highest rating assigned by Standard & Poor's and that the Issuer's capacity to meet its financial commitment on the obligation is extremely strong. As defined by Moody's an Aaa rating means that the Notes are judged to be of the highest quality, with minimal credit risk. As defined by Fitch an AA+ rating means that the Notes are judged to be of a very high credit quality and denote expectations of low credit risk. It indicates very strong capacity for payment of financial commitments and is not significantly vulnerable to foreseeable events.

3 Notification

The Netherlands Authority for the Financial Markets *(Autoriteit Financiële Markten)* has provided the *Commission bancaire, financiére et des assurances* (CBFA) in Belgium, *Epitroph Kefalalagoras* in Greece, *Comisiòn Nacional del Mercado de Valores* (CNMV) in Spain, *Autorité des marches finaciers* (AMF) in France, Irish Financial Regulatory Authority in Ireland, *Commissione Nazionale per le Società e la Borsa* (CONSOB) in Italy, *Kredittilsynet* in Norway, Financial Market Authority (FMA) in Austria, *Rahoitustarkastus* in Finland, *Finansinspektionen* in Sweden, Financial Services Authority (FSA) in United Kingdom, *Commission de surveillance du secteur financier* in Luxembourg and the *Bundesanstalt für Finanzdienstleistungsaufsicht (BaFin)* in Germany with a certificate of approval attesting that the Offering Circular has been drawn up in accordance with the Prospectus Directive.

Notwithstanding the foregoing, no offer of Notes to the public may be made in any Relevant Member State, which requires the Issuer to undertake any action in addition to the filing of the Final Terms with the Netherlands Authority for the Financial Markets unless and until the Issuer advises such action has been taken.

4 Interests of natural and legal persons involved in the issue

Save as disclosed in the Offering Circular, so far as the Issuer is aware, no person involved in the offer of the Notes has an interest material to the offer.

5 Reasons for the offer, estimated net proceeds and total expenses

(i)	Reasons for the offer:	Banking Business
(ii)	Estimated net proceeds	TRY 21,798,000
(iii)	Estimated total expenses:	TRY 455,000 comprising selling concession and combined management and underwriting commission only

6 Yield

Not Applicable

7 Historic interest rates

Not Applicable

8 Performance of index/formula, explanation of effect on value of investment and associated risks and other information concerning the underlying

Not Applicable

9 Performance of rate[s] of exchange and explanation of effect on value of investment

Not Applicable

10 Performance of underlying, explanation of effect on value of investment and associated risks and information concerning the underlying

Not Applicable

11 Operational Information

(i)	(a) Permanent ISIN Code:	XS0213576001
	(b) Temporary ISIN	XS0271817677
(ii)	(a) Common Code:	021357600
	(b) Temporary Common code:	027181767
(iii)	Fondscode:	Not Applicable
(iv)	German WKN-code:	Not Applicable
(v)	Private Placement number:	Not Applicable
(vi)	Any clearing system(s) other than Euroclear and Clearstream, Luxembourg and the relevant number(s):	Not Applicable
(vii)	Delivery:	Delivery against payment
(viii)	Names and addresses of additional	Not Applicable

	Paying/Delivery Agent(s) (if any):	
(ix)	Names (and addresses) of Calculation Agent(s) (if different from Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank International))	Not Applicable
(x)		
(xi)		

12 General

Tradeable Amount:	Not Applicable



RECEIVED

2006 NOV 16 P 12: 2

OFFICE OF INTERNATIONAL CORPORATE FINANCE

EXECUTION COPY

Final Terms

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND)

(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A.
(Rabobank Nederland) Australia Branch
(Australian Business Number 70 003 917 655)
(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A.
(Rabobank Nederland) Singapore Branch
(Singapore Company Registration Number F03634W)
(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

Euro 80,000,000,000
Global Medium-Term Note Programme
Due from seven days to perpetuity

SERIES NO: 1581A
TRANCHE NO: 3

USD 300,000,000 5.125 per cent. Fixed Rate Notes 2006 due 11 December 2008 (the "Notes") (to be consolidated and form a single series with the USD 500,000,000 5.125 per cent. Fixed Rate Notes 2006 due 11 December 2008 issued on 27 April 2006 and the USD 200,000,000 5.125 per cent. Fixed Rate Notes 2006 due 11 December 2008 issued on 21 July 2006)

Issue Price: 101.20 per cent.

(plus 180 days' accrued interest from
and including 27 April 2006 to but excluding 27 October 2006)

TD Securities **Morgan Stanley**

Rabobank International

The date of these Final Terms is 25 October 2006.

PART A – CONTRACTUAL TERMS

Terms used herein shall be deemed to be defined as such for the purposes of the Conditions (the "**Conditions**") set forth in the Offering Circular dated 31 May 2006. This document constitutes the Final Terms of the Notes described herein for the purposes of Article 5.4 of the Prospectus Directive (Directive 2003/71/EC) (the "**Prospectus Directive**") and must be read in conjunction with the Offering Circular dated 31 May 2006, which constitutes a base prospectus for the purposes of the Prospectus Directive, save in respect of the Conditions which are extracted from the Offering Circular dated 11 July 2005 (as set out in Schedule 1 hereto) and the supplemental Offering Circulars dated 8 September 2005 and 21 November 2005. Full information on the Issuer and the offer of the Notes is only available on the basis of the combination of these Final Terms and the Offering Circulars dated 11 July 2005 and 31 May 2006 and the supplemental Offering Circulars dated 8 September 2005 and 21 November 2005. The Notes will be issued on the terms of these Final Terms read together with the Offering Circulars and the supplemental Offering Circulars. Each Issuer accepts responsibility for the information contained in these Final Terms which, when read together with the Offering Circulars and the supplemental Offering Circulars, contains all information that is material in the context of the issue of the Notes. The Offering Circulars and the supplemental Offering Circulars are available for viewing at, and copies may be obtained from, Rabobank Nederland at Croeselaan 18, 3521 CB Utrecht, the Netherlands, and the principal office in England of the Arranger and of the Paying Agent in Luxembourg and Amsterdam and www.bourse.lu.

1	Issuer:	Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland)
2	(i) Series Number:	1581A
	(ii) Tranche Number:	3
3	Specified Currency or Currencies:	United States Dollars ("**USD**")
4	Aggregate Nominal Amount:	
	(i) Tranche:	USD 300,000,000 (to be consolidated and form a single series with the Issuer's USD 500,000,000 5.125 per cent. Fixed Rate Notes 2006 due 11 December 2008 issued on 27 April 2006 and the USD 200,000,000 5.125 per cent. Fixed Rate Notes 2006 due 11 December 2008 issued on 21 July 2006)
	(ii) Series:	USD 1,000,000,000
5	Issue Price:	101.20 per cent. of the Aggregate Nominal Amount plus 180 days accrued interest from and including 27 April 2006 to but excluding 27 October 2006 (Fixed Re-Offer Price: 99.853 per cent. of the Aggregate Nominal Amount plus 180 days accrued interest from and including 27 April 2006 to but excluding 27 October 2006)
6	Specified Denominations:	USD 1,000

7	(i)	Issue Date:	27 October 2006
	(ii)	Interest Commencement Date (if different from the Issue Date):	27 April 2006
8	Maturity Date:		11 December 2008
9	Domestic Note: (if Domestic Note, there will be no gross-up for withholding tax)		No
10	Interest Basis:		5.125 per cent. Fixed Rate
11	Redemption/Payment Basis:		Redemption at par
12	Change of Interest or Redemption/Payment Basis:		Not Applicable
13	Put/Call Options:		Not Applicable
14	(i)	Status of the Notes:	Senior
	(ii)	Date approval for issuance of Notes obtained:	Not Applicable
15	Method of distribution:		Syndicated

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

16	**Fixed Rate Note Provisions**		Applicable
	(i)	Rate of Interest:	5.125 per cent. per annum payable annually in arrear
	(ii)	Interest Payment Date(s):	11 December in each year commencing on 11 December 2006 (short first coupon) and ending on the Maturity Date.
	(iii)	Fixed Coupon Amount(s):	USD 51.25 per USD 1,000 in nominal amount
	(iv)	Broken Amount:	USD 31.89 per USD 1,000 in nominal amount in respect of the period from and including 27 April 2006 to but excluding 11 December 2006
	(v)	Day Count Fraction (Condition 1(a)):	30E/360, unadjusted
	(vi)	Determination Date(s) (Condition 1(a)):	Interest Payment Dates
	(vii)	Other terms relating to the method of calculating interest for Fixed Rate Notes:	Not Applicable
17	**Floating Rate Provisions**		Not Applicable
18	**Zero Coupon Note Provisions**		Not Applicable
19	**Index Linked Interest Note Provisions**		Not Applicable
20	**Equity Linked Interest Note Provisions**		Not Applicable

21	**Dual Currency Note Provisions**	Not Applicable

PROVISIONS RELATING TO REDEMPTION

22	**Call Option**	Not Applicable
23	**Put Option**	Not Applicable
24	**Final Redemption Amount (all Notes except Equity Linked Redemption Notes and Index Linked Redemption Notes) of Each Note**	USD 1,000 per Note of USD 1,000 Specified Denomination
25	**Final Redemption Amount (Equity Linked Redemption Notes)**	Not Applicable
26	**Final Redemption Amount (Index Linked Redemption Notes)**	Not Applicable
27	**Early Redemption Amount**	
	(i) Early Redemption Amount(s) of each Note payable on redemption for taxation reasons (Condition 7(c)) or an event of default (Condition 13) and/or the method of calculating the same (if required or if different from that set out in the Conditions):	Yes, as set out in the Conditions
	(ii) Redemption for taxation reasons permitted on days other than Interest Payment Dates (Condition 7(c)):	Yes
	(iii) Unmatured Coupons to become void upon early redemption (Bearer Notes only) (Condition 10(f)):	Yes
	(iv) Early Redemption Amount of each Note payable on redemption pursuant to Condition 7(g):	Not Applicable

GENERAL PROVISIONS APPLICABLE TO THE NOTES

28	**Form of Notes**	Bearer Notes Temporary Global Note exchangeable for permanent Global Note which is exchangeable for Definitive Notes in the limited circumstances specified in the permanent Global Note.

Upon issue of the temporary Global Note, the temporary ISIN and Common Codes will be those set out in paragraphs 7(i)(a) and 7(ii)(a), respectively, of Part B of these Final Terms.

Upon exchange of the temporary Global Note for the permanent Global Note, the Notes will be consolidated with and form a single series with the Issuer's USD 500,000,000 5.125 per cent. Fixed Rate Notes 2006 due 11 December 2008 issued on 27 April 2006 and the USD 200,000,000 5.125 per cent. Fixed Rate Notes 2006 due 11 December 2008 issued on 21 July 2006 and the ISIN and Common Codes will be those set out in paragraphs 7(i)(b) and 7(ii)(b), respectively, of Part B to these Final Terms.

29	Financial Centre(s) (Condition 10(h)) or other special provisions relating to payment dates:	London and New York, subject to condition 10(h) (A)
30	Talons for future Coupons or Receipts to be attached to Definitive Notes (and dates on which such Talons mature):	No
31	Details relating to Partly Paid Notes: amount of each payment comprising the Issue Price and date on which each payment is to be made and consequences (if any) of failure to pay, including any right of the Issuer to forfeit the Notes and interest due on late payment:	Not Applicable
32	Details relating to Instalment Notes:	Not Applicable
33	Redenomination, renominalisation and reconventioning provisions:	Not Applicable
34	Consolidation provisions:	Not Applicable
35	Other terms or special conditions:	So long as Bearer Notes are represented by a temporary or permanent Global Note and the temporary or permanent Global Note is held on behalf of Euroclear, Clearstream, Luxembourg or any other clearing system, notwithstanding Condition 17, notices to Noteholders may be given by delivery of the relevant notice to that clearing system for communication by it to entitled accountholders. Any notice thus delivered to that clearing system shall be deemed to have been given to the Noteholders on the day on which that notice is delivered to the clearing system.

DISTRIBUTION

36	(i)	If syndicated, names and addresses of Managers:	Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank International) Thames Court One Queenhithe London EC4V 3RL United Kingdom The Toronto-Dominion Bank Triton Court 14/18 Finsbury Square London EC2A 1DB United Kingdom Morgan Stanley & Co. International Limited 25 Cabot Square Canary Wharf London E14 4QA United Kingdom
	(ii)	Stabilising Manager (if any):	The Toronto-Dominion Bank
	(iii)	Managers' Commission:	1.325 per cent. selling concession 0.05 per cent. combined management and underwriting commission
37	If non-syndicated, name and address of Dealer:		Not Applicable
38	Applicable TEFRA exemption		D Rules
39	Additional selling restrictions:		Not Applicable
40	Subscription period:		Not Applicable

GENERAL

41	Additional steps that may only be taken following approval by an Extraordinary Resolution in accordance with Condition 14(a):	Not Applicable
42	The aggregate principal amount of Notes issued has been translated into Euro at the rate of USD 0.796791 producing a sum of (for Notes not denominated in Euro):	Euro 239,037, 300
43	In the case of Notes listed on Eurolist by Euronext Amsterdam N.V.:	Not Applicable

LISTING AND ADMISSION TO TRADING APPLICATION

These Final Terms comprise the final terms required to list and have admitted to trading the issue of Notes described herein pursuant to the Euro 80,000,000,000 Global Medium Term Note Programme of Rabobank Nederland.

RESPONSIBILITY

The Issuer accepts responsibility for the information contained in these Final Terms.

Signed on behalf of the Issuer:

By: [signature]

Duly authorised

PART B – OTHER INFORMATION

1 Listing

(i)	Listing:	Luxembourg
(ii)	Admission to Trading:	Application has been made for the Notes to be admitted to trading on the Luxembourg Stock Exchange with effect from 27 October 2006
(iii)	Estimate of total expenses related to admission to trading:	EUR 1,390

2 Ratings

Rating: The Notes to be issued have been rated:

S&P:	AAA
Moody's:	Aaa
Fitch RatingsLtd.:	AA+

As defined by Moody's an Aaa rating means that the Notes are judged to be of the highest quality, with minimal credit risk. As defined by Standard & Poor's, an AAA rating means that the Notes have the highest rating assigned by Standard & Poor's and that the Issuer's capacity to meet its financial commitment on the obligation is extremely strong. As defined by Fitch an AA+ rating means that the Notes are judged to be of a very high credit quality and denote expectations of low credit risk. It indicates very strong capacity for payment of financial commitments and is not significantly vulnerable to foreseeable events.

3 Notification

The Netherlands Authority for the Financial Markets (*Autoriteit Financiële Markten*) has provided each of the Commission bancaire, financière et des assurances (CBFA) in Belgium, Epitroph Kefalaiagoras in Greece, Comisiòn Nacional del Mercado de Valores (CNMV) in Spain, Autorité des marchés financiers (AMF) in France, Irish Financial Regulatory Authority in Ireland, Commissione Nazionale per le Società e la Borsa (CONSOB) in Italy, Kredittilsynet in Norway, Financial Market Authority (FMA) in Austria, Rahoitustarkastus in Finland, Finansinspektionen in Sweden, Financial Services Authority (FSA) in United Kingdom, Commission de surveillance du secteur financier in Luxembourg and the Bundesanstalt für Finanzdienstleistungsaufsicht (BaFin) in Germany with a certificate of approval attesting that the Offering Circular has been drawn up in accordance with the Prospectus Directive.

Notwithstanding the foregoing, no offer of Notes to the public may be made in any Relevant Member State, which requires for the Issuer to undertake any action in addition to the filing of the Final Terms with the Netherlands Authority for the Financial Markets unless and until the Issuer advises such action has been taken.

4 Interests of natural and legal persons involved in the issue

Save as disclosed in the Offering Circular, so far as the Issuer is aware, no person involved in the offer of the Notes has an interest material to the offer.

5 Reasons for the offer, estimated net proceeds and total expenses

(i)	Reasons for the offer:	Banking business
(ii)	Estimated net proceeds	USD 307,162,500 (including 180 days accrued interest)
(iii)	Estimated total expenses:	USD 4,125,000 (comprising of selling concession and combined management and underwriting commission)
6	**Yield** (*Fixed Rate Notes Only*) Indication of yield:	5.199 per cent. per annum This is the yield-to-maturity and is calculated as the rate of return anticipated on the Notes as if they will be held until the Maturity Date. The calculation of the yield-to-maturity takes into account the Issue Price of the Notes, the Aggregate Nominal Amount of the Notes, the Rate of Interest and the time to Maturity. It is also assumed that all coupons are reinvested at the same rate. The yield is calculated at the Issue Date on the basis of the Issue Price. It is NOT an indication of future yield.

7	**Operational information**	
(i)	(a) Temporary ISIN Code:	XS0272767681
	(b) Permanent ISIN Code:	XS0252359913
(ii)	(a) Temporary Common Code::	027276768
	(b) Permanent Common Code:	025235991
(iii)	(a) Temporary WKN (German security code):	A0G0PB
	(b) Permanent WKN (German security code):	A0GVW9
(iv)	Fondscode:	Not Applicable
(v)	Private Placement number:	Not Applicable
(vi)	Any clearing system(s) other than Euroclear and Clearstream, Luxembourg and the relevant number(s):	Not Applicable
(vii)	Delivery:	Delivery against payment
(viii)	Names and addresses of additional Paying/Deliver Agents (if any):	Not Applicable
(ix)	Names (and addresses)of Calculation Agent(s) (if different from Coöperatieve Centrale Raiffeisen-Boerenleenbank B,A, (Rabobank International)	Not Applicable

Final Terms

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND)
(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND) AUSTRALIA BRANCH
(Australian Business Number 70 003 917 655)
(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND) SINGAPORE BRANCH
(Singapore Company Registration Number F03634W)
(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

Euro 80,000,000,000
Global Medium-Term Note Programme
Due from seven days to perpetuity

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND)

SERIES NO: 1355A
TRANCHE NO: 2
JPY 25,000,000,000 0.20 per cent. Notes 2006 due 2008

(to be consolidated and form a single series with the Issuer's JPY 50,000,000,000 0.20 per cent. Notes 2005 due 2008 issued on 3 June 2005)

Issue Price: 99.308 per cent. (plus 90 days' accrued interest in respect of the period from, and including, 20 June 2006 to, but excluding, 20 September 2006)

Daiwa Securities SMBC Europe Limited

Mizuho International plc

The date of these Final Terms is 18 September 2006

PART A – CONTRACTUAL TERMS

Terms used herein shall be deemed to be defined as such for the purposes of the Conditions set forth in the Offering Circular dated October 15, 2004. This document constitutes the Final Terms of the Notes described herein for the purposes of Article 5.4 of the Prospectus Directive (Directive 2003/71/EC) (the "**Prospectus Directive**") and must be read in conjunction with the Offering Circular dated 31 May 2006, which constitutes a base prospectus for the purposes of the Prospectus Directive, save in respect of the Conditions which are extracted from the Offering Circular dated October 15, 2004 and are attached hereto. Full information on the Issuer and the offer of the Notes is only available on the basis of the combination of these Final Terms and the Offering Circulars dated October 15, 2004 and May 31, 2006. The Offering Circulars are available for viewing at, and copies may be obtained from, Rabobank Nederland at Croeselaan 18, 3521 CB Utrecht, the Netherlands and the principal office in England of the Arranger and of the Paying Agent in Luxembourg and Amsterdam and www.bourse.lu.

1	Issuer:		Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland)
2	(i)	Series Number:	1355A
	(ii)	Tranche Number:	2
3	Specified Currency or Currencies:		Japanese Yen ("JPY")
4	Aggregate Nominal Amount:		
	(i)	Series:	JPY 75,000,000,000
	(ii)	Tranche:	JPY 25,000,000,000 (to be consolidated and form a single series with the Issuer's JPY 50,000,000,000 0.20 per cent. Notes 2005 due 2008 issued on 3 June 2005 on exchange of the temporary Global Note for the permanent Global Note (which is expected to be no less than 40 days after the Issue Date subject to certification of non-U.S. beneficial ownership))
5	Issue Price:		99.308 per cent. of the Aggregate Nominal Amount of the Tranche plus 90 days' accrued interest in respect of the period from, and including, 20 June 2006 to, but excluding, 20 September 2006
6	Specified Denominations:		JPY 1,000,000
7	(i)	Issue Date:	20 September 2006
	(ii)	Interest Commencement Date (if different from the Issue Date):	20 June 2006
8	Maturity Date:		20 June 2008
9	Domestic Note: (if Domestic Note, there will be no gross-up for		No

	withholding tax)	
10	Interest Basis:	0.20 per cent. Fixed Rate (further particulars specified below)
11	Redemption/Payment Basis:	Redemption at par
12	Change of Interest or Redemption/Payment Basis:	Not Applicable
13	Put/Call Options:	Not Applicable
14	(i) Status of the Notes:	Senior
	(ii) Date approval for issuance of Notes obtained:	Not Applicable
15	Method of distribution:	Syndicated

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

16	**Fixed Rate Note Provisions**	Applicable
	(i) Rate of Interest:	0.20 per cent. per annum payable annually in arrear
	(ii) Interest Payment Date(s):	20 June in each year commencing on 20 June 2007 and ending on the Maturity Date
	(iii) Fixed Coupon Amounts:	JPY 2,000 per JPY 1,000,000 in nominal amount
	(iv) Broken Amount:	Not Applicable
	(v) Day Count Fraction (Condition 1(a)):	30/360
	(vi) Determination Date(s) (Condition 1(a)):	Each Interest Payment Date
	(vii) Other terms relating to the method of calculating interest for Fixed Rate Notes:	Not Applicable
17	Floating Rate Provisions	Not Applicable
18	Zero Coupon Note Provisions	Not Applicable
19	Index Linked Interest Note Provisions	Not Applicable
20	Equity Linked Interest Note Provisions	Not Applicable
21	Dual Currency Note Provisions	Not Applicable

PROVISIONS RELATING TO REDEMPTION

22	Call Option	Not Applicable
23	Put Option	Not Applicable
24	Final Redemption Amount (all Notes except Equity Linked Redemption Notes and Index Linked Redemption Notes) of each Note:	JPY 1,000,000 per Note of JPY 1,000,000 specified denomination
25	Final Redemption Amount (Equity Linked Redemption Notes):	Not Applicable
26	Final Redemption Amount (Index Linked Redemption Notes):	Not Applicable
27	Early Redemption Amount	
	(i) Early Redemption Amount(s) of each Note payable on redemption for taxation reasons (Condition 7(c)) or an event of default (Condition 11) and/or the method of calculating the same (if required or if different from that set out in the Conditions):	Yes, as set out in the Conditions
	(ii) Redemption for taxation reasons permitted on days other than Interest Payment Dates (Condition 7(c)):	Yes
	(iii) Unmatured Coupons to become void upon early redemption (Bearer Notes only) (Condition 8(f)):	Yes
	(iv) Early Redemption Amount of each Note payable on redemption pursuant to Condition 7(g):	Not Applicable

GENERAL PROVISIONS APPLICABLE TO THE NOTES

28	Form of Notes	Bearer Notes
	Temporary or permanent Global Note/Certificate:	Temporary Global Note which is exchangeable for a permanent Global Note which is exchangeable for Definitive Notes in the limited circumstances specified in the permanent Global Note Upon issue of the temporary Global Note, the temporary ISIN and Common Codes will

		be those set out in paragraphs 11(i)(a) and 11(ii)(a) of Part B of these Final Terms. Upon exchange of the temporary Global Note for the permanent Global Note, the Notes will be consolidated with and form a single series with the Issuer's JPY 50,000,000,000 0.20 per cent. Notes 2005 due 2008 issued on 3 June 2005, and the ISIN and Common Codes will be those set out in *paragraphs 11(i)(b) and 11(ii)(b)* of Part B of these Final Terms.
29	Financial Centre(s) (Condition 8(h)) or other special provisions relating to payment dates:	Tokyo, London and TARGET
30	Talons for future Coupons or Receipts to be attached to Definitive Notes (and dates on which such Talons mature):	No
31	Details relating to Partly Paid Notes: amount of each payment comprising the Issue Price and date on which each payment is to be made and consequences (if any) of failure to pay, including any right of the Issuer to forfeit the Notes and interest due on late payment:	Not Applicable
32	Details relating to Instalment Notes:	Not Applicable
33	Redenomination, renominalisation and reconventioning provisions:	Not Applicable
34	Consolidation provisions:	Not Applicable
35	Other terms or special conditions:	Not Applicable

DISTRIBUTION

36	(i)	If syndicated, names and addresses of Managers:	**Daiwa Securities SMBC Europe Limited** 5 King William Street London EC4N 7AX United Kingdom **Mizuho International plc** Bracken House One Friday Street London EC4M 9JA United Kingdom
	(ii)	Stabilising Manager (if any):	Daiwa Securities SMBC Europe Limited
	(iii)	Dealers' Commission:	Combined management and underwriting and selling commission of 0.096 per cent. of the

		Aggregate Nominal Amount of the Tranche
37	If non-syndicated, name and address of Dealer:	Not Applicable
38	Applicable TEFRA exemption:	D Rules
39	Additional selling restrictions:	Not Applicable
40	Subscription period:	Not Applicable

GENERAL

41	Additional steps that may only be taken following approval by an Extraordinary Resolution in accordance with Condition 14(a):	Not Applicable
42	The aggregate principal amount of Notes issued has been translated into Euro at the rate of 0.006701, producing a sum of (for Notes not denominated in Euro):	Euro 167,525,000
43	In the case of Notes listed on Eurolist by Euronext Amsterdam N.V.:	Not Applicable

LISTING AND ADMISSION TO TRADING APPLICATION

These Final Terms comprise the final terms required to list and have admitted to trading the issue of Notes described herein pursuant to the Euro 80,000,000,000 Global Medium Term Note Programme of Rabobank Nederland.

RESPONSIBILITY

The Issuer accepts responsibility for the information contained in these Final Terms.

Signed on behalf of the Issuer:

By:



Duly authorised

(*CNMV*) in Spain, *Autorité des marchés financiers* (*AMF*) in France, Irish Financial Regulatory Authority in Ireland, *Commissione Nazionale per le Società e la Borsa* (*CONSOB*) in Italy, *Kredittilsynet* in Norway, Financial Market Authority (FMA) in Austria, *Rahoitustarkastus* in Finland, *Finansinspektionen* in Sweden, Financial Services Authority (FSA) in United Kingdom, *Commission de surveillance du secteur financier* in Luxembourg and the *Bundesanstalt für Finanzdienstleistungsaufsicht* (*BaFin*) in Germany with a certificate of approval attesting that the Offering Circular has been drawn up in accordance with the Prospectus Directive.

Notwithstanding the foregoing, no offer of Notes to the public may be made in any Relevant Member State which requires for the Issuer to undertake any action in addition to the filing of the Final Terms with the Netherlands Authority for the Financial Markets unless and until the Issuer advises such action has been taken.

4 INTERESTS OF NATURAL AND LEGAL PERSONS INVOLVED IN THE OFFER

Save as disclosed in the Offering Circular, so far as the Issuer is aware, no person involved in the offer of the Notes has an interest material to the offer.

5 REASONS FOR THE OFFER, ESTIMATED NET PROCEEDS AND TOTAL EXPENSES

(i)	Reasons for the offer:	Banking business
(ii)	Estimated net proceeds:	JPY 24,815,500,000
(iii)	Estimated total expenses:	JPY 24,000,000 (comprising of Joint Lead Managers' selling concession and combined management and underwriting commission)

6 YIELD

Indication of yield: 0.201 per cent. per annum

This is the yield-to-maturity and is calculated as the rate of return anticipated on the Notes as if they will be held until the Maturity Date. The calculation of the yield-to-maturity takes into account the Issue Price of the Notes, the Aggregate Nominal Amount of the Notes, the Rate of Interest and the time to Maturity. It is also assumed that all coupons are reinvested at the same rate.

The yield is calculated at the Issue Date on the basis of the Issue Price of the Notes. It is NOT an indication of future yield.

7 HISTORIC INTEREST RATES

Not Applicable

8 PERFORMANCE OF INDEX/FORMULA, EXPLANATION OF EFFECT ON VALUE OF INVESTMENT AND ASSOCIATED RISKS AND OTHER INFORMATION CONCERNING THE UNDERLYING

Not Applicable

9 PERFORMANCE OF RATES OF EXCHANGE AND EXPLANATION OF EFFECT ON VALUE OF INVESTMENT

PART B – OTHER INFORMATION

1 LISTING

(i)	Listing:	Luxembourg
(ii)	Admission to Trading:	Application has been made for the Notes to be admitted to trading on the Official List of the Regulated Market of the Luxembourg Stock Exchange with effect from 20 September 2006. The Notes are to be consolidated and form a single series with the Issuer's JPY 50,000,000,000 0.20 per cent. Notes 2005 due 2008 issued on 3 June 2005 which are listed and admitted to trading on the Luxembourg Stock Exchange.
(iii)	Estimate of total expenses related to admission to trading:	Euro 6,210

2 RATING

Rating:

The Notes to be issued have been rated:

S&P	: AAA
Moody's	: Aaa
Fitch Ratings Ltd.	: AA+

As defined by Standard & Poor's, an AAA rating means that the Notes has the highest rating assigned by Standard & Poor's and that the Issuer's capacity to meet its financial commitment on the obligation is extremely strong. As defined by Moody's, an Aaa rating means that the Notes are judged to be of the highest quality, with minimal credit risk. As defined by Fitch, an AA+ rating means that the Notes are judged to be of a very high credit quality and denotes expectations of low credit risk. It indicates very strong capacity for payment of financial commitments and is not significantly vulnerable to foreseeable events.

3 NOTIFICATION

The Netherlands Authority for the Financial Markets (*Autoriteit Financiële Markten*) has provided each of the *Commission bancaire, financière et des assurances* (*CBFA*) in Belgium, *Epitroph Kefalaiagoras* in Greece, *Comisiòn Nacional del Mercado de Valores*

Not Applicable

10 PERFORMANCE OF UNDERLYING, EXPLANATION OF EFFECT ON VALUE OF INVESTMENT AND ASSOCIATED RISKS AND INFORMATION CONCERNING THE UNDERLYING

Not Applicable

11 OPERATIONAL INFORMATION

(i)	(a) Temporary ISIN Code: (b) ISIN Code:	XS0268262416 XS0220889041
(ii)	(a) Temporary Common Code: (b) Common Code:	026826241 022088904
(iii)	Fondscode:	Not Applicable
(iv)	German WKN-code:	Not Applicable
(v)	Private Placement number	Not Applicable
(vi)	Any clearing system(s) other than Euroclear and Clearstream, Luxembourg and the relevant number(s):	Not Applicable
(vii)	Delivery:	Delivery against payment
(viii)	Names and addresses of additional Paying/Deliver Agent(s) (if any):	Not Applicable
(ix)	Names (and addresses) of Calculation Agent(s) (if different from Coperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank International)):	Not Applicable

12 General

Tradeable Amount:	Not Applicable
Time period during which the offer is open:	Not Applicable
Description of the application process:	Not Applicable
Description of possibility to reduce subscriptions:	Not Applicable
Manner for refunding excess amount paid by applicants:	Not Applicable
Minimum and/or maximum amount of application:	Not Applicable

Method and time limit for paying up the securities and for delivery of the securities:	Not Applicable
Manner and date in which results of the offer are to be made public:	Not Applicable
Procedure for exercise of any right of pre-emption, the negotiability of subscription rights and the treatment of subscription rights not exercised:	Not Applicable

Signed on behalf of the Issuer:



By:

Duly authorised

Final Terms

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND)
(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND) AUSTRALIA BRANCH
(Australian Business Number 70 003 917 655)
(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND) SINGAPORE BRANCH
(Singapore Company Registration Number F03634W)
(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

Euro 80,000,000,000
Global Medium-Term Note Programme
Due from seven days to perpetuity

SERIES N°: 1511A
TRANCHE N°: 2

EUR 75,000,000 CMS Floating Rate Notes 2006 due December 2020

(to be consolidated and form a single series with the EUR 300,000,000 CMS Floating Rate Notes 2005 due December 2020 issued on 19 December 2005)

(the "Notes or the "Eurobonds")

Issue Price: 100 per cent.

Natexis Banques Populaires

The date of these Final Terms is 15 September 2006

PART A – CONTRACTUAL TERMS

Terms used herein shall be deemed to be defined as such for the purposes of the Conditions set forth in the Offering Circular dated 11 July 2005 as supplemented by (i) a supplemental offering circular relating to the terms and conditions of the notes set out in the offering circular dated 7 October 2003, (ii) a supplemental offering circular relating to the terms and conditions of the notes set out in the offering circular dated 15 October 2004 and (iii) a supplemental offering circular relating to an addition to the risk factors set forth in the offering circular dated 11 July 2005, in each case dated 8 September 2005 and (iv) a supplemental offering circular relating to the increase of the programme limit to Euro 70,000,000,000, dated 21 November 2005 (together the '2005 Offering Circular').. This document constitutes the Final Terms of the Notes described herein for the purposes of Article 5.4 of the Prospectus Directive (Directive 2003/71/EC) (the 'Prospectus Directive') and must be read in conjunction with the Offering Circular dated 31 May 2006 (the '2006 Offering Circular'), which constitutes a base prospectus for the purposes of the Prospectus Directive, save in respect of the Conditions which are extracted from the 2005 Offering Circular. Full information on the Issuer and the offer of the Notes is only available on the basis of the combination of these Final Terms, the Conditions set out in the 2005 Offering Circular and the 2006 Offering Circular. The 2005 Offering Circular and the 2006 Offering Circular are available for viewing at, and copies may be obtained from Rabobank Nederland at Croeselaan 18, 3521 CB Utrecht, the Netherlands and the principal office in England of the Arranger and of the Paying Agent in Luxembourg and Amsterdam and www.bourse.lu.

For the purpose of this Issue only, the terms "Notes"/"Noteholders" and "Eurobonds"/"Eurobondholders" will have the same meaning.

1	Issuer:		Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland)
2	(i)	Series Number:	1511A
	(ii)	Tranche Number	2 The Notes will be consolidated and form a single series with the EUR 300,000,000 CMS Floating Rate Notes 2005 due December 2020 Series 1511A tranche 1, issued on 19 December 2005 as from the date of exchange of interests in the Temporary Global Note for interests in the Permanent Global Note, which is expected to be on or around the date which is 40 days after the Issue Date.
3	Specified Currency or Currencies:		Euro ("EUR")
4	Aggregate Nominal Amount:		
	(i)	Series:	EUR 375,000,000
	(ii)	Tranche:	EUR 75,000,000
5	Issue Price:		100 per cent. of the Aggregate Nominal Amount
6	Specified Denominations:		EUR 50,000

7	(i)	Issue Date:	18 September 2006
	(ii)	Interest Commencement Date (if different from the Issue Date):	Not Applicable
8	Maturity Date:		18 December 2020
9	Domestic Note: (if Domestic Note, there will be no gross-up for withholding tax)		No
10	Interest Basis:		CMS Floating Rate Notes (further particulars specified below)
11	Redemption/Payment Basis:		Redemption at par
12	Change of Interest or Redemption/ Payment Basis:		Not Applicable
13	Put/Call Options:		Not Applicable
14	Status of the Notes:		Senior
15	Method of distribution:		Non-syndicated

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

16	**Fixed Rate Note Provisions**		Not Applicable
17	**Floating Rate Provisions**		Applicable
	(i)	Interest Period(s):	The period beginning on (and including) the Issue Date and ending on (but excluding) the first Specified Interest Payment Date and each successive period beginning on (and including) a Specified Interest Payment Date and ending on (but excluding) the next succeeding Specified Interest Payment Date
	(ii)	Specified Interest Payment Dates:	Interest will be payable quarterly in arrear each 18 December, 18 March, 18 June and 18 September in each year, commencing on 18 December 2006 and ending on the Maturity Date
	(iii)	Business Day Convention:	Modified Following Business Day Convention
	(iv)	Business Centre(s) (Condition 1(a)):	TARGET

(v)	Manner in which the Rate(s) of Interest is/are to be determined:	The Calculation Agent shall determine the Rate of Interest to be applied to each Interest Period on the relevant Interest Determination Date which shall be calculated in accordance with the following formula: (1+ (CMS 10 years – 0.57%))^(1/4) – 1 where: **"CMS10 years"** means the Mid-Spot of the annual swap rate (expressed as a percentage) for a euro denominated interest swap transaction with a maturity of 10 years and for which the relevant floating rate is 6 month EURIBOR, as noted by the Calculation Agent, calculated and published by the International Swap and Derivatives Association (ISDA) and appearing for the purpose of information only on Reuters Page "ISDAFIX2" (the "Relevant Screen Page") as at 11.00 a.m. (Frankfurt time) on the Interest Determination Date. If the CMS 10 Years is not determined and published as provided in paragraph 17(viii) as at 11.00 a.m. (Frankfurt time) on the Interest Determination Date, the Calculation Agent will request each of the Reference Banks (as defined below) to provide it with its Mid-Spot quotation for a ten year euro swap rate for which the relevant floating rate is the six months EURIBOR, in each case as at 11.00 a.m. (Frankfurt time) on the Interest Determination Date and the relevant swap rate shall be the arithmetic mean, as determined by the Calculation Agent, (rounded, if necessary, up to the nearest 1/16 per cent.) of such quotations (being at least two). The Rate of Interest for the relevant Interest Period shall be determined by the Calculation Agent in accordance with the formula described above, using the swap rate(s) as calculated pursuant to the provisions of this paragraph 17(v). Provided that, if any swap rate referred to above is not determined and published as provided above and fewer than two Reference Banks provided quotations as aforesaid on any Interest Determination Date, then the relevant swap rate for the

purposes of calculating the Rate of Interest applicable to the Notes will be the fair market Mid-Spot ten year euro swap rate for which the relevant floating rate is the six months EURIBOR, in each case as determined by the Calculation Agent as at 11.00 a.m. (Frankfurt time) on the Interest Determination Date, after consultation of an independent expert chosen by the Calculation Agent.

"**Reference Banks**" means the principal London office of five major banks which shall not include the Calculation Agent (as selected by the Calculation Agent) in the market for euro interest rate and currency exchange agreements.

"**Mid Spot**" means the mean of the bid and offered rates for the annual fixed leg of a fixed-for-floating euro interest rate swap transaction.

(vi)	Interest Period Date(s):	Not Applicable
(vii)	Party responsible for calculating the Rate(s) of Interest and Interest Amount(s) (if not the Calculation Agent):	Natexis Banques Populaires 45 rue Saint Dominique 75007 Paris France
(viii)	Screen Rate Determination (Condition 1(a)):	Applicable
	Reference Rate:	CMS 10 Years
	Interest Determination Date:	2 TARGET Business Days prior to the first day in each Interest Accrued Period
	Relevant Screen Page:	Reuters page ISDAFIX2
(ix)	ISDA Determination (Condition 1(a)):	Not Applicable
(x)	Margin(s): [+/-]	Not Applicable
(xi)	Minimum Rate of Interest:	0.00 per cent. per annum
(xii)	Maximum Rate of Interest:	Not Applicable
(xiii)	Day Count Fraction (Condition 1(a)):	30/360, adjusted
(xiv)	Fall back provisions, rounding provisions, denominator and any other terms relating to the method of calculating interest on Floating Rate Notes, if different from those set out in	Not Applicable

the Conditions:

18	**Zero Coupon Note Provisions**	Not Applicable
19	**Index Linked Interest Note Provisions**	Not Applicable
20	**Equity Linked Interest Note Provisions**	Not Applicable
21	**Dual Currency Note Provisions**	Not Applicable

PROVISIONS RELATING TO REDEMPTION

22	**Call Option**	Not Applicable
23	**Put Option**	Not Applicable
24	**Final Redemption Amount (all Notes except Equity Linked Redemption Notes and Index Linked Redemption Notes) of Each Note**	EUR 50,000 per Note of EUR 50,000 Specified Denomination
25	**Final Redemption Amount (Equity Linked Redemption Notes)**	Not Applicable
26	**Final Redemption Amount (Index Linked Redemption Notes)**	Not Applicable
27	**Early Redemption Amount**	
	(i) Early Redemption Amount(s) of each Note payable on redemption for taxation reasons (Condition 7(c)) or an event of default (Condition 13) and/or the method of calculating the same (if required or if different from that set out in the Conditions):	Yes, as set out in the Conditions
	(ii) Redemption for taxation reasons permitted on days other than Interest Payment Dates (Condition 7(c)):	Yes
	(iii) Unmatured Coupons to become void upon early redemption (Bearer Notes only) (Condition 10(f)):	Yes
	(iv) Early Redemption Amount of each Note payable on redemption pursuant to Condition 7(g):	Not Applicable

GENERAL PROVISIONS APPLICABLE TO THE NOTES

28	**Form of Notes**	Bearer Notes

		Temporary Global Note exchangeable for a permanent Global Note which is exchangeable for Definitive Notes in the limited circumstances specified in the permanent Global Note
29	Financial Centre(s) (Condition 10(h)) or other special provisions relating to payment dates:	TARGET The first sentence of Condition 10(h) shall be deemed to be deleted and replaced with the following: "If any date for payment in respect of any Note is not a business day, the holder shall not be entitled to payment until the next following business day, unless it would thereby fall into the next calendar month, in which event such date for payment shall be brought forward to the immediately preceding business day, nor to any interest or other sum in respect of such early or postponed payment".
30	Talons for future Coupons or Receipts to be attached to Definitive Notes (and dates on which such Talons mature):	No
31	Details relating to Partly Paid Notes: amount of each payment comprising the Issue Price and date on which each payment is to be made and consequences (if any) of failure to pay, including any right of the Issuer to forfeit the Notes and interest due on late payment:	Not Applicable
32	Details relating to Instalment Notes: Amount of each instalment, date on which each payment is to be made:	Not Applicable
33	Redenomination, renominalisation and reconventioning provisions	Not Applicable
34	Consolidation provisions:	Not Applicable
35	Other terms or special conditions:	So long as Bearer Notes are represented by a permanent Global Note and the permanent Global Note is held on behalf of Euroclear, Clearstream, Luxembourg or any other clearing system, notwithstanding Condition 17, notices to Noteholders may be given by delivery of the relevant notice to that clearing system for communication by it to entitled accountholders. Any notice thus delivered to that clearing system shall be deemed to have been given to the Noteholders on the day on which that notice is delivered to the clearing system

DISTRIBUTION

36	(i)	If syndicated, names and addresses of Managers:	Not Applicable
	(ii)	Stabilising Manager(s) (if any):	Not Applicable
	(iii)	Dealers' Commission:	Not Applicable
37	If non-syndicated, name and address of Dealer:		**Natexis Banques Populaires** 45 rue Saint Dominique 75007 Paris France
38	Applicable TEFRA exemption:		D Rules
39	Additional selling restrictions:		Not Applicable
40	Subscription period:		Not Applicable

GENERAL

41	Additional steps that may only be taken following approval by an Extraordinary Resolution in accordance with Condition 14(a):	Not Applicable
42	The aggregate principal amount of Notes issued has been translated into Euro at the rate of [•], producing a sum of (for Notes not denominated in Euro):	Not Applicable
43	In the case of Notes listed on Eurolist by Euronext Amsterdam N.V.:	Not Applicable

LISTING AND ADMISSION TO TRADING APPLICATION

These Final Terms comprise the final terms required to list and have admitted to trading the issue of Notes described herein pursuant to the Euro 80,000,000,000 Global Medium Term Note Programme of Rabobank Nederland.

RESPONSIBILITY

The Issuer accepts responsibility for the information contained in these Final Terms.

Signed on behalf of the Issuer:

By:

Duly authorised

PART B – OTHER INFORMATION

1 Listing

(i)	Listing:	Luxembourg
(ii)	Admission to Trading:	Application has been made for the Notes to be admitted to trading on the Regulated Market of the Luxembourg Stock Exchange with effect from 18 September 2006
(iii)	Estimate of total expenses related to admission to trading:	Euro 6,210

2 Ratings

Rating: The Notes to be issued have been rated:

S&P:	AAA
Moody's:	Aaa
Fitch Ratings Ltd.:	AA+

As defined by S&P, an AAA rating means that the Notes has the highest rating assigned by S&P and that the Issuer's capacity to meet its financial commitment on the obligation is extremely strong. As defined by Moody's an Aaa rating means that the Notes are judged to be of the highest quality, with minimal credit risk. As defined by Fitch an AA+ rating means that the Notes are judged to be of a very high credit quality and denote expectations of low credit risk. It indicates very strong capacity for payment of financial commitments and is not significantly vulnerable to foreseeable events.

3 Notification

The Netherlands Authority for the Financial Markets has provided the Commission de Surveillance du Secteur Financier with a certificate of approval attesting that the 2006 Offering Circular has been drawn up in accordance with the Prospectus Directive.

4 Interests of natural and legal persons involved in the issue/offer

Save as disclosed in the 2006 Offering Circular, so far as the Issuer is aware, no person involved in the offer of the Notes has an interest material to the offer.

5 Operational information

(i)	Temporary ISIN Code	XS0267778362
	ISIN Code:	XS0236621677
(ii)	Temporary Common Code:	26777836
	Common Code:	23662167
(iii)	Fondscode:	Not Applicable
(iv)	German WKN-code:	Not Applicable

(v)	Private Placement number	Not Applicable
(vi)	Any clearing system(s) other than Euroclear and Clearstream, Luxembourg and the relevant number(s):	Not Applicable
(vii)	Delivery:	Delivery against payment
(viii)	Names and addresses of additional Paying/ Delivery Agent(s) (if any):	Not Applicable
(ix)	Names (and addresses) of Calculation Agent(s) (if different from Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank International))	Not Applicable

6 General

Tradeable Amount:	Applicable So long as the Notes are represented by a temporary Global Note or permanent Global Note, the Notes will be tradeable only in principal amounts of at least the Specified Denomination or if more than one Specified Denomination, the lowest Specified Denomination, and integral multiples of the Tradeable Amount in excess thereof
Time period during which the offer is open:	Not Applicable
Description of the application process:	Not Applicable
Description of possibility to reduce subscriptions:	Not Applicable
Manner for refunding excess amount paid by applicants:	Not Applicable
Minimum and/or maximum amount of application:	Not Applicable
Method and time limit for paying up the securities and for delivery of the securities:	Not Applicable
Manner and date in which results of the offer are to be made public:	Not Applicable
Procedure for exercise of any right of pre-emption, the negotiability of subscription rights and the treatment of subscription rights not exercised:	Not Applicable

EXECUTION COPY

Final Terms

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND)
(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A.
(Rabobank Nederland) Australia Branch
(Australian Business Number 70 003 917 655)
(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A.
(Rabobank Nederland) Singapore Branch
(Singapore Company Registration Number F03634W)
(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

Euro 80,000,000,000
Global Medium-Term Note Programme
Due from seven days to perpetuity

SERIES NO: 1619A
TRANCHE NO: 4

TRY 50,000,000 18.00 per cent. Fixed Rate Notes 2006 due 24 July 2008 (the "Notes")(to be consolidated and form a single series with the TRY 50,000,000 18.00 per cent. Fixed Rate Notes 2006 due 24 July 2008 issued on 24 July 2006, the TRY 25,000,000 18.00 per cent. Fixed Rate Notes 2006 due 24 July 2008 issued on 3 August 2006 and the TRY 25,000,000 18.00 per cent. Fixed Rate Notes 2006 due 24 July 2008 issued on 16 August 2006)

Issue Price: 100.950 per cent.

(plus 59 days' accrued interest from

and including 24 July 2006 to but excluding 21 September 2006)

RBC Capital Markets | **Rabobank International**

The date of these Final Terms is 19 September 2006.

PART A – CONTRACTUAL TERMS

Terms used herein shall be deemed to be defined as such for the purposes of the Conditions set forth in the Offering Circular (the '**Offering Circular**') dated May 31, 2006 which constitutes a base prospectus for the purposes of the Prospectus Directive (Directive 2003/71/EC) (the '**Prospectus Directive**'). This document constitutes the Final Terms of the Notes described herein for the purposes of Article 5.4 of the Prospectus Directive and must be read in conjunction with the Offering Circular, as so supplemented. Full information on the Issuer and the offer of the Notes is only available on the basis of the combination of these Final Terms and the Offering Circular. The Notes will be issued on the terms of these Final Terms read together with the Offering Circular. Each Issuer accepts responsibility for the information contained in these Final Terms which, when read together with the Offering Circular, contains all information that is material in the context of the issue of the Notes. The Offering Circular is available for viewing at, and copies may be obtained from, Rabobank Nederland at Croeselaan 18, 3521 CB Utrecht, the Netherlands and the principal office in England of the Arranger and of the Paying Agent in Luxembourg and Amsterdam and www.bourse.lu.

1	Issuer:		Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland)
2	(i)	Series Number:	1619A
	(ii)	Tranche Number:	4
3	Specified Currency or Currencies:		Turkish Lira ("TRY")
4	Aggregate Nominal Amount:		
	(i)	Tranche:	TRY 50,000,000 (the Notes will be consolidated and form a single series with the TRY 50,000,000 18.00 per cent. Fixed Rate Notes 2006 due 24 July 2008 issued on 24 July 2006, the TRY 25,000,000 18.00 per cent. Fixed Rate Notes 2006 due 24 July 2008 issued on 3 August 2006 and the TRY 25,000,000 18.00 per cent. Fixed Rate Notes 2006 due 24 July 2008 issued on 16 August 2006)
	(ii)	Series:	TRY 150,000,000
5	Issue Price:		100.950 per cent. of the Aggregate Nominal Amount plus 59 days accrued interest from and including 24 July 2006 to but excluding 21 September 2006
6	Specified Denominations:		TRY 1,000
7	(i)	Issue Date:	21 September 2006
	(ii)	Interest Commencement Date (if different from the Issue Date):	24 July 2006
8	Maturity Date:		24 July 2008

9	Domestic Note: (if Domestic Note, there will be no gross-up for withholding tax)	No
10	Interest Basis:	18.00 per cent. Fixed Rate
11	Redemption/Payment Basis:	Redemption at par
12	Change of Interest or Redemption/Payment Basis:	Not Applicable
13	Put/Call Options:	Not Applicable
14	(i) Status of the Notes:	Senior
	(ii) Date approval for issuance of Notes obtained:	Not Applicable
15	Method of distribution:	Syndicated

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

16	**Fixed Rate Note Provisions**	Applicable
	(i) Rate of Interest:	18.00 per cent. per annum payable annually in arrear
	(ii) Interest Payment Date(s):	24 July 2007 and 24 July 2008
	(iii) Fixed Coupon Amount(s):	TRY 180.00 per TRY 1,000 in nominal amount
	(iv) Broken Amount:	Not Applicable
	(v) Day Count Fraction (Condition 1(a)):	Actual/Actual-ICMA (unadjusted)
	(vi) Determination Date(s) (Condition 1(a)):	Interest Payment Dates
	(vii) Other terms relating to the method of calculating interest for Fixed Rate Notes:	Not Applicable
17	**Floating Rate Provisions**	Not Applicable
18	**Zero Coupon Note Provisions**	Not Applicable
19	**Index Linked Interest Note Provisions**	Not Applicable
20	**Equity Linked Interest Note Provisions**	Not Applicable
21	**Dual Currency Note Provisions**	Not Applicable

PROVISIONS RELATING TO REDEMPTION

22	**Call Option**	Not Applicable
23	**Put Option**	Not Applicable

24	**Final Redemption Amount (all Notes except Equity Linked Redemption Notes and Index Linked Redemption Notes) of Each Note**	TRY 1,000 per Note of TRY 1,000 Specified Denomination
25	**Final Redemption Amount (Equity Linked Redemption Notes)**	Not Applicable
26	**Final Redemption Amount (Index Linked Redemption Notes)**	Not Applicable
27	**Early Redemption Amount**	
	(i) Early Redemption Amount(s) of each Note payable on redemption for taxation reasons (Condition 7(c)) or an event of default (Condition 13) and/or the method of calculating the same (if required or if different from that set out in the Conditions):	As set out in the Conditions
	(ii) Redemption for taxation reasons permitted on days other than Interest Payment Dates (Condition 7(c)):	Yes
	(iii) Unmatured Coupons to become void upon early redemption (Bearer Notes only) (Condition 10(f)):	Yes
	(iv) Early Redemption Amount of each Note payable on redemption pursuant to Condition 7(g):	Not Applicable

GENERAL PROVISIONS APPLICABLE TO THE NOTES

28	**Form of Notes**	Bearer Notes Temporary Global Note exchangeable for permanent Global Note which is exchangeable for Definitive Notes in the limited circumstances specified in the permanent Global Note.
29	Financial Centre(s) (Condition 10(h)) or other special provisions relating to payment dates:	Istanbul and London, subject to Condition 10(h) (A)
30	Talons for future Coupons or Receipts to be attached to Definitive Notes (and dates on which such Talons mature):	No

31	Details relating to Partly Paid Notes: amount of each payment comprising the Issue Price and date on which each payment is to be made and consequences (if any) of failure to pay, including any right of the Issuer to forfeit the Notes and interest due on late payment:	Not Applicable
32	Details relating to Instalment Notes:	Not Applicable
33	Redenomination, renominalisation and reconventioning provisions:	Not Applicable
34	*Consolidation provisions:*	Not Applicable
35	Other terms or special conditions:	So long as Bearer Notes are represented by a temporary or permanent Global Note and the temporary or permanent Global Note is held on behalf of Euroclear, Clearstream, Luxembourg or any other clearing system, notwithstanding Condition 17, notices to Noteholders may be given by delivery of the relevant notice to that clearing system for communication by it to entitled accountholders. Any notice thus delivered to that clearing system shall be deemed to have been given to the Noteholders on the day on which that notice is delivered to the clearing system.

DISTRIBUTION

36	(i)	If syndicated, names and addresses of Managers:	Royal Bank of Canada Europe Limited 71 Queen Victoria Street London EC4V 4DE United Kingdom Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank International) Thames Court One Queenhithe London EC4V 3RL United Kingdom
	(ii)	Stabilising Manager (if any):	Royal Bank of Canada Europe Limited
	(iii)	Dealers' Commission:	1.00 per cent. selling concession 0.50 per cent. combined management and underwriting commission
37		If non-syndicated, name and address of Dealer:	Not Applicable

38	Applicable TEFRA exemption	D Rules
39	Additional selling restrictions:	US

US

The Notes have not been and will not be registered under the United States Securities Act of 1933, as amended (the "Securities Act") and are subject to US tax law requirements. Accordingly, Notes may not be offered, sold or delivered in the United States or to US persons except to the extent permitted by the Subscription Agreement. The Notes are not eligible for sale under Rule 144A under the Securities Act. TEFRA D; Cat. 2 are applicable as more fully specifically described in the Offering Circular and Subscription Agreement.

Turkey

Each Manager will be required to acknowledge that pursuant to article 15 of the Decree no. 32 containing the Foreign Exchange Rules of Turkey, the purchase and sale of the Notes issued in a foreign jurisdiction by the Managers to persons resident in Turkey are permitted and are not subject to restrictions, except that the transfers relating to the purchase or sale of such Notes should be made through authorised banks or intermediary institutions authorised to carry out securities transactions according to the capital market legislation of Turkey. Each Manager will be required to represent, agree and warrant that it will not permit the distribution of any disclosure documents relating to the issue of the Notes in Turkey without observing the provisions of the Communique III, no. 20 of the Capital Market Board regarding the sale of foreign capital market instruments in Turkey.

Italy

Each of the Managers has represented that it has not offered, sold or delivered, and will not offer, sell or deliver any Notes or distribute copies of the Base Prospectus or any other document relating to the Notes in the Republic of Italy except to "Professional Investors", as defined in Article 31.2 of CONSOB Regulation No. 11522 of 1 July 1998 ("Regulation No. 11522"), as amended, pursuant to Articles 30.2 and 100 of Legislative Decree No. 58 of 24 February 1998 ("Decree No. 58"), or in any other circumstances where an express exemption from compliance

		with the solicitation restrictions provided by Decree No. 58 or CONSOB Regulation No. 11971 of 14 May 1999, as amended, applies, provided however, that any such offer, sale or delivery of Notes or distribution of copies of the Base Prospectus or any other document relating to the Notes in the Republic of Italy must be: (i) made by investment firms, banks or financial intermediaries permitted to conduct such activities in the Republic of Italy in accordance with Legislative Decree No. 385 of 1 September 1993 ("Decree No. 385"), Decree No. 58, Regulation No. 11522 and any other applicable laws and regulations; (ii) in compliance with Article 129 of Decree No. 385 and the implementing instructions of the Bank of Italy, pursuant to which the issue or placement of securities in Italy is subject to prior notification to the Bank of Italy, unless an exemption, depending inter alia, on the amount of the issue and the characteristics of the securities, applies; (iii) in compliance with the banking transparency requirements set forth in Decree No. 385 and the implementing regulations and decrees; and (iv) in compliance with any other applicable notification requirement or limitation which may be imposed by CONSOB or the Bank of Italy.
40	Subscription period:	Not Applicable

GENERAL

41	Additional steps that may only be taken following approval by an Extraordinary Resolution in accordance with Condition 14(a):	Not Applicable
42	The aggregate principal amount of Notes issued has been translated into Euro at the rate of 0.506945 producing a sum of (for Notes not denominated in Euro):	Euro 25,347,250
43	In the case of Notes listed on Eurolist by Euronext Amsterdam N.V.:	Not Applicable

LISTING AND ADMISSION TO TRADING APPLICATION

These Final Terms comprise the final terms required to list and have admitted to trading the issue of Notes described herein pursuant to the Euro 80,000,000,000 Global Medium Term Note Programme of Rabobank Nederland.

RESPONSIBILITY

The Issuer accepts responsibility for the information contained in these Final Terms.

Signed on behalf of the Issuer:

By: 

Duly authorised

PART B – OTHER INFORMATION

1 Listing

(i)	Listing:	Luxembourg
(ii)	Admission to Trading:	Application has been made for the Notes to be admitted to trading on the Luxembourg Stock Exchange with effect from 21 September 2006
(iii)	Estimate of total expenses related to admission to trading:	EUR 1,030

2 Ratings

Rating: The Notes to be issued have been rated:

S&P:	AAA
Moody's:	Aaa
Fitch RatingsLtd.:	AA+

As defined by Moody's an Aaa rating means that the Notes are judged to be of the highest quality, with minimal credit risk. As defined by Standard & Poor's, an AAA rating means that the Notes have the highest rating assigned by Standard & Poor's and that the Issuer's capacity to meet its financial commitment on the obligation is extremely strong. As defined by Fitch an AA+ rating means that the Notes are judged to be of a very high credit quality and denote expectations of low credit risk. It indicates very strong capacity for payment of financial commitments and is not significantly vulnerable to foreseeable events.

3 Notification

The Netherlands Authority for the Financial Markets (*Autoriteit Financiële Markten*) has provided each of the Commission bancaire, financière et des assurances (CBFA) in Belgium, Epitroph Kefalaiagoras in Greece, Comisiòn Nacional del Mercado de Valores (CNMV) in Spain, Autorité des marchés financiers (AMF) in France, Irish Financial Regulatory Authority in Ireland, Commissione Nazionale per le Società e la Borsa (CONSOB) in Italy, Kredittilsynet in Norway, Financial Market Authority (FMA) in Austria, Rahoitustarkastus in Finland, Finansinspektionen in Sweden, Financial Services Authority (FSA) in United Kingdom, Commission de surveillance du secteur financier in Luxembourg and the Bundesanstalt für Finanzdienstleistungsaufsicht (BaFin) in Germany with a certificate of approval attesting that the Offering Circular has been drawn up in accordance with the Prospectus Directive.

Notwithstanding the foregoing, no offer of Notes to the public may be made in any Relevant Member State, which requires for the Issuer to undertake any action in addition to the filing of the Final Terms with the Netherlands Authority for the Financial Markets unless and until the Issuer advises such action has been taken.

4 Interests of natural and legal persons involved in the issue

Save as disclosed in the Offering Circular, so far as the Issuer is aware, no person involved in the offer of the Notes has an interest material to the offer.

5 Reasons for the offer, estimated net proceeds and total expenses

(i)	Reasons for the offer:	Banking business
(ii)	Estimated net proceeds	TRY 51,159,794.52
(iii)	Estimated total expenses:	TRY 770,000 (comprising of TRY 20,000 Managers' expenses and TRY 750,000 selling concession and combined management and underwriting commission)
6	**Yield** (*Fixed Rate Notes Only*) Indication of yield:	17.225 per cent. per annum This is the yield-to-maturity and is calculated as the rate of return anticipated on the Notes as if they will be held until the Maturity Date. The calculation of the yield-to-maturity takes into account the Issue Price of the Notes, the Aggregate Nominal Amount of the Notes, the Rate of Interest and the time to Maturity. It is also assumed that all coupons are reinvested at the same rate. The yield is calculated at the Issue Date on the basis of the Issue Price. It is NOT an indication of future yield.

7 Operational information

(i)	(a) Temporary ISIN Code:	XS0267750510
	(b) ISIN Code:	XS0260835912
(ii)	(a) Temporary Common Code:	026775051
	(b) Common Code:	026083591
(iii)	WKN (German security code):	Not Applicable
(iv)	Fondscode:	Not Applicable
(v)	Private Placement number:	Not Applicable
(vi)	Any clearing system(s) other than Euroclear and Clearstream, Luxembourg and the relevant number(s):	Not Applicable
(vii)	Delivery:	Delivery against payment
(viii)	Names and addresses of additional Paying/Deliver Agents (if any):	Not Applicable
(ix)	Names (and addresses) of Calculation Agent(s) (if different from Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank International)	Not Applicable

8 General

Tradeable amount:	TRY 1,000 So long as the Notes are represented by a temporary Global Note or permanent Global Note, the Notes will be tradeable only in principal amounts of at least the Specified Denomination or if more than one Specified Denomination, the lowest Specified Denomination, and integral multiples of the Tradeable Amount in excess thereof



Final Terms

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND)
(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND) AUSTRALIA BRANCH
(Australian Business Number 70 003 917 655)
(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND) SINGAPORE BRANCH
(Singapore Company Registration Number F03634W)
(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

Euro 80,000,000,000
Global Medium-Term Note Programme
Due from seven days to perpetuity

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND)

SERIES NO: 1528A
TRANCHE NO: 4
NOK 300,000,000 3.50 per cent. Notes 2006 due 2011

(to be consolidated and form a single series with the Issuer's
NOK 500,000,000 3.50 per cent. Notes 2006 due 2011
issued on 18 January 2006, the NOK 300,000,000 3.50 per cent.
Notes 2006 due 2011 issued on 15 February 2006
and the NOK 300,000,000 3.50 per cent.
Notes 2006 due 2011 issued on 7 March 2006)

Issue Price: 99.247 per cent. (plus 232 days accrued interest from and including
18 January 2006 to but excluding 7 September 2006)

Deutsche Bank

Rabobank International

The date of these Final Terms is 5 September 2006

PART A – CONTRACTUAL TERMS

Terms used herein shall be deemed to be defined as such for the purposes of the Terms and Conditions (the "**2004 Conditions**") set forth in the Rabobank Nederland Global Medium Term Note Programme Offering Circular dated 15 October 2004. This document constitutes the Final Terms of the Notes described herein for the purposes of Article 5.4 of the Prospectus Directive (Directive 2003/71/EC) (the "**Prospectus Directive**") and must be read in conjunction with the Offering Circular dated 31 May 2006 (the "**2006 Offering Circular**"), which constitutes a base prospectus for the purposes of the Prospectus Directive, save in respect of the Terms and Conditions of the Notes which are replaced by the 2004 Conditions. The 2004 Conditions are incorporated by reference in, and deemed to form a part of, the 2006 Offering Circular. Full information on the Issuer and the offer of the Notes is only available on the basis of the combination of these Final Terms, the 2004 Conditions and the 2006 Offering Circular. The 2004 Conditions and the 2006 Offering Circular are available for viewing at, and copies may be obtained from, Rabobank Nederland at Croeselaan 18, 3521 CB Utrecht, the Netherlands and the principal office in England of the Arranger and of the Paying Agent in Luxembourg and Amsterdam and www.bourse.lu.

1	Issuer:		Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland)
2	(i)	Series Number:	1528A
	(ii)	Tranche Number:	4
3	Specified Currency or Currencies:		Norwegian Krone ("**NOK**")
4	Aggregate Nominal Amount:		
	(i)	Series:	NOK 1,400,000,000
	(ii)	Tranche:	NOK 300,000,000
			(to be consolidated and form a single series with the Issuers NOK 500,000,000 3.50 per cent. Notes 2006 due 2011 issued on 18 January 2006, the NOK 300,000,000 3.50 per cent. Notes 2006 due 2011 issued on 15 February 2006 and the NOK 300,000,000 3.50 per cent. Notes 2006 due 2011 issued on 7 March 2006 on exchange of the temporary Global Notes for the permanent Global Note (which is expected to be no less than 40 days after the Issue Date subject to certification of non-U.S. beneficial ownership))
5	Issue Price:		99.247 per cent. of the Aggregate Nominal Amount plus 232 days' accrued interest from and including 18 January 2006 to but excluding 7 September 2006
6	Specified Denominations:		NOK 10,000 and NOK 50,000
7	(i)	Issue Date:	7 September 2006

	(ii)	Interest Commencement Date (if different from the Issue Date):	18 January 2006
8		Maturity Date:	18 January 2011
9		Domestic Note: (if Domestic Note, there will be no gross-up for withholding tax)	No
10		Interest Basis:	3.50 per cent. Fixed Rate
11		Redemption/Payment Basis:	Redemption at par
12		Change of Interest or Redemption/Payment Basis:	Not Applicable
13		Put/Call Options:	Not Applicable
14	(i)	Status of the Notes:	Senior
	(ii)	Date approval for issuance of Notes obtained:	Not Applicable
15		Method of distribution:	Syndicated

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

16		**Fixed Rate Note Provisions**	Applicable
	(i)	Rate of Interest:	3.50 per cent. per annum payable annually in arrear
	(ii)	Interest Payment Date(s):	18 January in each year commencing on 18 January 2007 and ending on the Maturity Date
	(iii)	Fixed Coupon Amounts:	NOK 350 per NOK 10,000 in nominal amount and NOK 1,750 per NOK 50,000 in nominal amount
	(iv)	Broken Amount:	Not Applicable
	(v)	Day Count Fraction (Condition 1(a)):	Actual/Actual-ICMA
	(vi)	Determination Date(s) (Condition 1(a)):	Each Interest Payment Date
	(vii)	Other terms relating to the method of calculating interest for Fixed Rate Notes:	Not Applicable
17		Floating Rate Provisions	Not Applicable
18		Zero Coupon Note Provisions	Not Applicable
19		Index Linked Interest Note Provisions	Not Applicable

20	Equity Linked Interest Note Provisions	Not Applicable
21	Dual Currency Note Provisions	Not Applicable

PROVISIONS RELATING TO REDEMPTION

22	Call Option	Not Applicable
23	Put Option	Not Applicable
24	Final Redemption Amount (all Notes except Equity Linked Redemption Notes and Index Linked Redemption Notes) of Each Note:	NOK 10,000 per Note of NOK 10,000 specified denomination and NOK 50,000 per Note of NOK 50,000 specified denomination
25	Final Redemption Amount (Equity Linked Redemption Notes):	Not Applicable
26	Final Redemption Amount (Index Linked Redemption Notes):	Not Applicable
27	Early Redemption Amount	
	(i) Early Redemption Amount(s) of each Note payable on redemption for taxation reasons (Condition 7(c)) or an event of default (Condition 13) and/or the method of calculating the same (if required or if different from that set out in the Conditions):	Yes, as set out in the Conditions
	(ii) Redemption for taxation reasons permitted on days other than Interest Payment Dates (Condition 7(c)):	Yes
	(iii) Unmatured Coupons to become void upon early redemption (Bearer Notes only) (Condition 10(f)):	Yes
	(iv) Early Redemption Amount of each Note payable on redemption pursuant to Condition 7(g):	Not Applicable

GENERAL PROVISIONS APPLICABLE TO THE NOTES

28	Form of Notes	Bearer Notes

	Temporary or permanent Global Note/Certificate:	Temporary Global Note which is exchangeable for a permanent Global Note which is exchangeable for Definitive Notes in the limited circumstances specified in the permanent Global Note Upon issue of the temporary Global Note, the temporary ISIN and Common Codes will be those set out in paragraphs 11(i)(a) and 11(ii)(a) of Part B of these Final Terms. Upon exchange of the temporary Global Note for the permanent Global Note, the Notes will be consolidated with and form a single series with the Issuer's NOK 500,000,000 3.50 per cent. Notes 2006 due 2011 issued on 18 January 2006, the NOK 300,000,000 3.50 per cent. Notes 2006 due 2011 issued on 15 February 2006 and the NOK 300,000,000 3.50 per cent. Notes 2006 due 2011 issued on 7 March 2006, and the ISIN and Common Codes will be those set out in paragraphs 11(i)(b) and 11(ii)(b) of Part B to these Final Terms.
29	Financial Centre(s) (Condition 10(h)) or other special provisions relating to payment dates:	Oslo, TARGET
30	Talons for future Coupons or Receipts to be attached to Definitive Notes (and dates on which such Talons mature):	No
31	Details relating to Partly Paid Notes: amount of each payment comprising the Issue Price and date on which each payment is to be made and consequences (if any) of failure to pay, including any right of the Issuer to forfeit the Notes and interest due on late payment:	Not Applicable
32	Details relating to Instalment Notes:	Not Applicable
33	Redenomination, renominalisation and reconventioning provisions:	Not Applicable
34	Consolidation provisions:	Not Applicable
35	Other terms or special conditions:	Not Applicable

DISTRIBUTION

36	(i)	If syndicated, names and addresses of Managers:	**Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank**

	addresses of Managers:	**International)** Croeselaan 18 3521 CB Utrecht The Netherlands **Deutsche Bank AG, London Branch** Winchester House 1 Great Winchester Street London EC2N 2DB United Kingdom
	(ii) Stabilising Manager (if any):	Deutsche Bank AG, London Branch
	(iii) Dealers' Commission:	Combined management and underwriting commission of 0.25 per cent. and selling commission of 1.625 per cent., in each case of the Aggregate Nominal Amount
37	If non-syndicated, name and address of Dealer:	Not Applicable
38	Applicable TEFRA exemption:	D Rules
39	Additional selling restrictions:	Not Applicable
40	Subscription period:	Not Applicable

GENERAL

41	Additional steps that may only be taken following approval by an Extraordinary Resolution in accordance with Condition 14(a):	Not Applicable
42	The aggregate principal amount of Notes issued has been translated into Euro at the rate of 0.124051, producing a sum of (for Notes not denominated in Euro):	Euro 37,345,948
43	In the case of Notes listed on Eurolist by Euronext Amsterdam N.V.:	Not Applicable

LISTING AND ADMISSION TO TRADING APPLICATION

These Final Terms comprise the final terms required to list and have admitted to trading the issue of Notes described herein pursuant to the Euro 80,000,000,000 Global Medium Term Note Programme of Rabobank Nederland.

RESPONSIBILITY

The Issuer accepts responsibility for the information contained in these Final Terms.

Signed on behalf of the Issuer:

By: 

Duly authorised

PART B – OTHER INFORMATION

1 LISTING

(i) Listing:	Luxembourg
(ii) Admission to Trading:	Application has been made for the Notes to be admitted to trading on the Official List of the Regulated Market of the Luxembourg Stock Exchange with effect from 7 September 2006. The Notes are to be consolidated and form a single series with the Issuer's NOK 500,000,000 3.50 per cent. Notes 2006 due 2011 issued on 18 January 2006, the NOK 300,000,000 3.50 per cent. Notes 2006 due 2011 issued on 15 February 2006 and the NOK 300,000,000 3.50 per cent. Notes 2006 due 2011 issued on 7 March 2006 which are listed and admitted to trading on the Luxembourg Stock Exchange.
(iii) Estimate of total expenses related to admission to trading:	Euro 1,975

2 RATING

Rating:	The Notes have been rated Aaa, AAA and AA+ by Moody's Investors Service, Inc. ("**Moody's**"), Standard & Poor's Ratings Services ("**Standard & Poor's**"), and by Fitch Ratings Ltd. ("**Fitch**"), respectively. As defined by Moody's an Aaa rating means that the Notes are judged to be of the highest quality, with minimal credit risk. As defined by Standard & Poor's, an AAA rating means that the Notes has the highest rating assigned by Standard & Poor's and that the Issuer's capacity to meet its financial commitment on the obligation is extremely strong. As defined by Fitch an AA+ rating means that the Notes are judged to be of a very high credit quality and denote expectations of low credit risk. It indicates very strong capacity for payment of financial commitments and is not significantly vulnerable to foreseeable events.

3 NOTIFICATION

The Netherlands Authority for the Financial Markets (*Autoriteit Financiële Markten*) has provided each of the *Commission bancaire, financière et des assurances (CBFA)* in Belgium, *Epitroph Kefalaiagoras* in Greece, *Comisiòn Nacional del Mercado de Valores (CNMV)* in Spain, *Autorité des marchés financiers (AMF)* in France, Irish Financial Regulatory Authority in Ireland, *Commissione Nazionale per le Società e la Borsa (CONSOB)* in Italy, *Kredittilsynet* in Norway, Financial Market Authority (FMA) in Austria, *Rahoitustarkastus* in Finland, *Finansinspektionen* in Sweden, Financial Services Authority (FSA) in United Kingdom, *Commission de surveillance du secteur financier* in Luxembourg and the *Bundesanstalt für Finanzdienstleistungsaufsicht (BaFin)* in Germany with a certificate of approval attesting that the Offering Circular has been drawn up in accordance with the Prospectus Directive.

4 INTERESTS OF NATURAL AND LEGAL PERSONS INVOLVED IN THE OFFER

So far as the Issuer is aware, no person involved in the offer of the Notes has an interest material to the offer.

5 REASONS FOR THE OFFER, ESTIMATED NET PROCEEDS AND TOTAL EXPENSES

(i)	Reasons for the offer:	Banking business
(ii)	Estimated net proceeds:	NOK 298,663,973
(iii)	Estimated total expenses:	NOK 5,751,000 (comprising NOK 126,000 Lead Managers' expenses and NOK 5,625,000 selling concession and combined management and underwriting commission)

6 YIELD

Indication of yield:	3.686 per cent. per annum This is the yield-to-maturity and is calculated as the rate of return anticipated on the Notes as if they will be held until the Maturity Date. The calculation of the yield-to-maturity takes into account the Issue Price of the Notes, the Aggregate Nominal Amount of the Notes, the Rate of Interest and the time to Maturity. It is also assumed that all coupons are reinvested at the same rate. The yield is calculated at the Issue Date on the basis of the Issue Price of the Notes. It is NOT an indication of future yield.

7 HISTORIC INTEREST RATES

Not Applicable

8 PERFORMANCE OF INDEX/FORMULA, EXPLANATION OF EFFECT ON VALUE OF INVESTMENT AND ASSOCIATED RISKS AND OTHER INFORMATION CONCERNING THE UNDERLYING

Not Applicable

9 PERFORMANCE OF RATES OF EXCHANGE AND EXPLANATION OF EFFECT ON VALUE OF INVESTMENT

Not Applicable

10 PERFORMANCE OF UNDERLYING, EXPLANATION OF EFFECT ON VALUE OF INVESTMENT AND ASSOCIATED RISKS AND INFORMATION CONCERNING THE UNDERLYING

Not Applicable

11 OPERATIONAL INFORMATION

(i)	(a) Temporary ISIN Code: (b) ISIN Code:	XS0266081982 XS0240329739
(ii)	(a) Temporary Common Code: (b) Common Code:	026608198 024032973
(iii)	Fondscode:	Not Applicable
(iv)	German WKN-code:	A0GLT4
(v)	Private Placement number	Not Applicable
(vi)	Any clearing system(s) other than Euroclear and Clearstream, Luxembourg and the relevant number(s):	Not Applicable
(vii)	Delivery:	Delivery against payment
(viii)	Names and addresses of additional Paying/Deliver Agent(s) (if any):	Not Applicable
(ix)	Names (and addresses) of Calculation Agent(s) (if different from Coperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank International)):	Not Applicable

Signed on behalf of the Issuer:

By: 

Duly authorised

FINAL TERMS

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND)
(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND) AUSTRALIA BRANCH
(Australian Business Number 70 003 917 655)
(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND) SINGAPORE BRANCH
(Singapore Company Registration Number F03634W)
(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

Euro 80,000,000,000
Global Medium-Term Note Programme
Due from seven days to perpetuity

SERIES NO: 1637A
TRANCHE NO: 1

USD 100,000,000 Interest Linked Redemption Notes due 7 September 2011 (the "Notes")

Issue Price: 100.00 per cent.

Rabobank International

The date of these Final Terms is 5 September 2006

PART A – CONTRACTUAL TERMS

Terms used herein shall be deemed to be defined as such for the purposes of the Conditions set forth in the Offering Circular (the "**Offering Circular**") dated May 31, 2006 which constitutes a base prospectus for the purposes of the Prospectus Directive (Directive 2003/71/EC) (the "**Prospectus Directive**"). This document constitutes the Final Terms of the Notes described herein for the purposes of Article 5.4 of the Prospectus Directive and must be read in conjunction with the Offering Circular, as so supplemented. Full information on the Issuer and the offer of the Notes is only available on the basis of the combination of these Final Terms and the Offering Circular. The Notes will be issued on the terms of these Final Terms read together with the Offering Circular. Each Issuer accepts responsibility for the information contained in these Final Terms which, when read together with the Offering Circular, contains all information that is material in the context of the issue of the Notes. The Offering Circular is available for viewing at, and copies may be obtained from, Rabobank Nederland at Croeselaan 18, 3521 CB Utrecht, the Netherlands and the principal office in England of the Arranger and of the Paying Agent in Luxembourg and Amsterdam and www.bourse.lu.

1	Issuer:		Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland)
2	(i)	Series Number:	1637A
	(ii)	Tranche Number:	1
3	Specified Currency or Currencies:		United States Dollars ("USD")
4	Aggregate Nominal Amount:		
	(i)	Tranche:	USD 100,000,000
	(ii)	Series:	USD 100,000,000
5	Issue Price:		100.00 per cent. of the Aggregate Nominal Amount
6	Specified Denominations		USD 1,000
7	Issue Date:		7 September 2006
8	Maturity Date:		7 September 2011
9	Domestic Note: (if Domestic Note, there will be no gross-up for withholding tax)		No
10	Interest Basis:		Not Applicable
11	Redemption/Payment Basis:		Interest Linked Redemption
12	Change of Interest or Redemption/Payment Basis:		Not Applicable
13	Put/Call Options:		Not Applicable
14	Status of the Notes:		Senior
15	Method of distribution:		Non-syndicated

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

16	**Fixed Rate Note Provisions**	Not Applicable
17	**Floating Rate Provisions**	Not Applicable
18	**Zero Coupon Note Provisions**	Not Applicable
19	**Index Linked Interest Note Provisions**	Not Applicable

20	**Equity Linked Interest Note Provisions**	Not Applicable
21	**Dual Currency Note Provisions**	Not Applicable

PROVISIONS RELATING TO REDEMPTION

22	**Call Option**	Not Applicable
23	**Put Option**	Not Applicable
24	**Final Redemption Amount (all Notes except Equity Linked Redemption Notes and Index Linked Redemption Notes) of Each Note**	The Final Redemption Amount shall be calculated in accordance with the provisions set out in the Schedule
25	**Final Redemption Amount (Equity Linked Redemption Notes)**	Not Applicable
26	**Final Redemption Amount (Index Linked Redemption Notes)**	Not Applicable
27	**Early Redemption Amount**	
	(i) Early Redemption Amount(s) of each Note payable on redemption for taxation reasons (Condition 7(c)) or an event of default (Condition 13) and/or the method of calculating the same (if required or if different from that set out in the Conditions):	As set out in the Conditions
	(ii) Redemption for taxation reasons permitted on days other than Interest Payment Dates (Condition 7(c)):	No
	(iii) Unmatured Coupons to become void upon early redemption (Bearer Notes only) (Condition 10(f)):	Yes
	(iv) Early Redemption Amount of each Note payable on redemption pursuant to Condition 7(g):	Not Applicable

GENERAL PROVISIONS APPLICABLE TO THE NOTES

28	**Form of Notes**	Bearer Notes Temporary Global Note exchangeable for a permanent Global Note which is exchangeable for Definitive Notes in the limited circumstances specified in the permanent Global Note
29	Financial Centre(s) (Condition 10(h)) or other special provisions relating to payment dates:	New York and London, subject to Condition 10(h)(A) apart from the phrase "nor to any interest or other sum in respect of such postponed payment" which is deemed to be deleted.
30	Talons for future Coupons or Receipts to be attached to Definitive Notes (and dates on which such Talons mature):	No

31	Details relating to Partly Paid Notes: amount of each payment comprising the Issue Price and date on which each payment is to be made and consequences (if any) of failure to pay, including any right of the Issuer to forfeit the Notes and interest due on late payment:	Not Applicable
32	Details relating to Instalment Notes:	Not Applicable
33	Redenomination, renominalisation and reconventioning provisions:	Not Applicable
34	Consolidation provisions:	Not Applicable
35	Other terms or special conditions:	So long as Bearer Notes are represented by a permanent Global Note and the permanent Global Note is held on behalf of Euroclear, Clearstream, Luxembourg or any other clearing system, notwithstanding Condition 17, notices to Noteholders may be given by delivery of the relevant notice to that clearing system for communication by it to entitled accountholders. Any notice thus delivered to that clearing system shall be deemed to have been given to the Noteholders on the day on which that notice is delivered to the clearing system.

DISTRIBUTION

36	If syndicated, names and addresses of Managers:	Not Applicable
37	If non-syndicated, name and address of Dealer:	Rabobank International, Thames Court, One Queenhithe, London EC4V 3RL, United Kingdom If the sole Dealer in respect of Notes issued by Rabobank Nederland is Rabobank International, Rabobank International will not subscribe for the Notes, but will act as agent for the placement of Notes. Such Notes will be deemed to be issued at the time when the Notes are transferred from Rabobank International to the subscriber and Rabobank International receives funds from the subscriber on behalf of Rabobank Nederland.
38	Applicable TEFRA exemption:	D Rules
39	Additional selling restrictions:	Not Applicable
40	Subscription period:	Not Applicable

GENERAL

41	Additional steps that may only be taken following approval by an Extraordinary Resolution in accordance with Condition 14(a):	Not Applicable
42	The aggregate principal amount of Notes issued has been translated into Euro at the rate of 0.783069, producing a sum of (for Notes not denominated in Euro):	EUR 78,306,900
43	In the case of Notes listed on Eurolist by	Not Applicable

Euronext Amsterdam N.V.:

LISTING AND ADMISSION TO TRADING APPLICATION

These Final Terms comprise the final terms required to list and have admitted to trading the issue of Notes described herein pursuant to the Euro 80,000,000,000 Global Medium Term Note Programme of Rabobank Nederland.

RESPONSIBILITY

The Issuer accepts responsibility for the information contained in these Final Terms. Information on the underlying has been extracted from Bloomberg, Reuters, official websites relating to the Index and/or other publicly available information. The Issuer confirms that such information has been accurately reproduced and that, so far as it is aware, and is able to ascertain from information published by Bloomberg, Reuters, official websites relating to the Index and/or other publicly available information, no facts have been omitted which would render the reproduced information inaccurate or misleading.

Signed on behalf of the Issuer:

By: ....



Duly authorised

PART B – OTHER INFORMATION

1 Listing

(i) Listing:	Luxembourg
(ii) Admission to Trading:	Application has been made for the Notes to be admitted to trading on the Luxembourg Stock Exchange with effect from 7 September 2006.
(iii) (Estimate of total expenses related to admission to trading:	EUR 2,700

2 Ratings

Rating: The Notes to be issued have been rated:

S&P:	AAA
Moody's:	Aaa
Fitch Ratings Ltd.:	AA+

As defined by Moody's an Aaa rating means that the Notes are judged to be of the highest quality, with minimal credit risk. As defined by S&P, an AAA rating means that the Notes has the highest rating assigned by S&P and that the Issuer's capacity to meet its financial commitment on the obligation is extremely strong. As defined by Fitch an AA+ rating means that the Notes are judged to be of a very high credit quality and denote expectations of low credit risk. It indicates very strong capacity for payment of financial commitments and is not significantly vulnerable to foreseeable events.

3 Notification

The Netherlands Authority for the Financial Markets (Autoriteit Financiële Markten) has provided each of the Commission bancaire, financière et des assurances (CBFA) in Belgium, Epitroph Kefalaiagoras in Greece, Comisiòn Nacional del Mercado de Valores (CNMV) in Spain, Autorité des marchés financiers (AMF) in France, Irish Financial Regulatory Authority in Ireland, Commissione Nazionale per le Società e la Borsa (CONSOB) in Italy, Kredittilsynet in Norway, Financial Market Authority (FMA) in Austria, Rahoitustarkastus in Finland, Finansinspektionen in Sweden, Financial Services Authority (FSA) in United Kingdom, Commission de surveillance du secteur financier in Luxembourg and the Bundesanstalt für Finanzdienstleistungsaufsicht (BaFin) in Germany with a certificate of approval attesting that the Offering Circular has been drawn up in accordance with the Prospectus Directive.

Notwithstanding the foregoing, no offer of Notes to the public may be made in any Relevant Member State, which requires for the Issuer to undertake any action in addition to the filing of the Final Terms with the Netherlands Authority for the Financial Markets unless and until the Issuer advises such action has been taken.

4 Interests of natural and legal persons involved in the issue

Save as disclosed in the Offering Circular, so far as the Issuer is aware, no person involved in the offer of the Notes has an interest material to the offer.

5 Reasons for the offer, estimated net proceeds and total expenses

(i) Reasons for the offer:	General corporate purposes

(ii) Estimated net proceeds:	USD 100,000,000
(iii) Estimated total expenses:	None

7 Historic interest rates *(Floating Rate Notes only)*

Not Applicable

8 Performance of index/formula, explanation of effect on value of investment and associated risks and other information concerning the underlying *(Index-Linked Notes only)*

Not Applicable

9 Performance of rate[s] of exchange and explanation of effect on value of investment *(Dual Currency Notes only)*

Not Applicable

10 Performance of underlying, explanation of effect on value of investment and associated risks and information concerning the underlying *(Equity-Linked Notes only)*

Not Applicable

11 Operational information

(i)	ISIN Code:	XS0264789958
(ii)	Common Code:	026478995
(iii)	Fondscode:	Not Applicable
(iv)	German WKN-code:	Not Applicable
(v)	Private Placement number	Not Applicable
(vi)	Any clearing system(s) other than Euroclear and Clearstream, Luxembourg and the relevant number(s):	Not Applicable
	(i) The Depository Trust Company	Not Applicable
(vii)	Delivery:	Delivery against payment
(viii)	Names and addresses of additional or other Paying/Delivery Agents (if any):	Not Applicable
(ix)	Names (and addresses) of Calculation Agent(s) (if different from Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank International)	Not Applicable

12 General

Tradeable Amount:	USD 1,000 So long as the Notes are represented by a temporary Global Note or permanent Global Note, the Notes will be tradeable only in principal amounts of at least the Specified Denomination and integral multiples of the Tradeable Amount in excess thereof
Time period during which the offer is open:	Not Applicable
Description of the application process:	Not Applicable
Description of possibility to reduce subscriptions:	Not Applicable

Manner for refunding excess amount paid by applicants:	Not Applicable
Minimum and/or maximum amount of application:	Not Applicable
Method and time limit for paying up the securities and for delivery of the securities:	Not Applicable
Manner and date in which results of the offer are to be made public:	Not Applicable
Procedure for exercise of any right of pre-emption, the negotiability of subscription rights and the treatment of subscription rights not exercised:	Not Applicable

SCHEDULE

Capitalised terms used in this Schedule have the same meaning as in the Offering Circular or these Final Terms unless otherwise stated below.

1. Final Redemption Amount

Provided that the Notes have not previously been redeemed or purchased and cancelled as provided in the Terms and Conditions, each Note will be redeemed on the Maturity Date as follows:

USD 1,000 per Note of USD 1,000 Specified Denomination.

2. Automatic Early Termination

Unless previously redeemed or purchased and cancelled as provided in the Terms and Conditions, each Note will be redeemed automatically, in whole but not in part on an Early Redemption Date by the Calculation Agent if, the Reference Rate on the Observation Date is equal to or greater than the Barrier Level, at an amount (the **"Optional Redemption Amount"**) specified below:

(i) 111.00 per cent. of the Specified Denomination on the first Early Redemption Date; or
(ii) 119.00 per cent. of the Specified Denomination on the second Early Redemption Date; or
(iii) 127.00 per cent. of the Specified Denomination on the third Early Redemption Date; or
(iv) 134.00 per cent. of the Specified Denomination on the fourth Early Redemption Date; or
(v) 140.00 per cent. of the Specified Denomination on the fifth Early Redemption Date.

3. Definitions

Barrier Level means 0.60 per cent;

Business Day means a day upon which banks are ordinarily open for business in both New York and London;

Calculation Agent means Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A., (trading as Rabobank International), Utrecht Branch;

Observation Date means five (5) London and New York Business Days prior to each Early Redemption Date.

Early Redemption Date means 7 September in each year, commencing on 7 September 2007 and ending on 7 September 2011;

Reference Rate means rate determined by the Calculation Agent in accordance with the following formula:

USD-ISDA-Swap Rate with a Designated Maturity of 10 years minus USD-ISDA-Swap Rate with a Designated Maturity of 2 years.

Where:

"USD-ISDA-Swap-Rate with a Designated Maturity of 10 years" means the rate for U.S. Dollar swaps with a maturity of 10 years as referred to as "USD-ISDA-Swap-Rate" in the 2000 ISDA Definitions. For the purposes of the definition of USD-ISDA-Swap-Rate, the Reset Date shall be the Observation Date and the Designated Maturity shall be 10 years referred to as: 10-years Constant Maturity Swap Rate as stated on Reuters Screen ISDAFIX1 page as of 11:00am; New York City time. If the USD-ISDA-Swap-Rate is not available, the Calculation Agent shall determine USD-ISDA-Swap-Rate with a Designated Maturity of 10 years in accordance with the appropriate ISDA Definitions fall-back provisions of "USD-ISDA-Swap-Rate" as specified therein.

"USD-ISDA-Swap-Rate with a Designated Maturity of 2 years" means the rate for U.S. Dollar swaps with a maturity of 2 years as referred to as "USD-ISDA-Swap-Rate" in the 2000 ISDA Definitions. For the purposes of the definition of *USD-ISDA-Swap-Rate*, the Reset Date shall be the Observation Date and the Designated Maturity shall be 2 years referred to as: 2-years Constant Maturity Swap Rate as stated on Reuters Screen ISDAFIX1 page as of 11:00am; New York City time. If the USD-ISDA-Swap-Rate is not available, the Calculation Agent shall determine USD-ISDA-Swap-Rate with a Designated Maturity of 2 years in accordance with the appropriate ISDA Definitions fall-back provisions of "USD-ISDA-Swap-Rate" as specified therein.

Final Terms

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND)
(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A.
(Rabobank Nederland) Australia Branch
(Australian Business Number 70 003 917 655)
(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A.
(Rabobank Nederland) Singapore Branch
(Singapore Company Registration Number F03634W)
(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

Euro 80,000,000,000
Global Medium-Term Note Programme
Due from seven days to perpetuity
COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND)

SERIES NO: 1631A
TRANCHE NO: 1

TRY 75,000,000 16.50 per cent. Notes 2006 due 17 August 2009 (the "Notes")

Issue Price: 99.705 per cent.

Rabobank International **TD Securities**

The date of these Final Terms is 17 August 2006.

PART A – CONTRACTUAL TERMS

Terms used herein shall be deemed to be defined as such for the purposes of the Conditions set forth in the Offering Circular (the "**Offering Circular**") dated 31 May 2006 which constitutes a base prospectus for the purposes of the Prospectus Directive (Directive 2003/71/EC) (the "**Prospectus Directive**"). This document constitutes the Final Terms of the Notes described herein for the purposes of Article 5.4 of the Prospectus Directive and must be read in conjunction with the Offering Circular, as so supplemented. Full information on the Issuer and the offer of the Notes is only available on the basis of the combination of these Final Terms and the Offering Circular. The Notes will be issued on the terms of these Final Terms read together with the Offering Circular. The Issuer accepts responsibility for the information contained in these Final Terms which, when read together with the Offering Circular, contains all information that is material in the context of the issue of the Notes. The Offering Circular is available for viewing at, and copies may be obtained from, Rabobank Nederland at Croeselaan 18, 3521 CB Utrecht, the Netherlands and the principal office in England of the Arranger and of the Paying Agent in Luxembourg and Amsterdam.

1	Issuer:		Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland)
2	(i)	Series Number:	1631A
	(ii)	Tranche Number:	1
3	Specified Currency or Currencies:		New Turkish Lira ("TRY")
4	Aggregate Nominal Amount:		
	(i)	Tranche:	TRY 75,000,000
	(ii)	Series:	TRY 75,000,000
5	Issue Price:		99.705 per cent. of the Aggregate Nominal Amount
6	Specified Denominations:		TRY 1,000
7	(i)	Issue Date:	17 August 2006
	(ii)	Interest Commencement Date (if different from the Issue Date):	Not applicable
8	Maturity Date:		17 August 2009
9	Domestic Note: (if Domestic Note, there will be no gross-up for withholding tax)		No
10	Interest Basis:		16.50 per cent. Fixed Rate
11	Redemption/Payment Basis:		Redemption at par
12	Change of Interest or Redemption/Payment Basis:		Not applicable
13	Put/Call Options:		Not applicable
14	(i)	Status of the Notes:	Senior

	(ii)	Date approval for issuance of Notes obtained:	Not applicable
15	Method of distribution:		Syndicated

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

16	**Fixed Rate Note Provisions**		Applicable
	(i)	Rate of Interest:	16.50 per cent. per annum payable annually in arrears
	(ii)	Interest Payment Date(s):	17 August in each year commencing on 17 August 2007 and ending on the Maturity Date
	(iii)	Fixed Coupon Amounts(s):	TRY 165 per TRY 1,000 in nominal amount
	(iv)	Broken Amount:	Not Applicable
	(v)	Day Count Fraction (Condition 1(a)):	Actual/Actual-ICMA
	(vi)	Determination Date(s) (Condition 1(a)):	Not Applicable
	(vii)	Other terms relating to the method of calculating interest for Fixed Rate Notes:	Not Applicable
17	**Floating Rate Provisions**		Not Applicable
18	**Zero Coupon Note Provisions**		Not Applicable
19	**Index Linked Interest Note Provisions**		Not Applicable
20	**Equity Linked Interest Note Provisions**		Not Applicable
21	**Dual Currency Note Provisions**		Not Applicable

PROVISIONS RELATING TO REDEMPTION

22	**Call Option**	Not Applicable
23	**Put Option**	Not Applicable
24	**Final Redemption Amount (all Notes except Equity Linked Redemption Notes and Index Linked Redemption Notes) of Each Note**	TRY 1,000 per Note of TRY 1,000 Specified Denomination
25	**Final Redemption Amount (Equity Linked Redemption Notes)**	Not Applicable
26	**Final Redemption Amount (Index Linked Redemption Notes)**	Not Applicable
27	**Early Redemption Amount**	

(i)	Early Redemption Amount(s) of each Note payable on redemption for taxation reasons (Condition 7(c)) or an event of default (Condition 13) and/or the method of calculating the same (if required or if different from that set out in the Conditions):	Yes, as set out in Conditions
(ii)	Redemption for taxation reasons permitted on days other than Interest Payment Dates (Condition 7(c)):	Yes
(iii)	Unmatured Coupons to become void upon early redemption (Bearer Notes only) (Condition 10(f)):	Yes
(iv)	Early Redemption Amount of each Note payable on redemption pursuant to Condition 7(g):	Not Applicable

GENERAL PROVISIONS APPLICABLE TO THE NOTES

28	**Form of Notes**	Bearer Notes
	Temporary or permanent Global Note/Certificate:	Temporary Global Note exchangeable for a Permanent Global Note which is exchangeable for Definitive Notes in the limited circumstances specified in the Permanent Global Note.
29	Financial Centre(s) (Condition 10(h)) or other special provisions relating to payment dates:	London, Istanbul, Target
30	Talons for future Coupons or Receipts to be attached to Definitive Notes (and dates on which such Talons mature):	No
31	Details relating to Partly Paid Notes: amount of each payment comprising the Issue Price and date on which each payment is to be made and consequences (if any) of failure to pay, including any right of the Issuer to forfeit the Notes and interest due on late payment:	Not Applicable
32	Details relating to Instalment Notes:	Not Applicable
33	Redenomination, renominalisation and reconventioning provisions:	Not Applicable
34	Consolidation provisions:	Not Applicable
35	Other terms or special conditions:	So long as Bearer Notes are represented by a temporary Global Note or a Permanent Global

Note and the temporary Global Note or the Permanent Global Note is held on behalf of Euroclear, Clearstream, Luxembourg or any other clearing system, notwithstanding Condition 17, notices to Noteholders may be given by delivery of the relevant notice to that clearing system for communication by it to entitled accountholders. Any notice thus delivered to that clearing system shall be deemed to have been given to the Noteholders on the day on which that notice is delivered to the clearing system.

DISTRIBUTION

36	(i)	If syndicated, names and addresses of Managers:	Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank International) Thames Court 1 Queenhithe London EC4V 3RL, United Kingdom The Toronto-Dominion Bank Triton Court 14/18 Finsbury Square London EC2A 1DB, United Kingdom
	(ii)	Stabilising Manager (if any):	The Toronto-Dominion Bank
	(iii)	Dealers' Commission:	1.00 per cent. selling concession 0.625 per cent. combined management and underwriting commission
37		If non-syndicated, name and address of Dealer:	Not Applicable
38		Applicable TEFRA exemption:	D Rules
39		Additional selling restrictions:	US The Notes have not been and will not be registered under the United States Securities Act of 1933, as amended (the "Securities Act") and are subject to US tax law requirements. Accordingly, Notes may not be offered, sold or delivered in the United States or to US persons except to the extent permitted by the Subscription Agreement. The Notes are not eligible for sale under Rule 144A under the Securities Act. TEFRA D; Cat. 2 are applicable as more fully specifically described in the Offering Circular. Turkey

		Pursuant to Article 15 of Decree No. 32 containing the Foreign Exchange Rules of Turkey, the purchase and sale of the Notes issued in a foreign jurisdiction by the Managers to persons resident in Turkey are permitted and are not subject to restrictions, except that the transfers relating to the purchase or sale of such Notes should be made through authorised banks or intermediary institutions authorised to carry out securities transactions according to the Capital Market Legislation of Turkey. It is not permitted to distribute any disclosure documents relating to the issue of the Notes in Turkey without observing the provisions of the Communiqué III, No. 20 of the Capital Market Board regarding the Sale of Foreign Capital Market Instruments in Turkey.
40	Subscription period:	Not Applicable

GENERAL

41	Additional steps that may only be taken following approval by an Extraordinary Resolution in accordance with Condition 14(a):	Not Applicable
42	The aggregate principal amount of Notes issued has been translated into Euro at the rate of 0.521276 producing a sum of (for Notes not denominated in Euro):	Euro 38,860,000
43	In the case of Notes listed on Eurolist by Euronext Amsterdam N.V.:	Not Applicable

LISTING AND ADMISSION TO TRADING APPLICATION

These Final Terms comprise the final terms required to list and have admitted to trading the issue of Notes described herein pursuant to the Euro 80,000,000,000 Global Medium Term Note Programme of Rabobank Nederland.

RESPONSIBILITY

The Issuer accepts responsibility for the information contained in these Final Terms.

Signed on behalf of the Issuer:

By: 
Duly authorised

PART B – OTHER INFORMATION

1 Listing

(i)	Listing:	Luxembourg
(ii)	Admission to Trading:	Application has been made for the Notes to be admitted to trading on the Luxembourg Stock Exchange with effect from 17 August 2006.
(iii)	Estimate of total expenses related to admission to trading:	EUR 1,345

2 Ratings

Rating: The Notes have been rated Aaa, AA+ and AAA by Moody's Investors Service, Fitch Ratings Ltd. and Standard & Poor's Ratings Services respectively.

3 Notification

The Netherlands Authority for the Financial Markets *(Autoriteit Financiële Markten)* has been requested to provide each of the *Commission bancaire, financiére et des assurances (CBFA)* in Belgium, *Epitroph Kefalaiagoras* in Greece, *Comisiòn Nacional del Mercado de Valores (CNMV)* in Spain, *Autorité des marchés finaciers (AMF)* in France, Irish Financial Regulatory Authority in Ireland, *Commissione Nazionale per le Società e la Borsa (CONSOB)* in Italy, *Kredittilsynet* in Norway, Financial Market Authority (FMA) in Austria, *Rahoitustarkastus* in Finland, *Finansinspektionen* in Sweden, Financial Services Authority (FSA) in the United Kingdom, *Commission de surveillance du* secteur financier (CSSF) in Luxembourg and the Bundesanstalt für Finanzdienstleistungsaufsicht (BaFin) in Germany with a certificate of approval attesting that the Offering Circular has been drawn up in accordance with the Prospectus Directive.

Notwithstanding the foregoing, no offer of Notes to the public may be made in any Relevant Member State, which requires the Issuer to undertake any action in addition to the filing of the Final Terms with the Netherlands Authority for the Financial Markets unless and until the Issuer advises such action has been taken.

4 Interests of natural and legal persons involved in the issue

Save as disclosed in the Offering Circular, so far as the Issuer is aware, no person involved in the offer of the Notes has an interest material to the offer.

5 Reasons for the offer, estimated net proceeds and total expenses

(i)	Reasons for the offer:	Banking business
(ii)	Estimated net proceeds	TRY 73,522,500
(iii)	Estimated total expenses:	TRY 1,256,250 (comprising TRY 37,500 Lead Managers' expenses and TRY 1,218,750 selling concession and combined management and underwriting commission)

6	**Yield** (*Fixed Rate Notes Only*) Indication of yield:	16.633 per cent. per annum calculated as Act/Act annual on the Issue Date The yield is calculated at the Issue Date on the basis of the Issue Price. It is NOT an indication of future yield.

7 Historic interest rates *(Floating Rate Notes only)*

Not Applicable

8 Performance of index/formula, explanation of effect on value of investment and associated risks and other information concerning the underlying *(Index-Linked Notes only)*

Not Applicable

9 Performance of rate(s) of exchange and explanation of effect on value of investment *(Dual Currency Notes only)*

Not Applicable

10 Performance of underlying, explanation of effect on value of investment and associated risks and information concerning the underlying *(Equity-Linked Notes only)*

Not Applicable

11 Operational information

(i)	ISIN Code:	XS0263850918
(ii)	Common Code:	026385091
(iii)	Fondscode:	Not Applicable
(iv)	German WKN-code:	A0GWS0
(v)	Private Placement number:	Not Applicable
(vi)	Any clearing system(s) other than Euroclear and Clearstream, Luxembourg and the relevant number(s):	Not Applicable
(vii)	Delivery:	Delivery against payment
(viii)	Names and addresses of additional or other Paying Agents (if any):	Not Applicable
(ix)	Names (and addresses) of Calculation Agent (if different from Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank International)	Not Applicable

12 General

	Tradeable Amount:	TRY 1,000
(i)		So long as the Notes are represented by a temporary Global Note or permanent Global Note, the Notes will be tradeable only in principal amounts of at least the Specified Denomination or if more than one Specified Denomination, the lowest Specified Denomination, and integral multiples of the Tradeable Amount in excess

		thereof
(ii)	Time period during which the offer is open:	Not Applicable
(iii)	Description of the application process:	Not Applicable
(iv)	Description of possibility to reduce subscriptions:	Not Applicable
(v)	Manner for refunding excess amount paid by applicants:	Not Applicable
(vi)	Minimum and/or maximum amount of application:	Not Applicable
(vii)	Method and time limit for paying up the securities and for delivery of the securities:	Not Applicable
(viii)	Manner and date in which results of the offer are to be made public:	Not Applicable
(ix)	Procedure for exercise of any right of pre-emption, the negotiability of subscription rights and the treatment of subscription rights not exercised:	Not Applicable

Final Terms

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND)
(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND) AUSTRALIA BRANCH
(Australian Business Number 70 003 917 655)
(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND) SINGAPORE BRANCH
(Singapore Company Registration Number F03634W)
(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

Euro 80,000,000,000
Global Medium-Term Note Programme
Due from seven days to perpetuity

SERIES NO: 1641A
TRANCHE NO: 1
EUR 100,000,000 6.9601 per cent. Fixed Rate to Index Linked Interest Notes 2006 due September 21, 2016

Issue Price: 100 per cent.

Dealer : CALYON

The date of these Final Terms is September 19, 2006

PART A – CONTRACTUAL TERMS

Terms used herein shall be deemed to be defined as such for the purposes of the Conditions set forth in the Offering Circular (the 'Offering Circular') dated May 31, 2006 which constitutes a base prospectus for the purposes of the Prospectus Directive (Directive 2003/71/EC) (the 'Prospectus Directive'). This document constitutes the Final Terms of the Notes described herein for the purposes of Article 5.4 of the Prospectus Directive and must be read in conjunction with the Offering Circular, as so supplemented. Full information on the Issuer and the offer of the Notes is only available on the basis of the combination of these Final Terms and the Offering Circular. The Notes will be issued on the terms of these Final Terms read together with the Offering Circular. Each Issuer accepts responsibility for the information contained in these Final Terms which, when read together with the Offering Circular, contains all information that is material in the context of the issue of the Notes. The Offering Circular is available for viewing at, and copies may be obtained from, Rabobank Nederland at Croeselaan 18, 3521 CB Utrecht, the Netherlands and the principal office in England of the Arranger and of the Paying Agent in Luxembourg and Amsterdam and www.bourse.lu.

1	Issuer:		Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland)
2	(i)	Series Number:	1641A
	(ii)	Tranche Number	1
3	Specified Currency or Currencies:		Euro ("EUR")
4	Aggregate Nominal Amount:		
	(i)	Series:	EUR 100,000,000
	(ii)	Tranche:	EUR 100,000,000
5	Issue Price:		100 per cent. of the Aggregate Nominal Amount
6	Specified Denominations:		EUR 50,000
7	(i)	Issue Date:	September 21, 2006
	(ii)	Interest Commencement Date (if different from the Issue Date):	Not Applicable
8	Maturity Date:		September 21, 2016
9	Domestic Note: (if Domestic Note, there will be no gross-up for withholding tax)		No
10	Interest Basis:		6.9601 per cent. Fixed Rate changing into Index Linked Interest (further particulars specified below)

11	Redemption/Payment Basis:	Redemption at par
12	Change of Interest or Redemption/ Payment Basis:	6.9601 per cent. Fixed Rate in respect of the interest period beginning on, and including, the Issue Date and ending on, but excluding, September 21, 2007; thereafter: Index Linked Interest in respect of the Interest Periods as defined in Part A, item 19 (vii) (further particulars specified below)
13	Put/Call Options:	Not Applicable
14	(i) Status of the Notes:	Senior
	(ii) Date approval for issuance of Notes obtained:	Not Applicable
15	Method of distribution:	Non-syndicated

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

16	**Fixed Rate Note Provisions**	Applicable
	(i) Rate(s) of Interest:	6.9601 per cent. per annum payable annually in arrear
	(ii) Interest Payment Date(s):	September 21, 2007
	(iii) Fixed Coupon Amount(s):	EUR 3,480.05 per EUR 50,000 in nominal amount (i.e. EUR 50,000 x 6.9601 per cent. x 360/360)
	(iv) Broken Amount(s):	Not Applicable
	(v) Day Count Fraction (Condition 1(a)):	30/360 (unadjusted)
	(vi) Determination Date(s) (Condition 1(a)):	Not Applicable
	(vii) Other terms relating to the method of calculating interest for Fixed Rate Notes:	Not Applicable
17	**Floating Rate Provisions**	Not Applicable

18	**Zero Coupon Note Provisions**	Not Applicable
19	**Index Linked Interest Note Provisions**	Applicable

(i)	Index/Formula:	See Appendix
(ii)	Calculation Agent responsible for calculating the Rate(s) of Interest and Interest Amount:	CALYON
(iii)	Basket:	See Appendix
(iv)	Provisions for determining Rate(s) of Interest and Interest Amount where calculated by reference to Index and/or Formula:	See Appendix.
(v)	Sponsor:	See Appendix
(vi)	Provisions for determining Coupon where calculation by reference to Index and/or Formula is impossible or impracticable:	See Appendix
(vii)	Interest Period(s) or Calculation Periods:	The period beginning on (and including) September 21, 2007 and ending on (but excluding) the first Specified Interest Payment Date and each successive period beginning on (and including) a Specified Interest Payment Date and ending on (but excluding) the next succeeding Specified Interest Payment Date
(viii)	Interest Period Date(s):	Not Applicable
(ix)	Interest Determination Date(s):	Not Applicable
(x)	Specified Interest Payment Dates:	September 21, 2008, September 21, 2009, September 21, 2010, September 21, 2011, September 21, 2012, September 21, 2013, September 21, 2014, September 21, 2015 and September 21, 2016 (defined as "Index Linked Interest Payment Date$_{(i)}$")
(xi)	Business Day Convention:	Following Business Day Convention
(xii)	Business Centre(s) (Condition 1(a)):	TARGET
(xiii)	Minimum Rate of Interest:	See Appendix
(xiv)	Maximum Rate of Interest:	See Appendix
(xv)	Day Count Fraction	30/360 (unadjusted)

		(Condition 1(a)):	
	(xvi)	Exchange:	See Appendix
	(xvii)	Related Exchange:	See Appendix
20	**Equity Linked Interest Note Provisions**		Not Applicable
21	**Dual Currency Note Provisions**		Not Applicable

PROVISIONS RELATING TO REDEMPTION

22	**Call Option**		Not Applicable
23	**Put Option**		Not Applicable
24	**Final Redemption Amount (all Notes except Equity Linked Redemption Notes and Index Linked Redemption Notes) of Each Note**		EUR 50,000 per Note of EUR 50,000 Specified Denomination
25	**Final Redemption Amount (Equity Linked Redemption Notes)**		Not Applicable
26	**Final Redemption Amount (Index Linked Redemption Notes)**		Not Applicable
27	**Early Redemption Amount**		
	(i)	Early Redemption Amount(s) of each Note payable on redemption for taxation reasons (Condition 7(c)) or an event of default (Condition 13) and/or the method of calculating the same (if required or if different from that set out in the Conditions):	Yes, as set out in the Conditions
	(ii)	Redemption for taxation reasons permitted on days other than Interest Payment Dates (Condition 7(c)):	Yes in respect of the interest period beginning on, and including, the Issue Date and ending on, but excluding, September 21, 2007; No in respect of the Interest Periods as defined in Part A, item 19 (vii) No
	(iii)	Unmatured Coupons to become void upon early redemption (Bearer Notes only) (Condition 10(f)):	Yes
	(iv)	Early Redemption Amount of each Note payable on redemption pursuant to Condition 7(g):	Not Applicable

GENERAL PROVISIONS APPLICABLE TO THE NOTES

28	**Form of Notes**	Bearer Notes

		Temporary Global Note exchangeable for a permanent Global Note which is exchangeable for Definitive Notes in the limited circumstances specified in the permanent Global Note.
29	Financial Centre(s) (Condition 10(h)) or other special provisions relating to payment dates:	TARGET, subject to Condition 10(h)(A)
30	Talons for future Coupons or Receipts to be attached to Definitive Notes (and dates on which such Talons mature):	No
31	Details relating to Partly Paid Notes: amount of each payment comprising the Issue Price and date on which each payment is to be made and consequences (if any) of failure to pay, including any right of the Issuer to forfeit the Notes and interest due on late payment:	Not Applicable
32	Details relating to Instalment Notes: Amount of each instalment, date on which each payment is to be made:	Not Applicable
33	Redenomination, renominalisation and reconventioning provisions	Not Applicable
34	Consolidation provisions:	Not Applicable
35	Other terms or special conditions:	Not Applicable

DISTRIBUTION

36	(i) If syndicated, names and addresses of Managers:	Not Applicable
	(ii) Stabilising Manager(s) (if any):	Not Applicable
	(iii) Dealers' Commission:	Not Applicable
37	If non-syndicated, name and address of Dealer:	CALYON 9 quai du Président Paul Doumer 92920 Paris la Défense Cedex France
38	Applicable TEFRA exemption:	D Rules
39	Additional selling restrictions:	Not Applicable
40	Subscription period:	Not Applicable

GENERAL

41	Additional steps that may only be taken following approval by an Extraordinary Resolution in accordance with Condition 14(a):	Not Applicable
42	The aggregate principal amount of Notes issued has been translated into Euro at the rate of [•], producing a sum of (for Notes not denominated in Euro):	Not Applicable
43	In the case of Notes listed on Eurolist by Euronext Amsterdam N.V.:	Not Applicable

LISTING AND ADMISSION TO TRADING APPLICATION

These Final Terms comprise the final terms required to list and have admitted to trading the issue of Notes described herein pursuant to the Euro 80,000,000,000 Global Medium Term Note Programme of Rabobank Nederland.

RESPONSIBILITY

The Issuer accepts responsibility for the information contained in these Final Terms.

Signed on behalf of the Issuer:

By: 

Duly authorised

PART B – OTHER INFORMATION

1 Listing

(i)	Listing:	Luxembourg
(ii)	Admission to Trading:	Application has been made for the Notes to be admitted to trading on the Luxembourg Stock Exchange with effect from September 21, 2006
(iii)	Estimate of total expenses related to admission to trading:	EUR 5,000

2 Ratings

Rating: The Notes to be issued have been rated:

S&P: AAA

Moody's: Aaa

Fitch Rating Ltd: AA+

As defined by Standard & Poor's, an AAA rating means that the Notes has the highest rating assigned by Standard & Poor's and that the Issuer's capacity to meet its financial commitment on the obligation is extremely strong. As defined by Moody's an Aaa rating means that the Notes are judged to be of the highest quality, with minimal credit risk. As defined by Fitch an AA+ rating means that the Notes are judged to be of a very high credit quality and denote expectations of low credit risk. It indicates very strong capacity for payment of financial commitments and is not significantly vulnerable to foreseeable events.

3 Notification

The Netherlands Authority for the Financial Markets (Autoriteit Financiële Markten) has provided each of the Commission bancaire, financière et des assurances (CBFA) in Belgium, Epitroph Kefalaiagoras in Greece, Comisiòn Nacional del Mercado de Valores (CNMV) in Spain, Autorité des marchés financiers (AMF) in France, Irish Financial Regulatory Authority in Ireland, Commissione Nazionale per le Società e la Borsa (CONSOB) in Italy, Kredittilsynet in Norway, Financial Market Authority (FMA) in Austria, Rahoitustarkastus in Finland, Finansinspektionen in Sweden, Financial Services Authority (FSA) in United Kingdom, Commission de surveillance du secteur financier in Luxembourg and the Bundesanstalt für Finanzdienstleistungsaufsicht (BaFin) in Germany with a certificate of approval attesting that the Offering Circular has been drawn up in accordance with the Prospectus Directive.

Notwithstanding the foregoing, no offer of Notes to the public may be made in any Relevant Member State, which requires for the Issuer to undertake any action in addition to the filing of the Final Terms with the Netherlands Authority for the Financial Markets unless and until the Issuer advises such action has been taken.

4 Interests of natural and legal persons involved in the issue

Save as disclosed in the Offering Circular, so far as the Issuer is aware, no person involved in the offer of the Notes has an interest material to the offer.

5 Reasons for the offer, estimated net proceeds and total expenses

(i)	Reasons for the offer:	Banking business
(ii)	Estimated net proceeds	EUR 100,000,000
(iii)	Estimated total expenses:	None

6 Yield

Indication of yield: Not Applicable

7 Historic interest rates

Not Applicable

8 Performance of index/formula, explanation of effect on value of investment and associated risks and other information concerning the underlying

See Appendix

9 Performance of rate[s] of exchange and explanation of effect on value of investment

Not Applicable

10 Performance of underlying, explanation of effect on value of investment and associated risks and information concerning the underlying

Not Applicable

11 Operational Information

(i)	ISIN Code:	XS0267295722
(ii)	Common Code:	26729572
(iii)	Fondscode:	Not Applicable
(iv)	German WKN-code:	Not Applicable
(v)	Private Placement number	Not Applicable
(vi)	Any clearing system(s) other than Euroclear and Clearstream, Luxembourg and the relevant number(s):	Not Applicable
(vii)	Delivery:	Delivery against payment
(viii)	Names and addresses of additional Paying/ Delivery Agent(s) (if any):	Not Applicable
(ix)	Names (and addresses) of Calculation Agent(s) (if different from Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank International))	CALYON 9 quai du Président Paul Doumer 92920 Paris la Défense Cedex France

12 General

Tradeable Amount:	EUR 50,000 So long as the Notes are represented by a temporary Global Note or permanent Global

	Note, the Notes will be tradeable only in principal amounts of at least the Specified Denomination or if more than one Specified Denomination, the lowest Specified Denomination, and integral multiples of the Tradeable Amount in excess thereof
Time period during which the offer is open:	Not Applicable
Description of the application process:	Not Applicable
Description of possibility to reduce subscriptions:	Not Applicable
Manner for refunding excess amount paid by applicants:	Not Applicable
Minimum and/or maximum amount of application:	Not Applicable
Method and time limit for paying up the securities and for delivery of the securities:	Not Applicable
Manner and date in which results of the offer are to be made public:	Not Applicable
Procedure for exercise of any right of pre-emption, the negotiability of subscription rights and the treatment of subscription rights not exercised:	Not Applicable

APPENDIX
(This Appendix forms part of the Final Terms to which it is attached)

1/ INDEX LINKED INTEREST NOTE PROVISIONS

According to item 19 "Index Linked Note Provisions", each Note bears index linked interest on its outstanding nominal amount from (and including) September 21, 2007 to (but excluding) the Maturity Date payable annually on each Specified Interest Payment Date in amounts in EUR (each an "Index Linked Interest $Amount_{(i)}$") in accordance with the following formula (and rounded to the nearest second decimal, with 0.005 and above being rounded upwards) and the Day Count Fraction:

INDEX LINKED INTEREST $AMOUNT_{(i)}$ = SPECIFIED DENOMINATION x (MAX [$FLOOR_{(i)}$; INTEREST $RATE_{(i)}$])

Where, unless the context otherwise requires, the following defined terms beginning by a capital letter shall have the meanings set forth below:

"Basket of Indices" or "Basket" means an equally weighted basket composed of each $Index_{(n)}$ specified in the schedule hereto:

$Index_{(n)}$	$Index_{(n)}$ Sponsor	Bloomberg Code	Exchange(s)	Related Exchange
Dow Jones Euro STOXX 50 Index	STOXX Limited	SX5E	The stock exchanges on which securities comprising the $Index_{(1)}$ (as determined by the $Index_{(1)}$ Sponsor from time to time) are listed	MONEP S.A. and/or Eurex Franfurt AG
Nikkei 225 Index	Nihon Keizai Shimbun, Inc.	NKY	Tokyo Stock Exchange	Osaka Securities Exchange

"Disrupted Day" means:

- in respect of the $Index_{(1)}$, any Scheduled Trading Day on which the Related Exchange fails to open for trading during its regular trading session or on which a Market Disruption Event has occurred;

- in respect of the $Index_{(2)}$, any Scheduled Trading Day on which the Exchange or the Related Exchange fails to open for trading during its regular trading session or on which a Market Disruption Event has occurred;

"Early Closure" means in respect of any $Index_{(n)}$, the closure on any Exchange Business Day of the Exchange relating to securities that comprise 20 per cent. or more of the level of the $Index_{(n)}$ or the Related Exchange prior to its Scheduled Closing Time unless such earlier closing time is announced by such Exchange or Related Exchange at least one hour prior to the earlier of (i) the actual closing time for the regular trading session on such Exchange or Related Exchange on such Exchange Business Day and (ii) the submission deadline for orders to be entered into the Exchange or Related Exchange system for execution at the Valuation Time on such Exchange Business Day;

"Exchange(s)" or "Stock Exchange(s)" means:

- in respect of each security comprising the $Index_{(1)}$ (as determined by the $Index_{(1)}$ Sponsor from time to time), the principal stock exchange on which such security is listed or any successor to such exchange or quotation system or any substitute exchange or quotation system to which trading in the securities underlying the $Index_{(1)}$ has temporarily relocated (provided that the Calculation Agent has determined that there is comparable liquidity relative to the securities underlying such $Index_{(1)}$ on such temporary substitute exchange or quotation system as on the original Exchange);

- in respect of the $Index_{(2)}$, the Tokyo Stock Exchange or any successor to such exchange or quotation system or any substitute exchange or quotation system to which trading in the shares underlying the $Index_{(2)}$ has temporarily relocated (provided that the Calculation Agent has determined that there is comparable liquidity relative to the shares underlying such $Index_{(2)}$ on such temporary substitute exchange or quotation system as on the original Exchange);

"Exchange Business Day" means:

- in respect of the $Index_{(1)}$, any Scheduled Trading Day on which the $Index_{(1)}$ Sponsor is scheduled to calculate and disseminate the $Index_{(1)}$ and the Related Exchange is scheduled to be open for trading for its respective regular trading session, notwithstanding such Related Exchange closing prior to its scheduled weekday closing time without regard to after hours or any other trading outside of the regular trading session hours;

- in respect of the $Index_{(2)}$, any Scheduled Trading Day on which the Exchange or the Related Exchange are open for trading during their respective regular trading sessions, notwithstanding any such Exchange or Related Exchange closing prior to its Scheduled Closing Time;

"Exchange Disruption" means in respect of any $Index_{(n)}$, any event (other than an Early Closure) that disrupts or impairs (as determined by the Calculation Agent) the ability of market participants in general to (i) effect transactions in, or obtain market values for, securities that comprise 20 per cent. or more of the level of the $Index_{(n)}$, on the Exchange, or (ii) to effect transactions in, or obtain market values for, futures or options contracts relating to the $Index_{(n)}$, on the Related Exchange;

"$Floor_{(i)}$ " means in respect of any Index Linked Interest $Amount_{(i)}$, either:

- 0%; or
- 6.9601% if in respect of any previous Index Linked Interest $Amount_{(i)}$ the Rate of $Interest_{(i)}$ is equal to 8%;

"i" means a series of whole numbers between 1 and 9;

"$Index_{(n)}$" means the $Index_{(1)}$ or the $Index_{(2)}$ as the case may be, each of them being calculated and disseminated by their relevant $Index_{(n)}$ Sponsor;

"$Index_{(1)}$" means the Dow Jones Euro STOXX 50 $Index^{SM}$ as calculated and disseminated by the $Index_{(1)}$ Sponsor (Bloomberg code: SX5E);

"$Index_{(2)}$" means the Nikkei 225 Index as calculated and published by the $Index_{(2)}$ Sponsor, based on the share prices of 225 shares quoted within the first section at the Tokyo Stock Exchange (Bloomberg code: NKY);

"$Index_{(n)}$ Initial Price" means, in respect of each $Index_{(n)}$ the level of the $Index_{(n)}$ determined by the Calculation Agent as of the Valuation Time on September 01, 2006 which are as follows:

- in respect of $Index_{(1)}$ 3,820.89;
- in respect of $Index_{(2)}$ 16,134.25;

"Index$_{(n)}$ Intermediary Price$_{(k)}$" means, in respect of any Index$_{(n)}$, and any Valuation Date$_{(k)}$, the official closing level of such Index$_{(n)}$ at the Valuation Time on such Valuation Date$_{(k)}$ as determined by the Calculation Agent;

"Index$_{(n)}$ Performance$_{(k)}$" means, in respect of each Index$_{(n)}$ and each Valuation Date$_{(k)}$ the performance of such Index$_{(n)}$ at the Valuation Time on the relevant Valuation Date$_{(k)}$ as determined by the Calculation Agent in accordance with the following formula:

$$\frac{\text{Index}_{(n)}\ \text{Intermediary Price}_{(k)}\ \text{Index}_{(n)} - \text{Index}_{(n)}\ \text{Initial Price}}{\text{Index}_{(n)}\ \text{Initial Price}}$$

"Index$_{(n)}$ Sponsor", **"Index$_{(1)}$ Sponsor"**, **"Index$_{(2)}$ Sponsor"**, **"Sponsor$_{(n)}$"**, **"Sponsor$_{(1)}$"** or **"Sponsor$_{(2)}$"** means individually or collectively, as the case may be:

- STOXX Limited in respect of the Index$_{(1)}$ or any successor to such index sponsor which is acceptable in the opinion of the Calculation Agent,
- Nihon Keizai Shimbun, Inc. in respect of the Index$_{(2)}$ or any successor to such index sponsor which is acceptable in the opinion of the Calculation Agent; and/or

"Indices" means collectively all the Indices comprised in the Basket (i.e. the Index$_{(1)}$ and the Index$_{(2)}$);

"Interest Rate$_{(i)}$" means:

- in respect of the Index Linked Interest Amount$_{(1)}$:

<u>**Fout! Objecten kunnen niet worden gemaakt door veldcodes te bewerken.**</u>

- in respect of the Index Linked Interest Amount$_{(2)}$:

<u>**Fout! Objecten kunnen niet worden gemaakt door veldcodes te bewerken.**</u>

- in respect of the Index Linked Interest Amount$_{(3)}$:

<u>**Fout! Objecten kunnen niet worden gemaakt door veldcodes te bewerken.**</u>

- in respect of the Index Linked Interest Amount$_{(4)}$:

$$\sum_{k=13}^{16} \text{Quarterly Coupon}(k)$$

- in respect of the Index Linked Interest Amount$_{(5)}$:

$$\sum_{k=17}^{20} \text{Quarterly Coupon}(k)$$

- in respect of the Index Linked Interest Amount$_{(6)}$:

$$\sum_{k=21}^{24} \text{Quarterly Coupon}(k)$$

- in respect of the Index Linked Interest Amount$_{(7)}$:

<u>**Fout! Objecten kunnen niet worden gemaakt door veldcodes te bewerken.**</u>

- in respect of the Index Linked Interest Amount$_{(8)}$:

$$\sum_{k=29}^{32} \text{Quarterly Coupon}(k)$$

- in respect of the Index Linked Interest Amount$_{(9)}$:

$$\sum_{k=33}^{36} \text{Quarterly Coupon}(k)$$

"k" means a series of whole numbers between 1 and 36;

"Market Disruption Event" means in respect of any Index$_{(n)}$, the occurrence or existence of (i) a Trading Disruption, (ii) an Exchange Disruption, which in either case the Calculation Agent determines is material, at any time during the one hour period that ends at the Valuation Time or (iii) an Early Closure.
For the purposes of determining whether a Market Disruption Event in respect of an Index$_{(n)}$ exists at any time, if a Market Disruption Event occurs in respect of a security included in the Index$_{(n)}$ at any time, then the relevant percentage contribution of that security to the level of the Index$_{(n)}$ shall be based on a comparison of (x) the portion of the level of the Index$_{(n)}$ attributable to that security and (y) the overall level of the Index$_{(n)}$, in each case immediately before the occurrence of such Market Disruption Event;

The Calculation Agent shall as soon as reasonably practicable under the circumstances notify the Issuer of the existence or occurrence of a Market Disruption Event on the day that but for the occurrence or existence of a Market Disruption Event would have been a Valuation Date$_{(k)}$;

"n" means a series of whole numbers between 1 and 2;

"Quarterly Coupon$_{(k)}$ " means in respect of any Valuation Date$_{(k)}$ the performance the percentage as determined by the Calculation Agent in accordance with the following formula:

$$\text{Max } [0\% \ ; \ \frac{1}{2} \times \sum_{n=1}^{2} \text{Min } (2\%; \text{Index}(n) \text{ Performance}(k)) \ ]$$

"Related Exchange(s)" means:

- in respect of the Index$_{(1)}$, the Marché des Options Négociables de Paris S.A. (MONEP S.A.) and/or Eurex Frankfurt AG or any successor exchange(s) or any successor to such exchange(s) or quotation system(s) or any substitute exchange or quotation system to which trading in futures or options contracts relating to the Index$_{(1)}$ has temporarily relocated (provided that the Calculation Agent has determined that there is comparable liquidity relative to the futures or options contracts relating to such Index$_{(1)}$ on such temporary substitute exchange or quotation system as on the original Related Exchange);

- respect of the Index$_{(2)}$, the Osaka Securities Exchange or any successor to such exchange or quotation system or any substitute exchange or quotation system to which trading in futures or options contracts relating to the Index$_{(2)}$ has temporarily relocated (provided that the Calculation Agent has determined that there is comparable liquidity relative to the futures or options contracts relating to such Index$_{(2)}$ on such temporary substitute exchange or quotation system as on the original Related Exchange);

"Scheduled Closing Time" means:

- in respect of the $Index_{(1)}$, in respect of each security comprising the $Index_{(1)}$, the scheduled weekday closing time of the Exchange without regard to after hours or any other trading outside of the regular trading session hours;

- in respect of the $Index_{(2)}$, in respect of a Scheduled Trading Day, the scheduled weekday closing time of the Exchange or, as the case may be, the Related Exchange on such Scheduled Trading Day, without regard to after hours or any other trading outside of the regular trading session hours;

"Scheduled Trading Day" means:

- in respect of the $Index_{(1)}$, any day on which the $Index_{(1)}$ Sponsor is scheduled to calculate and disseminate the $Index_{(1)}$ and the Related Exchange is scheduled to be open for trading for its respective regular trading session;

- in respect of the $Index_{(2)}$, any day on which the Exchange and the Related Exchange are scheduled to be open for trading for their respective regular trading sessions;

"Trading Disruption" means in respect of any $Index_{(n)}$, any suspension of or limitation imposed on trading by the Exchange or Related Exchange or otherwise and whether by reason of movements in price exceeding limits permitted by the Exchange or Related Exchange or otherwise (i) relating to securities that comprise 20 per cent. or more of the level of the $Index_{(n)}$, on the Exchange, or (ii) in futures or options contracts relating to the $Index_{(n)}$, on the Related Exchange;

"Valuation $Date_{(k)}$" means December 14, 2007, March 14, 2008, June 14, 2008, September 14, 2008, December 14, 2008, March 14, 2009, June 14, 2009, September 14, 2009, December 14, 2009, March 14, 2010, June 14, 2010, September 14, 2010, December 14, 2010, March 14, 2011, June 14, 2011, September 14, 2011, December 14, 2011, March 14, 2012, June 14, 2012, September 14, 2012, December 14, 2012, March 14, 2013, June 14, 2013, September 14, 2013, December 14, 2013, March 14, 2014, June 14, 2014, September 14, 2014, December 14, 2014, March 14, 2015, June 14, 2015, September 14, 2015, December 14, 2015, March 14, 2016, June 14, 2016, and September 14, 2016, (being provided that if any Valuation $Date_{(k)}$ is not a Scheduled Trading Day for all the Indices, such Valuation $Date_{(k)}$ for all the Indices shall be deemed to be the next following Scheduled Trading Day (the "Scheduled Valuation $Date_{(k)}$")), unless such day(s) is/are a Disrupted Day.
If the Scheduled Valuation $Date_{(k)}$ is a Disrupted Day in respect of any $Index_{(n)}$ (being hereafter referred as the "Affected Index"), then the Valuation $Date_{(k)}$ for the other Index comprised in the Basket not affected by a Market Disruption Event shall be the Scheduled Valuation $Date_{(k)}$ and the Valuation $Date_{(k)}$ for the Affected Index shall be the first succeeding Scheduled Trading Day that is not a Disrupted Day, unless each of the two Scheduled Trading Days immediately following the Scheduled Valuation $Date_{(k)}$ is a Disrupted Day.
In that case, (i) that second Scheduled Trading Day shall be deemed to be the Valuation $Date_{(k)}$ for the Affected Index, notwithstanding the fact that such day is a Disrupted Day, and (ii) the Calculation Agent shall determine the level of the Affected Index as of the Valuation Time on that second Scheduled Trading Day in accordance with the formula for and method of calculating the Affected Index last in effect prior to the occurrence of the first Disrupted Day using the price as of the Valuation Time on that second Scheduled Trading Day of each security comprised in the Affected Index (or, if an event giving rise to a Disrupted Day has occurred in respect of the relevant security that second Scheduled Trading Day, its good faith estimate of the value for the relevant security)

"Valuation Time" means:

- in respect of the $Index_{(1)}$, the time of calculation and dissemination of the closing value of the $Index_{(1)}$ via a summary message by the $Index_{(1)}$ Sponsor;

- in respect of the $Index_{(2)}$, the scheduled weekday closing time of the Exchange or the Related Exchange without regard to after hours or any other trading outside of the regular trading session hours;

2/ ADJUSTMENTS, CORRECTIONS AND MODIFICATIONS AFFECTING ANY $INDEX_{(N)}$

Upon the occurrence of certain events affecting any $Index_{(n)}$ Sponsor and/or any $Index_{(n)}$ (more described below) the Calculation Agent may make the following adjustments or determine the consequences of such event(s) under the Notes as described below.

To make such adjustments or determine such consequences, the Calculation Agent may (but need not) (i) determine the appropriate adjustment(s) or consequences under the Notes by reference to the adjustment(s) made by the relevant authority of the Related Exchange (using the method of adjustment and calculations elected by such Related Exchange or the consequences elected by the Related Exchange to take into account the occurrence of the event) or (ii) apply the provisions set forth below.

A- ADJUSTMENTS TO ANY $INDEX_{(N)}$

(1) If any $Index_{(n)}$ is (i) not calculated and announced by the $Index_{(n)}$ Sponsor, but is calculated and announced by a successor sponsor acceptable to the Calculation Agent or (ii) replaced by a successor index using, in the determination of the Calculation Agent, the same or a substantially similar formula for and method of calculation as used in the calculation of the $Index_{(n)}$, then that index (the "Successor Index") will be deemed to be the $Index_{(n)}$.

(2) If on or prior to the last Valuation $Date_{(k)}$, the $Index_{(n)}$ Sponsor announces that it will make a material change in the formula for or the method of calculating the $Index_{(n)}$ or in any other way materially modifies the $Index_{(n)}$ (other than a modification prescribed in that formula or method to maintain the $Index_{(n)}$ in the event of changes in constituent stock and capitalisation and other routine events) (an "Index Modification"), then the Calculation Agent shall elect either:

(i) to replace the $Index_{(n)}$ by the index with a modified method of calculating, multiplied, if necessary, by a linking coefficient and to determine accordingly the $Index_{(n)}$ Intermediary $Price_{(k)}$; or

(ii) to determine the $Index_{(n)}$ Intermediary $Price_{(k)}$ using, in lieu of a published level of the $Index_{(n)}$, the level for that $Index_{(n)}$ as at each Valuation $Date_{(k)}$ as determined by the Calculation Agent in accordance with the formula for and method of calculating the $Index_{(n)}$ last in effect prior to the change, but using only those securities that comprised the $Index_{(n)}$ immediately prior to the Index Modification;

(3) If on or prior to the last Valuation $Date_{(k)}$, any $Index_{(n)}$ Sponsor fails to calculate and announce the $Index_{(n)}$ (an "Index Disruption"), then the Calculation Agent shall determine the $Index_{(n)}$ Intermediary $Price_{(k)}$ using, in lieu of a published level of the $Index_{(n)}$, the level for that $Index_{(n)}$ as at each Valuation $Date_{(k)}$ as determined by the Calculation Agent in accordance with the formula for and method of calculating the $Index_{(n)}$ last in effect prior to the change, but using only those securities that comprised the $Index_{(n)}$ immediately prior to the Index Disruption.

B- CORRECTION OF ANY $INDEX_{(N)}$

In the event that any level published on the Exchange or by any $Index_{(n)}$ Sponsor and which is utilized for the determination of the $Index_{(n)}$ Intermediary $Price_{(k)}$ is subsequently corrected and the correction is published by the Exchange or the $Index_{(n)}$ Sponsor not later than the second Business Day immediately preceding the Index Linked Interest Payment $Date_{(i)}$ (or the date fixed for redemption in the case of early redemption), then the corrected level of the $Index_{(n)}$ will be utilized for the purposes of the determination of the $Index_{(n)}$ Intermediary $Price_{(k)}$. If no such case, the Calculation Agent won't take into account this correction.

Noteholders shall not be entitled to make any claim against the Issuer, the Guarantor or the Calculation Agent in the case where any $Index_{(n)}$ Sponsor will have made any error, omission or other incorrect statement in connection with the calculation and public announcement of the $Index_{(n)}$.

C- CANCELLATION OF ANY $INDEX_{(N)}$

If, at any time from the Issue Date to the last Valuation $Date_{(k)}$ (a) any $Index_{(n)}$ Sponsor (or any successor sponsor acceptable to the Calculation Agent) permanently cancels the $Index_{(n)}$ and no Successor Index exists or (b) the successor sponsor to calculate and disseminate the $Index_{(n)}$ is unacceptable in the opinion of the Calculation Agent, then the Issuer, after consultation with the Calculation Agent, will request the Calculation Agent to calculate from the last quotation day of the $Index_{(n)}$ (or, as the case may be, the replacement day of the $Index_{(n)}$ Sponsor by a successor sponsor unacceptable to the Calculation Agent) to the last Valuation $Date_{(k)}$ a synthetic index in replacement of the $Index_{(n)}$ in accordance with the formula for and method of calculating that $Index_{(n)}$ last in effect prior to that definitive cancellation of the $Index_{(n)}$, but using only those securities that comprised that $Index_{(n)}$ immediately prior to that definitive cancellation of the $Index_{(n)}$ or, as the case may be, the replacement day of the $Index_{(n)}$ Sponsor by a successor sponsor unacceptable to the Calculation Agent (other than those securities that have since ceased to be listed on the Exchange) and to determine accordingly the $Index_{(n)}$ Intermediary Price(s) $_{(k)}$, being provided that in such case the Maturity Date will stay unchanged;

The Issuer shall as soon as practicable give notice to the Noteholders through their paying agent (i.e. Clearstream Banking, société anonyme or Euroclear Bank SA/NV) in accordance with Condition 17, stating the occurrence of such event, giving details thereof and the determinations made in relation thereto.

3/ CALCULATION BINDING

The calculations and determinations of the Calculation Agent shall (save in the case of manifest error) be final and binding upon all parties. The Calculation Agent shall have no responsibility for good faith errors or omissions in the calculations and determinations of the Index Linked Interest $Amount_{(1)}$, or as the case may be the Early Redemption Amount.

4/ INFORMATION RELATING TO THE $INDEX_{(1)}$

The information contained in the Final Terms with respect to the Index consists of extracts from Bloomberg Data Base and documents available on the STOXX Limited web site

(www.stoxx.com). CALYON accepts responsibility for the accuracy of such extraction or summarisation but accepts no further or other responsibility of such information.

Description

The Dow Jones Euro STOXX 50 (Price) Index is a free float market capitalisation weighted index of 50 European blue-chip stocks from those countries participating in the EMU. The equities use free float shares in the index calculation. (Bloomberg code: STOXX50E).

Dissemination method

1. CALCULATION MODEL

1.1 Input Data Specification

The index calculation is based on the following:

- Real time stock prices.
- Real time currency rates.
- Number of shares for each stock class.

1.2 Input Data Sources

The input data are obtained from several reliable sources, including:
- Respective exchanges / systems.
- Regulatory agencies.
- Companies involved.
- Other service providers.

1.3 Input Data Monitoring

STOXX Limited implements various verification and audit procedures to ensure that the real time stock
price and currency rate input-data feeds are of the highest accuracy, consistency and quality:

- Data filters.
- Quality assurance tools.
- Verification against secondary sources.

1.4 Input Data Corrections

STOXX Limited makes every effort to prevent erroneous input data from affecting the real time indexes. Any incorrect or missing data – e.g. stock prices, currency rates, number of shares and corporate actions – are corrected immediately.

However, as the index is calculated in real time, an incorrect index value will not be retroactively corrected.
1.5 Index Formula

The indexes are calculated with the Laspeyres formula below:

$$\text{Index}_t = \frac{\sum_{i=1}^{n} p_{it} \cdot q_{it} \cdot X_{it}^{EURO} \cdot f_{it})}{C_t \cdot \sum_{i=1}^{n} (P_{i0} \cdot X_{i0}^{EURO})} \cdot \text{base value}$$

$$= \frac{M_t}{B_t} \cdot \text{Base value}$$

The divisor (D_t) is different for the price and total return indexes because of the different dividend treatments.

The formula can be simplified as follows:

$$\text{Index}_t = \frac{M_t}{D_t}$$

$$D_t = \frac{B_t}{\text{basevalue}} = \text{divisor at time (t)}$$

n = number of stocks in the index
P_{i0} = closing price of stock (i) at the base date (December 31, 1991)

q_{i0} = number of shares of company (i) at the base date (December 31, 1991)
p_{it} = price of stock (i) at time (t)

q_{it} = number of shares of company (i) at time (t)
f_{it} = free float factor of company (i) at time (t)

C_t = adjustment factor for the base date market capitalization

t = time the index is computed

M_t = market capitalization of the index at time (t)

B_t = adjusted base date market capitalization of the index at time (t)
X_{it}^{EURO} = cross rate: domestic currency in euros of company (i) at time (t) {applies only for companies that are not traded in euros}

base value = 1,000 for blue chip indexes and 100 for all other indexes on the base date; i.e. December 31, 1991

1.6 Index Dissemination Period

The index dissemination period begins when the first major exchange / system in the regional universe opens for trading, as specified by their trading hours. The actual dissemination of an index is triggered when the first opening stock price for a component in that index is received.

The index dissemination period ends when the last major exchange / system closes, as specified.

1.7 Real Time Dissemination

The euro-denominated price indexes – excluding the industry group indexes – are disseminated every
15 seconds during the index dissemination period.

1.8 Day End Dissemination

All indexes are disseminated at the end of the index dissemination period.
Dissemination: data vendors, daily e-mail service and stoxx.com.

1.9 Daily Open Quotations

The daily open quotations for the real time indexes are based on the respective opening stock prices
and the latest respective currency rates when the prices are received.
The daily open quotation is disseminated as soon as all the respective opening stock prices have been received

Country Exchange	System	Opening Time (CET)	Closing Time (CET)
Austria	Xetra	09:15	17:30
Belgium	EURONEXT	09:30	17:00
Denmark	Copenhagen	09:00	17:00
Finland	Helsinki	09:00	17:00
France	EURONEXT	09:00	17:35
Germany	Xetra	09:00	20:00
Greece	Athens	09:45	12:30
Ireland	Xetra	09:00	18:15
Italy	Milan	09:15	17:30
Netherlands	EURONEXT	09:00	17:00
Norway	Oslo	10:00	16:00
Portugal	Lisbon	10:30	17:30
Spain	SIBE	09:00	17:35
Sweden	Stockholm	09:30	17:30
Switzerland	SWX	09:00	17:00
United Kingdom	London	09:00	17:30

1.10 Daily Index Settlement Values

The daily index settlement values for the real time indexes are calculated as the average of the respective 41 index values disseminated between 11:50:00 CET and 12:00:00 CET. This is the same procedure used to calculate the index settlement values for the index based exchange traded derivatives on the settlement dates.

1.11 Daily Key Index Values & Performance Data

The key index values and performance data for the Dow Jones STOXX^{SM} 600 and Dow Jones EURO STOXX^{SM} price indexes are calculated daily at the end of the index dissemination period. They include the previous closing, current opening, high, low and most recent closing index values, and the corresponding year-to-date performances, where appropriate.

1.12 Index Dissemination Period

The index dissemination period begins when the first major exchange / system in the regional universe opens for trading, as specified by their trading hours. The actual dissemination of an index is triggered when the first opening stock price for a component in that index is received.
The index dissemination period ends when the last major exchange / system closes, as specified.

Country	Trading System	Open	Price Type	Close	Price Type
United Kingdom	London	09:00 CET	Opening Auction	17:30 CET	Closing Auction
Germany	Xetra	09:00 CET	Opening Auction	20:00 CET	Closing Auction
France	Euronext	09:00 CET	Opening Auction	17:35 CET	Closing Auction
Netherlands	Euronext	09:00 CET	First Trade	17:00 CET	Last Trade
Italy	Milan	09:30 CET	First Trade	17:30 CET	Last Trade
Spain	SIBE	09:00 CET	Opening Auction	17:35 CET	Closing Auction
Switzerland	SWX Swiss Exchange	09:00 CET	First Trade	17:00 CET	Closing Auction
Belgium	Euronext	09:00 CET	First Trade	17:00 CET	Last Trade
Finland	Helsinki	09:00 CET	First Trade	17:00 CET	Last Trade
Sweden	Stockholm	09:30 CET	First Trade	20:00 CET	Closing Auction
Austria	Xetra	09:15 CET	Opening Auction	17:30 CET	Closing Auction
Denmark	Copenhagen	09:00 CET	First Trade	17:00 CET	Last Trade
Portugal	Lisbon	10:30 CET	First Trade	17:30 CET	Last Trade
Ireland	Xetra	09:00 CET	Opening Auction	18:15 CET	Closing Auction
Greece	Athens	09:30 CET	First Trade	13:15 CET	Last Trade
Norway	Oslo	10:00 CET	First Trade	16:00 CET	Last Trade

1.13 Index Divisor Adjustment

The index divisors are adjusted due to corporate actions:

$$D_{t+1} = D_t \cdot \frac{\sum (p_{it} \cdot q_{it} \cdot f_{it}) \pm \Delta MC_{t+1}}{\sum (p_{it} \cdot q_{it} \cdot f_{it})}$$

Where:

D_t = Divisor at time (t)

D_{t+1} = Divisor at time (t+1)

P_{it} = Stock price of company (i) at time (t)

f_{it} = Free float factor of company (i) at time (t)

q_{it} = Number of shares of company (i) at time (t)

ΔMC_{t+1} = For companies with corporate actions effective at time (t+1), free float market capitalisation calculated with adjusted closing prices and new

number of shares at time (t+1) minus free float market capitalisation calculated with closing prices and number of shares at time (t)

For the corporate actions listed below, the following assumptions apply:

Corporate action	Divisor
> Shareholders will receive 'B' new shares for every 'A' share held (where applicable) > If the new shares have a dividend disadvantage – i.e. the new shares have a different dividend from the old shares – the price for these new shares will be adjusted accordingly	
1. Cash dividend (applied to total return indexes only) Adjusted price = closing price – dividend announced by the company * (1 – withholding tax)	**Divisor ↓**
2. Special cash dividend (applied to price and total return indexes) Adjusted price = closing price – dividend announced by the company * (1 – withholding tax)	**Divisor ↓**
3. Split and reverse split Adjusted price = closing price * A / B New number of shares = old number of shares * B / A	**Divisor ↔**
4. Rights offering Adjusted price = (closing price * A + subscription price * B) / (A + B) New number of shares = old number of shares * (A + B) / A	**Divisor ↑**
5. Stock dividend Adjusted price = closing price * A / (A + B) New number of shares = old number of shares * (A + B) / A	**Divisor ↔**
6. Stock dividend of another company Adjusted price = (closing price * A – price of the other company * B) / A	**Divisor ↓**
7. Return of capital and share consolidation Adjusted price = [closing price – dividend announced by company * (1 – withholding tax)] * A / B New number of shares = old number of shares * B / A	**Divisor ↓**
8. Repurchase shares/self tender Adjusted price = [(price before tender * old number of shares) – (tender price * number of tendered shares)] / (old number of shares – number of tendered shares) New number of shares = old number of shares – number of tendered shares	**Divisor ↓**
9. Spin-Off Adjusted price = (closing price * A – price of spun-off shares * B) / A	**Divisor ↓**
10. Combination stock distribution (dividend or split) and rights offering For the above corporate action, the following additional assumptions apply: > Shareholders receive B new shares from the distribution and C new shares from the rights offering for every A shares held. > If A is not equal to one share, all the following 'new number of shares' formulae need to be divided by A:	

– if rights are applicable after stock distribution (one action applicable to other) Divisor Adjusted price = [closing price * A + subscription price * C * (1 + B / A)] / [(A + B) * (1 + C / A)] New number of shares = old number of shares * [(A + B) * (1 + C / A)] / A	**Divisor ↑**
– if stock distribution is applicable after rights (one action applicable to other) Divisor Adjusted price = [closing price * A + subscription price * C] / [(A + C) * (1 + B / A)] New number of shares = old number of shares * [(A + C) * (1 + B / A)]	**Divisor ↑**
– stock distribution and rights (neither action is applicable to the other) Divisor Adjusted price = [closing price * A + subscription price * C] / [A + B + C] New number of shares = old number of shares * [A + B + C] / A	**Divisor ↑**

1.14 Index Divisor Correction

The correction procedures for incorrect index divisors are:

> If discovered within five days: Immediate correction

> If discovered after five days: Immediate correction only if deemed significant by the Dow Jones STOXX Supervisory Board and if the correction is feasible.

Index components *(source: Bloomberg data system as of July 26, 2006)*

Bloomberg Code		
AABA NA Equity	ABN AMRO HOLDING NV	2,2021%
ACA FP Equity	CREDIT AGRICOLE SA	1,1259%
AGN NA Equity	AEGON NV	1,0141%
AH NA Equity	KONINKLIJKE AHOLD NV	0,5808%
AI FP Equity	AIR LIQUIDE	0,9833%
ALBK ID Equity	ALLIED IRISH BANKS PLC	0,9202%
ALV GY Equity	ALLIANZ AG-REG	2,658%
BAS GY Equity	BASF AG	1,7339%
BAY GY Equity	BAYER AG	1,5376%
BBVA SQ Equity	BANCO BILBAO VIZCAYA ARGENTA	3,024%
BN FP Equity	GROUPE DANONE	1,3405%
BNP FP Equity	BNP PARIBAS	3,52%
CA FP Equity	CARREFOUR SA	1,5894%
CGE FP Equity	ALCATEL SA	0,6435%
CS FP Equity	AXA	2,5017%
DBK GY Equity	DEUTSCHE BANK AG-REGISTERED	2,4727%
DCX GY Equity	DAIMLERCHRYSLER AG-REG	2,0099%
DTE GY Equity	DEUTSCHE TELEKOM AG-REG	1,8117%
ELE SQ Equity	ENDESA SA	1,2422%
ENEL IM Equity	ENEL SPA	1,5322%

ENI IM Equity	ENI SPA	3,1725%
EOA GY Equity	E.ON AG	3,4695%
FORA NA Equity	FORTIS	1,9064%
FP FP Equity	TOTAL SA	6,6333%
FTE FP Equity	FRANCE TELECOM SA	1,5181%
G IM Equity	ASSICURAZIONI GENERALI	1,6534%
GLE FP Equity	SOCIETE GENERALE	2,492%
IBE SQ Equity	IBERDROLA SA	1,1817%
INGA NA Equity	ING GROEP NV-CVA	3,232%
LG FP Equity	LAFARGE SA	0,7983%
MC FP Equity	LVMH MOET HENNESSY LOUIS VUI	1,0648%
MUV2 GY Equity	MUENCHENER RUECKVER AG-REG	1,1948%
NOK1V FH Equity	NOKIA OYJ	3,3457%
OR FP Equity	L'OREAL	1,0455%
PHIA NA Equity	PHILIPS ELECTRONICS NV	1,6095%
REP SQ Equity	REPSOL YPF SA	1,1727%
RNO FP Equity	RENAULT SA	0,8786%
RWE GY Equity	RWE AG	1,6805%
SAN FP Equity	SANOFI-AVENTIS	4,3322%
SAN SQ Equity	BANCO SANTANDER CENTRAL HISP	3,9134%
SAP GY Equity	SAP AG	1,671%
SGO FP Equity	COMPAGNIE DE SAINT-GOBAIN	1,0266%
SIE GY Equity	SIEMENS AG-REG	2,8002%
SPI IM Equity	SANPAOLO IMI SPA	0,81%
SZE FP Equity	SUEZ SA	2,0212%
TEF SQ Equity	TELEFONICA SA	3,0822%
TIT IM Equity	TELECOM ITALIA SPA	1,2195%
UC IM Equity	UNICREDITO ITALIANO SPA	3,3145%
UNA NA Equity	UNILEVER NV-CVA	1,6886%
VIV FP Equity	VIVENDI	1,6278%

Index price development (source: Bloomberg data system as of September 19, 2006)

	Low	High
2003	1,849.64	2,760.66
2004	2,580.04	2,959.71
2005	2924.01	3616.33
January 2006	3,532.68	3,691.41
February 2006	3,671.37	3,840.56
March 2006	3,727.96	3,874.61
January 2006	3,532.68	3,691.41
February 2006	3,671.37	3,840.56
March 2006	3,727.96	3,874.61
April 2006	3,770.79	3,888.46
May 2006	3,539.77	3,890.94
June 2006	3,408.02	3,648.92
July 2006	3,492.11	3,710.60
August 2006	3,640.60	3,817.86

As of September 18, 2006 the closing level of the Index was 3,808.47

DISCLAIMER FROM STOXX LIMITED

STOXX and Dow Jones have no relationship to CALYON, other than the licensing of CALYON to insert name of the Dow Jones Euro Stoxx 50 Dow Jones Euro Stoxx 50 Index and the related trademarks for use in connection with the Notes.

STOXX and Dow Jones do not:

- Sponsor, endorse, sell or promote the Notes.
- Recommend that any person invest in the Notes or any other securities.
- Have any responsibility or liability for or make any decisions about the timing, amount or pricing of the Notes.
- Have any responsibility or liability for the administration, management or marketing of the Notes.
- Consider the needs of the Notes or the owners of the Notes in determining, composing or calculating the Dow Jones Euro Stoxx 50 Index or have any obligation to do so.

STOXX and Dow Jones will not have any liability in connection with the Notes. Specifically,

- **STOXX and Dow Jones do not make any warranty, express or implied and disclaim any and all warranty about:**
  - **The results to be obtained by the Notes, the owner of the Notes or any other person in connection with the use of the Dow Jones Euro Stoxx 50 Index and the data included in the Dow Jones Euro Stoxx 50 Index;**
  - **The accuracy or completeness of the Dow Jones Euro Stoxx 50 Index and its data;**
  - **The merchantability and the fitness for a particular purpose or use of the Dow Jones Euro Stoxx 50 Index and its data;**
- **STOXX and Dow Jones will have no liability for any errors, omissions or interruptions in the Dow Jones Euro Stoxx 50 Index or its data;**
- **Under no circumstances will STOXX or Dow Jones be liable for any lost profits or indirect, punitive, special or consequential damages or losses, even if STOXX or Dow Jones knows that they might occur.**

The licensing agreement between CALYON and STOXX is solely for their benefit and not for the benefit of the owners of the Notes or any other third parties.

5/ INFORMATION RELATING TO THE NIKKEI 225 INDEX

The information contained in the Final Terms with respect to the Index$_{(2)}$ consists of extracts from Bloomberg Data Base. The Issuer accepts responsibility for the accuracy of such extraction or summarisation but accepts no further or other responsibility of such information.

Description

Unless otherwise stated, all information herein relating to the Nikkei 225 has been derived from publicly available sources. Such information reflects the policies of Nihon Keizai Shimbun, Inc. ("**Nikkei**") as of the date hereof as stated in such sources; such policies are subject to change at the discretion of Nikkei.

The Nikkei 225 is a stock index calculated, published and disseminated by Nikkei that measures the composite price performance of selected Japanese stocks. The Nikkei 225 is currently based on 225 underlying stocks listed in the First Section on the Tokyo Stock Exchange ("**TSE**") representing a broad cross-section of Japanese industries. Stocks listed in the First Section are among the most actively traded stocks on the TSE.
While Nikkei currently employs the following methodology to calculate the Nikkei 225, no assurance can be given that Nikkei will not modify or change such methodology in a manner that may affect the Index-Linked Interest Amounts or any other amount payable in respect of the Notes.

The Nikkei 225 is a modified, price-weighted index (*i.e.*, an underlying stock's weight in the index is based on its price per share rather than the total market capitalisation of the issuer) which is calculated by (i) multiplying the per share price of each underlying stock by the corresponding multiplier for such underlying stock (a "**Multiplier**"), (ii) calculating the sum of all these products and (iii) dividing such sum by a divisor (the "**Divisor**"). The Divisor, initially set in 1949 at 225, was 21.987 as of July 9, 2002 and is subject to adjustments as set forth below. Each Multiplier is computed by dividing yen 50 by the par value of the relevant underlying stock, so that the share price of each underlying stock when multiplied by its Multiplier corresponds to a share price based on a uniform par value of yen 50. The par value stock system was abolished with effect as of October 1, 2001. With effect from such date presumed par values determined by Nikkei are used in the computation of each Multiplier. The presumed par value of each underlying stock in use as of September 30, 2001 was set at the par value of such stock as of such date. The stock prices used in the calculation of the Nikkei 225 are those reported by the TSE. The level of the Nikkei 225 is calculated once per minute during TSE trading hours.

In order to maintain continuity in the level of the Nikkei 225 in the event of certain changes due to non-market factors affecting the underlying stocks, such as the addition or deletion of underlying stocks, substitution of stocks, stock dividends or stock splits, the Divisor used in calculating the Nikkei 225 is adjusted in order that the level of the Nikkei 225 is not altered in an uncoordinated way and thereby lacks continuity. Thereafter, the Divisor remains at the new value until a further adjustment is necessary as the result of another change. As a result of such change affecting any underlying stock, the Divisor is adjusted in such a way that the sum of all share prices immediately after such change multiplied by the applicable Multiplier and divided by the new Divisor (*i.e.*, the level of the Nikkei 225 immediately after such change) will equal the level of the Nikkei 225 immediately prior to the change.

Underlying stocks may be deleted or added by Nikkei. The underlying stocks shall be, in general, reconsidered once a year, on the first business day of October, pursuant to the periodic reconsideration standard set up by Nikkei (a new standard for selecting stocks for "Nikkei Stock Average" was published on April 15, 2000 and partial revisions to such standard were announced on December 18, 2000 and became effective on March 1, 2001).

There is no upper limit to the number of stocks to be replaced under the periodic reconsideration. Further, other than the periodic reconsideration, any stock becoming ineligible for listing in the First Section of the TSE due to any of the following reasons will be deleted from the underlying stocks: (i) bankruptcy of the issuer, (ii) merger of the issuer with, or acquisition of the issuer by, another company, (iii) delisting of such stock, (iv) transfer of such stock to the "Seiri-Post" because of excess debt of the issuer or because of any other reason or (v) transfer of such stock to the Second Section. Any underlying stock which is transferred to the "Kanri-Post" because of the high likelihood that it will become delisted or because it is undergoing an inspection of the application for delisting is in principle a candidate for deletion; however, the actual deletion of such stock will be decided after taking into account the possibility of continuance of business of the issuer or the likelihood of delisting, etc. Upon deletion of a stock from the underlying stocks, Nikkei will select a suitable replacement for such deleted underlying stock in accordance with certain criteria. As a general rule, in each case, the number of stocks to be deleted from and the number of replacement stocks to be added to the underlying stocks shall be the same and such replacement will be made on the same day to maintain the number of the underlying stocks at 225. However, under special circumstances the Nikkei 225 may be calculated with less than 225 underlying stocks for a limited period of time between the deletion of a stock and the addition of a replacement stock. During this period the continuity in the Index value of the Nikkei 225 will be maintained by adjusting the Divisor each time upon addition, deletion or substitution of the underlying stock(s).

The Tokyo Stock Exchange

The TSE is one of the world's largest securities exchanges in terms of market capitalisation. The TSE is a two-way, continuous, pure auction market. Trading hours are currently from 9:00 A.M. to 11:00 A.M. and from 12:30 P.M. to 3:00 P.M., Tokyo time, Monday through Friday.

The TSE has adopted certain measures intended to prevent any extreme short-term price fluctuations resulting from order imbalances. These include daily price floors and ceilings intended to prevent extreme fluctuations in individual stock prices. In general, any stocks listed on the TSE cannot be traded at a price outside of these limits, which are stated in terms of absolute amounts of Japanese yen, and not percentage, changes from the closing price of the stock on the previous day. In addition, when there is a major order imbalance in a listed stock, the TSE posts a "special bid quote" or a "special asked quote" for that stock at a specified higher or lower price level than the stock's last sale price in order to solicit counter orders and balance supply and demand for stock. Investors should also be aware that the TSE may suspend the trading of individual stocks in certain limited and extraordinary circumstances including, for example, unusual trading activity in that stock. As a result, variations in the Nikkei 225 may be limited by price limitations, or by suspension of trading, on individual stocks which comprise the Nikkei 225 which may, in turn, adversely affect the value of the Notes under certain circumstances.

Dissemination method
(Source : Nihon Keizai Shimbun, Inc.)

Characteristics

The Nikkei Stock Average (Stock Average) is one of Japan's major stock market indices because of its eminence and over forty year history. Nihon Keizai Shimbun, Inc. has been calculating and announcing the Index from 1970. Since October 1, 1985, the Index has been calculated every minute.

1. a long history of continuity

The present calculation method was developed in September 1950. It has been continually quoted since May 1949 and is Japan's oldest continually quoted stock index.

The Nikkei Stock Average is an average price adjusted by the Dow method, which is suitable for monitoring the level of the market and its changes.

2. a highly representative calculation

The 225 component stocks are the most actively traded issues of the TSE First Section. Therefore, it reflects, up to the moment market trends. Since October 1991, the constituent stocks are reviewed and low liquidity shares are replaced by higher liquidity shares.

II. Deletion & Addition Rules

Since October 1, 1991, the constituent shares are reviewed in accordance with the following rules once a year.

1. the Index constituents

The Nikkei Stock average is calculated from the prices of 225 TSE First Section stocks selected to represent the overall performances of the market. Emphasis is thereby placed on maintaining its historical continuity over a long period of time while keeping it composed of stocks with higher market liquidity.

2. High liquidity Group

Stocks with relatively high market liquidity are selected from the TSE First Section listing and sorted as the «high liquidity group ». The market liquidity of each stock is measured by the issue's trading volume and its price fluctuation per trading volume for the past ten years. The stocks ranking among the first half of the TSE First Section in terms of a combinaison of these two barometers form the high liquidity group.

3. Standards for Deletion

a. Any constituent stock shall be deleted from the Average should it become unauthorised to de traded on the TSE First Section for any of the following reasons :

Bankruptcy
merger or acquisition by another company
delisting or moving to « Seiri-Post » due to excessive debt, etc.
moving to the Second Section

b. Constituent stocks having relatively low market liquidity on the TSE First (i.e. those not belonging to the high liquidity group) may be deleted. Such cases shall be limited to a maximum of 3 % of the whole Average constituents, 6 of them, per year.

4. Standards for Addition

If one or more of the constituent stocks are deleted from the Average, the resulting vacancies shall be filled with the corresponding number of non-constituents which have been selected as addition candidates in accordance with the following procedure.

a. Selection of Priority Industries

Firstly, each industry's distribution in the high liquidity group is identified and the ideal number of Average constituents from each industry is determined in proportion to the number of stocks that Industry has in the high liquidity group. Then, by reference to the ideal and actual numbers of the Average constituents from the industry, its shortage ratio is calculated. The industry classification used here is as defined by Nikkei (36 sectors).

Ideal number of constituents from the Industry A :

$$= \frac{B}{C/2} * 225$$

Shortage ratio :

$$= \frac{A-D}{D} * 100$$

Where :

B is the number of stocks the industry has in the hugh liquidity group
C is the total number of stocks listed on the TSE First Section
D is the actual number of Average constituents from the industry

b. Selection of Addition Candidates from Priority Industries

Addition candidates are selected from each priority in order of market liquidity

c. Restrictions for Addition Candidates

Notwithstanding the above, stocks may in principle not be adopted as addition candidates if they, at the time of selection :

have been listed on the TSE First Selection for less than 3 years, or
have less than 60 million shares outstanding (the number of outstanding shares of stocks with par value other than 50 yen is calculated after converting to a 50 yen par value basis).

d. Exceptions

If a stock newly listed by the TSE on its First Section as an exceptional case can be deemed representative of the overall performance of the market, such stock may replace an average constituent having lower market liquidity.

5. Determination and Announcement of the Changes

Deletion/addition stocks are determined and announced by Nihon Keizai Shimbun, Inc. after consulting scholars, market experts, etc.

III. Calculation Method

The Nikkei Stock Average is an average price of 225 stocks traded on the TSE First Section. However, it is different from a simple average in that the divisor is adjusted to maintain continuity.

1. Computation Formula

$$\text{Nikkei average} = \frac{\text{Sum of stock prices of 225 constituents}}{\text{Divisor}}$$

Stocks that do not have a par value of 50 yen are converted to 50 yen par value.
Three decimal figures are rounded to two in the calculation of the average.
Priority in the usage of prices are :

current special quotation (closing special quotation)
current price
standard price which is defined as follows : the theoretical price of ex-rights, a special quotation on the previous day or closing price of the previous day in this order of priority.

2. *Adjustment of divisors*

When there is a non-market change in the price of the constituents or the constituents are changed, the divisor is adjusted so that the Index level does not change after this event.

a. in the case of ex-rights

the new divisor

$$\frac{\text{Old divisor * (sum of stock prices with rights - sum of rights prices)}}{\text{sum of stock prices with rights}}$$

Where :

Rights prices = last cum stock price - theoretical value of ex rights

Theoretical value of ex rights =

$$\frac{\text{last cum stock price + paid in amount * paid in allotment ratio}}{\text{paid in allotment ratio + split allotment ratio}}$$

b. in the case of capital decrease

Theoretical value of ex rights = $\frac{\text{last cum stock price}}{1 - \text{ratio of capital decrease}}$

c. in the case of constituent replacement

Rights price = Price of deleted constituents - Price of added constituents

3. Magnification

Adjusted magnification = $\frac{225}{\text{divisor}}$

Adjusted magnification = $\frac{\text{adjusted average}}{\text{arithmetic average}}$

$= \frac{\text{sum of stock prices}}{\text{divisor}} \quad \frac{\text{sum of stock prices}}{225}$

$= \frac{225}{\text{divisor}}$

***Index components** (source: Bloomberg data system as of September 15, 2005)*

Bloomberg Code	Long Name Company	Weightings in %
6857 JT Equity	Advantest Corp	2,886
9983 JT Equity	Fast Retailing Co Ltd	2,727
6954 JT Equity	Fanuc Ltd	2,664
6762 JT Equity	TDK Corp	2,661
6971 JT Equity	Kyocera Corp	2,487
8035 JT Equity	Tokyo Electron Ltd	2,008
4502 JT Equity	Takeda Pharmaceutical Co Ltd	1,977
9433 JT Equity	KDDI Corp	1,958
7267 JT Equity	Honda Motor Co Ltd	1,913
7751 JT Equity	Canon Inc	1,84
9984 JT Equity	Softbank Corp	1,837
9735 JT Equity	Secom Co Ltd	1,726
9737 JT Equity	CSK Corp	1,606
4063 JT Equity	Shin-Etsu Chemical Co Ltd	1,511
7203 JT Equity	Toyota Motor Corp	1,505
4523 JT Equity	Eisai Co Ltd	1,441
8253 JT Equity	Credit Saison Co Ltd	1,4
9613 JT Equity	NTT Data Corp	1,349
4503 JT Equity	Astellas Pharma Inc	1,286
6758 JT Equity	Sony Corp	1,27
4704 JT Equity	Trend Micro Inc	1,239
3382 JT Equity	Seven & I Holdings Co Ltd	1,188
4901 JT Equity	Fuji Photo Film Co Ltd	1,178
4543 JT Equity	Terumo Corp	1,077
4324 JT Equity	Dentsu Inc	0,995
6902 JT Equity	Denso Corp	0,95
6367 JT Equity	Daikin Industries Ltd	0,928
4452 JT Equity	Kao Corp	0,866
4505 JT Equity	Daiichi Pharmaceutical Co Ltd	0,824
9766 JT Equity	Konami Corp	0,822
7733 JT Equity	Olympus Corp	0,727
5108 JT Equity	Bridgestone Corp	0,727
4501 JT Equity	Sankyo Co Ltd	0,713

4519 JT Equity	Chugai Pharmaceutical Co Ltd	0,706
8267 JT Equity	Aeon Co Ltd	0,681
6366 JT Equity	Chiyoda Corp	0,627
7269 JT Equity	Suzuki Motor Corp	0,621
8058 JT Equity	Mitsubishi Corp	0,62
7951 JT Equity	Yamaha Corp	0,604
6752 JT Equity	Matsushita Electric Industrial Co Ltd	0,597
8252 JT Equity	Marui Co Ltd	0,592
7912 JT Equity	Dai Nippon Printing Co Ltd	0,571
7752 JT Equity	Ricoh Co Ltd	0,57
1963 JT Equity	JGC Corp	0,564
6770 JT Equity	Alps Electric Co Ltd	0,561
9064 JT Equity	Yamato Transport Co Ltd	0,553
6773 JT Equity	Pioneer Corp	0,549
8238 JT Equity	Isetan Co Ltd	0,543
5901 JT Equity	Toyo Seikan Kaisha Ltd	0,537
8766 JT Equity	Millea Holdings Inc	0,535
6952 JT Equity	Casio Computer Co Ltd	0,523
6753 JT Equity	Sharp Corp	0,521
8801 JT Equity	Mitsui Fudosan Co Ltd	0,513
4911 JT Equity	Shiseido Co Ltd	0,509
6473 JT Equity	Koyo Seiko Co Ltd	0,508
2914 JT Equity	Japan Tobacco Inc	0,5
8830 JT Equity	Sumitomo Realty & Development Co Ltd	0,497
8604 JT Equity	Nomura Holdings Inc	0,489
6841 JT Equity	Yokogawa Electric Corp	0,48
4507 JT Equity	Shionogi & Co Ltd	0,471
7731 JT Equity	Nikon Corp	0,466
8802 JT Equity	Mitsubishi Estate Co Ltd	0,464
1925 JT Equity	Daiwa House Industry Co Ltd	0,453
4021 JT Equity	Nissan Chemical Industries Ltd	0,45
8755 JT Equity	Sompo Japan Insurance Inc	0,448
5802 JT Equity	Sumitomo Electric Industries Ltd	0,446
2502 JT Equity	Asahi Breweries Ltd	0,44
5002 JT Equity	Showa Shell Sekiyu KK	0,44
6301 JT Equity	Komatsu Ltd	0,434
4506 JT Equity	Dainippon Pharmaceutical Co Ltd	0,428
1928 JT Equity	Sekisui House Ltd	0,425
6976 JT Equity	Taiyo Yuden Co Ltd	0,419
5333 JT Equity	NGK Insulators Ltd	0,418
8233 JT Equity	Takashimaya Co Ltd	0,416
8309 JT Equity	Mitsui Trust Holdings Inc	0,408
9301 JT Equity	Mitsubishi Logistics Corp	0,404
8752 JT Equity	Mitsui Sumitomo Insurance Co Ltd	0,404
2282 JT Equity	Nippon Meat Packers Inc	0,398
1721 JT Equity	COMSYS Holdings Corp	0,397
2002 JT Equity	Nisshin Seifun Group Inc	0,393
8031 JT Equity	Mitsui & Co Ltd	0,383
7201 JT Equity	Nissan Motor Co Ltd	0,381
5201 JT Equity	Asahi Glass Co Ltd	0,378
2802 JT Equity	Ajinomoto Co Inc	0,375
8306 JT Equity	Mitsubishi Tokyo Financial	0,374

	Group Inc	
7911 JT Equity	Toppan Printing Co Ltd	0,372
6767 JT Equity	Mitsumi Electric Co Ltd	0,368
2503 JT Equity	Kirin Brewery Co Ltd	0,36
4902 JT Equity	Konica Minolta Holdings Inc	0,349
2801 JT Equity	Kikkoman Corp	0,348
6991 JT Equity	Matsushita Electric Works Ltd	0,339
8053 JT Equity	Sumitomo Corp	0,338
8355 JT Equity	Shizuoka Bank Ltd/The	0,328
3405 JT Equity	Kuraray Co Ltd	0,304
8316 JT Equity	Sumitomo Mitsui Financial Group Inc	0,299
1601 JT Equity	Teikoku Oil Co Ltd	0,296
3105 JT Equity	Nisshinbo Industries Inc	0,29
5332 JT Equity	Toto Ltd	0,287
5713 JT Equity	Sumitomo Metal Mining Co Ltd	0,287
5001 JT Equity	Nippon Oil Corp	0,286
5714 JT Equity	Dowa Mining Co Ltd	0,282
7762 JT Equity	Citizen Watch Co Ltd	0,282
6103 JT Equity	Okuma Corp	0,272
9104 JT Equity	Mitsui OSK Lines Ltd	0,268
4272 JT Equity	Nippon Kayaku Co Ltd	0,263
8583 JT Equity	Nippon Shinpan Co Ltd	0,261
8331 JT Equity	Chiba Bank Ltd/The	0,259
5016 JT Equity	Nippon Mining Holdings Inc	0,258
4151 JT Equity	Kyowa Hakko Kogyo Co Ltd	0,257
8601 JT Equity	Daiwa Securities Group Inc	0,251
8403 JT Equity	Sumitomo Trust & Banking Co Ltd/The	0,246
6326 JT Equity	Kubota Corp	0,238
6702 JT Equity	Fujitsu Ltd	0,236
9107 JT Equity	Kawasaki Kisen Kaisha Ltd	0,236
1802 JT Equity	Obayashi Corp	0,234
8332 JT Equity	Bank of Yokohama Ltd/The	0,234
8307 JT Equity	UFJ Holdings Inc	0,228
2531 JT Equity	Takara Holdings Inc	0,228
7205 JT Equity	Hino Motors Ltd	0,227
6501 JT Equity	Hitachi Ltd	0,225
9101 JT Equity	Nippon Yusen KK	0,224
8001 JT Equity	Itochu Corp	0,218
4183 JT Equity	Mitsui Chemicals Inc	0,215
2602 JT Equity	Nisshin Oillio Group Ltd/The	0,213
5803 JT Equity	Fujikura Ltd	0,211
1803 JT Equity	Shimizu Corp	0,21
6472 JT Equity	NTN Corp	0,208
9605 JT Equity	Toei Co Ltd	0,206
4005 JT Equity	Sumitomo Chemical Co Ltd	0,205
8411 JT Equity	Mizuho Financial Group Inc	0,203
9008 JT Equity	Keio Corp	0,202
6503 JT Equity	Mitsubishi Electric Corp	0,201
6302 JT Equity	Sumitomo Heavy Industries Ltd	0,199
3865 JT Equity	Hokuetsu Paper Mills Ltd	0,198
6701 JT Equity	NEC Corp	0,195
3861 JT Equity	OJI Paper Co Ltd	0,194
9020 JT Equity	East Japan Railway Co	0,194
9007 JT Equity	Odakyu Electric Railway Co Ltd	0,192

2261 JT Equity	Meiji Dairies Corp	0,192
8603 JT Equity	Nikko Cordial Corp	0,191
3401 JT Equity	Teijin Ltd	0,189
6471 JT Equity	NSK Ltd	0,188
5706 JT Equity	Mitsui Mining & Smelting Co Ltd	0,188
9681 JT Equity	Tokyo Dome Corp	0,187
9009 JT Equity	Keisei Electric Railway Co Ltd	0,186
9005 JT Equity	Tokyu Corp	0,18
2202 JT Equity	Meiji Seika Kaisha Ltd	0,177
3407 JT Equity	Asahi Kasei Corp	0,176
3402 JT Equity	Toray Industries Inc	0,176
5801 JT Equity	Furukawa Electric Co Ltd	0,174
8803 JT Equity	Heiwa Real Estate Co Ltd	0,173
2501 JT Equity	Sapporo Holdings Ltd	0,17
9062 JT Equity	Nippon Express Co Ltd	0,169
4045 JT Equity	Toagosei Co Ltd	0,168
9432 JT Equity	Nippon Telegraph & Telephone Corp	0,165
5202 JT Equity	Nippon Sheet Glass Co Ltd	0,164
2779 JT Equity	Mitsukoshi Ltd	0,163
5101 JT Equity	Yokohama Rubber Co Ltd/The	0,162
7270 JT Equity	Fuji Heavy Industries Ltd	0,159
5301 JT Equity	Tokai Carbon Co Ltd	0,159
3404 JT Equity	Mitsubishi Rayon Co Ltd	0,155
2001 JT Equity	Nippon Flour Mills Co Ltd	0,154
1812 JT Equity	Kajima Corp	0,151
6479 JT Equity	Minebea Co Ltd	0,15
6502 JT Equity	Toshiba Corp	0,148
2871 JT Equity	Nichirei Corp	0,148
1861 JT Equity	Kumagai Gumi Co Ltd	0,147
8002 JT Equity	Marubeni Corp	0,147
9001 JT Equity	Tobu Railway Co Ltd	0,141
7261 JT Equity	Mazda Motor Corp	0,141
4042 JT Equity	Tosoh Corp	0,14
6361 JT Equity	Ebara Corp	0,138
6504 JT Equity	Fuji Electric Holdings Co Ltd	0,138
1801 JT Equity	Taisei Corp	0,137
9531 JT Equity	Tokyo Gas Co Ltd	0,137
5707 JT Equity	Toho Zinc Co Ltd	0,136
3893 JT Equity	Nippon Paper Group Inc	0,136
4061 JT Equity	Denki Kagaku Kogyo K K	0,135
7231 JT Equity	Topy Industries Ltd	0,131
9021 JT Equity	West Japan Railway Co	0,128
5233 JT Equity	Taiheiyo Cement Corp	0,126
1332 JT Equity	Nippon Suisan Kaisha Ltd	0,126
5631 JT Equity	Japan Steel Works Ltd/The	0,125
6703 JT Equity	Oki Electric Industry Co Ltd	0,125
8606 JT Equity	Shinko Securities Co Ltd	0,122
7202 JT Equity	Isuzu Motors Ltd	0,117
9202 JT Equity	All Nippon Airways Co Ltd	0,116
9532 JT Equity	Osaka Gas Co Ltd	0,114
4010 JT Equity	Mitsubishi Chemical Corp	0,113
4041 JT Equity	Nippon Soda Co Ltd	0,113
5711 JT Equity	Mitsubishi Materials Corp	0,112
5401 JT Equity	Nippon Steel Corp	0,111
7011 JT Equity	Mitsubishi Heavy Industries Ltd	0,111

4004 JT Equity	Showa Denko KK	0,106
5232 JT Equity	Sumitomo Osaka Cement Co Ltd	0,105
5411 JT Equity	JFE Holdings Inc	0,104
2201 JT Equity	Morinaga & Co Ltd	0,099
6764 JT Equity	Sanyo Electric Co Ltd	0,099
9205 JT Equity	Japan Airlines Corp	0,099
5405 JT Equity	Sumitomo Metal Industries Ltd	0,095
5406 JT Equity	Kobe Steel Ltd	0,092
6508 JT Equity	Meidensha Corp	0,091
5701 JT Equity	Nippon Light Metal Co Ltd	0,09
9501 JT Equity	Tokyo Electric Power Co Inc/The	0,088
9502 JT Equity	Chubu Electric Power Co Inc	0,087
4208 JT Equity	Ube Industries Ltd/Japan	0,086
3101 JT Equity	Toyobo Co Ltd	0,084
3110 JT Equity	Nitto Boseki Co Ltd	0,084
4689 JT Equity	Yahoo! Japan Corp	0,081
7012 JT Equity	Kawasaki Heavy Industries Ltd	0,081
9503 JT Equity	Kansai Electric Power Co Inc/The	0,077
7003 JT Equity	Mitsui Engineering & Shipbuilding Co Ltd	0,075
8308 JT Equity	Resona Holdings Inc	0,075
6674 JT Equity	GS Yuasa Corp	0,07
6796 JT Equity	Clarion Co Ltd	0,065
5715 JT Equity	Furukawa Co Ltd	0,065
7211 JT Equity	Mitsubishi Motors Corp	0,062
8404 JT Equity	Mizuho Trust & Banking Co Ltd	0,062
9437 JT Equity	NTT DoCoMo Inc	0,06
7013 JT Equity	Ishikawajima-Harima Heavy Industries Co	0,059
8003 JT Equity	Tomen Corp	0,057
7004 JT Equity	Hitachi Zosen Corp	0,055
3103 JT Equity	Unitika Ltd	0,053
3864 JT Equity	Mitsubishi Paper Mills Ltd	0,051
2768 JT Equity	Sojitz Holdings Corp	0,018

*Index price development (**source: Bloomberg data system as of September 19, 2006**)*

	Low	High
2003	7,607.88	11,161.71
2004	10,365.40	12,163.89
2005	10,825.39	16,344.20
January 2006	15,341.18	16,649.82
February 2006	15,437.93	16,747.76
March 2006	15,627.49	17,059.66
April 2006	16,906.23	17,563.37
May 2006	15,467.33	17,291.67
June 2006	14,218.60	15,789.31
July 2006	14,437.24	15,638.50
August 2006	15,154.06	16,181.17

As of September 15, 2006 the closing level of the Index was 15,866.93.

Disclaimer relating to the Nikkei 225

The Index$_{(2)}$ Sponsor is under no obligation to continue the calculation and dissemination of the Index. The Notes are not sponsored, endorsed, sold or promoted by the Index$_{(2)}$ Sponsor. No inference should be drawn from the information contained in these Final Terms that the Index$_{(2)}$ Sponsor makes any representation or warranty, implied or express, to the Issuer, the Noteholders or any member of the public regarding the advisability of investing in securities generally or in the Notes in particular or the ability of the Index to track general stock market performance. The Index$_{(2)}$ Sponsor has no obligation to take the needs of the Issuer or the Noteholders into consideration in determining, composing or calculating the Index. The Index$_{(2)}$ Sponsor is not responsible for, and has not participated in the determination of, the timing of, prices for, or quantities of, the Notes to be issued or in the determination or calculation of the equation by which the Final Redemption or any other amount payable with respect to the Notes is set. The Index$_{(2)}$ Sponsor has no obligation or liability in connection with the administration, marketing or trading of the Notes.

The Index$_{(2)}$ Sponsor and the Issuer have entered into a license agreement providing for a license, in exchange for a fee, of certain trade and service marks with respect to indices owned and published by the Index$_{(2)}$ Sponsor in connection with the issuance of the Notes. The use of and reference to the Index in connection with the Notes have been consented to by the Index$_{(2)}$ Sponsor, the publisher of the Index$_{(2)}$.

None of the Issuer, the Calculation Agent, or any Agent accepts any responsibility for the calculation, maintenance or publication of the Index$_{(2)}$ or any successor index. The Index$_{(3)}$ Sponsor disclaims all responsibility for any errors or omissions in the calculation and dissemination of the Index$_{(2)}$ or the manner in which such index is applied in determining the Final Redemption Amount or any other amount payable in respect of the Notes.

Final Terms

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND)
(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND) AUSTRALIA BRANCH
(Australian Business Number 70 003 917 655)
(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND) SINGAPORE BRANCH
(Singapore Company Registration Number F03634W)
(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

Euro 80,000,000,000
Global Medium-Term Note Programme
Due from seven days to perpetuity

SERIES NO: 1638A
TRANCHE NO: 1

EUR 250,000,000 CMS Linked Notes 2006 due 20 September, 2021 (the "Notes")

Issue Price: 100.00 per cent.

Merrill Lynch International

The date of these Final Terms is September 20, 2006.

PART A – CONTRACTUAL TERMS

Terms used herein shall be deemed to be defined as such for the purposes of the Conditions set forth in the Offering Circular dated May 31, 2006 (the "**Offering Circular**"), which constitutes a base prospectus for the purposes of the Prospectus Directive (Directive 2003/71/EC) (the "**Prospectus Directive**"). This document constitutes the Final Terms of the Notes described herein for the purposes of Article 5.4 of the Prospectus Directive and must be read in conjunction with the Offering Circular as so supplemented. Full information on the Issuer and the offer of the Notes is only available on the basis of the combination of these Final Terms and the Offering Circular. The Notes will be issued on the terms of these Final Terms read together with the Offering Circular. Each Issuer accepts responsibility for the information contained in these Final Terms which, when read together with the Offering Circular, contains all information that is material in the context of the issue of the Notes. The Offering Circular is available for viewing at, and copies may be obtained from, Rabobank Nederland at Croeselaan 18, 3521 CB Utrecht, the Netherlands and the principal office in England of the Arranger and of the Paying Agent in Luxembourg and Amsterdam and www.bourse.lu.

1	Issuer:		Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland)
2	(i)	Series Number:	1638A
	(ii)	Tranche Number:	1
3	Specified Currency or Currencies:		Euro ("**EUR**")
4	Aggregate Nominal Amount:		
	(i)	Tranche:	EUR 250,000,000
	(ii)	Series:	EUR 250,000,000
5	Issue Price:		100.00 per cent. of the Aggregate Nominal Amount
6	Specified Denominations:		EUR 50,000
7	(i)	Issue Date:	September 20, 2006
	(ii)	Interest Commencement Date (if different from the Issue Date):	Not Applicable
8	Maturity Date:		September 20, 2021
9	Domestic Note:		No
10	Interest Basis:		Floating Rate (further particulars specified in paragraph 17 below)
11	Redemption/Payment Basis:		Redemption at Par
12	Change of Interest or Redemption/Payment Basis:		Not Applicable
13	Put/Call Options:		Not Applicable

14	(i)	Status of the Notes:	Senior
	(ii)	Date approval for issuance of Notes obtained:	Not Applicable
15		Method of distribution:	Non-syndicated

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

16		**Fixed Rate Note Provisions**	Not Applicable
17		**Floating Rate Provisions**	Applicable
	(i)	Interest Period(s):	The period from (and including) the Interest Commencement Date to (but excluding) the first Specified Interest Payment Date and, thereafter, each period from (and including) a Specified Interest Payment Date to (but excluding) the next Specified Interest Payment Date
	(ii)	Specified Interest Payment Date(s):	20 March, 20 June, 20 September and 20 December of each year from and including 20 December 2006 to and including 20 September 2021
	(iii)	Business Day Convention:	Not Applicable
	(iv)	Business Centre(s) (Condition 1(a)):	Not Applicable
	(v)	Manner in which the Rate(s) of Interest is/are to be determined:	The Rate of Interest (to be reset each quarter) shall be the result of the following formula as calculated by the Calculation Agent: $(1 + \text{CMS10y} - 0.45 \text{ per cent.})^{1/4} - 1)$, subject to item 17(xi). Where "CMS10y" means the Floating Rate Option set out below under subparagraph (ix) ISDA Determination. Such rate shall be applied "flat" to the Specified Denomination to determine the Interest Amount payable each quarter in respect of each Note.
	(vi)	Interest Period Date(s):	Not Applicable

(vii)	Party responsible for calculating the Rate(s) of Interest and Interest Amount(s) (if not the Calculation Agent):	**"Calculation Agent"** shall be Merrill Lynch Capital Services, Inc. or its successor, whose determinations and calculations shall be binding in the absence of manifest error. The Calculation Agent shall act as an independent expert and not as an agent for the Issuer or the Noteholders. All certificates, communications, opinions, determinations, calculations, quotations and decisions given, expressed, made or obtained by the Calculation Agent shall, in the absence of manifest error, wilful default or bad faith, be final and conclusive and binding on the Issuer, the Calculation Agent, the Paying Agents and all Noteholders and Couponholders; and in the absence of the aforesaid manifest error, wilful default or bad faith, no liability to the Noteholders, Couponholders, the Issuer, or the Paying Agents shall attach to the Calculation Agent in connection with the exercise or non-exercise by it of its powers, duties and discretions pursuant to the Conditions in relation to such determinations
(viii)	Screen Rate Determination (Condition 1(a)):	Not Applicable
(ix)	ISDA Determination (Condition 1(a)):	Applicable
	- Floating Rate Option:	"EUR-ISDA-EURIBOR Swap Rate- 11:00" except that the rate for a Reset Date will be determined five Target Settlement Days preceding that Reset Date instead of two Target Settlement Days as provided in the ISDA Definitions.
	- Designated Maturity:	10 years
	- Reset Date:	The first day of each Interest Period
	- ISDA Definitions:	Not Applicable
(x)	Margin(s):	Not Applicable
(xi)	Minimum Rate of Interest:	Zero per cent. per annum
(xii)	Maximum Rate of Interest:	Not Applicable
(xiii)	Day Count Fraction (Condition 1(a)):	30/360

	(xiv)	Fall back provisions, rounding provisions, denominator and any other terms relating to the method of calculating interest on Floating Rate Notes, if different from those set out in the Conditions:	Not Applicable
18	**Zero Coupon Note Provisions**		Not Applicable
19	**Index Linked Interest Note Provisions**		Not Applicable
20	**Equity Linked Interest Note Provisions**		Not Applicable
21	**Dual Currency Note Provisions**		Not Applicable

PROVISIONS RELATING TO REDEMPTION

22	**Call Option**		Not Applicable
23	**Put Option**		Not Applicable
24	**Final Redemption Amount (all Notes except Equity Linked Redemption Notes and Index Linked Redemption Notes) of Each Note**		EUR 50,000 per Note of EUR 50,000 Specified Denomination
25	**Final Redemption Amount (Equity Linked Redemption Notes)**		Not Applicable
26	**Final Redemption Amount (Index Linked Redemption Notes)**		Not Applicable
27	**Early Redemption Amount**		
	(i)	Early Redemption Amount(s) of each Note payable on redemption for taxation reasons (Condition 7(c)) or an event of default (Condition 13) and/or the method of calculating the same (if required or if different from that set out in the Conditions):	Yes as set out in the Conditions
	(ii)	Redemption for taxation reasons permitted on days other than Interest Payment Dates (Condition 7(c)):	Yes
	(iii)	Unmatured Coupons to become void upon early redemption (Bearer Notes only) (Condition 10(f)):	Yes
	(iv)	Early Redemption Amount of each Note payable on redemption pursuant to Condition 7(g):	Not Applicable

GENERAL PROVISIONS APPLICABLE TO THE NOTES

28	**Form of Notes**	Bearer Notes
	Temporary or permanent Global Note/Certificate:	Temporary Global Note exchangeable for a permanent Global Note which is exchangeable for Definitive Notes in the limited circumstances specified in the permanent Global Note
29	Financial Centre(s) (*Condition* 10(h)) or other special provisions relating to payment dates:	TARGET Business Day subject to Condition 10(h)(B)
30	Talons for future Coupons or Receipts to be attached to Definitive Notes (and dates on which such Talons mature):	No
31	Details relating to Partly Paid Notes: amount of each payment comprising the Issue Price and date on which each payment is to be made and consequences (if any) of failure to pay, including any right of the Issuer to forfeit the Notes and interest due on late payment:	Not Applicable
32	Details relating to Instalment Notes:	Not Applicable
	Amount of each instalment, date on which each payment is to be made:	
33	Redenomination, renominalisation and reconventioning provisions:	Not Applicable
34	Consolidation provisions:	Not Applicable
35	Other terms or special conditions:	So long as Bearer Notes are represented by a temporary or permanent Global Note and the temporary or permanent Global Note is held on behalf of Euroclear, Clearstream, Luxembourg or any other clearing system, notwithstanding Condition 17, notices to Noteholders may be given by delivery of the relevant notice to that clearing system for communication by it to entitled accountholders. Any notice thus delivered to that clearing system shall be deemed to have been given to the Noteholders on the day on which that notice is delivered to the clearing system.

DISTRIBUTION

36	(i) If syndicated, names and addresses of Managers:	Not Applicable

	(ii) Stabilising Manager (if any):	Not Applicable
	(iii) Dealers' Commission:	None
37	If non-syndicated, name and address of Dealer:	Merrill Lynch International Merrill Lynch Financial Centre 2 King Edward Street London EC1A 1HQ United Kingdom
38	Additional TEFRA exemption:	D Rules
39	Additional selling restrictions:	U.S. The Notes have not been and will not be registered under the United States Securities Act of 1933, as amended (the "Securities Act") and are subject to US tax law requirements. Accordingly, Notes may not be offered, sold or delivered in the United States or to US persons except to the extent permitted by the Subscription Agreement. The Notes are not eligible for sale under Rule 144A under the Securities Act. TEFRA D; Cat. 2 are applicable as more fully specifically described in the Offering Circular and Subscription Agreement.
40	Subscription period:	Not Applicable

GENERAL

41	Additional steps that may only be taken following approval by an Extraordinary Resolution in accordance with Condition 14(a):	Not Applicable
42	The aggregate principal amount of Notes issued has been translated into Euro at the rate of [●], producing a sum of *(for Notes not denominated in Euro)*:	Not Applicable
43	In the case of Notes listed on Eurolist by Euronext Amsterdam N.V.:	Not Applicable

LISTING AND ADMISSION TO TRADING APPLICATION

These Final Terms comprise the final terms required to list and have admitted to trading the issue of Notes described herein pursuant to the Euro 80,000,000,000 Global Medium Term Note Programme of Rabobank Nederland.

RESPONSIBILITY

The Issuer accepts responsibility for the information contained in these Final Terms.

Signed on behalf of the Issuer:



By: ....

Duly authorised

PART B – OTHER INFORMATION

1	**Listing**		
	(i)	Listing:	Luxembourg
	(ii)	Admission to Trading:	Application has been made to the Luxembourg Stock Exchange for the Notes to be admitted to trading on the regulated market of the Luxembourg Stock Exchange and to be listed on the official list of the Luxembourg Stock Exchange with effect on or about the Issue Date.
	(iii)	Estimate of total expenses related to admission to trading:	EUR 5,125

2 Ratings

Rating:

The Notes to be issued have been rated:

S&P:	AAA
Moody's:	Aaa
Fitch Ratings Ltd:	AA+

As defined by Standard & Poor's, an AAA rating means that the Notes have the highest rating assigned by Standard & Poor's and that the Issuer's capacity to meet its financial commitment on the obligation is extremely strong.. As defined by Moody's an Aaa rating means that the Notes are judged to be of the highest quality, with minimal credit risk. As defined by Fitch an AA+ rating means that the Notes are judged to be of a very high credit quality and denote expectations of low credit risk. It indicates very strong capacity for payment of financial commitments and is not significantly vulnerable to foreseeable events.

3 Notification

The Netherlands Authority for the Financial Markets (*Autoriteit Financiële Markten*) has provided each of the Commission bancaire, financière et des assurances (CBFA) in Belgium, Epitroph Kefalaiagoras in Greece, Comisiòn Nacional del Mercado de Valores (CNMV) in Spain, Autorité des marchés financiers (AMF) in France, Irish Financial Regulatory Authority in Ireland, Commissione Nazionale per le Società e la Borsa (CONSOB) in Italy, Kredittilsynet in Norway, Financial Market Authority (FMA) in Austria, Rahoitustarkastus in Finland, Finansinspektionen in Sweden, Financial Services Authority (FSA) in United Kingdom, Commission de surveillance du secteur financier in Luxembourg and the Bundesanstalt für Finanzdienstleistungsaufsicht (BaFin) in Germany with a certificate of approval attesting that the Offering Circular has been drawn up in accordance with the Prospectus Directive.

Notwithstanding the foregoing, no offer of Notes to the public may be made in any Relevant Member State, which requires for the Issuer to undertake any action in addition to the filing of the Final Terms with the Netherlands Authority for the Financial Markets unless and until the Issuer advises such action has been taken.

4 Interests of natural and legal persons involved in the issue

Save as disclosed in the Offering Circular, so far as the Issuer is aware, no person involved in the offer of the Notes has an interest material to the offer.

5 Reasons for the offer, estimated net proceeds and total expenses

(i)	Reasons for the offer:	Banking business
(ii)	Estimated net proceeds:	EUR 250,000,000
(iii)	Estimated total expenses:	None

6 Yield

Indication of yield:	Not Applicable

7 Operational information

(i)	ISIN Code:	XS0267122207
(ii)	Common Code:	026712220
(iii)	WKN (German security code):	Not Applicable
(iv)	Fondscode:	Not Applicable
(v)	Private Placement number:	Not Applicable
(vi)	Any clearing system(s) other than Euroclear and Clearstream, Luxembourg and the relevant number(s):	Not Applicable
(vii)	Delivery:	Delivery against payment
(viii)	Names and addresses of additional or other Paying Agents (if any):	Not Applicable
(ix)	Name (and addresses) of Calculation Agent(s) (if different from Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland)	Merrill Lynch Capital Services, Inc. (or its successor) Merrill Lynch Financial Centre 2 King Edward Street London EC1A 1HQ

8 General

Tradeable Amount:	EUR 50,000

So long as the Notes are represented by a temporary Global Note or permanent Global Note, the Notes will be tradeable only in principal amounts of at least the Specified Denomination or if more than one Specified Denomination, the lowest Specified Denomination, and integral multiples of the Tradeable Amount in excess thereof



Final Terms

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND)
(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND) AUSTRALIA BRANCH
(Australian Business Number 70 003 917 655)
(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND) SINGAPORE BRANCH
(Singapore Company Registration Number F03634W)
(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

Euro 80,000,000,000
Global Medium-Term Note Programme
Due from seven days to perpetuity

SERIES NO: 1649A
TRANCHE NO: 1
EUR 105,050,000 Floating Rate Notes 2006 due 15 November 2018

Issue Price: 100.00 per cent.

The date of these Final Terms is 22 September 2006.

PART A - CONTRACTUAL TERMS

Terms used herein shall be deemed to be defined as such for the purposes of the Conditions set forth in the Offering Circular (the "**Offering Circular**") dated May 31, 2006 which constitutes a base prospectus for the purposes of the Prospectus Directive (Directive 2003/71 /EC) (the "**Prospectus Directive**"). This document constitutes the Final Terms of the Notes described herein for the purposes of Article 5.4 of the Prospectus Directive and must be read in conjunction with the Offering Circular, as so supplemented. Full information on the Issuer and the offer of the Notes is only available on the basis of the combination of these Final Terms and the Offering Circular. The Notes will be issued on the terms of these Final Terms read together with the Offering Circular. Each Issuer accepts responsibility for the information contained in these Final Terms which, when read together with the Offering Circular, contains all information that is material in the context of the issue of the Notes. The Offering Circular is available for viewing at, and copies may be obtained from, Rabobank Nederland at Croeselaan 18, 3521 CB Utrecht, the Netherlands and the principal office in England of the Arranger and of the Paying Agent in Luxembourg and Amsterdam and www.bourse.lu.

1	Issuer:		Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland)
2	(i)	Series Number:	1649A
	(ii)	Tranche Number:	1
3	Specified Currency or Currencies:		Euro ("EUR")
4	Aggregate Nominal Amount:		
	(i)	Series:	EUR 105,050,000
	(ii)	Tranche:	EUR 105,050,000
5	Issue Price:		100 per cent. of the Aggregate Nominal Amount
6	Specified Denominations:		EUR 50,000
7	(i)	Issue Date:	26 September 2006
	(ii)	Interest Commencement Date (if different from the Issue Date):	Not Applicable
8	Maturity Date:		15 November 2018
9	Domestic Note: (if Domestic Note, there will be no gross-up for withholding tax)		No
10	Interest Basis:		3 month EURIBOR – 0.005 per cent. Floating Rate (further particulars specified in item 17 below)
11	Redemption/Payment Basis:		Redemption at par
12	Change of Interest or Redemption/Payment Basis:		Not Applicable

13	Put/Call Options:		Not Applicable
14	(i)	Status of the Notes:	Senior
	(ii)	Date approval for issuance of Notes obtained:	Not Applicable
15	Method of distribution:		Non-syndicated

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

16	Fixed Rate Note Provisions:		Not Applicable
17	Floating Rate Note Provisions:		Applicable
	(i)	Interest Period(s):	The first Interest Period will run from and including 26 September 2006 to but excluding 13 November 2006. Subsequent Interest Periods will run from and including each Specified Interest Payment Date to but excluding the subsequent Specified Interest Payment Date.
	(ii)	Specified Interest Payment Dates:	13 February, 13 May, 13 August and 13 November of each year from and including 13 November 2006 to and including 13 August 2018, and, in respect of the final Interest Period, 15 November 2018 (long last coupon).
	(iii)	Business Day Convention:	Following Business Day Convention.
	(iv)	*Business Centre(s) (Condition 1(a)):*	London, New York and TARGET
	(v)	Manner in which the Rate(s) of Interest is/are to be determined:	Screen Rate Determination.
	(vi)	Interest Period Date(s):	Not Applicable
	(vii)	Party responsible for calculating the Rate(s) of Interest and Interest Amount(s) (if not the Calculation Agent):	Not Applicable
	(viii)	Screen Rate Determination (Condition 1(a)):	Applicable
		- Reference Rate	3 month EURIBOR (except for the first Interest Period which shall be an interpolation between 1 month EURIBOR and 2 month EURIBOR, and the final Interest Period which shall be an interpolation between 3 month EURIBOR and 4 month EURIBOR)
		- Interest Determination Date:	Two TARGET Business Days prior to the start of the relevant Interest Period.
		- *Relevant Screen Page:*	Telerate Page 248

Where:

"1 month EURIBOR" means the rate for deposits in EUR for a period of one month which appears on Telerate Page 248 (or such other page that may replace that page on that service or a successor service) as at 11.00 a.m. (Brussels time) on the relevant Interest Determination Date.

"2 month EURIBOR" means the rate for deposits in EUR for a period of two months which appears on Telerate Page 248 (or such other page that may replace that page on that service or a successor service) as at 11.00 a.m. (Brussels time) on the relevant Interest Determination Date.

"3 month EURIBOR" means the rate for deposits in EUR for a period of three months which appears on Telerate Page 248 (or such other page that may replace that page on that service or a successor service) as at 11.00 a.m. (Brussels time) on the relevant Interest Determination Date.

"4 month EURIBOR" means the rate for deposits in EUR for a period of four months which appears on Telerate Page 248 (or such other page that may replace that page on that service or a successor service) as at 11.00 a.m. (Brussels time) on the relevant Interest Determination Date.

(ix)	ISDA Determination (Condition 1(a))	Not Applicable
(x)	Margin(s):	-0.005 per cent. per annum
(xi)	Minimum Rate of Interest:	Not Applicable
(xii)	Maximum Rate of Interest:	Not Applicable
(xiii)	Day Count Fraction (Condition 1(a)):	Actual/360 (adjusted)
(xv)	Fall back provisions, rounding provisions, denominator and any other terms relating to the method of calculating interest on Floating Rate Notes, if different from those set out in the Conditions:	Not Applicable

18	Zero Coupon Note Provisions	Not Applicable
19	Index Linked Interest Note Provisions	Not Applicable
20	Equity Linked Interest Note Provisions	Not Applicable
21	Dual Currency Note Provisions	Not Applicable

PROVISIONS RELATING TO REDEMPTION

22	Call Option	Not Applicable
23	Put Option	Not Applicable
24	Final Redemption Amount (all Notes except Equity Linked Redemption Notes and Index Linked Redemption Notes) of Each Note	EUR 50,000 per Note of EUR 50,000 Specified Denomination
25	Final Redemption Amount (Equity Linked Redemption Notes)	Not Applicable
26.	Final Redemption Amount (Index Linked Redemption Notes)	Not Applicable
27.	Early Redemption Amount	
	(i) Early Redemption Amount(s) of each Note payable on redemption for taxation reasons (Condition 7(c)) or an event of default (Condition 13) and/or the method of calculating the same (if required or if different from that set out in the Conditions):	As set out in the Conditions
	(ii) Redemption for taxation reasons permitted on days other than Interest Payment Dates (Condition 7(c)):	No
	(iii) Unmatured Coupons to become void upon early redemption (Bearer Notes only) (Condition 10(f)):	Yes
	(iv) Early Redemption Amount of each Note payable on redemption pursuant to Condition 7(g):	Not Applicable

GENERAL PROVISIONS APPLICABLE TO THE NOTES

28.	Form of Notes	Bearer Notes Temporary Global Note exchangeable for a permanent Global Note which is exchangeable for Definitive Notes in the limited circumstances specified in the permanent Global Note
29.	Financial Centre(s) (Condition 10(h)) or other special provisions relating to payment dates:	London, New York and TARGET, subject to Condition 10(h)(A) apart from the phrase "nor to any interest or other sum in respect of such early postponed payment" which should deemed to be deleted.
30.	Talons for future Coupons or Receipts to be attached to Definitive Notes (and dates on which such Talons mature):	No

31.	Details relating to Partly Paid Notes: amount of each payment comprising the Issue Price and date on which each payment is to be made and consequences (if any) of failure to pay, including any right of the Issuer to forfeit the Notes and interest due on late payment:	Not Applicable
32.	Details relating to Instalment Notes: Amount of each instalment, date on which each payment is to be made:	Not Applicable
33.	Redenomination, renominalisation and reconventioning provisions:	Not Applicable
34.	Consolidation provisions:	Not Applicable
35.	Other terms or special conditions:	So long as Bearer Notes are represented by a permanent Global Note and the permanent Global Note is held on behalf of Euroclear, Clearstream, Luxembourg or any other clearing system, notwithstanding Condition 17, notices to Noteholders may be given by delivery of the relevant notice to that clearing system for communication by it to entitled accountholders. Any notice thus delivered to that clearing system shall be deemed to have been given to the Noteholders on the day on which that notice is delivered to the clearing system

DISTRIBUTION

36.	(i)	If syndicated, names and addresses of Managers:	Not Applicable
	(ii)	Stabilising Manager (if any):	Not Applicable
	(iii)	Dealers' Commission	Not Applicable
37.	If non-syndicated, name and address of Dealer:		Morgan Stanley & Co. International Limited of 25 Cabot Square, Canary Wharf, London E14 4QA, United Kingdom
38.	Applicable TEFRA exemption:		D Rules
38.	Additional selling restrictions:		Not Applicable
39.	Subscription period:		Not Applicable

GENERAL

40.	Additional steps that may only be taken following approval by an Extraordinary Resolution in accordance with Condition 14(a):	Not Applicable

41.	The aggregate principal amount of Notes issued has been translated into Euro at the rate of [•], producing a sum of (for Notes not denominated in Euro):	Not Applicable
42.	In the case of Notes listed on Eurolist by Euronext Amsterdam N.V.:	Not Applicable

LISTING AND ADMISSION TO TRADING APPLICATION

These Final Terms comprise the final terms required to list and have admitted to trading the issue of Notes described herein pursuant to the Euro 80,000,000,000 Global Medium Term Note Programme of Rabobank Nederland.

RESPONSIBILITY

The Issuer accepts responsibility for the information contained in these Final Terms.

Signed on behalf of the Issuer:

By:

Duly authorised



PART B – OTHER INFORMATION

1. Listing

(i)	Listing:	*Luxembourg*
(ii)	Admission to Trading:	Application has been made for the Notes to be admitted to trading on the Regulated market of the Luxembourg Stock Exchange with effect from the Issue Date.
(iii)	Estimate of total expenses related to admission to trading:	EUR 6,340

2. Ratings

Rating: The Notes to be issued have been rated:

Moody's:	Aaa
Standard and Poor's:	AAA
Fitch Ratings Ltd.:	AA+

As defined by Moody's an Aaa rating means that the Notes are judged to be of the highest quality, with minimal credit risk. As defined by Standard and Poor's an AAA rating means the Notes have the highest rating assigned by Standard and Poor's and that the Issuer's capacity to meet its financial commitment on the obligation is extremely strong. As defined by Fitch an AA+ rating means that the Notes are judged to be of a very high credit quality and denote expectations of low credit risk. It indicates very strong capacity for payment of financial commitments and is not significantly vulnerable to foreseeable events.

3. **Notification**

The Netherlands Authority for the Financial Markets (Autoriteit Financiële Markten) has been requested to provide each of the Commission bancaire, financière et des assurances (CBFA) in Belgium, Epitroph Kefalaiagoras in Greece, Comisiòn Nacional del Mercado de Valores (CNMV) in Spain, Autorité des marchés finaciers (AMF) in France, Irish Financial Regulatory Authority in Ireland, Commissione Nazionale per le Società e la Borsa (CONSOB) in Italy, Kredittilsynet in Norway, Financial Market Authority (FMA) in Austria Rahoitustarkastus in Finland, Finansinspektionen in Sweden, Financial Services Authority (FSA) in United Kingdom, Commission de surveillance du secteur financier in Luxembourg and the Bundesanstalt für Finanzdienstleistungsaufsicht (BaFin) in Germany with a certificate of approval attesting that the Offering Circular has been drawn up in accordance with the Prospectus Directive.

Notwithstanding the foregoing, no offer of Notes to the public may be made in any Relevant Member State, which requires the Issuer to undertake any action in addition to the filing of the Final Terms with the Netherlands Authority for the Financial Markets unless and until the Issuer advises such action has been taken.

4. **Interests of Natural and Legal Persons Involved in the Issue**

Save as disclosed in the Offering Circular, so far as the Issuer is aware, no person involved in the offer of the Notes has an interest material to the offer.

5. **Operational Information**

(i)	ISIN Code:	XS0269033865
(ii)	Common Code:	26903386
(iii)	Fondscode:	Not Applicable
(iv)	German WKN-code:	Not Applicable
(v)	Private Placement Number	Not Applicable
(vi)	Any clearing system(s) other than Euroclear and Clearstream, Luxembourg and the relevant number(s):	Not Applicable
	(i) The Depository Trust:	Not Applicable
(vii)	Delivery:	Delivery against payment
(viii)	Names and addresses of additional Paying/Delivery Agent(s) (if any):	Not Applicable
(ix)	Names (and addresses) of Calculation Agent(s) (if different from Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank International)):	Not Applicable

6 **General**

(i)	Tradeable Amount:	So long as the Notes are represented by a temporary Global Note or permanent Global Note, the Notes will be tradeable only in principal amounts of at least the Specified Denomination or if more than one Specified Denomination, the lowest Specified Denomination, and integral multiples of the Tradeable Amount in excess thereof.
(ii)	Time period during which the offer is open:	Not Applicable
(iii)	Description of the applicable process:	Not Applicable
(iv)	Description of possibility to reduce subscriptions:	Not Applicable
(v)	Manner for refunding excess amount paid by applicants:	Not Applicable
(vi)	Minimum and/or maximum amount of application:	Not Applicable
(vii)	Method and time limit for paying up the securities and for delivery of the securities:	Not Applicable
(viii)	Manner and date in which results of the offer are to be made public:	Not Applicable
(ix)	Procedure for exercise of any right of pre-emption, the negotiability of subscription rights and the treatment of subscription rights not exercised:	Not Applicable

EXECUTION COPY

Final Terms

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND)
(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A.
(Rabobank Nederland) Australia Branch
(Australian Business Number 70 003 917 655)
(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A.
(Rabobank Nederland) Singapore Branch
(Singapore Company Registration Number F03634W)
(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

Euro 80,000,000,000
Global Medium-Term Note Programme
Due from seven days to perpetuity

SERIES NO: 1647A
TRANCHE NO: 1

ISK 3,000,000,000 11.00 per cent. Fixed Rate Notes 2006 due 1 April 2008 (the "Notes")

Issue Price: 99.95 per cent.

TD Securities **Rabobank International**

The date of these Final Terms is 25 September 2006.

PART A – CONTRACTUAL TERMS

Terms used herein shall be deemed to be defined as such for the purposes of the Conditions set forth in the Offering Circular (the '**Offering Circular**') dated May 31, 2006 which constitutes a base prospectus for the purposes of the Prospectus Directive (Directive 2003/71/EC) (the '**Prospectus Directive**'). This document constitutes the Final Terms of the Notes described herein for the purposes of Article 5.4 of the Prospectus Directive and must be read in conjunction with the Offering Circular, as so supplemented. Full information on the Issuer and the offer of the Notes is only available on the basis of the combination of these Final Terms and the Offering Circular. The Notes will be issued on the terms of these Final Terms read together with the Offering Circular. Each Issuer accepts responsibility for the information contained in these Final Terms which, when read together with the Offering Circular, contains all information that is material in the context of the issue of the Notes. The Offering Circular is available for viewing at, and copies may be obtained from, Rabobank Nederland at Croeselaan 18, 3521 CB Utrecht, the Netherlands and the principal office in England of the Arranger and of the Paying Agent in Luxembourg and Amsterdam and www.bourse.lu.

1	Issuer:		Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland)
2	(i)	Series Number:	1647A
	(ii)	Tranche Number:	1
3	Specified Currency or Currencies:		Icelandic Krona ("ISK")
4	Aggregate Nominal Amount:		
	(i)	Tranche:	ISK 3,000,000,000
	(ii)	Series:	ISK 3,000,000,000
5	Issue Price:		99.95 per cent. of the Aggregate Nominal Amount
6	Specified Denominations:		ISK 100,000
7	(i)	Issue Date:	28 September 2006
	(ii)	Interest Commencement Date (if different from the Issue Date):	Not Applicable
8	Maturity Date:		1 April 2008
9	Domestic Note: (if Domestic Note, there will be no gross-up for withholding tax)		No
10	Interest Basis:		11.00 per cent. Fixed Rate
11	Redemption/Payment Basis:		Redemption at par
12	Change of Interest or Redemption/Payment Basis:		Not Applicable
13	Put/Call Options:		Not Applicable
14	(i)	Status of the Notes:	Senior

	(ii)	Date approval for issuance of Notes obtained:	Not Applicable
15	Method of distribution:		Syndicated

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

16	**Fixed Rate Note Provisions**		Applicable
	(i)	Rate of Interest:	11.00 per cent. per annum payable annually in arrear
	(ii)	Interest Payment Date(s):	1 April in each year commencing on 1 April 2007 (short first coupon) and ending on the Maturity Date.
	(iii)	Fixed Coupon Amount(s):	ISK 11,000 per ISK 100,000 in nominal amount
	(iv)	Broken Amount:	Short first coupon payable 1 April 2007 of ISK 5,575.34 per ISK 100,000 in nominal amount.
	(v)	Day Count Fraction (Condition 1(a)):	Actual/Actual-ICMA (unadjusted)
	(vi)	Determination Date(s) (Condition 1(a)):	Interest Payment Dates
	(vii)	Other terms relating to the method of calculating interest for Fixed Rate Notes:	Not Applicable
17	**Floating Rate Provisions**		Not Applicable
18	**Zero Coupon Note Provisions**		Not Applicable
19	***Index Linked Interest Note Provisions***		Not Applicable
20	**Equity Linked Interest Note Provisions**		Not Applicable
21	**Dual Currency Note Provisions**		Not Applicable

PROVISIONS RELATING TO REDEMPTION

22	**Call Option**	Not Applicable
23	**Put Option**	Not Applicable
24	**Final Redemption Amount (all Notes except Equity Linked Redemption Notes and *Index Linked Redemption Notes*) of Each Note**	ISK 100,000 per Note of ISK 100,000 Specified Denomination
25	**Final Redemption Amount (Equity Linked Redemption Notes)**	Not Applicable
26	**Final Redemption Amount (Index Linked Redemption Notes)**	Not Applicable
27	**Early Redemption Amount**	

	(i)	Early Redemption Amount(s) of each Note payable on redemption for taxation reasons (Condition 7(c)) or an event of default (Condition 13) and/or the method of calculating the same (if required or if different from that set out in the Conditions):	As set out in the Conditions
	(ii)	Redemption for taxation reasons permitted on days other than Interest Payment Dates (Condition 7(c)):	Yes
	(iii)	Unmatured Coupons to become void upon early redemption (Bearer Notes only) (Condition 10(f)):	Yes
	(iv)	Early Redemption Amount of each Note payable on redemption pursuant to Condition 7(g):	Not Applicable

GENERAL PROVISIONS APPLICABLE TO THE NOTES

28	**Form of Notes**	Bearer Notes Temporary Global Note exchangeable for permanent Global Note which is exchangeable for Definitive Notes in the limited circumstances specified in the permanent Global Note.
29	Financial Centre(s) (Condition 10(h)) or other special provisions relating to payment dates:	London, Reykjavik, and Target, subject to Condition 10(h) (A)
30	Talons for future Coupons or Receipts to be attached to Definitive Notes (and dates on which such Talons mature):	No
31	Details relating to Partly Paid Notes: amount of each payment comprising the Issue Price and date on which each payment is to be made and consequences (if any) of failure to pay, including any right of the Issuer to forfeit the Notes and interest due on late payment:	Not Applicable
32	Details relating to Instalment Notes:	Not Applicable
33	Redenomination, renominalisation and reconventioning provisions:	Not Applicable
34	Consolidation provisions:	Not Applicable
35	Other terms or special conditions:	So long as Bearer Notes are represented by a

temporary or permanent Global Note and the temporary or permanent Global Note is held on behalf of Euroclear, Clearstream, Luxembourg or any other clearing system, notwithstanding Condition 17, notices to Noteholders may be given by delivery of the relevant notice to that clearing system for communication by it to entitled accountholders. Any notice thus delivered to that clearing system shall be deemed to have been given to the Noteholders on the day on which that notice is delivered to the clearing system.

DISTRIBUTION

36	(i)	If syndicated, names and addresses of Managers:	The Toronto-Dominion Bank Triton Court 14/18 Finsbury Square London EC2A 1DB United Kingdom Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank International) Thames Court One Queenhithe London EC4V 3RL United Kingdom
	(ii)	Stabilising Manager (if any):	The Toronto-Dominion Bank
	(iii)	Dealers' Commission:	1.00 per cent. selling concession 0.125 per cent. combined management and underwriting commission
37		If non-syndicated, name and address of Dealer:	Not Applicable
38		Applicable TEFRA exemption	D Rules
39		Additional selling restrictions:	<u>Iceland</u> Each Manager represents and agrees that it will not offer Notes to the public in Iceland, except in compliance with the Icelandic Act on Securities Transactions (No.33/2003) as amended and any applicable laws or regulations in Iceland.
40		Subscription period:	Not Applicable

GENERAL

41	Additional steps that may only be taken following approval by an Extraordinary Resolution in accordance with Condition 14(a):	Not Applicable
42	The aggregate principal amount of Notes issued has been translated into Euro at the rate of 0.011231 producing a sum of (for Notes not denominated in Euro):	Euro 33,693,000
43	In the case of Notes listed on Eurolist by Euronext Amsterdam N.V.:	Not Applicable

LISTING AND ADMISSION TO TRADING APPLICATION

These Final Terms comprise the final terms required to list and have admitted to trading the issue of Notes described herein pursuant to the Euro 80,000,000,000 Global Medium Term Note Programme of Rabobank Nederland.

RESPONSIBILITY

The Issuer accepts responsibility for the information contained in these Final Terms.

Signed on behalf of the Issuer:

By: 

Duly authorised

PART B – OTHER INFORMATION

1 Listing

(i)	Listing:	Luxembourg
(ii)	Admission to Trading:	Application has been made for the Notes to be admitted to trading on the Luxembourg Stock Exchange with effect from 28 September 2006
(iii)	Estimate of total expenses related to admission to trading:	EUR 1,030

2 Ratings

Rating: The Notes to be issued have been rated:

S&P:	AAA
Moody's:	Aaa
Fitch RatingsLtd.:	AA+

As defined by Moody's an Aaa rating means that the Notes are judged to be of the highest quality, with minimal credit risk. As defined by Standard & Poor's, an AAA rating means that the Notes have the highest rating assigned by Standard & Poor's and that the Issuer's capacity to meet its financial commitment on the obligation is extremely strong. As defined by Fitch an AA+ rating means that the Notes are judged to be of a very high credit quality and denote expectations of low credit risk. It indicates very strong capacity for payment of financial commitments and is not significantly vulnerable to foreseeable events.

3 Notification

The Netherlands Authority for the Financial Markets (*Autoriteit Financiële Markten*) has provided each of the Commission bancaire, financière et des assurances (CBFA) in Belgium, Epitroph Kefalaiagoras in Greece, Comisiòn Nacional del Mercado de Valores (CNMV) in Spain, Autorité des marchés financiers (AMF) in France, Irish Financial Regulatory Authority in Ireland, Commissione Nazionale per le Società e la Borsa (CONSOB) in Italy, Kredittilsynet in Norway, Financial Market Authority (FMA) in Austria, Rahoitustarkastus in Finland, Finansinspektionen in Sweden, Financial Services Authority (FSA) in United Kingdom, Commission de surveillance du secteur financier in Luxembourg and the Bundesanstalt für Finanzdienstleistungsaufsicht (BaFin) in Germany with a certificate of approval attesting that the Offering Circular has been drawn up in accordance with the Prospectus Directive.

Notwithstanding the foregoing, no offer of Notes to the public may be made in any Relevant Member State, which requires for the Issuer to undertake any action in addition to the filing of the Final Terms with the Netherlands Authority for the Financial Markets unless and until the Issuer advises such action has been taken.

4 Interests of natural and legal persons involved in the issue

Save as disclosed in the Offering Circular, so far as the Issuer is aware, no person involved in the offer of the Notes has an interest material to the offer.

5 Reasons for the offer, estimated net proceeds and total expenses

(i)	Reasons for the offer:	Banking business
(ii)	Estimated net proceeds	ISK 2,963,250,000
(iii)	Estimated total expenses:	ISK 35,250,000 (comprising of ISK 1,500,000 Managers' expenses and ISK 33,750,000 selling concession and combined management and underwriting commission)

6 Yield ***(Fixed Rate Notes Only)***

Indication of yield: 11.142 per cent. per annum

This is the yield-to-maturity and is calculated as the rate of return anticipated on the Notes as if they will be held until the Maturity Date. The calculation of the yield-to-maturity takes into account the Issue Price of the Notes, the Aggregate Nominal Amount of the Notes, the Rate of Interest and the time to Maturity. It is also assumed that all coupons are reinvested at the same rate.

The yield is calculated at the Issue Date on the basis of the Issue Price. It is NOT an indication of future yield.

7 Historic interest rates ***(Floating Rate Notes only)***

Not Applicable

8 Performance of index/formula, explanation of effect on value of investment and associated risks and other information concerning the underlying ***(Index-Linked Notes only)***

Not Applicable

9 Performance of rate[s] of exchange and explanation of effect on value of investment ***(Dual Currency Notes only)***

Not Applicable

10 Performance of underlying, explanation of effect on value of investment and associated risks and information concerning the underlying ***(Equity-Linked Notes only)***

Not Applicable

11 Operational information

(i)	ISIN Code:	XS0268554119
(ii)	Common Code:	026855411
(iii)	WKN (German security code):	A0GYH5
(iv)	Fondscode:	Not Applicable
(v)	Private Placement number:	Not Applicable
(vi)	Any clearing system(s) other than Euroclear and Clearstream, Luxembourg and the relevant number(s):	Not Applicable
(vii)	Delivery:	Delivery against payment
(viii)	Names and addresses of additional Paying/Deliver Agents (if any):	Not Applicable
(ix)	Names (and addresses)of Calculation Agent(s) (if different from Coöperatieve Centrale Raiffeisen-Boerenleenbank B,A, (Rabobank International)	Not Applicable

12 General

Tradeable Amount:	ISK 100,000 So long as the Notes are represented by a temporary Global Note or permanent Global Note, the Notes will be tradeable only in principal amounts of at least the Specified Denomination and integral multiples of the Tradeable Amount in excess thereof
Time period during which the offer is open:	Not Applicable
Description of the application process:	Not Applicable
Description of possibility to reduce subscriptions:	Not Applicable
Manner for refunding excess amount paid by applicants:	Not Applicable
Minimum and/or maximum amount of application:	Not Applicable
Method and time limit for paying up the securities and for delivery of the securities:	Not Applicable
Manner and date in which results of the offer are to be made public:	Not Applicable
Procedure for exercise of any right of pre-emption, the negotiability of subscription rights and the treatment of subscription rights not exercised:	Not Applicable



Final Terms

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND)
(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) Australia Branch
(Australian Business Number 70 003 917 655)
(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) Singapore Branch
(Singapore Company Registration Number F03634W)
(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

Euro 80,000,000,000
Global Medium-Term Note Programme
Due from seven days to perpetuity
COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND)

SERIES NO: 1629A
TRANCHE NO: 1

EUR 100,000,000 Index Linked Interest Notes 2006 due August 18, 2018 (the "Notes")

Issue Price: 100 per cent.

CALYON

The date of these Final Terms is August 16, 2006

PART A – CONTRACTUAL TERMS

Terms used herein shall be deemed to be defined as such for the purposes of the Conditions set forth in the Offering Circular (the '**Offering Circular**') dated May 31, 2006 which constitutes a base prospectus for the purposes of the Prospectus Directive (Directive 2003/71/EC) (the '**Prospectus Directive**'). This document constitutes the Final Terms of the Notes described herein for the purposes of Article 5.4 of the Prospectus Directive and must be read in conjunction with the Offering Circular, as so supplemented. Full information on the Issuer and the offer of the Notes is only available on the basis of the combination of these Final Terms and the Offering Circular. The Notes will be issued on the terms of these Final Terms read together with the Offering Circular. Each Issuer accepts responsibility for the information contained in these Final Terms which, when read together with the Offering Circular, contains all information that is material in the context of the issue of the Notes. The Offering Circular is available for viewing at, and copies may be obtained from, Rabobank Nederland at Croeselaan 18, 3521 CB Utrecht, the Netherlands and the principal office in England of the Arranger and of the Paying Agent in Luxembourg and Amsterdam and www.bourse.lu.

1	Issuer:		Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland)
2	(i)	Series Number:	1629A
	(ii)	Tranche Number:	1
3	Specified Currency or Currencies:		Euro ("EUR")
4	Aggregate Nominal Amount:		
	(i)	Series:	EUR 100,000,000
	(ii)	Tranche:	EUR 100,000,000
5	Issue Price:		100 per cent. of the Aggregate Nominal Amount
6	Specified Denominations:		EUR 50,000
7	(i)	Issue Date:	August 18, 2006
	(ii)	Interest Commencement Date (if different from the Issue Date):	Not Applicable
8	Maturity Date:		August 18, 2018
9	Domestic Note: (if Domestic Note, there will be no gross-up for withholding tax)		No
10	Interest Basis:		Index Linked Interest (further particulars specified below)
11	Redemption/Payment Basis:		Redemption at par
12	Change of Interest or Redemption/Payment Basis:		Not Applicable
13	Put/Call Options:		Not Applicable
14	(i)	Status of the Notes:	Senior
	(ii)	Date approval for issuance of Notes obtained:	Not Applicable

15	Method of distribution:	Non-syndicated

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

16	**Fixed Rate Note Provisions**	Not Applicable
17	**Floating Rate Provisions**	Not Applicable
18	**Zero Coupon Note Provisions**	Not Applicable
19	**Index Linked Interest Note Provisions**	Applicable
	(i) Index/Formula:	The Rate of Interest in respect of each Interest Period will be determined by the Calculation Agent in accordance with the following Formula:

4.44 per cent. + 6 x Underlying Spread Reference

Where:

"Underlying Spread Reference" means the resultant of the following formula:

$$\left[\left(\frac{HICPi}{HICPi-1}\right)-\left(\frac{CPIi}{CPIi-1}\right)\right]$$

"CPI" means the unrevised monthly reference Consumer Price Index excluding tobacco for the month M, for all households residing in metropolitan France; it is calculated and published monthly by the INSEE appearing on Reuters page "OATINFLATION 01" or such replacement page on that service which displays the information as such index may be adjusted a replaced from time to time as provided below.

"INSEE" means *Institut National de la Statistique et des Etudes Economiques,* a French government agency, which collects and produces information on the French economy and society. This information is made available to the entire national community (government, business, researchers, media, educators, private individuals) for study, forecasting, and decision-making purposes.

"HICP" means the unrevised Eurostat All-Items Harmonised Index of Consumer Prices (excluding tobacco) for the Eurozone for the month M as calculated and published on a monthly basis by Eurostat and which appears on Reuters screen OATEI01, and rounded to the five decimals.
"M" means May

"Eurozone" means the region comprised of member states of the European Union that have adopted the single currency in accordance with the treaty establishing the European Community, as amended.

"Eurostat" means the statistical office of the European Communities in Luxembourg.

"HICPi" means the level of the HICP, as published on Reuters screen OATEI01, for the month of May of the year of the relevant Interest Payment Date.

"HICPi-1" means the level of the HICP, as published on Reuters screen OATEI01, for the month of May of the year preceding the year of the **HICPi.**

"CPIi" means the level of the IPC, as published on Reuters page "OATINFLATION 01", for the month of May of the year of the relevant Interest Payment Date.

"CPIi-1" means the level of the IPC, as published on Reuters page "OATINFLATION 01", for the month of May of the year preceding the year of the **CPIi.**

*For the purposes of the calculation of **Underlying Spread Reference**, the first publication of the HICP and CPI (excluding estimates) for a given month shall be final. For the avoidance of doubt a later revision of the HICP and/or CPI shall be disregarded.*

(ii) Calculation Agent responsible for calculating the Rate(s) of Interest and Interest Amount: CALYON

	(iii)	Provisions for determining Rate(s) of Interest and Interest Amount where calculated by reference to Index and/or Formula:	See item 19(i) above
	(iv)	Sponsor:	Eurostat and INSEE
	(v)	Provisions for determining Coupon where calculation by reference to Index and/or Formula is impossible or impracticable:	See Appendix in relation to HICP and definition of CPI in relation to CPI.
	(vi)	Interest Period(s) or Calculation Periods:	The period beginning on (and including) the Issue Date and ending on (but excluding) the first Specified Interest Payment Date and each successive period beginning on (and including) a Specified Interest Payment Date and ending on (but excluding) the next succeeding Specified Interest Payment Date.
	(vii)	Interest Period Date(s):	Not Applicable
	(viii)	Interest Determination Date(s):	Not Applicable
	(ix)	Specified Interest Payment Dates:	August 18 in each year commencing on August 18, 2007 and ending on the Maturity Date
	(x)	Business Day Convention:	Following Business Day Convention
	(xi)	Business Centre(s) (Condition 1(a)):	TARGET
	(xii)	Minimum Rate of Interest:	0.00 per cent.
	(xiii)	Maximum Rate of Interest:	7.00 per cent.
	(xiv)	Day Count Fraction (Condition 1(a)):	30/360, unadjusted
	(xv)	Exchange:	Not Applicable
	(xvi)	Related Exchange:	Not Applicable
20	**Equity Linked Interest Note Provisions**		Not Applicable
21	**Dual Currency Note Provisions**		Not Applicable

PROVISIONS RELATING TO REDEMPTION

22	**Call Option**	Not Applicable
23	**Put Option**	Not Applicable
24	**Final Redemption Amount (all Notes except Equity Linked Redemption Notes and Index Linked Redemption Notes) of Each Note**	EUR 50,000 per Note of EUR 50,000 Specified Denomination
25	**Final Redemption Amount (Equity Linked Redemption Notes)**	Not Applicable

26	**Final Redemption Amount (Index Linked Redemption Notes)**	Not Applicable
27	**Early Redemption Amount**	
	(i) Early Redemption Amount(s) of each Note payable on redemption for taxation reasons (Condition 7(c)) or an event of default (Condition 13) and/or the method of calculating the same (if required or if different from that set out in the Conditions):	As set out in the Conditions
	(ii) Redemption for taxation reasons permitted on days other than Interest Payment Dates (Condition 7(c)):	No
	(iii) Unmatured Coupons to become void upon early redemption (Bearer Notes only) (Condition 10(f)):	Yes
	(iv) Early Redemption Amount of each Note payable on redemption pursuant to Condition 7(g):	Not Applicable

GENERAL PROVISIONS APPLICABLE TO THE NOTES

28	**Form of Notes**	Bearer Notes
	(i) Temporary or permanent Global Note/Certificate:	Temporary Global Note exchangeable for a permanent Global Note which is exchangeable for Definitive Notes in the limited circumstances specified in the permanent Global Note
29	Financial Centre(s) (Condition 10(h)) or other special provisions relating to payment dates:	TARGET, subject to Condition 10(h)(A)
30	Talons for future Coupons or Receipts to be attached to Definitive Notes (and dates on which such Talons mature):	No
31	Details relating to Partly Paid Notes: amount of each payment comprising the Issue Price and date on which each payment is to be made and consequences (if any) of failure to pay, including any right of the Issuer to forfeit the Notes and interest due on late payment:	Not Applicable
32	Details relating to Instalment Notes:	Not Applicable

33	Redenomination, renominalisation and reconventioning provisions:	Not Applicable
34	Consolidation provisions:	Not Applicable
35	Other terms or special conditions:	So long as Bearer Notes are represented by a permanent Global Note and the permanent Global Note is held on behalf of Euroclear, Clearstream, Luxembourg or any other clearing system, notwithstanding Condition 17, notices to Noteholders may be given by delivery of the relevant notice to that clearing system for communication by it to entitled accountholders. Any notice thus delivered to that clearing system shall be deemed to have been given to the Noteholders on the day on which that notice is delivered to the clearing system

DISTRIBUTION

36	(i)	If syndicated, names and addresses of Managers:	Not Applicable
	(ii)	Stabilising Manager (if any):	Not Applicable
	(iii)	Dealers' Commission:	Not Applicable
37	If non-syndicated, name and address of Dealer:		CALYON 9 quai du Président Paul Doumer 92920 Paris La Defense France
38	Applicable TEFRA exemption:		D Rules
39	Additional selling restrictions:		Not Applicable
40	Subscription period:		Not Applicable

GENERAL

41	Additional steps that may only be taken following approval by an Extraordinary Resolution in accordance with Condition 14(a):	Not Applicable
42	The aggregate principal amount of Notes issued has been translated into Euro at the rate of producing a sum of (for Notes not denominated in Euro):	Not Applicable
43	In the case of Notes listed on Eurolist by Euronext Amsterdam N.V.:	Not Applicable

LISTING AND ADMISSION TO TRADING APPLICATION

These Final Terms comprise the final terms required to list and have admitted to trading the issue of Notes described herein pursuant to the Euro 80,000,000,000 Global Medium Term Note Programme of Rabobank Nederland

RESPONSIBILITY

The Issuer accepts responsibility for the information contained in these Final Terms. Information on the underlying has been extracted from INSEE and France Tresor web site. The Issuer confirms that such information has been accurately reproduced and that, so far as it is aware, and is able to ascertain from information published by INSEE and France Tresor web site, no facts have been omitted which would render the reproduced information inaccurate or misleading.

Signed on behalf of the Issuer:

By: ....

Duly authorised

PART B – OTHER INFORMATION

1 Listing

(i) Listing:	Luxembourg Stock Exchange
(ii) Admission to Trading:	Application has been made for the Notes to be admitted to trading on August 18, 2006 with effect from August 18, 2006
(iii) Estimate of total expenses related to admission to trading:	EUR 5,920

2 Ratings

Rating: The Notes have been rated

S&P:AAA

Moody's: Aaa

Fitch Ratings Ltd: AA+

As defined by Standard & Poor's, an AAA rating means that the Notes has the highest rating assigned by Standard & Poor's and that the Issuer's capacity to meet its financial commitment on the obligation is extremely strong. As defined by Moody's an Aaa rating means that the Notes are judged to be of the highest quality, with minimal credit risk. As defined by Fitch an AA+ rating means that the Notes are judged to be of a very high credit quality and denote expectations of low credit risk. It indicates very strong capacity for payment of financial commitments and is not significantly vulnerable to foreseeable events.

3 Notification

The Netherlands Authority for the Financial Markets *(Autoriteit Financiële Markten)* has been requested to provide each of the *Commission bancaire, financière et des assurances (CBFA)* in Belgium, *Epitroph Kefalaiagoras* in Greece, *Comisiòn Nacional del Mercado de Valores (CNMV)* in Spain, *Autorité des marchés finaciers (AMF)* in France, Irish Financial Regulatory Authority in Ireland, *Commissione Nazionale per le Società e la Borsa (CONSOB)* in Italy, *Kredittilsynet* in Norway, Financial Market Authority (FMA) in Austria *Rahoitustarkastus* in Finland, *Finansinspektionen* in Sweden, Financial Services Authority (FSA) in United Kingdom, *Commission de surveillance du* secteur financier (CSSF) in Luxembourg and the Bundesanstalt für Finanzdienstleistungsaufsicht (BaFin) in Germany with a certificate of approval attesting that the Offering Circular has been drawn up in accordance with the Prospectus Directive.

Notwithstanding the foregoing, no offer of Notes to the public may be made in any Relevant Member State, which requires the Issuer to undertake any action in addition to the filing of the Final Terms with the Netherlands Authority for the Financial Markets unless and until the Issuer advises such action has been taken.

4 Interests of natural and legal persons involved in the offer

Save as disclosed in the Offering Circular, so far as the Issuer is aware, no person involved in the offer of the Notes has an interest material to the offer.

5 Reasons for the offer, estimated net proceeds and total expenses

(i)	Reasons for the offer:	Banking Business
(ii)	Estimated net proceeds	EUR 100,000,000
(iii)	Estimated total expenses:	None

6 Yield *(Fixed Rate Notes Only)*

Indication of yield: Not Applicable.

7 Historic interest rates *(Floating Rate Notes only)*

Not Applicable

8 Performance of index/formula, explanation of effect on value of investment and associated risks and other information concerning the underlying *(Index-Linked Notes only)*

See Appendix, details of historic for the HICPi can be obtained from Eurostat and for IPC from INSEE.

.9 Performance of rates of exchange and explanation of effect on value of investment *(Dual Currency Notes only)*

Not Applicable

10 Performance of underlying, explanation of effect on value of investment and associated risks and information concerning the underlying *(Equity-Linked Notes only)*

Not Applicable

11 Operational information

(i)	ISIN Code:	XS0263245135
(ii)	Common Code:	26324513
(iii)	Fondscode:	Not Applicable
(iv)	German WKN-code:	Not Applicable
(v)	Private Placement number	Not Applicable
(vi)	Any clearing system(s) other than Euroclear and Clearstream, Luxembourg and the relevant number(s):	Not Applicable
(vii)	Delivery:	Delivery against payment
(viii)	Names and addresses of additional or other Paying Agents (if any):	Not Applicable
(ix)	Names (and addresses) of Calculation Agent(s) (if different from Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank International))	CALYON 9 quai du Président Paul Doumer 92920 Paris la Défense Cedex France

12 General

Tradeable Amount: EUR 50,000

	So long as the Notes are represented by a temporary Global Note or permanent Global Note, the Notes will be tradeable only in principal amounts of at least the Specified Denomination or if more than one Specified Denomination, the lowest Specified Denomination, and integral multiples of the Tradeable Amount in excess thereof
Time period during which the offer is open:	Not Applicable
Description of the application process:	Not Applicable
Description of possibility to reduce subscriptions:	Not Applicable
Manner for refunding excess amount paid by applicants:	Not Applicable
Minimum and/or maximum amount of application:	Not Applicable
Method and time limit for paying up the securities and for delivery of the securities:	Not Applicable
Manner and date in which results of the offer are to be made public:	Not Applicable
Procedure for exercise of any right of pre-emption, the negotiability of subscription rights and the treatment of subscription rights not exercised:	Not Applicable

Signed on behalf of the Issuer:

By: ______________________

Duly authorised

APPENDIX

(This Appendix forms part of the Final Terms to which it is attached)

INFORMATION RELATING TO THE INFLATION INDEX

1- THE CPI INDEX

(Source : INSEE web site : France tresor web site : www.francetresor.gouv.fr)

(i) FIELD

Geographic coverage:
French territory, including the overseas départements (DOMs), which were incorporated into the new base-1998 CPI with effect from the index published in February 1999 and back-extrapolated to the year 1998.

Other specific features:
The CPI covers all goods and services consumed on French territory by resident households and non-resident households (for example, tourists). The CPI's effective coverage rate in 1998 was 95% of its theoretical rate. The main extensions in the scope of coverage of the new index are insurance, social-protection services, household services, legal services, used cars, and municipal waste collection. As from 1999, the only areas excluded from the CPI observation field are gambling, hospital services, life insurance, and healthcare insurance.

(ii) GENERAL DESCRIPTION OF CPI

Goals:
The CPI is the official instrument for measuring inflation. It allows an estimation between two given periods of the average change in prices of products consumed by households. It is a summary gauge of movements in prices of products on a constant-quality basis.

Production and publication:
The CPI is published monthly in two issues of Informations Rapides–for the "preliminary" and "revised" figure respectively–and in various product consumption classifications. The basic structure resembles the international Classification of Individual Consumption by Purpose (COICOP) but is more detailed: it comprises 12 consumption functions, 122 groupings into 161 groups, and a few short-term groupings. INSEE also publishes about a hundred series of average prices for individual items.

(iii) COLLECTION METHODS

Historical summary:
The first generation of indexes dates from 1914. Over the years, the CPI coverage has broadened both in geographic terms and in terms of population represented and consumption tracked. The Base 1998 CPI is the seventh-generation index. It consists of 159 groups, 122 groupings, and 12 consumption functions.This sectorial cover enlarged every year; in January 2001 it's constitued of 161 groupes.

Statistical unit surveyed:

Sales outlet for products distributed through conventional channels. National or regional producer organization for data on charges: electricity, telecommunications, rail and air fares, mail-order catalog prices, etc.

Frequency and collection method:
Observations by price collectors on a month-long and once-a-month basis. Fresh-product prices are collected every two weeks.

Sampling frame and number of units surveyed:

The sampling plan is stratified according to three criteria:

- geographic criterion: prices are collected in 106 urban units of more than 2,000 inhabitants throughout France and of all sizes;
- product types: a sample of slightly over 1,000 product families, called "items" (variétés) is defined to allow for product heterogeneity within 161 groups of products. The item is the basic, elementary level for monitoring products and calculating the index. The list of items is confidential, and only some average prices of homogeneous products are published at this level.
- "type of sales outlet": a sample of 27,000 outlets, stratified by sales channel, was constructed (1) to represent product diversity by brand, distributor, and consumer-purchasing modes, and (2) to take into account the differences in price movements for each sales channel.

By combining these criteria, INSEE manages to track slightly over 130,000 varieties (séries, i.e., specific products in a given type of sales outlet), yielding over 160,000 monthly quotations. In addition, some 40,000 varieties of charges are obtained from central sources.

The sample is updated annually to reflect the changing patterns of consumption behavior and, in particular, to introduce new products.

Revisions concern the list and content of items as well as the distribution by form of sale and by urbanunit.

(iv)CALCULATION METHOD OF THE CPI

The CPI is an annually chained Laspeyres index. In addition to the sample composition, the weightings used to aggregate the 21,000 elementary indexes (items x urban unit, in most cases) are also updated annually. These weightings express the share of expenditures on a given aggregate as a total of the household consumption expenditures tracked by the CPI.
Most weightings are obtained from the annual assessments of household consumption expenditures by the National Accounting Service, rebased on 1995.
Specific methods are used for fresh products, for other seasonal items, and for determining "pure" price movements on a constant-quality basis, when a product is eliminated and replaced by another during the year.
Special offers and discount sales available to all consumers are taken into account in all CPI products.

(iv)FALL BACK PROVISION OF THE CPI

(a) If the CPI value for any relevant month ("**M**") is not published or ceases to be published, then a substitute CPI value (the "**Substitute Index**") will be used and will be determined by the Calculation Agent in accordance with the following provisions:

   (i) if a provisional CPI has already been published by INSEE, such index shall automatically be used as the Substitute Index and such term shall be construed accordingly;

(ii) if no provisional CPI is available, the Substitute Index shall be calculated by the Calculation Agent in accordance with the following formula:

$$SUBSTITUTE\ \ INDEX\ m = CPI_{m-1} \times \left(\frac{CPI_{m-1}}{CPI_{m-13}} \right)^{\frac{1}{12}}$$

Where:

"M" means the month for which no CPI value has been published and is therefore needed to be determined for the Substitute Index by extrapolation. If such temporary cessation of publication should last longer than one month, the Calculation Agent will make any necessary adjustments or take any necessary reasonable measures to calculate the CPI value for the relevant month;

If no CPI has been published at M-1, then M-1 in the above formula shall be the value of the latest Index in respect of the month for which an CPI was in fact published prior to the relevant month for which the Substitute Index is required. In such case, "1/12" in the above formula shall be replaced by "N/12", where:

"N" means the number of calendar months between the month for which the Substitute Index is to be determined and the month of the latest index published by INSEE. If N is greater than 12, the Calculation Agent will determine the Substitute Index in a method substantially similar to the method outlined above, in good faith and in a commercially reasonable manner.

(b) If the Index is replaced by a successor index using the same or a substantially similar formula and method of calculation as used in the calculation of the Index and such successor (or other index) is reasonably acceptable to the Calculation Agent acting in good faith, then the relevant index will be the successor reference index.

(c) If the CPI value for a given month is subject to a modification of its base of calculation, the value of the CPI following such change in base shall be determined by the Calculation Agent in good faith in accordance with the methodology published by INSEE following such change in base. In the event that no such methodology is published, then the Calculation Agent shall make such calculation as it, in its reasonable discretion and acting in good faith, deems appropriate to determine the CPI value applicable making any necessary adjustments (if any) to the relevant Daily Inflation Reference to reflect this modification.

2- THE HIPC INDEX

(Source France tresor web site : www.francetresor.gouv.fr)

A- METHODOLOGY

THE HICP Index ("The Index"): A RELIABLE AND OBJECTIVE MEASURE OF EUROZONE INFLATION

• The eurozone harmonized index of consumer prices (HICP), published by Eurostat, measures the level of prices for market goods and services consumed by households in the eurozone.

The eurozone HICP is the aggregate of the member states' HICPs. And the eurozone is considered as one single entity regardless of the elements of which it is composed.

• The HICP Index is said to be harmonized because the methodology and nomenclatures for the index of prices are the same for all of the countries in the eurozone and the European Union (this is required by article 121 of the European Union Treaty). This makes it possible to compare inflation among different

member states of the European Union. Emphasis is placed on the quality and comparability of the various countries' indices.

• In the year N, each country's weight in the eurozone HICP Index equals the share of this country in the eurozone final household consumption for the year N-2. These weights are re-estimated every year in the publication of the January eurozone HICP Index.

• The HICP Index is calculated as an annual chained-index, which makes it possible to change the weights every year.

• Thus, the integration of new entrants in the eurozone HICP Index is easy, as was the case with Greece in January 2001. If a new entrant joins in the year N, it is included in the eurozone HICP Index starting from January N. The new member state's weight is included in the annual revaluation of the HICP Index for the year N.

EMU 2002 HICP INDEX weighting	
Austria	3.19
Belgium	3.40
Finland	1.60
France	20.43
Germany	30.58
Greece	2.47
Ireland	1.26
Italy	19.23
Luxembourg	0.26
Netherlands	5.20
Portugal	2.05
Spain	10.35
EMU Total	**100.00**

• **Release dates:**

The HICP Index is published every month by Eurostat according to a pre-determined, official timetable. Publication generally occurs around the 16th-18th of the following month (for example, the March HICP Index is published around April 16th-18th). If a revision is made, it is published with the HICP Index of the following month.
Since early 2002, Eurostat has been providing a first estimate of the annual HICP Index inflation for each month on the last day of that month. This estimate, based upon very partial data, concerns only the total HICP Index. This may give information to market participants, but this is not an official estimate of the index.

• **The media through which the index is made public:**
The series of unrevised eurozone HICP INDICES is published on the website of Agency France Trésor: www. aft. gouv. fr. It is updated after each publication of a new HICP Index by Eurostat.

Finally, the daily inflation reference, calculated by linear interpolation of the two latest monthly inflation indices published by Eurostat, are available through the www.aft.gouv.fr web site, as well as major international information networks. This reference can be accessed through AFT pages on such networks.

B- ADJUSTEMENT TO THE INDEX

B.1 Change in the Sponsor of the HICP Index:

If the HICP Index is not calculated and/or disseminated by Eurostat, but is calculated and/or disseminated by another relevant authority approved by the European Union (the "New Sponsor"), then the HICP Index as so calculated and/or disseminated by the New Sponsor shall be used for the purpose of calculating the Index Linked Rate of Interest.

B.2 Revision of the HICP Index:

For the purposes of the calculation of Inflation Index, the first publication of the HICP Index (excluding estimates) by Eurostat for a given month shall be final. For the avoidance of doubt, but subject to paragraph B.5 of this Appendix, a later revision of the HICP Index shall be disregarded.

B.3 Successor HICP Index:

If at any time during the term of the Notes , an official notice is made by the Sponsor specifying that the HICP Index has been modified or otherwise affected, or that it will cease to be published, and the Calculation Agent, having consulted the Issuer , determines that the HICP Index is replaced by a Successor index (the " Successor Index "), and the Successor Index is calculated using the same or substantially similar formula or method of calculation as used in the calculation of the original HICP Index, such Successor Index shall be the HICP Index for purposes of calculating the Index Linked Rate of Interest applicable to a Specified Interest Period.

B.4 Cessation of the HICP Index:

If the HICP Index for any relevant month is not published or ceases to be published on or prior to the relevant Interest Determination Date and has not been replaced by a Successor Index, then a substitute index figure (the "**Substitute Index**") will be determined by the Calculation Agent in accordance with the following provisions :

(a) If a provisional HICP Index has already been published on or prior to the relevant Interest Determination Date, the level so published shall automatically be used as the Substitute Index. Once the definitive HICP Index is published, it shall automatically apply from the day following its release to all subsequent calculations .

(b) If neither the HICP Index nor a provisional HICP Index has been published on or prior to the relevant Interest Determination Date, a substitute index figure will be used by the Calculation Agent in determining the Rate of Interest applicable to the relevant Specified Interest Period using the formula set out in section I of this Appendix and the following modified definitions:

Substitute Index = Interim Index Final * [(Interim Index Final/Interim Index Initial)^(N/12)]

Where :

Interim Index Final means the latest HICP Index (whether definitive or provisional) published by the Sponsor prior to the month in respect of which the Substitute Index is being calculated.

Interim Index Initial means the HICP Index (whether definitive or provisional) published by the Sponsor in respect of the month which is twelve (12) calendar months prior to the month of Interim Index Final.

N means the number of calendar months from and including the month of the Interim Index Final to, but excluding the month for which the Substitute Index is to be determined. If N is greater than 12, the Calculation Agent will determine the Substitute Index by a method substantially similar to the method outlined above, in good faith and in a commercially reasonable manner.

For the avoidance of doubt, if a provisional Index or Substitute Index is determined pursuant to the method outlined above for a Specified Interest Period, the Interim Index Initial for the following Specified Interest Period shall be determined without reference to the previously determined Substitute Index or provisional Index.

B.5 **Changes in calculation method or bases of the HICP Index:**

In the event that Eurostat or any New Sponsor makes any changes to the method or bases used for the purpose of calculating the HICP Index, the HICP Index shall, for the purposes of the Notes, be such HICP Index as so calculated and published notwithstanding any such change and the Calculation Agent shall, in its sole and absolute discretion, make any necessary adjustments (if any) to the past fixings of the HICP Index to reflect such change.

If the HICP Index is rebased at any time (the " Rebased Index "), the Rebased Index will be used for purposes of determining the Index provided, however, that the Calculation Agent shall make adjustments to the past fixings of Rebased Index so that the Rebased Index reflects the same rate of inflation as the HICP Index before it was rebased; for the avoidance of doubt, any such rebasing shall not affect any prior payment made under these Notes.

(a) New Member States of the European Monetary Union

It is expected that the HICP Index will take into account new countries becoming participating member states of the European Monetary Union or participating member states leaving the European Monetary Union.

The Calculation Agent may make such adjustments to the HICP Index as it reasonably determines such adjustments are necessary following any such changes to participating member states that are not reflected in the HICP Index or if the HICP Index otherwise ceases to be reflective of the rate of inflation in participating member states in the European Monetary Union or following changes in market practice in the relevant market, in each case as determined by the Calculation Agent acting in good faith and in a commercially reasonable manner. The Calculation Agent will promptly notify the other Party upon making any such adjustment

(b) Manifest Error in Publication

If within five Business Days following the publication of the Index by the Sponsor, an official notice is made by the Sponsor that the HICP Index has to be corrected to remedy a material error in its original publication, the Calculation Agent will notify the Issuer and the Paying Agent of that correction. The Calculation Agent will notify the Paying Agent of the amount that is payable as a result of that correction.



Final Terms

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND)
(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND) AUSTRALIA BRANCH
(Australian Business Number 70 003 917 655)
(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND) SINGAPORE BRANCH
(Singapore Company Registration Number F03634W)
(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

Euro 80,000,000,000
Global Medium-Term Note Programme
Due from seven days to perpetuity

SERIES NO: 1654A

TRANCHE NO.: 1

ZAR 250,000,000 8.50 per cent. Fixed Rate Notes 2006 due 12 October 2012 (the "Notes")

Issue Price: 99.105 per cent.

Deutsche Bank **Rabobank International**

Daiwa Securities SMBC Europe

ABN AMRO **Credit Suisse** **ING Wholesale Banking** **Scotia Capital**

The date of these Final Terms is 10 October 2006

PART A – CONTRACTUAL TERMS

Terms used herein shall be deemed to be defined as such for the purposes of the Conditions set forth in the Offering Circular (the "**Offering Circular**") dated May 31, 2006 which constitutes a base prospectus for the purposes of the Prospectus Directive (Directive 2003/71/EC) (the "**Prospectus Directive**"). This document constitutes the Final Terms of the Notes described herein for the purposes of Article 5.4 of the Prospectus Directive and must be read in conjunction with the Offering Circular, as so supplemented. Full information on the Issuer and the offer of the Notes is only available on the basis of the combination of these Final Terms and the Offering Circular. The Notes will be issued on the terms of these Final Terms read together with the Offering Circular. The Issuer accepts responsibility for the information contained in these Final Terms which, when read together with the Offering Circular, contains all information that is material in the context of the issue of the Notes. The Offering Circular is available for viewing at, and copies may be obtained from, Rabobank Nederland at Croeselaan 18, 3521 CB Utrecht, the Netherlands and the principal office in England of the Arranger and of the Paying Agent in Luxembourg and Amsterdam and www.bourse.lu.

1	Issuer:		Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland)
2	(i)	Series Number:	1654A
	(ii)	Tranche Number:	1
3	Specified Currency or Currencies:		South African Rand ("ZAR")
4	Aggregate Nominal Amount:		
	(i)	Series:	ZAR 250,000,000
	(ii)	Tranche:	ZAR 250,000,000
5	Issue Price:		99.105 per cent. of the Aggregate Nominal Amount
6	Specified Denominations:		ZAR 10,000
7	(i)	Issue Date:	12 October 2006
	(ii)	Interest Commencement Date (if different from the Issue Date):	Not Applicable
8	Maturity Date:		12 October 2012
9	Domestic Note: (if Domestic Note, there will be no gross-up for withholding tax):		No
10	Interest Basis:		8.50 per cent. Fixed Rate
11	Redemption/Payment Basis:		Redemption at par
12	Change of Interest or Redemption/ Payment Basis:		Not Applicable
13	Put/Call Options:		Not Applicable
14	(i)	Status of the Notes:	Senior

	(ii) Date approval for issuance of Notes obtained:	Not Applicable
15	Method of distribution:	Syndicated

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

16	**Fixed Rate Note Provisions**	Applicable
	(i) Rate of Interest:	8.50 per cent. per annum payable annually in arrear
	(ii) Interest Payment Date(s):	12 October in each year commencing on 12 October 2007 and ending on the Maturity Date, adjusted in accordance with Condition 10(h)(A)
	(iii) Fixed Coupon Amount(s):	ZAR 850 per ZAR 10,000 in nominal amount
	(iv) Broken Amount:	Not Applicable
	(v) Day Count Fraction (Condition 1(a)):	Actual/Actual-ICMA (unadjusted)
	(vi) Determination Date(s) (Condition 1(a)):	Not Applicable
	(vii) Other terms relating to the method of calculating interest for Fixed Rate Notes:	Not Applicable
17	**Floating Rate Provisions**	Not Applicable
18	**Zero Coupon Note Provisions**	Not Applicable
19	**Index Linked Interest Note Provisions**	Not Applicable
20	**Equity Linked Interest Note Provisions**	Not Applicable
21	**Dual Currency Note Provisions**	Not Applicable

PROVISIONS RELATING TO REDEMPTION

22	**Call Option**	Not Applicable
23	**Put Option**	Not Applicable
24	**Final Redemption Amount (all Notes except Equity Linked Redemption Notes and Index Linked Redemption Notes) of Each Note**	ZAR 10,000 per Note of ZAR 10,000 Specified Denomination
25	**Final Redemption Amount (Equity Linked Redemption Notes)**	Not Applicable
26	**Final Redemption Amount (Index Linked Redemption Notes)**	Not Applicable
27	**Early Redemption Amount**	
	(i) Early Redemption Amount(s) of each Note payable on redemption for	

	taxation reasons (Condition 7(c)) or an event of default (Condition 13) and/or the method of calculating the same (if required or if different from that set out in the Conditions):	As set out in the Conditions
(ii)	Redemption for taxation reasons permitted on days other than Interest Payment Dates (Condition 7(c)):	Yes
(iii)	Unmatured Coupons to become void upon early redemption (Bearer Notes only) (Condition 10(f)):	Yes
(iv)	Early Redemption Amount of each Note payable on redemption pursuant to Condition 7(g):	Not Applicable

GENERAL PROVISIONS APPLICABLE TO THE NOTES

28	**Form of Notes**	Bearer Notes Temporary Global Note exchangeable for a permanent Global Note which is exchangeable for Definitive Notes in the limited circumstances specified in the permanent Global Note
29	Financial Centre(s) (Condition 10(h)) or other special provisions relating to payment dates:	TARGET and Johannesburg subject to Condition 10(h)(A)
30	Talons for future Coupons or Receipts to be attached to Definitive Notes (and dates on which such Talons mature):	No
31	Details relating to Partly Paid Notes: amount of each payment comprising the Issue Price and date on which each payment is to be made and consequences (if any) of failure to pay, including any right of the Issuer to forfeit the Notes and interest due on late payment:	Not Applicable
32	Details relating to Instalment Notes: Amount of each instalment, date on which each payment is to be made:	Not Applicable
33	Redenomination, renominalisation and reconventioning provisions:	Not Applicable
34	Consolidation provisions:	Not Applicable
35	Other terms or special conditions:	So long as the Notes are represented by a permanent Global Note and the permanent Global Note is held on behalf of Euroclear, Clearstream, Luxembourg or any other clearing system, notwithstanding

Condition 17, notices to Noteholders may be given by delivery of the relevant notice to that clearing system for communication by it to entitled accountholders.

Any notice thus delivered to that clearing system shall be deemed to have been given to the Noteholders on the day on which that notice is delivered to the clearing system.

DISTRIBUTION

36	(i)	If syndicated, names and addresses of Managers:	**Deutsche Bank AG, London Branch** Winchester House 1 Great Winchester Street London EC2N 2DB United Kingdom **Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank International)** Croeselaan 18 3521 CB Utrecht The Netherlands **Daiwa Securities SMBC Europe Limited** 5 King William Street London EC4N 7AX United Kingdom **ABN AMRO Bank N.V.** 250 Bishopsgate London EC2M 4AA United Kingdom **Credit Suisse Securities (Europe) Limited** One Cabot Square London E14 4QJ United Kingdom **ING Bank N.V.** 60 London Wall London EC2M 5TQ United Kingdom

		Scotia Capital Inc. 33 Finsbury Square London EC2A 1BB United Kingdom
	(ii) Stabilising Manager(s) (if any):	Deutsche Bank AG, London Branch
	(iii) Dealers' Commission:	1.875 per cent. of the Aggregate Nominal Amount
37	If non-syndicated, name and address of Dealer:	Not Applicable
38	Applicable TEFRA exemption:	D Rules
39	Additional selling restrictions:	Republic of South Africa. Each Manager will be required to represent and agree that it has not and will not offer for sale or subscription or sell any Notes, directly or indirectly, within the Republic of South Africa or to any person, corporate or other entity resident in the Republic of South Africa except in accordance with South African exchange control regulations, and in circumstances which would not constitute an offer to the public within the meaning of the South African Companies Act, 1973 (as amended).
40	Subscription period:	Not Applicable

GENERAL

41	Additional steps that may only be taken following approval by an Extraordinary Resolution in accordance with Condition 14(a):	Not Applicable
42	The aggregate principal amount of Notes issued has been translated into Euro at the rate of Euro 0.103114, producing a sum of (for Notes not denominated in Euro):	Euro 25,778,500
43	In the case of Notes listed on Eurolist by Euronext Amsterdam N.V.:	Not Applicable

LISTING AND ADMISSION TO TRADING APPLICATION

These Final Terms comprise the final terms required to list and have admitted to trading the issue of Notes described herein pursuant to the Euro 80,000,000,000 Global Medium Term Note Programme of Rabobank Nederland.

RESPONSIBILITY

The Issuer accepts responsibility for the information contained in these Final Terms.

Signed on behalf of the Issuer:

By: 

Duly authorised

PART B – OTHER INFORMATION

1 Listing

(i)	Listing:	Luxembourg Stock Exchange
(ii)	Admission to Trading:	Application has been made for the Notes to be admitted to trading on the Luxembourg Stock Exchange's regulated market with effect from 12 October 2006
(iii)	Estimate of total expenses related to admission to trading:	Euro 2,290

2 Ratings

Rating: The Notes to be issued have been rated:

S&P:	AAA
Moody's:	Aaa
Fitch Ratings Ltd.:	AA+

As defined by Moody's an Aaa rating means that the Notes are judged to be of the highest quality, with minimal credit risk. As defined by S&P, an AAA rating means that the Notes has the highest rating assigned by S&P and that the Issuer's capacity to meet its financial commitment on the obligation is extremely strong. As defined by Fitch an AA+ rating means that the Notes are judged to be of a very high credit quality and denote expectations of low credit risk. It indicates very strong capacity for payment of financial commitments and is not significantly vulnerable to foreseeable events.

3 Notification

The Netherlands Authority for the Financial Markets *(Autoriteit Financiële Markten)* has been requested to provide each of the *Commission bancaire, financiére et des assurances (CBFA)* in Belgium, *Epitroph Kefalaiagoras* in Greece, *Comisiòn Nacional del Mercado de Valores (CNMV)* in Spain, *Autorité des marchés finaciers (AMF)* in France, Irish Financial Regulatory Authority in Ireland, *Commissione Nazionale per le Società e la Borsa (CONSOB)* in Italy, *Kredittilsynet* in Norway, Financial Market Authority (FMA) in Austria *Rahoitustarkastus* in Finland, *Finansinspektionen* in Sweden, Financial Services Authority (FSA) in United Kingdom, *Commission de surveillance du secteur financier* in Luxembourg and the *Bundesanstalt für Finanzdienstleistungsaufsicht (BaFin)* in Germany with a certificate of approval attesting that the Offering Circular has been drawn up in accordance with the Prospectus Directive.

Notwithstanding the foregoing, no offer of Notes to the public may be made in any Relevant Member State, which requires for the Issuer to undertake any action in addition to the filing of the Final Terms with the Netherlands Authority for the Financial Markets unless and until the Issuer advises such

action has been taken.

4 Interests of natural and legal persons involved in the Issue

Save as disclosed in the Offering Circular, so far as the Issuer is aware, no person involved in the offer of the Notes has an interest material to the offer.

5 Reasons for the offer, estimated net proceeds and total expenses

(i)	Reasons for the offer:	Banking business
(ii)	Estimated net proceeds	ZAR 242,925,000
(iii)	Estimated total expenses:	ZAR 4,837,500 (comprising ZAR 150,000 Lead Managers' expenses and ZAR 4,687,500 selling concession and combined management and underwriting commission)

6 Yield (Fixed Rate Notes Only)

Indication of yield:	8.698 per cent. per annum This is the yield-to-maturity and is calculated as the rate of return anticipated on the Notes as if they will be held until the Maturity Date. The calculation of the yield-to-maturity takes into account the Issue Price of the Notes, the Aggregate Nominal Amount of the Notes, the Rate of Interest and the time to the Maturity Date. It is also assumed that all coupons are reinvested at the same rate. The yield is calculated at the Issue Date on the basis of the Issue Price. It is NOT an indication of future yield.

7 Historic interest rates

Not Applicable

8 Performance of index/formula, explanation of effect on value of investment and associated risks and other information concerning the underlying

Not Applicable

9 Performance of rates of exchange and explanation of effect on value of investment

Not Applicable

10 Performance of underlying, explanation of effect on value of investment and associated risks and information concerning the underlying (Equity-Linked Notes only)

Not Applicable

11 Operational information

(i)	ISIN Code:	XS0270169872
(ii)	Common Code:	027016987
(iii)	Fondscode:	Not Applicable

(iv)	German WKN-code:	AOGY9C
(v)	Private Placement number	Not Applicable
(vi)	Any clearing system(s) other than Euroclear and Clearstream, Luxembourg and the relevant number(s):	Not Applicable
(vii)	Delivery:	Delivery against payment
(viii)	Names and addresses of additional Paying/ Delivery Agent(s) (if any):	Not Applicable
(ix)	Names (and addresses) of Calculation Agent(s) (if different from Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank International))	Not Applicable

12 General

Tradeable Amount:	Not Applicable
Time period during which the offer is open:	Not Applicable
Description of the application process:	Not Applicable
Description of possibility to reduce subscriptions:	Not Applicable
Manner for refunding excess amount paid by applicants:	Not Applicable
Minimum and/or maximum amount of application:	Not Applicable
Method and time limit for paying up the securities and for delivery of the securities:	Not Applicable
Manner and date in which results of the offer are to be made public:	Not Applicable
Procedure for exercise of any right of pre-emption, the negotiability of subscription rights and the treatment of subscription rights not exercised:	Not Applicable

Final Terms

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND)
(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND) AUSTRALIA BRANCH
(Australian Business Number 70 003 917 655)
(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND) SINGAPORE BRANCH
(Singapore Company Registration Number F03634W)
(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

Euro 80,000,000,000
Global Medium-Term Note Programme
Due from seven days to perpetuity

SERIES NO: 1623A
TRANCHE NO: 1
EUR 75,000,000 Equity Linked Notes 2006 due 2011

Issue Price: 100.00 per cent.

Banque AIG

The date of these Final Terms is 9 August 2006.

PART A – CONTRACTUAL TERMS

Terms used herein shall be deemed to be defined as such for the purposes of the Conditions set forth in the Offering Circular (the 'Offering Circular') dated May 31, 2006 which constitutes a base prospectus for the purposes of the Prospectus Directive (Directive 2003/71/EC) (the 'Prospectus Directive'). This document constitutes the Final Terms of the Notes described herein for the purposes of Article 5.4 of the Prospectus Directive and must be read in conjunction with the Offering Circular, as so supplemented. Full information on the Issuer and the offer of the Notes is only available on the basis of the combination of these Final Terms and the Offering Circular. The Notes will be issued on the terms of these Final Terms read together with the Offering Circular. Each Issuer accepts responsibility for the information contained in these Final Terms which, when read together with the Offering Circular, contains all information that is material in the context of the issue of the Notes. The Offering Circular is available for viewing at, and copies may be obtained from, Rabobank Nederland at Croeselaan 18, 3521 CB Utrecht, the Netherlands and the principal office in England of the Arranger and of the Paying Agent in Luxembourg and Amsterdam and www.bourse.lu.

1	Issuer:	Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland)
2	Series Number:	1623A
	Tranche Number	1
3	Specified Currency or Currencies:	EUR
4	Aggregate Nominal Amount:	
	Series:	EUR 75,000,000
	Tranche:	EUR 75,000,000
5	Issue Price:	100.00 per cent. of the Aggregate Nominal Amount
6	Specified Denominations:	EUR 50,000
7	Issue Date:	11 August 2006
	Interest Commencement Date (if different from the Issue Date):	Not Applicable
8	Maturity Date:	11 August 2011
9	Domestic Note: (if Domestic Note, there will be no gross-up for withholding tax)	No
10	Interest Basis:	Not Applicable
11	Redemption/Payment Basis:	Equity Linked Redemption
12	Change of Interest or Redemption/ Payment Basis:	Not Applicable
13	Put/Call Options:	Not Applicable
14	Status of the Notes:	Senior

15	Method of distribution:	Non-syndicated

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

16	**Fixed Rate Note Provisions**	Not Applicable
17	**Floating Rate Provisions**	Not Applicable
18	**Zero Coupon Note Provisions**	Not Applicable
19	**Index Linked Interest Note Provisions**	Not Applicable
20	**Equity Linked Interest Note Provisions**	Not Applicable
21	**Dual Currency Note Provisions**	Not Applicable

PROVISIONS RELATING TO REDEMPTION

22	**Call Option**	Not Applicable
23	**Put Option**	Not Applicable
24	**Final Redemption Amount (all Notes except Equity Linked Redemption Notes and Index Linked Redemption Notes) of Each Note**	Not Applicable
25	**Final Redemption Amount (Equity Linked Redemption Notes)**	Applicable

(i) Underlying Securities and/or Formula for calculating the Equity Linked Redemption Amount:

Capitalised terms used in this paragraph and not otherwise defined herein or in the Offering Circular shall have the meaning set forth in the 2002 Equity Derivatives Definitions published by the International Swaps and Derivatives Association (the "**Equity Definitions**").

Unless previously redeemed or purchased and cancelled as provided in the Conditions, each Note will be redeemed on the Maturity Date at an amount determined by the Calculation Agent in accordance with the following formula:

EUR 50,000 * max [100% ; DPW_{final} / 22.7052]

where:

"**DPW_{final}**" means the Official Closing Price of the Underlying Security on the Equity Valuation Date, or, if this day is not an Exchange Business Day, the Official Closing Price of the Underlying Security on the next following Exchange Business Day.

"**Official Closing Price**" means the official price of the Underlying Security on the Exchange at the Valuation

		Time. **"Underlying Security"** means an ordinary share in the Company listed on the Exchange (Reuters DPWGN.DE, Bloomberg: DPW GY). **"Exchange"** means the XETRA Stock Exchange.
(ii)	Calculation Agent responsible for calculating the Equity Linked Redemption Amount:	Banque AIG
(iii)	Determination Date for determining the Equity Linked Redemption Amount:	Not Applicable
(iv)	Underlying Securities Amount:	Not Applicable
(v)	Valuation Time:	The official close of trading on the Exchange
(vi)	Equity Valuation Date:	12 July 2011
(vii)	Presentation Date:	Not Applicable
(viii)	Company:	Deutsche Post AG
(ix)	ISIN Code / Common Code:	DE0005552004
(x)	Business Centre:	Not Applicable
(xi)	Clearing System:	Not Applicable
(xii)	Potential Adjustment Event:	Applicable
(xiii)	Merger Event:	Applicable
(xiv)	Tender Offer:	Applicable
(xv)	Nationalisation:	Applicable
(xvi)	De-Listing:	Applicable
(xvii)	Insolvency:	Applicable
(xviii)	Change in Law:	Applicable
(xix)	Conversion Right:	Not Applicable
(xx)	Reverse Conversion Right:	Not Applicable
(xxi)	Clearing system through which Underlying Securities Amount may be delivered upon redemption:	Not Applicable
(xxii)	Physical Settlement by delivery of Underlying Securities Amount:	Not Applicable
(xxiii)	Such other additional terms or provisions as may be required:	Not Applicable
(xxiv)	Delivery Agent:	Not Applicable
26	**Final Redemption Amount (Index Linked Redemption Notes)**	Not Applicable

27	**Early Redemption Amount**	
	(i) Early Redemption Amount(s) of each Note payable on redemption for taxation reasons (Condition 7(c)) or an event of default (Condition 13) and/or the method of calculating the same (if required or if different from that set out in the Conditions):	The Early Redemption Amount payable in respect of each Note shall be equal to the nominal amount of such Note
	(ii) Redemption for taxation reasons permitted on days other than Interest Payment Dates (Condition 7(c)):	No
	(iii) Unmatured Coupons to become void upon early redemption (Bearer Notes only) (Condition 10(f)):	Not Applicable
	(iv) Early Redemption Amount of each Note payable on redemption pursuant to Condition 7(g):	The Early Redemption Amount payable in respect of each Note shall be equal to the nominal amount of such Note

GENERAL PROVISIONS APPLICABLE TO THE NOTES

28	**Form of Notes**	Bearer Notes Temporary Global Note exchangeable for a permanent Global Note which is exchangeable for Definitive Notes in the limited circumstances specified in the permanent Global Note
29	Financial Centre(s) (Condition 10(h)) or other special provisions relating to payment dates:	TARGET, subject to Condition 10(h)(A)
30	Talons for future Coupons or Receipts to be attached to Definitive Notes (and dates on which such Talons mature):	No
31	Details relating to Partly Paid Notes: amount of each payment comprising the Issue Price and date on which each payment is to be made and consequences (if any) of failure to pay, including any right of the Issuer to forfeit the Notes and interest due on late payment:	Not Applicable
32	Details relating to Instalment Notes: Amount of each instalment, date on which each payment is to be made:	Not Applicable
33	Redenomination, renominalisation and reconventioning provisions	Not Applicable

34	Consolidation provisions:		Not Applicable
35	Other terms or special conditions:		Not Applicable
DISTRIBUTION			
36	(i)	If syndicated, names and addresses of Managers:	Not Applicable
	(ii)	Stabilising Manager(s) (if any):	Not Applicable
	(iii)	Dealers' Commission:	Not Applicable
37	If non-syndicated, name and address of Dealer:		Banque AIG at 46 rue de Bassano, 75008 Paris, France
38	Applicable TEFRA exemption:		D Rules
39	Additional selling restrictions:		Not Applicable
40	Subscription period:		Not Applicable
GENERAL			
41	Additional steps that may only be taken following approval by an Extraordinary Resolution in accordance with Condition 14(a):		Not Applicable
42	The aggregate principal amount of Notes issued has been translated into Euro at the rate of [•], producing a sum of (for Notes not denominated in Euro):		Not Applicable
43	In the case of Notes listed on Eurolist by Euronext Amsterdam N.V.		Not Applicable

LISTING AND ADMISSION TO TRADING APPLICATION

These Final Terms comprise the final terms required to list and have admitted to trading the issue of Notes described herein pursuant to the Euro 80,000,000,000 Global Medium Term Note Programme of Rabobank Nederland.

RESPONSIBILITY

The Issuer accepts responsibility for the information contained in these Final Terms.

Signed on behalf of the Issuer:



By: ....

Duly authorised

PART B – OTHER INFORMATION

1 Listing

(i)	Listing:	Luxembourg
(ii)	Admission to Trading:	Application has been made for the Notes to be admitted to trading on 11 August 2006
(iii)	(Estimate of total expenses related to admission to trading:	EUR 1,975

2 Ratings

Rating:

The Notes to be issued have been rated:

S&P: AAA

Moody's: Aaa

Fitch Rating Ltd: AA+

As defined by Standard & Poor's, an AAA rating means that the Notes has the highest rating assigned by Standard & Poor's and that the Issuer's capacity to meet its financial commitment on the obligation is extremely strong. As defined by Moody's an Aaa rating means that the Notes are judged to be of the highest quality, with minimal credit risk. As defined by Fitch an AA+ rating means that the Notes are judged to be of a very high credit quality and denote expectations of low credit risk. It indicates very strong capacity for payment of financial commitments and is not significantly vulnerable to foreseeable events.

3 Interests of natural and legal persons involved in the issue/offer

Save as disclosed in the Offering Circular, so far as the Issuer is aware, no person involved in the offer of the Notes has an interest material to the offer.

4 Operational information

(i)	ISIN Code:	XS0261889546
(ii)	Common Code:	26188954
(iii)	Fondscode:	Not Applicable
(iv)	German WKN-code:	Not Applicable
(v)	Private Placement number	Not Applicable
(vi)	Any clearing system(s) other than Euroclear and Clearstream, Luxembourg and the relevant number(s):	Not Applicable
	(i) The Depository Trust Company	Not Applicable
(vii)	Delivery:	Delivery against payment
(viii)	Names and addresses of additional Paying/ Delivery Agent(s) (if any):	Not Applicable

(ix)	Names (and addresses) of Calculation Agent(s) (if different from Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank International)):	Banque AIG at 46 rue de Bassano, 75008 Paris, France as Calculation Agent

5 General

Tradeable Amount:	EUR 50,000 So long as the Notes are represented by a temporary Global Note or permanent Global Note, the Notes will be tradeable only in principal amounts of at least the Specified Denomination or if more than one Specified Denomination, the lowest Specified Denomination, and integral multiples of the Tradeable Amount in excess thereof
Time period during which the offer is open:	Not Applicable
Description of the application process:	Not Applicable
Description of possibility to reduce subscriptions:	Not Applicable
Manner for refunding excess amount paid by applicants:	Not Applicable
Minimum and/or maximum amount of application:	Not Applicable
Method and time limit for paying up the securities and for delivery of the securities:	Not Applicable
Manner and date in which results of the offer are to be made public:	Not Applicable
Procedure for exercise of any right of pre-emption, the negotiability of subscription rights and the treatment of subscription rights not exercised:	Not Applicable

Information in relation to the past and present performance of the Underlying Security (as defined above) is currently available, and in relation to future performance of the Underlying Security, is expected to be available, on Bloomberg page DPW GY.

EXECUTION COPY

Final Terms

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND)
(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A.
(Rabobank Nederland) Australia Branch
(Australian Business Number 70 003 917 655)
(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A.
(Rabobank Nederland) Singapore Branch
(Singapore Company Registration Number F03634W)
(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

Euro 80,000,000,000
Global Medium-Term Note Programme
Due from seven days to perpetuity

SERIES NO: 1650A
TRANCHE NO: 1

USD 500,000,000 5.125 per cent. Fixed Rate Notes 2006 due 27 September 2010 (the "Notes")

Issue Price: 101.427 per cent.

TD Securities

JPMorgan

Rabobank International

The date of these Final Terms is 25 September 2006.

PART A – CONTRACTUAL TERMS

Terms used herein shall be deemed to be defined as such for the purposes of the Conditions set forth in the Offering Circular (the '**Offering Circular**') dated May 31, 2006 which constitutes a base prospectus for the purposes of the Prospectus Directive (Directive 2003/71/EC) (the '**Prospectus Directive**'). This document constitutes the Final Terms of the Notes described herein for the purposes of Article 5.4 of the Prospectus Directive and must be read in conjunction with the Offering Circular, as so supplemented. Full information on the Issuer and the offer of the Notes is only available on the basis of the combination of these Final Terms and the Offering Circular. The Notes will be issued on the terms of these Final Terms read together with the Offering Circular. Each Issuer accepts responsibility for the information contained in these Final Terms which, when read together with the Offering Circular, contains all information that is material in the context of the issue of the Notes. The Offering Circular is available for viewing at, and copies may be obtained from, Rabobank Nederland at Croeselaan 18, 3521 CB Utrecht, the Netherlands and the principal office in England of the Arranger and of the Paying Agent in Luxembourg and Amsterdam and www.bourse.lu.

1	Issuer:		Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland)
2	(i)	Series Number:	1650A
	(ii)	Tranche Number:	1
3	Specified Currency or Currencies:		United States Dollars ("USD")
4	Aggregate Nominal Amount:		
	(i)	Tranche:	USD 500,000,000
	(ii)	Series:	USD 500,000,000
5	Issue Price:		101.427 per cent. of the Aggregate Nominal Amount
6	Specified Denominations:		USD 1,000
7	(i)	Issue Date:	27 September 2006
	(ii)	Interest Commencement Date (if different from the Issue Date):	Not Applicable
8	Maturity Date:		27 September 2010
9	Domestic Note: (if Domestic Note, there will be no gross-up for withholding tax)		No
10	Interest Basis:		5.125 per cent. Fixed Rate
11	Redemption/Payment Basis:		Redemption at par
12	Change of Interest or Redemption/Payment Basis:		Not Applicable
13	Put/Call Options:		Not Applicable
14	(i)	Status of the Notes:	Senior

	(ii)	Date approval for issuance of Notes obtained:	Not Applicable
15		Method of distribution:	Syndicated

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

16		**Fixed Rate Note Provisions**	Applicable
	(i)	Rate of Interest:	5.125 per cent. per annum payable annually in arrear
	(ii)	Interest Payment Date(s):	27 September in each year commencing on 27 September 2007 and ending on the Maturity Date.
	(iii)	Fixed Coupon Amount(s):	USD 51.25 per USD 1,000 in nominal amount
	(iv)	Broken Amount:	Not Applicable
	(v)	Day Count Fraction (Condition 1(a)):	30E/360, unadjusted
	(vi)	Determination Date(s) (Condition 1(a)):	Interest Payment Dates
	(vii)	Other terms relating to the method of calculating interest for Fixed Rate Notes:	Not Applicable
17		**Floating Rate Provisions**	Not Applicable
18		**Zero Coupon Note Provisions**	Not Applicable
19		**Index Linked Interest Note Provisions**	Not Applicable
20		**Equity Linked Interest Note Provisions**	Not Applicable
21		**Dual Currency Note Provisions**	Not Applicable

PROVISIONS RELATING TO REDEMPTION

22	**Call Option**	Not Applicable
23	**Put Option**	Not Applicable
24	**Final Redemption Amount (all Notes except Equity Linked Redemption Notes and Index Linked Redemption Notes) of Each Note**	USD 1,000 per Note of USD 1,000 Specified Denomination
25	**Final Redemption Amount (Equity Linked Redemption Notes)**	Not Applicable
26	**Final Redemption Amount (Index Linked Redemption Notes)**	Not Applicable
27	**Early Redemption Amount**	

(i)	Early Redemption Amount(s) of each Note payable on redemption for taxation reasons (Condition 7(c)) or an event of default (Condition 13) and/or the method of calculating the same (if required or if different from that set out in the Conditions):	As set out in the Conditions
(ii)	Redemption for taxation reasons permitted on days other than Interest Payment Dates (Condition 7(c)):	Yes
(iii)	Unmatured Coupons to become void upon early redemption (Bearer Notes only) (Condition 10(f)):	Yes
(iv)	Early Redemption Amount of each Note payable on redemption pursuant to Condition 7(g):	Not Applicable

GENERAL PROVISIONS APPLICABLE TO THE NOTES

28	**Form of Notes**	Bearer Notes Temporary Global Note exchangeable for permanent Global Note which is exchangeable for Definitive Notes in the limited circumstances specified in the permanent Global Note.
29	Financial Centre(s) (Condition 10(h)) or other special provisions relating to payment dates:	London and New York, subject to Condition 10(h)(A)
30	Talons for future Coupons or Receipts to be attached to Definitive Notes (and dates on which such Talons mature):	No
31	Details relating to Partly Paid Notes: amount of each payment comprising the Issue Price and date on which each payment is to be made and consequences (if any) of failure to pay, including any right of the Issuer to forfeit the Notes and interest due on late payment:	Not Applicable
32	Details relating to Instalment Notes:	Not Applicable
33	Redenomination, renominalisation and reconventioning provisions:	Not Applicable
34	Consolidation provisions:	Not Applicable
35	Other terms or special conditions:	So long as Bearer Notes are represented by a

temporary or permanent Global Note and the temporary or permanent Global Note is held on behalf of Euroclear, Clearstream, Luxembourg or any other clearing system, notwithstanding Condition 17, notices to Noteholders may be given by delivery of the relevant notice to that clearing system for communication by it to entitled accountholders. Any notice thus delivered to that clearing system shall be deemed to have been given to the Noteholders on the day on which that notice is delivered to the clearing system.

DISTRIBUTION

36	(i)	If syndicated, names and addresses of Managers:	The Toronto-Dominion Bank Triton Court 14/18 Finsbury Square London EC2A 1DB United Kingdom Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank International) Thames Court One Queenhithe London EC4V 3RL United Kingdom J.P. Morgan Securities Ltd 125 London Wall London EC2Y 5AJ United Kingdom
	(ii)	Stabilising Manager (if any):	The Toronto-Dominion Bank
	(iii)	Dealers' Commission:	1.55 per cent. selling concession 0.075 per cent. combined management and underwriting commission
37		If non-syndicated, name and address of Dealer:	Not Applicable
38		Applicable TEFRA exemption	D Rules
39		Additional selling restrictions:	Not Applicable
40		Subscription period:	Not Applicable

GENERAL

41	Additional steps that may only be taken following approval by an Extraordinary Resolution in accordance with Condition 14(a):	Not Applicable
42	The aggregate principal amount of Notes issued has been translated into Euro at the rate of 0.788360 producing a sum of (for Notes not denominated in Euro):	Euro 394,180,000
43	In the case of Notes listed on Eurolist by Euronext Amsterdam N.V.:	Not Applicable

LISTING AND ADMISSION TO TRADING APPLICATION

These Final Terms comprise the final terms required to list and have admitted to trading the issue of Notes described herein pursuant to the Euro 80,000,000,000 Global Medium Term Note Programme of Rabobank Nederland.

RESPONSIBILITY

The Issuer accepts responsibility for the information contained in these Final Terms.

Signed on behalf of the Issuer:

By: ______________________



Duly authorised

PART B – OTHER INFORMATION

1 Listing

(i)	Listing:	Luxembourg
(ii)	Admission to Trading:	Application has been made for the Notes to be admitted to trading on the Luxembourg Stock Exchange with effect from 27 September 2006
(iii)	Estimate of total expenses related to admission to trading:	EUR 2,540

2 Ratings

Rating: The Notes to be issued have been rated:

S&P:	AAA
Moody's:	Aaa
Fitch RatingsLtd.:	AA+

As defined by Moody's an Aaa rating means that the Notes are judged to be of the highest quality, with minimal credit risk. As defined by Standard & Poor's, an AAA rating means that the Notes have the highest rating assigned by Standard & Poor's and that the Issuer's capacity to meet its financial commitment on the obligation is extremely strong. As defined by Fitch an AA+ rating means that the Notes are judged to be of a very high credit quality and denote expectations of low credit risk. It indicates very strong capacity for payment of financial commitments and is not significantly vulnerable to foreseeable events.

3 Notification

The Netherlands Authority for the Financial Markets (*Autoriteit Financiële Markten*) has provided each of the Commission bancaire, financière et des assurances (CBFA) in Belgium, Epitroph Kefalaiagoras in Greece, Comisiòn Nacional del Mercado de Valores (CNMV) in Spain, Autorité des marchés financiers (AMF) in France, Irish Financial Services Regulatory Authority (IFRSA) in Ireland, Commissione Nazionale per le Società e la Borsa (CONSOB) in Italy, Kredittilsynet in Norway, Financial Market Authority (FMA) in Austria, Rahoitustarkastus in Finland, Finansinspektionen in Sweden, Financial Services Authority (FSA) in United Kingdom, Commission de surveillance du secteur financier in Luxembourg and the Bundesanstalt für Finanzdienstleistungsaufsicht (BaFin) in Germany with a certificate of approval attesting that the Offering Circular has been drawn up in accordance with the Prospectus Directive.

Notwithstanding the foregoing, no offer of Notes to the public may be made in France, which requires for the Issuer to undertake any action in addition to the filing of the Final Terms with the Netherlands Authority for the Financial Markets unless and until the Issuer advises such action has been taken.

4 Interests of natural and legal persons involved in the issue

Save as disclosed in the Offering Circular, so far as the Issuer is aware, no person involved in the offer of the Notes has an interest material to the offer.

5 Reasons for the offer, estimated net proceeds and total expenses

(i)	Reasons for the offer:	Banking business
(ii)	Estimated net proceeds	USD 499,010,000
(iii)	Estimated total expenses:	USD 8,125,000 selling concession and combined management and underwriting commission
6	**Yield** *(Fixed Rate Notes Only)* Indication of yield:	4.725 per cent. per annum This is the yield-to-maturity and is calculated as the rate of return anticipated on the Notes as if they will be held until the Maturity Date. The calculation of the yield-to-maturity takes into account the Issue Price of the Notes, the Aggregate Nominal Amount of the Notes, the Rate of Interest and the time to Maturity. It is also assumed that all coupons are reinvested at the same rate. The yield is calculated at the Issue Date on the basis of the Issue Price. It is NOT an indication of future yield.

7 Historic interest rates *(Floating Rate Notes only)*

Not Applicable

8 Performance of index/formula, explanation of effect on value of investment and associated risks and other information concerning the underlying *(Index-Linked Notes only)*

Not Applicable

9 Performance of rate[s] of exchange and explanation of effect on value of investment *(Dual Currency Notes only)*

Not Applicable

10 Performance of underlying, explanation of effect on value of investment and associated risks and information concerning the underlying *(Equity-Linked Notes only)*

Not Applicable

11 Operational Information

(i)	ISIN Code:	XS0269111844
(ii)	Common Code:	026911184
(iii)	WKN (German security code):	A0GYRV
(iv)	Fondscode:	Not Applicable
(v)	Private Placement number:	Not Applicable
(vi)	Any clearing system(s) other than Euroclear and Clearstream, Luxembourg and the relevant number(s):	Not Applicable
(vii)	Delivery:	Delivery against payment
(viii)	Names and addresses of additional Paying/Deliver Agents (if any):	Not Applicable
(ix)	Names (and addresses)of Calculation Agent(s) (if different from Coöperatieve Centrale Raiffeisen-Boerenleenbank B,A, (Rabobank International)	Not Applicable

12 General

Tradeable Amount:	USD 1,000 So long as the Notes are represented by a temporary Global Note or permanent Global Note, the Notes will be tradeable only in principal amounts of at least the Specified Denomination and integral multiples of the Tradeable Amount in excess thereof
Time period during which the offer is open:	Not Applicable
Description of the application process:	Not Applicable
Description of possibility to reduce subscriptions:	Not Applicable
Manner for refunding excess amount paid by applicants:	Not Applicable
Minimum and/or maximum amount of application:	Not Applicable
Method and time limit for paying up the securities and for delivery of the securities:	Not Applicable
Manner and date in which results of the offer are to be made public:	Not Applicable
Procedure for exercise of any right of pre-emption, the negotiability of subscription rights and the treatment of subscription rights not exercised:	Not Applicable



FINAL TERMS

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND)
(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) Australia Branch
(Australian Business Number 70 003 917 655)
(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) Singapore Branch
(Singapore Company Registration Number F03634W)
(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

Euro 80,000,000,000
Global Medium-Term Note Programme
Due from seven days to perpetuity
COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND)

SERIES NO: 1642A
TRANCHE NO: 1

EUR 200,000,000 Fixed Rate to Index Linked Interest Notes 2006 due 19 September 2016 (the "Notes")

Issue Price: 100.00 per cent.

BNP PARIBAS

The date of these Final Terms is 18 September 2006.

PART A – CONTRACTUAL TERMS

Terms used herein shall be deemed to be defined as such for the purposes of the Conditions set forth in the Offering Circular dated May 31, 2006 (the "**Offering Circular**"), which constitutes a base prospectus for the purposes of the Prospectus Directive (Directive 2003/71/EC) (the "**Prospectus Directive**"). This document constitutes the Final Terms of the Notes described herein for the purposes of Article 5.4 of the Prospectus Directive and must be read in conjunction with the Offering Circular, as so supplemented. Full information on the Issuer and the offer of the Notes is only available on the basis of the combination of these Final Terms and the Offering Circular. The Notes will be issued on the terms of these Final Terms read together with the Offering Circular. Each Issuer accepts responsibility for the information contained in these Final Terms which, when read together with the Offering Circular, contains all information that is material in the context of the issue of the Notes. The Offering Circular is available for viewing at, and copies may be obtained from, Rabobank Nederland at Croeselaan 18, 3521 CB Utrecht, the Netherlands and the principal office in England of the Arranger and of the Paying Agent in Luxembourg and Amsterdam.

1	Issuer:	Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland)
2	(i) Series Number:	1642A
	(ii) Tranche Number:	1
3	Specified Currency or Currencies:	Euro ("EUR")
4	Aggregate Nominal Amount:	
	(i) Series:	EUR 200,000,000
	(ii) Tranche:	EUR 200,000,000
5	Issue Price:	100.00 per cent. of the Aggregate Nominal Amount
6	Specified Denominations:	EUR 50,000
7	Issue Date:	19 September 2006
8	Maturity Date:	19 September 2016
9	Domestic Note: (if Domestic Note, there will be no gross-up for withholding tax):	No
10	Interest Basis:	6.82 per cent. Fixed Rate and Index Linked Interest
11	Redemption/Payment Basis:	Redemption at par
12	Change of Interest or Redemption/Payment Basis:	6.82 per cent. Fixed Rate for the period from (and including) the Issue Date to (but excluding) 19 September 2007 changing into Index Linked Interest for the period from (and including) 19 September 2007 to (but excluding) the Maturity Date
13	Put/Call Options:	Not Applicable
14	Status of the Notes:	Senior
15	Method of distribution:	Non-syndicated

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

16	**Fixed Rate Note Provisions**	Applicable from (and including) the Issue Date to (but excluding) 19 September 2007
	(i) Rate of Interest:	6.82 per cent. per annum payable in arrear
	(ii) Interest Payment Date(s):	19 September 2007
	(iii) Fixed Coupon Amount(s):	EUR 3,410 per EUR 50,000 in nominal amount
	(iv) Broken Amount:	Not Applicable
	(v) Day Count Fraction (Condition 1(a)):	30/360
	(vi) Determination Date(s) (Condition 1(a)):	Not Applicable
	(vii) Other terms relating to the method of calculating interest for Fixed Rate Notes:	Not Applicable
17	**Floating Rate Provisions**	Not Applicable
18	**Zero Coupon Note Provisions**	Not Applicable
19	**Index Linked Interest Note Provisions**	Applicable from (and including) 19 September 2007 to (but excluding) the Maturity Date
	(i) Index/Formula:	The Rate of Interest for each Interest Period shall be a per annum percentage rate determined by the Calculation Agent in accordance with the following formula:

$$Max\left(Floor, \sum_{i=1}^{4} QuarterlyFixing\right)$$

where:

"Quarterly Fixing" means

$$\mathrm{MAX}\left\{0\%, \frac{1}{2}\sum_{i=1}^{2}\mathrm{MIN}\left(2\%; \frac{\mathrm{Index}_{i,t} - \mathrm{Index}_{i,0}}{\mathrm{Index}_{i,0}}\right)\right\}$$

For the avoidance of doubt, the Quarterly Fixing will be determined on each of the four Valuation Dates during the relevant Interest Period.

and where:

"Floor" means 0.00 per cent, provided that if the Rate of Interest for any Interest Period is equal to or greater than 8.00 per cent. per annum, then Floor for every

Interest Period from but excluding such Interest Period shall be 6.82 per cent.

"Index_i" means (1) the Dow Jones EURO STOXX 50® Index and (2) the Nikkei 225 Stock Average Index, and together the **"Indices"**, further particulars of which are set out below:

	Index	Screen Page	Exchange	$\text{Index}_{i,0}$
1.	Dow Jones EURO STOXX® 50	Reuters .STOXX50E	Each exchange or quotation system on which each component security of the Index is principally traded	3772.21
2.	Nikkei 225 Stock Average	Reuters .N225	Tokyo Stock Exchange	16284.09

"$\text{Index}_{i,0}$" means the official closing level of Index_i on 6 September 2006 as set out in the table above.

"$\text{Index}_{i,t}$" means the official closing level of Index_i on Valuation Date_t.

"Screen Page" means, in respect of each Index, the screen page as set out in the table above or any successor page or service which displays such information in respect of the Index.

"Valuation Date_t" means 12 March, 12 June, 12 September and 12 December in each year from and including 12 December 2007 to and including 12 September 2016 or, if any such day is not a Scheduled Trading Day for any Index, the first succeeding day that is a Scheduled Trading Day for every Index. If any Valuation Date is a Disrupted Day, the Valuation Date for each Index not affected by the Disrupted Day shall be that day and the Valuation Date for each Index affected by the Disrupted Day shall be the earlier of:

(a) the next following Scheduled Trading Day that is not a Disrupted Day;

(b) if the first Scheduled Trading Day that is not a Disrupted Day has not occurred as of the Valuation Time on the eighth Scheduled Trading Day immediately following the original date that, but for the occurrence of a Disrupted Day, would have been the Valuation Date, that eighth Scheduled Trading Day (notwithstanding that it is a Disrupted Day); or

(c) the day that is three Business Days prior to the relevant Specified Interest Payment Date (the "**Cut-Off Date**");

provided that, if the Valuation Date is the eighth Scheduled Trading Day (in accordance with (b) above) or the Cut-Off Date (as the case may be) and that eighth Scheduled Trading Day or the Cut-Off Date (as the case may be) is not a Scheduled Trading Day or is a Disrupted Day, then the Calculation Agent shall determine its good faith estimate of the value for the relevant Index as of the Valuation Time on that eighth Scheduled Trading Day or the Cut-Off Date (as the case may be).

(ii)	Calculation Agent responsible for calculating the Rate(s) of Interest and Interest Amount:	BNP Paribas (the "**Calculation Agent**")
(iii)	Basket:	See item 19(i)
(iv)	Provisions for determining Rate(s) of Interest and Interest Amount where calculated by reference to Index and/or Formula:	See item 19(i)
(v)	Sponsor:	"**Index Sponsor**" means, in respect of the Dow Jones EURO STOXX 50® Index: STOXX Limited, and in respect of the Nikkei 225® Stock Average Index: Nihon Keizai Shimbun, Inc., or any respective successor thereto.
(vi)	Provisions for determining Coupon where calculation by reference to Index and/or Formula is impossible or impracticable:	As per Condition 9 **Correction to Index:** With the exception of any corrections published after the day which is three Exchange Business Days prior to the due date for payment of an Interest Amount, if

		the level of an Index published on a given day and used or to be used by the Calculation Agent to determine the Rate of Interest is subsequently corrected and the correction published by the Index Sponsor within thirty days of the original publication, the level to be used shall be the level of the relevant Index as so corrected. Corrections published after the day which is three Exchange Business Days prior to the due date for payment of an Interest Amount shall be disregarded by the Calculation Agent for the purposes of determining the Rate of Interest.
(vii)	Interest or Calculation Period(s):	The first Interest Period will run from (and including) the Issue Date to (but excluding) 19 September 2007 Subsequent interest periods will run from (and including) each Specified Interest Payment Date to (but excluding) the subsequent Specified Interest Payment Date
(viii)	Interest Period Dates:	Not Applicable
(ix)	Interest Determination Date(s)	See item 19(i)
(x)	Specified Interest Payment Dates:	19 September in each year from (and including) 19 September 2008 to (and including) 19 September 2016
(xi)	Business Day Convention:	Modified Following Business Day Convention
(xii)	Business Centre(s) (Condition 1(a)):	TARGET
(xiii)	Minimum Rate of Interest:	The Minimum Rate of Interest shall be a per annum percentage rate equivalent to the Floor, as defined in item 19(i) above.
(xiv)	Maximum Rate of Interest:	Not Applicable
(xv)	Day Count Fraction (Condition 1(a)):	30/360
(xvi)	Exchange:	**"Exchange"** means, in respect of each Index, the relevant exchange or quotation system as set out in the table in item 19(l) or any successor thereto.
(xvii)	Related Exchange:	**"Related Exchange"** means, in respect of each Index, any exchange or quotation system on which futures or options contracts on the Index may be traded.

20	**Equity Linked Interest Note Provisions**	Not Applicable
21	**Dual Currency Note Provisions**	Not Applicable

PROVISIONS RELATING TO REDEMPTION

22	**Call Option**	Not Applicable
23	**Put Option**	Not Applicable
24	**Final Redemption Amount (all Notes except Equity Linked Redemption Notes and Index Linked Redemption Notes) of Each Note**	EUR 50,000 per note of EUR 50,000 specified denomination
25	**Final Redemption Amount (Equity Linked Redemption Notes)**	Not Applicable
26	**Final Redemption Amount (Index Linked Redemption Notes)**	Not Applicable
27	**Early Redemption Amount**	Applicable
	(i) Early Redemption Amount(s) of each Note payable on redemption for taxation reasons (Condition 7 (c)) or an event of default (Condition 13) and/or the method of calculating the same (if required or if different from that set out in the Conditions):	Yes, as set out in the Conditions
	(ii) Redemption for taxation reasons permitted on days other than Interest Payment Dates (Condition 7 (c)):	Yes
	(iii) Unmatured Coupons to become void upon early redemption (Bearer Notes only) (Condition 10(f)):	Yes
	(iv) Early Redemption Amount of each Note payable on redemption pursuant to Condition 7(g):	Not Applicable

GENERAL PROVISIONS APPLICABLE TO THE NOTES

28	**Form of Notes:**	Bearer Notes Temporary Global Note exchangeable for a permanent Global Note which is exchangeable for Definitive Notes in the limited circumstances specified in the permanent Global Note

29	Financial Centre(s) (Condition 10(h)) or other special provisions relating to payment dates:	TARGET The first sentence of Condition 10(h) shall be deemed to be deleted and replaced with the following: "If any date for payment in respect of any Note is not a business day, the holder shall not be entitled to payment until the next following business day, unless it would thereby fall into the next calendar month, in which event such date for payment shall be brought forward to the immediately preceding business day, nor to any interest or other sum in respect of such early or postponed payment".
30	Talons for future Coupons or Receipts to be attached to Definitive Notes (and dates on which such Talons mature):	No
31	Details relating to Partly Paid Notes: amount of each payment comprising the Issue Price and date on which each payment is to be made and consequences (if any) of failure to pay, including any right of the Issuer to forfeit the Notes and interest due on late payment:	Not Applicable
32	Details relating to Instalment Notes:	Not Applicable
33	Redenomination, renominalisation and reconventioning provisions:	Not Applicable
34	Consolidation provisions:	Not Applicable
35	Other terms or special conditions:	So long as Bearer Notes are represented by a permanent Global Note and the permanent Global Note is held on behalf of Euroclear, Clearstream, Luxembourg or any other clearing system, notwithstanding Condition 17, notices to Noteholders may be given by delivery of the relevant notice to that clearing system for communication by it to entitled accountholders. Any notice thus delivered to that clearing system shall be deemed to have been given to the Noteholders on the day on which that notice is delivered to the clearing system.

DISTRIBUTION

36	(i)	If syndicated, names and addresses of Managers:	Not Applicable
	(ii)	Stabilising Manager (if any):	Not Applicable
	(iii)	Dealer's Commission:	None

37	If non-syndicated, name and address of Dealer:	BNP Paribas 10 Harewood Avenue London NW1 6AA, United Kingdom
38	Applicable TEFRA exemption:	D Rules
39	Additional selling restrictions:	Not Applicable
40	Subscription Period	Not Applicable

GENERAL

41	Additional steps that may only be taken following approval by an Extraordinary Resolution in accordance with Condition 14(a):	Not Applicable
42	The aggregate principal amount of Notes issued has been translated into Euro at the rate of Euro producing a sum of (for Notes not denominated in Euro):	Not Applicable
43	In the case of Notes listed on the Stock Market of Euronext Amsterdam N.V.:	Not Applicable

LISTING AND ADMISSION TO TRADING APPLICATION

These Final Terms comprise the final terms required to list and have admitted to trading the issue of Notes described herein pursuant to the Euro 80,000,000,000 Global Medium Term Note Programme of Rabobank Nederland.

RESPONSIBILITY

The Issuer accepts responsibility for the information contained in these Final Terms. Information on the underlying has been extracted from publicly available information released by the relevant Index Sponsors. The Issuer confirms that such information has been accurately reproduced and that, so far as it is aware, and is able to ascertain from information published by the relevant Index Sponsors, no facts have been omitted which would render the reproduced inaccurate or misleading.

Signed on behalf of the Issuer:

By: ....

Duly authorised

PART B – OTHER INFORMATION

1 LISTING

(i) Listing:	Luxembourg
(ii) Admission to Trading:	Application has been made for the Notes to be admitted to trading on the Luxembourg Stock Exchange's Regulated Market with effect from the Issue Date.
(iii) Estimate of total expenses related to admission to trading:	EUR 5,350

2 RATINGS

Rating:	The Notes have been rated AAA by Standard & Poor's Ratings Services. As defined by Standard & Poor's, an AAA rating means that the Notes has the highest rating assigned by Standard & Poor's and that the Issuer's capacity to meet its financial commitment on the obligation is extremely strong.

3 NOTIFICATION

The Netherlands Authority for the Financial Markets, *Autoriteit Financiële Markten*, which is the Netherlands competent authority for the purposes of the Prospectus Directive, has provided its equivalent competent authority in Luxembourg, *Commission de Surveillance du Secteur Financier*, with a certificate of approval attesting that the Offering Circular has been drawn up in accordance with the Prospectus Directive.

4 INTERESTS OF NATURAL AND LEGAL PERSONS INVOLVED IN THE OFFER

Save as disclosed in the Offering Circular, so far as the Issuer is aware, no person involved in the offer of the Notes has an interest material to the offer.

5 REASONS FOR THE OFFER, ESTIMATED NET PROCEEDS AND TOTAL EXPENSES

(i) Reasons for the offer:	The net proceeds from the issue of Notes will be used by the Issuer in connection with its banking business.
(ii) Estimated net proceeds	EUR 200,000,000
(iii) Estimated total expenses:	EUR 5,350

6 YIELD (*Fixed Rate Notes Only*)

Indication of yield:	Not Applicable

7 HISTORIC INTEREST RATES *(Floating Rate Notes only)*

Not Applicable

8 PERFORMANCE OF INDEX/FORMULA, EXPLANATION OF EFFECT ON VALUE OF INVESTMENT AND ASSOCIATED RISKS AND OTHER INFORMATION CONCERNING THE UNDERLYING *(Index-Linked Notes only)*

POTENTIAL INVESTORS SHOULD BE AWARE THAT THEY MAY RECEIVE NO INTEREST.

Calculation methodology, details of past performance and other background information in respect of each Index may be obtained from the relevant Index Sponsor and/or the relevant Screen Page.

None of the Issuer, the Calculation Agent or any Agents accepts responsibility for the calculation, maintenance or publication of any Index or any successor index.

Dow Jones EURO STOXX 50® Index disclaimer:

STOXX Limited ("STOXX") and Dow Jones & Company ("Dow Jones") have no relationship to the Issuer, other than the licensing of the relevant index and the related trademarks for use in connection with the Notes.

STOXX and Dow Jones do not:

- sponsor, endorse, sell or promote the Notes;
- recommend that any person invest in the Notes or any other securities;
- have any responsibility or liability for or make any decisions about the timing, amount or pricing of Notes;
- have any responsibility or liability for the administration, management or marketing of the Notes; or
- consider the needs of the Notes or the owners of the Notes in determining, composing or calculating the relevant index or have any obligation to do so.

STOXX and Dow Jones will not have any liability in connection with the Notes.

Specifically:

STOXX and Dow Jones do not make any warranty, express or implied and disclaim any and all warranty about:

- the results to be obtained by the Notes, the owner of the Notes or any other person in connection with the use of the relevant index and the data included in the relevant index;
- the accuracy or completeness of the relevant index and its data; or
- the merchantability and the fitness for a particular purpose or use of the relevant index and its data;

STOXX and Dow Jones will have no liability for any errors, omissions, or interruptions in the relevant index or its data; and

under no circumstances will STOXX or Dow Jones be liable for any lost profits or indirect, punitive, special or consequential damages or losses even if STOXX or Dow Jones knows that they might occur.

The licensing agreement between the issuer and STOXX is solely for their benefit and not for the benefit of the owners of the Notes or any other third parties.

Nikkei 225 Stock Average Index disclaimer:

The Nikkei Stock Average or Nikkei 225 Index (the "**Index**") is the intellectual property of Nihon Keizai Shimbun, Inc. (the "**Index Sponsor**"). "**Nikkei**", "**Nikkei Stock Average**" and "**Nikkei 225**" are the service marks of the Index Sponsor. The Index Sponsor reserves all rights, including copyright, to the Index.

The Notes are not in any way sponsored, endorsed or promoted by the Index Sponsor. The Index Sponsor does not make any warranty or representation whatsoever, express or implied, either as to the results to be obtained as to the use of the Index or the figure as which the Index stands at any particular day or otherwise. The Index is compiled and calculated solely by the Index Sponsor. However, the Index Sponsor shall not be liable to any person for any error in the Index and the Index Sponsor shall not be under any obligation to advise any person, including a purchase or vendor of the Notes, of any error therein.

In addition, the Index Sponsor gives no assurance regarding any modification or change in any methodology used in calculating the Index and is under no obligation to continue the calculation, publication and dissemination of the Index.

9 **PERFORMANCE OF RATE[S] OF EXCHANGE AND EXPLANATION OF EFFECT ON VALUE OF INVESTMENT** (Dual Currency Notes only)

Not Applicable

10 **PERFORMANCE OF UNDERLYING, EXPLANATION OF EFFECT ON VALUE OF INVESTMENT AND ASSOCIATED RISKS AND INFORMATION CONCERNING THE UNDERLYING** (*Equity-Linked Notes only*)

Not Applicable

11 **OPERATIONAL INFORMATION**

(i)	ISIN Code:	XS0267558244
(ii)	Common Code:	026755824
(iii)	Fondscode:	Not Applicable
(iv)	German WKN-code	Not Applicable
(v)	Private Placement number:	Not Applicable
(vi)	Any clearing system(s) other than Euroclear and Clearstream, Luxembourg and the relevant number(s):	Not Applicable
(vii)	Delivery:	Delivery against payment
(viii)	Names and addresses of additional Paying/Delivery Agents (if any):	Not Applicable
(ix)	Names (and addresses) of Calculation Agents (if different from Coöperatieve Centrale Raiffeisen- Boerenleenbank B.A. (Rabobank Nederland)):	BNP Paribas 10 Harewood Avenue London NW1 6AA, United Kingdom

12 General

Not Applicable



FINAL TERMS

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND)
(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND) AUSTRALIA BRANCH
(Australian Business Number 70 003 917 655)
(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND) SINGAPORE BRANCH
(Singapore Company Registration Number F03634W)
(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

Euro 80,000,000,000
Global Medium-Term Note Programme
Due from seven days to perpetuity

SERIES NO: 1630A
TRANCHE NO: 1

EUR 112,000,000 Index Linked Interest Notes 2006 due August 21, 2018

Issue Price: 100 per cent.

Goldman Sachs International

The date of these Final Terms is 03 October 2006.

These Final Terms dated 03 October 2006, replace and supersede the Final Terms dated August 18, 2006 with retroactive effect as per the Issue Date.

PART A – CONTRACTUAL TERMS

Terms used herein shall be deemed to be defined as such for the purposes of the Conditions set forth in the Offering Circular (the 'Offering Circular') dated May 31, 2006 which constitutes a base prospectus for the purposes of the Prospectus Directive (Directive 2003/71/EC) (the 'Prospectus Directive'). This document constitutes the Final Terms of the Notes described herein for the purposes of Article 5.4 of the Prospectus Directive and must be read in conjunction with the Offering Circular, as so supplemented. Full information on the Issuer and the offer of the Notes is only available on the basis of the combination of these Final Terms and the Offering Circular. The Notes will be issued on the terms of these Final Terms read together with the Offering Circular. The Issuer accepts responsibility for the information contained in these Final Terms which, when read together with the Offering Circular, contains all information that is material in the context of the issue of the Notes. The Offering Circular is available for viewing at, and copies may be obtained from, Rabobank Nederland at Croeselaan 18, 3521 CB Utrecht, the Netherlands and the principal office in England of the Arranger and of the Paying Agent in Luxembourg and Amsterdam and www.bourse.lu.

1.	Issuer:		Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland)
2.	(i)	Series Number:	1630A
	(ii)	Tranche Number	1
3.	Specified Currency or Currencies:		Euro ('EUR')
4.	Aggregate Nominal Amount:		
	(i)	Series:	EUR112,000,000
	(ii)	Tranche:	EUR112,000,000
5.	Issue Price:		100 per cent. of the Aggregate Nominal Amount
6.	Specified Denominations:		EUR50,000
7.	(i)	Issue Date:	August 21, 2006
	(ii)	Interest Commencement Date (if different from the Issue Date):	Not Applicable
8.	Maturity Date:		August 21, 2018
9.	Domestic Note: (if Domestic Note, there will be no gross-up for withholding tax)		No
10.	Interest Basis:		Index Linked Interest (further particulars specified below)
11.	Redemption/Payment Basis:		Redemption at par
12.	Change of Interest or Redemption/ Payment Basis:		Not Applicable

13.	Put/Call Options:		Not Applicable
14.	(i)	Status of the Notes:	Senior
	(ii)	Date approval for issuance of Notes obtained:	Not Applicable
15.	Method of distribution:		Non-syndicated

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

16.	**Fixed Rate Note Provisions**	Not Applicable
17.	**Floating Rate Provisions**	Not Applicable
18.	**Zero Coupon Note Provisions**	Not Applicable
19.	***Index Linked Interest Note Provisions***	Applicable

(i) Index/Formula:

The Rate of Interest in respect of each Interest Period will be determined by the Calculation Agent in accordance with the following formula:

4.44 per cent. + 6 x Underlying Spread Reference

Where:

"Underlying Spread Reference" means, in respect of an Interest Period, a rate (expressed as a percentage) determined in accordance with the following formula:

$$\left[\left(\frac{CPI-E(i)}{CPI-E(i)-1}\right)-\left(\frac{CPI-F(i)}{CPI-F(i)-1}\right)\right]$$

"CPI-F" means the unrevised monthly reference Consumer Price Index excluding tobacco for all households residing in metropolitan France as calculated and published monthly by INSEE and appearing on Reuters page "OATINFLATION 01" (or such page as may replace such page on that service) as adjusted and/or replaced from time to time as provided in the Appendix hereto.

"INSEE" means *Institut National de la Statistique et des Etudes Economiques,* a French government agency, which collects and produces information on the French economy and society.

"CPI-E" means the unrevised Eurostat All-Items Harmonised Index of Consumer Prices (excluding tobacco) for the Eurozone as calculated and published on a monthly basis by Eurostat appearing on Reuters screen OATEI01 (or such

page as may replace such page on that service), [rounded to the five decimals] as adjusted and/or replaced as provided in the Appendix hereto.

"**Eurozone**" means the region comprised of member states of the European Union that have adopted the single currency in accordance with the treaty establishing the European Community, as amended.

"**Eurostat**" means the statistical office of the European Communities in Luxembourg.

"**CPI-E(i)**" means the level of CPI-E for the month of May of the year of the Relevant Specified Interest Payment Date.

"**CPI-E(i)-1**" means the level of CPI-E for the month of May of the year preceding the Relevant Specified Interest Payment Date.

"**CPI-F(i)**" means the level of CPI-F for the month of May of the year of the Relevant Specified Interest Payment Date.

"**CPI-F(i)-1**" means the level of CPI-F for the month of May of the year preceding the year of the Relevant Specified Interest Payment Date.

"**Relevant Specified Interest Payment Date**" means in respect of an Interest Period, the Specified Interest Payment Date in respect of such Interest Period.

(ii)	Calculation Agent responsible for calculating the Rate(s) of Interest and Interest Amount:	Goldman Sachs International
(iii)	Basket:	Not Applicable
(iv)	Provisions for determining Rate(s) of Interest and Interest Amount where calculated by reference to Index and/or Formula:	See item 19*(i)* above
(v)	Sponsor:	Eurostat and INSEE
(vi)	Provisions for determining Coupon where calculation by reference to Index and/or Formula is impossible or impracticable:	For the purpose of Condition 9 each Interest Determination Date will be a Valuation Date. For further particulars see the Appendix.
(vii)	Interest Period(s) or Calculation Periods:	The period beginning on (and including) the Issue Date and ending on (but excluding) the first Specified Interest Payment Date and each

		successive period beginning on (and including) a Specified Interest Payment Date and ending on (but excluding) the next succeeding Specified Interest Payment Date.
(viii)	Interest Period Date(s):	Not Applicable
(ix)	Interest Determination Date(s):	The day falling two (2) TARGET Business Days prior to the last day of the Interest Period.
(x)	Specified Interest Payment Dates:	August 21 in each year commencing on (and including) August 21, 2007 and ending on (and including) the Maturity Date.
(xi)	Business Day Convention:	Following Business Day Convention
(xii)	Business Centre(s) (*Condition* 1(a)):	TARGET
(xiii)	Minimum Rate of Interest:	0.00 per cent. per annum
(xiv)	Maximum Rate of Interest:	7.00 per cent. per annum
(xv)	Day Count Fraction (Condition 1(a)):	30/360, unadjusted
(xvi)	Exchange:	Not Applicable
(xvii)	Related Exchange:	Not Applicable

20.	**Equity Linked Interest Note Provisions**	Not Applicable
21.	**Dual Currency Note Provisions**	Not Applicable

PROVISIONS RELATING TO REDEMPTION

22.	**Call Option**	Not Applicable
23.	**Put Option**	Not Applicable
24.	**Final Redemption Amount (all Notes except Equity Linked Redemption Notes and Index Linked Redemption Notes) of Each Note**	EUR50,000 per Note of EUR50,000 Specified Denomination
25.	**Final Redemption Amount (Equity Linked Redemption Notes)**	Not Applicable
26.	**Final Redemption Amount (Index Linked Redemption Notes)**	Not Applicable
27.	**Early Redemption Amount**	
(i)	Early Redemption Amount(s) of each Note payable on redemption for	As set out in the Conditions

	taxation reasons (Condition 7(c)) or an event of default (Condition 13) and/or the method of calculating the same (if required or if different from that set out in the Conditions):	
(ii)	Redemption for taxation reasons permitted on days other than Interest Payment Dates (Condition 7(c)):	No
(iii)	Unmatured Coupons to become void upon early redemption (Bearer Notes only) (Condition 10(f)):	Yes
(iv)	Early Redemption Amount of each Note payable on redemption pursuant to Condition 7(g):	Not Applicable

GENERAL PROVISIONS APPLICABLE TO THE NOTES

28.	**Form of Notes**	Bearer Notes Temporary Global Note exchangeable for a permanent Global Note which is exchangeable for Definitive Notes in the limited circumstances specified in the permanent Global Note.
29.	Financial Centre(s) (Condition 10(h)) or other special provisions relating to payment dates:	TARGET, subject to Condition 10(h)(A)
30.	Talons for future Coupons or Receipts to be attached to Definitive Notes (and dates on which such Talons mature):	No
31.	Details relating to Partly Paid Notes: amount of each payment comprising the Issue Price and date on which each payment is to be made and consequences (if any) of failure to pay, including any right of the Issuer to forfeit the Notes and interest due on late payment:	Not Applicable
32.	Details relating to Instalment Notes: Amount of each instalment, date on which each payment is to be made:	Not Applicable
33.	Redenomination, renominalisation and reconventioning provisions	Not Applicable
34.	Consolidation provisions:	Not Applicable
35.	Other terms or special conditions:	So long as Bearer Notes are represented by a Global Note and the Global Note is held on behalf of Euroclear, Clearstream, Luxembourg or any other clearing system, notwithstanding Condition

17, notices to Noteholders may be given by delivery of the relevant notice to that clearing system for communication by it to entitled accountholders. Any notice thus delivered to that clearing system shall be deemed to have been given to the Noteholders on the day on which that notice is delivered to the clearing system.

DISTRIBUTION

36.	(i) If syndicated, names and addresses of Managers:	Not Applicable
	(ii) Stabilising Manager(s) (if any):	Not Applicable
	(iii) Dealers' Commission:	Not Applicable
37.	If non-syndicated, name and address of Dealer:	Goldman Sachs International Peterborough Court 133 Fleet Street London EC4A 2BB United Kingdom
38.	Applicable TEFRA exemption:	D Rules
39.	Additional selling restrictions:	Not Applicable
40.	Subscription period:	Not Applicable

GENERAL

41.	Additional steps that may only be taken following approval by an Extraordinary Resolution in accordance with Condition 14(a):	Not Applicable
42.	The aggregate principal amount of Notes issued has been translated into Euro at the rate of [ ], producing a sum of (for Notes not denominated in Euro):	Not Applicable
43.	In the case of Notes listed on Eurolist by Euronext Amsterdam N.V.:	Not Applicable

LISTING AND ADMISSION TO TRADING APPLICATION

These Final Terms comprise the final terms required to list and have admitted to trading the issue of Notes described herein pursuant to the Euro 80,000,000,000 Global Medium Term Note Programme of Rabobank Nederland.

RESPONSIBILITY

The Issuer accepts responsibility for the information contained in these Final Terms. The information on CPI-E and CPI-F has been extracted from INSEE and France Tresor web site. The Issuer confirms that such

information has been accurately reproduced and that, so far as it is aware, and is able to ascertain from information published by INSEE and France Tresor web site, no facts have been omitted which would render the reproduced information inaccurate or misleading.

Signed on behalf of the Issuer:

By:

Duly authorised

PART B – OTHER INFORMATION

1. Listing

(i)	Listing:	Luxembourg Stock Exchange
(ii)	Admission to Trading:	Application has been made for the Notes to be admitted to trading on August 21, 2006
(iii)	Estimate of total expenses related to admission to trading:	EUR 5,920

2. Ratings

Rating:

The Notes have been rated

S&P:AAA

Moody's: Aaa

Fitch Ratings Ltd: AA+

As defined by Standard & Poor's, an AAA rating means that the Notes has the highest rating assigned by Standard & Poor's and that the Issuer's capacity to meet its financial commitment on the obligation is extremely strong. As defined by Moody's an Aaa rating means that the Notes are judged to be of the highest quality, with minimal credit risk. As defined by Fitch an AA+ rating means that the Notes are judged to be of a very high credit quality and denote expectations of low credit risk. It indicates very strong capacity for payment of financial commitments and is not significantly vulnerable to foreseeable events.

3. Notification

The Netherlands Authority for the Financial Markets *(Autoriteit Financiële Markten)* has been requested to provide each of the *Commission bancaire, financiére et des assurances (CBFA)* in Belgium, *Epitroph Kefalaiagoras* in Greece, *Comisiòn Nacional del Mercado de Valores (CNMV)* in Spain, *Autorité des marchés finaciers (AMF)* in France, Irish Financial Regulatory Authority in Ireland, *Commissione Nazionale per le Società e la Borsa (CONSOB)* in Italy, *Kredittilsynet* in Norway, Financial Market Authority (FMA) in Austria *Rahoitustarkastus* in Finland, *Finansinspektionen* in Sweden, Financial Services Authority (FSA) in United Kingdom, *Commission de surveillance du* secteur financier (CSSF) in Luxembourg and the Bundesanstalt für Finanzdienstleistungsaufsicht (BaFin) in Germany with a certificate of approval attesting that the Offering Circular has been drawn up in accordance with the Prospectus Directive.

Notwithstanding the foregoing, no offer of Notes to the public may be made in any Relevant Member State, which requires the Issuer to undertake any action in addition to the filing of the Final Terms with the Netherlands Authority for the Financial Markets unless and until the Issuer advises

such action has been taken.

4. Interests of natural and legal persons involved in the issue/offer

Save as disclosed in the Offering Circular, so far as the Issuer is aware, no person involved in the offer of the Notes has an interest material to the offer.

5. Reasons for the offer, estimated net proceeds and total expenses

(i)	Reasons for the offer:	Banking Business
(ii)	Estimated net proceeds:	EUR 112,000,000
(iii)	Estimated total expenses:	None

6. Performance of index/formula, explanation of effect on value of investment and associated risks and other information concerning the underlying (*Index-Linked Notes only*)

See appendix. Historic performance for CIP-E can be obtained from Eurostat and for CPI-F from INSEE.

7. Operational information

(i)	ISIN Code:	XS0263313156
(ii)	Common Code:	026331315
(iii)	Fondscode:	Not Applicable
(iv)	German WKN-code:	Not Applicable
(v)	Private Placement number	Not Applicable
(vi)	Any clearing system(s) other than Euroclear and Clearstream, Luxembourg and the relevant number(s):	Not Applicable
(vii)	Delivery:	Delivery against payment
(viii)	Names and addresses of additional Paying/ Delivery Agent(s) (if any):	Not Applicable
(ix)	Names (and addresses) of Calculation Agent(s) (if different from Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank International))	Goldman Sachs International Peterborough Court 133 Fleet Street London EC4A 2BB United Kingdom

8. General

Tradeable Amount:	EUR 50,000

So long as the Notes are represented by a temporary Global Note or permanent Global Note, the Notes will be tradeable only in principal amounts of at least the Specified Denomination.

Time period during which the offer is open:	Not Applicable
Description of the application process:	Not Applicable
Description of possibility to reduce subscriptions:	Not Applicable
Manner for refunding excess amount paid by applicants:	Not Applicable
Minimum and/or maximum amount of application:	Not Applicable
Method and time limit for paying up the securities and for delivery of the securities:	Not Applicable
Manner and date in which results of the offer are to be made public:	Not Applicable
Procedure for exercise of any right of pre-emption, the negotiability of subscription rights and the treatment of subscription rights not exercised:	Not Applicable

APPENDIX

(This Appendix forms part of the Final terms to which it is attached)

INFORMATION RELATING TO THE INDICES

1- CPI-F

(Source: INSEE web site: France tresor web site: www.francetresor.gouv.fr)

(i) FIELD

Geographic coverage:
French territory, including the overseas départements (DOMs), which were incorporated into the new base-1998 CPI-F with effect from the index published in February 1999 and back-extrapolated to the year 1998.

Other specific features:
CPI-F covers all goods and services consumed on French territory by resident households and non-resident households (for example, tourists). CPI-F's effective coverage rate in 1998 was 95% of its
theoretical rate. The main extensions in the scope of coverage of the new index are insurance, social-protection services, household services, legal services, used cars, and municipal waste collection. As from 1999, the only areas excluded from CPI-F observation field are gambling, hospital services, life insurance, and healthcare insurance.

(ii) GENERAL DESCRIPTION OF CPI-F

Goals:
CPI-F is the official instrument for measuring inflation in France. It allows an estimation between two given periods of the average change in prices of products consumed by households. It is a summary gauge of movements in prices of products on a constant-quality basis.

Production and publication:
CPI-F is published monthly in two issues of Informations Rapides--for the "preliminary" and "revised" figure respectively--and in various product consumption classifications. The basic structure resembles the international Classification of Individual Consumption by Purpose (COICOP) but is more detailed: it comprises 12 consumption functions, 122 groupings into 161 groups, and a few short-term groupings. INSEE also publishes about a hundred series of average prices for individual items.

(iii) COLLECTION METHODS

Historical summary:
The first generation of indexes dates from 1914. Over the years, CPI-F coverage has broadened both in geographic terms and in terms of population represented and consumption tracked. The Base 1998 CPI-F is the seventh-generation index. It consists of 159 groups, 122 groupings, and 12 consumption functions.This sectorial cover enlarged every year ; in January 2001 it was constituted of 161 groups.

Statistical unit surveyed:
Sales outlet for products distributed through conventional channels. National or regional producer organization for data on charges: electricity, telecommunications, rail and air fares, mail-order catalog prices, etc.

Frequency and collection method:

Observations by price collectors on a month-long and once-a-month basis. Fresh-product prices are collected every two weeks.

Sampling frame and number of units surveyed:

The sampling plan is stratified according to three criteria:

- geographic criterion: prices are collected in 106 urban units of more than 2,000 inhabitants throughout France and of all sizes;
- product types: a sample of slightly over 1,000 product families, called "items" (variétés) is defined to allow for product heterogeneity within 161 groups of products. The item is the basic, elementary level for monitoring products and calculating the index. The list of items is confidential, and only some average prices of homogeneous products are published at this level.
- "type of sales outlet": a sample of 27,000 outlets, stratified by sales channel, was constructed (1) to represent product diversity by brand, distributor, and consumer-purchasing modes, and (2) to take into account the differences in price movements for each sales channel.

By combining these criteria, INSEE manages to track slightly over 130,000 varieties (séries, i.e., specific products in a given type of sales outlet), yielding over 160,000 monthly quotations. In addition, some 40,000 varieties of charges are obtained from central sources.

The sample is updated annually to reflect the changing patterns of consumption behavior and, in particular, to introduce new products.

Revisions concern the list and content of items as well as the distribution by form of sale and by urbanunit.

(iv) CALCULATION METHOD OF CPI-F

CPI-F is an annually chained Laspeyres index. In addition to the sample composition, the weightings used to aggregate the 21,000 elementary indexes (items x urban unit, in most cases) are also updated annually. These weightings express the share of expenditures on a given aggregate as a total of the household consumption expenditures tracked by CPI-F.
Most weightings are obtained from the annual assessments of household consumption expenditures by the National Accounting Service, rebased on 1995.
Specific methods are used for fresh products, for other seasonal items, and for determining "pure" price movements on a constant-quality basis, when a product is eliminated and replaced by another during the year.
Special offers and discount sales available to all consumers are taken into account in all CPI products.

2- CPI-E

(Source France tresor web site : www.francetresor.gouv.fr)

A- METHODOLOGY

• CPI-E published by Eurostat, measures the level of prices for market goods and services consumed by households in the eurozone.

CPI-E is the aggregate of each member state's harmonized index of consumer prices (**"HICP"**). And the Eurozone is considered as one single entity regardless of the elements of which it is composed.

• CPI-E is said to be harmonized because the methodology and nomenclatures for the index of prices are the same for all of the countries in the eurozone and the European Union (this is required by article 121 of the European Union Treaty). This makes it possible to compare inflation among different member states of the European Union. Emphasis is placed on the quality and comparability of the various countries' indices.

• In the year N, each country's weight in the CPI-E equals the share of this country in the eurozone final household consumption for the year N-2. These weights are re-estimated every year in the publication of the January eurozone CPI-E.

• CPI-E is calculated as an annual chained-index, which makes it possible to change the weights every year.

• Thus, the integration of new entrants in the CPI-E is easy, as was the case with Greece in January 2001. If a new entrant joins in the year N, it is included in CPI-E starting from January N. The new member state's weight is included in the annual revaluation of the HICP Index for the year N.

EMU 2002 CPI-E weighting	
Austria	3.19
Belgium	3.40
Finland	1.60
France	20.43
Germany	30.58
Greece	2.47
Ireland	1.26
Italy	19.23
Luxembourg	0.26
Netherlands	5.20
Portugal	2.05
Spain	10.35
EMU Total	**100.00**

• **Release dates:**

CPI-E is published every month by Eurostat according to a pre-determined, official timetable. Publication generally occurs around the 16th-18th of the following month (for example, the March CPI-E is published around April 16th-18th). If a revision is made, it is published with CPI-E of the following month.
Since early 2002, Eurostat has been providing a first estimate of the annual CPI-E inflation for each month on the last day of that month. This estimate, based upon very partial data, concerns only the total CPI-E. This may give information to market participants, but this is not an official estimate of the index.

• **The media through which the index is made public:**
The series of unrevised eurozone HICP's is published on the website of Agency France Trésor: www. aft. gouv. fr. It is updated after each publication of a new HICP by Eurostat.
Finally, the daily inflation reference, calculated by linear interpolation of the two latest monthly inflation indices published by Eurostat, are available through the www.aft.gouv.fr web site, as well as major international information networks. This reference can be accessed through AFT pages on such networks.

3. INDEX DELAYS AND DISRUPTION EVENTS

For the purposes of the following provisions CPI-E and CPI-F are each referred to as an "Index".

A - DELAY OF PUBLICATION

(a) If any level of an Index which is relevant to the calculation of a payment under the Notes (a "Relevant Level") has not been published or announced by the day that is five Business Days prior to the next Specified Interest Payment Date, the Calculation Agent shall determine a Substitute Index Level (in place of such Relevant Level) by using the following methodology:

(i) If applicable, the Calculation Agent will take the same action to determine the Substitute Index Level for the relevant Interest Period as that taken by the calculation agent pursuant to the terms and conditions of the Related Bond;

(ii) If (i) does not result in a Substitute Index Level for the relevant Interest Period for any reason, then the Calculation Agent shall determine the Substitute Index Level as follows:

Substitute Index Level = Base Level x (Latest Level/Reference Level)

Where:

"Base Level" means the level of the Index (excluding any "flash" estimates) published or announced by the Sponsor in respect of the month which is 12 calendar months prior to the month for which the Substitute Index Level is being determined.

"Latest Level" means the latest level of the Index (excluding any "flash" estimates) published or announced by the Sponsor prior to the month in respect of which the Substitute Index Level is being calculated.

"Reference Level" means the level of the Index (excluding any "flash" estimates) published or announced by the Sponsor in respect of the month that is 12 calendar months prior to the month referred to in "Latest Level" above.

"Related Bond" means a bond selected by the Calculation Agent and issued by the government of the country to whose level of inflation the relevant Index relates and which pays a coupon or redemption amount which is calculated by reference to the Index, with a maturity date which falls on (a) the same day as the Maturity Date, (b) the next longest maturity after the Maturity Date if there is no such bond maturing on the Maturity Date, or (c) the next shortest maturity before the Maturity Date if no bond defined in (a) or (b) is selected by the Calculation Agent. If the Index relates to the level of inflation across the European Monetary Union, the Calculation Agent will select an inflation-linked bond that is a debt obligation of one of the governments (but not any government agency) of France, Italy, Germany or Spain and which pays a coupon or redemption amount which is calculated by reference to the level of inflation in the European Monetary Union. In each case, the Calculation Agent will select the Related Bond from those inflation-linked bonds issued on or before the Issue Date and, if there is more than one inflation-linked bond maturing on the same date, the Related Bond shall be selected by the Calculation Agent from those bonds. If the Related Bond redeems the Calculation Agent will select a new Related Bond on the same basis, but selected from all eligible bonds in issue at the time the original Related Bond redeems (including any bond for which the redeemed bond is exchanged).]

(b) If a Relevant Level is published or announced at any time after the day that is five Business Days prior to the next Specified Interest Payment Date, such Relevant Level will not be used in any

calculations. The Substitute Index Level so determined pursuant to this provision, will be the definitive level for the relevant month.

B - CESSATION OF PUBLICATION

If a level for an Index has not been published or announced for two consecutive months or the Sponsor announces that it will no longer continue to publish or announce the Index then the Calculation Agent shall determine a Successor Index (in lieu of any previously applicable Index) for the purposes of the Notes by using the following methodology:

(a) If at any time a successor index has been designated by the calculation agent pursuant to the terms and conditions of the Related Bond, such successor index shall be designated a "Successor Index" for the purposes of all subsequent Interest Periods in relation to the Notes, notwithstanding that any other Successor Index may previously have been determined pursuant to paragraphs B(b), (c) or (d) below; or

(b) If a Successor Index has not been determined under (a) above and a notice has been given or an announcement has been made by a Sponsor, specifying that the Index will be superseded by a replacement Index specified by the Sponsor, and the Calculation Agent determines that such replacement index is calculated using the same or substantially similar formula or method of calculation as used in the calculation of the previously applicable Index, such replacement index shall be the relevant Index for purposes of the Notes from the date that such replacement Index comes into effect; or

(c) If a Successor Index has not been determined under (a) or (b) above the Calculation Agent shall ask five leading independent dealers to state what the replacement index for the Index should be. If between four and five responses are received, and of those four or five responses, three or more leading independent dealers state the same index, this index will be deemed the "Successor Index". If three responses are received, and two or more leading independent dealers state the same index, this index will be deemed the "Successor Index". If fewer than three responses are received, the Calculation Agent will proceed to subsection (d) hereof; or

(d) If no Successor Index has been deemed under (a), (b) or (c) above by the fifth Business Day prior to the next Specified Interest Payment Date the Calculation Agent will determine an appropriate alternative index for such affected Specified Interest Payment Date, and such index will be deemed a "Successor Index" in accordance with Condition 9(a).

EXECUTION COPY

Final Terms

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND)
(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A.
(Rabobank Nederland) Australia Branch
(Australian Business Number 70 003 917 655)
(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A.
(Rabobank Nederland) Singapore Branch
(Singapore Company Registration Number F03634W)
(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

Euro 80,000,000,000
Global Medium-Term Note Programme
Due from seven days to perpetuity

SERIES NO: 1619A
TRANCHE NO: 3

TRY 25,000,000 18.00 per cent. Fixed Rate Notes 2006 due 24 July 2008 (the "Notes")(to be consolidated and form a single series with the TRY 50,000,000 18.00 per cent. Fixed Rate Notes 2006 due 24 July 2008 issued on 24 July 2006 and the TRY 25,000,000 18.00 per cent. Fixed Rate Notes 2006 due 24 July 2008 issued on 3 August 2006)

Issue Price: 101.350 per cent.

(plus 23 days' accrued interest from

and including 24 July 2006 to but excluding 16 August 2006)

RBC Capital Markets **Rabobank International**

The date of these Final Terms is 15 August 2006.

PART A – CONTRACTUAL TERMS

Terms used herein shall be deemed to be defined as such for the purposes of the Conditions set forth in the Offering Circular (the '**Offering Circular**') dated May 31, 2006 which constitutes a base prospectus for the purposes of the Prospectus Directive (Directive 2003/71/EC) (the '**Prospectus Directive**'). This document constitutes the Final Terms of the Notes described herein for the purposes of Article 5.4 of the Prospectus Directive and must be read in conjunction with the Offering Circular, as so supplemented. Full information on the Issuer and the offer of the Notes is only available on the basis of the combination of these Final Terms and the Offering Circular. The Notes will be issued on the terms of these Final Terms read together with the Offering Circular. Each Issuer accepts responsibility for the information contained in these Final Terms which, when read together with the Offering Circular, contains all information that is material in the context of the issue of the Notes. The Offering Circular is available for viewing at, and copies may be obtained from, Rabobank Nederland at Croeselaan 18, 3521 CB Utrecht, the Netherlands and the principal office in England of the Arranger and of the Paying Agent in Luxembourg and Amsterdam and www.bourse.lu.

1	Issuer:		Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland)
2	(i)	Series Number:	1619A
	(ii)	Tranche Number:	3
3	Specified Currency or Currencies:		Turkish Lira ("TRY")
4	Aggregate Nominal Amount:		
	(i)	Tranche:	TRY 25,000,000 (on the Issue Date the Notes will be consolidated and form a single series with the TRY 50,000,000 18.00 per cent. Fixed Rate Notes 2006 due 24 July 2008 issued on 24 July 2006 and the TRY 25,000,000 18.00 per cent. Fixed Rate Notes 2006 due 24 July 2008 issued on 3 August 2006)
	(ii)	Series:	TRY 100,000,000
5	Issue Price:		101.350 per cent. of the Aggregate Nominal Amount plus 23 days accrued interest from and including 24 July 2006 to but excluding 16 August 2006
6	Specified Denominations:		TRY 1,000
7	(i)	Issue Date:	16 August 2006
	(ii)	Interest Commencement Date (if different from the Issue Date):	24 July 2006
8	Maturity Date:		24 July 2008
9	Domestic Note: (if Domestic Note, there will be no gross-up for withholding tax)		No

10	Interest Basis:		18.00 per cent. Fixed Rate
11	Redemption/Payment Basis:		Redemption at par
12	Change of Interest or Redemption/Payment Basis:		Not Applicable
13	Put/Call Options:		Not Applicable
14	(i)	Status of the Notes:	Senior
	(ii)	Date approval for issuance of Notes obtained:	Not Applicable
15	Method of distribution:		Syndicated

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

16	**Fixed Rate Note Provisions**		Applicable
	(i)	Rate of Interest:	18.00 per cent. per annum payable annually in arrear
	(ii)	Interest Payment Date(s):	24 July 2007 and 24 July 2008
	(iii)	Fixed Coupon Amount(s):	TRY 180.00 per TRY 1,000 in nominal amount
	(iv)	Broken Amount:	Not Applicable
	(v)	Day Count Fraction (Condition 1(a)):	Actual/Actual-ICMA (unadjusted)
	(vi)	Determination Date(s) (Condition 1(a)):	Interest Payment Dates
	(vii)	Other terms relating to the method of calculating interest for Fixed Rate Notes:	Not Applicable
17	**Floating Rate Provisions**		Not Applicable
18	**Zero Coupon Note Provisions**		Not Applicable
19	**Index Linked Interest Note Provisions**		Not Applicable
20	**Equity Linked Interest Note Provisions**		Not Applicable
21	**Dual Currency Note Provisions**		Not Applicable

PROVISIONS RELATING TO REDEMPTION

22	**Call Option**	Not Applicable
23	**Put Option**	Not Applicable
24	**Final Redemption Amount (all Notes except Equity Linked Redemption Notes and Index Linked Redemption Notes) of Each Note**	TRY 1,000 per Note of TRY 1,000 Specified Denomination

25	***Final Redemption Amount (Equity Linked Redemption Notes)***	Not Applicable
26	**Final Redemption Amount (Index Linked Redemption Notes)**	Not Applicable
27	**Early Redemption Amount**	
	(i) Early Redemption Amount(s) of each Note payable on redemption for taxation reasons (Condition 7(c)) or an event of default (Condition 13) and/or the method of calculating the same (if required or if different from that set out in the Conditions):	Yes, as set out in the Conditions
	(ii) Redemption for taxation reasons permitted on days other than Interest Payment Dates (Condition 7(c)):	Yes
	(iii) Unmatured Coupons to become void upon early redemption (Bearer Notes only) (Condition 10(f)):	Yes
	(iv) Early Redemption Amount of each Note payable on redemption pursuant to Condition 7(g):	Not Applicable

GENERAL PROVISIONS APPLICABLE TO THE NOTES

28	**Form of Notes**	Bearer Notes Temporary Global Note exchangeable for permanent Global Note which is exchangeable for Definitive Notes in the limited circumstances specified in the permanent Global Note.
29	Financial Centre(s) (Condition 10(h)) or other special provisions relating to payment dates:	Istanbul and London, subject to condition 10(h) (A)
30	Talons for future Coupons or Receipts to be attached to Definitive Notes (and dates on which such Talons mature):	No
31	Details relating to Partly Paid Notes: amount of each payment comprising the Issue Price and date on which each payment is to be made and consequences (if any) of failure to pay, including any right of the Issuer to forfeit the Notes and interest due on late payment:	Not Applicable

32	Details relating to Instalment Notes:		Not Applicable
33	Redenomination, renominalisation and reconventioning provisions:		Not Applicable
34	Consolidation provisions:		Not Applicable
35	Other terms or special conditions:		So long as Bearer Notes are represented by a temporary or permanent Global Note and the temporary or permanent Global Note is held on behalf of Euroclear, Clearstream, Luxembourg or any other clearing system, notwithstanding Condition 17, notices to Noteholders may be given by delivery of the relevant notice to that clearing system for communication by it to entitled accountholders. Any notice thus delivered to that clearing system shall be deemed to have been given to the Noteholders on the day on which that notice is delivered to the clearing system.

DISTRIBUTION

36	(i)	If syndicated, names and addresses of Managers:	Royal Bank of Canada Europe Limited 71 Queen Victoria Street London EC4V 4DE United Kingdom Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank International) Thames Court One Queenhithe London EC4V 3RL United Kingdom
	(ii)	Stabilising Manager (if any):	Royal Bank of Canada Europe Limited
	(iii)	Dealers' Commission:	1.00 per cent. selling concession 0.50 per cent. combined management and underwriting commission
37	If non-syndicated, name and address of Dealer:		Not Applicable
38	Applicable TEFRA exemption		D Rules
39	Additional selling restrictions:		<u>US</u> The Notes have not been and will not be registered under the United States Securities Act of 1933, as amended (the "Securities Act") and are subject to US tax law requirements. Accordingly, Notes may not be offered, sold or

delivered in the United States or to US persons except to the extent permitted by the Subscription Agreement. The Notes are not eligible for sale under Rule 144A under the Securities Act. TEFRA D; Cat. 2 are applicable as more fully specifically described in the Offering Circular and Subscription Agreement.

Turkey

Each Manager will be required to acknowledge that pursuant to article 15 of the Decree no. 32 containing the Foreign Exchange Rules of Turkey, the purchase and sale of the Notes issued in a foreign jurisdiction by the Managers to persons resident in Turkey are permitted and are not subject to restrictions, except that the transfers relating to the purchase or sale of such Notes should be made through authorised banks or intermediary institutions authorised to carry out securities transactions according to the capital market legislation of Turkey. Each Manager will be required to represent, agree and warrant that it will not permit the distribution of any disclosure documents relating to the issue of the Notes in Turkey without observing the provisions of the Communique III, no. 20 of the Capital Market Board regarding the sale of foreign capital market instruments in Turkey.

40	Subscription period:	Not Applicable
GENERAL		
41	Additional steps that may only be taken following approval by an Extraordinary Resolution in accordance with Condition 14(a):	Not Applicable
42	The aggregate principal amount of Notes issued has been translated into Euro at the rate of 0.540146 producing a sum of (for Notes not denominated in Euro):	Euro 13,503,650
43	In the case of Notes listed on Eurolist by Euronext Amsterdam N.V.:	Not Applicable

LISTING AND ADMISSION TO TRADING APPLICATION

These Final Terms comprise the final terms required to list and have admitted to trading the issue of Notes described herein pursuant to the Euro 80,000,000,000 Global Medium Term Note Programme of Rabobank Nederland.

RESPONSIBILITY

The Issuer accepts responsibility for the information contained in these Final Terms.

Signed on behalf of the Issuer:

By: ______________________



Duly authorised

PART B – OTHER INFORMATION

1 Listing

(i)	Listing:	Luxembourg
(ii)	Admission to Trading:	Application has been made for the Notes to be admitted to trading on the Luxembourg Stock Exchange with effect from 16 August 2006
(iii)	Estimate of total expenses related to admission to trading:	EUR 1,130

2 Ratings

Rating: The Notes to be issued have been rated:

S&P:	AAA
Moody's:	Aaa
Fitch RatingsLtd.:	AA+

As defined by Moody's an Aaa rating means that the Notes are judged to be of the highest quality, with minimal credit risk. As defined by Standard & Poor's, an AAA rating means that the Notes have the highest rating assigned by Standard & Poor's and that the Issuer's capacity to meet its financial commitment on the obligation is extremely strong. As defined by Fitch an AA+ rating means that the Notes are judged to be of a very high credit quality and denote expectations of low credit risk. It indicates very strong capacity for payment of financial commitments and is not significantly vulnerable to foreseeable events..

3 Notification

The Netherlands Authority for the Financial Markets (*Autoriteit Financiële Markten*) has provided each of the Commission bancaire, financière et des assurances (CBFA) in Belgium, Epitroph Kefalaiagoras in Greece, Comisiòn Nacional del Mercado de Valores (CNMV) in Spain, Autorité des marchés financiers (AMF) in France, Irish Financial Regulatory Authority in Ireland, Commissione Nazionale per le Società e la Borsa (CONSOB) in Italy, Kredittilsynet in Norway, Financial Market Authority (FMA) in Austria, Rahoitustarkastus in Finland, Finansinspektionen in Sweden, Financial Services Authority (FSA) in United Kingdom, Commission de surveillance du secteur financier in Luxembourg and the Bundesanstalt für Finanzdienstleistungsaufsicht (BaFin) in Germany with a certificate of approval attesting that the Offering Circular has been drawn up in accordance with the Prospectus Directive.

Notwithstanding the foregoing, no offer of Notes to the public may be made in any Relevant Member State, which requires for the Issuer to undertake any action in addition to the filing of the Final Terms with the Netherlands Authority for the Financial Markets unless and until the Issuer advises such action has been taken.

4 Interests of natural and legal persons involved in the issue

Save as disclosed in the Offering Circular, so far as the Issuer is aware, no person involved in the offer of the Notes has an interest material to the offer.

5 Reasons for the offer, estimated net proceeds and total expenses

(i)	Reasons for the offer:	Banking business
(ii)	Estimated net proceeds	TRY 25,226,061.64
(iii)	Estimated total expenses:	TRY 395,000 (comprising of TRY 20,000 Managers' expenses and TRY 375,000 selling concession and combined management and underwriting commission)
6	**Yield** (*Fixed Rate Notes Only*) Indication of yield:	17.07 per cent. per annum This is the yield-to-maturity and is calculated as the rate of return anticipated on the Notes as if they will be held until the Maturity Date. The calculation of the yield-to-maturity takes into account the Issue Price of the Notes, the Aggregate Nominal Amount of the Notes, the Rate of Interest and the time to Maturity. It is also assumed that all coupons are reinvested at the same rate. The yield is calculated at the Issue Date on the basis of the Issue Price. It is NOT an indication of future yield.

7 Operational information

(i)	ISIN Code:	XS0260835912
(ii)	Common Code:	026083591
(iii)	WKN (German security code):	Not Applicable
(iv)	Fondscode:	Not Applicable
(v)	Private Placement number:	Not Applicable
(vi)	Any clearing system(s) other than Euroclear and Clearstream, Luxembourg and the relevant number(s):	Not Applicable
(vii)	Delivery:	Delivery against payment
(viii)	Names and addresses of additional Paying/Deliver Agents (if any):	Not Applicable
(ix)	Names (and addresses) of Calculation Agent(s) (if different from Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank International)	Not Applicable

12 General

Tradeable amount:	TRY 1,000 So long as the Notes are represented by a temporary Global

Note or permanent Global Note, the Notes will be tradeable only in principal amounts of at least the Specified Denomination or if more than one Specified Denomination, the lowest Specified Denomination, and integral multiples of the Tradeable Amount in excess thereof